As confidentially submitted to the Securities and Exchange Commission on September 27, 2021

This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission, and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

DELIMOBIL HOLDING S.A.

(Exact name of Registrant as specified in its charter)

Grand Duchy of Luxembourg	7389	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

10, rue C.M. Spoo

L-2546, Luxembourg

Grand Duchy of Luxembourg

+352 26 97 63 04

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

C T Corporation System

28 Liberty Street

New York,

New York 10005

(212) 894-8940

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

David I. Gottlieb, Esq. Cleary Gottlieb Steen & Hamilton LLP 2 London Wall Place London EC2Y 5AU United Kingdom +44 20 7614 2200	Yulia A. Solomakhina Cleary Gottlieb Steen & Hamilton LLC Paveletskaya Square 2/3 Moscow, Russia, 115054 +7 495 660 8500	Claire-Marie Darnand Stibbe Avocats 6, rue Jean Monnet 2180 Luxembourg Luxembourg +352 26 61 81 00	Pranav L. Trivedi, Esq. Skadden, Arps, Slate, Meagher & Flom (UK) LLP 40 Bank Street, Canary Wharf London E14 5DS United Kingdom +44 20 7519 7000	Ryan J. Dzierniejko Skadden, Arps, Slate, Meagher & Flom LLP One Manhattan West New York, NY 10001 United States +1 (212) 735-3000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933. Emerging growth company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered(1)	Amount to be Registered(2)	Proposed Maximum Offering Price per Share	Proposed Maximum Aggregate Offering Price(3)	Amount of Registration Fee(4)
Ordinary shares, par value of € 0.01

(1)

American depositary shares, or ADSs, issuable upon deposit of the ordinary shares registered hereby will be registered under a separate registration statement on Form F-6 (Registration No. 333-                ). Each American depositary share represents                ordinary shares.

(2)	Includes the aggregate offering price of additional ordinary shares represented by ADSs that may be acquired by the underwriters if the underwriters’ option to purchase additional ADSs is exercised.
(3)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(4)	Calculated pursuant to Rule 457(o) under the Securities Act of 1933, as amended, based on an estimate of the proposed maximum aggregate offering price.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                 , 2021

PRELIMINARY PROSPECTUS

DELIMOBIL HOLDING S.A.

            American Depositary Shares

Representing                  Ordinary Shares

$                per ADS

This is the initial public offering of American Depositary Shares, or ADSs, representing ordinary shares of Delimobil Holding S.A., a public limited liability company (société anonyme) incorporated under the laws of Luxembourg. Each ADS will represent                ordinary shares. We are offering                  ADSs.

Prior to this offering, there has been no public market for the ADSs. The estimated initial public offering price per ADS will be between $                 and $                . We intend to apply to have the ADSs listed on the New York Stock Exchange (“NYSE”) in the United States under the symbol “DMOB.”

We are and will continue to be a “controlled company” within the meaning of the NYSE corporate governance rules due to the fact upon completion of this offering that our controlling shareholder, Mikro Kapital Group SARL, as well as (i) all its direct and indirect subsidiaries, (ii) special purpose vehicles managed by such direct and indirect subsidiaries and (iii) equity investments of such special purpose vehicles (together “Mikro Kapital Group”), will control approximately                 % of the voting power of our ordinary shares. As a “controlled company”, we are permitted to elect to rely on certain exemptions from corporate governance rules. See “Management—Controlled Company Exemption.”

We are both an “emerging growth company” and a “foreign private issuer” as defined under the U.S. federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements. See “Prospectus Summary—Implications of Being an Emerging Growth Company and a Foreign Private Issuer.”

Investing in the ADSs involves risks. See “Risk Factors” beginning on page 24.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per ADS	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us (before expenses)	$	$

(1)	We have agreed to reimburse the underwriters for certain expenses in connection with this offering. See “Underwriting.”

The underwriters have a 30-day option to purchase up to an aggregate of                 additional ADSs from us at the initial public offering price, less the underwriting discounts and commissions.

The underwriters expect to deliver the ADSs to purchasers on or about                  , 2021.

BofA Securities	Citigroup	VTB Capital

RenCap	SberCIB

Prospectus dated                 , 2021

Neither we nor the underwriters have authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared, and neither we nor the underwriters take responsibility for, or can provide any assurance as to the reliability of, any other information others may give you. We and the underwriters are not making an offer to sell, or seeking offers to buy, these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than its date, regardless of the time of delivery of this prospectus or of any sale of the ADSs.

For investors outside the United States: Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the ADSs and the distribution of this prospectus outside the United States.

We are incorporated in Luxembourg, and a majority of our outstanding securities are owned by non-U.S. residents. Under the rules of the United States Securities and Exchange Commission, or the SEC, we

i

are currently eligible for treatment as a “foreign private issuer.” As a foreign private issuer, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic registrants whose securities are registered under the Securities Exchange Act of 1934, as amended.

ABOUT THIS PROSPECTUS

Except where the context otherwise requires or where otherwise indicated, all references in this prospectus to “Delimobil Holding” or the “issuer” are to Delimobil Holding S.A., a Luxembourg public limited liability company (société anonyme) registered with the Luxembourg Register of Commerce and Companies under number B 250892; and to “Delimobil,” the “Company,” “we,” “us,” “our” or similar terms refer to Delimobil Holding together with its consolidated subsidiaries as a consolidated entity.

All references in this prospectus to the “Companies” are to Carsharing Russia LLC, Anytime LLC and Smart Mobility Management LLC (“SMM LLC”), our consolidated subsidiaries, all of which are Russian limited liability companies ; and to the “Group” are to Delimobil Holding and the Companies on a combined and consolidated basis.

All references in this prospectus to “Russia” are to the Russian Federation; to “Luxembourg” are to the Grand Duchy of Luxembourg; and to the “EU” are to the European Union.

All references in this prospectus to “RUB,” “rubles” or “~~P~~” are to Russian rubles, the official currency of Russia; to “USD,” “dollar” or “$” are to U.S. dollars; and to “EUR,” “euro” or “€” are to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the treaty establishing the European Community, as amended.

All references in this prospectus to the “Commission” or to the “SEC” are to the United States Securities and Exchange Commission; to the “Exchange Act” are to the U.S. Securities Exchange Act of 1934, as amended; and to the “Securities Act” are to the U.S. Securities Act of 1933, as amended.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Financial Information

Our audited combined and consolidated financial statements for the years ended December 31, 2020 and 2019 are included in this prospectus, and reflect the combined and consolidated financial information of the Companies, our Russian subsidiaries through which our business is operated. Our audited combined and consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), and audited in accordance with the standards established by Public Company Accounting Oversight Board (“PCAOB”). Our unaudited interim condensed combined and consolidated financial statements for the six months ended June 30, 2021 and 2020 have been prepared in accordance with IAS 34, “Interim Financial Reporting,” as issued by the IASB. None of our financial statements were prepared in accordance with generally accepted accounting principles of the United States (“U.S. GAAP”). References in this prospectus to “our financial statements” are to our audited combined and consolidated financial statements for the years ended December 31, 2020 and 2019, and the related notes thereto, and to our unaudited interim condensed combined and consolidated financial statements for the six months ended June 30, 2021 and 2020, and the related notes thereto, included elsewhere in this prospectus.

Delimobil Holding, the company offering the ADSs in this prospectus, was incorporated on January 18, 2021, as a public limited liability company (société anonyme) under the laws of Luxembourg. Its subsidiary, Carsharing Russia LLC, through which the principal business of Delimobil Holding is conducted, has operated since 2015. Until the contribution of the equity interests in the Companies, Delimobil Holding had not commenced operations. Following this offering, Delimobil Holding will begin reporting consolidated financial information to shareholders. Our fiscal year ends on December 31 of each year. References to 2020 are to the fiscal year ended December 31, 2020, and references to 2019 are to the fiscal year ended December 31, 2019.

The financial information presented in this prospectus should be read in conjunction with our financial statements, including the related notes, and the section of this prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Use of Non-IFRS Financial Measures

Certain parts of this prospectus contain non-IFRS financial measures, specifically Adjusted Gross Profit/(Loss), Adjusted Gross Profit/(Loss) Margin, Adjusted EBITDA and Adjusted EBITDA Margin. The most directly comparable IFRS measure for Adjusted Gross Profit/(Loss) and Adjusted Gross Profit/(Loss) Margin is gross profit/(loss). The most directly comparable IFRS measure for Adjusted EBITDA and Adjusted EBITDA Margin is loss for the period. We define:

•

Adjusted Gross Profit/(Loss) as gross profit/(loss) adjusted for: (i) compulsory civil liability insurance proceeds, (ii) expected credit losses of trade receivables and (iii) following the adoption of our phantom share plan (the “Phantom Share Plan”), share-based remuneration;

•	Adjusted Gross Profit/(Loss) Margin as Adjusted Gross Profit/(Loss) divided by revenue expressed as a percentage;

•

Adjusted EBITDA as loss for the period adjusted for: (i) income tax benefit, (ii) finance costs, (iii) finance income, (iv) impairment of a right-of-use asset, (v) VAT write-off, (vi) loss on lease terminations, (vii) impairment of property, plant and equipment, (viii) (gain)/loss on disposal of property, plant and equipment, net, (ix) reversal of an impairment loss on a right-of-use asset, (x) subsidies received, (xi) insurance compensation received for damage of vehicles, (xii) reversal of impairment loss on property, plant and equipment, (xiii) depreciation of property, plant and equipment, (xiv) amortization of intangible assets, (xv) depreciation of right-of-use assets and (xvi) following the adoption of our Phantom Share Plan, share-based remuneration; and

•	Adjusted EBITDA Margin as Adjusted EBITDA divided by revenue expressed as a percentage.

The non-IFRS financial measures included in this prospectus are unaudited supplementary measures that are not required by or presented in accordance with IFRS or any other generally accepted accounting principles. See “Selected Combined and Consolidated Financial and Operating Data” for a reconciliation of these non-IFRS measures to the most directly comparable IFRS measures as set forth in the combined and consolidated financial statements.

Prospective investors should not consider them as: (a) an alternative to gross profit/(loss), operating profit or net profit as determined in accordance with IFRS or other generally accepted accounting principles, or as measures of operating performance; or (b) an alternative to any other measures of performance under IFRS or other generally accepted accounting principles.

These measures are used by our management to monitor the underlying performance of the business and our operations. However, not all companies calculate these measures in an identical manner and, therefore, our presentation may not be comparable with similar measures used by other companies. As a result, prospective investors should not place undue reliance on this data.

Rounding

Certain figures and some percentages included in this prospectus have been subject to rounding adjustments. Accordingly, the totals included in certain tables contained in this prospectus may not correspond to the arithmetic aggregation of the figures or percentages that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

Key Operating and Financial Metrics

Throughout this prospectus, we provide a number of key operating and financial metrics used by our management and often used by competitors in our industry. We use different key operating and financial metrics for our two different operating segments, Delimobil and Anytime Prime. These and other key performance indicators are discussed in more detail in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Financial and Operating Metrics.” We define certain terms used in this prospectus as follows:

Delimobil Segment

•	EoP Fleet means the total number of vehicles in our car sharing fleet at the end of a given period.

•

Weighted Average Fleet represents the average number of vehicles that constituted our car sharing fleet in a given period, calculated as the sum of the number of days each vehicle was part of our fleet divided by the number of calendar days in the given period.

•

Total Trips is the total number of trips completed by customers using our car sharing fleet in a given period. A trip lasts from the moment a customer books a vehicle until the moment the customer signals the completion of their journey on the Delimobil app.

•	Monthly Active Users (MAU) is the total number of unique customers who completed at least one trip per month using our car sharing fleet calculated as an average over the reporting period.

•	Total Minutes Sold is the total number of minutes that customers were charged for using our car sharing service in a given period.

•

Revenue for Car Sharing is the total amount of revenue generated from our car sharing service in a given period, in line with Note 32 to our audited combined and consolidated financial statements and with Note 30 to our unaudited interim condensed combined and consolidated financial statements.

v

•	Revenue per Weighted Average Fleet is revenue generated from our car sharing service divided by Weighted Average Fleet in a given period.

•	Revenue per Minute is revenue generated from our car sharing service divided by Total Minutes Sold in a given period.

Anytime Prime Segment

•	EoP Fleet means the total number of vehicles in our long-term rental fleet at the end of a given period.

•

Weighted Average Fleet represents the average number of vehicles that constituted our long-term rental fleet in a given period, calculated as the sum of the number of days each vehicle was part of our fleet divided by the number of calendar days in the given period.

•

Total Rental Days is the total number of rental days completed by customers for use of a vehicle in our long-term rental fleet in a given period. A rental day lasts from the moment a customer books the vehicle until the moment the customer signals the completion of their journey on the Anytime Prime app. As we only began to collect data on rental days from April 2019 as part of our strategic decision to focus on long-term rentals in the Anytime Prime segment, for the year ended December 31, 2019, Total Rental Days relates only to the period from April to December 2019.

•

Revenue for Long-Term Rentals is the total amount of revenue generated from our long-term rental service in a given period, in line with Note 32 to our audited combined and consolidated financial statements and with Note 30 to our unaudited interim condensed combined and consolidated financial statements. Revenue for Long-Term Rentals does not include any car sharing revenue recorded in the Anytime Prime segment for the year ended December 31, 2019.

•	Revenue per Rental Day is revenue generated from our long-term rental service divided by Total Rental Days in a given period.

MARKET AND INDUSTRY DATA

The industry, market and competitive position data included in this prospectus is derived from our own internal estimates and research, our management’s understanding of our business and the market in which we operate, as well as from publicly available information, including information of the Russian Federal State Statistics Service (“Rosstat”), the Moscow Department of Transport, the International Monetary Fund (“IMF”), industry and general publications and research, surveys and studies conducted by third parties, such as Frost & Sullivan Ltd. (“Frost & Sullivan”).

There are a number of studies that address either specific market segments, or regional markets, within our industry. However, given the rapid changes in our industry and the markets in which we operate, no industry research that is generally available covers some of the car sharing market trends we view as key to understanding our industry and our place in it worldwide and, in particular, in Russia. We believe that it is important that we maintain as broad a view on industry developments as possible. To assist us in formulating our business plan and in anticipation of this offering, we commissioned Frost & Sullivan in 2021 to provide an independent view of the car sharing landscape in Russia including an overview of macroeconomic indicators of Russia, the evolution of Russia’s public and private transportation markets size, shared mobility and car sharing markets size and an analysis of its underlying trends over time, relevant demographics, peer countries benchmarks, COVID-19 impact and potential growth factors, as well as an assessment of key competitors and evaluation of their and our market position. Frost & Sullivan produced a research report titled “Industry Report on the Russian Car Sharing Market” dated July 15, 2021. In connection with the preparation of Frost & Sullivan’s report, we furnished to Frost & Sullivan certain of our historical information and market competitive data. In preparation of the report, Frost & Sullivan conducted research including a customer survey, a study of a broad range of secondary sources including other market reports, association and trade press publications, other databases and other sources. We use the data contained in Frost & Sullivan’s report to assist us in describing the nature of our industry and our position in it. Such information is included in this prospectus in reliance on Frost & Sullivan’s authority as an expert in such matters. See “Experts.”

Due to the evolving nature of our industry and competitors, we believe that it is difficult for any market participant, including us, to provide precise data on the market or our industry. Industry publications and forecasts generally state that the information they contain has been obtained from sources believed to be reliable. We have not independently verified the accuracy or completeness of the data contained in these industry publications and reports. Although we are not aware of any misstatements regarding the industry data that we present in this prospectus, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus.

Some market data and statistical information contained in this prospectus are also based on management’s estimates and calculations, which are derived from our review and interpretation of the independent sources, our internal market and brand research and our knowledge of our industry. Information that is based on estimates, forecasts, projections or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. The forward-looking information obtained from these sources is subject to the same qualifications and uncertainties as other forward looking statements in this prospectus.

TRADEMARKS

We have proprietary rights to certain trademarks used in this prospectus that are important to our business, many of which are registered under applicable intellectual property laws.

Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the “®” or “™” symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. Except where expressly indicated, we do not intend our use or display of other companies’ trademarks, trade names or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies. Each trademark, trade name or service mark of any other company appearing in this prospectus is the property of its respective owner.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all the information that you should consider before deciding to invest in the ADSs. You should read the entire prospectus carefully, including the “Risk Factors,” “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections as well as our financial statements and the related notes thereto before making an investment decision.

Our Mission

To foster human connection by placing fast, easy and affordable mobility at the heart of it. Let’s share the future together.

Overview

We are a leading shared mobility provider in Russia, offering convenient, affordable and sustainable transportation alternatives supported by an advanced technology framework. Founded in 2015, we were a pioneer in the Russian car sharing industry and created the standard for car sharing services on the Russian market. We have developed through both organic growth and strategic acquisitions to become a leading car sharing operator in Russia, in terms of geographic presence, fleet size, number of trips in Moscow and revenue growth, as well as a first-mover in car subscription services. Between the months of December 2019 and August 2021, our MAU increased from 270 thousand to 450 thousand, which we believe was the combined result of our fleet growth, competitive customer proposition (including a user rating system with gamification and loyalty triggers, operations across 11 cities and smart churn prevention activities) and strong brand awareness.

We operate in the Russian shared mobility market under two principal business lines: free floating car sharing under our brand “Delimobil” and car subscription for long-term rentals under our brand “Anytime Prime.” Delimobil was ranked first in top-of-mind and brand awareness among Russian car sharing providers in December 2020, according to brand health tracking research done by Tiburon Brand Health Research. Each brand has its own separate fleet of vehicles that caters to the needs of our customers. As of the date of this prospectus, Delimobil’s car sharing fleet comprised over 17,000 vehicles across 11 cities in Russia and Anytime Prime’s long-term car rental fleet consisted of over 500 vehicles. Delimobil’s car sharing fleet is composed mostly of economy class vehicles, including VW Polo, Fiat, Hyundai Solaris, Renault Kaptur and Kia Rio. Anytime Prime’s long-term rental fleet is composed of premium class and luxury vehicles, including top-of-the-line models from Mercedes-Benz, BMW and Porsche, enabling customers to enjoy a high-quality driving experience. Delimobil’s and Anytime Prime’s fleets are available to individual (“B2C”) and corporate (“B2B”) customers.

Our mobility offerings are supported by our advanced technology framework. We have two mobile apps for customers, our Delimobil and Anytime Prime apps, through which customers can sign up, view, select and book a vehicle as well as pay for their trip or rental. The number of registered users on our Delimobil app has increased by 63%, from 3.8 million registered users as of December 31, 2019 to 6.2 million registered users as of June 30, 2021. We also rely on our proprietary data analytics technology to assess traffic, car demand and driving behavior, which we use to feed our pricing models and to continually improve the user experience of our customers.

A key differentiator of our business is our robust offline capabilities, which we offer through our Smart Mobility Management (“SMM”), our fleet management infrastructure. We engage approximately 600 personnel, including full- and part-time employees as well as contractors, who provide repair and maintenance and tire, washing and refueling services for our vehicles to help ensure that our fleet is consistently in excellent condition and operating at maximum capacity. We have also developed Guido, a fleet management technology platform which our operational personnel access through our operational personnel-only mobile app, that enables us to process and allocate servicing-related tasks for optimum efficiency.

In response to the COVID-19 pandemic, we promptly undertook a number of measures aimed at optimizing costs and increasing financial stability. These measures included the launch of our delivery service to capture increased delivery needs during the pandemic-related lockdown in 2020 when our core business operations were almost completely suspended from April 13 to June 10, 2020. After the lockdown, we continued with our delivery service and we now regard this service not only as an additional source of revenue but also as a way to optimize our fleet usage even when the vehicles are not employed for car sharing.

We grew our total revenue from RUB 2,245 million for the six months ended June 30, 2020 to RUB 4,930 million for the six months ended June 30, 2021, representing a period-over-period growth of 120%. We grew our total revenue from RUB 5,012 million for the year ended December 31, 2019 to RUB 6,449 million for the year ended December 31, 2020, representing a year-over-year growth of 29%. For the six months ended June 30, 2021, we had a gross profit/(loss) of RUB 1,021 million and an Adjusted Gross Profit/(Loss) of RUB 1,115 million, compared to a gross profit/(loss) of RUB (521) million and an Adjusted Gross Profit/(Loss) of RUB (502) million for the six months ended June 30, 2020. For the year ended December 31, 2020, we had a gross profit/(loss) of RUB 72 million and Adjusted Gross Profit/(Loss) of RUB 163 million, compared to a gross profit/(loss) of RUB (476) million and an Adjusted Gross Profit/(Loss) of RUB (441) million for the year ended December 31, 2019. For the six months ended June 30, 2021, we generated a loss for the period of RUB 1,070 million and an Adjusted EBITDA gain of RUB 785 million, compared to a loss for the period of RUB 2,296 million and an Adjusted EBITDA loss of RUB 605 million for the six months ended June 30, 2020. For the year ended December 31, 2020, we generated a loss for the period of RUB 3,056 million and Adjusted EBITDA loss of RUB 286 million, compared to a loss for the period of RUB 3,573 million and Adjusted EBITDA loss of RUB 1,055 million, for the year ended December 31, 2019. See “Selected Combined and Consolidated Financial and Operating Data—Non-IFRS Measures” for more information and for reconciliations of Adjusted Gross Profit/(Loss) to gross profit/(loss) and Adjusted EBITDA to loss for the period, the most directly comparable financial measures calculated and presented in accordance with IFRS.

Our results of operations for the six months ended June 30, 2020 were materially affected by the COVID-19 pandemic, as we suspended our car sharing and long-term rental services from April 13 to June 10, 2020 in compliance with mobility restrictions put in place by the Russian government. Despite these restrictions, our business proved resilient during this uncertain period, and partially as a result of the measures we undertook at the time, we experienced revenue growth of 29% for the year ended December 31, 2020, when compared to the year ended December 31, 2019. For further discussion on the impact of the COVID-19 pandemic, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Factors Affecting Our Performance—Impact of the COVID-19 Pandemic.”

Our Industry

Russia Macroeconomic Overview

Russia is the world’s ninth most populous country, with 146.2 million inhabitants as of December 31, 2020. According to Rosstat, the country had an urbanization rate, or the percentage of people living in cities compared to people living in rural areas, of nearly 75% as of January 1, 2021. In 2020, Russia’s economy was the sixth largest globally and the second largest in Europe in terms of total nominal gross domestic product (“GDP”) based on purchasing power parity (“PPP”), according to the IMF. GDP per capita PPP was $26,450 in Russia in 2020.

With an estimated 123 million users, the Russian internet user base is Europe’s largest and the world’s sixth largest, according to Frost & Sullivan estimates. As of December 31, 2020, the country had an internet penetration rate, or the share of active internet users (people who use the internet at least once per month) as a percentage of the total population, of 84% and a smartphone penetration rate, or the share of active smartphone users (usage frequency of at least once a month) as a percentage of the total population, of 69%, according to

Rosstat. Ongoing telecommunication infrastructure expansion is expected to push internet penetration to over 90% and smartphone penetration to approximately 80% by 2025, according to Frost & Sullivan estimates.

Together, these factors—large population, high urbanization, robust economy, and digital readiness—are expected to drive disruption in on-demand, online-based shared mobility services, including car sharing and ride hailing. For example, most public transportation users, especially younger users, reveal a growing preference for digital platforms that offer on-demand services rather than physical cards or ticket-based services. Additionally, according to the United Nations Department of Economic and Social Affairs, the number of people aged 15 to 24 years in Russia is expected to increase 29% by 2030, compared to 8% in the United Kingdom, 4% in France and 0.01% in China. This has positive implications for shared mobility whose market value increased by approximately 4% in 2020, despite pandemic-related mobility restrictions, according to Frost & Sullivan.

Technology disruption in transportation has led to the emergence of new, online-based shared mobility services, such as ride hailing and car sharing, on top of existing methods of transportation. We define our market opportunity by reference to the Russian total addressable market (“TAM”) that we believe we can address over the long term. Our TAM consists of the aggregate value of the personal car market (limited to cars in cities with populations of over 100,000 people), the public city transportation market (limited to public transportation trips (excluding airlines) undertaken by passengers with driving licenses in cities with populations of over 100,000 people), the shared mobility market (ride-hailing, car sharing and long-term car rental markets) and the corporate car market (both leased and non-leased). Therefore, our TAM includes personal and corporate cars, shared mobility services (i.e., taxis and car sharing) and all modes of public transportation. According to Frost & Sullivan, our TAM totaled RUB 7.8 trillion (approximately $110 billion) in 2020 and is projected to increase at a compound annual growth rate (“CAGR”) of 7.8%, reaching RUB 11.4 trillion in 2025.

This increase is expected to be driven by growing demand, rising consumer incomes, shifting passenger preference for different modes of mobility, government mandates for sustainability and institutional support, according to Frost & Sullivan. Between 2017 and 2019, the Russian transportation market value grew consistently at a CAGR of 7.6%. In 2020, the market increased by more than 5%, despite negative impact of the COVID-19 pandemic. Frost & Sullivan estimates that the total transportation market accounted for approximately 9% of Russia’s real GDP in 2020. The market is expected to further accelerate in 2021, growing to RUB 8.6 trillion.

Russian Car Sharing Market

Car sharing services in Russia are characterized by vehicles undertaking one-way, free-floating trips offered predominantly on a per-minute rental basis and usually in a pre-defined service coverage area. As of September 2020, the average travel time for a car sharing trip in Moscow was about 33 minutes, with an average trip distance of 12 km, according to the Moscow Department of Transport.

Russia had more than 20 car sharing operators with a total fleet of almost 45,300 vehicles and presence in 26 cities as of December 31, 2020. Car sharing services are now available in all Russian federal districts with the exception of the North Caucasus and Far Eastern federal districts, according to Russian Automotive Market Research.

The launch of Anytime (which was later rebranded by us as Anytime Prime) in 2012 in Moscow marked the start of Russia’s car sharing market. After a period of slow growth, the market picked up momentum with introduction of the Moscow Car Sharing Project in 2015. Since 2017, the Moscow government has been providing certain subsidies to car sharing operators. For example, in 2020, annual parking permit costs were around RUB 26,700 for car sharing operators in Moscow, which represented more than a 90% discount relative to those for personal car owners. Additionally, the Moscow government provided taxi and car sharing operators with subsidies of approximately RUB 300 million and RUB 280 million in 2020 and 2021 year-to-date, respectively.

Moscow accounted for over 80% of Russia’s car sharing fleet in 2018, according to Frost & Sullivan. In 2019, its share fell to 66% due to strong adoption of car sharing services in other cities with over one million inhabitants, including St. Petersburg, Novosibirsk, Yekaterinburg, Kazan, Nizhny Novgorod, Samara and Rostov-on-Don.

With over 25,000 vehicles, Moscow has the world’s largest car sharing fleet, while St. Petersburg ranks fifth with 9,560 vehicles. According to Frost & Sullivan, car sharing market fleet size in Moscow is expected to grow from 25,000 vehicles in 2020 to more than 49,000 vehicles by 2025. Car sharing fleet size in St. Petersburg is expected to grow from approximately 9,600 vehicles to more than 16,000 vehicles during the same period, on the back of growing popularity of car sharing service, rising fuel prices and car ownership considerations.

Furthermore, according to Frost & Sullivan, in 2020, car sharing penetration among Russian drivers between the ages of 18 and 60 with a valid driver’s license was only 5.3% in cities with more than 500,000 inhabitants and 22% in Moscow. Frost & Sullivan forecasts that by 2025, 21% of eligible drivers1 in cities with more than 500,000 inhabitants and almost 50% of people eligible to drive in Moscow and St. Petersburg will become car sharing users, indicating significant growth potential for the Russian car sharing market.

Our Strengths

Large and Rapidly Growing Car Sharing Market in Russia

Russia is one of the world’s leading car sharing markets, according to Frost & Sullivan. Additionally, among cities worldwide, Moscow is the global leader in car sharing in terms of fleet size, with an estimated 25,000 vehicles as of the end of 2020, which is 20% larger than the fleet size of the next largest market, Tokyo.

Despite the strong and established presence of car sharing in Russia, there is still significant room for growth, with the overall mobility market, which also includes public transportation, taxis and ride hailing and personal and corporate car use, remaining much larger. In 2020, car sharing represented 0.3% of the total transportation gross merchandise value (“GMV”) in Russia, while over 70% of the estimated RUB 7.8 trillion market GMV remained allocated to personal cars. According to a report by Frost & Sullivan, the overall shared mobility market is estimated to reach approximately RUB 1,250 billion by 2025.

There are a number of key factors which support the recent and future growth of the car sharing market.

•	Attractive Cost and Value Proposition

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When compared to other shared mobility options, car sharing comes closest to an ownership experience but without additional costs related to depreciation, fuel, insurance and maintenance. Russia’s cost of capital combined with relatively high car prices makes it challenging for certain segments of the population to own a personal car. Our mobility services allow customers to focus on the things that matter, providing cars on demand without many of the related hassle and car ownership costs.

•	Untapped Regional Opportunity

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Car sharing is expected to gain significance in cities with over 500,000 inhabitants, relatively low income levels and ineffective public transportation networks. Cost considerations will play a major role in the expected shift from personal car use to car sharing in these cities. We expect that a younger car sharing fleet compared to the older age of personal cars in use will further attract users by offering a better driving experience in terms of performance, comfort and safety.

[1]	Population over 18 years with driving licenses.

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The growth of car sharing in these cities is expected to result in improved unit economics, which we believe is reflected by the growth of our car sharing operations in, for example, Novosibirsk and Yekaterinburg. In both cities, the increase in the size of our car sharing fleet corresponded with the following unit economics improvements:

•	In Novosibirsk, the increase in our car sharing fleet from approximately 90 to 460 vehicles between August 2019 and August 2021 corresponded with a 34% increase in revenue per car per day;[2] and

•	In Yekaterinburg, the increase in our car sharing fleet from approximately 240 to 570 vehicles over the same period corresponded with a 45% increase in revenue per car per day.[2]

•	Infrastructure Readiness

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Organic growth in car sharing usage will be heavily influenced by smartphone and internet penetration in cities. Rising internet penetration and smartphone adoption rates are poised to drive higher uptake of app-based mobility services such as car sharing.

•	Institutional Support

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Government subsidies for the car sharing industry have catalyzed growth in several cities. Government support, particularly during the initial stages, will be instrumental in the expansion of car sharing services in other regions. Car sharing provides an opportunity for governments to deal with issues such as parking, space management and congestion.

•	Urbanization

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Russia has 38 cities with over 500,000 population, which is, for example, more than in the United States, and 133 cities with a population between 100,000 and 500,000, providing a strong basis for future growth. Migration and urbanization impact cities in multiple ways, including: (i) they lead to congestion, inadequate parking space and an overstrained public transportation infrastructure; and (ii) they expand geographical city limits as housing requirements increase. Consequently, there is a growing need for more efficient and economic transportation options. Car sharing is well-positioned to offer a sustainable transportation alternative in cities.

•	Congestion

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Consistent increases in the total number of cars on the road is one of the key factors behind high congestion levels. Car sharing can effectively minimize congestion levels by reducing the number of vehicles on the road. The Moscow Department of Transport estimated that as of March 2021 car sharing results in 250,000 fewer cars on roads every day in Moscow.

•	New Business Models and User Base

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New business models such as long-term car rentals and vehicle subscription are expected to drive the car sharing market in three ways: (i) by improving vehicle utilization; (ii) by expanding user base; and (iii) by diversifying revenue streams for car sharing operators. Long-term car rentals are typically full-day rentals which can be used for both intra- and inter-city trips. Under the vehicle subscription model, vehicles from a wide range of brands and models

[2]	Revenue per car per day has been derived from Revenue for Car Sharing for the respective city.

can be rented for up to 18 months continuously with no requirement of credible financial history. Rental fees under the subscription model typically account for insurance, repairs and tire services.

Market Leader Advantage in a Market with Significant Barriers to Entry

For any new player entering the car sharing market in Russia there are a number of meaningful hurdles. We have determined five key barriers to entry that any potential new market player would need to address in order to compete with us, as Delimobil has all critical components in place—which we believe are difficult to replicate:

•	Large Fleet and Customer Base Requirement

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While the car sharing market offers significant growth potential, opportunities for new entrants and smaller incumbents are limited, since market success is largely determined by the ability to achieve high car density to allow for quicker access to vehicles. Furthermore, established operators have a wide customer base that is essential for optimal fleet utilization. New entrants will be required to acquire a large customer base, establish a brand name, and gain customer loyalty, which would take significant time and investment.

•	Capital Intensive Market

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The car sharing market requires significant investments into fleet, operations, maintenance, and technology. Access to finance and low cost capital is crucial to scale up an operator’s business. New entrants will be dependent on their ability to obtain such financing and low-cost capital to compete efficiently with established players.

•	Advanced Technology Solutions

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The need for advanced technological capabilities represents an increasingly significant barrier to entry. Car sharing operators require technology to achieve competitive differentiation and mitigate risks such as reckless driving and vehicle damage. New technological platforms are improving efficiency, safety and security of car sharing systems. The need to make simultaneous investments into both technology and fleet expansion will put significant pressure on the ability of new operators to enter the market or gain scale and/or reach profitability.

•	Need for Offline Service Infrastructure

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Enhancing efficiency and reducing downtime through fleet management, maintenance and repair have become vital for car sharing operators. In order to reduce downtime, operators are investing in fleet rebalancing capabilities and aftermarket services such as maintenance, repairs, cleaning and insurance. Development of similar ecosystems that results in profitability will require investment of significant operational, financial and time resources for new entrants.

•	Strategic Partnerships with OEMs and Leasing Companies

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Partnerships are a prerequisite to ensure cost-effective access to a wide range of high quality vehicles. For car sharing operators, this is critical in order to achieve financial stability. Established operators have been able to develop long-standing relationships with Original Equipment Manufacturers (“OEMs”) and leasing companies that we believe may be difficult for new market entrants to replicate in light of limited history of operations.

Leading Car Sharing Service in Russia with Widest Presence in Regions

Delimobil’s presence across a wide range of Russian regions is one of our key differentiators when compared to our competitors. Since our launch in Moscow in 2015, we have expanded to an additional 10 cities, including most recently to Kazan and Rostov-on-Don. Currently, our total reach covers more than 25% of the Russian urban population (based on Rosstat data). Our rivals, BelkaCar, Yandex.Drive and CityDrive, operate in five, four and three cities, respectively. With over 17,000 cars in our fleet as of the date of this prospectus, we capture approximately one-third of the Russian car sharing market, according to Frost & Sullivan. In Moscow, we have become the leader in the market by number of trips, achieving a market share of approximately 44% as of August 2021, according to the Moscow Transportation Department.

Given our wide geographic presence, Delimobil also has the flexibility to relocate cars between cities and benefits from a wide range of options of where to relocate cars, which increases our business’ efficiency and resilience to the possible limitations of specific locations. This proved critical to our performance during the lockdown in Moscow in response to the COVID-19 pandemic, as we were able to mitigate the sharp decline in customer demand in Moscow by relocating a portion of our fleet to cities with less strict mobility restrictions in place. Under this relocation campaign, we moved 2,435 cars from Moscow to the regions during the period of March to May 2020. Moreover, we have a wide range of options of where to transfer our cars after three years of operating in Moscow, where the local regulator gives special parking permits for car sharing vehicles only during the first three years of their use and for cars not older than one year at the start. We continually monitor the situation in the cities in which we operate and can quickly relocate cars from lower-demand to higher-demand areas.

Delimobil’s wide regional presence is also in high demand among our clients, especially given international travel restrictions and the growing interest in domestic tourism. This represents another point of difference compared to our competitors. We believe that our experience and track record of successful regional expansion will support our further growth in the Russian regions and already positions us strongly to capture new market opportunities.

Shared Mobility Platform for Seamless User Experience, Driven by the Mobile App

Delimobil’s full customer proposition is delivered through its mobile app, facilitating a simple and seamless user experience by taking customers through each step of the process. The simplicity and speed of booking and actually driving a car, a process which consists of locating the car, booking the car, checking its condition, renting and driving, is a core element of the customer experience. There are a number of elements that make up Delimobil’s differentiated customer proposition:

•	High availability and convenience driven by a large optimized fleet

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Delimobil has a large fleet, with over 17,000 cars allowing for high availability and accessibility for customers looking to travel via car sharing. Across Moscow, the average travel time on foot to the car which a customer has booked is approximately 5 minutes.

•	Superior Car Quality

•	Delimobil’s cars offer a consistently strong, high quality service—supported by the in-house operations of SMM, which carry out repair and maintenance, car washing and refueling services.

•	Superior Value Proposition

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Unlike most public transportation and car rental services, Delimobil offers 24/7 availability with the same level of safety and around-the-clock service. Customers are able to access Delimobil’s cars at any time, unconstrained by schedules, timetables and car rental offices. After an easy and fast online onboarding process, customers are also able to use our vehicles for whatever duration they require – from minutes to multiple days. Customers are able to benefit from the comfort of having exclusive use of a car, but with the flexibility to leave it at any available parking space, and a wide selection of auto brands.

•	User Rating-based Transparent Smart Pricing

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Delimobil offers smart-pricing, which dynamically reflects a number of factors, including a customer’s driving profile as well as the supply and demand of vehicles at a particular location and time of day. For example, disciplined drivers can receive up to a 40% discount on the price of their trip. Delimobil’s pricing approach is both transparent and cost effective. Delimobil’s pricing captures essentially all of the customer’s costs in one easy-to-comprehend figure.

•	Broadest coverage area

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With the largest coverage area of any Russian competitor of approximately 1 million square kilometers, according to the Company’s estimates, Delimobil provides the greatest access to its customers to travel across the country. This also supports customers’ ability to take trips of any length, from across the city to across the country.

•	Strong Independent Brand

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Delimobil ranked first in top-of-mind and brand awareness among Russian car sharing providers in December 2020, according to brand health tracking research done by Tiburon Brand Health Research. Our strong brand allows us to build a deep connection between our brand and our customers, helping us to drive further growth of MAU and to improve customer loyalty and engagement.

•	Large Fleet with a Wide Variety of High Quality Cars

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Car density is a key driver of the success of our business model. We have consistently adhered to our strategy, even during the peak of the COVID-19 outbreak in 2020. Due to our strong relationship with OEMs, we were able to maintain supply of new vehicles to support our fleet growth. As a result, our EoP Fleet grew almost three times more than the market average. We provide access to a large fleet, with a wide range of high quality cars—ranging from VW Polos to Mini Coopers and BMWs. The quality of our cars, supported by our strong offline service infrastructure, helps ensure a strong customer experience for every trip taken. Although our fleet is composed of four classes of vehicles—economy, comfort, premium and vans—our business strategy is focused on economy class models, targeting the largest audience in Russia. As of August 31, 2021, economy class models accounted for 86% of our fleet, with comfort class models, premium class models and vans accounting for 9%, 4% and 1% of our fleet, respectively.

Comprehensive Technology Stack Driving Operations and Efficiency

Delimobil’s operations are supported by a powerful, data driven technology platform. This platform not only supports a seamless customer experience through our mobile app, but it also bolsters our fleet management, pricing and innovation. The cloud-based platform is highly scalable, and it is maintained and optimized by a dedicated team of approximately 80 highly qualified engineers. Our comprehensive platform supports and powers all elements of our operations, with three core aspects of the technology.

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In-vehicle technology. Our entire car sharing fleet is equipped with Internet of Things (“IoT”) devices, which have been optimized for each car model, to collect real-time data on driving behavior and car telemetry which feeds into our pricing and customer rating models as well as into Guido, our fleet management software, so that we can ensure that our fleet is consistently in excellent condition and operating at maximum capacity.

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Data analytics technology. We developed the platform for analysis of the big data we collect from various sources, such as IoT devices installed in our cars, customer feedback (via call center or in-app functionality) and our fleet maintenance software (Guido and enterprise resource planning (“ERP”)). Its algorithms and other business intelligence tools are the backbone of our operations.

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Fleet management technology. To support SMM, our fleet management infrastructure, we have developed Guido, our fleet management technology platform which our operational personnel access through our operational personnel-only mobile app. As of June 30, 2021, the Guido app had over 500 daily active users, or the total number of unique users who completed at least one work order for a car in our fleet per day calculated as an average over the reporting period, and currently processes approximately 9,000 work orders covering over 30 different types of vehicle services, including repair and maintenance and tire, washing and refueling services, per day. Our fleet management technology gives us the ability to shift planning and adjust work order allocation so that up to three cars can be simultaneously booked for parallel servicing.

To provide support for our technology platform, we have data systems capable of supporting 5TB of telemetry data per year, and we use third-party cloud computing services and data center in partnership with large IT companies such as Dataline and Rostelecom in order to scale up our technology-based services to meet spikes in usage. In June 2021, we processed an average of 200,000 requests per minute from users of our platform.

Strong In-House Fleet Management and Operations Infrastructure

Our own in-house fleet management infrastructure, SMM, is one of the main differentiators of our business model versus other car sharing companies in Russia. We have our own capabilities to repair or maintain, wash and refuel our cars. Out of the three main capabilities of SMM, only refueling is performed on a proprietary basis by some of our competitors, while repair and maintenance, including tire services, and car washing are outsourced to multiple third-party providers, according to market sources.

SMM primarily enables us to reduce car idle time and therefore to maintain car uptime (i.e., availability for booking by customers) at up to a 90% level. In addition, our own fleet management infrastructure helps us to ensure a consistent quality of car maintenance across our fleet, simplifies roll-out in new cities, and allows us to provide timely support to our customers in case of road accidents.

Based on our internal estimates, SMM is the largest proprietary car fleet management operator in Russia and we believe there are no independent car service providers that would be able to provide the full range of SMM’s services that we provide at the scale of our fleet. SMM is present in Moscow, St. Petersburg and

Yekaterinburg, engages third-party providers in the other regions and services over 17,000 cars. SMM operations engage approximately 600 personnel, including full- and part-time employees as well as contractors as of July 31, 2021, and its facilities have a total area of approximately 24.4 thousand square meters.

To support SMM, we have developed Guido, a separate fleet management technology platform with a web application and mobile app for our operational personnel to use. It collects, stores and instantly analyzes the data on each car’s servicing history, including technical inspections, repairs, spare parts and costs. Guido enables us to provide customers with high-quality cars while keeping the maintenance costs at an optimal level.

Rapid Growth and Progress towards Profitability

We have grown rapidly since inception, with a 29% growth in revenue for the year ended December 31, 2020, outpacing the growth of the total car sharing market in Russia by 11%, according to Frost & Sullivan. We believe our growth in 2020 also demonstrates the resilience of our business model despite the COVID-19 headwinds. We believe that our business model provides a substantial degree of protection from economic volatility as car sharing has proven to be a more favorable mobility option versus ride hailing and private car ownership from a usage costs perspective. This is the main idea behind Delimobil’s focus on the mass-market mobility segment: our car fleet composition is skewed towards economy and comfort class models. We believe that our growth is underpinned by a predictable and loyal customer base, as well as our ability to increase monetization per user through price revisions. For our car sharing service, we increased Revenue per Minute by 28% over the years ended December 31, 2019 and 2020 and by 23% between the year ended December 31, 2020 and the six months ended June 30, 2021. See “Management’s Discussion and Analysis of Financial Condition And Results–Key Operating and Financial Metrics” for more information on Revenue per Minute.

Our business has also experienced increasing customer engagement, which we attribute to the high-quality user experience and diverse offering of vehicles and pricing methods we offer to customers through our platform. For our car sharing service, we measure customer engagement by monitoring customer cohorts, which we define as a group of customers who took their first trip in a given period, in two ways: (i) by assessing the retention of a specific customer cohort from one period to another and (ii) by calculating the frequency of usage of our service by a specific customer cohort during a given period. See “Management’s Discussion and Analysis of Financial Condition and Results—Key Factors Affecting Our Performance—Growth” for more information on how we measure retention rate. In addition, the customers that we retain tend to use our car sharing services with increasing frequency and the number of days between each trip booked tends to decrease. As the graph below shows, in 2020, 80% of customers who booked a first trip went on to book a second and 88% of customers who booked a fourth trip went on to book a fifth. For the same period, there was a decrease in the number of days between each trip booked from 1.7 days between the first and second trip to 1.3 days between the fourth and fifth trip. We believe this decrease in number of days between each trip booked is a strong indicator of customer engagement. This in turn links strongly to increased spending: for example, our 2019 customer cohort spent on average 73% more in their second month of usage and 59% more in 2020. Eventually, these factors create a powerful network effect: the more our customers use our services, the more they enjoy it, stay with us and spend with us. This also creates a powerful brand impact as engaged users act as a free and very natural source of “word of mouth” marketing.

(1) All data for car sharing services only. Days between trips based on the median customer. Data for 2020.

Source: Company data

Our disruptive business model and strong execution has helped us improve performance. For example, we generated a gross profit/(loss) of RUB 1,021 million and an Adjusted Gross Profit/(Loss) of RUB 1,115 million for the six months ended June 30, 2021, compared to a gross profit/(loss) of RUB (521) million and an Adjusted Gross Profit/(Loss) of RUB (502) million for the six months ended June 30, 2020. We also demonstrated a 20 percentage point improvement in Adjusted Gross Profit/(Loss) Margin between between the year ended December 31, 2020 and the six months ended June 30, 2021. We reached a break-even point in 2020 due to cost of revenue optimization efforts and the ability to generate revenue at a higher rate than costs. As we scaled our operations, we were able to decrease sales and marketing expenses as well as general and administrative expenses as a percentage of revenue and improved Adjusted EBITDA Margin by 17 percentage points between the years ended December 31, 2019 and 2020 and by 20 percentage points between the year ended December 31, 2020 and the six months ended June 30, 2021 despite restrictions and limitations caused by the COVID-19 pandemic. The most directly comparable IFRS measure for Adjusted EBITDA Margin, which is derived from Adjusted EBITDA, is loss for the period. See “Selected Combined and Consolidated Financial and Operating Data” for a reconciliation of Adjusted EBITDA and Adjusted EBITDA Margin to loss for the period. We believe that we have further significant upside in performance as we continue to grow our market share and revenue base, considering the high operating leverage embedded in our business model.

As we continue to scale up our business, we believe that these factors, among others, will continue to positively impact our operations and drive improvement in results and unit economics.

Experienced Management Team and Dedicated Founders are Key to our Success

Delimobil benefits from a highly experienced and motivated management team, with a strong track record of success. The leaders across the management team all have relevant industry experience in some of Russia’s and Europe’s largest and most established companies. This covers companies across a range of relevant sectors, including tech-driven internet platforms like Ozon, consumer-facing names like Procter & Gamble and transport and mobility companies like Scania. Through the leadership and management of the team, Delimobil was able to achieve a revenue increase of 29% for the year ended December 31, 2020, despite the COVID-19 pandemic and the resulting lockdowns. Moreover, through efficient planning and expert guidance we were able to concurrently increase our revenue by 29% between December 31, 2019 and 2020 and increase our Adjusted EBITDA Margin by 17 percentage points between December 31, 2019 and 2020. For the six months ended June 30, 2021, we achieved a revenue increase of 120% compared to the same period of 2020, and an increase in Adjusted EBITDA Margin by 43 percentage points over the same period. The most directly comparable IFRS measure for Adjusted EBITDA Margin, which is derived from Adjusted EBITDA, is loss for the period. See “Selected Combined and Consolidated Financial and Operating Data” for a reconciliation of Adjusted EBITDA and Adjusted EBITDA Margin to loss for the period.

Our management team has a wide range of complementary skill sets and has gained meaningful experience serving in and leading some of the well established companies. The combination of their international expertise and knowledge of the local mobility market has allowed us to build and grow a leading platform that delivers for our customers.

Our Growth Strategy

Our growth strategy is based on the following four pillars: regional expansion in Russia, further growth in major cities, offering of SMM services to third parties and further development of subscription services.

To facilitate implementation of our growth strategy, we aim to continue expanding our car sharing and long-term car rental fleets and increase their uptime by improving our operating efficiency with smart fleet management. In addition, we plan to pursue additional marketing efforts to maintain high awareness of and further strengthen our brand. We also expect to further enhance our customer experience by introducing new features, meeting needs of new target audiences and updating our mobile applications. Moreover, as we upgrade our dynamic pricing algorithms, we expect that higher average revenue per user (“ARPU”) will also drive growth across our geographical presence. See “Management’s Discussion and Analysis of Financial Condition and Results—Key Factors Affecting our Performance—Growth—Customers Base” for more information on ARPU.

Regional Expansion

We aim to have an operating car fleet in all Russian cities with populations exceeding 500,000 people in the long term. According to Rosstat, there are 38 such cities in Russia, which would provide for a total population coverage of approximately 48 million people. Delimobil is well-positioned to achieve this target considering its significant track record of regional expansion. Delimobil has operational presence in 11 Russian cities as of the date of this prospectus, ahead of its competitors, BelkaCar, Yandex.Drive and CityDrive, which are present in only five, four and three cities, respectively, according to Frost & Sullivan. Delimobil believes it can leverage its scalable in-house fleet management infrastructure and large fleet size and flexibility to promptly relocate cars in order to roll out its operations in new cities.

We also plan to further grow our business in all regional cities in which we currently operate as Russian regional markets remain significantly under-penetrated. According to Frost & Sullivan, the level of car sharing penetration in cities with populations exceeding 500,000 (excluding Moscow and St. Petersburg) and among Russian drivers between the ages of 18 and 60 years with a valid driver’s license was only 5.3% in 2020, a figure which is expected to rise to 21.4% by 2025. In addition, we are also promoting inter-city travel via car sharing to address the opportunity of expanding domestic tourism in Russia, and we already have a roadmap of IT developments to tailor our services for such purpose.

Further Growth in Major Cities

We believe that Delimobil has substantial room for continued growth in Moscow and St. Petersburg. Frost & Sullivan forecasts that 50% of people eligible to drive in Moscow and St. Petersburg will become car sharing users by 2025, compared to 22.3% and 12.9% in 2020 in Moscow and St. Petersburg, respectively.

We expect to continue leveraging our well-recognized brand, our deep knowledge and expertise of operating in these cities and our knowledgeable approach to car location and utilization, to pursue further growth in these cities. In particular, we expect to focus on targeting new audiences with our car sharing offering by capturing the younger aged population of 18 to 24 years and the middle aged population of 50 years and older.

Further Development of Subscription Services

While continuing to develop our car sharing service, which is our primary offering, we also expect to scale up our vehicle subscription model for our long-term rental service in Anytime Prime and to introduce this subscription model for our car sharing business in Delimobil. We also plan to further develop our B2B car sharing offerings. Anytime Prime provides a revenue stream based on longer-term relationships as customers can book cars for a period ranging from one day to one year. The car fleet available to Anytime Prime users consists of more than 500 cars as of August 31, 2021. Our long-term rental service also provides further up-selling opportunities, shifting the focus of our revenue model from fleet size to the size of our customer base. Furthermore, Anytime Prime targets a different customer audience, with a focus on the premium segment, and has only a minor overlap with Delimobil, which is more focused on the mass market. At the same time, we are testing subscription services on car sharing for Delimobil’s mass market audience. Our corporate B2B car sharing service, launched in May 2019, allows us to capture enterprise clients.

SMM Services to Third Parties

We are also currently evaluating opportunities for new product launches. For example, we are exploring the opportunity to offer our SMM capabilities to third parties, including consumers and enterprises, since our car fleet maintenance operations feature a streamlined process and significant economies of scale which are not available to smaller companies.

International Expansion

In addition to the four strategy pillars described above, we consider the potential to enter into foreign markets as an additional long-term growth opportunity rather than a short-term goal. We are contemplating the opportunity to develop a franchising model in order to extend our international presence.

Moreover, in August 2021, we entered into call option agreements with one of our shareholders under common control of our ultimate controlling party that will provide us with the option to purchase all or substantially all of the shares of D-Mobility Czech Republic s.r.o., Carsharing Club LLC and D-Mobility Kazakhstan LLC, which operate car sharing businesses in the Czech Republic, Belarus and Kazakhstan, respectively, under a similar business model as ours. The exercise of the call options is subject to approval by our board of directors and would be exercisable from January 1, 2023 until July 1, 2023. For further information on these transactions, see “Certain Relationships and Related Party Transactions—Option Agreements.”

Risk Factors

Investing in the ADSs involves risks. You should carefully consider the risks described in “Risk Factors” before making a decision to invest in the ADSs. If any of these risks actually occurs, our business, financial condition or results of operations could be materially and adversely affected. In such case, the trading price of the ADSs would likely decline, and you may lose all or part of your investment. The following is a summary of some of the principal risks we face:

•	the continuing impact of the COVID-19 pandemic on demand for our service and the effects of regulations of car sharing enacted to mitigate the pandemic;

•	significant competition in our markets;

•	any ability to effectively manage our growth;

•	our lack of historical profitability and risks in achieving profitability in the future;

•	our ability to effectively manage our technology platform;

•	our ability to maintain and enhance our brand;

•	our ability to successfully manage the size, effectiveness and resale of our fleet;

•	our ability to maintain favorable terms of insurance for our fleet;

•	our ability to attract and retain key personnel and IT specialists;

•	our ability to successfully manage and continually advance technology used in our business;

•	global political and economic stability;

•	ongoing development of the Russian legal system and developing legal framework governing car sharing in Russia;

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our ability to successfully remediate the significant deficiencies in our internal control over financial reporting and our ability to establish and maintain an effective system of internal control over financial reporting;

•	the ability of our controlling shareholder to exert significant control over us, and its interests conflicting with those of the holders of the ADSs; and

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as a foreign private issuer and a “controlled company”, we are exempt from a number of rules under the U.S. securities laws and the NYSE corporate governance rules and are permitted to file less information with the SEC than U.S. companies, which may limit the information available to holders of the ADSs.

Corporate Information

Delimobil Holding S.A. is a public limited liability company (société anonyme) organized and incorporated under the laws of Luxembourg on January 18, 2021. Our registered office is located at 10, rue C.M. Spoo, L-2546 Luxembourg, Grand Duchy of Luxembourg, and we are registered with the Luxembourg Register of Commerce and Companies under number B250892. Our telephone number at this address is +352 26 97 63 04. Our main office outside of Luxembourg is located at Moscow, 27 Elektrozavodskaya St, Russia. Our website is https://delimobil.com/. We have included our website address in this prospectus solely for informational purposes. None of the information available on our website is incorporated in this prospectus, and it should not be relied upon in making a decision to invest in the ADSs.

Implications of Being an Emerging Growth Company and a Foreign Private Issuer

We qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, as amended, or JOBS Act. An emerging growth company may take advantage of specified exemptions from various requirements that are otherwise applicable generally to U.S. public companies. These exemptions include:

•

the ability to present more limited financial data, including presenting only two years of audited financial statements and only two years of selected financial data in the registration statement on Form F-1, of which this prospectus is a part;

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”);

•

not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board (“PCAOB”) regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

•	not being required to submit certain executive compensation matters to stockholder advisory votes, such as “say-on-pay,” “say-on-frequency” and “say-on-golden parachutes;” and

•

not being required to disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the completion of this offering or such earlier time that we are no longer an emerging growth company. As a result, we do not know if some investors will find the ADSs less attractive. The result may be a less active trading market for the ADSs, and the price of the ADSs may become more volatile.

We will remain an emerging growth company until the earliest of: (i) the last day of the first fiscal year in which our annual gross revenues exceed $1.07 billion; (ii) the last day of the fiscal year following the fifth anniversary of the date of this offering; (iii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of the ADSs that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; or (iv) the date on which we have issued more than $1 billion in non-convertible debt securities during any three-year period. Upon consummation of this offering, we will report under the Exchange Act as a non-U.S. company with “foreign private issuer” status. As a foreign private issuer, we may take advantage of certain provisions under the NYSE rules that allow us to follow Luxembourg law for certain corporate governance matters. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•

the sections of the Exchange Act requiring insiders to file public reports of their ADS ownership and trading activities and liability for insiders who profit from trades made in a short period of time;

•

the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events; and

•	Regulation Fair Disclosure, or Regulation FD, which regulates selective disclosures of material information by issuers.

Foreign private issuers, like emerging growth companies, also are exempt from certain more stringent executive compensation disclosure rules. Thus, if we remain a foreign private issuer, even if we no longer qualify as an emerging growth company, we will continue to be exempt from the more stringent compensation disclosures required of public companies that are neither an emerging growth company nor a foreign private issuer.

Status as a "Controlled Company"

We are also a “controlled company”. Upon the completion of this offering, Mikro Kapital Group will continue to own          ordinary shares, representing         % of the voting power of our issued and outstanding shares (or          ordinary shares representing         % of the voting power of our issued and outstanding shares if the underwriters exercise their option to purchase additional ADSs in full). As a result, we will remain a “controlled company” within the meaning of the NYSE corporate governance requirements and are therefore eligible for, and, in the event we no longer qualify as a foreign private issuer, we intend to rely on, certain exemptions from the corporate governance requirements of the NYSE. See “Management—Controlled Company Exemption.”

THE OFFERING

Issuer	Delimobil Holding S.A.

ADSs offered by us	ADSs (or ADSs if the underwriters exercise their option to purchase additional ADSs from us in full), each ADS representing ordinary shares.

Option to purchase additional ADSs	We have granted the underwriters an option, for a period of 30 days after the date of this prospectus, to purchase up to additional ADSs from us, each representing additional ordinary shares.

ADSs to be outstanding immediately after this offering	ADSs (or ADSs if the underwriters exercise their option to purchase additional ADSs from us in full), each ADS representing ordinary shares.

Ordinary shares to be outstanding after this offering	ordinary shares (or ordinary shares if the underwriters exercise their option to purchase additional ADSs from us in full).

American Depositary Shares	The underwriters will deliver the ADSs representing our ordinary shares. Each ADS, which may be evidenced by an American Depositary Receipt, or ADR, represents an ownership interest in of our ordinary shares. As an ADS holder, we will not treat you as one of our shareholders. The depositary, The Bank of New York Mellon, will be the holder of the ordinary shares underlying your ADSs.

You will have ADS holder rights as provided in the deposit agreement. Under the deposit agreement, you may only vote the ordinary shares underlying your ADSs by giving instructions to the depositary. The depositary will pay you the cash dividends or other distributions, if any, it receives on our ordinary shares after deducting its fees and expenses and applicable withholding taxes. You may need to pay a fee for certain services, as provided in the deposit agreement.

You are entitled to the delivery of the ordinary shares underlying your ADSs upon the surrender of such ADSs, the payment of applicable fees and expenses and the satisfaction of applicable conditions set forth in the deposit agreement.

To better understand the terms of the ADSs, you should carefully read “Description of American Depositary Shares.” We also encourage you to read the deposit agreement, the form of which is attached as an exhibit to the registration statement of which this prospectus forms a part. We are offering ADSs so that our company can be quoted on the NYSE and investors will be able to trade our securities and receive dividends on them in U.S. dollars.

Depositary	The Bank of New York Mellon.

Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $ million, assuming an initial public offering price of per ADS of $ , which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us (or approximately $ million if the underwriters exercise their option to purchase additional ADSs from us in full).

We intend to use the net proceeds from this offering for business development, repayment of our shareholder debt in full and other corporate purposes, including potential international expansion. See “Use of Proceeds.”

Dividend policy	We do not anticipate paying any dividends on our ordinary shares in the foreseeable future. We intend to retain all available funds and any future earnings to fund the development and expansion of our business. See “Dividend Policy.”

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in the ADSs.

Listing	We intend to apply to list the ADSs on the NYSE under the symbol “DMOB.” On , 2021, we also obtained the approval of the Moscow Exchange (“MOEX”) in relation to admission of the ADSs to trading on MOEX under the symbol “ .” The ADSs may not start trading on MOEX earlier than the time at which the ADSs start trading on the NYSE. No assurance can be given that we will be able to maintain such listing.

Unless otherwise indicated, all information in this prospectus assumes or gives effect to:

•	the conversion of all the convertible preferred shares held by Nevsky Property Finance Ltd. (“Nevsky Property”), an affiliate of VTB Capital plc (“VTB”), into ordinary shares;

•	no exercise by the underwriters of their option to purchase up to additional ADSs; and

•	an initial public offering price of $ per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus.

SUMMARY COMBINED AND CONSOLIDATED FINANCIAL AND OPERATING DATA

The following tables present our summary combined and consolidated financial and operating data for each of the periods and the dates indicated below.

The summary combined and consolidated financial data for the six months ended June 30, 2021 and 2020 have been derived from our unaudited interim condensed combined and consolidated financial statements included elsewhere in this prospectus. The summary combined and consolidated financial data for the years ended December 31, 2020 and 2019 have been derived from our audited combined and consolidated financial statements included elsewhere in this prospectus. The summary combined and consolidated financial data should be read in conjunction with our financial statements included elsewhere in this prospectus. Our unaudited interim condensed combined and consolidated financial statements have been prepared in accordance with IAS 34, as issued by the IASB, and our audited combined and consolidated financial statements have been prepared in accordance with IFRS, as issued by the IASB.

We also present in the tables below certain non-IFRS and other operating metrics used by our management to evaluate, monitor and manage our business. None of these terms are measures of financial performance under IFRS, as issued by the IASB, and therefore they should not be considered to be alternatives to our IFRS results.

The results of operations presented in this prospectus are not necessarily indicative of any future results of operations or performance. The information summarized below should be read in conjunction with “Presentation of Financial and Other Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements, and the related notes thereto, included elsewhere in this prospectus.

Summary Combined and Consolidated Statements of Profit or Loss and Other Comprehensive Income

	Six months ended June 30,		Year ended December 31,
	2021	2020	2020	2019
	RUB million		RUB million
Revenue	4,930	2,245	6,449	5,012
Cost of revenue	(3,909)	(2,766)	(6,377)	(5,488)

Gross profit/(loss)	1,021	(521)	72	(476)
Sales and marketing expenses	(276)	(158)	(436)	(445)
General and administrative expenses	(795)	(484)	(1,100)	(983)
Other income	155	76	716	176
Other expenses	(49)	(26)	(178)	(425)
Finance income	90	16	15	—
Finance costs	(1,105)	(1,681)	(2,564)	(1,997)

Loss before income tax	(959)	(2,778)	(3,475)	(4,150)
Income tax (expense)/benefit	(111)	482	419	577

Loss for the period	(1,070)	(2,296)	(3,056)	(3,573)
Loss attributable to equity holders of the Company/Companies(1)	(1,085)	(2,296)	(3,067)	(3,573)
Profit attributable to non-controlling interests	15	—	11	—
Other comprehensive income
Amounts that may not be reclassified in the future to profit or loss
Gain on revaluation of right-of-use assets and property, plant and equipment, net of income tax	(8)	—	1,356	64

Total comprehensive loss for the period	1,078	(2,296)	(1,700)	(3,509)
Total comprehensive loss attributable to equity holders of the Companies(1)	(1,093)	(2,296)	(1,711)	(3,509)
Total comprehensive profit attributable to non-controlling interests	15	—	11	—
Net loss per share
Basic and diluted, in RUB	(19)	—	—	—
Weighted-average shares used to compute net loss per share attributable to equity holders of the Company/Companies
Basic and diluted	57,469,939	—	—	—

(1)

For the six months ended June 30, 2021, “Company” refers to Delimobil Holding S.A., and for the six months ended June 30, 2020 and for the years ended December 31, 2020 and 2019, “Companies” refers to Carsharing Russia LLC, Anytime LLC and SMM LLC, our three material subsidiaries. Delimobil Holding S.A. was incorporated on January 18, 2021.

Summary Combined and Consolidated Statements of Financial Position

	As at June 30,	As at December 31,
	2021	2020	2019
	RUB million	RUB million
Total non-current assets	13,919	12,191	8,174
Total current assets	5,675	1,473	1,386

Total assets	19,594	13,664	9,560

Total equity	(2,464)	(2,294)	(659)
Total non-current liabilities	10,364	5,039	5,544
Total current liabilities	11,694	10,919	4,675

Total liabilities	22,058	15,958	10,219

Summary Combined and Consolidated Statements of Cash Flows

	Six months ended June 30,		Year ended December 31,
	2021	2020	2020	2019
	RUB million		RUB million
Net cash flows generated from / (used in) operating activities	940	(814)	(106)	(1,418)
Net cash flows (used in) / generated from investing activities	(151)	(263)	(388)	16
Net cash flows generated from financing activities	3,422	1,212	483	1,364
Effects of exchange rate changes on the balance of cash held in foreign currencies	(2)	27	26	(28)
Cash and cash equivalents at the beginning of the year	117	102	102	168
Cash and cash equivalents at the end of the year	4,326	264	117	102

Non-IFRS Financial Measures

We collect and analyze operating and financial data to evaluate the health of our business and assess our performance. In addition to revenue, loss for the period and other results under IFRS, we use Adjusted Gross Profit/(Loss), Adjusted Gross Profit/(Loss) Margin, Adjusted EBITDA and Adjusted EBITDA Margin to evaluate our business. The most directly comparable IFRS measure for Adjusted Gross Profit/(Loss) and Adjusted Gross Profit/(Loss) Margin is gross profit/(loss). The most directly comparable IFRS measure for Adjusted EBITDA and Adjusted EBITDA Margin is loss for the period. We have included these non-IFRS financial measures in this prospectus because they are key measures used by our management to evaluate our operating performance. Accordingly, we believe that these non-IFRS financial measures provide useful information to investors and others in understanding and evaluating our operating results in the same manner as our management team. Our calculation of these non-IFRS financial measures may differ from similarly-titled non-IFRS measures, if any, reported by our peer companies. These non-IFRS financial measures should not be considered in isolation from, or as substitutes for, financial information prepared in accordance with IFRS.

	Six months ended June 30,		Year ended December 31,
	2021	2020	2020		2019
	RUB million		RUB million
Adjusted Gross Profit/(Loss)	1,115	(502)	163		(441)
Adjusted Gross Profit/(Loss) Margin	23%	(22%)	3%		(9%	)
Adjusted EBITDA	785	(605)	(286)		(1,055)
Adjusted EBITDA Margin	16%	(27%)	(4%	)	(21%	)

We define Adjusted Gross Profit/(Loss) as gross profit/(loss) adjusted for: (i) compulsory civil liability insurance proceeds, (ii) expected credit losses of trade receivables and (iii) following the adoption of our Phantom Share Plan, share-based remuneration. We define Adjusted Gross Profit/(Loss) Margin as Adjusted Gross Profit/(Loss) divided by revenue expressed as a percentage. We have included Adjusted Gross Profit/(Loss) in this prospectus because it is an important metric used by our management to measure the efficiency of our operations. We have included Adjusted Gross Profit/(Loss) Margin in this prospectus because it reflects the dynamics of improving our operational efficiency by showing to what extent any improvement is due to revenue growth or scalability of fixed direct production costs. Adjusted Gross Profit/(Loss) is higher than gross profit/(loss) in all reported periods. Adjusted Gross Profit/(Loss) and Adjusted Gross Profit/(Loss) Margin have limitations as financial measures and should not be considered in isolation, or as an alternative to, or substitute for, an analysis of our results reported in accordance with IFRS.

The following table presents a reconciliation of Adjusted Gross Profit/(Loss) to gross profit/(loss) the most directly comparable IFRS financial measure, for the periods indicated:

	Six months ended June 30,		Year ended December 31,
	2021	2020	2020	2019
	RUB million		RUB million
Gross Profit / (Loss)	1,021	(521)	72	(476)
Compulsory civil liability insurance proceeds	123	53	163	106
Expected credit losses of trade receivables	(31)	(34)	(72)	(71)
Share-based remuneration	2	—	—	—

Adjusted Gross Profit / (Loss)	1,115	(502)	163	(441)
Divided by
Revenue	4,930	2,245	6,449	5,012

Adjusted Gross Profit / (Loss) Margin	23%	(22% )	3%	(9% )

We define Adjusted EBITDA as loss for the period adjusted for: (i) income tax benefit, (ii) finance costs, (iii) finance income, (iv) impairment of a right-of-use asset, (v) VAT write-off, (vi) loss on lease terminations, (vii) impairment of property, plant and equipment, (viii) (gain)/loss on disposal of property, plant and equipment, net, (ix) reversal of an impairment loss on a right-of-use asset, (x) subsidies received, (xi) insurance compensation received for damage of vehicles, (xii) reversal of impairment loss on property, plant and equipment, (xiii) depreciation of property, plant and equipment, (xiv) amortization of intangible assets, (xv) depreciation of right-of-use assets and (xvi) following adoption of our Phantom Share Plan, share-based remuneration. We define Adjusted EBITDA Margin as Adjusted EBITDA divided by revenue expressed as a percentage. We have included Adjusted EBITDA in this prospectus because it is a key measure used by our management and board of directors to evaluate our operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA facilitates operating performance comparability across reporting periods by removing the effect of non-cash expenses and non-operating expense/(income). We have included Adjusted EBITDA Margin in this prospectus because it is an important means of comparing our operating performance to our total generated revenue. Adjusted EBITDA is higher than loss for the period in all reported periods. Adjusted EBITDA and Adjusted EBITDA Margin have limitations as financial measures and should not be considered in isolation, or as an alternative to, or substitute for, our results as reported in accordance with IFRS.

The following table presents a reconciliation of Adjusted EBITDA to loss for the period, the most directly comparable IFRS financial measure, for the periods indicated:

	Six months ended June 30,		Year ended December 31,
	2021	2020	2020	2019
	RUB million		RUB million
Loss for the period	(1,070)	(2,296)	(3,056)	(3,573)
Income tax benefit	111	(482)	(419)	(577)
Finance costs	1,105	1,681	2,564	1,997
Finance income	(90)	(16)	(15)	—
Impairment of a right-of-use asset	32	21	60	361
VAT write-off	—	1	39	8
Loss on lease terminations	—	—	31	3
Impairment of property, plant and equipment	—	—	—	12
(Gain)/loss on disposal of property, plant and equipment, net	2	1	(2)	9
Reversal of an impairment loss on a right-of-use asset	—	—	(304)	—
Subsidies received	—	—	(182)	(42)
Insurance compensation received for damage of vehicles	(11)	(8)	(12)	—
Reversal of impairment loss on property, plant and equipment	—	—	(9)	—
Depreciation of property, plant and equipment	41	13	33	13
Amortization of intangible assets	60	27	68	12
Depreciation of right-of-use assets	557	453	918	722
Share-based remuneration	48	—	—	—

Adjusted EBITDA	785	(605)	(286)	(1,055)

Divided by
Revenue	4,930	2,245	6,449	5,012

Adjusted EBITDA Margin	16%	(27% )	(4% )	(21% )

Key Performance Indicators

We monitor several operating and financial metrics to evaluate the growth of our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions. We rely on different operating and financial metrics for our two operating segments, Delimobil and Anytime Prime, given the different nature of the services provided.

For the Delimobil segment:

•	EoP Fleet means the total number of vehicles in our car sharing fleet at the end of a given period.

•

Weighted Average Fleet represents the average number of vehicles that constituted our car sharing fleet in a given period, calculated as the sum of the number of days each vehicle was part of our fleet divided by the number of calendar days in the given period.

•

Total Trips is the total number of trips completed by customers using our car sharing fleet in a given period. A trip lasts from the moment a customer books a vehicle until the moment the customer signals the completion of their journey on the Delimobil app.

•	Monthly Active Users (MAU) is the total number of unique customers who completed at least one trip per month using our car sharing fleet calculated as an average over the reporting period.

•	Total Minutes Sold is the total number of minutes that customers were charged for using our car sharing service in a given period.

•

Revenue for Car Sharing is the total amount of revenue generated from our car sharing service in a given period, in line with Note 32 to our audited combined and consolidated financial statements and with Note 30 to our unaudited interim condensed combined and consolidated financial statements.

•	Revenue per Weighted Average Fleet is revenue generated from our car sharing service divided by Weighted Average Fleet in a given period.

•	Revenue per Minute is revenue generated from our car sharing service divided by Total Minutes Sold in a given period.

For the Anytime Prime segment:

•	EoP Fleet means the total number of vehicles in our long-term rental fleet at the end of a given period.

•

Weighted Average Fleet represents the average number of vehicles that constituted our long-term rental fleet in a given period, calculated as the sum of the number of days each vehicle was part of our fleet divided by the number of calendar days in the given period.

•

Total Rental Days is the total number of rental days completed by customers for use of a vehicle in our long-term rental fleet in a given period. A rental day lasts from the moment a customer books the vehicle until the moment the customer signals the completion of their journey on the Anytime Prime app. As we only began to collect data on rental days from April 2019 as part of our strategic decision to focus on long-term rentals in the Anytime Prime segment, for the year ended December 31, 2019, Total Rental Days relates only to the period from April to December 2019.

•

Revenue for Long-Term Rentals is the total amount of revenue generated from our long-term rental service in a given period, in line with Note 32 to our audited combined and consolidated financial statements and with Note 30 to our unaudited interim condensed combined and consolidated financial statements. Revenue for Long-Term Rentals does not include any car sharing revenue recorded in the Anytime Prime segment for the year ended December 31, 2019.

•	Revenue per Rental Day is revenue generated from our long-term rental service divided by Total Rental Days in a given period.

RISK FACTORS

An investment in the ADSs involves a high degree of risk. You should carefully consider the risks and uncertainty described below, together with all of the other information in this prospectus, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements, and the related notes thereto, before deciding to invest in the ADSs. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. Our business, financial condition or results of operations could be materially and adversely affected by any of these risks. The trading price and value of the ADSs could decline due to any of these risks, and you may lose all or part of your investment.

Risks Relating to our Business

The novel coronavirus, or COVID-19, pandemic and the impact of actions to mitigate the pandemic have materially adversely impacted and could continue to materially adversely impact our business, financial condition and results of operations.

In March 2020, the World Health Organization declared the outbreak of COVID-19 a pandemic. In an attempt to limit the spread of the virus, various countries, including Russia, implemented governmental restrictions, such as declarations of states of emergency, school and business closings, quarantines, “shelter at home” orders, restrictions on travel, limitations on social or public gatherings, and other social distancing measures which have, and may continue to have, a material adverse impact on our business and operations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Key Factors Affecting Our Performance—Impact of COVID-19 Pandemic.” In particular, for the year ended December 31, 2020, we experienced a number of negative impacts as a result of the COVID-19 pandemic, including the following:

•

Demand: during the second quarter of 2020, and to a lesser extent the remainder of 2020, there was reduced demand for our shared mobility offerings, particularly in the Moscow and St. Petersburg regions of Russia. A significant amount of the demand in large metropolitan areas for our shared mobility offerings is derived from workers’ commute, which was severely impacted due to shelter at home orders and remote working. See “—Our business is subject to geographical risks and if our operations in large metropolitan areas are negatively affected, our operating results would be adversely impacted.”

•

Regulation: from April 13, 2020 to June 10, 2020, car sharing services were prohibited in Moscow, St. Petersburg and several other Russian cities in which we operate, which adversely impacted our ability to generate revenue. In the Krasnodar region, COVID-19 restrictions on short-term car rentals (the “Krasnodar Regulations”) have not been lifted as of the date of this prospectus. As such, we have adapted our operations to comply with the Krasnodar Regulations by increasing our minimum car rental term to 24 hours or longer. The possibility of further COVID-19 restrictions in the Krasnodar region, as well as the possibility that the Russian Federal Service for Surveillance on Consumer Rights Protection and Human Wellbeing (“Rospotrebnadzor”) in the Krasnodar region will enforce the Krasnodar Regulations differently, remains. Additionally, if the effects of the COVID-19 pandemic worsen, there is a possibility of a prohibition on car sharing services similar to the prohibition from April 13, 2020 to June 10, 2020. Further, as a result of the COVID-19 pandemic, we asked that all employees who are able to do so work remotely, and while we have since re-opened certain offices, it is possible that continued widespread remote work arrangements could have a negative impact on our operations. In particular, our ability to conduct necessary maintenance and repairs of our fleet of cars could be impacted, as it is not possible for our workers to carry out such maintenance and repair remotely. If a natural disaster, power outage, connectivity issue, or other event occurred that impacted our employees’ ability to work remotely, it may be difficult or, in certain cases, impossible for us to continue our business for a substantial period of time. The increase in remote working may also result in privacy, cybersecurity and fraud risks. Additionally, there is the potential of further regulations on car sharing services as a result of the ongoing COVID-19 pandemic, which could adversely impact our ability to generate revenue in the future.

In response to the economic challenges and uncertainty resulting from the COVID-19 pandemic and its impact on our business, we implemented a 20% salary reduction from May to June 2020, and a 10% salary reduction from July to September 2020, for all employees. By implementing salary reductions, we were able to avoid any major reduction in our workforce. However, no assurance can be given that we will be able to avoid workforce reductions as a result of the COVID-19 pandemic in the future. We have responded to the COVID-19 pandemic by launching new, or expanding or amending existing, services and features, such as extended rental periods and daily promotion prices to meet the adjusted needs of our customers and expanded rental zones to encourage domestic tourism; by implementing certain changes to the pricing models of our offerings such as a general increase in our pricing plan rates; by launching delivery services to help food and tech retailers meet increased demand for home deliveries; and by offering 70% discounts for our customers when they use our services to travel to vaccination centers. We have also introduced additional health and safety measures on an expedited basis, such as enhanced sanitation and disinfection of our fleet. We have also undertaken a number of measures aimed at optimizing costs by, among other things, restructuring terms of repayment of certain lease liabilities. We may not be able to keep pace with shifting trends as we respond to unpredictable changes in the evolution of the pandemic and the measures taken to reduce the spread of the virus. Our understanding of applicable privacy, consumer protection and other legal and regulatory requirements, as well as the latest guidance from regulatory authorities in connection with the COVID-19 pandemic may be subject to legal or regulatory challenge, particularly as regulatory guidance evolves in response to future developments. For example, in the region of Nizhny Novgorod in April 2020, regulatory authorities unexpectedly banned the use of car sharing services from April 17, 2020 to May 11, 2020 and subsequently introduced measures limiting our services to daily leases, thus impacting our operations, until August 5, 2020, at which point we relaunched our regular pricing plan options. In addition, our launch of new, or expansion of existing, services, features, or health and safety requirements in response to COVID-19 may heighten other risks described in this “Risk Factors” section. These challenges could result in fines or other enforcement measures that could adversely impact our financial results or operations.

The COVID-19 pandemic has materially adversely affected our financial results for 2020 and may materially adversely impact our financial results for subsequent periods, which has required and may continue to require significant actions in response, including, but not limited to, the ones described above, all in an effort to mitigate such impacts. While restrictions on car sharing services have been lifted, with the exception of the Krasnodar region, there is no assurance that they will not be reintroduced in one or more of the markets in which we operate. COVID-19 has had and continues to have repercussions across regional and global economies and financial markets, including Russia. To address a surge in COVID-19 cases in the spring and summer of 2021, Russian authorities introduced additional restrictive measures to combat the spread of the virus. For example, at restaurants and cafes in Moscow, customers were required to scan a QR code to prove they had been fully vaccinated, had obtained a negative PCR test in the previous 72 hours or had recovered from COVID-19, in order to dine. This restrictive measure temporarily decreased demand for our shared mobility offerings. While these restrictions were lifted in July 2021, if they were to return or if the QR code system were to be extended to car sharing services, it could lead to a significant decrease in bookings and a corresponding decrease in revenue, which would have a material adverse effect on our business.

In light of the evolving nature of COVID-19 and the uncertainty it has produced around the world, we do not believe it is possible to predict with precision the pandemic’s cumulative and ultimate impact on our future business operations, liquidity, financial condition, and results of operations. While demand for our shared mobility offerings has fully rebounded to pre-COVID-19 levels in 2021, we cannot predict the extent of the impact of the pandemic on our business and financial results, which will depend largely on future developments, including the duration of the spread of the outbreak and any future “waves” or resurgences of the outbreak or variants of the virus, both globally and within Russia, the impact on capital and financial markets, foreign currency exchange and governmental or regulatory orders that impact our business, all of which are highly uncertain and cannot be predicted. Although the Russian Ministry of Health has already approved three vaccines for COVID-19 as of the date of this prospectus and other countries have also approved vaccines, we cannot currently predict the timing of widespread adoption of vaccines against COVID-19 in Russia or internationally, nor their potential impact on our lines of business.

In addition, we cannot predict the impact the COVID-19 pandemic will have on our business partners, and we may be materially adversely impacted as a result of the adverse impact our business partners suffer. For example, there is a worldwide shortage of semiconductors, exacerbated by the COVID-19 pandemic, which may cause our business partners to have difficulty providing us with vehicles in the future. Additionally, concerns over the economic impact of the COVID-19 pandemic have caused extreme volatility in financial markets, which may adversely impact the price of the ADSs and our ability to access capital markets. To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section. Any of the foregoing factors, or other cascading effects of the pandemic that are not currently foreseeable, could materially adversely impact our business, financial performance and condition, and results of operations.

The mobility industry is highly competitive, with well-established and low-cost alternatives that have been available for decades, low switching costs, and well-capitalized competitors in nearly every major geographic region. If we are not able to compete effectively in this industry, our business and results of operation could be materially adversely impacted.

Our platform provides offerings in the mobility industry, and the market in which we compete is highly fragmented. We face significant competition in the mobility industry from existing, well-established and low-cost alternatives, and in the future we expect to face competition from new market entrants. In addition, within each of these markets, the cost to switch between products is low. Customers have a propensity to shift to the lowest-cost or highest-quality provider. Our shared mobility offerings compete with personal vehicle ownership and usage, which accounts for the majority of passenger kilometers in the markets that we serve, based on “Industry Report on the Russian Car Sharing Market,” Frost & Sullivan’s research report, and traditional transportation services, including taxicab companies, taxi-hailing services, car rental services and other car services. In addition, public transportation can be a superior substitute to our shared mobility offerings and, in many cases, in particular in large metropolitan areas, offers a faster and lower-cost travel option. We also compete with ride-hailing companies, including Yandex.Taxi, CityMobil and Gett Taxi, as well as regional ride-hailing companies, other car sharing companies, including Yandex.Drive, BelkaCar and CityDrive, and with existing long-term car subscription services, such as KiaMobility and Hyundai Mobility. We may also face new competitors given the increasing use of car sharing, such as, but not limited to, original equipment manufacturers if they elect to launch their own mobility programs or car subscription programs launched in the future by companies that currently have leasing programs, such as Sber and VTB Bank. As international competitors continue to expand, in the future they may compete with us both in markets in which we currently operate and markets into which we expand our services.

To differentiate ourselves from our competitors and continue to retain and attract customers to our platform, we continually invest in the development of new products, offerings and features that add value for customers. For example, we are continually improving our dynamic pricing model and tweaking our subscription options to meet customers preferences, as well as introducing an option for customers to participate in the car selection process to be made available in the near-future. Developing and delivering these new or upgraded products, offerings and features is costly, and the success of such new products, offerings and features depends on several factors, including the timely completion, introduction and market acceptance of such products, offerings and features. Moreover, any such new or upgraded products, offerings or features may not work as intended or may not provide intended value to customers. If we are unable to continue to develop new or upgraded products, offerings and features, or if customers do not perceive value in such new or upgraded products, offerings or features, customers may choose not to use our platform, and our business, financial condition and results of operations could be materially adversely affected.

As we and our competitors introduce new products and offerings, and as existing products evolve, we expect to become subject to additional competition. In addition, our competitors may adopt certain of our product features, or may adopt innovations that customers value more highly than ours, which would render our products less attractive or reduce our ability to differentiate our products. Increased competition could result in, among other things, a reduction of the revenue we generate from the use of our services, the number of customers, the frequency of use of our services, and our margins.

Many of our competitors are well-capitalized and offer discounted services, incentives, and promotions, innovative products and offerings, and alternative pricing models, which may be more attractive to customers than those that we offer. Further, some of our current or potential competitors have, and may in the future continue to have, greater resources and access to larger customer bases in the geographic markets in which we operate. In addition, our competitors in other Russian regions in which we operate may enjoy substantial competitive advantages such as greater brand recognition, longer operating histories, larger eco-systems of products and services, larger marketing budgets and more supportive regulatory regimes. As a result, such competitors may be able to respond more quickly and effectively than us to new or changing opportunities, technologies, customer preferences, regulations or standards, which may render our products or offerings less attractive. In addition, future competitors may share in the effective benefit of any regulatory or governmental approvals and litigation victories we may achieve without having to incur the costs we have incurred to obtain such benefits.

For all of these reasons, we may not be able to compete successfully against our current and future competitors. Our inability to compete effectively would have an adverse effect on, or otherwise harm, our business, financial condition and operating results.

The car sharing market is still in relatively early stages of growth, and if our growth slows more significantly than we currently expect, we may not be able to achieve profitability and our financial results would be adversely affected.

The car sharing market has grown rapidly, but it is still relatively new, and it is uncertain to what extent market acceptance will continue to grow. Our success will depend to a substantial extent on the willingness of people to widely adopt our car sharing offerings, or any of our future offerings, as well as on our ability to continuously improve our product offering and develop the underlying technology and platform. Our revenue growth rates may slow in the future. We believe that our growth depends on a number of factors, including the duration and severity of the COVID-19 pandemic, and our ability to:

•	grow supply of our shared mobility offerings and services;

•	increase existing customer activity on our platform and acquire additional customers;

•	maintain the offerings currently available to our customers and obtain and subsequently maintain a sufficient number of parking locations in new markets as we expand our offerings;

•

continue to introduce our shared mobility offerings and services to new markets and to select suitable markets, penetrate suburban areas and increase the number of rides taken on our platform outside metropolitan areas;

•	expand our business and increase our market share and category position;

•	compete with the products and offerings of, and pricing and incentives offered by, our competitors;

•	develop new products, offerings and technologies;

•

reduce the costs of our car sharing and long-term rental offerings to better compete with personal vehicle ownership and usage and other low-cost alternatives like public transportation, which in many cases can be faster or cheaper than any other form of transportation;

•	cooperate with the authorities to maintain and enhance existing local regulations in key markets where we operate; and

•	begin operations in key Russian regions in which we could be limited by local regulations.

We may not successfully accomplish any of these objectives. A softening of customer demand, whether caused by changes in the preferences of customers, failure to maintain our brand, changes in global economies, competition or other factors, may result in decreased revenue or growth and our financial results would be adversely impacted.

Our business may not continue to grow at historical levels and may suffer if we do not successfully manage our current and potential future growth.

We have grown significantly and rapidly in recent years, and we intend to continue to expand the scope and geographic reach of our platform. Our revenue grew from RUB 2,245 million for the six months ended June 30, 2020 to RUB 4,930 million for the six months ended June 30, 2021, and from RUB 5,012 million for the year ended December 31, 2019 to RUB 6,449 million for the year ended December 31, 2020. Our business may not continue to grow at historical levels, which could adversely affect its prospects. Our significant and rapid growth has placed, and we expect it to continue to place, significant demands on our management, human resources department and our administrative, operational and financial infrastructure.

Our success in managing our growth will depend, to a significant degree, on the ability of our executive officers and other members of senior management to run our business effectively. In particular, our key personnel will be required to manage any potential rapid fleet expansion and guide the launch and expansion of our services in new cities, all while fulfilling their duty to manage day to day operations of the business across the various Russian regions in which we currently operate. If our executive officers and other members of senior management do not have the propensity to simultaneously manage both our current and potential future growth, there may be a material adverse effect on our financial condition and results of operations.

Additionally, our success in managing our growth will depend, to a significant degree, upon our ability to both hire and maintain an adequate number of qualified information technology workers, engineers, marketing specialists and other specialized workers. Workers with the requisite skill sets that we require in conjunction with our expansion are in high demand and short supply in Russia. If we are not able to attract and retain a sufficient number of such employees, there may be a material adverse effect on our financial condition and results of operations.

Our success also depends on our ability to improve and develop our financial, operational and management information systems, controls and procedures, our ability to obtain a sufficient car fleet on favorable terms to meet customer demand and our ability to borrow adequate funds to finance rapid growth, all of which are important factors in successfully managing current and potential future growth. Certain of our offerings, such as our Anytime Prime subscription service and our B2B delivery services, may experience faster growth than others, which could make our overall operational growth more difficult to manage. In addition, in order to manage our future growth we will need to successfully adapt our existing systems and introduce new systems, expand, train and manage our employees and improve and expand our marketing capabilities.

In order to successfully manage our current and potential future growth, we will need to maintain our current level of service to customers while rapidly hiring and training new employees to work in call centers, car maintenance service locations and other locations necessary to our operations. We also will need to rapidly acquire or lease appropriate premises in appropriate locations in order to continue scaling up our operations, which may be challenging in certain of our markets such as Moscow and St. Petersburg. If we are not able to hire and effectively train enough employees and acquire or lease additional operation centers, there may be a material adverse effect on our financial condition and results of operations.

If we are unable to properly and prudently manage our operations as they grow, or if the quality of our platform or support deteriorates due to mismanagement, our brand name and reputation could be severely harmed. Our inability to manage our future growth as a result of any of the factors described above could materially adversely affect our business, financial condition and results of operations.

We have incurred significant losses since inception and are likely to continue to incur losses in the near term as we continue to invest in order to grow, and it is possible we may not achieve profitability.

We have incurred significant losses since inception. We incurred total cumulative loss of RUB 2,296 million and RUB 1,070 million for the six months ended June 30, 2020 and 2021, respectively, and RUB 3,573 million and RUB 3,056 million for the years ended December 31, 2019 and 2020, respectively. We will need to generate and sustain increased revenue levels and decrease the proportionate amount of expenses in future periods to achieve profitability in Russia and in future markets in which we may operate, and even if we do, we may not be able to maintain or increase profitability. We anticipate that we will continue to incur losses in the near term as a result of expected increases in our operating expenses, as we continue to invest in order to increase our fleet and the number of customers using our platform through incentives, discounts and promotions; expand within existing or into new markets; increase our research and development expenses; expand marketing channels and operations; hire additional employees; and add new products and offerings to our platform, as well as in connection with legal, accounting and other administrative expenses related to operating as a public company. These efforts may prove more expensive than we anticipate, and we may not succeed in increasing our revenue sufficiently to offset these expenses. Our revenue growth may slow down or our revenue may decline for a number of other reasons, including reduced demand for our services, increased competition, a decrease in the growth or size of the car sharing market or any failure to capitalize on growth opportunities.

Many of our efforts to generate revenue are new and unproven, and any failure to adequately increase revenue or contain the related costs could prevent us from attaining or increasing profitability or otherwise result in suboptimal economics for us. As we expand our offerings to additional cities, our offerings in these cities may be less profitable than the markets in which we currently operate. As such, we may not be able to achieve or maintain profitability in the near term, in accordance with our expectations, or at all.

We currently rely on a small number of third-party service providers to host a significant portion of our platform, and any interruptions or delays in services from these third parties or our inability to obtain or maintain third-party technology could impair the delivery of our offerings and harm our business.

We use a combination of third-party cloud computing services and one data center in Moscow. We do not control the physical operation of our third-party service providers. These third-party operations and our data center may experience break-ins, computer viruses, denial-of-service attacks, sabotage, acts of vandalism and other misconduct. These facilities may also be vulnerable to damage or interruption from power loss, telecommunications failures, fires, floods, earthquakes, hurricanes, tornadoes and similar events. Our systems do not provide complete redundancy of data storage or processing, and as a result, the occurrence of any such event or other unanticipated problems may result in our inability to serve data reliably or require us to migrate our data to either a new on-premise data center or cloud computing service. This could be time consuming and costly and may result in the loss of data, which could significantly interrupt the provision of our products and offerings and harm our reputation and brand. We may not be able to easily switch to another cloud computing service or data center provider in the event of any disruptions or interference to the services we use, and even if we do, other cloud and data center providers are subject to the same risks. Interruptions in the delivery of our offerings may reduce our revenue and reduce use of our platform by customers. Our business and operating results may be harmed if current and potential customers believe our platform is unreliable. In addition, if we are unable to scale our data storage and computational capacity sufficiently or on commercially reasonable terms, our ability to innovate and introduce new products on our platform may be delayed or compromised, which could have a material adverse effect on our business, financial condition and results of operations.

In addition, we incorporate technology from third parties into our platform. We cannot be certain that our licensors are not infringing the intellectual property rights of others or that the suppliers and licensors have sufficient rights to the technology in Russia. Some of our license agreements may be terminated by our licensors with prior contractually agreed notice. If we are unable to obtain or maintain rights to any of this technology because of intellectual property infringement claims brought by third parties against our suppliers and licensors or against us, or if we are unable to continue to obtain the technology or enter into new agreements on commercially reasonable terms, our ability to develop our platform containing that technology could be severely limited and our business could be harmed. Additionally, if we are unable to obtain necessary technology from third parties, we may be forced to acquire or develop alternate technology, which may require significant time and effort and may be of lower quality or performance standards. This would limit and delay our ability to provide new or competitive offerings and increase our costs. If alternate technology cannot be obtained or developed, we may not be able to offer certain functionality as part of our offerings, which could adversely affect our business, financial condition and results of operations.

Our platform is dependent upon technology, and any undetected errors could adversely affect our business.

Our platform is a complex system composed of many interoperating components and incorporates software that is highly complex. Our business is dependent upon our ability to prevent system interruption on our platform. Our software, including open source software that is incorporated into our code, may now or in the future contain undetected errors, bugs or vulnerabilities. Some errors in our software code may only be discovered after the code has been released. Bugs in our software, third-party software including open source software that is incorporated into our code, misconfigurations of our systems and unintended interactions between systems could result in our failure to comply with certain reporting obligations, or could cause downtime that would impact the availability of our service to customers. We have from time to time found defects or errors in our system and may discover additional defects in the future that could result in platform unavailability or system disruption. In addition, we have experienced outages on our platform due to circumstances within our control, such as outages due to software limitations. Our release of new software in the past has inadvertently caused, and may in the future cause, interruptions in the availability or functionality of our platform. Any errors, bugs or vulnerabilities discovered in our code or systems after release could result in an interruption in the availability of our platform or a negative experience for customers and could also result in negative publicity and unfavorable media coverage, damage to our reputation, loss of customers, loss of revenue or liability for damages, regulatory inquiries or other proceedings, any of which could adversely affect our business and financial results.

Our business depends heavily on insurance coverage for our fleet and on other types of insurance for additional risks related to our business. If insurance carriers change the terms of such insurance in a manner not favorable to us, if we are required to purchase additional insurance for other aspects of our business, or if we fail to comply with regulations governing insurance coverage, our business could be harmed.

We use third-party liability insurance for our car sharing services, meaning damages to third parties are covered when our customer is at fault, which includes coverage for automobile collisions of up to RUB 400,000 and bodily injury of up to RUB 500,000. Any costs above this amount will be passed on to our at-fault customer. Customers have an option when booking with us to choose a fractionally more expensive pricing plan which provides full coverage to the customer in the event of an accident if the customer is not at fault and the third party’s insurance provider is not seeking payment exceeding RUB 400,000. We bear the costs resulting from damage to our own cars, with the exception of theft and total loss of the car, which are fully insured.

We rely on a limited number of insurance providers, and should such providers discontinue or increase the cost of coverage, we cannot guarantee that we would be able to secure replacement coverage on reasonable terms or at all. In addition to insurance related to our products to cover automotive risks described above, we maintain voluntary health insurance coverage for our employees. If our insurance carriers change the terms of our policies in a manner unfavorable to us or our customers, our insurance costs could increase. Further, if the insurance coverage we maintain is not adequate to cover losses that occur, we could be liable for significant additional costs.

Our cars may be damaged or stolen while they are being used by customers, and an increase of theft losses covered by insurance could result in increasing insurance premiums. We may be subject to claims of significant liability based on traffic accidents, personal injuries, deaths, property damages or other incidents that are claimed to have been caused by customers who use our car sharing services through our platform. As we expand to include more offerings on our platform, our insurance needs will likely extend to those additional offerings. As a result, our automobile liability and general liability insurance policies and insurance contracted by customers may not cover all potential claims related to traffic accidents, personal injuries, deaths, property damages or other incidents that are claimed to have been caused by customers, and may not be adequate to indemnify us for all liability that we could face. Even if these claims do not result in liability, we could incur significant costs in investigating and defending against them. If insurers become insolvent, they may not be able to pay otherwise valid claims in a timely manner or at all. If we are subject to claims of liability relating to the acts of customers using our platform, we may be subject to negative publicity and incur additional expenses, which could harm our business, financial condition and operating results.

In addition, we are subject to local laws, rules and regulations relating to insurance coverage which could result in proceedings or actions against us by governmental entities or others. Any failure, or perceived failure, by us to comply with local laws, rules and regulations or contractual obligations relating to insurance coverage could result in proceedings or actions against us by governmental entities or others. These lawsuits, proceedings, or actions may subject us to significant penalties and negative publicity, require us to increase our insurance coverage, require us to amend our insurance policy disclosure, increase our costs and disrupt our business.

We cannot assure you that we will not be exposed to uninsured liability at levels in excess of our historical levels resulting from multiple payouts or otherwise, that liabilities in respect of existing or future claims will not exceed the level of our insurance or reserves, that we will have sufficient capital available to pay any uninsured claims or that insurance with unaffiliated carriers will continue to be available to us on economically reasonable terms or at all. We also may choose not to insure against all risks we face. Therefore, should an uninsured loss or a loss in excess of our insured limits occur, we would lose the capital invested in, and the anticipated revenue from, the affected assets, which could have a material adverse effect on our business, financial condition and results of operations.

We do not have and may be unable to obtain sufficient insurance to protect ourselves from business risks.

The insurance industry in Russia relative to that in other jurisdictions is not as mature, and accessibility to many forms of insurance coverage common in other jurisdictions is limited. We currently maintain insurance coverage for automobile collisions, physical damage and uninsured and underinsured drivers, but do not maintain insurance coverage for our servers or business interruption risks. Until we obtain adequate insurance coverage for our servers or business interruption risks, there is a risk of irrecoverable loss or destruction of certain assets, and our business, prospects, financial condition and results of operations could be materially and adversely affected.

Negative publicity could affect our business.

Negative publicity in which we or our shareholders are named may adversely affect our reputation, irrespective of its truth or otherwise or its connection with our current operations or business. There is a tendency among the local and international press to generate, from time to time, speculative reports that contain allegations of criminal conduct or corruption on the part of Russian companies, their shareholders or individuals within Russian companies, irrespective of whether those allegations have any basis in fact. In addition, the Russian press and other media have been, from time to time, suspected of publishing biased articles and reports in return for payment. Any negative publicity, even if not directly related to us or our shareholders, may affect our reputation, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

If we are unable to attract or maintain a critical mass of customers, whether as a result of competition or other factors, our financial condition and results of operation would be materially adversely impacted.

Our success in each geographic market depends on our ability to maintain or increase our network scale in that geographic market by attracting customers to our platform. The number of customers on our platform could materially decline or fluctuate as a result of a number of factors, including, among other things, the low switching costs between competitor platforms or services, dissatisfaction with our brand, reputation, operation of our platform, selection of our fleet of cars, pricing model (including potential reductions in incentives or other aspects of our pricing strategy), technical problems experienced by relevant third parties such as our main customer promotional channels, advertising offices or traffic police, public preference for other forms of transportation, passage or enforcement of local laws limiting our products and offerings and dissatisfaction with our services and offerings in general. In particular, if we are unable to provide high-quality support to customers or respond to reported incidents, including safety incidents, in a timely and acceptable manner, our ability to attract and retain customers could be adversely affected.

Our business benefits from strong brands. Failure to maintain and enhance our brands, or to maintain effective customer service, may result in customer complaints and materially adversely affect our business, financial condition and result of operations.

We believe that the brand identity that we have developed through the strength of our technology, our customer focus, our independence from political considerations and our ability to deliver mobility solutions has significantly contributed to the success of our business. We also believe that maintaining and enhancing the Delimobil and Anytime Prime brands, including through continued significant marketing efforts, is critical to expanding our base of customers and other business partners. Despite conducting a number of brand promotion and recognition activities from time to time, we cannot assure you that these activities will be successful in the future or that we will be able to achieve the brand promotion effects that we expect. In addition, our competitors may increase the intensity of their marketing campaigns, which may force us to increase our advertising spend to maintain our brand awareness. If our brand is harmed or we are forced to increase our marketing expenses, our business, financial condition and results of operations could be materially adversely affected.

In the event that our brand is subject to persistent and material negative publicity, complaints from customers, or exposure as a result of our own actions or as a result of events outside of our control, such as our inability to attract customers, to protect private information of our customers against security breaches, any undetected errors, defects or bugs in software underlying our products and services or disruption in our IT systems, the value of our brand and our customer traffic could decline.

To maintain good customer relations, we need prompt and reliable customer service to resolve irregularities and disputes. Effective customer service requires significant personnel expense and investment in developing programs and technology infrastructure to help customer service representatives carry out their functions. These expenses, if not managed properly, could significantly impact our ability to achieve and maintain profitability. Failure to manage or train our customer service representatives properly could compromise our ability to handle customer complaints effectively. If we do not handle customer complaints effectively, our reputation may suffer and we may lose our customers’ confidence.

Further, as our car fleet includes a number of international brand names, we rely on their reputation and brand image, and any harm to the reputation and brand image of these brand names may also have a material adverse effect on our business, results of operations and financial condition.

Our marketing efforts to help grow our business may not be effective.

Promoting awareness of our offerings is important to our ability to grow our business and to attract new customers and can be costly. We believe that much of the growth in our customer base is attributable to our paid marketing initiatives. Our marketing efforts currently include referrals, affiliate programs, free or discount trials, partnerships, display advertising, in-app traffic campaigns, television, billboards, radio, video, content, direct mail, social media, email, hiring and classified advertisement websites, mobile “push” communications, search engine optimization and keyword search campaigns. Our marketing initiatives may become increasingly expensive and generating a meaningful return on those initiatives may be difficult. Even if we successfully increase revenue as a result of our paid marketing efforts, it may not offset the additional marketing expenses we incur.

If our marketing efforts are not successful in promoting awareness of our offerings or attracting new customers, or if we are not able to cost-effectively manage our advertising and marketing expenses, our results of operations could be adversely affected. If our marketing efforts are successful in increasing awareness of our offerings, this could also lead to increased public scrutiny of our business and increase the likelihood of third parties bringing legal proceedings against us. Any of the foregoing risks could harm our business, financial condition and results of operations.

In addition, from time to time in the past we have executed, and may in the future execute, advertisement contracts with celebrities to promote our sites and brands in marketing campaigns. Harm to those celebrities’ reputations, even if not associated with our brands, could also harm our brand image and result in a material decrease in our revenue, which could have a material adverse effect on our business, results of operations and financial condition.

We have in the past lowered, and may continue to lower in less established markets, booking fees or service fees, and we have in the past offered, and may continue to offer in less established markets, significant customer incentives, discounts and promotions, which may materially adversely affect our financial performance.

To remain competitive in certain markets and generate network scale and liquidity, we have in the past lowered, and may in the future continue to lower in less established markets, booking fees or service fees, and we have offered, and expect to continue to offer in less established markets, significant customer incentives, discounts and promotions. In larger markets in which we have been operating for several years, such as Moscow and St. Petersburg, we do not currently anticipate continued implementation of material price reductions and significant customer incentives, discounts and promotions. However, in other regions, particularly in cities to which we have recently expanded our services, we face particularly intense competition, and may not have a leading market position, which may result in us choosing to provide additional customer incentives, discounts and promotions that we offer in those geographic markets and regions. Additionally, we may offer customer incentives, discounts or promotions in order to penetrate new markets or in conjunction with the trials of new services we are considering expanding to additional markets. We rely on our advanced pricing prediction technology in allocating our investments in customer incentives, discounts and promotions, and we monitor the results of our offerings daily in order to react quickly to market conditions. However, we cannot assure you that offering such incentives, discounts and promotions will be successful. Customer incentives, discounts, promotions and reductions in booking fees and our service fees have affected, and will continue to affect, our financial performance.

Additionally, as part of our dynamic pricing strategy, we rely on a pricing model to calculate individual rates that customers pay per booking, based on customer usage, penalties (such as traffic violations) and driving score, and we may in the future modify our pricing model and strategies. Our dynamic pricing model may result in lower or higher rates for customers, depending on the various factors described above. As our pricing model continues to develop, we may change our approach to using incentives, discounts and promotions. We cannot assure you that our pricing model or strategies will be successful in attracting customers or otherwise generate expected bookings, and incentives, discounts and promotions may be a permanent part of our pricing model. If our pricing model or strategy is not effective, our business, financial condition and results of operations would be materially adversely affected.

The loss of any of our board members, management team or key personnel, or a failure to attract, retain and motivate qualified personnel, may have a material adverse effect on our business, financial condition and results of operations.

Our success depends in large part upon the continued service of our board members and management team, many of whom have a level of experience and local knowledge that would be difficult to replace. The unexpected departure of any of them from our group could have a material adverse effect on our business, financial condition and results of operations, and there can be no assurance that we will be able to attract or retain suitable replacements for such personnel in a timely manner or at all.

Our success also depends upon the continued service of our technical personnel, as well as our continued ability to attract, retain and motivate operational managers and other highly qualified engineering, programming, technical, marketing, customer support, financial and managerial personnel. Although we attempt to structure employee compensation packages in a manner consistent with the evolving standards of the markets in which we operate and to provide incentives, including equity-based awards under our recently introduced employee incentive plans, to remain with our company, we cannot guarantee that we will be able to retain our key employees. Additionally, as a result of COVID-19, we implemented a 20% salary reduction from May to June 2020 and a 10% salary reduction from July to September 2020 for all employees. While we do not currently anticipate the need for another salary reduction, there can be no assurance that another salary reduction or similar measure taken in the future will not result in the loss of key employees. If any member of our senior management team or other key personnel should leave our group, our ability to successfully operate our business and execute our business strategy could be impaired. We may also have to incur significant costs in identifying, hiring, training and retaining replacements for departing employees. In particular, the competition for software engineers and qualified personnel who are familiar with the internet industry in Russia is intense, both from within Russia and from competitors abroad hiring software engineers and qualified personnel to relocate to other markets. We may encounter difficulty in hiring and/or retaining highly talented software engineers to develop and maintain our services. Similarly, we may encounter difficulty in hiring and/or retaining highly talented operational and marketing managers who are knowledgeable in our industry and are capable of adapting to the rapidly developing car sharing industry in Russia. There is also significant competition for personnel who are knowledgeable about the accounting and legal requirements related to a NYSE listing, and we may encounter difficulty in hiring and/or retaining appropriate financial staff needed to enable us to continue to comply with the internal control requirements under the Sarbanes-Oxley Act and related regulations.

Any inability to successfully retain key employees and manage our personnel needs may have a material adverse effect on our business, financial condition and results of operations.

Our business requires intensive long-term capital to finance renewal of our fleet and implement our growth strategy; if we are unable to accurately estimate future levels of demand and adjust the number, location and mix of vehicles used in our fleet accordingly, our results of operations, financial condition, liquidity and cash flows could suffer.

Both the implementation of our growth strategy and our competitiveness depend on our ability to make investments, renew and expand our fleet. Our ability to finance fleet replacement depends, in turn, on our operating performance and our ability to obtain funding. We are unable to predict whether we will be able to obtain sufficient financing to fund our capital expenditure and to finance our expansion strategy at acceptable costs, as a result either of adverse macroeconomic conditions, our performance or other external factors, which could in turn adversely affect our growth strategy. Failure to renew our fleet may cause our business to become less competitive.

As fleet growth is key to our business and future development, any factors affecting our ability to acquire additional vehicles could have a negative impact on our results. For example, the current global shortage of semi-conductors, which are critical to the manufacturing of new vehicles, has postponed the production of some new vehicles both in Russia and worldwide. This postponement in production could impede our ability to grow our fleet at scale, which could in turn adversely affect our revenue. While we believe that OEMs, by including their vehicles in our fleet, generally benefit from exposure to our large customer base and would need to overcome a large number of barriers to enter the car sharing market, there is the possibility that OEMs could elect to invest in their own mobility operations and therefore decide not supply us with vehicles on as favorable terms and volume.

Our vehicle purchase strategies can be affected by commercial, economic, market and other conditions. For example, certain vehicle manufacturers have occasionally utilized strategies to reduce sales to the vehicle rental industry, which can negatively affect our ability to obtain vehicles on competitive terms and conditions. Ruble depreciation may also result in vehicle price increases. Consequently, there is no guarantee that we can purchase a sufficient number of vehicles at competitive prices and on competitive terms and conditions. Manufacturers of vehicles are also facing a shortage of microprocessors and other digital devices used to control engines and transmissions as a result of the recent global semiconductor chip shortage, which may affect the availability of vehicles being produced. If we are unable to obtain a sufficient supply of vehicles, or if we obtain less favorable pricing and other terms during the acquisition of vehicles and are unable to recover from the increased costs, our results of operations, financial condition, liquidity and cash flows may be materially adversely affected.

Vehicle costs represent our largest expense. Accordingly, our business is dependent upon the ability of our management to accurately estimate future levels of rental activity and customer preferences with respect to the mix of vehicles used in our car sharing operations and the location of those vehicles. In addition, the timely delivery of the cars with no delays is critical to efficient fleet management. If we are unable to purchase a sufficient number of vehicles, or the right types of vehicles, or if vehicles are not delivered to us on a timely basis, to meet customer demand, we may lose revenue or market share to our competitors. If we purchase too many vehicles, our vehicle utilization could be adversely affected and we may not be able to dispose of excess vehicles in a timely and cost-effective manner. For example, in early 2020, due to the COVID-19 pandemic, we experienced significant excess in our vehicle supply due to the lockdown of our business activity and subsequent reduced demand. Our failure to utilize a flexible and systematic process for fleet management that accurately estimates future levels of rental activity and determines the appropriate mix of vehicles used in our rental operations may result in obsolescence and excessive aging of our fleet, the inability to sell fleet at adequate prices, sub-optimal fleet utilization, increased fleet costs, lower customer satisfaction, sub-optimal fleet sizing, lost or missing fleet assets, reduced margins and cash flows and other unfavorable consequences, which may materially adversely affect our results of operations, financial condition, liquidity and cash flows.

The successful operation of our business depends upon the performance and reliability of internet, mobile and other infrastructures that are not under our control.

Our business depends on the availability, performance and reliability of internet, mobile and other infrastructures that are not under our control. This includes maintenance of a reliable network backbone with the necessary speed, data capacity and security for providing reliable internet services. Disruptions in internet access, infrastructure, GPS or GLONASS signals or the failure of telecommunications network operators to provide us with the bandwidth we need to provide our products and offerings have interfered, and could continue to interfere, with the speed and availability of our platform, functionality of maps and our ability to process customer payments. If our platform is unavailable when customers attempt to access it, or if our platform does not load as quickly as customers expect, those customers may not return to our platform as often in the future, or at all, and may use our competitors’ products or offerings more often. In addition, we have no control over the costs of the services provided by national telecommunications operators. If mobile internet access fees or other charges to internet users increase, customer traffic may decrease, which may in turn cause our revenue to significantly decrease.

As our data centers and all of our backup centers are located in Moscow, we are heavily reliant on Russia’s internet infrastructure to operate our business. Since these centers are located, along with the office of our key operating subsidiary, in Moscow, our operations may also be negatively impacted by disruptions to the power grid, telecommunication failures, sabotage, vandalism, terrorist attacks, extreme weather as a result of climate change, natural disasters, such as fires or floods, or other events affecting the Moscow region. The occurrence of an unanticipated problem, such as a power outage, telecommunications delay or failure, security breaches, computer viruses or any other issues with the infrastructure in Russia more generally could result in delays or interruptions to our products, offerings and platform, as well as business interruptions for us and customers.

Furthermore, we depend on hardware and software suppliers for prompt delivery, installation and service of servers and other equipment to deliver our services. Public health concerns or epidemics, such as the COVID-19 pandemic, may affect the production capabilities of our suppliers, and resulting quarantines or closures could further disrupt our supply chain.

In 2019, the Federal Law No. 90-FZ dated May 1, 2019 (the “Sovereign Internet Law”) was adopted. The Sovereign Internet Law introduced tighter regulation of Russian internet providers. In particular, it requires internet providers to install Russian-origin equipment for countering certain cybersecurity threats, to take part in practical trainings arranged by Russian authorities and to provide necessary assistance to the Russian investigative authorities. While the Sovereign Internet Law is not directly applicable to us, it could reduce the speed of data transfer, which could result in interruptions and delays of our online services and thereby affect our operations.

If we experience security or privacy breaches or other unauthorized or improper access to, use of, disclosure of, alteration of or destruction of our proprietary or confidential data, employee data or platform user data, we may face loss of revenue, harm to our brand, business disruption and significant liabilities.

We collect, use and process a variety of personal data, such as email addresses, mobile phone numbers, profile photos, location information, drivers’ license numbers, passport details of customers, sensitive personal data entrusted to us by customers, employees and job candidates, as well as route/destination information. In addition, we collect data regarding a customer’s age, immigration status, driving styles and convictions to inform our pricing algorithms and permit access to our vehicles. As such, we may be a target of data security attacks by third parties. Any failure to prevent or mitigate security breaches or improper access to, or use, acquisition, disclosure, alteration or destruction of, any such data could result in significant liability and a material loss of revenue resulting from the adverse impact on our reputation and brand, a diminished ability to retain or attract new customers, and disruption to our business. We rely on third-party service providers to host or otherwise process some of our data and that of our customers, as well as to provide data that is used in determining our pricing algorithms, and any failure by such third parties to prevent or mitigate security breaches or improper access to, or use, acquisition, disclosure, alteration or destruction of, such information could have similar adverse consequences for us.

Because the techniques used to obtain unauthorized access to, disable or degrade services or sabotage systems change frequently and are often unrecognizable until launched against a target (for example, ransomware software), we may be unable to anticipate these techniques and implement adequate preventative measures. Our servers and platform may be vulnerable to computer viruses or physical or electronic break-ins that our security measures may not detect. Individuals able to circumvent our security measures may misappropriate confidential, proprietary or personal information held by or on behalf of us, disrupt our operations, damage our computers or otherwise damage our business. In addition, we may need to expend significant resources to protect against security breaches or mitigate the impact of any such breaches, including potential liability that may not be limited to the amounts covered by our insurance.

Security breaches could also expose us to liability under Russian (as well as other jurisdictions’) laws and regulations and increase the risk of litigation and governmental investigation. Therefore, our results of operations and financial condition may be materially adversely affected if we suffer a security breach.

Our results may be affected by errors in determining the residual value of our fleet because of failures in the calculations of estimated effective depreciation in our fleet.

The pricing of our car sharing offerings takes into consideration the estimated value of future sales of our vehicles in the used car market and, accordingly, the effective depreciation (i.e., the cost of acquisition of each vehicle minus the price at which we can potentially sell the vehicle after six years, or the liquidation value) of our fleet. If the liquidation value determined by us at the time of the sale of the car is not accurate, or the resale car market shifts in a way that we do not anticipate, there could be a material adverse effect on our financial condition. Additionally, overestimating the effective depreciation of our vehicles may cause us to increase prices above those of our competitors in order to ensure that we are able to recover effective depreciation costs, which may reduce our competitiveness. Alternatively, underestimating the effective depreciation of our cars may lead us to reduce our prices, which may cause a reduction in our operating margin upon the sale of cars in the used car market. In either case, our businesses, financial condition and results of operations may be negatively affected by inaccurate estimates of effective depreciation. This risk is heightened by the ongoing COVID-19 pandemic, which already led to factory shutdowns of manufacturers worldwide, and makes it more difficult to make a reasonable plan for our fleet needs and to predict availability of vehicles.

Our customer growth and engagement on mobile devices depend upon effective operation with mobile operating systems, networks and standards that we do not control.

Mobile devices are increasingly used to access the internet and mobility offerings. Our customers access our platform through mobile devices. Tailoring our products and services to such devices requires particular expertise and the expenditure of significant resources. There is no guarantee that popular mobile devices will continue to support our platform or that mobile device users will use our platform rather than competing products. Our ability to deliver a high-quality mobile user experience is dependent on the interoperability of our platform with popular mobile operating systems, technologies, networks and standards that we do not control, such as Android and iOS, and any changes in such systems, technologies, networks and standards that degrade the functionality or availability of our apps or give preferential treatment to competitors could adversely affect our platform’s usage on mobile devices. If mobile device producers intentionally or inadvertently limit access to information we use to operate our platform, our ability to track the usage of such information and to run marketing campaigns in a cost effective manner may be adversely affected. We may not be successful in developing relationships with key participants in the mobile industry or in developing features that operate effectively with these technologies, systems, networks or standards. In the event that it is more difficult for our customers to access and use our platform on their mobile devices, customers find our mobile offering does not effectively meet their needs, algorithms developed by mobile operating systems or our competitors prioritize the offerings of our competitors, our competitors develop products and services that are perceived to operate more effectively on mobile devices, or our customers choose not to access or use our platform on their mobile devices or use mobile products that do not offer access to our platform, our customer growth and customer engagement could be adversely impacted.

Mikro Kapital Group, our controlling shareholder, has the ability to exert significant influence over us, and its interests conflict with those of the holders of the ADSs.

Mikro Kapital Group will continue to hold a substantial interest in Delimobil. Accordingly, Mikro Kapital Group will be able to exercise significant influence over matters relating to us, including, but not limited to, decisions on amendment of the charters, proposed substantial sale of assets or other major corporate transactions, election of the members of our board of directors, appointment of our executive officers, declaration of dividends and the determination of our corporate policies. The interests of Mikro Kapital Group may also differ from the interests of other holders of the ADSs, and Mikro Kapital Group may take actions that its public shareholders, including holders of the ADSs, do not view as beneficial or as maximizing value for them, including actions such as:

•	delaying, defending or preventing a change of control, even at a per-share price that is in excess of the then-current price of the ADSs;

•	impeding a merger, consolidation, takeover or other business combination involving us, even at a per-share price that is in excess of the then-current price of the ADSs;

•	forcing a merger, consolidation, takeover or other business combination involving us that increase the amount of indebtedness or outstanding ordinary shares, or the sale of revenue-generating assets;

•	discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, even at a per-share price that is in excess of the then-current price of the ADSs; or

•	causing us to enter into other transactions or agreements that are not in the best interests of all shareholders, including holders of the ADSs.

On the other hand, a loss of voting control by Mikro Kapital Group could materially affect the direction of our company. In either case, as a result, the market price of our ADSs may be adversely affected.

We have engaged in and will continue to engage in ordinary course commercial dealings with our controlling shareholder.

In the ordinary course of business, we have commercial dealings with companies controlled by Mikro Kapital Group. Our commercial dealings with such related parties are conducted on an arm’s length basis. Notwithstanding the foregoing, transactions with related parties pose the risk of Delimobil entering into transactions on terms less favorable than could be obtained in arm’s length transactions with unrelated parties. If any such risk materializes, it could have a material adverse effect on our business, financial condition, results of operations, prospects and the trading price of the ADSs. See “Certain Relationships and Related Party Transactions” for more information on our commercial dealings with Mikro Kapital Group.

We may not be able to sell our vehicles at their actual residual value upon completion of their respective holding periods, which could materially adversely affect our results of operations, financial condition, liquidity and cash flows.

Our average holding period for a vehicle is six years. When holding periods for vehicles end, our policy is to sell our used vehicles through various sales channels in the used vehicle market, including auctions, dealer direct sales, wholesale lots, retail lots and, in the future, possibly on our own platform. When we sell our used vehicles, we may oversaturate the market, particularly beginning in the third quarter of 2024 when we will begin selling used vehicles in large monthly lots due to the completion of our first significant six year cycle of vehicle leases we signed in 2018. Doing so could result in driving down the selling price and cause the estimated net amount realized upon disposition of a vehicle to be less than its residual value at such time. Any decrease in the sale price of our used vehicles could result in a substantial loss on the sale of such vehicles, which could materially adversely affect our results of operations, financial condition, liquidity and cash flows (see “—Our results may be affected by errors in pricing because of failures in the calculations of estimated effective depreciation in our fleet”). We diversify our portfolio of vehicle models to avoid a significant concentration and subsequent sale of any one model of vehicle, and also seek to distribute our vehicle models in a geographically proportional manner to minimize the possibility of oversaturating any one local market. The market for used vehicles is subject to economic factors, such as demand, customer interests, pricing of new car models, fuel costs and other general economic conditions and may not produce stable vehicle prices in the future.

We are subject to payment-related risks.

We accept payments using a variety of methods, including credit card, debit card and customer invoicing for B2B clients. For certain payment methods, including credit and debit cards, we pay interchange and other fees, which may increase over time and raise our operating costs.

We rely on third parties to provide certain payment methods and payment processing services, including the processing of credit cards and debit cards. In each case, our business could be disrupted if these third parties become unwilling or unable to provide these services to us, or if the services are offered on less favorable terms in the future.

In the past, we have experienced fraudulent payment activities on our platform, such as linking customer accounts to payment cards or bank accounts that do not contain funds. While to date these activities have not had a material effect on our business, we may continue to experience these fraudulent activities in the future. Although we have implemented various measures to detect and reduce the occurrence of fraudulent payment activities on our platform, there can be no assurance that such measures will be effective in combating fraudulent transactions or improving overall satisfaction among customers.

We could also be subject to payment card association operating rules, such as the Payment Card Industry Data Security Standard, which includes data security rules, certification requirements and rules governing electronic funds transfers, which could change or be reinterpreted to make it costly, difficult or impossible for us to comply. Failure to comply with these rules or requirements, as well as any breach, compromise or failure to otherwise detect or prevent fraudulent activity involving our data security systems, could result in us being liable for banks’ costs for issuing cards, subject to fines and higher transaction fees and the loss of the ability to accept credit and debit card payments from our customers or facilitate other types of online payments, and our business and results of operations could be materially adversely affected.

We may use open source code in a manner that could be harmful to our business.

We use open source code, which is subject to licensing, in connection with our technology and services. Original developers of open source code do not provide warranties for the use of their source code. The use of such open source code may ultimately require us to replace certain code used in our platform, pay a royalty to use certain open source code, discontinue certain features of our platform or share our code infected with open source software freely pursuant to the terms of an open source software license. As a result, the use of open source code could have a material adverse effect on our business, prospects, financial condition and results of operations.

To continue our operations and continue using open source code, we may need to run open source software audits. Such audits may be expensive and may unveil vulnerabilities in our software code or our approach to using open source software.

Cybersecurity attacks, computer malware, viruses, spamming and phishing attacks could harm our reputation, business and operating results.

We rely heavily on information technology systems across our operations. Our information technology systems, including mobile and online platforms and mobile payment systems, administrative functions such as human resources, payroll, accounting, and internal and external communications, and the information technology systems of our third-party business partners and service providers contain proprietary or confidential information related to business and personal data, such as email addresses, mobile phone numbers, profile photos, location information, drivers’ license numbers, passport details of customers, route/destination information and other sensitive personal data entrusted to us by customers, employees and job candidates. Cybersecurity attacks, computer malware, viruses, spamming and phishing attacks have become more prevalent, have occurred on our systems in the past and may occur on our systems in the future. While we apply a number of security measures to prevent and minimize possible damage, cybersecurity threats are constantly evolving and employing more sophisticated attack techniques. Our detection capabilities may not be sufficient to prevent or detect a sophisticated cybersecurity attacker, such as a nation state using a zero day exploit or unknown malware. Breaches of our facilities, network, or data security could disrupt the security of our systems and platforms; impair our ability to protect data; compromise confidential or technical business information, harming our reputation or competitive position; result in theft or misuse of our intellectual property or other assets; require us to allocate more resources to improve technologies; or otherwise adversely affect our reputation, business and operating results.

Various other factors may also cause system failures, including power outages, catastrophic events, inadequate or ineffective redundancy, issues with upgrading or creating new systems or platforms, flaws in third-party software or services, errors by our employees or third-party service providers or breaches in the security of these systems or platforms. For example, third parties may attempt to fraudulently induce employees or customers to disclose information to gain access to our data or the data of customers. If our incident response, disaster recovery, and business continuity plans do not resolve these issues in an effective manner, they could result in adverse impacts to our business operations and our financial results. Although we have developed, and continue to develop, systems and processes that are designed to protect our data and that of customers, and to prevent data loss, undesirable activities on our platform and security breaches, we cannot guarantee that such measures will provide absolute security. Our efforts on this front may be unsuccessful as a result of, for example, software bugs or other technical malfunctions; employee, contractor, or vendor error or malfeasance; government surveillance; or other threats that evolve, and we may incur significant costs in protecting against or remediating cybersecurity attacks. Any actual or perceived failure to maintain the performance, reliability, security and availability of our products, offerings and technical infrastructure to the satisfaction of customers and certain regulators would likely harm our reputation and result in loss of revenue from the adverse impact to our reputation and brand, disruption to our business and our decreased ability to attract and retain customers.

If customers engage in, or are subject to, criminal, violent, inappropriate or dangerous activity that results in major safety incidents, our ability to attract and retain customers may be harmed, which could have an adverse impact on our reputation, business, financial condition and operating results.

Though we employ a number of security techniques, such as automatic customer identification, verification, monitoring, scoring and analysis, we are not able to control or predict the actions of customers and third parties, either during their use of our platform or otherwise, and we may be unable to protect or provide a safe environment for customers or third parties as a result of certain actions by customers or third parties. Such actions may result in injuries, property damage or loss of life for customers and third parties, or business interruption, brand and reputational damage or significant liabilities for us. Although we administer certain qualification processes for our customers, including a process to check the validity of customers’ identification and drivers’ licenses and a mandatory quiz within the app that certain customers, as determined by an algorithm, must pass for bookings between 11:00 pm and 5:00 am designed to test for intoxication and fatigue in order to start the engine of their vehicle, these qualification processes may not expose all potentially relevant information or intoxication. In addition, we do not independently test customers’ driving skills. Consequently, we may receive complaints from third parties, as well as actual or threatened legal action against us related to customer conduct.

In addition, if customers, or individuals from organized criminal groups impersonating our standard customers, engage in criminal activity, misconduct or inappropriate conduct or use our platform or our vehicles as a conduit for criminal activity, we may receive negative press coverage or be hampered by the relevant authorities, which would adversely impact our brand, reputation and business. If other criminal, inappropriate or other negative incidents occur due to the conduct of customers or third parties, our ability to attract customers may be harmed, and our business and financial results could be adversely affected.

Public reports of safety information, including information about safety incidents reportedly occurring on or related to our platform generated by third parties such as media or regulators, may adversely impact our business and financial results. Further, we may be subject to claims of significant liability based on traffic accidents, deaths, injuries or other incidents that are caused by customers while using our platform. We depend on our customers to inspect vehicles prior to driving in order to identify any potential damage or safety concern with the vehicle, and our auto liability and general liability insurance policies may not cover all potential claims to which we are exposed and may not be adequate to indemnify us for all liability. As we expand our products and offerings, this insurance risk will grow (see “—Our business depends heavily on insurance coverage for our fleet and on other types of insurance for additional risks related to our business. If insurance carriers change the terms of such insurance in a manner not favorable to us, if we are required to purchase additional insurance for other aspects of our business, or if we fail to comply with regulations governing insurance coverage, our business could be harmed”). These incidents may subject us to liability and negative publicity, which would increase our operating costs and adversely affect our business and operating results. Even if these claims do not result in liability, we will incur significant costs in investigating and defending against them.

We have substantial debt and may incur additional debt, which could adversely affect our financial condition, our ability to service our debt, our ability to obtain financing in the future and our ability to react to changes in our business.

As at June 30, 2021, we had an aggregate amount of debt outstanding of approximately RUB 22,058 million, which is primarily composed of vehicle lease liabilities of Carsharing Russia LLC and Anytime LLC with several third parties, borrowings received from related parties and a private placement of convertible preferred and ordinary shares to Nevsky Property, an affiliate of VTB, which for accounting purposes is treated as a financial liability of RUB 5,428 million. Following the closing of the offering, the only remaining financial liability associated with the private placement to Nevsky Property pertains to the provisions providing for a certain minimum return to Nevsky Property in certain cases, which survives the closing. The fair value of the liability associated with the other terms of the private placement will be reclassified as equity. For further information on the accounting treatment of this transaction, see “Certain Relationships and Related Party Transactions—Pre-IPO Shareholders’ Agreement” and Note 20, Equity and Loss per Share, to the interim condensed combined and consolidated financial statements. Our substantial debt could have certain adverse consequences to us. For example, it could:

•	make it more difficult for us to satisfy our obligations to the lease companies acting as lenders, resulting in possible defaults on and acceleration of such indebtedness;

•

require us to dedicate a substantial portion of our cash flows from operations to make payments on our debt, which would reduce the availability of our cash flows from operations to fund working capital, capital expenditures or other general corporate purposes;

•

increase our vulnerability to general adverse economic and industry conditions, including interest rate fluctuations, because some of our lessors have the right to change amounts payable under the lease agreements and payment schedules in the event of, among other occurrences, a change in the interest rate of the Central Bank of the Russian Federation;

•	place us at a competitive disadvantage to our competitors with proportionately less debt or comparable debt at more favorable interest rates;

•	limit our ability to refinance our existing indebtedness or borrow additional funds in the future;

•	limit our flexibility in planning for, or reacting to, changing conditions in our business; and

•	limit our ability to react to competitive pressures, or make it difficult for us to carry out capital spending that is necessary or important to our growth strategy.

Additionally, with the exception of certain vehicle lease agreements in 2021, related parties guarantee our obligations under our vehicle lease agreements which allows us to secure more favorable leasing terms. If our related parties do not guarantee our obligations in the future, we may not be able to continue to obtain leasing terms comparable to or more favorable than our existing leasing terms. Any of the foregoing impacts of our substantial indebtedness could have a material adverse effect on our business, financial condition and results of operations. Upon the completion of this offering, we intend to repay all outstanding debt to related parties.

Further, we rely significantly on asset-based financing to purchase vehicles. If we are unable to refinance or replace our existing asset-based financing or continue to finance new vehicle acquisitions through asset-based financing on favorable terms, on a timely basis, or at all, then our costs of financing could increase significantly and have a material adverse effect on our liquidity, interest costs, financial condition, cash flows and results of operations.

Our asset-based financing capacity could be decreased, our financing costs and interest rates could be increased, or our future access to the financial markets could be limited, as a result of risks and contingencies, many of which are beyond our control, including: (i) the acceptance by credit markets of the structures and structural risks associated with our asset-backed and asset-based financing arrangements; (ii) third parties requiring changes in the terms and structure of our asset-backed or asset-based financing arrangements, including increased credit enhancement or required cash collateral and/or other liquid reserves; (iii) growth of the key rate of the Central Bank of the Russian Federation; (iv) the insolvency or deterioration of the financial condition of one or more of our principal vehicle manufacturers; or (v) changes in laws or regulations that negatively affect any of our asset-backed or asset-based financing arrangements.

Any reduction in the value of certain revenue earning vehicles could effectively increase our vehicle costs, adversely affect our ability to achieve and maintain profitability and potentially lead to decreased borrowing base availability in certain of our asset-based vehicle financing facilities due to the credit enhancement requirements for such facilities, which could increase if market values for vehicles decrease below net book values for those vehicles.

Certain events, including defaults by us in the performance of covenants set forth in the agreements governing certain vehicle debt, could result in the occurrence of a liquidation event with the passage of time or immediately pursuant to which the creditors of the affected asset-based financing arrangement would be permitted to require the sale of the assets collateralizing that debt. Failure by us to have proper financing and debt management processes may result in cash shortfalls and liquidity problems, emergency financing at high interest rates, violations of debt covenants, and an inability to execute strategic initiatives, which may affect our liquidity and our ability to maintain sufficient levels of revenue earning vehicles to meet customer demands and could trigger cross-defaults under certain of our other financing arrangements.

Our ability to make scheduled payments on our indebtedness or to refinance or renew our obligations under our debt agreements will depend on our financial and operating performance, which, in turn, will be subject to prevailing economic and competitive conditions and to the financial and business risk factors we face as described in this section, many of which may be beyond our control. We may not be able to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness. If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures or planned vehicle leasing or acquisitions, sell vehicles or other assets, seek to obtain additional equity capital or restructure our indebtedness. In the future, our cash flows and capital resources may not be sufficient for payments of interest on and principal of our debt, and such alternative measures may not be successful and may not permit us to meet scheduled debt service obligations. In the absence of such operating results and resources, we may be required to dispose of material assets to meet our debt service obligations, including our vehicles. We may not be able to consummate those sales, or, if we do, we will not control the timing of the sales or whether the proceeds that we realize will be adequate to meet debt service obligations when due.

We will require additional capital to support the growth of our business, and this capital might not be available on reasonable terms or at all.

To continue to effectively compete, we will require additional funds to support the growth of our business and allow us to invest in new products, offerings and markets. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders may suffer significant dilution, and any new equity securities we issue may have rights, preferences and privileges superior to those of existing stockholders. Any debt financing we secure in the future could contain restrictive covenants relating to our ability to incur additional indebtedness and other financial and operational matters that make it more difficult for us to obtain additional capital with which to pursue business opportunities. Additionally, because we are currently a loss-making company and have significant debt, we are unlikely to be able to obtain bank loans at market rates, and we may not be able to obtain additional financing on favorable terms, if at all.

Currently, we are dependent upon financing from our controlling shareholder, Mikro Kapital Group, for our capital needs required to grow our business. We also currently lease office space, warehouses and other facilities from Mikro Kapital Group, and we may initially continue to be dependent upon Mikro Kapital Group as we transition to operating as a public company. If we are unable to obtain adequate financing or financing on terms satisfactory to us when required, or to replace these transition services, our ability to continue to support our business growth and to respond to business challenges and competition may be significantly limited.

We may pursue strategic acquisitions, which could result in operational challenges, and the failure of an acquisition or investment to produce the anticipated results or the inability to fully integrate an acquired company could have an adverse impact on our business, results of operation and financial condition.

Historically, we have primarily grown organically but also through strategic acquisitions. We may decide to enter into strategic partnerships or to acquire complementary businesses or technologies in order to expand our operations, products and services and to adjust our business portfolio in response to changing market conditions. The success of acquisitions or investments is based on our ability to make accurate assumptions regarding the valuation of these operations, growth potential, integration and other factors related to the respective businesses. We cannot assure you that our acquisitions or investments will produce the results that we expect at the time we enter into or complete a given transaction. Such acquisitions and investments can be time-consuming and costly, could create unforeseen operational challenges and expenditures or may not meet our expectations. Furthermore, we may not be able to successfully integrate operations that we acquire, including their personnel, financial systems, distribution or operating procedures. In addition, challenges that we may face in the integration of the acquired businesses include diverting significant management attention and financial resources from our other operations and disrupting our ongoing business, unforeseen or undisclosed liabilities and integration costs, retaining key senior management and key sales and marketing personnel of the acquired operations and entry into unfamiliar markets. As part of our growth strategy, we may consider expanding our operations outside of Russia. For example, we have entered into call option agreements with D-Mobility Worldwide A.s., which is part of the Mikro Kapital Group, that will provide us with the option, subject to approval by our board of directors, to purchase in 2023 all or substantially all the shares in car sharing companies operating in the Czech Republic, Belarus and Kazakhstan. However, there is no assurance that we will be able to exercise these call options or succeed in developing our operations in these or other markets outside of Russia due to limited knowledge of operating and regulatory environments, as well as customer preferences in these markets. In addition, our success in expanding outside of Russia will depend on political, economic and social stability in the relevant markets. Our inability to adapt to the particularities of such markets could result in higher costs and affect profitability in these markets. If we fail to successfully integrate acquisitions, our business, results of operation and financial condition could suffer. In addition, the integration of any acquired business and its financial results may adversely affect our business, operating results and financial condition.

Risks Relating to our Industry

Increases in fuel, vehicle, leasing, maintenance or other costs, or significant delay or sustained interruption in vehicle supply, have adversely affected, and could continue to adversely affect our business, financial condition and operating results.

Factors such as inflation, foreign exchange rate fluctuations, increased fuel prices, and increased vehicle purchase price, leasing or maintenance costs may increase the costs incurred by us when building our fleet and providing car sharing services on our platform. We manage these factors by requiring suppliers to provide competitive bids against one another to supply services, fuel and other goods to us and, through our subsidiary Prolive+, purchasing fuel from multiple sources with a view of obtaining low prices. However, many of the factors affecting these costs, such as border closures or logistical delays, are beyond our control, and we may not always be able to pass on any increases in such costs on to our customers to remain competitive in the markets in which we operate. A significant increase in these costs could have a material adverse effect on our business, financial condition and results of operations.

In addition, disruptions in the production of vehicles and parts or microelectronics used in our fleet have caused and may continue to cause a reduction in supply, and an increase in the cost, of vehicles or parts. Substantial increases in the costs, or a significant delay or sustained interruption in, the supply of fleet vehicles or vehicle parts could adversely affect our ability to maintain our vehicle fleet, negatively affecting our revenue and increasing our operating expenses. For example, based on our revenue for the six months ended June 30, 2021, we estimate that we could lose up to RUB 54.5 thousand in revenue per month for every vehicle not added to our fleet due to supply delays or interruptions. Further, if we cannot acquire vehicles or parts from previous suppliers, this could result in additional operating expenses as we may not be able to enter into agreements with new suppliers on as favorable terms as is currently the case.

We may experience significant fluctuations in our operating results.

Our operating results may vary significantly and are not necessarily an indication of future performance. These fluctuations may be a result of a variety of factors, some of which are beyond our control. In particular, we experience seasonal fluctuations in our financial results. For car sharing, we typically generate higher revenue in our second and third quarters compared to other quarters due in part to the summer season encouraging increased travel. We then typically experience a gradual decline in usage of our platform until experiencing an uptick in December associated with the holiday season, particularly New Year’s Eve. We typically generate lower revenue in our first quarter compared to other quarters, due in part to a decrease in demand driven by adverse weather conditions that deter customers from leaving their homes. Our first quarter is particularly susceptible to variance in revenue due to the practical effects of adverse weather conditions such as snow and extreme cold in the event of a heavier winter season. We have typically experienced lower quarter-over-quarter growth in car sharing in the first quarter.

Our growth has made, and may in the future make, seasonal fluctuations difficult to detect. We expect these seasonal trends to become more pronounced over time as our growth slows. Other seasonal trends may develop or these existing seasonal trends may become more extreme, which could contribute to fluctuations in our operating results. In addition to seasonality, our operating results may fluctuate as a result of factors including our ability to attract and retain new customers, increased competition in the markets in which we operate, our ability to expand our operations in new and existing markets, our ability to maintain an adequate growth rate and effectively manage that growth, our ability to keep pace with technological changes in the industries in which we operate, changes in governmental or other regulations affecting our business, harm to our brand or reputation and other risks described elsewhere in these risk factors. As such, we may not accurately forecast our operating results. We base our expense levels and investment plans on estimates. A portion of our expenses and investments are fixed, and we may not be able to adjust our spending quickly enough if our revenue is less than expected, resulting in losses that exceed our expectations. If we are unable to achieve profits, the price of the ADSs could be adversely affected, and investors may lose some or all of the value of their investment.

Our business is subject to geographical risks and if our operations in large metropolitan areas are negatively affected, our operating results would be adversely impacted.

We experience greater competition in large metropolitan areas than we do in other markets in which we operate, which has led us to offer significant customer incentives, discounts and promotions in these large metropolitan areas. As a result of our geographic concentration, our business and financial results are susceptible to economic, social, weather and regulatory conditions or other circumstances in each of these large metropolitan areas. Outbreaks of contagious diseases or other viruses, such as COVID-19, could lead to a sustained decline in the desirability of living, working and congregating in metropolitan areas in which we operate. Any short-term or long-term shifts in the travel patterns of customers away from metropolitan areas, due to health concerns regarding epidemics or pandemics such as COVID-19, could have an adverse impact on our Gross Bookings from these areas. An economic downturn, increased competition or regulatory obstacles in any of these key metropolitan areas would adversely affect our business, financial condition and results of operations to a much greater degree than would the occurrence of such events in other areas. In addition, any changes to local laws or regulations within these key metropolitan areas that affect our ability to operate or increase our operating expenses in these markets could have an adverse effect on our business. For example, we currently benefit from the car sharing incentives introduced by regulations issued by the Moscow, Kazan and Tula municipal authorities, which allow our cars to be parked by customers at designated parking locations across Moscow, Kazan and Tula, with up to a 90% discount to parking fees charged to us, provided our cars comply with certain requirements (see “Regulation”). Although we do not currently anticipate any change to these incentives, as there have been recent statements from local transportation authorities acknowledging the value of car sharing as an improvement over private car use in the context of better parking space management, and we believe we have the ability to relocate our vehicles to other regions in order to manage the adverse effect of any such change to local laws and regulations if the local authorities change their stated policy in relation to car sharing, and if these parking regulations were to be revoked, we may have to increase our prices, our fleet may not be utilized as effectively and our business and results of operation may be adversely impacted.

We expect that we will continue to face challenges in penetrating lower-density localities and suburban areas adjacent to cities in which we operate, where our network is smaller and less developed, the cost of personal vehicle ownership is lower and personal vehicle ownership is more convenient. If we are not successful in penetrating lower-density localities and suburban areas adjacent to cities in which we operate, generating profits from providing our services there, or if we are unable to operate in certain key metropolitan areas in the future due to a change in the level of support from local authorities or approach to parking permits in the context of car sharing, our ability to serve what we consider to be our total addressable market would be limited, and our business, financial condition and results of operations would be materially adversely affected.

We are making substantial investments in new offerings and improving technologies and expect to increase such investments in the future. We may not ever realize any expected benefits from our investments or improve our technology infrastructures, which could materially adversely affect our business, results of operation and financial condition.

We have made substantial investments to develop new offerings and technologies, and we intend to continue investing significant resources to develop new technologies, tools, features, services, products and offerings. We are continually upgrading our technology to provide improved performance, increased scale and better integration among our shared mobility offerings and value-added services. For example, we have invested and are continuing to invest significant resources into the development of our platform in order to ensure and provide a seamless customer experience, deep data capabilities, dynamic smart pricing, instant Know Your Customer (“KYC”) processes in terms of registration and verification and customer scoring. We are also investing in the creation of a private cloud server, and we expect to continue investing resources to develop these and other offerings. If we do not spend our development budget efficiently or effectively on commercially successful and innovative technologies, we may not realize the expected benefits of our strategy. Our initiatives may not perform as expected, which could reduce the return on our investments in this area. If we are unable to efficiently develop new technologies or offerings, or if we do so at a slower pace or at a higher cost, or if our technology is less capable relative to our competitors, our business, financial condition and results of operations could be materially adversely affected.

Additionally, the automotive industry is increasingly focused on the development of advanced driver assistance technologies, with the goal of developing and introducing a commercially-viable, fully automated driving experience. The high development cost of active safety and autonomous driving technologies may result in a higher risk of exposure to the success of new or disruptive technologies different than those being deployed by us. Adopting new technologies, upgrading our mobile app and website infrastructure and maintaining and improving our technology infrastructure require significant investments of time and resources, including adding new hardware, updating software, recruiting and training new engineering personnel and maintaining existing engineering personnel in a competitive market for their skillset. Adverse consequences for the failure to do so may include unanticipated system disruptions, security breaches, computer virus attacks, slower response times, impaired quality of experiences for our customers and delays in reporting accurate operating and financial information. If we experience problems with the functionality and effectiveness of our software or platforms, or are unable to maintain and improve our technology infrastructure to handle our business needs and ensure a consistent and acceptable level of service for our customers, our business, financial condition and results of operations, as well as our reputation, could be materially adversely affected.

Because our new initiatives also have a high degree of risk, as each involves nascent industries and unproven business strategies and technologies with which we have limited or no prior development or operating experience, they may involve claims and liabilities, expenses, regulatory challenges and other risks, some of which we cannot currently anticipate. There can be no assurance that customer demand for such initiatives will exist or be sustained at the levels that we anticipate, or that any of these initiatives will gain sufficient traction or market acceptance to generate sufficient revenue to offset any new expenses or liabilities associated with these new investments. It is also possible that products and offerings developed by others will render our products and offerings noncompetitive or obsolete. Further, our development efforts with respect to new products, offerings and technologies could distract management from current operations, and will divert capital and other resources from our more established offerings and technologies. Even if we are successful in developing new offerings or technologies, regulatory authorities may subject us to new rules or restrictions in response to our innovations that could increase our expenses or prevent us from successfully commercializing new products, offerings or technologies.

The impact of economic conditions, including the resulting effect on discretionary customer spending, may harm our business and operating results.

Our performance is subject to economic conditions and their impact on levels of discretionary customer spending. Some of the factors that have an impact on discretionary customer spending include general economic conditions, unemployment, customer debt, reductions in net worth, residential real estate and mortgage markets, taxation, energy prices, interest rates, customer confidence and other macroeconomic factors. Customer preferences tend to shift to lower-cost alternatives during recessionary periods and other periods in which disposable income is adversely affected. In such circumstances, although some customers may turn to our offerings more frequently to avoid more expensive mobility options such as taxis or private car ownership, others may choose to forego our offerings for public transportation alternatives or may reduce total kilometers traveled as economic activity decreases. Additionally, during such periods, we may need to offer additional discounts or promotions to stimulate customer spending and remain competitive. Such shifts in customer behavior or price may harm our business, financial condition and results of operations.

Risks Relating to our Intellectual Property

We may not be able to prevent others from unauthorized use of our intellectual property rights, which may adversely affect our competitive position, our business, financial condition and results of operations.

Our intellectual property includes the content of our website, mobile applications, domain names, software (including proprietary software), firmware, registered, applied-for and unregistered trademarks, service marks, trade dress, trade names, trademark applications, registered and applied-for copyrights and unregistered copyrights, know-how, processes and inventions (whether or not patentable). We believe that our intellectual property is essential to our business and affords us a competitive advantage in the markets in which we operate. If we do not adequately protect our intellectual property, our brand and reputation may be harmed, our offerings may be devalued and our ability to compete effectively may be impaired.

To protect our intellectual property, we rely on a combination of copyright, trademark and trade secret laws, contractual provisions, end-user policies and disclosure restrictions. Upon discovery of potential infringement of our intellectual property, we promptly take action to protect our rights as appropriate. We also enter into confidentiality agreements and invention assignment agreements with our employees and consultants and seek to control access to, and distribution of, our proprietary information in a commercially prudent manner.

The protection and enforcement of intellectual property rights in Russia and other markets in which we operate, however, may not be as effective as that in the United States or Western Europe, and the efforts we have taken to protect our intellectual property may not be sufficient or effective. For example, effective intellectual property protection may not be available in every country in which we currently or in the future will operate, or third parties may already have pre-existing competing registrations or applications.

In addition, it may be possible for other parties to copy or reverse-engineer our products and offerings or obtain and use the content of our websites without authorization. Further, we may be unable to prevent competitors from acquiring domain names, trademarks or service marks that are similar to, infringe upon or diminish the value of our domain names, trademarks, service marks or other proprietary rights. Moreover, our trade secrets may be compromised by third parties or our employees, which could cause us to lose the competitive advantage derived from the compromised trade secrets. Further, we may be unable to detect infringement of our intellectual property rights, and even if we detect such violations and decide to enforce our intellectual property rights, we may not be successful, and may incur significant expenses in connection with such efforts. In addition, any such enforcement efforts may be time consuming and may divert management’s attention. In some situations, we may decide to bring intellectual property actions outside of Russia or other countries in which we operate, in which case we could be subject to additional risk as to the result of the proceedings, the amount of damages that we could be awarded and/or collect, as well as potential currency risk. Further, any enforcement efforts may result in a ruling that our intellectual property rights are unenforceable or invalid.

Any failure to protect or any loss of our intellectual property may have an adverse effect on our ability to compete and may adversely affect our business, financial condition and results of operations.

We may be subject to intellectual property infringement claims, which are costly to defend, could result in significant damage awards, and could limit our ability to operate or to provide certain content or use certain technologies in the future.

Companies in the internet and technology industries, and other patent and trademark holders, including “non-practicing entities,” seeking to profit from royalties in connection with grants of licenses or seeking to obtain injunctions, own large numbers of patents and other intellectual property, and frequently enter into litigation based on allegations of infringement or other violations of intellectual property. We may in the future receive notices that claim we have misappropriated, misused or infringed upon other parties’ intellectual property rights.

Furthermore, a number of internet, technology, media and patent-holding companies own or are actively developing patents covering internet-related technologies that are similar to the ones we use, as well as a variety of online business models and methods. We believe that these parties will continue to take steps to protect these technologies, including, but not limited to, seeking patent protection in certain jurisdictions. As a result, disputes regarding the ownership of technologies and rights associated with online activities are likely to arise in the future. In addition, use of open-source software is often subject to compliance with certain license terms, which we may inadvertently breach.

Any intellectual property claim against us, regardless of merit, could be time consuming and expensive to settle or litigate, could divert our management’s attention and other resources, and could hurt goodwill associated with our brand. Our efforts to defend these claims may be unsuccessful. These claims may also subject us to significant liability for damages and may result in us not being able to use technology, content, branding, or business methods found to be in violation of another party’s rights. We may have to seek a license for the technology, which may not be available on commercially reasonable terms or at all, and may significantly increase our operating expenses. We may be required to develop an alternative non-infringing technology, which may require significant effort, expense and time to develop. Further, certain adverse outcomes of such proceedings could adversely affect our ability to offer certain services or products or compete effectively in existing or future businesses.

We may be subject to claims from our current or former employees, as well as contractors, for copyright, trade secret and patent-related matters, which are costly to defend and which could adversely affect our business, financial condition and results of operations.

The software, databases, algorithms, images, patentable intellectual property, trade secrets and know-how that we use for the operation of our services were generally developed, invented or created by our former or current employees or contractors during the course of their employment with us within the scope of their job functions or under the relevant contractor’s agreement, as the case may be. As a matter of Russian law, we are deemed to have acquired copyright and related rights, as well as rights to file patent applications with respect to such products, and have the intellectual property rights required for their further use and disposal subject to compliance with certain requirements set out in the Civil Code of Russia. We believe that we have appropriately followed such requirements, but they are defined in a broad and ambiguous manner and their precise application has never been definitively determined by the Russian courts. Therefore, former or current employees or contractors could claim the right to additional compensation for their works for hire and/or patentable results, in addition to their employment compensation, as well as challenge the transfer of intellectual property rights over the products developed by them or with their contribution. We may not prevail in any such action, and any successful claim, although unlikely to be material, could adversely affect our business and results of operations.

Risks Relating to Legal and Regulatory Matters

Changes to any existing car sharing regulations, or the enactment of regulations with more stringent requirements for the operation of car sharing services, could affect our business, financial condition and results of operations.

There are no car sharing regulations at the federal level in Russia. However, certain proposals to introduce a regulatory framework for the car sharing industry have been publicly announced by the State Duma members in recent years. Such proposals, if adopted, could significantly and materially harm our business, financial condition and results of operations by restricting or limiting how we operate our business, increasing our operating costs and decreasing our number of customers. We cannot predict whether or when such proposals may be adopted.

In larger cities, local governments have adopted and may adopt in the future regulations providing incentives for or regulating the operations of companies that develop shared mobility schemes, including companies of the car sharing industry. For example, the Moscow Government issued Decree No. 405-PP on August 31, 2011 (as amended on June 14, 2018) the (“Moscow Decree”) on urban support for taxi and car sharing services in the city of Moscow, which, among other incentives, allows car sharing companies to acquire preferential parking permits in the capital, provided certain requirements and service standards are met. Furthermore, under the Moscow Decree, the Moscow government may subsidize leasing or loan payments for companies that acquire passenger cars with the purpose of providing car sharing services by reimbursing part of the interest payment costs borne by such companies with resources from the city budget. In addition, if the Moscow Decree were to be revoked, or amended such that car sharing companies could no longer acquire preferential parking permits in the capital, there could be a material adverse impact on our business, financial condition and results of operations. The loss of preferential parking permits would impact all players in the Russian car sharing market in Moscow and all companies would likely increase prices to compensate. As a result of increased prices, we could lose customers and our fleet utilization could decrease. For further information, see “Regulation.”

Additionally, Moscow currently requires that all cars used for car sharing be no older than one year in order to obtain discounted parking privileges. Once parking privileges for a car are obtained, they are valid for three years. We navigate this requirement by deploying new vehicles to Moscow and redistributing cars to other regions when they become three years old. Any changes to Moscow’s existing car sharing regulations, or the enactment of similar requirements in other regions, could impact our car distribution cycle and have a material adverse effect on our business, financial condition and results of operations.

Failure to comply with existing laws and regulations or to obtain all approvals, authorizations and permits, or the findings of government inspections or increased governmental regulation of our operations, could result in a disruption in our business and substantial additional compliance costs and sanctions.

Our operations and properties are subject to regulation by various government entities and agencies in connection with obtaining and renewing authorizations, approvals and permits, as well as with ongoing compliance with existing laws, regulations and standards. Regulatory authorities exercise considerable discretion in matters of enforcement and interpretation of applicable laws, regulations and standards, the issuance and renewal of authorizations, approvals and permits and in monitoring licensees’ compliance with the terms thereof. Russian authorities have the right to, and frequently do, conduct periodic inspections of our operations and properties throughout the year. Any such future inspections may conclude that we or our subsidiaries have violated laws, decrees or regulations, and we may be unable to refute such conclusions or remedy the violations. For further information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Impact of the COVID-19 Pandemic.”

Our failure to comply with existing laws and regulations applicable to us or to obtain all approvals, authorizations and permits, or the findings of government inspections, including the data protection authorities and labor inspection services, may result in the imposition of civil and administrative fines or penalties or more severe sanctions, including the suspension, amendment or termination of our authorizations, approvals and permits, requirements that we cease certain of our business activities, or criminal and administrative penalties applicable to our officers. Moreover, an agreement or transaction entered into in violation of law may be invalidated and/or unwound by a court decision. Any such decisions, requirements or sanctions, or any increase in governmental regulation of our operations, could result in a disruption of our business and substantial additional compliance costs, and our business, financial condition and results of operations could be materially adversely affected.

We are subject to regulation regarding the processing and retention of personal and other data, which may impose additional obligations on us, limit our flexibility or harm our reputation with customers.

We collect, process, store and transmit large amounts of data, including confidential, sensitive, proprietary, business and personal information, in the course of our business. The effectiveness of our technology and our ability to offer our products and services to customers depends on the collection, storage and use of data concerning customer activity, including personally identifying or other sensitive data. Although we have developed systems and processes designed to protect customer and employee information and prevent and mitigate the impact of data breaches and other fraudulent activities (whether directly through us or indirectly through our customers), such measures cannot guarantee the security of such data and may be circumvented or fail to operate as intended.

For example, there are certain statutory requirements for collection and processing of biometric personal data that will enter into force on January 1, 2022, pursuant to Federal Law No. 479-FZ dated December 29, 2020, “On amendments to certain legislative acts of the Russian Federation,” as amended (“Federal Law No. 479-FZ”), and there are currently three draft governmental decrees implementing the statutory requirements in various stages of the legislative process. If passed into law in their current forms, the draft decrees collectively provide that car sharing operators may collect biometric data for the purpose of identifying drivers and creating their own commercial biometric systems (“CBSs”). However, in order for companies to process biometric data, they would be required to obtain accreditation and, at a minimum: have at least RUB 50 million or RUB 500 million (depending on the type of accreditation) in own funds; obtain a cryptographic license; maintain in-person collection of biometric personal data; transfer and store the biometric personal data in the Unified Biometric

System (the “UBS”); and authenticate customers via their biometric identifiers only through the UBS or using own CBSs in permitted cases. It is currently unclear how these requirements would be applied to companies that process biometric personal data in which foreign ownership exceeds 49%.

We expect the three draft governmental decrees to undergo numerous amendments before they become law. However, if Federal Law No. 479-FZ, in conjunction with the implementing regulations, is construed to attribute the Company´s method of customer identification based on the technology of comparing geometric depersonalized models of faces as collecting and processing of biometric personal data, the new requirements could result in us having to undertake significant restructuring and adapt certain business processes to meet the new requirements. This could, in turn, create both one-time and ongoing administrative and operational expenses, including expenses for accreditation and creation of our own CBS, or charges for the use of the services of the UBS, which could have an adverse effect on our business. Currently, there are no specific sanctions for violation of the above requirements. However, liability may arise on a general basis for violation of the procedure for processing personal data (currently a fine of RUB 100,000 for the first occurrence of unlawful processing and RUB 300,000 for each subsequent violation). In the case of a violation of the established requirements by an accredited person, processing activities may be suspended by an order of the Russian authorities. However, no assurance can be given that currently effective sanctions will not be amended to provide for more severe liability following the adoption of the decrees. For further information, see “Regulation—Privacy and Personal Data Protection Regulation.”

In order to process an individual’s personal data, we must obtain the individual’s consent. This consent may be revoked at any time and, if revoked, the relevant personal data must be deleted. Subject to several exemptions, processors of personal data, including ourselves, must register as personal data operators with the Federal Service for Supervision of Communications, Information Technology and Mass Media, or Roskomnadzor, the Russian competent regulatory authority for data protection. Roskomnadzor, among its other functions, ensures compliance with the data protection legislation and conducts scheduled and unscheduled audits to ensure such compliance, maintains the registers of personal data operators, infringers of personal data processing requirements and blocked websites, and initiates legal proceedings in case of violations and if required, the imposition of fines or other penalties. The cross-border transfer of personal data is allowed pursuant to Russian law, subject to consent of the individual. However, with the growing concerns of governments around the world with data privacy and security, rules and regulations governing processing, use, transfer (including cross-border) and other handling of data may change as a result of changes in policies, for state security or other reasons. These changes may require us to handle data differently, which could result in additional costs to us, or otherwise materially adversely affect our operations. We will be subject to inspections by Roskomnadzor in the future, and if such inspections result in the determination that companies in our group fail to comply with the applicable data protection legislation, we could experience financial and reputational losses and could be restricted from providing certain types of services until we comply with the requirements.

Furthermore, we use cookies and other widespread technologies that assist us in improving the customer experience and personalization of our products and services that ultimately benefit both our customers and advertisers through behavioral targeting. There is no clarity as to whether our practices are compliant with the requirements of applicable data protection legislation in Russia and abroad, and such laws could be interpreted and applied in a manner that is not consistent with our current data protection practices.

Companies are also required to store all personal data of Russian customers in databases located inside Russia. Compliance with the requirements provided in this legislation may be practically difficult, require significant efforts and resources, lead to legal liability in other jurisdictions and limit functionality of our services. Compliance with these requirements may also limit our ability to compete with other companies located in other jurisdictions that do not require mandatory local storage of personal data related to their customers and that may elect not to comply with such requirements in Russia.

Due to the nature of the services we offer, we may also be subject to data protection laws of other jurisdictions, especially laws regulating the cross-border transfer of personal data, which may require significant compliance efforts and could result in liability for violations in other jurisdictions. For example, the EU’s General Data Protection Regulation (“GDPR”) came into force in May 2018. As of the date of the prospectus, we have not yet completed our assessment of the extent of applicability of the GDPR to our operations. We have only modest operations in Luxembourg and therefore our exposure under the GDPR should be limited. However, if we fail to interpret all the requirements of the GDPR in accordance with the official interpretation, we may be held liable for noncompliance. The GDPR applies extraterritorially and imposes stringent requirements for controllers and processors of personal data. Such requirements include appropriate assessments of the risks relating to our personal data processing, appropriate technical and organizational measures to guard against security incidents, higher consent standards to process personal data, robust disclosures regarding the use of personal data, strengthened individual data rights, data breach requirements, limitations on data retention, strengthened requirements for special categories of personal data and pseudonymized (i.e., key-coded) data, and additional obligations for contracting with service providers that may process personal data. The GDPR further provides that EU member states may institute additional laws and regulations impacting the processing of personal data, including (i) special categories of personal data (e.g., racial or ethnic origin, political opinions, and religious or philosophical beliefs) and (ii) profiling of individuals and automated individual decision-making. Such additional laws and regulations could limit our ability to use and share personal or other data, thereby increasing our costs and harming our business and financial condition. Non-compliance with the GDPR (including any non-compliance by any acquired business) is subject to significant penalties and injunctions against the processing of personal data (including possible fines of up to the greater of 20 million euros and 4% of our global annual turnover for the preceding financial year for the most serious violations). In addition to the foregoing, a breach of the GDPR could result in regulatory investigations, reputational damage, orders to cease or change the way we are processing the personal data, enforcement notices, and/or assessment notices (for a compulsory audit).

Such data protection laws, rules and regulations are complex and their interpretation is rapidly evolving, making implementation and enforcement, and thus compliance requirements, ambiguous, uncertain and potentially inconsistent. There can be no guarantee that our current data protection practices will be deemed sufficient under applicable laws or remain sufficient due to new regulatory requirements or technological developments. Compliance with such laws may require changes to our data collection, use, transfer, disclosure and other processing and certain other related business practices and may thereby increase compliance costs. Additionally, any failure or perceived failure by us to comply with privacy and data protection policies, notices, laws, rules, orders and regulations could result in proceedings or actions against us by individuals, consumer rights groups, governmental entities or agencies or others. We could incur significant costs investigating and defending such claims and, if found liable, significant damages. Further, these proceedings and any subsequent adverse outcomes may subject us to significant penalties and negative publicity. If any of these events were to occur, our business could be significantly disrupted and our financial results could be materially adversely affected.

Adverse litigation judgments or settlements resulting from legal proceedings in which we may be involved could expose us to monetary damages or limit our ability to operate our business.

We have in the past been, are currently, and may in the future become involved in private actions, collective actions, investigations, and various other legal proceedings by consumers, employees, commercial partners, competitors or government agencies, among others. We are subject to litigation relating to various matters including taxes, antitrust, intellectual property infringement, privacy, unfair competition, safety practices, and employment and human resources practices. For example, we were recently involved in litigation relating to compliance with consumer protection legislation with Rospotrebnadzor, where Rospotrebnadzor of the Sverdlovsk region claimed that certain provisions in our agreements with customers allowing for direct debit of their bank accounts violate consumer protection laws by not allowing a customer to agree with our assessment of a direct debit in certain cases where a customer is required to pay a penalty or damages to us. The most recent decision by the Commercial (Arbitrazh) Court of the Sverdlovsk Region, which has not yet entered into force, confirmed the legitimacy of our approach. However, the decision has also resulted in the necessity of amending some of our other business processes. For example, as a result of the decision we will now be required to accept cash for our services as an alternative payment method, reduce repayment periods for erroneously debited amounts to customers from 30 days to 10 days and reduce certain possible contractual fines. This will require us to adapt the terms and conditions of agreements with customers. However, if the decision is appealed by Rospotrebnadzor and its appeal is successful, we could face further administrative fines or be obliged to further amend our agreements with customers in the Sverdlovsk region to reflect Rospotrebnadzor’s position, and we could be required to apply the same approach in all of our other operating regions. This could lead to a decrease in the collection of damages and service fees or significantly delay recovery of such amounts by us, which could have a material adverse effect on our business and results of operations.

While we believe we have complied with all laws and should not be required to pay any fees or suffer other legal consequence, the results of any such litigation, investigations, and legal proceedings are inherently unpredictable and expensive. After we become a publicly listed company with a higher profile and in the future through any expansion of our cross-border business, we may face additional exposure to claims and lawsuits inside and outside Russia. Any claims against us, whether meritorious or not, could be time consuming, costly and harmful to our reputation, and could require significant amounts of management time and corporate resources. If any of these legal proceedings were to be determined adversely to us, or we were to enter into a settlement arrangement, we could be exposed to monetary damages or be forced to change the way in which we operate our business, which could have a material adverse effect on our business, financial condition and operating results.

When possible we include arbitration provisions in our terms of service with commercial entities or in agreements. These provisions are intended to streamline the litigation process for all parties involved, as arbitration can in some cases be faster and less costly than litigating disputes in court. However, arbitration may become more costly for us, or the volume of arbitrations may increase and become burdensome. To minimize these risks, we have in the past and may in the future voluntarily limit our use of arbitration provisions, or we may be required to do so, in any legal or regulatory proceeding, either of which could increase our litigation costs and exposure in respect of such proceedings.

Competition laws may result in certain limitations being imposed on our activities, which may affect our business.

Russian Federal Law No. 135-FZ “On Protection of Competition,” dated July 26, 2006, as amended (the “Competition Law”), generally prohibits any concerted action, agreement or coordination of business activity that results or may result in, among other matters: (i) establishing or maintaining pricing plans, discounts, extra charges and/or margins; (ii) coordination of auctions and tenders; (iii) division of a market by territory, volume of sales or purchases, types of goods, customers or suppliers; (iv) reduction or termination of goods production; or (v) refusal to enter into contracts with certain buyers, such as customers. In addition, concerted actions are prohibited if they result or may result in restriction of competition by way of, among others: (i) imposing unfavorable contractual terms upon a counterparty or not related to the subject matter of agreement, (ii) establishing different prices for the same goods without economical, technological or other justification or (iii) creating barriers to entering or exiting a market.

Courts inconsistently interpret these concepts of concerted actions or coordination of business activity. As a result, there is significant uncertainty as to what actions may be viewed as violations of the Competition Law. In a number of cases, Russian courts found concerted actions where market participants acted in a similar way within the same period of time, although, arguably, there were legitimate economic reasons for such behavior, and the behavior was not aimed at restricting competition. While we are not aware of any allegation that we have violated the Competition Law, there is a risk that we may be found to have violated the law if our market behavior towards our customers or suppliers is viewed as being similar to the behavior of our competitors and perceived by the Russian Federal Antimonopoly Service (“FAS”) as restricting competition. Such broad interpretations of the Competition Law may result in the FAS imposing substantial limitations on our activities, may limit our operational flexibility and may result in civil, administrative or criminal liability.

The FAS, which has the power to investigate perceived violations of the Competition Law, has been reviewing the marketing, sales and supply strategies of major participants in the Russian retail industry in recent years and bringing charges against certain market participants alleging concerted actions in violation of the Competition Law. If our activities are found to have violated the Competition Law, we could be subject to penalties or ordered to change our business operations in a manner that increases costs or reduces revenue and profit margin. For example, to determine pricing for our car sharing service, we currently use smart algorithms that adjust prices charged to customers to account for the effects of supply and demand, resulting in an increase in prices charged during high-demand periods, such as during holidays or in harsh weather conditions. Given our substantial market share in the Russian car sharing market, if we were to be considered by the FAS to be holding a dominant market position, any pricing determined in such manner which significantly exceeds the cost of service or otherwise differs from pricing determined under normal market conditions could be recognized as violating anti-monopoly legislation. Additionally, we could be prohibited from entering into contracts with parties on unequal conditions or charged with refusing to enter into contracts without justification. Despite our best efforts to comply with the Competition Law, there can be no assurance that the FAS will not inspect our activities in the future and find us liable for breaches of the Competition Law. Should this happen, it could have a material adverse effect on our business and financial results.

Environmental laws and regulations and the costs of complying with them, or any liability or obligation imposed under them, could materially adversely affect our results of operations, financial condition, liquidity and cash flows.

We are subject to Russian environmental laws and regulations in connection with our operations, including with respect to the ownership and operation of tanks for the storage of petroleum products, such as gasoline, diesel fuel and motor and used oils. Compliance with existing or future environmental laws and regulations may require material expenditures by us or otherwise have a material adverse effect on our financial condition, results of operations, liquidity or cash flows.

Legislative and regulatory authorities in Russia have considered, and will likely continue to consider, numerous measures related to climate change and greenhouse gas emissions. Should rules establishing limitations on greenhouse gas emissions or rules imposing fees on entities deemed to be responsible for greenhouse gas emissions become effective, demand for our services could be affected, our vehicle and/or other costs could increase, and our business could be adversely affected.

Risks Relating to the Russian Federation

Investing in securities of issuers with assets in emerging markets, such as Russia, generally involves a higher degree of risk than investments in securities of issuers from more developed countries and carries risks that are not typically associated with investing in more mature markets.

Emerging markets such as Russia are subject to greater risks than more developed markets, including significant legal, economic, tax and political risks. Investors in emerging markets should be aware that these markets are subject to greater risk and should note that emerging economies such as the economies of Russia are subject to rapid change and that the information set out herein may become outdated relatively quickly.

Financial or economic crises, whether global or limited to a single large emerging market country, tend to adversely affect prices in equity markets of most or all emerging market countries, as investors move their money to more stable, developed markets. Over the past few years, the Russian equity markets have been highly volatile, principally due to the impact of the global economic slowdown resulting from various factors, including the European sovereign debt crisis, the slowdown in Chinese economic growth and the dramatic fall in oil prices, as well as deteriorating conditions of the Russian economy. As has happened in the past, financial problems such as significant ruble depreciation, capital outflows and a deterioration in other leading economic indicators or an increase in the perceived risks associated with investing in emerging economies due to, among other things, geopolitical disputes and imposition of certain trade and economic sanctions in connection therewith, could hinder foreign investment in Russia and adversely affect the Russian economy. In addition, during such times, businesses that operate in emerging markets can face severe liquidity constraints as funding sources are withdrawn. As we operate in emerging markets, we may be exposed to any one or a combination of these risks, and our business, financial condition and results of operations could be materially adversely affected.

Political risks could adversely affect the value of investments in Russia.

While the political situation in Russia has been relatively stable since 2000, future policy and regulation may be less predictable than in more stable markets. Any future political instability could result in a worsening overall economic situation, including capital flight and a slowdown of investment and business activity. In addition, any change in the Russian government or its programs or lack of consensus between the Russian president, the Russian government, the Russian Parliament and powerful political, social, religious, regional, economic or ethnic groups could lead to political instability and a deterioration in Russia’s investment climate that might limit our ability to obtain financing in the international capital markets, and our business, financial condition and results of operations could be materially adversely affected.

According to some commentators, politically motivated actions, including claims brought by the Russian authorities and state-owned companies against several major Russian companies, as well as cases of confiscation or renationalization of assets, have called into question the security and enforceability of property and contractual rights, progress of the free market and political reforms, the independence of the judiciary and the certainty of legislation. This has, in turn, resulted in significant fluctuations in the market price of Russian securities and has had a negative impact on foreign investments in the Russian economy, over and above the general market turmoil more recently. Any similar actions by the Russian authorities which result in a further negative effect on investor confidence in Russia’s business and legal environment could have a further material adverse effect on the Russian securities market and prices of Russian securities or securities issued or backed by Russian entities, including the ADSs. Russia is a federative state consisting of “subjects.” The Russian Constitution reserves some governmental powers for the Russian government, some for the subjects and some for areas of joint competence. In addition, eight “federal districts” (federal’nye okruga), which are overseen by a plenipotentiary representative of the Russian president, supplement the country’s federal system. The delineation of authority among and within the subjects is, in many instances, unclear and contested, particularly with respect to the division of tax revenues and authority over regulatory matters. Subjects have enacted conflicting laws in areas such as privatization, land ownership and licensing. For these reasons, the Russian political system is vulnerable to tension and conflict between federal, subject and local authorities. This tension creates uncertainties in the operating environment in Russia, which may prevent businesses from carrying out their strategy effectively.

In addition, ethnic, religious, historical and other divisions have on occasion given rise to tensions and, in certain cases, military conflict. Moreover, various acts of terrorism have been committed within Russia. The risks associated with these events or potential events could materially and adversely affect the investment environment and overall customer and entrepreneurial confidence in Russia, which could materially adversely affect our business, financial condition and results of operations.

Although no entity in the Company group is currently a sanctioned person, sanctions imposed by the United States, the European Union, the United Kingdom, and other states in relation to Russia may have a material adverse effect on the Company’s business, financial condition, results of operations and liquidity.

The United States, the European Union, the United Kingdom and certain other countries have imposed economic sanctions on certain Russian and Ukrainian persons and entities, as well as on the territory of Crimea and Sevastopol. In particular, the United States has imposed (i) sanctions that block the property of certain designated persons and entities, (ii) “sectoral sanctions” that prohibit certain types of transactions with specified companies operating in the Russian energy, financial and defense sectors and (iii) comprehensive sanctions that prohibit virtually all investments into, imports from, and exports to, the territory of Crimea and Sevastopol. Entities owned 50% or more (directly or indirectly), in the aggregate, by sanctioned persons or entities are also sanctioned. The United States has also imposed additional sanctions pursuant to a number of different pieces of legislation, including under the Chemical and Biological Weapons Control and Warfare Elimination Act of 1991. These resulting prohibitions and restrictions generally apply to nationals of the countries imposing such sanctions and to nationals of other countries to the extent they act within the jurisdiction of the country imposing the sanctions and may, particularly in the case of U.S. sanctions, have extraterritorial effect. Most of the Company’s entities are neither U.S. persons nor EU persons, and therefore are subject to these sanctions prohibitions and restrictions only to the extent their dealings are subject to U.S. or EU jurisdiction. However, the Company does include some entities incorporated within the European Union, and the United States takes a broad view of its jurisdiction. Accordingly, there can be no assurance that compliance issues under U.S. and/or EU sanctions laws and regulations will not arise with respect to the Group or its personnel.

The U.S. law also authorizes the imposition of so-called “secondary” sanctions which involve the imposition of a range of sanctions against non-U.S. entities engaging in, among other activities, targeted activities involving Russia, certain sectors of the Russian economy or sanctioned persons outside of U.S. jurisdiction. While the actual imposition of U.S. secondary sanctions requires affirmative action by the U.S. administration and is thus in practice discretionary, potential sanctions can be as severe as designation for blocking sanctions, which involves the complete blocking of all transactions and property of the blocked person or entity within U.S. jurisdiction, including U.S. dollar and securities clearing transactions.

No individual or entity within the Company, its subsidiaries or affiliates is currently designated under U.S. or EU sanctions. However, U.S. sanctions authorize designation of or, in some cases, the imposition of secondary sanctions on, any person that engages in sanctionable conduct or materially assists, sponsors or provides financial, material or technological support for, or goods or services to or in support of, sanctioned persons as well as persons engaged in targeted activities. In the ordinary course of business, the Company, like many major Russian company groups, may enter into contracts, have commercial relationships or otherwise engage in activities with persons and entities that are or may become subject to U.S. and EU sanctions, including, for example, Russian financial institutions subject to U.S. sectoral sanctions. Although the Company does not believe that such activities would result in the imposition of sanctions on the Company, it can give no assurance that it, any of its subsidiaries, individuals holding positions in the Company and its direct and indirect shareholders and controlling persons will not be affected by future sanctions designations or secondary sanctions.

If the Company becomes subject to U.S. or EU sanctions, such sanctions will likely have a material adverse impact on its business, access to international financial markets, results of operations, financial condition and prospects. Moreover, investors subject to the jurisdiction of an applicable sanctions regime may become restricted in their ability to hold, deal in, or receive dividends with respect to, the ADSs subject to this offering, which could make the ADSs partially or completely illiquid and have a material adverse effect on their market value.

The future scope and application of U.S., EU and U.K. sanctions in relation to Russia is impossible to predict and may be materially affected by international and domestic political developments. U.S. sanctions, for example, may be materially affected by the adoption of new legislation requiring the imposition of additional sanctions on Russia. Similarly, EU sanctions on Russia (which are time-limited and subject to periodic renewal) may continue to be extended and could also change in scope or application as a result of political developments.

Geopolitical conflict and uncertainty in neighboring and other countries may have material adverse effects on the Company’s business, financial condition, results of operations or prospects.

Over the past several years, Russia has been involved in conflicts, both economic and military, involving neighboring and more distant countries. On several occasions, this has resulted in the deterioration of Russia’s relations with other members of the international community, including the United States, the United

Kingdom and various countries in Europe. Many of these jurisdictions are home to financial institutions and corporations that are significant investors in Russia and whose investment strategies and decisions may be affected by such conflicts and by worsening relations between Russia and its immediate neighbors and other countries. Geopolitical conflict and uncertainty could have material adverse effects on the Company’s business, financial condition and results of operations.

Economic instability in Russia could adversely affect our business.

Since the dissolution of the Soviet Union in 1991, the economy of Russia has experienced periods of considerable instability and has been subject to abrupt downturns. From 2000 until the first half of 2008, Russia experienced rapid growth in its gross domestic product (“GDP”), higher tax collections and increased stability of the ruble, providing some degree of economic soundness. However, the Russian economy was adversely affected by the global economic crisis that began in the second half of 2008. While the international situation stabilized to a certain extent in the 2010s, the Russian economy began to experience a new slowdown in 2014 due to the introduction of sanctions against Russia and the decline of oil prices, which resulted in a decline in GDP of 2.0% in 2015. This led to a reduction in the disposable income of the general population, a crisis of bank liquidity and a significant depreciation of the Russian ruble against the U.S. dollar and euro.

As Russia produces and exports large quantities of crude oil, natural gas, metal products and other commodities, its economy is particularly vulnerable to fluctuations in the prices of commodities on the global market. In particular, the Brent crude oil price suffered a significant decrease during 2014 and 2015. The Brent crude oil price declined from $115.19 per barrel on June 19, 2014 to $36.80 per barrel on December 31, 2015. In recent years, the Brent crude oil price has continued to be volatile with $67.77 per barrel on December 31, 2019 and $51.22 per barrel on December 31, 2020, following a sharp fall to $19.64 per barrel on April 21, 2020, its lowest trading price in decades, mostly as a consequence of the steep decline in global petroleum demand in the first half of 2020 led by responses to the COVID-19 pandemic.

There is no assurance that a financial downturn or future economic downturn in Russia would not lead to decreased demand for our services and decreased revenue or negatively affect our liquidity and ability to finance our operations or would not otherwise materially adversely affect our business, financial condition and results of operations.

Inflation may increase our costs and exert downward pressure on our operating margins.

The Russian economy has generally been characterized by high rates of inflation in recent years. According to Rosstat, the consumer price index (end of period, year-over-year) in Russia stood at 4.3%, 3.0% and 4.9% in 2018, 2019 and 2020, respectively. Because substantially all of our operations are in Russia, our costs are sensitive to increases in prices in Russia. We may not be able to offset the increase in such costs with an increase in prices for our services. An increase in our costs as a result of high rates of inflation could adversely impact our operating margin, and materially adversely affect our business, financial condition and results of operations.

Social instability could increase support for renewed centralized authority, nationalism or violence and could materially adversely affect our operations.

A decrease in the price of oil, as well as increased unemployment rates, the inability of the government and many private enterprises to pay full salaries on a regular basis and the inability of salaries and benefits generally to keep pace with the rapidly increasing cost of living have led in the past, and could lead in the future, to labor and social unrest in the markets in which we operate. Labor and social unrest may have political, social and economic consequences, such as increased support for a renewal of centralized authority, increased nationalism, including restrictions on foreign involvement in the Russian economy, increased risk of damage to our fleet and decreased demand as a result of potential protests, unrest and increased violence. An occurrence of any of the foregoing events could restrict our operations and lead to the loss of revenue, and our business, financial condition and results of operations could be materially and adversely affected.

Crime and corruption could disrupt our ability to conduct our business and thus, materially adversely affect our operations.

The political and economic changes in recent years in Russia have resulted in significant changes in governmental authority. In addition, the local and international media and international organizations have reported significant levels of corruption, including the bribing of officials for the purpose of initiating investigations by government agencies. Media reports have also described instances in which government officials engaged in selective actions to further the commercial interests of certain government officials or certain companies or individuals. Additionally, some members of the media have published disparaging articles in return for payment. We are also exposed to the potential depredations of organized or other crime.

We are exposed to the risk of inadvertently violating anti-corruption laws, anti-money laundering laws and other similar laws and regulations.

We are exposed to the risk of inadvertently violating anti-corruption laws, anti-money laundering laws and other similar laws and regulations. We have policies and procedures designed to assist with compliance with applicable laws and regulations, and upon becoming a public company in the United States, we will be subject to the U.S. Foreign Corrupt Practices Act of 1977 (“FCPA”). The FCPA prohibits providing, offering, promising or authorizing, directly or indirectly, anything of value to government officials, political parties or political candidates for the purposes of obtaining or retaining business or securing any improper business advantage.

We maintain internal compliance policies and procedures, but we cannot provide any assurance that these policies and procedures will be strictly followed at all times and that they will effectively detect and prevent all violations of the applicable laws and every instance of fraud, money laundering, bribery and corruption. We also cannot provide any assurance that potential violations of our internal compliance procedures will be uncovered through our procedures or that violations of the applicable anti-bribery or money laundering laws, including the FCPA, will not occur. We have internal audit, security and other procedures in place, which are designed to prevent instances of fraud, money laundering, bribery and corruption. However, despite these controls and procedures, there can be no assurance that through these and other procedures we use we will timely and effectively catch any violations of our internal compliance procedures or any violations of laws, including those related to fraud, money laundering, bribery and corruption.

Moreover, we have updated our internal anti-money laundering and sanctions compliance policies only recently, and there can be no assurance that there were no violations prior to that or that our employees have sufficient experience to follow such policies properly. We are thus exposed to potential civil or criminal penalties or associated investigations under the relevant applicable laws which may, if not successfully avoided or defended, have an adverse impact on our business, prospects, financial condition or results of operations. Similarly, actual findings or mere allegations of such violations could negatively impact our reputation and limit our future business opportunities, which may cause our reputation, financial condition and results of operations to be materially and adversely affected.

Weaknesses relating to the legal system and legislation in Russia create an uncertain environment for investment and business activity, which could have a material adverse effect on our business and the value of the ADSs.

Russia is still developing the legal framework required to support the market economy. The following risks relating to this legal system create uncertainties with respect to the legal and business decisions that we make, many of which do not exist in countries with more developed market economies:

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inconsistencies between and among the constitution, federal and regional laws and subordinate legislation (presidential decrees and governmental, ministerial and local orders, decisions and resolutions) and other acts;

•	the limited judicial and administrative guidance on interpreting certain legislation as well as conflicting interpretations of supreme general jurisdiction and arbitrazh courts;

•	the novelty of certain aspects of legislation;

•	the possibility of undue influence on or manipulation of judges and the judicial system;

•	a high degree of discretion on the part of governmental authorities, which could result in arbitrary actions such as suspension or termination of our business or operations;

•	the possibility of rapid change in the current legislation, which could create ambiguities in interpretation and potential non-compliance; and

•	bankruptcy and liquidation procedures that can be subject to potential abuse.

In addition, legislation in Russia often contemplates implementing regulations that have not yet been promulgated, leaving substantial gaps in the regulatory infrastructure. Any of these weaknesses could affect our ability to enforce our rights under our contracts, permits and other authorizations, or to defend ourselves against claims by others. Moreover, it is possible that regulators, judicial authorities or third parties may challenge our internal procedures and bylaws, as well as our compliance with applicable laws, decrees and regulations.

Selective or arbitrary government action could have a material adverse effect on our business, financial condition or results of operations.

Governmental authorities in Russia have a high degree of discretion and, at times, act selectively or arbitrarily, without hearing or prior notice, and sometimes in a manner that is inconsistent with legislation or influenced by political or commercial considerations.

Selective or arbitrary governmental actions have reportedly included the denial or withdrawal of licenses, sudden and unexpected tax audits and claims, criminal prosecutions and civil actions. Federal and local government entities have also used ordinary defects in matters surrounding share issuances and registration as pretexts for court claims and other demands to invalidate such issuances and registrations or to void transactions. Moreover, the government also has the power in certain circumstances, by regulation or government acts, to interfere with the performance of operations of private companies.

In addition, the Russian tax authorities have brought tax evasion claims relating to Russian companies’ use of tax-optimization schemes, and press reports have speculated that these enforcement actions have been selective. Selective or arbitrary government action could be directed at us, and our business, financial condition and results of operations could be materially adversely affected.

Russian companies can be forced into liquidation on the basis of formal non-compliance with certain applicable legal requirements.

Certain provisions of Russian law may allow government authorities to seek a court order for the liquidation of a Russian legal entity on the basis of its formal non-compliance with certain requirements during formation, reorganization or operation. For example, under Russian corporate law, if the net assets of a Russian limited liability company calculated on the basis of Russian accounting standards are lower than its charter capital as at the end of its second or any subsequent financial year, the company must either decrease its charter capital or be placed in liquidation. If the company fails to comply with these requirements, governmental or local authorities can seek the involuntary liquidation of such company in court, and the company’s creditors will have the right to accelerate their claims or demand early performance of the company’s obligations as well as demand compensation of any damages.

For the year ended December 31, 2020, our Russian subsidiaries had negative net assets, which was primarily due to our intra-group funding cycle. The existence of negative assets may not accurately reflect the actual ability to pay debts as they fall due. Many Russian companies have negative net assets due to very low historical asset values reflected on their Russian accounting standards balance sheets; however, their solvency is not otherwise adversely affected by such negative net assets. Courts have, on rare occasions, ordered the involuntary liquidation of a company for having net assets less than the minimum charter capital required by law, even if the company had continued to fulfill its obligations and had net assets in excess of the minimum charter capital at the time of liquidation.

If involuntary liquidation were to occur in relation to our Russian subsidiaries, it could lead to significant negative consequences to our business and financial condition.

Shareholder liability under Russian corporate law could cause us to become liable for the obligations of our subsidiaries.

Russian law generally provides that shareholders in a Russian joint-stock company or participants in a limited liability company are not liable for that company’s obligations and risk only the loss of their investment. This may not be the case, however, when one legal entity is capable of determining decisions made by another entity. The legal entity capable of determining such decisions is called the effective parent entity (osnovnoye obshchestvo). The legal entity whose decisions are capable of being so determined is called the effective subsidiary entity (docherneye obshchestvo). The effective parent bears joint and several liability for transactions concluded by the effective subsidiary in carrying out business decisions if:

•	the effective parent gives binding directions to the effective subsidiary or provides consent to the relevant transactions entered into by the subsidiary; and

•	the right of the effective parent to give binding instructions is based on its share in the subsidiary’s capital, or is set out in a contract between such entities or stems from other circumstances.

In addition, under Russian law, an effective parent is secondarily liable for an effective subsidiary’s debts if an effective subsidiary becomes insolvent or bankrupt as a result of the action of an effective parent. In these instances, the other shareholders of the effective subsidiary may claim compensation for the effective subsidiary’s losses from the effective parent that causes the effective subsidiary to take action or fail to take action knowing that such action or failure to take action could result in losses. We could be found to be the effective parent of our subsidiaries, in which case we could become liable for their debts, and our business, financial condition and results of operations could be materially and adversely affected.

Risks Relating to Tax Matters

The Russian taxation system is relatively underdeveloped.

The Russian Government is continually reforming the tax system by redrafting parts of the Tax Code of the Russian Federation (the “Russian Tax Code”). Since January 1, 2009, the corporate profits tax rate has been 20%. From January 1, 2021, personal income tax from most types of income earned by individuals who are tax residents of Russia is levied at progressive scale of rates. In particular, annual income up to RUB 5 million is subject to tax at the rate of 13% and annual income of more than RUB 5 million at 15%. Since January 1, 2019, the general rate of VAT has been 20%.

Russian tax laws, regulations and court practice are subject to frequent change, varying interpretations and inconsistent and selective enforcement. In accordance with the Constitution of the Russian Federation, laws that introduce new taxes or worsen a taxpayer’s position cannot be applied retrospectively. Nonetheless, there have been several instances when such laws have been introduced and applied retrospectively.

The Russian government regularly reforms portions of the Russian Tax Code, resulting in frequent changes to both the text of existing tax laws and the dominant interpretation of such tax laws. As a result, there can be no assurance that the current tax rates will not be increased, that new taxes will not be introduced and that additional sources of revenue, income or profit will not be subject to new taxes, charges or similar fees in the future. There can also be no assurance that the Russian Tax Code will not be changed in the future in a manner adverse to the stability and predictability of the tax system. These conditions complicate tax forecasting and related business decisions. The consequent uncertainties could also expose us to significant fines and penalties and potentially severe enforcement measures despite our best efforts at compliance, and could result in a greater than expected tax burden. This, in turn, could have a material adverse effect on our business, results of operations, financial condition and prospects.

In October 2006, the Plenum of the Supreme Arbitrazh Court of the Russian Federation issued a resolution concerning judicial practice with respect to unjustified tax benefits. The resolution provides that where the true economic intent of business operations is inconsistent with the manner in which it has been taken into account for tax purposes, a tax benefit may be deemed to be unjustified. As a result, a tax benefit cannot be regarded as a separate business objective. On the other hand, the fact that the same economic result might have been obtained with a lesser tax benefit accruing to the taxpayer does not constitute grounds for declaring a tax benefit to be unjustified. Moreover, there are no rules and little case law applicable to distinguishing between lawful tax optimization and tax avoidance or evasion. The above Arbitrazh Court approach was to a certain extent further implemented in Article 54.1 of the Russian Tax Code and became effective on August 19, 2017.

Under these provisions, a taxpayer is not able to reduce the tax base and/or the amount of tax payable by misrepresenting information regarding economic events or the objects of taxation which are required to be disclosed in a taxpayer’s tax and/or accounting records or tax statements. As a result of these rules, it is possible that despite our best efforts to comply with Russian tax laws and regulations, certain transactions and our activities that have not been challenged in the past may be challenged in the future, resulting in a greater than expected tax burden, exposure to significant fines and penalties and potentially severe enforcement measures for us.

Recent developments show that the Russian tax authorities are scrutinizing various tax planning and mitigation techniques used by taxpayers, including international tax planning. In particular, Russia introduced “controlled foreign companies” rules, the concept of “tax residency for an organization” and the concept of “beneficial ownership,” and it is increasingly engaged in the international exchange of tax and financial information, including through country-by-country reporting standards and common reporting standards developed and approved by the Organization for Economic Co-operation and Development (the “OECD”).

In 2017, Russia signed the Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting (“MLI”) implementing a series of tax treaty measures to update international tax rules and lessen the opportunity for tax avoidance. While Russia ratified the MLI on October 1, 2019, it will only come into effect after special conditions reflected in article 35 of the MLI are met. In particular, both Russia and the relevant double tax treaty (“DTT”) partner country are required to exchange notices and deliver a notice to the OECD, affirming completion of national MLI adoption legislative procedures. Russia notified the OECD on the completion of internal procedures for the entry into effect of the provisions of the MLI on November 26, 2020. The MLI became enforceable in Russia on January 1, 2021.

In December 2020, the President of Russia executed federal laws amending DTTs with Cyprus and Luxembourg. Amendments introduced by the protocols with Cyprus entered into force on January 1, 2021. On December 28, 2020, the draft law amending the DTT with Malta was registered with the lower house of the Russian Parliament. It is expected that the amendments to the DTT with Malta and Luxembourg will enter into force on January 1, 2022.

In accordance with the final versions of the above protocols, the 5% withholding tax rate on dividends will remain only for certain categories of income recipients, such as insurance companies and pension funds, some listed public companies, and governmental authorities.

The Russian Ministry of Finance is working to renegotiate provisions of certain other DTTs. It is currently unclear whether any other tax treaties are planned to be revised by the Russian Ministry of Finance. Russia unilaterally terminated the DTT with the Netherlands and consequences of the denunciation should likely to take effect not earlier than January 1, 2022.

Furthermore, Russian tax legislation is consistently becoming more sophisticated. It is possible that new revenue-raising measures could be introduced. Although it is unclear how any new measures would operate, the introduction of such measures may affect the overall tax efficiency and may result in significant additional taxes becoming payable. No assurance can be given that no additional tax exposures will arise for us.

All the aforesaid evolving tax conditions create tax risks in Russia that are greater than the tax risks typically found in countries with more developed taxation, legislative and judicial systems. These tax risks impose additional burdens and costs on our operations, including our management resources.

There can be no assurance that we would not be required to make substantially larger tax payments in the future and that certain our transactions and activities that have not been challenged in the past will not be challenged in the future, resulting in a greater than expected tax burden. These risks and uncertainties complicate tax planning as well as related business decisions, and could possibly expose our subsidiaries to significant fines, penalties and enforcement measures, despite our best efforts at compliance, and could result in a greater than expected tax burden.

Changes to the DTT between Russia and Luxembourg could increase our tax burden by creating difficulties in obtaining lower rates of Russian withholding tax on dividends distributed from our Russian subsidiaries.

In 2020, the Russian President announced significant changes to Russian tax laws, and the Russian Government was directed to revise Russian DTTs which are often used for tax planning so as to increase withholding tax rates up to 15% for Russian-sourced dividend and interest income or, if negotiations are unsuccessful, to terminate the treaties. Consequently, on November 6, 2020, Luxembourg and Russia signed a protocol amending the existing Russia-Luxembourg DTT to increase the maximum withholding tax rates in relation to (i) dividends, from 5% to 15% and (ii) interest, from 0% to 15%. The new rates will come into force on January 1, 2022.

According to the amended Russia-Luxembourg DTT, the reduced 5% rate of withholding tax applicable to dividends and interests may nevertheless apply if the recipient company simultaneously (i) is the beneficial owner; (ii) has its shares listed on a registered stock exchange with at least 15% of its voting shares are in free float; and (iii) directly holds (during at least 365 days including the day of dividend payment) more than 15% of the capital stock of the Russian company paying dividends. Furthermore, interests derived from Russian listed bonds or from listed Euro-bonds issued by a Russian company and paid to a Luxembourg entity (being the beneficial owner of such income) may still be exempted from a withholding tax in Russia.

Any further amendments to the Russia-Luxembourg DTT or its renunciation by Russia may adversely affect the taxation of dividend distributions from our Russian subsidiaries and, consequently, our business and financial condition.

According to unofficial clarifications of the Russian Ministry of Finance (No 03-08-05/36927 and No 03-08-05/36932 dated May 14, 2021) a “registered stock exchange” for the purposes of the DTT between Cyprus and Russia is any registered stock exchange established and regulated as such by the laws of any of the contracting states. A similar approach could be applied to the DTT between Luxembourg and Russia. Thus, in case the ADSs are at any point in time de-listed from the NYSE, no assurance can be given that any DTT benefits provided by the DTT between Luxembourg and Russia could be applied, which may adversely affect the taxation of dividend distributions from us.

Further, the Russian Tax Code explicitly requires that in order to enjoy the benefits under an applicable DTT, the person claiming such benefits must be the beneficial owner of the relevant income. In addition to a tax residence certificate, the Russian Tax Code requires confirmation from the recipient of the income that it is the beneficial owner of the income. Russian tax law provides neither the form of such confirmation nor a list of documents that can demonstrate the beneficial owner status of the recipient with respect to the received income. In recent years, the Russian tax authorities started to challenge structures involving the payments outside of Russia, and in most cases, Russian courts tend to support the tax authorities’ position. Thus, there can be no assurance that treaty relief at source will be available in practice, should the income recipient be unable to document its beneficial ownership status to the satisfaction of Russian authorities.

Payment of dividends (if any) on the ADSs may be subject to Russian tax

Payment of dividends by the Company to a Holder (as defined in “Tax Considerations—Russian Tax Considerations”) that is an individual or a legal entity is generally subject to tax in the jurisdiction where such Holder is a tax resident (see “Tax Considerations—Russian Tax Considerations”).

Holders should consult their own tax advisers with respect to the tax consequences of the receipt of dividend income in respect of the ADSs.

Capital gains from the sale of ADSs may be subject to Russian income tax

The capital gain of a Non-Resident Holder—Legal Entity (as defined in “Tax Considerations—Russian Tax Considerations”) from the sale or other disposal of the ADSs should not be subject to Russian withholding tax provided that (i) the ADSs qualify as securities traded on an organized securities market as defined in the Russian Tax Code or (ii) not more than 50% of the asset base of the Company directly or indirectly consists of immovable property located in Russia. While the Company believes this to be the case, there is a risk that a Russian tax withholding agent may not have sufficient information with respect to the Company’s asset base composition and may therefore seek to apply a 20% Russian withholding tax rate (or such other tax rate as may be effective at the time of such sale or other disposal) to the amount of consideration paid to, or capital gain realized by, a Non-Resident Holder – Legal Entity that sells or otherwise disposes of the ADSs.

Where the proceeds from the sale or other disposal of the ADSs are treated as received from a source within Russia by a Non-Resident Holder – Individual (as defined in “Tax Considerations —Russian Tax Considerations ”), Russian personal income tax at the rate of 30% (or such other tax rate as is effective at the time of such sale or other disposal) will apply to the gross amount of proceeds from the sale or other proceeds from the disposition of the ADSs less any available deduction of expenses incurred by the ADS holder (which includes the purchase price of the ADSs) subject to any available DTT relief.

The imposition or possibility of imposition of the above tax liabilities in Russia, as applicable, could adversely affect the value of the ADSs. In addition, while some ADS holders might be eligible for an exemption from or a reduction in Russian withholding tax under an applicable DTT, there is no assurance that such exemption or reduction will be available in practice.

Our Russian entities are subject to tax audits by the Russian tax authorities, which may result in additional tax liabilities.

Generally, taxpayers are subject to tax audits for a period of three calendar years immediately preceding the year in which the decision to carry out a tax audit was taken. In certain circumstances, repeated tax audits (i.e., audits with respect to the same taxes and periods) are possible. Generally, depending on the nature of the tax offense, the statute of limitations for a tax offense is either three years after the date on which the offense was committed or three years from the date following the end of the tax period during which the offense was committed. Nevertheless, according to the Russian Tax Code and based on current judicial interpretation, there may be cases where the statute of limitations for tax offences may extend beyond three years.

Tax audits or inspections may result in additional costs to us, in particular if the relevant tax authorities conclude that we did not satisfy its tax obligations in any given year. Tax audits may also impose additional burdens on us by diverting the attention of the management away from our business and operations.

We may be exposed to taxation in Russia if we are treated as having a Russian permanent establishment or as being Russian tax residents.

The Russian Tax Code contains the concept of a “permanent establishment,” whereby foreign legal entities that maintain a permanent establishment in Russia, (i.e., that carry on regular entrepreneurial activities in Russia beyond preparatory and auxiliary activities) are subject to Russian profits tax. Russia’s DTTs with a variety of other countries also contain a similar concept.

If a foreign company is treated as having a permanent establishment in Russia, it would be subject to Russian taxation in a manner broadly similar to the taxation of a Russian legal entity, but only to the extent of the amount of the foreign company’s income that is attributable to the permanent establishment in Russia. However, the practical application of the concept of a permanent establishment under Russian domestic law is relatively underdeveloped and even foreign companies with limited operations in Russia, which would not normally satisfy the conditions for creating a permanent establishment under foreign or DTT rules, may be at risk of being treated as having a permanent establishment in Russia and hence being exposed to Russian taxation. Furthermore, the Russian Tax Code contains attribution rules that are not sufficiently developed, creating a risk that Russian tax authorities might seek to assess Russian tax on the global income of a foreign company. Having a permanent establishment in Russia may also lead to other adverse tax implications, including the loss of a reduced withholding tax rate on dividends under an applicable DTT, the application of VAT and the imposition of property tax obligations. There is also a risk that penalties could be imposed by Russian tax authorities for failure to register a permanent establishment with the Russian tax authorities. Any such taxes or penalties could have a material adverse effect on our business, financial condition and results of operations.

Starting from January 1, 2015, tax residency rules for legal entities have been introduced in the Russian Tax Code. Based on the new rules, the following categories of legal entities should be viewed as Russian tax residents:

(a) Russian companies;

(b) foreign companies recognized as tax residents of Russia in accordance with DTTs, for the purposes of application of the treaty; and

(c) foreign companies whose place of effective management is in Russia, unless provided otherwise by DTTs. Russia is recognized as a place of effective management of a company in the following cases:

i. its executive body conducts business in Russia on a regular basis, or

ii. its executive officers exercise the management of the company primarily from Russia (i.e., they are authorized to plan and control activities of the company, authorized to manage activities of the company and to be responsible for it).

If a foreign company is treated as a tax resident in Russia, it would be recognized as a taxpayer for Russian profits tax purposes.

Although the Company intends to conduct its affairs so that it is not treated as either having a permanent establishment or tax residence in Russia, no assurance can be given that it will not be treated either as having such permanent establishment in Russia or as being Russian tax resident for Russian tax purposes.

Russian transfer pricing rules may adversely affect the business of our Russian operations, financial condition and results of operations.

Certain transactions by the Company are subject to Russian transfer pricing rules. Russian transfer pricing legislation allows the Russian tax authorities to make transfer pricing adjustments and impose additional tax liabilities with respect to “controlled” transactions. The list of “controlled” transactions under the transfer pricing legislation includes transactions performed with related parties (excluding transactions between related parties that are located in Russia and apply the same corporate profits tax rate (i.e., 20%)) and certain types of cross-border transactions with unrelated parties. Legislation also shifts the burden of proving market prices from the Russian tax authorities to the taxpayer. Although Russian transfer pricing rules were modeled on the transfer pricing principles as developed by the OECD, there are some peculiarities as to how the OECD transfer pricing principles are reflected in the Russian rules. Special transfer pricing rules continue to apply to transactions with securities and derivatives.

Due to the uncertainties in the interpretation of the Russian transfer pricing legislation and undeveloped court practice, no assurance can be given that the Russian tax authorities will not challenge our transfer pricing transactions and/or require adjustments which could adversely affect our tax position. As a result, the Russian transfer pricing rules could have a material adverse effect on our business, results of operations, financial condition and prospects.

Russian thin capitalization rules and general interest deductibility rules allow for different interpretations, which may affect our business.

The Russian Tax Code provides for three main restrictions that limit the deductibility of expense for interest accruing on indebtedness: (i) that a loan is obtained, and indebtedness incurred, with proper economic reasoning (i.e., for a business purpose or justification); (ii) that the interest rate, if paid on controlled transactions, fits within certain interest rate ranges or “safe harbors,” unless third-party documentation is provided; and (iii) that the thin capitalization rules apply to “foreign controlled debt,” (i.e., indebtedness where a foreign direct or indirect shareholder or its affiliate act as a lender or a guarantor, and where a debtor’s debt-to-equity ratio exceeds 3:1, or 12.5:1 for banks and leasing companies). Interest on excess debt is non-deductible and treated as a dividend subject to withholding tax. The whole amount of non-deductible interest accrued on foreign controlled debt would be treated for tax purposes as a dividend if the balance-sheet equity or net asset value of the indebted taxpayer is negative. The statutorily defined scope of the foreign controlled debt was amended recently such that loans obtained from banks or Russian affiliates are, under certain conditions, excluded; at the same time, loans obtained from foreign affiliates are explicitly included unless they are directly linked to a listed bond issuance originating from the foreign affiliate itself.

Our Russian intragroup operations may be affected by requalification of interest into a dividend, including by our inability to deduct interest, based on Russian thin capitalization rules if at any time the respective indebtedness qualifies as foreign controlled debt, or by the inability to deduct interest based on other reasons. See “Tax Considerations —Russian Tax Considerations” for further discussion of important Russian tax considerations.

Risks Relating to the ADSs and the Offering

The price of the ADSs may be volatile, and you may lose all or part of your investment.

The initial public offering price for the ADSs sold in this offering will be determined by negotiation between us and representatives of the underwriters. This price may not reflect the market price of the ADSs following this offering and the price of the ADSs may decline. In addition, the market price of the ADSs could be highly volatile and may fluctuate substantially as a result of many factors, including:

•	macroeconomic and geopolitical developments, including those specific to technology and mobility businesses in Russia, as well as the impact of the COVID-19 pandemic;

•	actual or anticipated fluctuations in our results of operations;

•	variance in our financial performance from the expectations of market analysts;

•	announcements by us or our competitors of significant business developments, acquisitions or expansion plans, changes in service provider relations;

•	our involvement in litigation;

•	market conditions in our industry;

•	changes in key personnel;

•	changes in the estimation of the future size and growth rate of our markets;

•	our sale of ADSs or other securities in the future; and

•	the trading volume of the ADSs.

In addition, the stock markets have experienced extreme price and volume fluctuations. Broad market and industry factors may materially harm the market price of the ADSs, regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against that company. If we were involved in any similar litigation, we could incur substantial costs and our management’s attention and resources could be diverted.

There has been no prior public market for the ADSs, and an active trading market may not develop.

Prior to this offering, there has been no public market for the ADSs. An active trading market may not develop following the closing of this offering or, if developed, may not be sustained. The lack of an active market may impair your ability to sell the ADSs at the time you wish to sell them or at a price that you consider reasonable. An inactive market may also impair our ability to raise capital by selling ADSs.

If we do not meet the expectations of equity research analysts, if they do not publish research or reports about our business or if they issue unfavorable commentary or downgrade the ADSs, the price of the ADSs could decline.

The trading market for the ADSs will rely in part on the research and reports that equity research analysts publish about us and our business. The analysts’ estimates are based upon their own opinions and are often different from our estimates or expectations. If our results of operations are below the estimates or expectations of public market analysts and investors, the price of the ADSs could decline. Moreover, the price of the ADSs could decline if one or more securities analysts downgrade the ADSs or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business.

We are eligible to be treated as an emerging growth company, as defined in the Securities Act, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make the ADSs less attractive to investors because we may rely on these exemptions.

We are eligible to be treated as an emerging growth company, as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including presenting only limited selected financial data and not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act (“Section 404”). As a result, our shareholders may not have access to certain information that they may deem important. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including (i) if our total annual gross revenue exceeds $1.07 billion, (ii) if we issue more than $1 billion in non-convertible debt securities during any three-year period or (iii) if before that time we become a “large accelerated filer” under U.S. securities laws. We cannot predict if investors will find the ADSs less attractive because we may rely on these exemptions. If some investors find the ADSs less attractive as a result, there may be a less active trading market for the ADSs and our share price may be more volatile.

We will be a foreign private issuer and, as a result, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

Upon the closing of this offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act and although we are subject to Luxembourg laws and regulations with regard to such matters, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (ii) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year and U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD, which is intended to prevent issuers from making selective disclosures of material information. As a result of all of the above, you may not have the same protections afforded to shareholders of a company that is not a foreign private issuer.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and, therefore, we are not required to comply with some of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2022. In the future, we would lose our foreign private issuer status if (i) more than 50% of our outstanding voting securities are owned by U.S. residents and (ii) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the NYSE. As a U.S. listed public company that is not a foreign private issuer, we would incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

As we are a foreign private issuer and “controlled company” and intend to follow certain home country corporate governance practices, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all NYSE corporate governance requirements.

As a foreign private issuer, we have the option to follow certain home country corporate governance practices rather than those of the NYSE, provided that we disclose the requirements we are not following and describe the home country practices we are following. We intend to rely on this “foreign private issuer exemption” with respect to (i) the NYSE rules for shareholder meeting quorums, (ii) the NYSE rules requiring shareholder approval and (iii) the NYSE rules requiring listed companies to have a majority of independent board members and that the compensation and nominating and governance committees consist entirely of independent directors. We may in the future elect to follow home country practices with regard to other matters. As a result, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all NYSE corporate governance requirements.

In the event we no longer qualify as a foreign private issuer, we intend to rely on the “controlled company” exemption under the NYSE corporate governance rules. A “controlled company” under the NYSE corporate governance rules is a company of which more than 50% of the voting power is held by an individual, group or another company. Following this offering, Mikro Kapital Group will continue to control a majority of the voting power of our outstanding ordinary shares, making us a “controlled company” within the meaning of the NYSE corporate governance rules. As a controlled company, we would be eligible to, and, in the event we no longer qualify as a foreign private issuer, we intend to, elect not to comply with certain of the NYSE corporate governance rules, including the requirement that a majority of directors on our board of directors be independent and the requirement that our nominating and corporate governance committee and compensation committee consist entirely of independent directors.

Accordingly, our shareholders will not have the same protection afforded to shareholders of companies that are subject to all of the NYSE corporate governance standards, and the ability of our independent directors to influence our business policies and affairs may be reduced.

The market price of the ADSs could be negatively affected by future sales of the ADSs.

After this offering, we will have                 ordinary shares and                ADSs outstanding. Sales by us or our shareholders of a substantial number of ordinary shares or ADSs in the public market following this offering, or the perception that these sales might occur, could cause the market price of the ADSs to decline or could impair our ability to raise capital through a future sale of, or pay for acquisitions using, our equity securities. Of our issued and outstanding shares, all the ADSs sold in this offering will be freely transferable, except for any shares acquired by our “affiliates,” as that term is defined in Rule 144 under the Securities Act.

We, our board members, executive officers and holders of substantially all of our outstanding shares have agreed, subject to limited exceptions, not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the ADSs, ordinary shares or such other securities for a period of days after the date of this prospectus, subject to certain exceptions, without the prior written consent of BofA Securities, Inc., Citigroup Global Markets Inc. and VTB Capital plc as representatives of the underwriters. See “Underwriting” for further information on these restrictions.

You will experience immediate and substantial dilution in the net tangible book value of the ADSs you purchase in this offering.

The initial public offering price of the ADSs substantially exceeds the net tangible book value per share of the ADSs immediately after this offering. Therefore, if you purchase the ADSs in this offering, you will suffer, as of                , 2021, immediate dilution of $                per ADS (or $                per ADS if the underwriters exercise in full their option to purchase additional ADSs) in pro forma net tangible book value after giving effect to the automatic conversion of the 12 million convertible preferred shares held by Nevsky Property into ordinary shares on a one-to-one basis immediately prior to the completion of this offering, and the sale of                  ADSs in this offering at an assumed initial public offering price of $                per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus. If outstanding options to purchase the ADSs are exercised in the future, you will experience additional dilution. See “Dilution” for additional information.

We have broad discretion over the use of proceeds we receive in this offering and may not apply the proceeds in ways that increase the value of your investment.

Our management will have broad discretion in the application of the net proceeds from this offering and, as a result, you will have to rely upon the judgment of our management with respect to the use of these proceeds. Our management may spend a portion or all of the net proceeds in ways that not all shareholders approve of or that may not yield a favorable return. The failure by our management to apply these funds effectively could have an adverse effect on our business, financial condition and results of operations.

We do not expect to pay any dividends in the foreseeable future.

We have not paid any dividends during the years ended December 31, 2019 and 2020 and we do not anticipate paying any dividends in the foreseeable future. We currently intend to retain future earnings, if any, to finance operations and expand our business. Consequently, investors who purchase ADSs in this offering may be unable to realize a gain on their investment except by selling those ADSs after price appreciation, which may never occur.

To the extent that we decide to pay dividends in the future, any dividends or other distributions paid by us on the ordinary shares represented by ADSs will be subject to a Luxembourg withholding tax at a rate of 15.0%, unless an exemption or reduction in rate applies. The withholding tax must be withheld from the gross distribution and paid to the Luxembourg tax authorities. Under certain circumstances, it may be possible for us to make distributions as share capital reductions or share premium reimbursements, which would not be subject to withholding tax, but there are no assurances that we will be able to make such distributions in the future.

Our board of directors can decide to pay interim dividends in accordance with the provisions contained in the articles of association, and the general meeting of the shareholders can resolve on whether to pay annual dividends also in accordance with the articles of association. If our board of directors/general meeting of shareholders decides to pay interim/annual dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our board of directors/general meeting of shareholders may deem relevant. Luxembourg law imposes restrictions on our ability to declare and pay dividends. See “Dividend Policy” and “Description of Share Capital and Articles of Association” for additional information.

You may not receive distributions on the ordinary shares represented by your ADSs or any value for them if it is illegal or impractical to make them available to holders of ADSs.

The depositary has agreed to pay to you the cash dividends or other distributions it receives on our ordinary shares after deducting its fees and expenses. You will receive these distributions in proportion to the number of our ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. We have no obligation to take any other action to permit the distribution to any holders of the ADSs or ordinary shares. This means that you may not receive the distributions we make on our ordinary shares or any value from them if it is illegal or impractical for us to make them available to you. These restrictions may have a material adverse effect on the value of your ADSs.

You may not be able to exercise your right to vote the ordinary shares underlying your ADSs.

Holders of ADSs may exercise voting rights with respect to the ordinary shares represented by the ADSs only in accordance with the provisions of the deposit agreement. The deposit agreement provides that, upon receipt of notice of any meeting of holders of our ordinary shares, including any general meeting of our shareholders, the depositary will, as soon as practicable thereafter, fix a record date for the determination of ADS holders who shall be entitled to give instructions for the exercise of voting rights. Upon timely receipt of notice from us, if we so request, the depositary shall distribute to the holders as of the record date (i) the notice of the meeting or solicitation of consent or proxy sent by us, (ii) a statement that such holder will be entitled to give the depositary instructions and (iii) a statement as to the manner in which instructions may be given by the holders.

You may instruct the depositary to vote the ordinary shares underlying your ADSs. Otherwise, you will not be able to exercise your right to vote unless you withdraw our ordinary shares underlying the ADSs you hold. However, you may not know about the meeting far enough in advance to withdraw those ordinary shares. The depositary, upon timely notice from us, if we so request, will notify you of the upcoming vote and arrange to deliver voting materials to you. We cannot guarantee that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the ordinary shares underlying your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote, and there may be nothing you can do if the ordinary shares underlying your ADSs are not voted as you requested.

Shareholders and ADS holders may not be able to exercise preemptive rights and, as a result, may experience substantial dilution upon future issuances of ordinary shares.

Under Luxembourg law, in the event of an issuance of ordinary shares, subject to certain exceptions, each shareholder will have a pro rata preferential subscription right in proportion to the aggregate nominal value of the ordinary shares held by such holder to the extent a capital increase would be done by way of contribution in cash or the issuance of shares by compensation of existing debt. In addition, the articles of association may grant such rights to shareholders in case of an in-kind contribution. These preferential subscription rights may be restricted or excluded by a resolution of the general meeting or by the board of directors, to the extent it has been authorized to restrict preemptive rights under an authorized capital system in the articles of association. This could cause existing shareholders and ADS holders to experience substantial dilution of their interest in us. If preferential subscription rights are available to shareholders, the depositary may make those rights available to

ADS holders, but only if we so request. In the United States, we may be required to file a registration statement under the Securities Act to implement preemptive rights. We can give no assurances that an exemption from the registration requirements of the Securities Act would be available to enable U.S. holders of ordinary shares to exercise such preemptive rights and, if such exemption is available, we may not take the steps necessary to enable U.S. holders of ordinary shares to rely on it. Accordingly, you may not be able to exercise preemptive rights on future issuances of ordinary shares, and, as a result, your percentage ownership interest in us would be diluted. Furthermore, rights offerings are difficult to implement effectively under the current U.S. securities laws, and our ability to raise capital in the future may be compromised if we need to do so through a rights offering in the United States.

You may be subject to limitations on the transfer of your ADSs.

The ADSs, which may be evidenced by ADRs, are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may refuse to deliver, transfer or register transfers of the ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary think it is advisable to do so because of any requirement of law, government or governmental body, or under any provision of the deposit agreement, or for any other reason.

If we fail to implement and maintain an effective internal control over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud and investor confidence in our company and the market price of the ADSs may decline.

After the completion of this offering, as a public company, we will be subject to the Sarbanes-Oxley Act. Section 404(a) of the Sarbanes-Oxley Act requires that, starting with our annual report for the fiscal year ending December 31, 2022, management evaluate and determine the effectiveness of our internal control over financial reporting, report any material weaknesses in such internal controls and provide a management report on internal control over financial reporting. Although Section 404(b) of the Sarbanes-Oxley Act requires our Independent Registered Public Accounting Firm to issue an annual report that addresses the effectiveness of our internal control over financial reporting, we have opted to rely on the exemptions provided in the JOBS Act and, consequently, will not be required to comply with SEC rules that implement Section 404(b) until such time as we are no longer an “emerging growth company.” We could be an emerging growth company for up to five years. See “Prospectus Summary—Implications of Being an Emerging Growth Company and a Foreign Private Issuer.”

Furthermore, after the date we are no longer an emerging growth company, our Independent Registered Public Accounting Firm will only be required to attest to the effectiveness of our internal control over financial reporting depending on our market capitalization. Even if our management concludes that our internal controls over financial reporting are effective, our Independent Registered Public Accounting Firm may still decline to attest to our management’s assessment or may issue a report that is qualified if it is not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, in connection with the implementation of the necessary procedures and practices related to internal control over financial reporting, we may identify deficiencies that we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. Failure to comply with Section 404 could subject us to regulatory scrutiny and sanctions, impair our ability to raise capital, cause investors to lose confidence in the accuracy and completeness of our financial reports and negatively affect the price of the ADSs.

Under the current rules of the SEC, starting with our annual report for the fiscal year ending December 31, 2022, we will be required to perform system and process evaluation and testing of our internal controls over financial reporting to allow management to assess the effectiveness of our internal controls. To achieve compliance with Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. We currently have limited accounting personnel, and we have begun the process of evaluating our accounting personnel staffing level and other matters related to our internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404. Further, our testing may reveal deficiencies in our internal controls that are deemed to be material weaknesses and render our internal controls over financial reporting ineffective or may reveal significant deficiencies. If we fail to maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which could cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a negative impact on the trading price of the ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from NYSE, regulatory investigations and civil or criminal sanctions.

We have identified significant deficiencies in our internal control over financial reporting. These significant deficiencies in our internal control over financial reporting, if not remediated, could adversely affect the accuracy and timing of our financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports, and the market price of the ADSs may be materially and adversely affected.

Prior to this offering, we have experienced rapid growth as a private company such that our limited personnel in IT, accounting and other relevant departments may not have developed sufficiently advanced IT systems or other internal controls according to existing SEC guidance. Although we are not yet subject to the certification or attestation requirements of Section 404, in the course of preparing our financial statements for the years ended December 31, 2020 and 2019 in preparation for this offering, we identified significant deficiencies in our internal control over financial reporting. SEC guidance defines a significant deficiency as a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the registrant’s financial reporting.

Because, as a private company, we were not yet subject to certification or attestation requirements of Section 404, we only conducted limited testing of our internal controls for the years ended December 31, 2020 and 2019. In our limited testing of our internal controls performed in preparation for this offering, we identified significant deficiencies related to financial reporting, specifically (i) the design, implementation and maintenance of an effective control environment with appropriate functions and bodies (including an audit committee or equivalent body at the board level and internal audit function) as we did not have such corporate governance structure while operating as a private company in the years ended December 31, 2020 and 2019; (ii) the number of accounting personnel required for the review of accounting schedules and financial statements in order to adequately meet the reporting and compliance requirements as an SEC registrant; (iii) the sufficiency and effectiveness of controls over related party transactions and transactions involving manual inputs; and (iv) the sufficiency and effectiveness of controls over significant accounting estimates. In addition, we identified significant deficiencies related to general information technology controls, specifically: (v) insufficient controls over user access rights and segregation of duties within our information systems; and (vi) insufficient controls over service organizations.

Moreover, taking into account the maturity of our business process controls, information technology general controls and other internal controls, we can provide no assurance that we will not in the future identify other significant deficiencies or material weaknesses related to controls over financial reporting as of and for the years ended December 31, 2020 and 2019 and for any future periods.

To address the significant deficiencies related to financial reporting described above, in 2021 we developed and have begun a remediation plan that includes the following activities: (i) engaging a Big Four advisory/accounting firm (the “Accounting Advisor”) to assist us in designing and implementing improved internal processes and controls for our major business processes and financial reporting processes, as well as enhancing our governance policies and procedures; (ii) hiring additional accounting and finance personnel with expertise in preparation of financial statements in accordance with IFRS and, in addition, to support proper segregation of duties during preparation and review of combined and consolidated financial statements and disclosures; (iii) hiring additional personnel dedicated to carrying out regular independent monitoring of information technology general controls; (iv) establishing an access policy for our information systems; (v) improving controls over access rights management, including reviews of current access rights, user roles and access management procedures; and (vi) moving our financially critical services to the private cloud of another service organization and implementing periodic control procedures over administrative access, backup or/and other settings/information which will remain on the service organizations’ side.

We will not be able to fully remediate these significant deficiencies until these steps have been completed and have been operating effectively for a sufficient period of time. There can be no assurance that we will be successful in pursuing these measures, or that these measures will significantly improve or remediate the significant deficiencies described above.

We cannot assure you that the measures we have taken to date, and actions we may take in the future, will be sufficient to remediate the control deficiencies that led to significant deficiencies in our internal control over financial reporting or that they will prevent or avoid future significant deficiencies or material weaknesses. Our current controls and any new controls that we develop may become inadequate because of changes to conditions in our business. If we fail to remediate the significant deficiencies or to meet the demands that will be placed upon us as a public company, including the requirements of the Sarbanes-Oxley Act, we may be unable to accurately report our financial results or report them within the timeframes required by law, our combined and consolidated financial statements may be restated, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of the ADSs could be materially and adversely affected, the ADSs may be suspended or delisted from the NYSE and our reputation, results of operations and financial condition may be adversely affected. Failure to comply with Section 404 could also potentially subject us to sanctions or investigations by the SEC or other regulatory authorities.

The requirements of being a public company may strain our resources and divert management time, which could make it difficult to manage our business.

As a public company with ADSs traded on an exchange located in the United States, we will become subject to a broader scope of laws, regulations and standards, including the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act, the listing requirements of the NYSE and other applicable securities rules and regulations and, therefore, potentially subject to a broader scope of fines and penalties under U.S. securities laws. Compliance with these rules and regulations will increase our legal, financial and other compliance costs and increase the demands on our legal, compliance and financial reporting personnel as well as our systems and other resources, particularly after we are no longer an emerging growth company. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage. In addition, changing laws, regulations and standards relating to corporate governance and public disclosure create uncertainty for public companies, increase legal and financial compliance costs and make some activities more time-consuming.

We are evaluating these rules and regulations and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

The Exchange Act requires that we file annual and current reports with respect to our business, financial condition and results of operations. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal controls and procedures over our financial reporting. Furthermore, establishing the corporate infrastructure demanded of a public company may divert our management’s time and attention from implementing our growth strategy, which could prevent us from improving our business, financial condition and results of operations. We have made, and will continue to make, changes to our internal controls and procedures over our financial reporting and accounting systems to meet our reporting obligations as a public company. However, we have previously relied on experts and the measures we take may not be sufficient to satisfy our obligations as a public company. These additional obligations could have a material adverse effect on our business, financial condition, results of operations and cash flow.

Provisions of our amended and restated articles of association or Luxembourg corporate law might deter acquisition bids for us that might be considered favorable and prevent, delay or frustrate any attempt to replace or remove the members of our board.

Under Luxembourg law, certain limited protective measures are possible and permissible within the boundaries set by Luxembourg law and Luxembourg case law. Our governance arrangements include several provisions that may have the effect of making a takeover of our company more difficult or less attractive. In addition, certain provisions of our amended and restated articles of association may make it more difficult for a third party to acquire control of us or effect a change in our board. These provisions include the use of a fairly high authorized share capital with the authorization to the board of directors to suppress preferential subscription rights so that shares could be issued in its sole discretion to a third party which is not already a shareholder. They also include increasing the quorum and consent requirements for the replacement of members of the board of directors.

The rights of shareholders in companies subject to Luxembourg corporate law differ in material respects from the rights of shareholders of corporations incorporated in the United States.

Our corporate affairs are governed by our articles of association and by the laws governing public limited liability companies (société anonyme) organized under the laws of Luxembourg, as well as such other applicable local laws, rules and regulations. The Company has decided not to submit itself on a voluntary basis to the law of May 24, 2011 on the exercise of certain rights of shareholders at general meetings of listed companies (the “Law on General Meetings”), transposing into Luxembourg law the provisions of Directive 2007/36/EC of the European Parliament and of the Council of July 11, 2007 on the exercise of certain rights of shareholders in listed companies, which is mandatory for Luxembourg companies whose shares are listed on regulated markets within the European Union. The Law on General Meetings reserves certain rights to shareholders of a company that we, by not submitting to the law voluntarily, can instead assign to our board of directors. The rights of our shareholders and the responsibilities of our directors and officers under Luxembourg law are different from those applicable to a company incorporated in the United States. A Luxembourg public limited liability company is managed by a board of directors (conseil d’administration), which has the authority to take any decisions on behalf of the company that are not reserved by Luxembourg corporate law and/or the articles of association of such company to a shareholder vote. Such matters that are subject to the approval of a company’s shareholders under Luxembourg corporate law include:

(i)	amending the articles of association of the company;
(ii)	appointing and removing the directors of the company;
(iii)	appointing the auditor of the company;
(iv)	approving the annual accounts and allocation of the annual results; and
(v)	approving mergers/demergers/migrations of the company.

The current version of the articles of association of the Company do not contain any additional matters reserved to the shareholders.

There may be less publicly available information about us than is regularly published by or about U.S. domestic issuers. Also, Luxembourg regulations governing the securities of Luxembourg companies may not be as extensive as those in effect in the United States, and Luxembourg law and regulations in respect of corporate governance matters may not be as protective of non-controlling shareholders as corporation laws in the United States. Therefore, you may have more difficulty protecting your interests in connection with actions taken by us, our directors and executive officers or our principal shareholders than you would as a shareholder of a corporation incorporated in the United States.

Luxembourg insolvency laws may offer our shareholders less protection than they would have under U.S.

insolvency laws.

As a company organized under the laws of Luxembourg and with its registered office in Luxembourg, we are subject to Luxembourg insolvency laws in the event any insolvency proceedings are initiated against us, including Regulation (EU) 2015/848 of the European Parliament and of the Council of May 20, 2015 on insolvency proceedings, which forms part of Luxembourg law (the “EU Recast Insolvency Regulation”). The EU Recast Insolvency Regulation imposes conflict of law rules for insolvency proceedings concerning debtors based in the European Union with operations/assets in more than one member state, giving particular prominence to insolvency proceedings commenced in the member state in which a debtor has its center of main interests.

Should courts in another European country determine that the insolvency laws of that country apply to us in accordance with and subject to such EU regulations, the courts in that country could have jurisdiction over the insolvency proceedings initiated against us. Insolvency laws in Luxembourg or the relevant other European country, if any, may offer our shareholders less protection than they would have under U.S. insolvency laws and make it more difficult for them to retain or recover the same amount of value they may be able to realize in a bankruptcy proceeding brought under U.S. insolvency law. Pertinent differences between the Luxembourg insolvency procedure (faillite) and the U.S. insolvency laws (in particular Chapter 11 of the U.S. Bankruptcy Code (“Chapter 11”)), are, for example, that the conditions for adjudicating a company bankrupt in Luxembourg are explicitly established by Luxembourg law. The company must have ceased paying its creditors and must have lost its creditworthiness (i.e., it cannot obtain new financing), whereas Chapter 11 has no such mandatory requirements to commence a case. Furthermore, the aim of the Luxembourg bankruptcy procedure (faillite) is to realize the assets of the bankrupt company for the purpose of settling the company’s liabilities (to the maximum extent possible) — it is not possible for a bankrupt company in Luxembourg to emerge from bankruptcy by adopting a plan of reorganization that is approved by creditors and the court. In addition, while under Luxembourg law there is an automatic stay for individual proceedings of creditors against the bankrupt company, such automatic stay is not applicable to secured creditors holding security over moveable or immoveable assets because such pledged assets are not part of the bankruptcy estate. Thus, unlike under Chapter 11, a secured creditor benefitting from a pledge is not limited in its ability to enforce the security over the pledged assets regardless of the bankruptcy adjudication of the company. Differences in the legal regimes may mean that a Luxembourg bankruptcy procedure (faillite) may provide less flexibility regarding shareholder protection compared to a reorganization under Chapter 11.

ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our ordinary shares provides that, to the fullest extent permitted by law, ADS holders, including purchasers in secondary transactions, waive the right to a jury trial for any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

If we or the depositary were to oppose a jury trial based on this waiver, the court would have to determine whether the waiver was enforceable based on the facts and circumstances of the case in accordance with applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, or by a federal or state court in the City of New York, which has non-exclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this would be the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before investing in the ADSs.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us or the depositary. If a lawsuit is brought against us or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have, including outcomes that could be less favorable to the plaintiff(s) in any such action.

Nevertheless, if this jury trial waiver is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or the ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

Holders and beneficial owners of ADSs cannot recover losses from us or the depositary if we or the depositary fail to meet our respective obligations under the deposit agreement unless we or the depositary are negligent or act in bad faith, or if the losses are caused by things for which we and the depositary are specifically exonerated.

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. Under the deposit agreement, we and the depositary (i) are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith, and the depositary will not be a fiduciary or have any fiduciary duty to holders of ADSs; (ii) are not liable if we are or it is prevented or delayed by law or by events or circumstances beyond our or its ability to prevent or counteract with reasonable care or effort from performing our or its obligations under the deposit agreement; (iii) are not liable if we or it exercises discretion permitted under the deposit agreement; (iv) are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement; (v) have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person; (vi) may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person; and (vii) are not liable for the acts or omissions of any securities depository, clearing agency or settlement system. In addition, the depositary has no duty to make any determination or provide any information as to our tax status, or any liability for any tax consequences that may be incurred by ADS holders as a result of owning or holding ADSs or be liable for the inability or failure of an ADS holder to obtain the benefit of a foreign tax credit, reduced rate of withholding or refund of amounts withheld in respect of tax or any other tax benefit.

We cannot assure you that it would be possible to effect service of process upon us within the United States or other jurisdictions outside Luxembourg, or to enforce against us or our officers and directors judgments obtained in the United States or other jurisdictions outside Luxembourg.

As we are a Luxembourg public limited liability company (société anonyme), it may be difficult for you to obtain or enforce judgments against us or our directors and executive officers in the United States. We are organized under the laws of Luxembourg. Most of our assets are located outside the United States. Furthermore, most of our directors and executive officers reside outside the United States and most of their assets are located outside the United States. Investors may find it difficult to effect service of process within the United States upon us or these persons or to enforce outside the United States judgments obtained against us or these persons in U.S. courts, including judgments in actions predicated upon the civil liability provisions of the U.S. federal securities laws. Likewise, it may also be difficult for an investor to enforce in U.S. courts judgments obtained against us or these persons in courts located in jurisdictions outside the United States, including actions predicated upon the civil liability provisions of the U.S. federal securities laws. It may also be difficult for an investor to bring an original action in a Luxembourg court predicated upon the civil liability provisions of the U.S. federal securities laws against us or these persons.

Further, Luxembourg law only recognizes a shareholder’s right to bring a derivative action on behalf of a public limited liability company (société anonyme) in very limited circumstances. For example, an individual shareholder holding at least 10% of voting rights can bring legal action on behalf of the company against its management for misconduct and breach of Luxembourg law and the company’s articles of association. As there is no treaty in force on the reciprocal recognition and enforcement of judgments in civil and commercial matters between the United States and Luxembourg, courts in Luxembourg will not automatically recognize and enforce a final judgment rendered by a U.S. court, including judgments under the U.S. federal securities laws. The enforceability in Luxembourg courts of judgments entered by U.S. courts will depend upon the conditions set forth in the Luxembourg procedural code (i.e., section 678 of the Luxembourg New Code of Civil Procedure).

The United States and Russia currently do not have a treaty providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. Consequently, a final judgment for payment or declaratory judgments given by a court in the United States, whether or not predicated solely upon U.S. federal securities laws, would not automatically be recognized or enforceable in Russia.

Based on the lack of a treaty as described above, U.S. investors may not be able to enforce against us, our directors and executive officers or certain experts named herein who are residents of or possessing assets in Russia, or other countries other than the United States any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities laws.

A listing on MOEX could impose additional administrative burdens on us and decrease the liquidity of trading in the ADSs on the NYSE.

On                , we obtained the approval of MOEX in relation to the listing and admission of the ADSs to trading on MOEX under the symbol “                .” The ADSs may not start trading on MOEX earlier than the time at which the ADSs start trading on the NYSE. No assurance can be given that we will be able to maintain such listing. Any such listing may impose additional administrative burdens on us and may result in a reduction of the liquidity of trading in the ADSs on the NYSE.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains estimates and forward-looking statements, principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Dividend Policy,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These statements appear in a number of places in this prospectus and include statements regarding our intent, belief or current expectations, and those of our officers and employees, with respect to, among other things: (i) our future financial or operating performance; (ii) our growth strategy; (iii) future trends that may affect our business and results of operations; (iv) the impact of competition and applicable laws and regulations on our results; (v) planned capital investments; and (vi) our financial liquidity. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results and developments may be substantially different from the expectations described in the forward-looking statements for a number of reasons, many of which are not under our control, among them the activities of our competition, the future global economic situation, weather conditions, relevant market conditions, exchange rates, and operational and financial risks. The unexpected occurrence of one or more of the above-mentioned events may significantly change the results of our operations on which we have based our estimates and forward-looking statements.

The words “believe,” “will,” “may,” “may have,” “would,” “estimate,” “continues,” “anticipates,” “intends,” “plans,” “expects,” “budget,” “scheduled,” “forecasts” and similar words are intended to identify estimates and forward-looking statements. Estimates and forward-looking statements refer only to the date when they were made, and we and the underwriters do not undertake any obligation to update or revise any estimate or forward-looking statement due to new information, future events or otherwise, except as required by law. Estimates and forward-looking statements involve risks and uncertainties and do not guarantee future performance, as actual results or developments may be substantially different from the expectations described in the forward-looking statements.

Our estimates and forward-looking statements may be influenced by factors including, among others:

•	the continuing impact of the COVID-19 pandemic on demand for our services and the effects of regulations of car sharing enacted to mitigate the pandemic;

•	significant competition in our markets;

•	any ability to effectively manage our growth;

•	our lack of historical profitability and risks in achieving profitability in the future;

•	our ability to effectively manage our technology platform;

•	our ability to maintain and enhance our brand;

•	our ability to successfully manage the size, effectiveness and resale of our fleet;

•	our ability to maintain favorable terms of insurance for our fleet;

•	our ability to attract and retain key personnel and IT specialists;

•	our ability to successfully manage and continually advance technology used in our business;

•	global political and economic stability;

•	ongoing development of the Russian legal system and developing legal framework governing car sharing in Russia; and

•

our ability to successfully remediate the significant deficiencies in our internal control over financial reporting and our ability to establish and maintain an effective system of internal control over financial reporting.

Many important factors, in addition to the factors described above and in other sections of this prospectus, could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risks and uncertainties emerge from time to time, and it is not possible for our management to predict all risks and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from estimates or forward-looking statements. We qualify all of our estimates and forward-looking statements by these cautionary statements.

The estimates and forward-looking statements contained in this prospectus speak only as of the date of this prospectus. Except as required by applicable law, we undertake no obligation to publicly update or revise any estimates or forward-looking statements whether as a result of new information, future events or otherwise, or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

We estimate that we will receive net proceeds of $             million, or $             million if the underwriters exercise their option to acquire additional ADSs from us in full, based upon an assumed initial public offering price of $             per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and estimated offering expenses payable by us.

Each $1.00 increase (decrease) in the assumed initial public offering price per ADS would increase (decrease) our net proceeds, after deducting the estimated underwriting discounts and commissions and expenses, by $             million, assuming that the number of ADSs offered by us, as set forth on the cover of this prospectus, remains the same. Each increase (decrease) of 1,000,000 ADSs in the number of ADSs offered by us would increase (decrease) our net proceeds, after deducting the estimated underwriting discounts and commissions and estimated expenses, by approximately $             million, assuming no change in the assumed initial public offering price per ADS. Expenses of this offering will be paid by us.

The principal purposes of this offering are to create a public market for the ADSs, facilitate access to the public equity markets and increase financial flexibility and our visibility in the marketplace. We intend to use the net proceeds from this offering for business development, repayment of our shareholder debt in full and other corporate purposes, including potential international expansion.

Our shareholder debt as at June 30, 2021 amounted to RUB 5,743 million, of which RUB 5,694 million (the “Assignment Amount”) resulted from the assignment by Mikro Kapital Group to the Company of loan receivables against Carsharing Russia LLC, Anytime LLC and SMM LLC (the “Shareholder Loans”). A significant majority of the Shareholder Loans was originated in 2020 and 2021, the proceeds of which we have used for general corporate purposes and to fund our business operations. The Shareholder Loans bear an annual interest rate of between 17% and 18%, and the Assignment Amount equals the amounts outstanding under the Shareholder Loans (principal and accrued interest) plus interest at a rate of 0.5% per annum above the base rate of the European Central Bank applied to the total amount outstanding under the Shareholder Loans (principal and accrued interest). The Assignment Amount will become immediately payable in full upon consummation of this offering. In addition to the Assignment Amount, the debt to the shareholder includes the loan received by Delimobil Holding S.A. under the Loan Agreement dated April 27, 2021 in the amount of RUB 49 million including accrued interest and denominated in Euros with an interest rate of 14%.

Other than what is set out above, we have not quantified or allocated any specific portion or range of the net proceeds to us for any particular purpose and we do not have any plans or commitments to enter into any material acquisitions or investments at this time. We will have broad discretion over how we use the net proceeds from this offering.

The amount and timing of our use of the proceeds for these purposes may vary significantly and will depend on a number of factors, including our future revenue and cash generated by operations and the other factors described in “Risk Factors.”

DIVIDEND POLICY

We do not anticipate paying any cash dividends on our ordinary shares in the foreseeable future. We intend to retain all available funds and any future earnings to fund the development and expansion of our business.

To the extent we declare dividends in the future, we may pay those dividends in either euros or rubles. Except as otherwise described under “Description of American Depositary Shares,” cash dividends paid to the depositary in a currency other than U.S. dollars will be converted into U.S. dollars by the depositary and paid to holders of ADSs net of applicable fees and charges of, and expenses incurred by, the depositary and net of taxes withheld. As the value of the euro and ruble fluctuates continuously, a holder of the ADSs will be exposed to currency fluctuations generally and particularly between the date on which a dividend is declared and the date on which dividends are paid.

For a description of the legal and regulatory framework and the provisions of our articles of association related to the declaration and payment of dividends, see “Description of Share Capital and Articles of Association—Distributions.”

We are a holding company and have no material assets other than our ownership of shares in our subsidiaries. To the extent we pay a dividend or other distribution on our ordinary shares in the future, we will generally cause our operating subsidiaries to make distributions to us in an amount sufficient to cover any such dividends or distributions. Our subsidiaries’ ability to make distributions to us is subject to their capacity to generate sufficient earnings and cash flow, and may also be affected by statutory accounting and tax rules in Russia. As of the date of this prospectus, there are no material contractual restrictions on our subsidiaries’ ability to make distributions to us.

A Luxembourg withholding tax of 15% is generally due on dividends and similar distributions made by us to our shareholders. However, distributions on our ordinary shares that are sourced from a reduction of share capital or share premium are not subject to Luxembourg withholding tax provided that we do not have distributable reserves or profits in our standalone statutory accounts prepared under Luxembourg GAAP. See “Tax Considerations—Luxembourg Tax Considerations.”

There is no law, governmental decree or regulation in Luxembourg that would affect the remittance of dividends or other distributions by us to non-resident holders of our ordinary shares, other than withholding tax requirements. In certain limited circumstances, the implementation and administration of international financial sanctions may affect the remittance of dividends or other distributions. There are no specified procedures for non-resident holders to claim dividends or other distributions.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and total capitalization as of June 30, 2021, as follows:

•	on an actual basis; and

•

on an as adjusted basis to give effect to the conversion of the convertible preferred shares held by Nevsky Property into ordinary shares, which will not change or impact Delimobil Holding’s total and voting capital stock upon conversion, as conversion will be effected on a one-to-one share basis, and to reflect the issuance and sale of ADSs in this offering at the assumed initial public offering price of $                per ADS, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this information in conjunction with our unaudited interim condensed combined and consolidated financial statements and the related notes appearing at the end of this prospectus and “Use of Proceeds,” “Selected Combined and Consolidated Financial and Operating Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information contained in this prospectus.

	As of June 30, 2021
	Actual	As Adjusted(1)
	(in millions of RUB, except share and per share amounts)
Cash and cash equivalents	4,326

Borrowings, including current portion	5,769

Shareholders’ equity:
Share capital
Ordinary shares, EUR 0.01 par value, 100,000,000 shares outstanding on an actual basis; shares outstanding on an as adjusted basis	89
Convertible preferred shares, EUR 0.01 par value, 12,000,000 shares outstanding on an actual basis; 0 shares outstanding on an as adjusted basis	11
Share premium	44,584
Revaluation reserve	1,409
Other reserves	(5,495)
Accumulated loss	(43,072)

Total equity attributable to shareholders of the Company	(2,474)
Non-controlling interests	10

Total capitalization	3,305

(1)

A $1.00 increase or decrease in the assumed initial public offering price of $             per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the as adjusted amount of each of cash and cash equivalents, share premium, total equity and total capitalization by approximately $             million, assuming the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions. An increase or decrease of 1,000,000 ADSs in the number of ADSs offered by us, as set forth on the cover page of this prospectus, would increase or decrease the as adjusted amount of each of cash and cash equivalents, share premium, total equity and total capitalization by approximately $             million, assuming no change in the assumed initial public offering price of $             per ADS, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions.

The table and calculations above are based on the number of ordinary shares outstanding as of June 30, 2021, and the “As Adjusted” column gives effect to the conversion of all of the convertible preferred shares held by Nevsky Property into ordinary shares and the sale of ADSs in this offering.

DILUTION

If you invest in the ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and the as adjusted net tangible book value per ADS immediately following the consummation of this offering. Dilution results from the fact that the initial public offering price per ordinary share underlying the ADSs is substantially in excess of the net tangible book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

As of June 30, 2021, we had a historical net tangible book deficit of RUB 2,850 million, corresponding to a net tangible book deficit of RUB 28.50 per ordinary share, or $                per ADS. Net tangible book deficit per share represents the amount of our total assets less our total liabilities, excluding goodwill and other intangible assets, divided by the total number of our ordinary shares outstanding.

After giving effect to (i) the automatic conversion of the 12 million convertible preferred shares held by Nevsky Property into ordinary shares on a one-to-one basis immediately prior to the completion of this offering, and (ii) the sale by us of                ADSs in this offering at the assumed initial public offering price of $                per ADS, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value at June 30, 2021 would have been approximately $                million, representing $                per share or $                per ADS. This represents an immediate increase in net tangible book value of $                per share or $                per ADS to existing shareholders and an immediate dilution in net tangible book value of $                per share or $                per ADS to new investors purchasing ADSs in this offering at the assumed initial public offering price. Dilution in net tangible book value per ADS to new investors is determined by subtracting pro forma as adjusted net tangible book value per ADS after this offering from the assumed initial public offering price per ADS paid by new investors.

The following table illustrates this dilution to new investors purchasing ADSs in the offering.

Assumed initial public offering price per ADS	$
Pro forma net tangible book value per share or per ADS after giving effect to the conversion of our convertible preferred shares into ordinary shares as of June 30, 2021	$
Increase in pro forma net tangible book value per share or per ADS attributable to this offering	$

Pro forma as adjusted net tangible book value per share or per ADS after giving effect to the conversion of our convertible preferred shares into ordinary shares and this offering

Dilution per ADS to new investors in this offering	$

If the underwriters exercise their option to purchase additional ADSs from us in full, our pro forma as adjusted net tangible book value after this offering would be $                per ADS, representing an immediate increase in pro forma as adjusted net tangible book value of $                 per ADS to existing shareholders and immediate dilution of $                per ADS in pro forma as adjusted net tangible book value per ADS to new investors purchasing ADSs in this offering, based on an assumed initial public offering price of $                per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus.

Each $1.00 increase (decrease) in the assumed initial public offering price of $                per ADS, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, respectively, would increase (decrease) the pro forma as adjusted net tangible book value after this offering by $                per ADS and the dilution per ADS to new investors in the offering by $                per ADS, assuming that the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same.

The following table summarizes, on a pro forma basis as of June 30, 2021, the total number of ordinary shares purchased from us, the total consideration paid to us and the average price per share paid by the existing shareholders and by new investors purchasing ADSs in this offering:

	Ordinary Shares Purchased (including those represented by ADSs)		Total Consideration		Average Price per Share (including those represented by ADSs
	Number	Percent	Amount in thousands	Percent
Existing shareholders
New investors

Total		100%	$	100%	$

SELECTED COMBINED AND CONSOLIDATED FINANCIAL AND OPERATING DATA

The following tables set forth our selected combined and consolidated financial and operating data for the periods indicated below.

The selected combined and consolidated financial and operating data should be read in conjunction with, and is qualified in its entirety by reference to, the section of this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements, and the notes thereto, included elsewhere in this prospectus.

The selected combined and consolidated financial and operating data for the years ended December 31, 2020 and 2019 have been derived from our audited combined and consolidated financial statements, and the notes thereto, included elsewhere in this prospectus. We have prepared our combined and consolidated financial statements as at and for the years ended December 31, 2020 and 2019 in accordance with IFRS, as issued by the IASB. Please refer to Note 1 to the combined and consolidated financial statements for further information on Carsharing Russia LLC, Anytime Prime LLC and SMM LLC, the subsidiary companies whose operating results are included in our selected combined and consolidated financial and operating data below.

The selected combined and consolidated financial and operating data for the six months ended June 30, 2021 and 2020 have been derived from our unaudited interim condensed combined and consolidated financial statements, and the notes thereto, included elsewhere in this prospectus. The interim unaudited condensed combined and consolidated financial statements have been prepared in accordance with IAS 34 as issued by IASB. The results for any interim period are not necessarily indicative of the results that may be expected for the full year, and our historical results are not necessarily indicative of the results that should be expected in any future period.

Combined and Consolidated Statements of Profit or Loss and Other Comprehensive Income Data

	Six months ended June 30,		Year ended December 31,
	2021	2020	2020	2019
	RUB million		RUB million
Revenue	4,930	2,245	6,449	5,012
Cost of revenue	(3,909)	(2,766)	(6,377)	(5,488)

Gross profit/(loss)	1,021	(521)	72	(476)
Sales and marketing expenses	(276)	(158)	(436)	(445)
General and administrative expenses	(795)	(484)	(1,100)	(983)
Other income	155	76	716	176
Other expenses	(49)	(26)	(178)	(425)
Finance income	90	16	15	—
Finance costs	(1,105)	(1,681)	(2,564)	(1,997)

Loss before income tax	(959)	(2,778)	(3,475)	(4,150)
Income tax (expense)/benefit	(111)	482	419	577

Loss for the period	(1,070)	(2,296)	(3,056)	(3,573)

Loss attributable to the equity holders of the Company/Companies(1)	(1,085)	(2,296)	(3,067)	(3,573)
Profit attributable to non-controlling interests	15	—	11	—

Other comprehensive income
Amounts that may not be reclassified in the future to profit or loss
(Loss)/Gain on revaluation of right-of-use assets and property, plant and equipment, net of income tax	(8)	—	1,356	64

Total comprehensive loss for the period	(1,078)	(2,296)	(1,700)	(3,509)

Total comprehensive loss attributable to equity holders of the Company/Companies(1)	(1,093)	(2,296)	(1,711)	(3,509)
Total comprehensive profit attributable to non-controlling interests	15	—	11	—
Net loss per share
Basic and diluted, in RUB	(19)	—	—	—
Weighted-average shares used to compute net loss per share attributable to equity holders of the Company/Companies
Basic and diluted	57,469,939	—	—	—

(1)

For the six months ended June 30, 2021, “Company” refers to Delimobil Holding S.A., and for the years ended December 31, 2020 and 2019 and for the six months ended June 30, 2020, “Companies” refers to Carsharing Russia LLC, Anytime LLC and SMM LLC, our three material subsidiaries. Delimobil Holding S.A. was incorporated on January 18, 2021.

Selected Combined and Consolidated Statements of Financial Position Data

	As at June 30,	As at December 31,
	2021	2020	2019
	RUB million	RUB million
Total non-current assets	13,919	12,191	8,174
Total current assets	5,675	1,473	1,386

Total assets	19,594	13,664	9,560
Total equity	(2,464)	(2,294)	(659)
Total non-current liabilities	10,364	5,039	5,544
Total current liabilities	11,694	10,919	4,675

Total liabilities	22,058	15,958	10,219

Selected Combined and Consolidated Statements of Cash Flows Data

	Six months ended June 30,		Year ended December 31,
	2021	2020	2020	2019
	RUB million		RUB million
Net cash flows generated from / (used in) operating activities	940	(814)	(106)	(1,418)
Net cash flows (used in) / generated from investing activities	(151)	(263)	(388)	16
Net cash flows generated from financing activities	3,422	1,212	483	1,364
Effects of exchange rate changes on the balance of cash held in foreign currencies	(2)	27	26	(28)
Cash and cash equivalents at the beginning of the year	117	102	102	168
Cash and cash equivalents at the end of the year	4,326	264	117	102

Non-IFRS Measures

	Six months ended June 30,			Year ended December 31,
	2021	2020		2020		2019
	RUB million			RUB million
Adjusted Gross Profit/(Loss)(1)	1,115	(502)		163		(441)
Adjusted Gross Profit/(Loss) Margin(2).	23%	(22%	)	3%		(9%	)
Adjusted EBITDA(3)	785	(605)		(286)		(1,055)
Adjusted EBITDA Margin(4)	16%	(27%	)	(4%	)	(21%	)

(1)

We define Adjusted Gross Profit/(Loss) as gross profit/(loss) adjusted for: (i) compulsory civil liability insurance proceeds, (ii) expected credit losses of trade receivables and (iii) following the adoption of our Phantom Share Plan, share-based remuneration.

(2)	We define Adjusted Gross Profit/(Loss) Margin as Adjusted Gross Profit/(Loss) divided by revenue expressed as a percentage.
(3)

We define Adjusted EBITDA as loss for the period adjusted for: (i) income tax benefit, (ii) finance costs, (iii) finance income, (iv) impairment of a right-of-use asset, (v) VAT write-off, (vi) loss on lease terminations, (vii) impairment of property, plant and equipment, (viii) (gain)/loss on disposal of property, plant and equipment, net, (ix) reversal of an impairment loss on an right-of-use asset, (x) subsidies received, (xi) insurance compensation received for damage of vehicles, (xii) reversal of impairment loss on property, plant and equipment, (xiii) depreciation of property, plant and equipment, (xiv) amortization of intangible assets, (xv) depreciation of right-of-use assets and (xvi) following the adoption of our Phantom Share Plan, share-based remuneration.

(4)	We define Adjusted EBITDA Margin as Adjusted EBITDA divided by revenue expressed as a percentage.

Adjusted Gross Profit/(Loss) and Adjusted Gross Profit/(Loss) Margin

Adjusted Gross Profit/(Loss) and Adjusted Gross Profit/(Loss) Margin are supplemental non-IFRS measures of our operating performance that are not required by, or presented in accordance with, IFRS. We have included Adjusted Gross Profit/(Loss) in this prospectus because it is an important metric used by our management to measure the efficiency of our operations. We have included Adjusted Gross Profit/(Loss) Margin in this prospectus because it reflects the dynamics of improving our operational efficiency by showing to what extent any improvement is due to revenue growth or scalability of fixed direct production costs.

To calculate Adjusted Gross Profit/(Loss), we adjust gross profit/(loss) as calculated in accordance with IFRS to include compulsory civil liability insurance proceeds and exclude expected credit losses of trade receivables and share-based remuneration for the following reasons:

•

Compulsory civil liability proceeds, which we receive as a result of filing insurance claims for third-party damage to our vehicles, are similar in nature to the proceeds we receive from customers to cover damage to our vehicles, which are included in revenue. Accordingly, we consider it reasonable to include compulsory civil liability proceeds in assessing our operational efficiency;

•

Expected credit losses of trade receivables represent expected unrecoverable trade receivables arising subsequent to the recognition of revenue, so we consider it reasonable to deduct these losses in assessing our operational efficiency; and

•

The amount of share-based remuneration in any specific period may not directly correlate to the underlying performance of our business operations, so we consider it reasonable to exclude these expenses in assessing our operational efficiency.

Accordingly, we believe that Adjusted Gross Profit/(Loss) and Adjusted Gross Profit/(Loss) Margin provide investors with useful information to understand and evaluate our operating results in the same way as our management and board of directors.

Adjusted Gross Profit/(Loss) and Adjusted Gross Profit/(Loss) Margin, as well as gross profit/(loss) as calculated in accordance with IFRS, exclude significant items of expenses, including sales and marketing expenses, general and administrative expenses and other expenses that are not a direct function of the provision of our services and our finance costs. These expense items are an integral part of our business. Given these and other limitations, Adjusted Gross Profit/(Loss) and Adjusted Gross Profit/(Loss) Margin should not be considered in isolation, or as an alternative to, or a substitute for, an analysis of our results reported in accordance with IFRS.

We have provided a reconciliation below of Adjusted Gross Profit/(Loss) to gross profit/(loss), the most directly comparable IFRS financial measure.

	Six months ended June 30,		Year ended December 31,
	2021	2020	2020	2019
	RUB million		RUB million
Gross Profit / (Loss)	1,021	(521)	72	(476)
Compulsory civil liability insurance proceeds	123	53	163	106
Expected credit losses of trade receivables	(31)	(34)	(72)	(71)
Share-based remuneration	2	—	—	—

Adjusted Gross Profit / (Loss)	1,115	(502)	163	(441)
Divided by
Revenue	4,930	2,245	6,449	5,012

Adjusted Gross Profit / (Loss) Margin	23%	(22% )	3%	(9% )

Adjusted EBITDA and Adjusted EBITDA Margin

Adjusted EBITDA and Adjusted EBITDA Margin are supplemental non-IFRS measures of our operating performance that are not required by, or presented in accordance with, IFRS. We have included Adjusted EBITDA in this prospectus because it is a key measure used by our management and board of directors to evaluate our operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA facilitates operating performance comparability across reporting periods by removing the effect of non-cash expenses and non-operating expense/(income). We have included Adjusted EBITDA Margin in this prospectus because it is an important means of comparing our operating performance to our total generated revenue. Accordingly, we believe that Adjusted EBITDA and Adjusted EBITDA Margin provide useful information to investors in understanding and evaluating our operating results in the same manner as our management and board of directors.

In calculating Adjusted EBITDA, we believe that it is useful to exclude non-cash expenses, such as impairment of a right-of-use asset, impairment of property, plant and equipment, reversal of an impairment loss on a right-of-use asset, reversal of impairment loss on property, plant and equipment, depreciation of property, plant and equipment, amortization of intangible assets and depreciation of right-of-use assets because the amount of such expenses in any specific period may not directly correlate to the underlying performance of our business operations. We believe it is useful to exclude income tax benefit, finance costs, finance income, VAT write-off, loss on lease terminations, (gain)/loss on disposal of property, plant and equipment, net, subsidies received and share-based remuneration as these items are not components of our core business operations. Adjusted EBITDA has limitations as a financial measure, and you should not consider it in isolation or as a substitute for loss for the period as a profit measure or other analysis of our results as reported under IFRS. Some of these limitations are:

•	Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs; and

•	other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

Because of these limitations, you should consider Adjusted EBITDA and Adjusted EBITDA Margin alongside other financial performance measures, including various cash flows metrics, loss for the period and our other IFRS results.

We have provided a reconciliation below of Adjusted EBITDA to loss for the period, the most directly comparable IFRS financial measure.

	Six months ended June 30,		Year ended December 31,
	2021	2020	2020	2019
	RUB million		RUB million
Loss for the period	(1,070)	(2,296)	(3,056)	(3,573)
Income tax expense/(benefit)	111	(482)	(419)	(577)
Finance costs	1,105	1,681	2,564	1,997
Finance income	(90)	(16)	(15)	—
Impairment of a right-of-use asset	32	21	60	361
VAT write-off	—	1	39	8
Loss on lease terminations	—	—	31	3
Impairment of property, plant and equipment	—	—	—	12
Loss/(gain) on disposal of property, plant and equipment, net	2	1	(2)	9
Reversal of an impairment loss on a right-of-use asset	—	—	(304)	—
Subsidies received	—	—	(182)	(42)
Insurance compensation received for damage of vehicles	(11)	(8)	(12)	—
Reversal of impairment loss on property, plant and equipment	—	—	(9)	—
Depreciation of property, plant and equipment	41	13	33	13
Amortization of intangible assets	60	27	68	12
Depreciation of right-of-use assets	557	453	918	722
Share-based remuneration	48	—	—	—

Adjusted EBITDA	785	(605)	(286)	(1,055)
Divided by
Revenue	4,930	2,245	6,449	5,012

Adjusted EBITDA Margin	16%	(27% )	(4% )	(21% )

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion together with “Selected Combined and Consolidated Financial and Operating Data” and our financial statements, and the notes thereto, included elsewhere in this prospectus. The statements in this discussion regarding industry outlook, our expectations regarding our future performance, liquidity and capital resources and other non-historical statements are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in “Risk Factors” and “Special Note Regarding Forward-Looking Statements.” Our actual results may differ materially from those contained in or implied by any forward-looking statements.

Overview

We are a leading shared mobility provider in Russia, offering convenient, affordable and sustainable transportation alternatives supported by an advanced technology framework. Founded in 2015, we were a pioneer in the Russian car sharing industry and created the standard for car sharing services on the Russian market. We have developed through both organic growth and strategic acquisitions to become a leading car sharing operator in Russia, in terms of geographic presence, fleet size, number of trips in Moscow and revenue growth, as well as a first-mover in car subscription services. Our MAU increased from 270 thousand for the year ended December 31, 2019 to 450 thousand for the eight months ended August 31, 2021, which we believe was the combined result of our fleet growth, competitive customer proposition (including a user rating system with gamification and loyalty triggers, operations across 11 cities and smart churn prevention activities) and strong brand awareness.

We operate in the Russian shared mobility market under two principal business lines: free-floating car sharing under our brand “Delimobil” and car subscription for long-term rentals under our brand “Anytime Prime.” Delimobil was ranked first in top-of-mind and brand awareness among Russian car sharing providers in December 2020, according to brand health tracking research done by Tiburon Brand Health Research. Each brand has its own separate fleet of vehicles that caters to the needs of our customers. As of the date of this prospectus, Delimobil’s car sharing fleet was comprised of over 17,000 vehicles across 11 cities in Russia and Anytime Prime’s long-term car rental fleet was comprised of over 500 vehicles. Delimobil’s car sharing fleet is composed mostly of economy class vehicles, including VW Polo, Fiat, Hyundai Solaris, Renault Kaptur and Kia Rio. Anytime Prime’s long-term rental fleet is composed of premium class and luxury vehicles, including top-of-the-line models from Mercedes-Benz, BMW and Porsche, enabling customers to enjoy a high-quality driving experience. Delimobil’s and Anytime Prime’s fleets are available to B2C and B2B customers.

Our mobility offerings are supported by our advanced proprietary technology framework. We have two proprietary mobile apps for customers, our Delimobil and Anytime Prime apps, through which customers can sign up, view, select and book a vehicle as well as pay for their trip or rental. The number of registered users on our Delimobil app has increased by 63%, from 3.8 million registered users as of December 31, 2019 to 6.2 million registered users as of June 30, 2021. We also rely on our proprietary data analytics technology to assess traffic, car demand and driving behavior, which we use to inform our pricing models and to constantly improve the user experience of our customers.

A key differentiator of our business is our robust offline capabilities, which we offer through Smart Mobility Management (“SMM”), our fleet management infrastructure. We engage approximately 600 personnel, including full- and part-time employees as well as contractors, who provide repair and maintenance and tire, washing and refueling services for our vehicles to ensure that our fleet is consistently in excellent condition and operating at maximum capacity. We have also developed Guido, a fleet management technology platform, which our operational personnel access through our operational personnel-only mobile app, that enables us to process and allocate servicing-related tasks for optimum efficiency.

We grew our total revenue from RUB 2,245 million for the six months ended June 30, 2020 to RUB 4,930 million for the six months ended June 30, 2021, representing a period-over-period growth of 120%. We grew our total revenue from RUB 5,012 million for the year ended December 31, 2019 to RUB 6,449 million for the year ended December 31, 2020, representing a year-over-year growth of 29%. For the six months ended June 30, 2021, we had a gross profit/(loss) of RUB 1,021 million and an Adjusted Gross Profit/(Loss) of RUB 1,115 million, compared to a gross profit/(loss) of RUB (521) million and an Adjusted Gross Profit/(Loss) of RUB (502) million for the six months ended June 30, 2020. For the year ended December 31, 2020, we had a gross profit/(loss) of RUB 72 million and Adjusted Gross Profit/(Loss) of RUB 163 million, compared to a gross profit/(loss) of RUB (476) million and an Adjusted Gross Profit/(Loss) of RUB (441) million for the year ended December 31, 2019. For the six months ended June 30, 2021, we generated a loss for the period of RUB 1,070 million and an Adjusted EBITDA gain of RUB 785 million, compared to a loss for the period of RUB 2,296 million and an Adjusted EBITDA loss of RUB 605 million for the six months ended June 30, 2020. For the year ended December 31, 2020, we generated a loss for the period of RUB 3,056 million and Adjusted EBITDA loss of RUB 286 million, compared to a loss for the period of RUB 3,573 million and Adjusted EBITDA loss of RUB 1,055 million, for the year ended December 31, 2019. See “Selected Combined and Consolidated Financial and Operating Data—Non-IFRS Measures” for more information and for reconciliations of Adjusted Gross Profit/(Loss) to gross profit/(loss) and Adjusted EBITDA to loss for the period, the most directly comparable financial measures calculated and presented in accordance with IFRS.

Our results of operations for the six months ended June 30, 2020 were materially affected by the COVID-19 pandemic, as we suspended our car sharing and long-term rental services from April 13 to June 10, 2020 in compliance with mobility restrictions put in place by the Russian government. Despite these restrictions, our business proved resilient during this uncertain period, and partially as a result of the measures we undertook at the time, we experienced revenue growth of 29% for the year ended December 31, 2020, when compared to the year ended December 31, 2019. For further discussion on the impact of the COVID-19 pandemic, see “–Key Factors Affecting Our Performance–Impact of the COVID-19 Pandemic.”

Segment Reporting

For management purposes, our business is organized into two principal operating segments:

•	Delimobil, which comprises our car sharing and delivery services; and

•	Anytime Prime, which consists of our long-term rental service.

Together, these segments account for virtually all of our total revenue for the periods under review and are thus our two reportable segments. Non-reportable sources of revenue for the six months ended June 30, 2021 amounted to RUB 12 million and included consulting services and car repair and maintenance provided, and sale of fuel and goods, such as tires and spare parts, to companies under common control of our ultimate controlling party. Non-reportable sources of revenue for the year ended December 31, 2020 amounted to RUB 2 million and included consulting services provided to companies under common control of our same ultimate controlling party. For the year ended December 31, 2019, non-reportable sources of revenue amounted to RUB 23 million and included income earned from the sale of used vehicles to third parties.

For our car sharing service, we generate revenue from the amount paid by customers to access and use our car sharing fleet. Our revenue is a function of the number of Total Minutes Sold and the applicable price per minute, determined by our dynamic pricing algorithms. Revenue from car sharing accounted for 83%, 82%, 83% and 88% of the total revenue of the Delimobil segment for the six months ended June 30, 2021 and 2020 and the years ended December 31, 2020 and 2019, respectively.

For our delivery service, a complementary service which we launched in 2020, we generate revenue from the fees we receive from retailers to pick up and deliver orders to their end customers. Our revenue is based on the number of delivered orders and the price per order. Revenue from delivery service accounted for 3% and 2% of the total revenue of the Delimobil segment for the six months ended June 30, 2021 and the year ended December 31, 2020, respectively.

For our long-term rental service, we generate revenue from the amount paid by customers to access and use our long-term rental fleet. Our revenue is a function of the number of Total Rental Days and the Revenue per Rental Day.

The following table summarizes our revenue by segment for periods indicated.

	Six months ended June 30,		Year ended December 31,
	2021	2020	2020	2019
	RUB million		RUB million
Revenue:
Delimobil	4,761	2,169	6,250	4,551
Anytime Prime	157	76	197	438
Non-reportable	12	—	2	23

Total	4,930	2,245	6,449	5,012

Key Operating and Financial Metrics

We monitor several operating and financial metrics to evaluate the growth of our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions. We rely on different operating and financial metrics for our two operating segments given the different nature of the services provided.

Delimobil Segment

The following table sets forth our key operating and financial metrics for the Delimobil segment for the periods indicated. These metrics do not reflect the performance of our delivery service since it is an immaterial part of our business.

	Six months ended June 30,		Year ended December 31,
	2021	2020	2020	2019
	RUB million		RUB million
Operating Metrics:
Weighted Average Fleet(1)	14,750	12,227	12,612	7,453
EoP Fleet(2)	16,143	12,785	14,189	11,024
Total Minutes Sold (in millions)(3)	577	381	935	932
MAU (in thousands)(4)	502	260	330	270
Total Trips (in thousands)(5)	14,273	8,621	21,569	18,959
Financial Metrics:
Revenue for Car Sharing (in RUB millions)(6)	3,938	1,780	5,170	3,996
Revenue per Weighted Average Fleet (in RUB thousand per vehicle)(7)	267	146	410	536
Revenue per Minute (in RUB)(8)	6.8	4.7	5.5	4.3

(1)

Weighted Average Fleet represents the average number of vehicles that constituted our car sharing fleet in a given period, calculated as the sum of the number of days each vehicle was part of our fleet divided by the number of calendar days in the given period.

(2)	EoP Fleet means the total number of vehicles in our car sharing fleet at the end of a given period.
(3)	Total Minutes Sold is the total number of minutes that customers were charged for using our car sharing service in a given period.

(4)	Monthly Active Users (MAU) is the total number of unique customers who completed at least one trip per month using our car sharing fleet calculated as an average over the reporting period.
(5)

Total Trips is the total number of trips completed by customers using our car sharing fleet in a given period. A trip lasts from the moment a customer books a vehicle until the moment the customer signals the completion of their journey on the Delimobil app.

(6)

Revenue for Car Sharing is the total amount of revenue generated from our car sharing service in a given period, in line with Note 32 to our audited combined and consolidated financial statements and Note 30 to our unaudited interim condensed combined and consolidated financial statements.

(7)	Revenue per Weighted Average Fleet is revenue generated from our car sharing service divided by Weighted Average Fleet in a given period.
(8)	Revenue per Minute is revenue generated from our car sharing service divided by Total Minutes Sold in a given period.

Anytime Prime Segment

The following table sets forth our key operating and financial metrics for the Anytime Prime segment for the periods indicated.

	Six months ended June 30,		Year ended December 31,
	2021	2020	2020	2019
	RUB million		RUB million
Operating Metrics:
Weighted Average Fleet(1)	338	287	285	245
EoP Fleet(2)	452	296	276	280
Total Rental Days(3)	46,051	25,732	57,731	32,056
Financial Metrics:
Revenue for Long-Term Rentals (in RUB millions)(4)	145	68	176	104
Revenue per Rental Day(5)	3,149	2,643	3,049	3,244

(1)

Weighted Average Fleet represents the average number of vehicles that constituted our long-term rental fleet in a given period, calculated as the sum of the number of days each vehicle was part of our fleet divided by the number of calendar days in the given period.

(2)	EoP Fleet means the total number of vehicles in our long-term rental fleet at the end of a given period.
(3)

Total Rental Days is the total number of rental days completed by customers for use of a vehicle in our long-term rental fleet in a given period. A rental day lasts from the moment a customer books the vehicle until the moment the customer signals the completion of their journey on the Anytime Prime app. As we only began to collect data on rental days from April 2019 as part of our strategic decision to focus on long- term rentals in the Anytime Prime segment, for the year ended December 31, 2019, Total Rental Days relates only to the period from April to December 2019.

(4)

Revenue for Long-Term Rentals is the total amount of revenue generated from our long-term rental service in a given period, in line with Note 32 to our audited combined and consolidated financial statements and Note 30 to our unaudited interim condensed combined and consolidated financial statements. Revenue for Long-Term Rentals does not include any car sharing revenue recorded in the Anytime Prime segment for the year ended December 31, 2019.

(5)	Revenue per Rental Day is revenue generated from our long-term rental service divided by Total Rental Days in a given period.

We also monitor several non-IFRS financial metrics on a consolidated level. See “Selected Combined and Consolidated Financial and Operating Data—Non-IFRS Measures.”

Key Factors Affecting Our Performance

Our business and results of operations have been and will continue to be affected by a number of factors. We believe that the key factors affecting our business and results include the following.

Growth

Fleet Growth

Our fleet, which is composed of car sharing and long-term rental vehicles, is at the center of our operations and has been key to our success and growth. Between 2018 and 2020, our car sharing fleet grew by 185%, from an EoP Fleet of 4,964 vehicles as of December 31, 2018 to an EoP Fleet of 14,189 vehicles as of December 31, 2020. As of June 30, 2021, the EoP Fleet of our car sharing service was 16,143 vehicles. The growth of our fleet has enabled us to increase density and proximity of cars to customers (on average approximately five minutes to the nearest car) and to expand our operations in both new and existing regions in Russia, and we believe that this growth has helped us achieve an increase in Total Trips for our car sharing service. For example, for the years ended December 31, 2019 and 2020, the number of Total Trips increased by 14%, from 18,959 thousand Trips to 21,569 thousand Trips. We have acquired the majority of our car sharing fleet, or 90% as of the end of June 2021, through financial lease agreements with private leasing companies (52%) and leasing companies of OEMs (48%) on terms that allow us to purchase the vehicles after three years of use.

As part of our fleet growth strategy, we plan to further expand our operations in Moscow and St. Petersburg, leveraging both our well-recognized brand and our extensive knowledge and expertise of operating in those cities, as well as in other Russian cities. As of the date of this prospectus, we have an operational presence in 11 Russian cities, well ahead of our competitors, according to Frost & Sullivan, and our long-term aim is to have an operating car fleet in all Russian cities with populations exceeding 500,000 people. We also plan to enter foreign markets and have, for example, entered into call option agreements with one of our shareholders under common control of our ultimate controlling party that will provide us with the option, subject to approval by our board of directors, to purchase in 2023 all of substantially all of the shares in car sharing companies operating in the Czech Republic, Belarus and Kazakhstan. As such, we expect that fleet growth will continue to be a key factor for our business and revenue in the future.

As fleet growth is key to our business and future development, any factors affecting our ability to acquire additional vehicles could have a negative impact on our results. For example, the current global shortage of semi-conductors, which are critical to the manufacturing of new vehicles, has delayed the production of new vehicles in Russia and worldwide. This delay could impede our ability to grow our fleet at scale, which could in turn adversely affect our revenue. Moreover, there is the possibility that OEMs could elect to invest in their own mobility operations and therefore decide not to supply us with vehicles on as favorable terms as is currently the case. However, we believe that the likelihood of this occurring at scale is low, as we believe that OEMs, by including their vehicles in our fleet, benefit from exposure to our large customer base and would face significant barriers, in terms of logistics and technology, in attempting to enter the car sharing market in Russia.

Customer Base

Our business has benefited from a growing customer base in the periods under review. We attribute our success in attracting new customers to our strong brand image and brand recognition, with our Delimobil brand ranked first in top-of-mind and brand awareness among Russian car sharing providers as of December 2020, according to Tiburon Brand Health Research. The number of registered users on our platform increased by 38%, from 4.5 million registered users for the six months ended June 30, 2020 to 6.2 million registered users for the six months ended June 30, 2021, and by 42%, from 3.8 million registered users for the year ended December 31, 2019 to 5.4 million registered users for the year ended December 31, 2020. The growth of our customer base will continue to be a key factor for our business and financial results as we expand our offerings to new cities and customer cohorts, which means a group of customers who took their first trip during a given period. We believe there is significant potential for further growth, particularly for our car sharing service. According to Frost & Sullivan, in 2020, car sharing penetration among Russian drivers between the ages of 18 and 60 years with a valid driver’s license was only 5.3% in cities with more than 500,000 inhabitants and 22% in Moscow. Frost &

Sullivan estimates that almost 50% of eligible drivers in Moscow and St. Petersburg and 21% of eligible drivers in cities with more than 500,000 inhabitants will become car sharing users by 2025.

Our business has also experienced increasing customer engagement, which we attribute to the high-quality user experience and diverse offering of vehicles and pricing methods we offer to customers through our platform. For our car sharing service, we measure customer engagement by monitoring (i) the retention of a specific customer cohort from one period to another and (ii) the frequency of usage of our service by a specific customer cohort during a given period. The retention of a specific customer cohort from one period to another is measured as the percentage of users in that cohort who take at least one trip in the following period. The periods we track are on a monthly, semi-annual and annual basis. For example, the graph below illustrates the retention rate of our first-month customer cohorts in the second month of usage for the year ended December 31, 2020 and the six months ended June 30, 2021.

Source: Company data

In addition, the customers that we retain tend to use our car sharing services with increasing frequency and the number of days between each trip booked tends to decrease. As the graph below illustrates, in 2020, 80% of customers who booked a first trip went on to book a second and 88% of customers who booked a fourth trip went on to book a fifth. For the same period, there was a decrease in number of days between each trip booked from 1.7 days between the first and second trip to 1.3 days between the fourth and fifth trip. We believe this decrease in number of days between each trip booked is a strong indicator of customer engagement. As retained customers take trips more frequently, our services increasingly become an integral part of their daily lives.

(1) All data for car sharing services only. Days between trips based on the median customer. Data for 2020.

Source: Company data

We believe that, over time, as our platform becomes more important to users, we benefit from their higher usage rates and higher average revenue per user (“ARPU”), which we calculate by dividing the revenue generated from users of our car sharing service for a given period by the total number of unique users of this service over the given period. For example, we have seen a 74% increase in ARPU from our 2020 customer cohort in the second month of usage and a 59% increase in ARPU from our 2019 customer cohort in their second year of usage in 2020. Going forward, we expect that increasing the engagement of customers, through further strengthening our user experience and smart retention marketing strategies and introducing new technologies to support our platform, will increase customer retention and usage rates, which would have a positive impact on our results of operations.

Leveraging our Growing Scale through Internal Operations Expertise

We are driven to maintain a leading position across our existing offerings and segments while continuing to scale our business to improve our margins. As we continue to scale upwards, we believe that the efficiency of our operations will continue to improve. The factors mentioned below are key drivers of this trend:

•

SMM, our fleet management infrastructure, differentiates us from other car sharing companies in Russia in that we use it to manage over 16,000 vehicles from more than 15 different car makers so that we do not rely on outside parties for fleet maintenance and repair. As a result, we believe we can put our fleet back into circulation faster than our competitors who rely on external counterparties. Further, we believe that having SMM as part of our internal operations helps ensure lower costs of operations. We expect SMM to enable us to improve efficiency, to increase car availability and to reduce repair and maintenance costs. For example, the cost of car repair and maintenance per Weighted Average Fleet decreased from RUB 207 thousand for the year ended December 31, 2019 to RUB 129 thousand for the year ended December 31, 2020, and while it increased by RUB 18 thousand between the six months ended June 30, 2020 and 2021, from RUB 52 thousand to RUB 70 thousand, this increase was reflective of the fact that the number of car repairs significantly decreased during the first half of 2020 as we were unable to operate our car fleet to its full extent due to the lockdown restrictions of the COVID-19 pandemic. Additionally, the cost of car repair and maintenance as a percentage of revenue decreased by 6 and 8 percentage points, from 32% to 26% for the years ended December 31, 2019 and 2020 and from 29% to 21% for the six months ended June 30, 2020 and 2021.

•

As our fleet grows in number, vehicle density in the cities in which we operate increases, which positively affects the scalability of the logistics costs associated with washing, refueling and servicing our vehicles on location. While we expect our cost of revenue to increase as we continue to expand our business, we expect such expenses to decrease as cost of revenue per Weighted Average Fleet. For the years ended December 31, 2019 and 2020, cost of revenue per Weighted Average Fleet decreased by RUB 219 thousand, from RUB 713 thousand to RUB 494 thousand, and while it increased by RUB 38 thousand between the six months ended June 30, 2020 and 2021, from RUB 221 thousand to RUB 259 thousand, this increase was again attributable to the lockdown restrictions described above. As we continue to negotiate with our suppliers on the price of fuel and spare vehicle parts, to automate our operational processes and to introduce artificial intelligence algorithms to improve efficiency, we expect repair and maintenance and fueling costs, as a percentage of revenue, to decrease.

•

As we experience growth in organic traffic on our platform and an increase in the frequency with which customers use our services, we expect advertising and marketing costs to decrease as repeat customers and increased customer loyalty require less marketing engagement and expenses to support.

•	Our business has continued to enjoy economies of scale on a fixed cost basis due to the growth profile of our business across our Delimobil and Anytime Prime segments.

Our Ability to Maintain Effective Pricing

For our car sharing service, our principal offering, we offer dynamic pricing in which we use proprietary algorithms to determine the price we charge customers for their trip. For most regions in which we operate this service, the price charged to customers is comprised of (i) a fixed basic pricing component, which is a pre-set amount determined by factors such as car model, region and time of booking, (ii) a GEO pricing component, which is calculated by our algorithms to take into account supply and demand of vehicles within different pricing zones of a city and (iii) a customer rating pricing component, which is calculated by our algorithms to assess a customer’s individual rating based on factors such as frequency of use, driving experience, outstanding penalties and driving score. See “Business—Our Business Operations—Our Pricing Models” for more information on our price determination.

Our car sharing revenue is a function of Total Minutes Sold multiplied by the price per minute, which is primarily determined by our dynamic pricing. Accordingly, the price per minute offered to each customer is a significant factor affecting our revenue. For example, for the year ended December 31, 2020, revenue from car sharing services in the Delimobil segment increased by 29% compared to the year ended December 31, 2019, which was mostly driven by a RUB 1.2, or 28%, increase in Revenue per Minute, from RUB 4.3 for the year ended December 31, 2019 to RUB 5.5 for the year ended December 31, 2020, while Total Minutes Sold in 2020, which was affected by lockdown restrictions imposed in response to the COVID-19 pandemic in April to June, remained at the same level as 2019. The increase in Revenue per Minute was primarily a result of the following initiatives and factors:

•	Our decision to introduce customer scoring and rating to our price determination in October 2020;

•	Our decision to increase in large cities the pre-set amount for the fixed basic pricing component of our price determination;

•	Our decision to change the methodology for calculating the fixed basic pricing component of our pricing determination by:

•

switching from full ruble increments (e.g., 3 rubles) to pricing with kopeks (e.g., 2.99 rubles), which enabled us to be more flexible with price management and to provide a greater variety of prices to customers for better retention;

•	adding different prices for different times of day (e.g., morning, evening and lunch time); and

•	implementing more price categories for different car models in our fleet.

•	Due to the impact of the COVID-19 pandemic, the demand for car sharing following the lifting of lockdown restrictions has increased and the market for our services has become more inelastic.

We do not expect this level of year-over-year increase in Revenue per Minute for future periods and the price increase during this period is not in line with historical price fluctuations, but rather a function of the changing dynamics of an early stage car sharing market in Russia. In 2018 and 2019, both Delimobil and, based on publicly available data, our competitors provided lower prices to customers in order to educate them about car sharing and entice them to use our services. By 2020, the car sharing market was more fully developed and market participants had a better understanding of the relevant unit economics. As such, following the lifting of lockdown restrictions, we were able to increase our prices.

Our strategy is to gradually increase our pricing to reflect annual rates of inflation and changes to our dynamic pricing methods and we do not anticipate that the lifting of COVID-19 restrictions will have any significant effect on our Revenue per Minute or pricing levels. Accordingly, management does not currently anticipate that Revenue per Minute will deviate materially from such factors described above.

Our Technology Platform and Ability to Innovate

Our data driven technology platform, which supports our operations not only through our mobile apps but also through our fleet management, pricing and innovation, is at the core of our operations. We have spent, and will continue to spend, significant resources on the development of our platform to provide a seamless user experience, deep data capabilities, dynamic smart pricing, instant KYC processes in terms of registration and verification and customer scoring. Our main expense in relation to the development of our platform relates to our engineering team, which develops our platform and mobile apps. For the six months ended June 30, 2021, our capitalized costs for internally developed software, including in-progress intangible assets, amounted to RUB 81 million, compared to RUB 61 million for the six months ended June 30, 2020, and our amortization costs amounted to RUB 55 million and RUB 22 million, respectively, for the same periods. These costs were attributable to the further development and improvement of our platform and mobile apps. For the year ended December 31, 2020, our capitalized costs for internally developed software, including in-progress intangible assets, amounted to RUB 131 million, compared to RUB 168 million for the year ended December 31, 2019, and our amortization costs amounted to RUB 58 million and RUB 7 million, respectively, for the same periods.

We capitalize our core development costs and amortize them over a ten-year period. Costs associated with the core development of our platform relate to costs that we incurred between the end of 2018 and July 2019 when we transferred the development of our platform and mobile apps from a third-party contractor to our in-house technology team and developed the basic functionality of our platform, which consists of managing our cars, customers, trips, customer payments and telematics data. The reprogramming of our platform was undertaken to address the rapid growth of our business and further secure our technology infrastructure and software in the long term. We do not expect the basic functionality of our platform to become obsolete in the near future, so management has determined, based on the advice of IT product specialists in the case of telematics data, that its useful life lasts for ten years. Costs capitalized to develop the basic functionality of our platform, which depreciates over ten years, amounted to RUB 105 million for the years ended 2019 and 2020 and for the six months ended June 30, 2021. We capitalize all other development costs and amortize them over a two-year period. Other development costs relate to further developing our technology platform and specific product features, such as our dynamic pricing methods, and given the rapid pace of change in IT technologies, management has determined that the useful lives of these non-basic functionalities last for two years. This determination is reviewed each year to ensure that the method and period of assessment are consistent with the status of each non-current asset. For the six months ended June 30, 2021, we capitalised RUB 68 million in development costs for non-basic functionalities, compared to RUB 61 million for the six months ended June 30, 2020.

We will continue to invest in the development of our platform in order to improve efficiency of our operations. For example, we are in the process of developing fleet management solutions that use smart algorithms to process the distribution of car servicing tasks to our operational staff, and we have plans to leverage Bluetooth technology so that customers can connect to our vehicles through the Delimobil mobile app without any network connection to take advantage of domestic tourism opportunities across Russia. In light of our need to continue to develop our platform and mobile app capabilities, including investing in talent acquisition and retention of our engineering team, which is critical to the success of our business, we expect salary, related taxes and amortization costs to increase for the foreseeable future but with less developments that require capitalization and subsequent depreciation, and more developments aimed at maintaining the existing platform and IT infrastructure.

Expansion of Our Offerings

We intend to expand our business operations in terms of the services we offer in order to increase and diversify revenue channels and further engage our customers. As such, we plan to scale up our long-term rental services and B2B car sharing offerings and to explore the opportunity of offering our SMM capabilities to third parties, including customers and enterprises. While we expect our operating expenses to increase as we continue to expand our business, we expect such expenses to decrease as a percentage of revenue over time as we continue to streamline our business and benefit from economies of scale. We believe that our ability to successfully expand our business operations, both geographically and through our offerings, is paramount to our ability to achieve and maintain long-term profitability.

Regulations Impacting Our Offerings

Regulations that facilitate or limit our ability to provide our offerings in certain markets impact our financial performance. For example, our operations benefit from subsidies from the Moscow government in the form of compensating a portion of the interest expense we pay for our leases as part of the city’s wider initiative to provide financial support to car sharing companies. For the year ended December 31, 2020, we received government grants of RUB 182 million towards our lease payments, which had a positive effect on our results of operations. We were also able to acquire preferential discounted parking permits in Moscow, Kazan and Tula, which positively impacts our results of operations by reducing our cost of revenue. We are not currently dependent on subsidies for parking permits in other Russian regions as most parking in these regions is free. However, this favorable arrangement could change, and thereby increase our expenses, which we expect to occur in St. Petersburg, Rostov-on-Don, Nizhniy Novgorod and potentially other cities. Our results could also be affected by regulations that affect our operations. For example, one goal of Moscow transportation authorities is the integration of all forms of inter-city transportation into a single MAAS app. The platform includes all modes of public transportation as well as taxi services, car sharing and scooter sharing. The MAAS platform will enable operators across different modes of mobility to optimize trips and vehicle solutions. Car sharing operators are expected to join the unified MAAS platform. We believe integration with MAAS presents an opportunity for us to expand our market outreach and grow our customer base.

Impact of the COVID-19 Pandemic

The COVID-19 pandemic has affected our business operations and financial results. In particular, the RUB 2,685 million, or 120%, increase in revenue over the six months ended June 30, 2021 and 2020 is partially attributable to the effects of the pandemic, the details of which are discussed below.

As a result of the COVID-19 pandemic and the restrictions and other measures put in place by the Russian government from the end of March until June 2020, including the lockdown of almost all cities in which we operate, there was a nationwide period of business closure and temporary ban on car sharing and long-term rental activities. As these measures overlapped with our high season, we experienced a significant decrease in demand during this period. The graphs below illustrate this decrease in terms of Total Minutes Sold attributable to existing and new car sharing customers for the year ended December 31, 2020 and the six months ended June 30, 2021.

Source: Company data

In response to this changing business environment, we promptly undertook a number of measures aimed at optimizing costs and increasing financial stability. In particular, we restructured the repayment terms of certain lease liabilities, prolonged rentals and daily promotion rates to meet the changing needs of our customers, expanded rental zones to encourage domestic tourism, implemented certain changes to our pricing models, such as increasing our pricing plan rates, and launched a delivery service to capture increased delivery needs. After the lockdown, we continued with our delivery service, which generated RUB 148 million in revenue for the year ended December 31, 2020 and RUB 153 million in revenue in the six months ended June 30, 2021. Our business proved to be resilient despite the COVID-19 uncertainty, and partially as a result of the measures undertaken during this time, we managed to return our operations to pre-COVID-19 levels by August 2020 and experienced a year-over-year growth in revenue of 29% in 2020 compared to 2019.

In addition to these measures, we received subsidies from the Russian Ministry of Industry and Trade for our Delimobil segment amounting to 25% of the value of vehicles acquired under lease agreements entered into during this time as part of the Russian government’s support program for industries affected by the COVID-19 pandemic. Under this program, we acquired 1,460 new vehicles for our Delimobil segment in October to November 2020, which, together with the more than 2,000 vehicles we acquired in the first quarter of 2020, before the outbreak of the COVID-19 pandemic, resulted in a 29% increase in the EoP Fleet of the Delimobil segment, from an EoP Fleet of 11,024 vehicles as of December 31, 2019 to an EoP Fleet of 14,189 vehicles as of December 31, 2020. Further, as restrictions on mobility began to ease across Russia, we saw an increase in usage of our car sharing service, as well as an increase in usage among new customers. Comparing the months of January through April 2020 to May through August 2020, the average share of Total Minutes Sold attributable to new car sharing customers increased by 4.5 percentage points, from 8.5% to 13%. We believe this increase reflects, to some extent, a shift in consumer attitude during the lockdown period, with more people viewing car sharing as a safer, in terms of sanitary condition, and more convenient alternative to public transportation. This uptick is also observable when compared to the 11% average share of Total Minutes Sold attributable to new customers for the entire reporting period of the years ended December 31, 2019 and 2020 and six months ended June 30, 2021. Due to the exceptional circumstances of the COVID-19 pandemic, we generally do not expect this rate of increase in the average share of new customer usage to continue in future periods.

While the COVID-19 pandemic restrictions on car sharing services have been lifted by Russian authorities, with the exception of the Krasnodar region, there can be no assurances that they will not be reintroduced in one or more of the markets in which we operate. For example, to address a surge in COVID-19 cases in the spring and summer of 2021, restrictions were put in place for restaurants and cafes in Moscow requiring customers to show a QR code proving full vaccination, a negative PCR test in the previous 72 hours or proof of recovery from COVID-19 in order to dine. These restrictive measures were lifted in July 2021. If similar restrictions were again implemented, they could lead to a reduction in the overall usage rate of our car sharing service as fewer customers would take trips to restaurants. Further, if such restrictions were extended to car sharing generally, it would adversely affect demand for our service, thereby decreasing our revenue.

We continue to closely monitor the impact of the COVID-19 pandemic on our business and results. The effect of COVID-19 on our operations is largely dependent on the duration of the pandemic and its impact on the global and Russian economies.

Tax Loss Carry Forward

The Companies, our Russian subsidiaries through which our business is operated, are subject to the standard rate of Russian income tax, which for the years ended December 31, 2019 and 2020 was 20%. Due to the nature of our business, both the Delimobil and Anytime Prime segments have generated losses since inception, so we have not paid income taxes. Under Russian tax laws, we are entitled to carry forward losses for an indefinite period and to offset our losses carried forward against future taxes of up to 50% of each year’s annual profit. For the six months ended June 30, 2021, we had a tax loss carry forward of RUB 1,531 million. If and when we begin to generate taxable income, we will be able to utilize our tax loss carry forward to offset future profit and thereby reduce future tax payments. The full realization of this tax benefit will depend predominantly on our ability to generate taxable income.

Other Factors

Seasonality

Our car sharing segment is affected by seasonality, which historically has resulted in an increase in Total Trips between the months of April and September, with a peak in July and August. The table below shows Total Trips per month from September 2020 to August 2021.

Note: Due to our rapid growth in 2018 and 2019 and the COVID-19 pandemic and consequential government restrictions, there is limited visibility of seasonality prior to September 2020.

Source: Company data

This busier season is primarily attributable to an increase in consumer appetite for outdoor activities and domestic travel during the warmer months of the year in Russia. We also experience a surge in Total Trips in the second half of December in connection with the increase in social activities and domestic travel, which for many customers includes trips to the airport, as a result of Christmas and New Year’s Eve festivities. While the historical effect of seasonality was dampened in 2020 as a result of the COVID-19 pandemic and resulting restrictive measures, we believe that our business will continue to demonstrate seasonal patterns in the future, and seasonality may impact comparability of financial results depending on the periods being compared.

Market Demand for Used Vehicles

Our business and financial results are also affected by market demand for used vehicles. The valuation of our fleet is calculated based on the fair market value of each vehicle and its mileage, so any increase or decrease in market demand or expected mileage at the moment of sale will impact our results. In addition, depreciation expense related to our fleet is adjusted annually as a result of the calculated valuation of our fleet. We also expect market demand to have a positive effect on any revenue generated from selling the vehicles that are currently in our car fleet on the secondary market. According to Frost & Sullivan, demand for used vehicles has been growing in Russia since 2017, with an estimated 5.8 million used vehicle sales in 2020, where the average age of vehicles sold was 13.9 years. As we plan to sell our vehicles, which we acquire new from leasing companies, after six years of use, we believe that we are well-positioned to sell the vehicles at favorable prices. We expect to begin selling vehicles from our current fleet at scale in 2024 and, from then on, to sell vehicles from our fleet on a monthly basis, six years after they were acquired.

Macroeconomic Factors

Other macroeconomic factors, such as inflation and exchange rate fluctuations, also affect our business and results. We can provide no assurance that the annual rate of inflation will not increase significantly in the future. Higher rates of inflation may accelerate increases in our operating expenses and capital expenditures and reduce the value and purchasing power of our ruble denominated assets, such as cash and cash equivalents. Changes in the value of the U.S. dollar or the euro compared with the Russian ruble can also impact our results by altering the price of fuel and of new vehicles, which, even if they are produced in Russia, are made of certain imported components. Foreign exchange rate fluctuations will particularly affect our Anytime Prime segment, as the majority of our long-term rental fleet is comprised of foreign-made vehicles. Additionally, changes in the key rate of the Central Bank of Russia can affect the interest rate under new leasing contracts, which depends on the key rate.

Components of Results of Operations

Revenue

Our revenue consists of revenue from our principal offerings, car sharing and long-term rentals. In addition, we generate revenue from other complementary services, such as our delivery service, as well as from the sale of used vehicles and other incidental customer fees.

Revenue generated from our offerings primarily consists of the fees paid by customers to use our services. For our car sharing service, we generate revenue from the fees paid by customers to access and use our car sharing service, which, with limited exceptions, they pay on completion of their trip. For our long-term rental service, we similarly generate revenue from customer fees paid to access and use our long-term rental service, but customers are charged at the commencement of their rental period. For our delivery service, a complementary offering, we generate revenue from the fees we charge to retailers to deliver orders to their end customers, which they pay on a monthly basis for orders delivered during the month.

Revenue from the sale of used vehicles relates to the proceeds gained from selling vehicles we owned, rather than leased, from which we generated RUB 23 million in revenue for the year ended December 31, 2019, when we first sold a batch of used vehicles from our car fleet. We expect to start selling our current fleet in 2024, six years after we acquired the vehicles through lease agreements and three years after we purchased the vehicles from leasing companies, after which point we plan to sell our vehicles on a monthly basis.

Other incidental customer fees primarily consist of fees paid by customers as compensation for violating traffic and speeding rules, damaging our vehicles and breaching certain terms and conditions underpinning our service offerings, which customers agree to when they sign up for the service. The fees are recognized as follows:

•

Fees paid by customers for violating traffic and speeding rules are reimbursements of the traffic fines we pay on behalf of customers, and we charge such fees to customers after we have paid the fine. When we pay the fine, payment is recognized as cost of revenue, and on receipt of payment from our customers, the fee is recognized as revenue.

•

Fees paid by customers for damaging our vehicles reflect the market cost for repairing the damage caused with limitations determined in accordance with our terms and conditions, and we charge such fees to customers once the market cost of repair is determined. Once the repair cost is incurred, we report it as cost of revenue, or as a provision as further described in Note 24 to the unaudited interim condensed combined and consolidated financial statements for the six months ended June 30, 2021 and Note 26 to our audited combined and consolidated financial statements for the year ended December 31, 2020. Once we receive the payment from the customer at fault, we report the payment as revenue.

•

Fees paid by customers for breaching our terms and conditions, for example by smoking in or mistreating our cars, are recognized as revenue on receipt of the fine we charge to customers. This fee is not directly offset by corresponding costs but may indirectly result in subsequent costs should a customer’s actions in breach of our terms and conditions result in damage to a vehicle, necessitating subsequent repair.

For the year ended December 31, 2020 and subsequently, we report all revenue from our car sharing and delivery services, as well as incidental customer fees that relate specifically to our car sharing fleet, under the Delimobil segment. For the Anytime Prime segment, we primarily report revenue from our long-term rental service, as well as incidental customer fees that relate specifically to our long-term rental fleet.

Our revenue recognition policies are further discussed in Note 3 to our audited combined and consolidated financial statements included at the end of this prospectus.

Cost of revenue

Our cost of revenue consists primarily of car repair and maintenance costs, cost of fuel including refueling services, depreciation of right-of-use assets, salaries and social contributions, including share-based remuneration for our Phantom Share Plan, parking permits, costs of delivery services, amortization of intangible assets, depreciation of property, plant and equipment, expenses from the sale of used vehicles and other expenses.

Car repair and maintenance costs consist of expenses related to the repair and maintenance of our vehicles, ancillary maintenance expenses (e.g., car washing, the purchase and storage of new tires and current and seasonal mounting) and wages paid to private contractors who service our vehicles on an ad hoc basis.

Cost of fuel including refueling services consists, in addition to costs for fuel, of costs for the transportation of fuel to each vehicle in cases where vehicles are refueled at their respective locations.

Salaries and social contributions consist of salaries and social contributions for our repair and maintenance staff.

Expenses relating to parking permits consist of the duties we pay to the municipalities of Moscow, Kazan and Tula to be able to park our vehicles in public parking lots and spaces in these cities.

Depreciation of right-of-use assets consists primarily of depreciation of our leased car fleet, which as of June 30, 2021 consisted of 15,127 vehicles and as of December 31, 2020 consisted of 14,312 vehicles.

Costs of delivery services consist primarily of costs incurred in paying our couriers for delivering the products of retailers to their end customers.

Amortization of intangible assets consists primarily of amortization expenses associated with the engineering and product development of, and ongoing improvements to, our platform offerings, including the Delimobil app.

Depreciation of property, plant and equipment consists primarily of expenses related to our owned car fleet, which as of December 31, 2020 consisted of 135 vehicles, as well as IT equipment. As of June 30, 2021, our owned car fleet increased to 1,450 vehicles, of which 1,441 vehicles were in the Delimobil segment and 9 vehicles were in the Anytime Prime segment.

Expenses from the sale of used vehicles consist of residual value.

Other expenses consist primarily of costs related to insurance, fines for violation of traffic rules, acquiring fees, customer service expenses and expenses for car fleet relocation between regions.

We expect that cost of revenue will continue to increase in absolute terms for the foreseeable future as we continue to grow our car fleet and business operations in general. As the number of vehicles in our fleet and the use of our services increase, we expect related increases for car repair and maintenance costs, cost of fuel and refueling services, depreciation of right-of-use assets, insurance costs and other cost of revenue expenses. However, as a percentage of revenue, we expect that cost of revenue will decrease over time as a result of economies of scale and the greater efficiency we achieve from business growth.

Sales and marketing expenses

Our sales and marketing expenses consist of advertising and marketing expenses and salaries and social contributions, including share-based remuneration for our Phantom Share Plan, of our marketing staff. Advertising and marketing expenses can be broken down into online and offline marketing. The majority of our expenses are related to online marketing, which is focused on targeted advertisements and social media. Our online marketing efforts are designed either to entice potential customers to try our offerings for the first time or to retain customers who have a history of using our services but are not currently active users to return to our platform. Our advertising and marketing expenses also include offline marketing, which covers in-person events and physical advertisements, allowing us to reach potential customers that cannot be reached online and to increase our overall brand awareness. The salaries and social contributions are the costs incurred by our marketing department, including the salaries of our creative team. We plan to continue to invest in advertising and marketing to attract and retain customers on our platform and increase our brand awareness. We expect that sales and marketing expenses will continue to increase in absolute terms due to regional expansion, but decrease as a percentage of revenue as our business continues to scale upwards.

General and administrative expenses

Our general and administrative expenses primarily consist of salaries and social contributions, including share-based remuneration for our Phantom Share Plan, for our personnel involved in human resources, finance and information technology (aside from our engineering team tasked with further developing our mobile apps, whose salaries and social contributions are reported under cost of revenue), legal and administrative functions, the cost of information services and communication (primarily cost of data storage on our outsourced servers), audit and accounting fees, expected credit losses of trade receivables, depreciation of property, plant and equipment, amortization of intangible assets and other expenses, which comprise outside legal, consulting, and bank fees, office rent and related costs and debt collection service fees.

Following the completion of the offering, we expect to incur additional general and administrative expenses as a result of operating as a public company, including expenses related to compliance with the rules and regulations of the SEC and the listing standards of the NYSE, greater investor relations expenses and increased legal, audit and consulting fees. We also expect to increase the size of our general and administrative function to support the growth of our business and our increased compliance requirements. Therefore, we expect that our general and administrative expenses will increase in absolute terms in future periods and as a percentage of revenue in 2021 and 2022 due to costs related to this offering, but will decrease as a percentage of revenue in future periods as our business continues to scale.

Other income / (expenses)

Other income primarily consists of the reversal of an impairment loss on a right-of-use asset, subsidies received and insurance compensation arising from claims for third-party damage to our vehicles. Other expenses primarily consist of impairment of a right-of-use asset, VAT write-off and losses incurred on terminating lease agreements.

Impairment of a right-of-use asset, which relates specifically to the valuation of our leased car fleet, can be reported either as other income or as other expenses due to the following: if the carrying amount of a right-of-use asset decreases in a certain period as a result of a revaluation, the decrease is recognized and reported as other expenses; if the carrying amount of the right-of-use asset then increases in the following period as a result of revaluation, the increase is recognized and reported in other income as reversal of an impairment to the extent that it reverses the revaluation decrease of the same asset previously recognized in other expenses. As we calculate the value of our leased car fleet every year based on the fair market value of each vehicle, it is possible for the valuation of our fleet to increase or decrease, resulting in either an impairment reversal or impairment loss.

Subsidies received relate to the funding provided by the Moscow Department of Transport to cover part of the interest payable under our lease agreements, which amounted to RUB 182 million for the year ended December 31, 2020 and RUB 42 million for the year ended December 31, 2019. According to the terms of the subsidies, VAT on lease payments for which the subsidy was received is subject to recovery at the expense of the subsidy recipient. Therefore, we reported a VAT write-off RUB 37 million related to subsidies received in 2020 and 2019 and recognized for the year ended December 31, 2020. We did not receive any subsidies for the six months ended June 30, 2021 or 2020.

Losses incurred on terminating lease agreements consist of the costs associated with our decision to return, rather than buy out, vehicles supplied under operating lease agreements as part of our general strategy to acquire our fleet primarily through finance lease agreements.

Finance income / (costs)

Finance income primarily consists of interest earned on cash deposits, gain from change due to forex translation of financial instruments and foreign exchange rate gains. Finance costs primarily consist of interest expense for leases and borrowings, foreign exchange rate losses, expenses relating to lease modifications, costs associated with preferred shares offering and other financial expenses. Expenses relating to lease modifications consist primarily of the increase in interest payments under our lease agreements following the deferral of our lease payment obligations as a result of the COVID-19 pandemic. Other finance expenses consist primarily of provision and payments for taxes to be paid on borrowing costs.

We expect finance costs to continue to increase in absolute terms for the foreseeable future to the extent that we continue to see growth in our car fleet and business operations in general. This growth will entail new lease agreements and potentially the need for new borrowings, which will increase our interest expenses from leases and borrowings.

Taxation

The Companies, our Russian subsidiaries through which our business is operated, are subject to the standard rate of Russian income tax, which for the years ended December 31, 2019 and 2020 was 20%. Due to the nature of our business, the Delimobil and Anytime Prime segments have generated losses since inception, so we have not paid income taxes. We are entitled under Russian tax laws to carry forward any losses incurred for an indefinite period and to offset our losses carried forward against future taxes of up to 50% of each year’s annual profit. For the six months ended June 30, 2021, we had a tax loss carry forward totaling RUB 1,531 million and for the year ended December 31, 2020, we had a tax loss carry forward totaling RUB 1,524 million.

Results of Operations

The table below sets forth the results of operations for the six months ended June 30, 2021 and 2020 and the years ended December 31, 2020 and 2019.

	Six months ended June 30,		Year ended December 31,
	2021	2020	2020	2019
	RUB million
Revenue	4,930	2,245	6,449	5,012
Cost of revenue	(3,909)	(2,766)	(6,377)	(5,488)

Gross profit/(loss)	1,021	(521)	72	(476)
Sales and marketing expenses	(276)	(158)	(436)	(445)
General and administrative expenses	(795)	(484)	(1,100)	(983)
Other income	155	76	716	176
Other expenses	(49)	(26)	(178)	(425)
Finance income	90	16	15	—
Finance costs	(1,105)	(1,681)	(2,564)	(1,997)

Loss before income tax	(959)	(2,778)	(3,475)	(4,150)
Income tax benefit	(111)	482	419	577

Loss for the period	(1,070)	(2,296)	(3,056)	(3,573)

Six months ended June 30, 2021 and 2020

Revenue

Revenue increased by RUB 2,685 million, or 120%, from RUB 2,245 million for the six months ended June 30, 2020, to RUB 4,930 million for the six months ended June 30, 2021.

The following table sets forth a breakdown of revenue by segment and type for the periods indicated.

	Six months ended June 30,
	2021	2020
	RUB million
Revenue by segment:
Delimobil	4,761	2,169
Anytime Prime	157	76
Non-reportable	12	—

Total	4,930	2,245

Revenue by type:
Revenue from car sharing services	3,938	1,780
Other incidental customer fees	682	356
Revenue from delivery services	153	41
Revenue from long-term rental services	145	68
Revenue from used vehicles sales	—	—
Other revenue	12	—

Total	4,930	2,245

The increase in revenue was driven by a RUB 2,592 million, or 120%, increase in revenue from the Delimobil segment, from RUB 2,169 million for the six months ended June 30, 2020 to RUB 4,761 million for the six months ended June 30, 2021, and a RUB 81 million, or 107%, increase in revenue from the Anytime Prime segment, from RUB 76 million for the six months ended June 30, 2020 to RUB 157 million for the six months ended June 30, 2021.

The increase in revenue in the Delimobil segment was primarily the result of a RUB 2,158 million, or 121%, increase in revenue from our car sharing service, from RUB 1,780 million for the six months ended June 30, 2020 to RUB 3,938 million for the six months ended June 30, 2021; a RUB 322 million, or 93%, increase in other incidental customer fees attributable to the Delimobil segment, from RUB 348 million for the six months ended June 30, 2020 to RUB 670 million for the six months ended June 30, 2021; and a RUB 112 million, or 273%, increase in revenue generated from our delivery service, from RUB 41 million for the six months ended June 30, 2020 to RUB 153 million for the six months ended June 30, 2021.

The RUB 2,158 million increase in revenue from our car sharing service during the period under review was primarily attributable to (i) price growth through our client rating system implemented in October 2020 and our GEO dynamic pricing algorithm implemented in the first half of 2021, as Revenue per Minute grew by RUB 2.1, or 45%, from RUB 4.7 for the six months ended June 30, 2020 to RUB 6.8 for the six months ended June 30, 2021, (ii) growth of Weighted Average Fleet by 21% from 12,227 vehicles for the six months ended June 30, 2020 to 14,750 vehicles for the six month ended June 30, 2021, and (iii) growth of daily vehicle utilization from 3.9 hours per vehicle for six months ended June 30, 2020 to 4.4 hours per vehicle for the six months ended June 30, 2021. In addition, the increase in revenue from our car sharing services was also a result of the lockdown restrictions in April to June 2020, which meant our car sharing services operated 41% (two and a half months) less time in the six months ended June 30, 2020, compared to the same period in 2021. Total Minutes Sold grew by 51%, from 381 million for the six months ended June 30, 2020 to 577 million for the six months ended June 30, 2021.

The RUB 322 million, or 93%, increase in other incidental customer fees attributable to the Delimobil segment was primarily due to an improvement in effectiveness of debt collection from customers with unpaid fees due to traffic violations, car damage or contractual breaches. The increase in other incidental customer fees was also a result of the April to June 2020 lockdown, during which our services were curtailed.

The increase in revenue in the Anytime Prime segment was primarily due to a RUB 77 million, or 113%, increase in revenue from long-term rentals, from RUB 68 million for the six months ended June 30, 2020 to RUB 145 million for the six months ended June 30, 2021, and a RUB 4 million, or 50%, increase in other incidental fees attributable to the Anytime Prime segment, from RUB 8 million for the six months ended June 30, 2020 to RUB 12 million for the six months ended June 30, 2021.

The RUB 77 million increase in revenue from our long-term rentals was primary attributable to (i) growth in total rental days by 41%, from 25,732 days for the six months ended June 30, 2020 to 46,051 days for the six months ended June 30, 2021, and (ii) growth of Revenue per Rental Day by 51%, from RUB 2,089 for the six months ended June 30,2020 to RUB 3,149 for the six months ended June 30, 2021. In addition, the increase in revenue from our long-term rentals was a result of the lockdown, which prohibited the start of new rentals but allowed the completion of rentals started before the restrictions.

Cost of revenue

Cost of revenue increased by RUB 1,143 million, or 41%, from RUB 2,766 million for the six months ended June 30, 2020, to RUB 3,909 million for the six months ended June 30, 2021.

The following table sets forth a breakdown of cost of revenue for the periods indicated.

	Six months ended June 30,
	2021	2020
	RUB million
Car repair and maintenance	(1,049)	(651)
Fuel (including re-fueling services)	(866)	(534)
Depreciation of right-of-use assets	(557)	(453)
Salaries and social contributions	(288)	(298)
Parking permissions	(174)	(172)
Delivery service	(83)	(22)
Amortization of intangible assets	(55)	(23)
Depreciation of property, plant and equipment	(27)	(5)
Other	(810)	(608)

Total	(3,909)	(2,766)

The increase in cost of revenue was primarily driven by a RUB 398 million, or 61%, increase in car repair and maintenance costs, a RUB 332 million, or 62%, increase in costs for fuel (including re-fueling services), a RUB 104 million, or 23%, increase in depreciation of right-of-use assets and a RUB 202 million, or 33%, increase in other expenses, for the six months ended June 30, 2021, compared to the six months ended June 30, 2020.

The increase in car repair and maintenance costs as well as costs for fuel (including re-fueling services) was primarily due to the growth of our total leased car fleet, from 12,942 vehicles for the six months ended June 30, 2020 to 15,127 vehicles for the six months ended June 30, 2021. Growth in car repair and maintenance costs was partly attributable to the increase in total compensation paid to private contractors who service our vehicles on an ad hoc basis, as we engaged more contractors than additional full-time service staff to optimize business processes as as our operations have grown.

The increase in depreciation of right-of-use assets was also primarily related to the growth of our car fleet, as the increase in fleet size led to a corresponding rise in depreciation costs amounting to RUB 94 million for the six months ended June 30, 2021.

The increase in other expenses was primarily a result of (i) a RUB 182 million, or 101%, increase in insurance costs related to our car fleet, from RUB 181 million for the six months ended June 30, 2020 to RUB 363 million for the six months ended June 30, 2021, which was attributable to the growth of the car fleet and the continued gradual transfer of insurance payments from lease agreements recognized as initial cost of right-of-use assets to direct payments to insurance companies recognized as other expenses in cost of revenue, which first began in the second half of 2019, and (ii) a RUB 45 million increase in bank acquiring fees for the six months ended June 30, 2021, when compared to the same period in 2020, in line with revenue growth.

As a percentage of revenue, cost of revenue decreased from 123% for the six months ended June 30, 2020 to 79% for the six months ended June 30, 2021. The decrease in cost of revenue as a percentage of revenue was driven primarily by optimization of car repair and maintenance and fuel expenses, which decreased from 53% of revenue for the six months ended June 30, 2020 to 39% of revenue for the six months ended June 30, 2021, as well as lower salaries and social contributions as a percentage of revenue, which decreased from 13% for the six months ended June 30, 2020 to 6% for the six months ended June 30, 2021. This decrease in cost of revenue as a percentage of revenue resulted from our increased operating leverage and was partially affected by the government-mandated lockdown from April to June 2020 and COVID-19 related restrictions in the six months ended June 30, 2020.

Sales and marketing expenses

Sales and marketing expenses increased by RUB 118 million, or 75%, from RUB 158 million for the six months ended June 30, 2020, to RUB 276 million for the six months ended June 30, 2021.

The following table sets forth a breakdown of sales and marketing expenses for the periods indicated.

	Six months ended June 30,
	2021	2020
	RUB million
Advertising and marketing	(261)	(144)
Salaries and social contributions	(15)	(14)

Total	(276)	(158)

The increase in sales and marketing expenses was primarily attributable to a RUB 117 million, or 81%, increase in advertising and marketing expenses for the six months ended June 30, 2021, compared to the six months ended June 30, 2020, as we significantly decreased our advertising and marketing expenses in the comparable period of 2020 as a result of the government-mandated lockdown in April to June 2020 in response to the COVID-19 pandemic.

As a percentage of revenue, sales and marketing expenses decreased from 7% for the six months ended June 30, 2020, to 6% for the six months ended June 30, 2021.

General and administrative expenses

General and administrative expenses increased by RUB 311 million, or 64%, from RUB 484 million for the six months ended June 30, 2020, to RUB 795 million for the six months ended June 30, 2021.

The following table sets forth a breakdown of general and administrative expenses for the periods indicated.

	Six months ended June 30,
	2021	2020
	RUB million
Salaries and social contributions	(463)	(302)
Information services and communication	(94)	(69)
Expected credit losses of trade receivables	(31)	(34)
Depreciation of property, plant and equipment	(14)	(8)
Audit and accounting fees	(23)	(7)
Amortization of intangible assets	(5)	(4)
Other	(165)	(60)

Total	(795)	(484)

The increase in general and administrative expenses was primarily due to a RUB 161 million, or 53%, increase in salaries and social contributions, a RUB 25 million, or 36%, increase in information services and communication and a RUB 105 million, or 175%, increase in other costs for the six months ended June 30, 2021, compared to the six months ended June 30, 2020.

The increase in salaries and social contributions was primarily related to the increase in the number of human resources, legal and information technology staff employed, resulting in a wage indexation adjustment of RUB 115 million in the six months ended June 30, 2021, compared to the six months ended June 30, 2020, as well as the addition of share-based remuneration amounting to RUB 46 million following the implementation of our Phantom Share Plan at the end of June 2021. The increase in expenses relating to information services and communication was primarily attributable to data storage costs associated with our use of a third-party cloud computing service and outsourced data center. The increase in audit and accounting fees was primarily attributable to accruals of RUB 14 million for the audit of our combined and consolidated financial statements. The increase in other costs was primarily a result of a RUB 37 million increase in expenses to third party debt collection agencies for collection of customers’ outstanding payments due to us, from RUB 4 million for the six months ended June 30, 2020 to RUB 41 million for the six months ended June 30, 2021, as well as a RUB 17 million increase in rental payments, from RUB 26 million for the six months ended June 30, 2020 to RUB 43 million for the six months ended June 30, 2021, due to the relocation of one of our offices in June 2020.

As a percentage of revenue, general and administrative expenses decreased from 22% for the six months ended June 30, 2020, to 16% for the six months ended June 30, 2021. The decrease in general and administrative expenses as a percentage of revenue was driven predominantly by decreasing salaries and social contribution as a percentage of revenue, from 13% for the six months ended June 30, 2020 to 9% for the six months ended June 30, 2021. This was driven by our increased operating leverage as a result of the increasing scale of our business, and was partially affected by the government-mandated lockdown from April to June 2020 and COVID-19 related restrictions in the six months ended June 30, 2020.

Other income / (expenses)

Other income, net, increased by RUB 56 million, or 112%, from RUB 50 million for the six months ended June 30, 2020, to RUB 106 million for the six months ended June 30, 2021.

The following table sets forth a breakdown of other income, net, for the periods indicated.

	Six months ended June 30,
	2021	2020
	RUB million
Other income:
Compulsory civil liability insurance proceeds	123	53
Insurance compensation received for damage of vehicles	11	8
Other	21	15

Total other income	155	76

Other expenses:
Impairment of a right-of-use asset	(32)	(21)
Provision for other current assets	(2)	—
Loss on disposal of property, plant and equipment, net	(2)	(1)
Other	(13)	(4)

Total other expenses	(49)	(26)

Net other income	106	50

The increase in other income, net, was the combined result of a RUB 79 million, or 104%, increase in total other income and a RUB 23 million, or 88%, increase in total other expenses over the period.

The increase in total other income was primarily related to a RUB 70 million, or 132%, increase in compulsory civil liability insurance proceeds for the six months ended June 30, 2021. The increase in compulsory civil liability insurance proceeds was attributable to growth in our operations. The increase in total other expenses was primarily attributable to a RUB 11 million, or 52%, increase in an impairment loss on a right-of-use asset over the period in respect of total damaged vehicles. We did not carry out a revaluation of our car fleet for purposes of preparing our unaudited interim condensed combined and consolidated financial statements as based on our accounting policy we do such revaluation once a year at the end of each fiscal year. See “Critical Accounting Estimates and Judgments —Revaluation of right-of-use assets” for more information on how we carry out a revaluation of our car fleet.

Finance income / (costs)

Finance costs, net, decreased by RUB 650 million, or 39%, from RUB 1,665 million for the six months ended June 30, 2020, to RUB 1,015 million for the six months ended June 30, 2021.

The following table sets forth a breakdown of finance costs, net, for the periods indicated.

	Six months ended June 30,
	2021	2020
	RUB million
Finance income:
Gain from change due to forex translation of financial instruments	67	—
Income related to the lease modifications	16	—
Interest receivable	5	1
Gain from a bargain purchase of Prolive+ LLC	2	—
Foreign exchange gain, net	—	15

Total finance income:	90	16

Finance costs:
Lease interest expense	(562)	(695)
Borrowing interest expense	(376)	(288)
Costs associated with preferred shares offering	(165)	—
Expenses related to the lease modifications	—	(698)
Other	(2)	—

Total finance costs	(1,105)	(1,681)

Net finance costs	(1,015)	(1,665)

The decrease in finance costs, net, was primarily driven by a RUB 133 million decrease in lease interest expense and a RUB 698 million decrease in expenses related to the lease modifications.

We recognized the gain from change due to forex translation of financial instruments in the amount of RUB 67 million.

Gain from a bargain purchase of Prolive+ LLC reflects the excess of net assets of Prolive+ LCC over the sum of the consideration paid for the purchase of Prolive+ LLC and the amount of the non-controlling interest.

The decrease in lease interest expense was primarily a result of separating insurance payments from our lease agreements so that we could obtain insurance coverage directly from insurance companies and lower interest rates for new lease agreements concluded in the six months ended June 30, 2021. The expenses relating to the lease modifications incurred in the six months ended June 30, 2020 resulted from the restructuring of lease payments due to the lockdown period in April to June 2020 when our services were not in operation. No such expenses were incurred in the six months ended June 30, 2021.

Costs associated with preferred shares offering in the amount of RUB 165 million relate to the cost of arranging the private placement of convertible preferred shares to Nevsky Property.

Income tax (expense)/ benefit

For the six months ended June 30, 2020, we reported an income tax benefit of RUB 482 million. For the six months ended June 30, 2021, we reported an income tax expense of RUB 111 million, which was primarily attributable to not recognizing any further deferred tax assets for our tax losses in excess of the estimate of future taxable profits. We will be reviewing our estimate of probable future taxable profits as we update next year’s budget and business plan towards the end of the current fiscal year.

Year ended December 31, 2020 and 2019

Revenue

Revenue increased by RUB 1,437 million, or 29%, from RUB 5,012 million for the year ended December 31, 2019, to RUB 6,449 million for the year ended December 31, 2020.

The following table sets forth a breakdown of revenue by segment and type for the periods indicated.

	Year ended December 31,
	2020	2019
	RUB million
Revenue by segment:
Delimobil	6,250	4,551
Anytime Prime	197	438
Non-reportable	2	23

Total	6,449	5,012

Revenue by type:
Revenue from car sharing services	5,170	4,279
Other incidental customer fees	953	606
Revenue from long-term rental services	176	104
Revenue from delivery services	148	—
Revenue from used vehicles sales	—	23
Other revenue	2	—

Total	6,449	5,012

The increase in revenue was driven by a RUB 1,699 million, or 37%, increase in revenue from the Delimobil segment, from RUB 4,551 million for the year ended December 31, 2019 to RUB 6,250 million for the year ended December 31, 2020. This increase was partially offset by the RUB 241 million, or 55%, decrease in revenue from the Anytime Prime segment, from RUB 438 million for the year ended December 31, 2019 to RUB 197 million for the year ended December 31, 2020.

The increase in revenue in the Delimobil segment was primarily driven by a RUB 1,174 million, or 29%, increase in revenue from our car sharing service, from RUB 3,996 million for the year ended December 31, 2019 to RUB 5,170 million for the year ended December 31, 2020; a RUB 377 million, or 68%, increase in other incidental customer fees attributable to the Delimobil segment, from RUB 555 million for the year ended December 31, 2019 to RUB 932 million for the year ended December 31, 2020; and the RUB 148 million in revenue generated from our delivery service for the year ended December 31, 2020, which we launched in April 2020 when our car sharing service was temporarily suspended in almost all of the Russian cities in which we operate due to lockdown restrictions imposed in response to the COVID-19 pandemic.

The RUB 1,174 million increase in revenue from our car sharing service during the period under review was primarily attributable to price growth, as Revenue per Minute grew by RUB 1.2, or 28%, from RUB 4.3 for the year ended December 31, 2019 to RUB 5.5 for the year ended December 31, 2020, while Total Minutes Sold remained largely the same, with 935 million Total Minutes Sold for the year ended December 31, 2020 and 932 million Total Minutes Sold for the year ended December 31, 2019, due to the lockdown restrictions in April to June 2020 which constrained our car sharing operations. Revenue per Minute increased due to an increase in the fixed basic pricing component of our dynamic pricing model as well as the introduction of the customer rating component of our dynamic pricing model, which was implemented in October 2020.

The RUB 347 million increase in other incidental customer fees was primarily due to an improvement in effectiveness of third party debt collection agencies in collecting outstanding payments from customers who have not paid fines due for violating traffic rules, causing damage to our vehicles or violating rental conditions.

The decrease in revenue in the Anytime Prime segment was primarily attributable to our strategic decision in July 2019 to cease providing car sharing operations through our long-term rental car fleet to focus on developing our long-term rental business, which resulted in a RUB 283 million loss in car sharing revenue, from RUB 283 million for the year ended December 31, 2019 to nil for the year ended December 31, 2020, as well as a RUB 30 million decrease in other incidental customer fees, from RUB 51 million for the year ended December 31, 2019 to RUB 21 million for the year ended December 31, 2020. This change was partially offset by the RUB 72 million, or 69%, increase in revenue from long-term rentals, from RUB 104 million for the year ended December 31, 2019 to RUB 176 million for the year ended December 31, 2020. The increase in revenue from long-term rentals resulted from our focus on developing a business strategy for our long-term rental service, determining its target audience and establishing its pricing policy, which led to an increase in utilization of our long-term rental fleet and corresponding revenue growth.

Cost of revenue

Cost of revenue increased by RUB 889 million, or 16%, from RUB 5,488 million for the year ended December 31, 2019, to RUB 6,377 million for the year ended December 31, 2020.

The following table sets forth a breakdown of cost of revenue for the periods indicated.

	Year ended December 31,
	2020	2019
	RUB million
Car repair and maintenance	(1,667)	(1,597)
Fuel (including re-fueling services)	(1,320)	(1,315)
Depreciation of right-of-use assets	(918)	(722)
Salaries and social contributions	(592)	(672)
Parking permissions	(351)	(272)
Delivery service	(77)	—
Amortization of intangible assets	(60)	(8)
Depreciation of property, plant and equipment	(9)	(2)
Expenses from the sale of vehicles	—	(25)
Other	(1,383)	(875)

Total	(6,377)	(5,488)

The increase in cost of revenue was driven by a RUB 508 million, or 58%, increase in other expenses, a RUB 196 million, or 27%, increase in depreciation of right-of-use assets, a RUB 79 million, or 29%, increase in parking permits costs and RUB 77 million in costs of delivery services in the year ended December 31, 2020, compared to the year ended December 31, 2019.

The increase in other expenses was primarily related to a RUB 386 million increase in insurance costs for our car fleet, which was attributable to the gradual transfer of insurance payments from lease agreements recognized as initial cost of right-of-use assets to direct payments to insurance companies recognized as other expenses in cost of revenue starting from the second half of 2019. This increase was also attributable to a RUB 69 million increase in expenses for relocating cars in our fleet from Moscow to other regions after the start of the city’s lockdown in response to the COVID-19 pandemic. The increase in depreciation of right-of-use assets was primarily related to the growth of our car fleet (the number of right-of-use assets increased by 3,138 vehicles to a total of 14,312 vehicles as of December 31, 2020). The increase of costs for delivery services was primarily attributable to the launch of our delivery service in April 2020.

As a percentage of revenue, cost of revenue decreased from 109% for the year ended December 31, 2019, to 99% for the year ended December 31, 2020. The decrease in cost of revenue as a percentage of revenue was driven primarily by optimization of car repair and maintenance and fuel expenses, which decreased from 58% of revenue for the year ended December 31, 2019 to 46% of revenue for the year ended December 31, 2020, as well as lower salaries and social contributions as a percentage of revenue, which decreased from 13% for the year ended December 31, 2019 to 9% for the year ended ended December 31, 2020. This decrease in cost of revenue as a percentage of revenue occurred due to our increased operating leverage and was partially affected by the government-mandated lockdown from April to June 2020 and COVID-19 related restrictions in the year ended December 31, 2020.

Sales and marketing expenses

Sales and marketing expenses decreased by RUB 9 million, or 2%, from RUB 445 million for the year ended December 31, 2019, to RUB 436 million for the year ended December 31, 2020.

The following table sets forth a breakdown of sales and marketing expenses for the periods indicated.

	Year ended December 31,
	2020	2019
	RUB million
Advertising and marketing	(407)	(421)
Salaries and social contributions	(29)	(24)

Total	(436)	(445)

The decrease in sales and marketing expenses was driven by a RUB 14 million, or 3%, reduction in advertising and marketing expenses between the two periods, which was primarily related to a decrease in spending on advertising and marketing as a result of the COVID-19 pandemic partially offset by the growth in our business. During the government-mandated lockdown period in April to June 2020, we temporarily suspended both our online and offline marketing campaigns.

As a percentage of revenue, sales and marketing expenses decreased from 9% for the year ended December 31, 2019, to 7% for the year ended December 31, 2020.

General and administrative expenses

General and administrative expenses increased by RUB 117 million, or 12%, from RUB 983 million for the year ended December 31, 2019, to RUB 1,100 million for the year ended December 31, 2020.

The following table sets forth a breakdown of general and administrative expenses for the periods indicated.

	Year ended December 31,
	2020	2019
	RUB million
Salaries and social contributions	(630)	(579)
Information services and communication	(171)	(125)
Expected credit losses of trade receivables	(72)	(71)
Depreciation of property, plant and equipment	(24)	(11)
Audit and accounting fees	(12)	(18)
Amortization of intangible assets	(8)	(4)
Other	(183)	(175)

Total	(1,100)	(983)

The increase in general and administrative expenses was primarily driven by increases in salaries and social contributions and in expenses relating to information services and communication, which grew by 9% and 37%, respectively, over the period. The increase in salaries and social contributions was due to an increase in overall staffing needs corresponding to our growth. The increase in expenses relating to information services and communication was related to an increase in the amount of data we process and store due to the growth of our operations and car fleet, which in turn led to the need for additional outsourced third-party cloud services and server space.

As a percentage of revenue, general and administrative expenses decreased from 20% for the year ended December 31, 2019, to 17% for the year ended December 31, 2020. The decrease in general and administrative expenses as a percentage of revenue was driven predominantly by decreasing salaries and social contribution as a percentage of revenue, from 12% for the year ended December 31, 2019 to 10% for the year ended December 31, 2020. This was driven by our increased operating leverage as a result of the increasing scale of our business and was partially affected by the government-mandated lockdown from April to June 2020 and COVID-19 related restrictions in year ended December 31, 2020.

Other income / (expenses)

Other income, net, increased by RUB 787 million, or 316%, from a RUB 249 million net loss for the year ended December 31, 2019, to a RUB 538 net gain for the year ended December 31, 2020.

The following table sets forth a breakdown of other income, net, for the periods indicated.

	Year ended December 31,
	2020	2019
	RUB million
Other income:
Reversal of an impairment loss on a right-of-use asset	304	—
Subsidies received	182	42
Compulsory civil liability insurance proceeds	163	106
Insurance compensation received for damage of vehicles	12	—
Reversal of impairment loss on property, plant and equipment	9	—
Gain on disposal of property, plant and equipment, net	2	—
Reversal of provision for receivables accrued	2	4
Other	42	24

Total other income	716	176

Other expenses:
Impairment of a right-of-use asset	(60)	(361)
VAT write-off	(39)	(8)
Loss on lease terminations	(31)	(3)
Write-off of receivables	(17)	(4)
Provision for other current assets	(2)	(15)
Impairment of property, plant and equipment	—	(12)
Loss on disposal of property, plant and equipment, net	—	(9)
Other	(29)	(13)

Total other expenses	(178)	(425)

Net other income	538	(249)

The increase in other income, net, was the combined result of a RUB 540 million, or 307%, increase in total other income and a RUB 247 million, or 58%, decrease in total other expenses over the period.

The increase in total other income was driven primarily by the RUB 304 million reversal of an impairment loss on a right-of-use asset for the year ended December 31, 2020 as well as a RUB 140 million increase in subsidies received. The reversal of an impairment loss on a right-of-use asset was attributable to the aggregate growth in fair market value of the vehicles comprising our car fleet. The increase in subsidies received was primarily attributable to the increase in funding provided by the Moscow Department of Transport to help cover part of the interest expense on the finance lease agreements we entered into to acquire new vehicles for our fleet, from RUB 42 million for the year ended December 31, 2019 (a portion of which related to interest paid in 2018) to RUB 182 million for the year ended December 31, 2020 (a portion of which related to interest paid in 2019).

The decrease in total other expenses was primarily due to the RUB 301 million decrease in impairment loss on a right-of-use asset between the years ended December 31, 2019 and 2020, which was also attributable to the change in valuation of our fleet due to the restructuring of our operating lease agreements.

Finance income / (costs)

Finance costs, net, increased by RUB 552 million, or 28%, from RUB 1,997 million for the year ended December 31, 2019, to RUB 2,549 million for the year ended December 31, 2020.

The following table sets forth a breakdown of finance costs, net, for the periods indicated.

	Year ended December 31,
	2020	2019
	RUB million
Finance income:
Foreign exchange gain, net	12	—
Interest receivable	3	—

Total finance income:	15	—

Finance costs:
Lease interest expense	(1,257)	(1,063)
Borrowing interest expense	(705)	(543)
Expenses related to the lease modifications	(602)	(305)
Foreign exchange loss, net	—	(34)
Other finance expenses	—	(52)

Total finance costs	(2,564)	(1,997)

Net finance costs	(2,549)	(1,997)

The increase in finance costs, net, was primarily driven by increases in lease and borrowing interest expense as a result of expanding our car fleet, as well as a RUB 297 million, or 97%, increase in expenses related to the lease modifications as a result of increases in interest expense on our lease agreements following deferral of lease payments due to the COVID-19 pandemic and modifications associated with separating insurance payments from our lease agreements so that we could obtain insurance coverage directly from insurance companies.

Income tax benefit

Income tax benefit decreased by RUB 158 million, or 27%, from RUB 577 million for the year ended December 31, 2019, to RUB 419 million for the year ended December 31, 2019, primarily driven by an increase in our deferred tax assets.

Liquidity and Capital Resources

Overview

Since our inception in 2015, we have financed our operations, capital expenditure and working capital requirements primarily through loans and capital contributions from our controlling shareholders and companies under common control of our same ultimate controlling party. As at June 30, 2021, we have received capital contributions in the amount of RUB 6,307 million. In June 2021, we also received RUB 4,396 million through a private placement of convertible preferred shares to Nevsky Property, an affiliate of VTB. See “Certain Relationships and Related Party Transactions—Pre-IPO Shareholders’ Agreement” for more information on this transaction.

We obtained borrowings in the form of loans from controlling shareholders and companies under common control of our same ultimate controlling party of RUB 5,762 million, RUB 6,185 million and RUB 2,075 million as at June 30, 2021 and as at December 31, 2020 and 2019, respectively. Our cash and cash equivalents amounted to RUB 4,326 million, RUB 117 million and RUB 102 million, as at June 30, 2021 and December 31, 2020 and 2019, respectively.

We believe that, based on our current operating plan, our existing cash and cash equivalents and our existing borrowings, will be sufficient to meet our working capital and capital expenditure needs for at least the next 12 months.

Our future capital requirements will depend on many factors, including, but not limited to, our growth, our ability to attract and retain customers on our platform, the continuing market acceptance of our offerings, the timing and extent of spending to support the expansion of our operations in Russia and abroad, the increase of marketing and sales activities and any future investments or acquisitions we may make. Further, we may in the future enter into arrangements to acquire or invest in businesses, products, services and technologies. To execute our strategic initiatives to continue to grow our business, we may incur operating losses and generate negative cash flows from operations in the future, and as a result, we may require additional capital resources.

Working Capital

Our working capital is balanced between accounts payable and accounts receivable and, to a lesser extent, inventory. The primary movements in our working capital are discussed below.

Our accounts receivable, which mainly consist of other current assets, the majority of which is VAT receivables, amounted to RUB 241 million, RUB 403 million and RUB 581 million as at June 30, 2021 and December 31, 2020 and 2019, respectively.

Our accounts payable, which mainly include trade payables, amounted to RUB 345 million, RUB 442 million and RUB 489 million as at June 30, 2021 and December 31, 2020 and 2019, respectively.

Our inventories mainly include spare parts for the maintenance and repair of our vehicles, which amounted to RUB 161 million, RUB 132 million and RUB 74 million as at June 30, 2021 and December 31, 2020 and 2019, respectively. The changes to our working capital are attributable to improvements in operational activity, in particular, the receipt of VAT reimbursements from Russian tax authorities amounting to RUB 185 million for the six months ended June 30, 2021 and RUB 565 million for the year ended December 31, 2020.

Cash flows

The following table sets out our cash flows, in millions of Russian rubles, for the periods indicated.

	Six months ended June 30,		Year ended December 31,
	2021	2020	2020	2019
	RUB million		RUB million
Net cash flows (used in) / generated from operating activities	940	(814)	(106)	(1,418)
Net cash flows (used in) / generated from investing activities	(151)	(263)	(388)	16
Net cash flows generated from financing activities	3,422	1,212	483	1,364

Operating Activities

Six months ended June 30, 2021 and 2020

Net cash flows generated from operating activities for the six months ended June 30, 2021 amounted to RUB 940 million, compared to net cash flows amounting to RUB 814 million used in operating activities for the six months ended June 30, 2020. This improvement was primarily due to a RUB 1,226 million decrease in loss for the period, from RUB 2,296 million for the six months ended June 30, 2020 to RUB 1,070 million for the six months ended June 30, 2021, as well as a RUB 432 million positive change in working capital, which was the result of an improvement in operational activity, in particular, we received RUB 185 million in VAT reimbursement from Russian tax authorities for the six months ended June 30, 2021.

Net cash flows generated from operating activities for the six months ended June 30, 2021 was RUB 940 million, primarily consisting of a RUB 1,070 million net loss, adjusted for certain non-cash items and expenses and income relating to investment and financial activities, which primarily included RUB 598 million in depreciation expenses, RUB 562 million in lease interest expenses, RUB 376 million in borrowing interest expenses and a RUB 111 million change in deferred income taxes, as well as a RUB 185 million positive change in cash consumed by working capital primarily driven by an increase in trade and other payables and decrease in other current assets offset by contract liabilities and trade and other receivables.

Net cash flows used in operating activities for the six months ended June 30, 2020 was RUB 814 million, primarily consisting of a RUB 2,296 million net loss, adjusted for certain non-cash items and expenses and income relating to investment and financial activities, which primarily included RUB 698 million in lease modification expenses, RUB 695 million in lease interest expenses, a RUB 482 million positive change in deferred income taxes, RUB 466 million in depreciation expenses and RUB 288 million in borrowing interest expenses, as well as RUB 247 million in cash consumed by working capital, primarily driven by an increase in other current assets and trade and other receivables offset by an increase in other current liabilities and trade and other payables.

Years ended December 31, 2020 and 2019

Net cash flows used in operating activities improved by RUB 1,312 million, from RUB 1,418 million for the year ended December 31, 2019 to RUB 106 million for the year ended December 31, 2020. This was primarily due to a RUB 517 million decrease in loss for the period, from RUB 3,573 million for the year ended December 31, 2019 to RUB 3,056 for the year ended December 31, 2020, as well as a RUB 390 million positive change in working capital, which was principally the result of the fact that, in 2020, we received RUB 565 million in VAT reimbursement from Russian tax authorities.

Net cash flows used in operating activities for the year ended December 31, 2020 was RUB 106 million, primarily consisting of a RUB 3,056 million net loss, adjusted for certain non-cash items and expenses and income relating to investment and financial activities, which primarily included RUB 1,257 million in lease interest expenses, RUB 951 million in depreciation expenses, RUB 705 million in borrowing interest expenses, RUB 602 million in lease modification expenses, a RUB 419 million change in deferred income taxes and an impairment reversal of RUB 244 million on right-of-use assets, as well as a RUB 18 million decrease in cash consumed by working capital primarily driven by an increase in other non-current assets and other current liabilities offset by higher trade and other payables.

Net cash flows used in operating activities was RUB 1,418 million for the year ended December 31, 2019, primarily consisting of a RUB 3,573 million net loss, adjusted for certain non-cash items and expenses and income relating to investment and financial activities, which primarily included RUB 1,063 million in lease interest expenses, RUB 735 million in depreciation expenses, a RUB 577 million change in deferred income taxes, RUB 543 million in borrowing interest expenses, an impairment loss of RUB 361 million on right-of-use assets and RUB 305 million in lease modification expenses, as well as a RUB 408 million decrease in cash consumed by working capital primarily driven by an increase in trade and other payables offset by higher other current assets.

Investing Activities

Six months ended June 30, 2021 and 2020

Net cash flows used in investing activities decreased by RUB 112 million, from RUB 263 million for the six months ended June 30, 2020 to RUB 151 million for the six months ended June 30, 2021. This was primarily due to a RUB 131 million decrease in pre-paid lease rentals, from RUB 183 million in the six months ended June 30, 2020 to RUB 52 million in the six months ended June 30, 2021, due to improvements in the terms of our lease agreements that eliminated the need for advance payments in the Delimobil segment.

Net cash flows used in investing activities for the six months ended June 30, 2021 was RUB 151 million, which primarily consisted of RUB 74 million for the purchase of intangible assets, RUB 52 million in pre-paid lease rentals and RUB 38 million for the purchase of property, plant and equipment.

Net cash flows used in investing activities for the six months ended June 30, 2020 was RUB 263 million, which primarily consisted of RUB 183 million in pre-paid lease rentals and RUB 65 million for the purchase of intangible assets.

Years ended December 31, 2020 and 2019

Net cash flows for investing activities decreased by RUB 404 million, from RUB 16 million generated from investing activities for the year ended December 31, 2019 to RUB 388 million used in investing activities for the year ended December 31, 2020. This was primarily due to a RUB 750 million non-recurring cash inflow attributable to the sale of SMM LLC in December 2018 (discussed below), which was partially offset by a RUB 252 million reduction in prepaid lease agreements over the period under review.

Net cash flows used in investing activities for the year ended December 31, 2020 was RUB 388 million, which primarily consisted of RUB 200 million in pre-paid lease rentals, RUB 141 million in the purchase of intangible assets and RUB 72 million in the purchase of property, plant and equipment.

Net cash flows generated from investing activities for the year ended December 31, 2019 was RUB 16 million, which primarily consisted of a non-recurring cash inflow of RUB 750 million generated from the sale of SMM LLC in 2018 to one of our controlling shareholders under common control of our ultimate controlling party as part of a planned corporate restructuring offset by RUB 452 million in pre-paid lease rentals, RUB 181 million in the purchase of intangible assets and RUB 102 million in the purchase of property, plant and equipment. As part of our corporate reorganization in 2021, SMM LLC was contributed to Delimobil Holding S.A. along with Carsharing Russia LLC and Anytime LLC.

Financing Activities

Six months ended June 30, 2021 and 2020

Net cash flows generated from financing activities increased by RUB 2,210 million, from RUB 1,212 million for the six months ended June 30, 2020 to RUB 3,422 million for the six months ended June 30, 2021. This was primarily due to the RUB 4,401 million in cash received for the issuance of shares of Delimobil Holding S.A. to Nevsky Property, in the amount of RUB 4,396 million, and to MK Impact Finance, a securitization fund represented and managed by Mikro Kapital Management S.A., in the amount RUB 5 million, which was partly offset by (i) a RUB 1,433 million increase in lease payments as compared to the six months ended June 30, 2020, in which payments had been temporarily reduced as a result of restructuring our lease agreements with leasing companies in response to the COVID-19 pandemic and (ii) a RUB 861 million decrease in net cash flows generated from borrowing received. The decrease in net cash flows generated from borrowing received was primarily driven by an improvement in net cash flows generated from operating activities and attracting investments from the issuance of shares to Nevsky Property.

Net cash flows generated from financing activities for the six months ended June 30, 2021 was RUB 3,422 million, which primarily consisted of RUB 4,401 in the issue of shares and RUB 1,205 in borrowings received offset by RUB 1,604 in lease payments and RUB 562 in interest paid.

Net cash flows generated from financing activities for the six months ended June 30, 2020 was RUB 1,212 million, which primarily consisted of RUB 3,668 million in borrowings received offset by RUB 1,605 million in borrowings repaid, RUB 680 million in interest paid and RUB 171 million in lease payments.

Years ended December 31, 2020 and 2019

Net cash flows generated from finance activities decreased by RUB 881 million, from RUB 1,364 million for the year ended December 31, 2019 to RUB 483 million for the year ended December 31, 2020. This was primarily due to a RUB 534 million decrease in borrowing received, from RUB 5,624 million for the year ended December 31, 2019 to RUB 5,090 million for the year ended December 31, 2020.

Net cash generated from financing activities for the year ended December 31, 2020 was RUB 483 million, which primarily consisted of RUB 5,090 million in borrowing received offset by RUB 1,693 million in lease payments, RUB 1,642 million in borrowing repaid and RUB 1,269 million in lease interest payments.

Net cash flows generated from financing activities for the year ended December 31, 2019 was RUB 1,364 million, which primarily consisted of RUB 5,624 million in borrowing received offset by RUB 1,707 million in borrowing repaid, RUB 1,140 million in lease payments and RUB 1,420 million in lease interest payments.

Capital Expenditures

For the six months ended June 30, 2020 and 2021, our capital expenditures decreased by RUB 99 million, from RUB 263 million for the six months ended June 30, 2020 to RUB 164 million for the six months ended June 30, 2021. For the years ended December 31, 2019 and 2020, our capital expenditures decreased by RUB 322 million, from RUB 735 million for the year ended December 31, 2019 to RUB 413 million for the year ended December 31, 2020.

For the periods under review, our capital expenditures primarily consisted of costs associated with investment activities, such as advance payments under our lease agreements and the purchase of intangible assets, which comprises capitalization costs to develop our platform and mobile apps as well as payments for warehouse and IT equipment.

The decrease in our capital expenditures for the six months ended June 30, 2021 was attributable to a RUB 131 million reduction in advance payments under lease agreements, which was partly offset by a RUB 32 million increase in costs related to the purchase of property, plant and equipment and to the capitalization of the development of intangible assets relating to our platform and mobile apps.

The decrease in our capital expenditures for the year ended December 31, 2020 was attributable to the decrease in advance payments under lease agreements in 2020. We expect this cost to continue to decrease as we will cease to make advance payments under lease agreements for Delimobil’s car sharing fleet (unlike for Anytime Prime’s long-term rental fleet where we will continue to make advance payments under lease agreements in order to acquire vehicles in the more premium segments). We expect that capital expenditures in relation to purchase of intangible assets will increase as we continue to invest in the development of our platform and mobile apps to support the growth of our business.

Borrowings and Lease Liabilities

Borrowings

As at June 30, 2021, we had unsecured borrowings from controlling shareholders and companies under common control of the Group’s controlling shareholders amounting to RUB 5,762 million, of which RUB 5,713 million was denominated in Russian rubles and matures in 2021-2022 and RUB 49 million was denominated in euros and matures in 2022. All borrowings carry an interest rate of between 0% and 18%, of which a majority of the borrowings carry an interest rate of between 17% and 18%. The majority of our borrowings as at June 30, 2021 consists of borrowings received in 2020, whereas a smaller portion consists of borrowings prolonged for a further 11-month period. We used the proceeds of our borrowings for general corporate purposes and to fund our operations, and we expect to repay these borrowings from the proceeds of this offering. See “Use of Proceeds” for more information on the application of the net proceeds from this offering.

In June 2021, Mikro Kapital Group assigned loan receivables amounting to RUB 5,691million from Carsharing Russia LLC, Anytime LLC and SMM LLC to Delimobil Holding S.A. under an assignment agreement bearing an annual interest rate of 18% and carrying a fee for assignment calculated as 0.5% of the annual interest rate plus the base rate of the European Central Bank applied to the total amount of financial debt held by us, including principal and accrued interest. In addition, as part of our transaction with Nevsky Property, we entered into a subordination deed with Mikro Kapital Group and Nevsky Property pursuant to which we have subordinated our liabilities under the assignment agreement, including payment of consideration for the assignment, to our liabilities owed to Nevsky Property under the Pre-IPO Shareholders’ Agreement. See “Certain Relationships and Related Party Transactions—Pre-IPO Shareholders’ Agreement” for more information on this transaction.

As at December 31, 2020, we had unsecured borrowings from controlling shareholders and companies under common control of the Group’s controlling shareholders amounting to RUB 6,185 million, of which RUB 17 million matures in 2022 and RUB 6,168 million matures in 2021. All borrowings carry an interest rate of between 17% and 25% and are denominated in Russian rubles. The majority of our borrowings as at December 31, 2020 consists of borrowings received in 2020, whereas a smaller portion consists of borrowings prolonged for a further 11-month period.

See “Related Party Transactions—Loans from Shareholders” for further discussion of our borrowings from controlling shareholders and companies under common control of the Group’s controlling shareholders.

Lease Liabilities

As at June 30, 2021, we had lease liabilities amounting to RUB 9,274 million, of which RUB 4,379 million matures within 12 months. As at December 31, 2020, we had lease liabilities amounting to RUB

8,535 million, of which RUB 3,514 million matures within 12 months. The vast majority of our lease liabilities, or RUB 9,262 million as at June 30, 2021 and RUB 8,518 million as at December 31, 2020, relate to the leasing of vehicles in our car fleet. Lease liabilities relating to our car fleet carry an interest rate of between 11% and 23% and are denominated in Russian rubles as at June 30, 2021.

Recently Adopted Accounting Pronouncements

We have reviewed all recently issued standards and have determined that such standards will not have a material impact on our financial statements or do not otherwise apply to our operations.

Critical Accounting Estimates and Judgments

We prepare financial statements in accordance with IFRS, as adopted by the IASB, which requires us to make judgments, estimates and assumptions that affect the reported amounts of our assets and liabilities and the disclosure of our contingent assets and liabilities at the end of each fiscal period, as well as assessed value of income and expenses recognized in the reporting period, that are not readily apparent from other sources. We base our assumptions, judgments and estimates on the basis of past experience, current and expected economic and other factors that are believed to be reasonable under the circumstances. Actual results could differ materially from these estimates under different assumptions or conditions.

We regularly evaluate these judgments and estimates based on our own historical experience, knowledge and assessment of current business and other conditions and our expectations regarding the future based on available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. We believe the following critical accounting policies reflect the more significant judgments and estimates we used in the preparations of our combined and consolidated financial statements.

Our critical accounting estimates and judgments are discussed in Note 3 to our combined and consolidated financial statements. In addition to that discussion, we highlight the following:

Revaluation of right-of-use assets

When estimating the fair value of right-of-use assets for valuation purposes, we make assumptions about future events and key parameters, such as the market prices of vehicles used in our business. These assessments include uncertainty as there is currently no information available about similar transactions. If the actual outcome from the sale of our vehicles differs materially from the sale prices of vehicles in private use, our approach to estimating the fair value of right-of-use assets could change, which could in turn lead to a material impairment loss recorded for the next reporting period.

In our audited combined and consolidated financial statements, a net revaluation surplus effect, excluding income tax, of RUB 1,948 million was recognized from revaluation of right-of-use assets and property, plant and equipment for the year ended December 31, 2020 (negative effect in the amount of RUB 293 million for 2019). This consisted of (i) a revaluation of assets amounting to RUB 1,695 million (RUB 80 million for 2019) reported in other comprehensive income, (ii) a reversal of an impairment loss on a right-of-use asset and property, plant and equipment of RUB 313 million (nil for 2019) also reported in other income and (iii) an impairment of a right-of-use asset and property, plant and equipment of RUB 60 million (RUB 373 million for 2019) reported in other expenses.

In our unaudited interim condensed combined and consolidated financial statements, we have not undertaken the revaluation of our right-of-use assets as we currently only revalue our car fleet on an annual basis. Accordingly, impairment loss on a right-of-use asset for the six months ended June 30, 2021 and 2020, which amounted to RUB 32 million and RUB 21 million, respectively, was recognized only in respect of total damaged vehicles. However, our management plans to begin revaluing our car fleet on a twice-yearly basis, in the first half of each financial and at the end of each financial year, starting in 2022 to reduce the possibility of material differences arising between carrying amounts and market value.

The purchase option in the measurement of each lease liability

When determining a lease liability, we assume that all vehicles acquired under a lease agreement, pursuant to which we have the right and not the obligation to buy out a vehicle at the end of the lease period, will be bought out after the term of the lease expires. If our plans change or we cannot attract sufficient funding to buy out the vehicles, we will be required to adjust the book value of right-of-use assets against lease liabilities. To determine our lease liabilities as at June 30, 2021 and December 31, 2020, we estimated that the total amount needed to buy-out the vehicles in our fleet was RUB 2,569 million and RUB 2,632 million, respectively.

Leases - Estimating the incremental borrowing rate

We utilize the incremental borrowings rate (“IBR”) to calculate the value of a lease liability.

We estimate the IBR using observable inputs for risk-free rates available from external sources with equivalent time-to-maturity adjustments to reflect the credit standing of the lessee and the economic environment in which the transaction occurs. Credit standing is calculated based on the credit spread of default probabilities of companies operating in various industries as adjusted by a coefficient reflecting the specific conditions of emerging markets.

The actual IBR may differ from our estimates, which could result in an incorrect allocation of finance costs for the reporting periods. For example, if our estimated IBR were 2% higher or lower, it would result in either a worsening or improvement in accumulated loss and either an increase or decrease in lease liability expenses of RUB 111 million and RUB 109 million, respectively, as at June 30, 2021, and of RUB 143 million and RUB 170 million, respectively, as at December 31, 2020.

Leases - Estimating the residual value

We calculate the depreciation of right-of-use assets so that the acquisition cost of an asset less its residual value is depreciated on a straight-line basis over its useful life. For our car fleet, we expect to use the vehicles as long as they are under 6 years of age, and we assess the residual value as the estimated amount we would currently obtain from disposing of the vehicles, after deducting the estimated costs of disposal, if the cars were already 6 years of age and had mileage over 240,000 kilometers.

The actual residual value may differ from our assessments, partly as a result of changes in future macroeconomic conditions that were not known at the time of assessment, changes in management’s plan of use for our car fleet and other variables. For example, if the estimated residual value of our fleet were 10% higher or lower than our estimates, it would result in the following adjustments:

•

an increase or decrease in cost of revenue amounting to RUB 72 million, RUB 74 million and RUB 34 million for the six months ended June 30, 2021 and for the years ended December 31, 2020 and 2019, respectively;

•	an increase or decrease in reversal of an impairment loss of a right-of-use-asset amounting to RUB 19 million and RUB 31 million for the years ended December 31, 2020 and 2019;

•	a reported increase or decrease in other income in part of the gain on revaluation of right-of-use assets amounting to RUB 92 million and RUB 3 million for the years ended December 31, 2020 and 2019;

•	an increase/decrease of right-of-use assets and decrease/increase in accumulated losses as at June 30, 2021 in the amount of RUB 72 million (December 31, 2020: nil; December 31, 2019: nil); and

•	the relevant tax effects of any increase or decrease would have been recognized.

Income tax

To determine whether the realization of a deferred tax asset is probable, we make significant judgments about the timing of future events, including the expectations of future taxable income, available tax planning strategies and other relevant factors. We recognize deferred tax assets arising from unused tax losses only to the extent that there is convincing evidence that sufficient taxable income will be available against which the unused tax losses may be utilized. We have determined that it is appropriate to recognize a deferred tax asset in the amount of RUB 1,531 million, RUB 1,524 million and RUB 846 million as at June 30, 2021 and December 31, 2020 and 2019, respectively. The valuation of deferred tax assets is based on management’s expectations of future results and market conditions, both of which are highly subjective. Specifically, management’s judgment regarding the future utilization of tax losses carried forward is made in the context of assessing the overall viability of the Group’s business model and continued development, resulting in improvements in operating margins. For the year ended December 31, 2020, management’s judgment was also based on the increase in volume of car rentals and registered customers despite the negative impact of COVID-19, as well as the introduction of the Group’s delivery service, continuing improvements to the underlying cost of financing under new and modified lease agreements for our car fleet and synergies expected to be realized from the acquisition of CarShineRussia LLC. The actual outcome may differ from these assessments, partly as a result of future changes in business circumstances not known at the time of assessment, changes to tax laws or the interpretation thereof or the results of the tax authorities’ or courts’ final examination of submitted tax returns. For more information see Notes 3 and 13 to our audited combined and consolidated financial statements included elsewhere in this prospectus.

Quantitative and Qualitative Disclosure about Market Risk

We are exposed to a variety of risks in the ordinary course of our business, including, but not limited to, market risk, credit risk and liquidity risk. We regularly assess each of these risks to minimize any adverse effects on our business as a result of those factors. For a detailed discussion and sensitivity analyses of our exposure to these risks, see Note 29 to our combined and consolidated financial statements for the year ended December 31, 2020 included elsewhere in this prospectus.

JOBS Act

We are an emerging growth company, as defined in the JOBS Act. We intend to rely on certain of the exemptions and reduced reporting requirements provided by the JOBS Act. As an emerging growth company, we are not required to, among other things, provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act.

INDUSTRY

Russia Macroeconomic Overview

Russia is the world’s ninth most populous country, with 146.2 million inhabitants as of December 31, 2020. According to Rosstat, the country had an urbanization rate, or the percentage of people living in cities compared to people living in rural areas, of nearly 75% as of January 1, 2021. In 2020, Russia’s economy was the sixth largest globally and the second largest in Europe in terms of total nominal gross domestic product (“GDP”) based on purchasing power parity (“PPP”), according to the IMF. GDP per capita PPP was $26,450 in Russia in 2020.

With an estimated 123 million users, the Russian internet user base is Europe’s largest and the world’s sixth largest, according to Frost & Sullivan estimates. As of December 31, 2020, the country had an internet penetration rate, or the share of active internet users (people who use the internet at least once per month) as a percentage of the total population, of 84% and a smartphone penetration rate, or the share of active smartphone users (usage frequency of at least once a month) as a percentage of the total population, of 69%, according to Rosstat. Ongoing telecommunication infrastructure expansion is expected to push internet penetration to over 90% and smartphone penetration to approximately 80% by 2025, according to Frost & Sullivan estimates.

Together, these factors—large population, high urbanization, robust economy and digital readiness—will drive disruption in on-demand, online-based shared mobility services, including car sharing and ride hailing. For example, most public transportation users, especially younger users, reveal a growing preference for digital platforms that offer on-demand services rather than physical cards or ticket-based services. Additionally, according to the United Nations Department of Economic and Social Affairs, the number of people aged 15 to 24 years in Russia is expected to increase 29% by 2030, compared to 8% in the United Kingdom, 4% in France and 0.01% in China. This has positive implications for shared mobility whose market value increased by approximately 4% in 2020, despite pandemic-related mobility restrictions, according to Frost & Sullivan.

Source: United Nations Department of Economic and Social Affairs

Key Russian Macroeconomic Indicators, 2017–2025E, 2030E

	2017	2018	2019	2020	2021E	2022E	2023E	2024E	2025E	2030E
Total Population (million)	146.9	146.8	146.7	146.2	146.0	145.8	145.6	145.4	145.2	144.3
Real GDP YoY Growth (%)	1.8%	2.8%	2.0%	(3.0%)	4.4%	3.1%	2.1%	1.8%	1.8%	1.8%
Consumer Price Index (%)	3.7%	2.9%	4.5%	3.4%	5.8%	3.4%	3.8%	4.0%	4.0%	4.0%

Source: Rosstat, IMF

Note: Data is given as of end of a period.

Source: Frost & Sullivan

Source: Frost & Sullivan

Impact of COVID-19 and Projected Recovery of the Russian Economy

In 2020, the Russian real GDP was adversely impacted by the COVID-19 pandemic, declining by 3.0%, according to the IMF. This was less than the 9.8% and 8.0% GDP contraction estimated by the IMF for the United Kingdom and France, respectively, two of the three largest economies in Europe. In 2021, Russia’s economy is expected to demonstrate strong recovery with real GDP growth of 4.4%, followed by a compound annual growth rate (“CAGR”) of approximately 2% between 2022 and 2025, according to the IMF. The Central Bank of Russia, in conjunction with the Russian government, has also committed to injecting necessary liquidity into the economy to aid recovery from the pandemic’s impact, given that international reserves are at an all-time high of $606 billion as of May 28, 2021 and public external debt represented only 4.7% of 2020 GDP.

Russian Transportation Market

Technology disruption in transportation has led to the emergence of new, online-based shared mobility services, such as ride hailing and car sharing, on top of existing methods of transportation. We define our market opportunity by reference to the Russian total addressable market (“TAM”) that we believe we can address over the long term. Our TAM consists of the aggregate value of the personal car market (limited to cars in cities with populations of over 100,000 people), the public city transportation market (limited to public transportation trips (excluding airlines) undertaken by passengers with driving licenses in cities with populations of over 100,000 people), the shared mobility market (ride-hailing, car sharing and long-term car rental markets) and the corporate car market (both leased and non-leased). Therefore, our core addressable market includes personal and corporate cars, shared mobility services (i.e., taxis and car sharing) and all modes of public transportation. According to Frost & Sullivan, our TAM totaled RUB 7.8 trillion (approximately $110 billion) in 2020 and is projected to reach RUB 11.4 trillion in 2025.

Between 2017 and 2019, the transportation market value grew consistently at a CAGR of 7.6%. In 2020, the market increased by more than 5%, despite negative impact of the COVID-19 pandemic. Frost & Sullivan estimate that the total transportation market accounted for approximately 9% of Russia’s real GDP in 2020. The market is expected to further accelerate in 2021, growing to RUB 8.6 trillion. Between 2020 and 2025, the TAM is expected to increase at a CAGR of 7.8% driven by growing demand, rising consumer incomes, shifting passenger preference for different modes of mobility, government mandates for sustainability and institutional support, according to Frost & Sullivan.

Russia Total Transportation Market Size, 2017–2025E, RUB trillion

	2017	2018	2019	2020	2021E	2022E	2023E	2024E	2025E
Total TAM	6.4	6.9	7.4	7.8	8.6	9.2	9.8	10.6	11.4
% YoY Growth	7.2%	7.1%	8.1%	5.3%	9.2%	7.2%	7.4%	7.7%	7.8%

Source: Frost & Sullivan

Personal cars were a key means of transportation in 2020, with an estimated gross merchandise volume (“GMV”)3 of RUB 5.5 trillion (70% share of total transportation market), followed by corporate cars at RUB 1.4 trillion (18% market share), taxis at RUB 0.7 trillion (9% market share), public transportation4 at RUB 126 billion (2% market share) and car sharing at RUB 22.6 billion (0.3% market share).

Personal Cars

In terms of value, the personal car market reached RUB 5.5 trillion in 2020, up from RUB 4.4 trillion in 2017. Frost & Sullivan estimates that the personal car market will grow at a CAGR of 7.5% to RUB 7.9 trillion by 2025. At the same time, the number of personal cars in Russian cities with a population exceeding 100,000 is expected to grow from 27.4 million in 2020 to 32.5 million in 2025.

Personal Car Market Size, 2017–2025E, RUB trillion

	2017	2018	2019	2020	2021E	2022E	2023E	2024E	2025E
Total Personal Car Market	4.4	4.7	5.1	5.5	5.9	6.4	6.8	7.3	7.9
% YoY Growth	6.7%	7.4%	8.4%	7.1%	7.9%	7.0%	7.4%	7.6%	7.6%

Source: Frost & Sullivan

Russia has a low penetration of personal car use: 304 personal vehicles per 1,000 inhabitants in 2020. This figure compares to 842, 478, 471 and 364 vehicles per 1,000 population in the U.S., France, the U.K. and Brazil, respectively, as of December 31, 2020, according to Frost & Sullivan.

Low penetration of personal car use in Russia is attributed to factors such as increasing car prices and high cost of car ownership. In Russia, the cost of owning a personal car as a percentage of annual salary was 34% in 2020. This is much higher than in developed countries such as the U.S., the U.K. and France where this ratio was 18%, 16% and 16%, respectively, in 2020.

[3]	GMV refers to the total monetary value of transportation transactions undertaken over a period of time.
[4]

The public transportation market is limited to public transportation trips (excluding airlines) undertaken by passengers with driving licenses in cities with over 100,000 population, to align with the addressable market for car sharing.

While new car sales increased sharply after the country’s economic slowdown in 2014 to 2016, sales declined by 8.2% in 2020 due to depreciation of the Russian ruble and a rise in car prices resulting from higher VAT and introduction of scrappage fees. In 2021, new car sales are likely to grow by approximately 4%, according to Frost & Sullivan. However, an expected inflation of approximately 4% between 2021 and 2025 may cause interest rates to rise over the coming years, prompting buyers to seek cheaper vehicles or switch to other modes of transportation. Implementation of new regulations aimed at reducing congestion and improving air quality will push up car ownership costs, compelling car owners to consider shared mobility services such as car sharing.

Russia Motorization Rate, 2017–2025E, 2030E

	2017	2018	2019	2020	2021E	2022E	2023E	2024E	2025E	2030E
Number of Cars per 1,000 Population	271	283	293	304	315	326	338	350	363	436

Motorization Rate, Select Countries, as of December 31, 2020

	Russia	U.S.	U.K.	France	China	India	Brazil
Number of Cars per 1,000 Population	304	842	471	478	204	70	364

Source: Frost & Sullivan

Demand for used cars has been growing in Russia since 2017 as a result of both the rise in new car prices and a decrease in disposable incomes. Shortages in new car inventory and a weakening economic environment have further stimulated used cars sales, which grew by 7% in 2020 to reach 5.8 million sales, four times the number of new cars sales, according to Frost & Sullivan estimates based on Autostat.ru (“Autostat”) data. The largest used car markets in Russia are located in the Western regions of the country. These markets are characterized by a large inventory of newer, high value vehicles, contrasting with the Eastern regions (i.e., Far East and Siberia), which tend to have limited inventory and a higher proportion of older vehicles.

Russian Used Car Market Dynamics, 2017-2025E

	2017	2018	2019	2020	2021E	2022E	2023E	2024E	2025E
Total Value of Used Car Market, RUB billion	2,336	2,528	2,686	3,173	3,363	3,727	4,123	4,605	5,130
Used Car Sales Volume, million cars	5.3	5.4	5.4	5.8	5.5	5.7	6.0	6.3	6.6
Average Selling Price, RUB thousand	438.3	465.9	496.9	548.7	614.5	651.1	689.9	730.9	774.4

Source: Frost & Sullivan

However, Russia is notable for having a relatively high average car age of 13.9 years, when compared to the U.K. (8.6 years), France (10.2 years) and the U.S. (12.1 years), which implies higher operating costs, as the maintenance expenditure, fuel costs and emission levels of older cars is higher than newer ones. Thus, while the purchase cost of used cars might be lower than that of new cars, operating expenses remain high, potentially shifting demand to other mobility options.

Corporate Cars

The number of corporate cars in Russia, consisting of company-owned cars, importer/distributor/dealer self-registered cars and rental fleets for corporate use, stood at 2.8 million vehicles in 2020, according to Frost & Sullivan. The number of corporate cars is expected to grow to 3.2 million units by 2025, amounting to RUB 2.1 trillion in terms of value. The market value is expected to increase by 42% between 2020 and 2025. Russia’s corporate leasing market is roughly one-fifth the size of the non-leasing market.

Russian Corporate Car Market Size, 2017-2025E, RUB billion

	2017	2018	2019	2020	2021E	2022E	2023E	2024E	2025E
Non-Leased	1,047	1,081	1,147	1,180	1,280	1,339	1,396	1,475	1,559
Leased	169	202	249	270	289	320	369	432	506

Russian Corporate Car Fleet Size, 2017-2025E, million cars

	2017	2018	2019	2020	2021E	2022E	2023E	2024E	2025E
Non-Leased	2.3	2.3	2.3	2.3	2.4	2.5	2.5	2.5	2.5
Leased	0.3	0.4	0.4	0.4	0.5	0.5	0.5	0.6	0.7

Source: Frost & Sullivan

Government mandates and cost-cutting measures by businesses may cause a shift away from corporate cars towards alternative solutions, such as mobility budgets and corporate car sharing. For example, Belgium and France have introduced mandates that encourage adoption of alternate corporate mobility solutions. Consequently, traditional leasing and rental companies in Europe such as Alphabet, ALD Automotive, and Europcar started to offer corporate car sharing solutions. Russia is also moving in a similar direction, with a shift to corporate mobility services expected in the mid- to long-term, which will have a positive impact on the car sharing market as a result.

Public Transportation5

Between 2019 and 2020, the Russian public transportation market declined by approximately 30% in value terms. The COVID-19 pandemic altered passenger behavior, with safety concerns leading to lower public transportation utilization rates. Despite slow growth in 2020, the outlook for public transportation remains positive. In 2021, Frost & Sullivan expects that there will be a resumption of normal commuting patterns and for the market to have a year-over-year growth rate of 47%, supported by the modernization of public transportation infrastructure and improved conditions for health and safety. In the long term, the expansion of existing public transportation infrastructure and the development of integrated public transportation systems are expected to drive market growth. By 2025, the public transportation market is expected to reach RUB 228 billion, growing at a CAGR of approximately 13% between 2020 and 2025.

Federal and local governments are actively collaborating with shared mobility operators to optimize public transportation services, reduce private ownership of cars and alleviate congestion. For example, Moscow’s Transport Strategy detailed investments in car sharing, walking and cycling to reduce the burden on its public transportation system. As a result, Moscow’s car sharing market has expanded from approximately 100 vehicles in 2015 to approximately 25,000 vehicles in 2020 to become the largest car sharing market globally, according to Frost & Sullivan.

Russian Shared Mobility Market

New modes of shared mobility in Russia are mainly represented by ride hailing and car sharing services, which exist in addition to the already developed traditional taxi services. Ride hailing services can be defined as hailing a taxi through an app, while car sharing is defined as a fleet of operator-owned vehicles which are shared among multiple users to undertake short trips that are predominantly priced on a per-minute rental basis.

Emergence of the ride hailing market has largely been driven by the unorganized taxi market, unlicensed taxis and low utilization rates. Robust growth of the car sharing market can instead be attributed to growing congestion, parking challenges and shifts in consumer mobility preferences. Both markets have received

[5]

The public transportation market is limited to public transportation trips (excluding airlines) undertaken by passengers with driving licenses in cities with over 100,000 population, to align with the addressable market for car sharing.

notable government support. For the ride hailing market, support has been extended to market participants in the form of easy access to taxi permits and subsidies for taxi vehicles. For the car sharing market, support has been offered in the form of subsidies for fleet acquisition and parking. Uptake rates for taxis and car sharing have been high in cities with population of more than one million inhabitants, where issues such as congestion, urbanization and high car ownership costs make personal vehicle ownership relatively less attractive. Lack of extensive public transportation networks in a number of Russian cities has resulted in taxis providing the only 24-hour transportation service. This has positive implications for car sharing as well; it offers car sharing operators the opportunity to partner with cities to support areas underserved by traditional forms of public transportation.

Russia’s shared mobility fleet consisted of more than 500,000 taxi and car sharing vehicles in 2020 and is expected to grow at a CAGR of 8% to over 760,000 vehicles by 2025, according to Frost & Sullivan. According to Frost & Sullivan, in 2020 Russia’s taxi market penetration was 3.3 taxis per 1,000 population compared to 3.2, 2.0 and 1.7 in India, France and China, respectively. The figures for the U.S. and U.K. were 9.6 and 5.0 taxis per 1,000 population, respectively, implying further growth potential for Russia’s taxi market. Russia also has two of the biggest car sharing city markets, globally. Despite being relatively new car sharing markets, both Moscow and St. Petersburg rank among the world’s top 10 cities in terms of car sharing fleet size with 25,000 and 9,560 car sharing vehicles, respectively, both more than any other European city.

According to Frost & Sullivan, the taxi market experienced a year-on-year growth rate of 4.0% to reach RUB 738 billion in 2020. The car sharing market increased by 11% in 2020, reaching RUB 22.6 billion. Growth in both markets was driven by commuters’ preference for safer modes of travel and personal vehicles’ price increase. The shared mobility market is expected to grow at a CAGR of 10% between 2020 and 2025. Russia is well-positioned to lead global mobility markets in adoption of digital technologies that optimize transportation systems, including smart ticketing, contactless payments and, in Moscow, integrated MAAS mobile app platforms.

Russia Shared Mobility Market Size, 2017–2025E, 2030E, RUB billion

	2017	2018	2019	2020	2021E	2022E	2023E	2024E	2025E	2030E
Total Shared Mobility Market Size	619	680	729	760	867	953	1,044	1,142	1,246	1,765
% YoY Growth	16.8%	9.9%	7.2%	4.2%	14.1%	9.8%	9.6%	9.4%	9.1%	6.5%

Source: Frost & Sullivan

COVID-19 Impact on the Russian Shared Mobility Market

Pandemic-related restrictions in Russia resulted in declining demand for car sharing and ride hailing services in many cities, including Moscow and St. Petersburg. However, some cities, such as Yekaterinburg, Kazan and Krasnodar, continued to experience increasing demand. Passengers’ perception of shared mobility services as a safer, in terms of sanitary condition, alternative to public transportation, along with the growth of domestic tourism, has led to market recovery in 2020 and early 2021.

Based on forecasts for the taxi and car sharing segments, Frost & Sullivan expects the overall shared mobility market to perform strongly, growing at a CAGR of 10.4% between 2020 and 2025. Key factors expected to contribute to this market growth are the increase in cost of new and used cars, value proposition compared to private car ownership, improved infrastructure, sustainability, congestion, urbanization trends, new business models, expanding user base and regulatory support. In addition, increasing internet and smartphone penetration, customer willingness to adopt new mobility services, organic growth in smaller cities, as well as the materially higher level, when compared to public transportation, of usage flexibility and 24/7 availability will support the uptake of shared mobility options in the mid to long term.

Russian Car Sharing Market

Car sharing services in Russia are characterized by vehicles undertaking one-way, free-floating trips offered predominantly on a per-minute rental basis and usually in a pre-defined service coverage area. As of September 2020, the average travel time for a car sharing trip in Moscow was about 33 minutes, with an average trip distance of 12 km, according to the Moscow Department of Transport.

Russia had more than 20 car sharing operators with a total fleet of almost 45,300 vehicles and presence in 26 cities as of December 31, 2020. Car sharing services are now available in all Russian federal districts with the exception of the North Caucasus and Far Eastern federal districts, according to Russian Automotive Market Research.

The launch of Anytime (which was later rebranded by us as Anytime Prime) in 2012 in Moscow marked the start of Russia’s car sharing market. After a period of slow growth, the market picked up momentum with introduction of the Moscow Car Sharing Project in 2015. Since 2017, the Moscow government has been providing certain subsidies to car sharing operators. For example, in 2020, annual parking permit costs were around RUB 26,700 for car sharing operators in Moscow, which represented more than a 90% discount relative to those for personal car owners. Additionally, the Moscow government provided taxi and car sharing operators with subsidies of approximately RUB 300 million and RUB 280 million in 2020 and 2021 year-to-date, respectively.

Moscow accounted for over 80% of Russia’s car sharing fleet in 2018, according to Frost & Sullivan. In 2019, its share fell to 66% due to strong adoption of car sharing services in other cities with over one million inhabitants, including St. Petersburg, Novosibirsk, Yekaterinburg, Kazan, Nizhny Novgorod, Samara and Rostov-on-Don.

With over 25,000 vehicles, Moscow has the world’s largest car sharing fleet, while St. Petersburg ranks fifth with 9,560 vehicles. According to Frost & Sullivan, car sharing market fleet size in Moscow is expected to grow from 25,000 vehicles in 2020 to more than 49,000 vehicles by 2025. Car sharing fleet size in St. Petersburg is expected to grow from approximately 9,600 vehicles to more than 16,000 vehicles during the same period, on the back of growing popularity of car sharing services, rising fuel prices and car ownership considerations.

Furthermore, according to Frost & Sullivan, in 2020, car sharing penetration among Russian drivers between the ages of 18 and 60 with a valid driver’s license was only 5.3% in cities with more than 500,000 inhabitants and 22% in Moscow. Frost & Sullivan forecasts that by 2025, 21% of eligible drivers6 in cities with more than 500,000 inhabitants and almost 50% of people eligible to drive in Moscow and St. Petersburg will become car sharing users, indicating significant growth potential for the Russian car sharing market.

Top 10 Car Sharing Markets by Fleet Size, as of December 31, 2020

City	Fleet Size
Moscow	25,000
Tokyo	20,570
Beijing	15,400
Shanghai	13,900
St. Petersburg	9,560
Berlin	6,000
Guangzhou	4,200
Munich	3,200
Hamburg	3,060
Madrid	2,500

Source: Frost & Sullivan

COVID-19 Impact on the Russian Car Sharing Market

Despite temporary restrictions on car sharing services during the lockdown periods of 2020, the adverse impact of the COVID-19 pandemic on Russia’s car sharing market was less pronounced when compared to the public transportation market: the total number of car sharing trips declined only by approximately 10%, while the number of public transportation trips declined by more than 30% in 2020. According to the Moscow Department of Transport, the trend was the same in Moscow, where the total number of car sharing trips declined by around 27%, but underground and land transportation trips decreased by 42% and 43%, respectively.

[6]	Population over 18 years with driving licenses.

In 2020, the daily utilization rate of an active vehicle (i.e., a car in service) decreased by 2% due to the COVID-19 pandemic. Frost & Sullivan expects the utilization rate to grow by 3% in 2021. The market recovery in the short term is expected to be driven by domestic tourism and a shift from public transportation to car sharing due to sanitary and social distancing concerns. In the long-term, in addition to the above factors, a shift from personal car use and taxi and ride hailing services to car sharing for cost and convenience concerns is expected to accelerate the growth of the car sharing market even further.

Car Sharing Market Development in Russia

The key structural drivers for the Russian car sharing market are as follows:

•

Attractive Cost and Value Proposition—When compared to other shared mobility options, car sharing comes the closest to a car ownership experience—but without additional costs related to depreciation, fuel, insurance and maintenance. Russia’s cost of capital combined with relatively high car prices makes it challenging for certain segments of the population to own a personal car. Frost & Sullivan estimates that in Russia and up to an annual mileage of 10,500 km, it is cheaper to use car sharing services than to own a personal car. The average cost per minute for a car sharing trip in Moscow and the Moscow region was approximately RUB 295, compared to RUB 446 for an average taxi trip in 2020.

•

Untapped Regional Opportunity—Car sharing is expected to gain significance in cities with over 100,000 inhabitants, relatively low income levels of RUB 25,000–30,000 per month per capita and ineffective public transportation networks. Cost considerations will play a major role in the expected shift from personal car use to car sharing in these cities. A younger car sharing fleet compared to the older age of personal cars in use will further attract users by offering a better driving experience in terms of performance, comfort and safety.

•

Infrastructure Readiness—Organic growth in car sharing usage will be heavily influenced by smartphone and internet penetration in cities. Between 2010 and 2020, percentage of households with internet access increased significantly in cities, such as Moscow and St. Petersburg, and regions, such as Samara, the Republic of Tatarstan, Chelyabinsk, Rostov-on-Don and Voronezh. Smartphone penetration in Russia grew from 59% in 2017 to 69% in 2020 and is expected to reach 79% by 2025. Rising internet penetration and smartphone adoption rates are poised to drive higher uptake of app-based mobility services such as car sharing.

•

Institutional Support—Government subsidies in the form of the reduced Central Bank of the Russian Federation interest rate for lease payments as well as parking permits for car sharing operators have catalyzed growth in several cities. While payment subsidies are currently restricted to car sharing fleets in Moscow, special parking permits for car sharing are also available in Tula and Kazan. Nizhny Novgorod, Rostov-on-Don and St. Petersburg are expected to offer car sharing parking permits in the next few years. Government support, particularly during the initial stages of operational presence in a city, will be instrumental in the expansion of car sharing services into other regions.

•

Urbanization—Russia’s urbanization rate was almost 75% at the end of 2019, according to Rosstat. At the end of 2020, Russia had 38 cities with over 500,000 population, which is, for example, more than in the United States, and 133 cities with a population between 100,000 and 500,000, providing a strong basis for future growth. Migration and urbanization impact cities in multiple ways, including: (i) they lead to congestion, inadequate parking space and an overstrained public transportation infrastructure; and (ii) they expand geographical city limits as housing requirements increase. Consequently, there is a growing need for more efficient and economic transportation options. Car sharing is well-positioned to offer a sustainable transportation alternative in cities.

•

Congestion—Consistent increases in the total number of cars on the road is one of the key factors behind high congestion levels. Car sharing can effectively minimize congestion levels by reducing the number of vehicles on the road. The Moscow Department of Transport estimated that as of March 2021 car sharing results in 250,000 fewer cars on roads every day in Moscow.

•

New Business Models and User Base—New business models such as long-term car rentals and vehicle subscription are expected to drive the car sharing market in three ways: (i) by improving vehicle utilization; (ii) by expanding user base; and (iii) by diversifying revenue streams for car sharing operators. Long-term car rentals are typically full-day rentals which can be used for both intra- and inter-city trips. Under the vehicle subscription model, vehicles from a wide range of brands and models can be rented up to 18 months continuously with no requirement of credible financial history. Rental fees under the subscription model typically account for insurance, repairs and tire services.

Car Sharing Regional Analysis

Frost & Sullivan expects car sharing to evolve in cities such as Perm, Ufa, Chelyabinsk and Sochi given they have weak public transportation networks and infrastructure. In these cities, car sharing services complement public transportation. In areas with limited public transportation due to low population density, car sharing is an affordable, alternative form of transportation. Large cities such as Moscow and St. Petersburg retain high potential for car sharing development due to high car ownership costs (such as fuel, insurance and maintenance costs), lack of adequate parking and congestion. In these cities, trips for first- and last-mile connectivity are common, making collaboration with public transportation a viable avenue of growth for car sharing operators. Apart from the existing cities of presence, the highest potential for car sharing in Russia lies in underpenetrated cities with over 500,000 population, followed by a large number of cities with over 100,000 population.

Moscow and St. Petersburg are the two largest car sharing markets in Russia, accounting for 56% and 21% of the total fleet size of car sharing vehicles as of December 31, 2020, respectively. Frost & Sullivan estimate that the car sharing fleet sizes of Moscow and St. Petersburg will double between 2020 and 2025, on the back of growing penetration of car sharing, rising fuel prices and increasing total cost of personal car ownership. Other Russian cities with over one million inhabitants, such as Novosibirsk, Yekaterinburg, Kazan, Nizhny Novgorod, Samara, Ufa and Krasnodar have also emerged as important markets for car sharing services. Some smaller cities have also seen strong growth in the car sharing market driven by regulatory support and organic demand. For example, in Tula, subsidized parking permits was a key driver of market growth, while in Sochi, market growth was driven by a challenging public transportation network and an increase in tourism.

Most cities with populations of more than 500,000 have introduced paid parking lots over the years, with other cities expected to adopt similar measures in the near future. Paid parking will increase car ownership costs. Apart from paid parking, other major drivers for car sharing in these cities are the rising demand for shared mobility services, inefficient public transportation, congestion and improving road infrastructure. According to Frost & Sullivan’s estimates, cities with populations of more than 500,000 are expected to experience an approximately four-fold increase in car sharing penetration in the next five years, from 5% in 2020 to 21% in 2025.

Substitution Analysis

Between 2020 and 2025, more commuters are expected to favor car sharing over personal and corporate car use, public transportation and taxi services (including ride hailing). Most of this shift is expected to be driven by current users of personal cars and taxi services.

Substitution Analysis, Russia, 2020 and 2025E

		Personal car	Corporate	Taxi+ Ride Hailing	Public transportation
Share of transport modes users considering car sharing as an alternative	In 2020	15%	1%	16%	17%
	In 2025	32%	10%	20%	17%

Source: Frost & Sullivan

Approximately 32% of personal car users, particularly in Moscow and St. Petersburg, are projected to prefer car sharing over owning a personal car. Flexibility and cost considerations will be primary drivers of this trend.

Around 20% of taxi users are expected to consider car sharing as a viable alternative by 2025, driven by considerations of cost and convenience. Across Russia, the average cost per minute for a taxi trip is estimated at RUB 10.5 and at RUB 9.3 for a car sharing trip. In larger cities, such as Moscow, the cost of an average car sharing trip was estimated at RUB 295 compared to RUB 446 for an average taxi trip in 2020. Moreover, the availability of taxi and car sharing services on the same platform, as offered by Yandex.Drive on the Yandex Go platform and by CityDrive on the CityMobil platform, will encourage this shift by offering tailored mobility solutions.

At the end of 2020, 17% of public transportation users indicated a preference for car sharing services. This is attributed to concerns over social distancing in modes of public transportation. According to Frost & Sullivan, the observed trend is expected to be permanent. The Frost & Sullivan car sharing survey conducted in May 2021 revealed that 52% of car sharing users and 40% of intenders reported car sharing service to be more convenient compared to public transportation.

Corporate car demand is another potential target segment for car sharing. Cost-cutting measures across both corporate and government organizations will result in more employees being offered new solutions such as mobility budgets rather than corporate cars. Car sharing operators, such as Yandex.Drive, Delimobil and BelkaCar, already offer car sharing services for corporates. The percentage share of corporate car users who are expected to consider car sharing as an alternative is estimated to reach 10% by 2025.

Regulatory Overview and Outlook

Favorable, predictable and consistent regulation is driving development of the car sharing market in Russia. The national ‘Affordable Rent’ program offers an additional discount of 10% to small and medium businesses on lease and rental payments, including those relating to car sharing.

Parking Permits

Annual parking costs for personal car owners increased from RUB 250,000 in 2015 to RUB 370,000 in 2020, while car sharing operators are instead offered a discount of up to 90% for parking. This translates into substantial cost savings for car sharing users while parking prices are being increased further. In 2020, the Moscow government offered car sharing operators a 50% discount on an extension of their preferential car sharing parking permits. Parking costs in Moscow range between RUB 40 and RUB 380 per hour ($0.5–$5.2 per hour), subject to timing and location, and are comparable to cities such as London with an hourly parking cost range of $6–$11, Paris with a cost range of $3–$5 and New York with a cost range of $1–$5. In Moscow, paid parking lots with over 90% occupancy saw a price increase of 90%–150% in April 2021. In St. Petersburg, the number of paid parking zones is expected to expand to 71 streets by the end of 2021 and to an additional 265 streets by 2022.

In recent years, other Russian cities have followed Moscow’s example by introducing subsidized parking for car sharing operators. Quarterly subscriptions for paid parking lots for car sharing operators were introduced in Tula in November 2018. In March 2019, the Kazan government introduced subsidized parking in municipal parking lots for car sharing fleets. Annual parking permits have been offered at a cost of RUB 10,900 to further incentivize car sharing operators to launch services in the city. Nizhny Novgorod is also evaluating discounted parking for car sharing operators.

Payment Subsidies

Moscow’s local government offers subsidies on loan and lease payments. In 2020, a total subsidy of RUB 200 million was requested by three car sharing operators to partially compensate for the purchase of 8,500 vehicles in Moscow, according to the Moscow Department of Transport. To be granted subsidies for purchasing additional vehicles, car sharing operators are required to adhere to the following criteria: (i) the cars have to be produced in Russia; (ii) each car has to be cheaper than RUB 1.5 million; and (iii) the cars must adhere to the Euro 4 minimum emissions standard. To date, Moscow is the only city in Russia that provides this type of subsidies to car sharing operators.

Security Measures

To address security concerns such as fake driver accounts and poor driving, the Russian Ministry of Internal Affairs has recommended tracking digital driver profiles through state service portals starting from 2021 in order to monitor driving history and eliminate fake accounts. Facial recognition technologies could become mandatory in the future, which is expected to improve customer confidence in car sharing services.

Russian Car Sharing Competitive Landscape

As of December 31, 2020, there were over 20 car sharing operators with a combined fleet size of approximately 45,300 vehicles in Russia, according to Frost & Sullivan. The four largest players controlled almost 90% of the market.

Key Performance Indicators of Leading Car Sharing Operators

Parameter	Delimobil	Yandex.Drive	BelkaCar	CityDrive
Number of Cities of Presence (as of June 30, 2021)	11	4	5	3
GMV, RUB billion (in 2020)	6.4	8.5	2.0	1.2
Number of Vehicles (as of December 31, 2020)	~14,500	~16,300	~5,000	~4,600
Number of Vehicles (as of June 30, 2021)	~16,600	~16,300	~5,000	N/A
Number of Registered Users, millions (as of December 31, 2020)	5.4	6.0	1.5	1.0
Average Time per Trip, minutes (in 2020)	35	31	35	30-35
Average Trips per Vehicle per Day (in 2020)	4.8	5.1	4.5	4.5
Market Share Based on Trips in Moscow (based on August 2021 data)	44%	38%	14%	n/a

Source: Frost & Sullivan

Of the four key operators, Delimobil has the largest network in terms of cities of presence. In the largest car sharing city, Moscow, Delimobil is the market leader with an approximate 44% share of trips as of August 2021, according to the Moscow Department of Transport. Over the last five years, the car sharing business model in Russia has evolved to include dynamic pricing models, a wider target customer base (including B2C and B2B customers as well as fleets for commercial use), long distance rentals and vehicle subscription services. Part of the shift can be attributed to realignments necessitated by the COVID-19 pandemic. For example, in 2020, Delimobil and CityDrive introduced long-distance inter-city rentals, and Yandex.Drive and BelkaCar launched vehicle subscription services. Such strategies resulted in an increase in the total car sharing user base by 20% in 2020. Consequently, most operators registered year-over-year revenue growth in 2020.

Barriers to Entry

While the high rate of market consolidation is a key factor impeding new participants from entering the car sharing market, there are other considerable barriers to entry, including:

•

Large Fleet and Customer Base Requirement—While the car sharing market offers significant growth potential, opportunities for new entrants and smaller incumbents are limited, since market success is largely determined by the ability to achieve high car density to allow for quicker access to vehicles. Furthermore, established operators have a wide customer base that is essential for optimal fleet utilization. New entrants will be limited in their capacity to acquire a large customer base, establish a brand name and gain customer loyalty, which would take significant time and investment.

•

Capital Intensive Market—The car sharing market requires significant investments into fleet, operations, maintenance and technology. Access to finance and low cost capital is crucial to scale up an operator’s business. New entrants to this capital-intensive market will find it difficult to compete with established players.

•

Advanced Technology Solutions—The need for advanced technological capabilities represents an increasingly significant barrier to entry. Car sharing operators are using technology to achieve competitive differentiation and mitigate risks such as reckless driving and vehicle damage. New technological platforms are improving efficiency, safety and security of car sharing systems. Simultaneous investments required for both technology and fleet expansion will restrict the ability of new operators to enter the market or gain scale and/or reach profitability.

•

Need for Offline Service Infrastructure—Enhancing efficiency and reducing downtime through fleet management, maintenance and repair have become vital for car sharing operators. In order to reduce downtime, operators are investing in fleet rebalancing capabilities and aftermarket services such as maintenance, repairs, cleaning and insurance. New entrants are likely to struggle to develop similar ecosystems and achieve profitability.

•

Strategic Partnerships with OEMs and Leasing Companies—Partnerships are a prerequisite to ensure cost-effective access to a wide range of high-quality vehicles. For car sharing operators, this is critical in order to achieve financial stability. Established operators have been able to develop long-standing relationships with OEMs and leasing companies that would be difficult for new market entrants to replicate.

Car Sharing Customer Survey

In May 2021, Frost & Sullivan conducted an online customer survey aimed at gaining insight into customer attitudes and preferences related to car sharing. The survey was directed to both existing car sharing users (“Users”) and drivers who intend to register for car sharing services in the next 24 months (“Intenders”). Of the respondents, 176 were Users and 226 were Intenders. Participants were adult males (52% of all respondents) and females (48%) from six cities in Russia: Moscow (n=150), St. Petersburg (n=52), Nizhny Novgorod (n=50), Novosibirsk (n=50), Ufa (n=50) and Yekaterinburg (n=50).

Car Sharing Users and Intenders

On average, Users were younger than Intenders. 57% of Users were aged 18–39 years, compared to 36% of Intenders. Mobility habits in terms of the average kilometers per week (including all modes of transportation used) were comparable between Users and Intenders at 89 km and 82 km, respectively. Income levels differed between the groups. Average gross monthly household income of the User group was RUB 97,300, which was 12% higher than the average of the Intender group at RUB 87,200.

Both groups shopped online frequently, mostly for groceries and apparel but also for food delivery. However, a significantly higher percentage of the Users than Intenders purchased electronics, food delivery and transportation services online, which may be linked to their younger age and better financial situation within that group.

Drivers for Car Sharing Growth

In specifying their main reasons for using car sharing services, both Users and Intenders identified convenience (when compared to public transportation), cost (when compared to private car ownership) and independence and flexibility as important factors. Among Users, 63% declared that they had reduced their reliance on other modes of transportation, particularly private car use, taxi services and public transportation.

Source: Car Sharing Customer Survey, May 2021, Frost & Sullivan

Source: Car Sharing Customer Survey, May 2021, Frost & Sullivan

Car Sharing Usage Patterns

Co-usage with Other Modes of Transportation

32% of Users did not own a vehicle and relied mostly on car sharing services. The remaining 68% of Users had a car in their household, compared to 89% of Intenders. The lower reliance on private cars by Users indicates a reduced usage, rather than an elimination, of this mode of transportation.

At the same time, both Users and Intenders recognized multiple limitations to private car ownership, especially purchase and running costs and challenges associated with parking. Therefore, from a longer-term perspective, the share of private car owners is expected to decline. As of now, 13% of Users indicated that they were considering selling or reducing a number of cars in their households.

Source: Car Sharing Customer Survey, May 2021, Frost & Sullivan

A significant percentage of Users also stated that they use public transportation (63%) and taxi and/or ride hailing services (56%). Intenders revealed very similar usage patterns: public transportation (65%) and taxi and/or ride hailing services (56%). Based on survey responses, Users are likely to further reduce their use of taxi and/or ride hailing services after the COVID-19 pandemic, while their reliance on public transportation is likely to remain the same.

Frequency of Use

Among Users, 15% stated that they drove a car sharing vehicle a couple of times a week, 47% a couple of times a month, 20% once a month, while the remaining 18% used this mobility option less frequently.

Private cars and public transportation were used more frequently by Users, whereas taxi and ride-hailing usage was less frequent: 55% of Users used their personal cars, 48% used public transportation and 7% used taxi and ride hailing services at least once per week. Particularly in relation to private car and public transportation usage, this indicates a strong potential for a more intensive use of car sharing, even among current Users.

Car Sharing User Satisfaction

Users were widely satisfied with car sharing services, especially with the ease of booking, 24/7 access and vehicle utility / flexibility. On the other hand, in-vehicle hygiene and sanitization was identified as the area with the highest room for improvement, although this factor will likely diminish once the impact of the COVID-19 pandemic wanes. Vehicle maintenance level and value for money were assessed unfavorably by approximately 40% of Users. In addition, limited availability was cited as a major concern by 33% of Users.

Source: Car Sharing Customer Survey 2021, Frost & Sullivan

Implications for Car Sharing

•

While a majority of Users own cars, the main factors determining their car sharing usage are convenience (when compared to public transportation) and costs (when compared to private cars and taxis). These factors are also applicable to Intenders, or future car sharing users. This implies that even though car ownership will retain importance, there are opportunities for car sharing usage to increase.

•

One-third of Users reported limited vehicle availability as one of the key challenges of car sharing. This implies that operators should continue to focus on increasing fleet size (vehicle density) in order to retain market share.

•

Around 70% of Users point to their satisfaction with service applicability (range of services). As a result, more than 30% of Users have already switched from using public buses to car sharing services, while 27% have switched to car sharing from taxi services. This implies the need for operators to further expand business models to cover use cases, such as commuting, business travel, shopping, leisure and holiday trips, that are typically aligned with buses and taxi services.

•

In general, Intenders have a lower average monthly income compared to Users. This implies that car sharing services need to be more cost-effective in order to attract this potentially price-sensitive target segment.

•

In terms of online shopping, Intenders lag significantly behind Users in the online purchase of transportation services. This implies the need for more concentrated marketing efforts focused on this customer group.

Car Sharing International Benchmarking

Shared Mobility Market Benchmarking, Select Countries, as of December 31, 2020

Key Metrics	Russia	U.S.	U.K.	France	China	India	Brazil
Number of Cars in Car Sharing Fleet (Thousands)	45.3	11.8	5.3	4.9	200.0	12.3	1.7
Market Size by Number of Activated Users[7] (Thousands)	2,365	750	560	180	27,810	4,360	90
Car Ownership (per 1,000 Inhabitants)	304	842	471	478	204	70	364
Personal Car Ownership Cost, USD thousand	2.9	5.6	5.8	5.1	5.1	2.7	3.1
Cost of Personal Car Ownership as a % of Average Salary	34%	18%	16%	16%	54%	74%	34%

Source: Frost & Sullivan

Russia has emerged as a unique car sharing market with a solid foundation. This has enabled the market to grow strongly, particularly in comparison to other markets, both developed and developing.

Developed markets such as the U.K., France and the U.S. have been defined by a series of market exits and stagnant growth over the last two years driven by a highly competitive shared mobility market, high operating costs and lack of profitability, regulatory hurdles and inadequate infrastructure for electric vehicle ("EV") car sharing. In contrast, the Russian car sharing market has grown significantly over the same period. Moscow and St. Petersburg rank among the global top 10 car sharing markets in terms of fleet size, with Moscow having the world’s largest car sharing fleet.

Key differences between the car sharing market in Russia and developed countries:

•

Consumer Demand—Challenges with vehicle affordability is one of the factors driving the adoption of car sharing in Russia as car ownership expenses account for approximately 34% of the average salary in the country in 2020, according to Frost & Sullivan. In developed markets, the propensity to use car sharing is lower due to relatively higher affordability of cars. In the United States and France, car ownership expenses accounted for approximately 18% and 16%, respectively, of annual average salaries in 2020, according to Frost & Sullivan.

•

Low Rates of Car Ownership—At 304 cars per 1,000 inhabitants, the car ownership rate in Russia is significantly lower in comparison to developed markets. Consequently, car sharing has emerged as a feasible alternative to private car ownership. Developed countries, such as the U.S. and UK, have higher car ownership rates of 842 and 471 cars per 1,000 people, respectively, which inhibit demand for car sharing.

Although the Russian economy is typically compared with the other BRICS economies, namely Brazil, India, China and South Africa, the outlook for their car sharing markets differs widely. Despite high demand for transportation solutions, car sharing growth has been limited in emerging economies, with the exception of Russia and China.

Key differences between the car sharing market in Russia and other emerging markets:

•

Service Flexibility—In Russia, car sharing vehicles can be rented on a per-minute, per-hour or fixed price basis, with the free-floating model as a key market differentiator, offering customers a higher level of flexibility. Further, as its market evolves, operators are expanding their business models to include services such as vehicle subscription and long-term rentals that cater to a wider range of customer needs. In India, by comparison, car sharing is station-based and vehicles have to be rented for a minimum duration of four hours, limiting their appeal and narrowing the target customer base.

[7]	A user who has been verified by internal checking systems based on provided documents (passport and driving license).

•

Institutional Support—While customer demand in Brazil is high, market growth has been limited due to the lack of government subsidies and incentives. In contrast, the regulatory environment in Russia is expected to remain favorable.

•

Competition Landscape—Unrestrained growth in the Chinese car sharing market has led to a highly fragmented structure with over 300 operators in 2018. As of 2020, the number of operators decreased to 120; however, the market continues to be highly competitive, adversely affecting operators’ profitability. In comparison, Russia’s car sharing market is more consolidated with four key operators holding approximately 90% market stake, according to Frost & Sullivan estimates.

BUSINESS

Our Mission

To foster human connection by placing fast, easy and affordable mobility at the heart of it. Let’s share the future together.

Overview

We are a leading shared mobility provider in Russia, offering convenient, affordable and sustainable transportation alternatives supported by an advanced technology framework. Founded in 2015, we were a pioneer in the Russian car sharing industry and created the standard for car sharing services on the Russian market. We have developed through both organic growth and strategic acquisitions to become a leading car sharing operator in Russia, in terms of geographic presence, fleet size, number of trips in Moscow and revenue growth, as well as a first-mover in car subscription services. Our MAU increased from 270 thousand for the year ended December 31, 2019 to 450 thousand for the eight months ended August 31, 2021, which we believe was the combined result of our fleet growth, competitive customer proposition (including a user rating system with gamification and loyalty triggers, operations across 11 cities and smart churn prevention activities) and strong brand awareness.

We operate in the Russian shared mobility market under two principal business lines: free-floating car sharing under our brand “Delimobil” and car subscription for long-term rentals under our brand “Anytime Prime.” Delimobil was ranked first in top-of-mind and brand awareness among Russian car sharing providers in December 2020, according to brand health tracking research done by Tiburon Brand Health Research. Each brand has its own separate fleet of vehicles that caters to the needs of our customers. As of the date of this prospectus, Delimobil’s car sharing fleet comprised over 17,000 vehicles across 11 cities in Russia and Anytime Prime’s long-term car rental fleet consisted of over 500 vehicles. Delimobil’s car sharing fleet is composed mostly of economy class vehicles, including VW Polo, Fiat, Hyundai Solaris, Renault Kaptur and Kia Rio. Anytime Prime’s long-term rental fleet is composed of premium class and luxury vehicles, including top-of-the-line models from Mercedes-Benz, BMW and Porsche, enabling customers to enjoy a high-quality driving experience. Delimobil’s and Anytime Prime’s fleets are available to individual (“B2C”) and corporate (“B2B”) customers.

Our mobility offerings are supported by our advanced technology framework. We have two mobile apps for customers, our Delimobil and Anytime Prime apps, through which customers can sign up, view, select and book a vehicle as well as pay for their trip or rental. The number of registered users on our Delimobil app has increased by 63%, from 3.8 million registered users as of December 31, 2019 to 6.2 million registered users as of June 30, 2021. We also rely on our proprietary data analytics technology to assess traffic, car demand and driving behavior, which we use to feed our pricing models and to continually improve the user experience of our customers.

A key differentiator of our business is our robust offline capabilities, which we offer through our Smart Mobility Management (“SMM”), our fleet management infrastructure. We engage approximately 600 personnel, including full- and part-time employees as well as contractors, who provide repair and maintenance and tire, washing and refueling services for our vehicles to help ensure that our fleet is consistently in excellent condition and operating at maximum capacity. We have also developed Guido, a fleet management technology platform, which our operational personnel access through our operational personnel-only mobile app, that enables us to process and allocate servicing-related tasks for optimum efficiency.

In response to the COVID-19 pandemic, we promptly undertook a number of measures aimed at optimizing costs and increasing financial stability. These measures included the launch of our delivery service to capture increased delivery needs during the pandemic-related lockdown in 2020 when our core business operations were almost completely suspended from April 13 to June 10, 2020. After the lockdown, we continued with our delivery service and now regard this service not only as an additional source of revenue but also as a way to optimize our fleet usage even when the vehicles are not employed for car sharing.

We grew our total revenue from RUB 2,245 million for the six months ended June 30, 2020 to RUB 4,930 million for the six months ended June 30, 2021, representing a period-over-period growth of 120%. We grew our total revenue from RUB 5,012 million for the year ended December 31, 2019 to RUB 6,449 million for the year ended December 31, 2020, representing a year-over-year growth of 29%. For the six months ended June 30, 2021, we had a gross profit/(loss)f RUB 1,021 million and an Adjusted Gross Profit/Loss) of RUB 1,115 million, compared to a gross profit/(loss) of RUB (521) million and an Adjusted Gross Profit/(Loss) of RUB (502) million for the six months ended June 30, 2020. For the year ended December 31, 2020, we had a gross profit/(loss) of RUB 72 million and Adjusted Gross Profit/(Loss) of RUB 163 million, compared to a gross profit/(loss) of RUB (476) million and Adjusted Gross Profit/(Loss) of RUB (441) million for the year ended December 31, 2019. For the six months ended June 30, 2021, we generated a loss for the period of RUB 1,070 million and an Adjusted EBITDA gain of RUB 785 million, compared to a loss for the period of RUB 2,296 million and an Adjusted EBITDA loss of RUB 605 million for the six months ended June 30, 2020. For the year ended December 31, 2020, we generated a loss for the period of RUB 3,056 million and Adjusted EBITDA loss of RUB 286 million, compared to a loss for the period of RUB 3,573 million and Adjusted EBITDA loss of RUB 1,055 million, for the year ended December 31, 2019. See “Selected Combined and Consolidated Financial and Operating Data—Non-IFRS Measures” for more information and for reconciliations of Adjusted Gross Profit/(Loss) to gross profit/(loss) and Adjusted EBITDA to loss for the period, the most directly comparable financial measures calculated and presented in accordance with IFRS.

Our results of operations for the six months ended June 30, 2020 were materially affected by the COVID-19 pandemic, as we suspended our car sharing and long-term rental services from April 13 to June 10, 2020 in compliance with mobility restrictions put in place by the Russian government. Despite these restrictions, our business proved resilient during this uncertain period, and partially as a result of the measures we undertook at the time, we experienced revenue growth of 29% for the year ended December 31, 2020, when compared to the year ended December 31, 2019. For further discussion on the impact of the COVID-19 pandemic, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Factors Affecting Our Performance—Impact of the COVID-19 Pandemic.”

Our Strengths

Large and Rapidly Growing Car Sharing Market in Russia

Russia is one of the world’s leading car sharing markets, according to Frost & Sullivan. Additionally, among cities worldwide, Moscow is the global leader in car sharing in terms of fleet size, with an estimated 25,000 vehicles as of the end of 2020, which is 20% larger than the fleet size of the next largest market, Tokyo.

Despite the strong and established presence of car sharing in Russia, there is still significant room for growth, with the overall mobility market, which also includes public transportation, taxis and ride hailing and personal and corporate car use, remaining much larger. In 2020, car sharing represented 0.3% of the total transportation gross merchandise value (“GMV”) in Russia, while over 70% of the estimated RUB 7.8 trillion market GMV remained allocated to personal cars. According to a report by Frost & Sullivan, the overall shared mobility market is estimated to reach approximately RUB 1,250 billion by 2025.

There are a number of key factors which support the recent and future growth of the car sharing market.

•	Attractive Cost and Value Proposition

•

When compared to other shared mobility options, car sharing comes closest to an ownership experience but without additional costs related to depreciation, fuel, insurance and maintenance. Russia’s cost of capital combined with relatively high car prices makes it challenging for certain segments of the population to own a personal car. Our mobility services allow customers to focus on the things that matter, providing cars on demand without many of the related hassle and car ownership costs.

•	Untapped Regional Opportunity

•

Car sharing is expected to gain significance in cities with over 500,000 inhabitants, relatively low income levels and ineffective public transportation networks. Cost considerations will play a major role in the expected shift from personal car use to car sharing in these cities. We expect that a younger car sharing fleet compared to the older age of personal cars in use will further attract users by offering a better driving experience in terms of performance, comfort and safety.

•

The growth of car sharing in these cities is expected to result in improved unit economics, which we believe is reflected by the growth of our car sharing operations in, for example, Novosibirsk and Yekaterinburg. In both cities, the increase in the size of our car sharing fleet corresponded with the following unit economics improvements:

•	In Novosibirsk, the increase in our car sharing fleet from approximately 90 to 460 vehicles between August 2019 and August 2021 corresponded with a 34% increase in revenue per car per day;[8] and

•	In Yekaterinburg, the increase in our car sharing fleet from approximately 240 to 570 vehicles over the same period corresponded with a 45% increase in revenue per car per day.8

•	Infrastructure Readiness

•

Organic growth in car sharing usage will be heavily influenced by smartphone and internet penetration in cities. Rising internet penetration and smartphone adoption rates are poised to drive higher uptake of app-based mobility services such as car sharing.

•	Institutional Support

•

Government subsidies for the car sharing industry have catalyzed growth in several cities. Government support, particularly during the initial stages, will be instrumental in the expansion of car sharing services in other regions. Car sharing provides an opportunity for governments to deal with issues such as parking, space management and congestion.

•	Urbanization

•

Russia has 38 cities with over 500,000 population, which is, for example. more than in the U.S., providing a strong basis for future growth. Migration and urbanization impact cities in multiple ways, including: (i) they lead to congestion, inadequate parking space and an overstrained public transportation infrastructure; and (ii) they expand geographical city limits as housing requirements increase. Consequently, there is a growing need for more efficient and economic transportation options. Car sharing is well-positioned to offer a sustainable transportation alternative in cities.

•	Congestion

•

Consistent increases in the total number of cars on the road is one of the key factors behind high congestion levels. Car sharing can effectively minimize congestion levels by reducing the number of vehicles on the road. The Moscow Department of Transport estimates that car sharing results in 250,000 fewer cars on roads every day in Moscow.

[8]	Revenue per car per day has been derived from Revenue for Car Sharing for the respective city.

•	New Business Models and User Base

•

New business models such as long-term car rentals and vehicle subscription are expected to drive the car sharing market in three ways: (i) by improving vehicle utilization; (ii) by expanding user base; and (iii) by diversifying revenue streams for car sharing operators. Long-term car rentals are typically full-day rentals which can be used for both intra- and inter-city trips. Under the vehicle subscription model, vehicles from a wide range of brands and models can be rented for up to 18 months continuously with no requirement of credible financial history. Rental fees under the subscription model typically account for insurance, repairs and tire services.

Market Leader Advantage in a Market with Significant Barriers to Entry

For any new player entering the car sharing market in Russia there are a number of meaningful hurdles. We have determined five key barriers to entry that any potential new market player would need to address in order to compete with us, as Delimobil has all critical components in place—which we believe are difficult to replicate:

•	Large Fleet and Customer Base Requirement

•

While the car sharing market offers significant growth potential, opportunities for new entrants and smaller incumbents are limited, since market success is largely determined by the ability to achieve high car density to allow for quicker access to vehicles. Furthermore, established operators have a wide customer base that is essential for optimal fleet utilization. New entrants will be required to acquire a large customer base, establish a brand name and gain customer loyalty, which would take significant time and investment.

•	Capital Intensive Market

•

The car sharing market requires significant investments into fleet, operations, maintenance, and technology. Access to finance and low cost capital is crucial to scale up an operator’s business. New entrants will be dependent on their ability to obtain such financing and low-cost capital to compete efficiently with established players.

•	Advanced Technology Solutions

•

The need for advanced technological capabilities represents an increasingly significant barrier to entry. Car sharing operators require technology to achieve competitive differentiation and mitigate risks such as reckless driving and vehicle damage. New technological platforms are improving efficiency, safety and security of car sharing systems. The need to make simultaneous investments into both technology and fleet expansion will put significant pressure on the ability of new operators to enter the market or gain scale and/or reach profitability.

•	Need for Offline Service Infrastructure

•

Enhancing efficiency and reducing downtime through fleet management, maintenance and repair have become vital for car sharing operators. In order to reduce downtime, operators are investing in fleet rebalancing capabilities and aftermarket services such as maintenance, repairs, cleaning and insurance. Development of similar ecosystems that results in profitability will require investment of significant operational, financial and time resources for new entrants.

•	Strategic Partnerships with OEMs and Leasing Companies

•

Partnerships are a prerequisite to ensure cost-effective access to a wide range of high quality vehicles. For car sharing operators, this is critical in order to achieve financial stability. Established operators have been able to develop long-standing relationships with Original Equipment Manufacturers (“OEMs”) and leasing companies that we believe may be difficult for new market entrants to replicate in light of limited history of operations.

Leading Car Sharing Service in Russia with Widest Presence in Regions

Delimobil’s presence across a wide range of Russian regions is one of our key differentiators when compared to our competitors. Since our launch in Moscow in 2015, we have expanded to an additional 10 cities, including most recently to Kazan and Rostov-on-Don. Currently, our total reach covers more than 25% of the Russian urban population (based on Rosstat data). Our rivals, BelkaCar, Yandex.Drive and CityDrive, operate in five, four and three cities, respectively. With over 17,000 cars in our fleet as of the date of this prospectus, we capture approximately one-third of the Russian car sharing market, according to Frost & Sullivan. In Moscow, we have become the leader in the market by number of trips, achieving a market share of approximately 44% as of August 2021, according to the Moscow Transportation Department.

Given our wide geographic presence, Delimobil also has the flexibility to relocate cars between cities and benefits from a wide range of options of where to relocate cars, which increases our business’ efficiency and resilience to the possible limitations of specific locations. This proved critical to our performance during the lockdown in Moscow in response to the COVID-19 pandemic, as we were able to mitigate the sharp decline in customer demand in Moscow by relocating a portion of our fleet to cities with less strict mobility restrictions in place. Under this relocation campaign, we moved 2,435 cars from Moscow to the regions during the period of March to May 2020. Moreover, we have a large selection of cities to transfer our cars to after three years of operating in Moscow, where the local regulator gives special parking permits for car sharing vehicles solely during the first three years of their use and only if the cars are not more than a year old when first used. We continually monitor the situation in the cities in which we operate and can quickly relocate cars from lower-demand to higher-demand areas.

Delimobil’s wide regional presence is also in high demand among our clients, especially given international travel restrictions and the growing interest in domestic tourism. This represents another point of difference compared to our competitors. We believe that our experience and track record of successful regional expansion will support our further growth in the Russian regions and already positions us strongly to capture new market opportunities.

Shared Mobility Platform for Seamless User Experience, Driven by the Mobile App

Delimobil’s full customer proposition is delivered through its mobile app, facilitating a simple and seamless user experience by taking customers through each step of the process. The simplicity and speed of booking and actually starting to drive a car, a process which consists of locating the car, booking the car, checking its condition, renting and driving, is a core element of the customer experience. There are a number of elements that make up Delimobil’s differentiated customer proposition:

•	High availability and convenience driven by a large optimized fleet

•

Delimobil has a large fleet with over 17,000 cars, allowing for high availability and accessibility for customers looking to travel via car sharing. Across Moscow, the average travel time on foot to the car which a customer has booked is approximately 5 minutes.

•	Superior Car Quality

•	Delimobil’s cars offer a consistently strong, high quality service—supported by the in-house operations of SMM, which carry out repair and maintenance, car washing and refueling services.

•	Superior Value Proposition

•

Unlike most public transportation and car rental services, Delimobil offers 24/7 availability with the same level of safety and around-the-clock service. Customers are able to access Delimobil’s cars at any time, unconstrained by schedules, timetables and car rental offices. After an easy and fast online onboarding process, customers are also able to use our vehicles for whatever duration they require—from minutes to multiple days. Customers are able to benefit from the comfort of having exclusive use of a car, but with the flexibility to leave it at any available parking space, and a wide selection of auto brands.

•	User Rating-based Transparent Smart Pricing

•

Delimobil offers smart-pricing, which dynamically reflects a number of factors, including a customer’s driving profile as well as the supply and demand of vehicles at a particular location and time of day. For example, disciplined drivers can receive up to a 40% discount on the price of their trip. Delimobil’s pricing approach is both transparent and cost effective. Delimobil’s pricing captures essentially all of the customer’s costs in one easy-to-comprehend figure.

•	Broadest coverage area

•

With the largest coverage area of any Russian competitor of approximately 1 million square kilometers, according to the Company’s estimates, Delimobil provides the greatest access to its customers to travel across the country. This also supports customers’ ability to take trips of any length, from across the city to across the country.

•	Strong Independent Brand

•

Delimobil ranked first in top-of-mind and brand awareness among Russian car sharing providers in December 2020, according to brand health tracking research done by Tiburon Brand Health Research. Our strong brand allows us to build a deep connection between our brand and our customers, helping us to drive further growth of MAU and to improve customer loyalty and engagement.

•	Large Fleet with a Wide Variety of High Quality Cars

•

Car density is a key driver of the success of our business model. We have consistently adhered to our strategy, even during the peak of the COVID-19 outbreak in 2020. Due to our strong relationship with OEMs, we were able to maintain supply of new vehicles to support our fleet growth. As a result, our EoP Fleet grew almost three times more than the market average. We provide access to a large fleet, with a wide range of high quality cars—ranging from VW Polos to Mini Coopers and BMWs. The quality of our cars, supported by our strong offline service infrastructure, helps ensure a strong customer experience for every trip taken. Although our fleet is composed of four classes of vehicles—economy, comfort, premium and vans—our business strategy is focused on economy class models, targeting the largest audience in Russia. As of August 31, 2021, economy class models accounted for 86% of our fleet, with comfort class models, premium class models and vans accounting for 9%, 4% and 1% of our fleet, respectively.

Comprehensive Technology Stack Driving Operations and Efficiency

Delimobil’s operations are supported by a powerful, data driven technology platform. This platform not only supports a seamless customer experience through our mobile app, but it also bolsters our fleet management, pricing and innovation. The cloud-based platform is highly scalable, and it is maintained and optimized by a dedicated team of approximately 80 highly qualified engineers. Our comprehensive platform supports and powers all elements of our operations, with three core aspects of the technology.

•

In-vehicle technology. Our entire car sharing fleet is equipped with Internet of Things (“IoT”) devices, which have been optimized for each car model, to collect real-time data on driving behavior and car telemetry which feeds into our pricing and customer rating models as well as into our fleet management software, so that we can ensure that our fleet is consistently in excellent condition and operating at maximum capacity.

•

Data analytics technology. We developed the platform for analysis of the big data we collect from various sources, such as IoT devices installed in our cars, customer feedback (via call center or in-app functionality) and our fleet maintenance software (Guido and enterprise resource planning (ERP)). Its algorithms and other business intelligence tools are the backbone of our operations.

•

Fleet management technology. To support SMM, our fleet management infrastructure, we have developed Guido, our fleet management technology platform which our operational personnel access through our operational personnel-only mobile app. As of June 30, 2021, the Guido app has over 500 daily active users, or the total number of unique users who completed at least one work order for a car in our fleet per day calculated as an average over the reporting period, and processes approximately 9,000 work orders covering 30 different types of vehicle services, including repair and maintenance and tire, washing and refueling services, per day. Our fleet management technology gives us the ability to shift planning and adjust work order allocation so that up to three cars can be simultaneously booked for parallel servicing.

To provide support for our technology platform, we have data systems capable of supporting 5TB of telemetry data per year, and we use third-party cloud computing services and data center in partnership with large IT companies such as Dataline and Rostelecom in order to scale up our technology-based services to meet spikes in usage. As of June 2021, we processed an average of 200,000 requests per minute from users of our platform.

Strong In-House Fleet Management and Operations Infrastructure

Our own in-house fleet management infrastructure, SMM, is one of the main differentiators of our business model versus other car sharing companies in Russia. We have our own capabilities to repair or maintain, wash and refuel our cars. Out of the three main capabilities of SMM, only refueling is performed on a proprietary basis by some of our competitors, while repair and maintenance, including tire services, and car washing are outsourced to multiple third-party providers, according to market sources.

SMM primarily enables us to reduce car idle time and therefore to maintain car uptime (i.e., availability for booking by customers) at up to a 90% level. In addition, our own fleet management infrastructure helps us to ensure a consistent quality of car maintenance across our fleet, simplifies roll-out in new cities, and allows us to provide timely support to our customers in case of road accidents.

Based on our internal estimates, SMM is the largest proprietary car fleet management operator in Russia and we believe there are no independent car service providers that would be able to provide the full range of SMM’s services that we provide at the scale of our fleet. SMM is present in Moscow, St. Petersburg and Yekaterinburg, engages third-party providers in the other regions and services over 17,000 cars. SMM operations engage approximately 600 personnel, including full- and part-time employees as well as contractors as of July 31, 2021, and its facilities have a total area of approximately 24.4 thousand square meters.

To support SMM, we have developed Guido, a separate fleet management technology platform with a web application and mobile app for our operational personnel to use. It collects, stores and instantly analyzes the data on each car’s servicing history, including technical inspections, repairs, spare parts and costs. Guido enables us to provide customers with high-quality cars while keeping the maintenance costs at an optimal level.

Rapid Growth and Progress towards Profitability

We have grown rapidly since inception, with 29% growth in revenue for the year ended December 31, 2020, outpacing the growth of the total car sharing market in Russia by 11%, according to Frost & Sullivan. We believe our growth in 2020 also demonstrates the resilience of our business model despite the COVID-19 headwinds. We believe that our business model provides a substantial degree of protection from economic volatility as car sharing has proven to be a more favorable mobility option versus ride hailing and private car ownership from a usage costs perspective. This is the main idea behind Delimobil’s focus on the mass-market mobility segment: our car fleet composition is skewed towards economy and comfort class models.

We believe that our growth is underpinned by a predictable and loyal customer base, as well as our ability to increase monetization per user through price revisions. For our car sharing service, we increased Revenue per Minute by 28% between the years ended December 31, 2019 and 2020 and by 23% between the year ended December 31, 2020 and the six months ended June 30, 2021. See “Management’s Discussion and Analysis of Financial Condition And Results—Key Operating and Financial Metrics” for more information on Revenue per Minute.

Our business has also experienced increasing customer engagement, which we attribute to the high-quality user experience and diverse offering of vehicles and pricing methods we offer to customers through our platform. For our car sharing service, we measure customer engagement by monitoring customer cohorts, which we define as a group of customers who took their first trip in a given period, in two ways: (i) by assessing the retention of a specific customer cohort from one period to another and (ii) by calculating the frequency of usage of our service by a specific customer cohort during a given period. See “Management’s Discussion and Analysis of Financial Condition and Results—Key Factors Affecting Our Performance—Growth” for more information on how we measure retention rate. In addition, the customers that we retain tend to use our car sharing services with increasing frequency and the number of days between each trip booked tends to decrease. As the graph below shows, in 2020, 80% of customers who booked a first trip went on to book a second and 88% of customers who booked a fourth trip went on to book a fifth. For the same period, there was a decrease in the number of days between each trip booked from 1.7 days between the first and second trip to 1.3 days between the fourth and fifth trip. We believe this decrease in number of days between each trip booked is a strong indicator of customer engagement. This in turn links strongly to increased spending: for example, our 2019 customer cohort spent on average 73% more in their second month of usage and 59% more in 2020. Eventually, these factors create a powerful network effect: the more our customers use our services, the more they enjoy it, stay with us and spend with us. This also creates a powerful brand impact as engaged users act as a free and very natural source of “word of mouth” marketing.

(1) All data for car sharing services only. Days between trips based on the median customer. Data for 2020.

Source: Company data

Our disruptive business model and strong execution helped us improve performance. For example, we generated a gross profit/(loss) of RUB 1,021 million and an Adjusted Gross Profit/(Loss) of RUB 1,115 million for the six months ended June 30, 2021, compared to a gross profit/(loss) of RUB (521) million and an Adjusted Gross Profit/(Loss) of RUB (502) million for the six months ended June 30, 2020. We also demonstrated a 20 percentage point improvement in Adjusted Gross Profit/(Loss) Margin between the year ended December 31, 2020 and the six months ended June 30, 2021. We reached a break-even point in 2020 due to cost of revenue optimization efforts and the ability to generate revenue at a higher rate than costs. As we scaled our operations, we were able to decrease sales and marketing expenses as well as general and administrative expenses as a percentage of revenue and improved Adjusted EBITDA Margin by 17 percentage points between the years ended December 31, 2019 and 2020 and by 20 percentage points between the year ended December 31, 2020 and the six months ended June 30, 2021 despite restrictions and limitations caused by the COVID-19 pandemic. The most directly comparable IFRS measure for Adjusted EBITDA Margin, which is derived from Adjusted EBITDA, is loss for the period. See “Selected Combined and Consolidated Financial and Operating Data” for a reconciliation of Adjusted EBITDA and Adjusted EBITDA Margin to loss for the period. We believe that we have further significant upside in performance as we continue to grow our market share and revenue base, considering the high operating leverage embedded in our business model.

As we continue to scale up our business, we believe that these factors, among others, will continue to positively impact our operations and drive improvement in results and unit economics.

Experienced Management Team and Dedicated Founders are Key to our Success

Delimobil benefits from a highly experienced and motivated management team with a strong track record of success. The leaders across the management team all have relevant industry experience in some of Russia’s and Europe’s largest and most established companies. This covers companies across a range of relevant sectors, including tech driven internet platforms like Ozon, consumer-facing names like Procter & Gamble and transport and mobility companies like Scania. Through the leadership and management of our team, Delimobil was able to achieve a revenue increase of 29% for the year ended December 31, 2020, despite the COVID-19 pandemic and the resulting lockdowns. Moreover, through efficient planning and expert guidance, we were able to concurrently increase our revenue by 29% between December 31, 2019 and 2020 and increase our Adjusted EBITDA Margin by 17 percentage points between December 31, 2019 and 2020. For the six months ended June 30, 2021, we achieved a revenue increase of 120% compared to the same period of 2020, and an increase in Adjusted EBITDA Margin by 43 percentage points over the same period. The most directly comparable IFRS measure for Adjusted EBITDA Margin is loss for the period. See “Selected Combined and Consolidated Financial and Operating Data” for a reconciliation of Adjusted EBITDA Margin to loss for the period.

Our management team has a wide range of complementary skill sets and has gained meaningful experience serving in and leading some of the well established companies. The combination of their international expertise and knowledge of the local mobility market has allowed us to build and grow a leading platform that delivers for our customers.

Our Growth Strategy

Our growth strategy is based on the following four pillars: regional expansion in Russia, further growth in major cities, offering of SMM services to third parties and further development of subscription services.

To facilitate implementation of our growth strategy, we aim to continue expanding our car sharing and long-term car rental fleets and increase their uptime by improving our operating efficiency with smart fleet management. In addition, we plan to pursue additional marketing efforts to maintain high awareness of and further strengthen our brand. We also expect to further enhance our customer experience by introducing new features, meeting needs of new target audiences and updating our mobile applications. Moreover, as we upgrade our dynamic pricing algorithms, we expect that higher ARPU will also drive growth across our geographical presence. See “Management’s Discussion and Analysis of Financial Condition And Results—Key Factors Affecting our Performance—Growth—Customers Base” for more information on ARPU.

Regional Expansion

We aim to have an operating car fleet in all Russian cities with populations exceeding 500,000 people in the long term. According to Rosstat, there are 38 such cities in Russia, which would provide for a total population coverage of approximately 48 million people. Delimobil is well-positioned to achieve this target considering its significant track record of regional expansion. Delimobil has operational presence in 11 Russian cities as of the date of this prospectus, ahead of its competitors, BelkaCar, Yandex.Drive and CityDrive, which are present in only five, four and three cities, respectively, according to Frost & Sullivan. Delimobil believes it can leverage its scalable in-house fleet management infrastructure, large fleet size and flexibility to promptly relocate cars in order to roll out its operations in new cities.

We also plan to further grow our business in all regional cities in which we currently operate as Russian regional markets remain significantly underpenetrated. According to Frost & Sullivan, the level of car sharing penetration in cities with populations exceeding 500,000 (excluding Moscow and St. Petersburg) and among Russian drivers between the ages of 18 and 60 years with a valid driver’s license was only 5.3% in 2020, a figure which is expected to rise to 21.4% by 2025. In addition, we are also promoting inter-city travel via car sharing to address the opportunity of expanding domestic tourism in Russia, and we already have a roadmap of IT developments to tailor our services for such purpose.

Further Growth in Major Cities

We believe that Delimobil has substantial room for continued growth in Moscow and St. Petersburg. Frost & Sullivan forecasts that 50% of people eligible to drive in Moscow and St. Petersburg will become car sharing users by 2025, compared to 22.3% and 12.9% in 2020 in Moscow and St. Petersburg, respectively.

We expect to continue leveraging our well-recognized brand, our deep knowledge and expertise of operating in these cities and our knowledgeable approach to car location and utilization to pursue further growth in these cities. In particular, we expect to focus on targeting new audiences with our car sharing offering by capturing the younger aged population of 18 to 24 years and the middle aged population of 50 years and older.

Further Development of Subscription Services

While continuing to develop our car sharing service, which is our primary offering, we also expect to scale up our vehicle subscription model for our long-term rental service in Anytime Prime and to introduce this subscription model to our car sharing business in Delimobil. We also plan to further develop our B2B car sharing offerings. Anytime Prime provides a revenue stream based on longer-term relationships as customers can book cars for a period ranging from one day to one year. The car fleet available to Anytime Prime users consists of over 500 cars as of August 2021. Our long-term rental service also provides further up-selling opportunities, shifting the focus of our revenue model from fleet size to the size of our customer base. Furthermore, Anytime Prime targets a different customer audience, with a focus on the premium segment, and has only a minor overlap with Delimobil, which is more focused on the mass market. At the same time, we are testing subscription services on car sharing for Delimobil’s mass market audience. Our corporate B2B car sharing service, launched in May 2019, allows us to capture enterprise clients.

SMM Services to Third Parties

We are also currently evaluating opportunities for new product launches. For example, we are exploring the opportunity to offer our SMM capabilities to third parties, including consumers and enterprises, since our car fleet maintenance operations feature a streamlined process and significant economies of scale which are not available to smaller companies.

International Expansion

In addition to the four strategy pillars described above, we consider the potential to enter into foreign markets as an additional long-term growth opportunity rather than a short-term goal. We are contemplating the opportunity to develop a franchising model in order to extend our international presence.

Moreover, in August 2021, we entered into call option agreements with one of our shareholders under common control of our ultimate controlling party that will provide us with the option to purchase all or substantially all of the shares in D-Mobility Czech Republic s.r.o., Carsharing Club LLC and D-Mobility Kazakhstan LLC, which operate car sharing businesses in the Czech Republic, Belarus and Kazakhstan, respectively, under a similar business model as ours. The exercise of the call options is subject to approval by our board of directors and would be exercisable from January 1, 2023 until July 1, 2023. For further information on these transactions, see “Certain Relationships and Related Party Transactions—Option Agreements.”

Company History and Development

In 2015, convinced that a high-quality car sharing service could efficiently tackle Russia’s mobility challenges, Mr. Vincenzo Trani and Mr. Stanislav Groshov founded Carsharing Russia LLC to serve as a viable and sustainable alternative to the increasingly overwhelmed public transportation system in Moscow. Carsharing Russia LLC thus became the first company under the Delimobil brand, having as its principal shareholders entities from the Mikro Kapital Group, together with other minority investors.

From the outset, we have maintained an open dialogue with Moscow authorities to encourage the development of the car sharing industry and have actively contributed to and supported the establishment of the car sharing market and car sharing regulations. We became the first participant in the Moscow car sharing market and grew rapidly in the years that followed.

We invested heavily in high-quality technology to support our business, from mobile applications to logistics and fleet management systems, as well as in marketing strategies to educate the Russian population on the benefits of car sharing, given the nuances involved in our business. By 2017, our fleet size had expanded from an initial 100 cars to approximately 1,000 cars and our services had reached two more cities: St. Petersburg and Nizhny Novgorod. In 2017, we established SMM to bring in-house management capabilities for repairing, maintaining, washing and refueling our car fleet. During that same year, our first call center was launched in the Tula region.

By 2018, our fleet size had exceeded 1,850 cars and we had expanded to four additional cities in Russia: Ekaterinburg, Samara, Novosibirsk and Krasnodar. In 2018, we acquired Anytime LLC and launched our Anytime Prime services, which are focused on providing our customers with a reliable option for long-term rentals of premium class and luxury vehicles.

From the end of 2018 through the beginning of 2019, we worked on rebranding and relaunching the Delimobil app, further invested in our fleet management software and launched new initiatives, including our corporate or B2B car sharing offering. We also relaunched Anytime as a premium car subscription service under Anytime Prime, with a complete rebranding and redesign of its mobile application. In 2019, we also extended our services to Tula.

In 2020, our services proved resilient during the COVID-19 pandemic: we developed new business lines, such as inter-city rentals and delivery services, launched a new call center in Volgograd, which currently employs more than 300 personnel, and also launched our dynamic smart pricing plan and user scoring system. By then, we had further expanded our services to the city of Togliatti. In October 2020, SMM acquired 40% of the capital stock of CarShineRussia LLC, a company that operates car repair and maintenance facilities in Moscow. We expect to acquire the remaining 60% later this year (see “—Corporate Structure—Recent Developments”).

In January 2021, for the purpose of this offering, we underwent a corporate reorganization, by which all the companies in our Group were contributed to Delimobil Holding (see “—Corporate Structure—Our Corporate Reorganization”). Further, in March 2021, SMM acquired 30% of the capital stock of Prolive+ LLC, a mobile refueling company operating in Moscow, and in July 2021 SMM acquired the remaining 70% (see “—Corporate Structure—Recent Developments”).

As of the date of this prospectus, according to the Moscow Department of Transport, we have achieved a leadership position of 44% of the share of trips in Moscow, the largest car sharing market in the world in terms of fleet size. Having added Kazan and Rostov-on-Don to our portfolio, our services currently extend to 11 cities and our fleet surpasses 17,000 cars.

Corporate Structure

Our Corporate Reorganizations

Delimobil Holding is a public limited liability company (société anonyme) organized and incorporated under the laws of Luxembourg on January 18, 2021 for the purpose of effectuating our initial public offering.

In March 2021, the shareholders of our subsidiaries Carsharing Russia LLC, Anytime LLC and SMM LLC, each a Russian limited liability company, contributed all of their equity interest in the Companies, representing 100% of their respective capital stocks, to Delimobil Holding. In return for this contribution, Delimobil Holding issued 95 million new ordinary shares to such shareholders. Following this corporate reorganization, Delimobil Holding had 100 million ordinary shares issued and outstanding, with a nominal value of EUR 0.01 each.

In June 2021, Nevsky Property, an affiliate of VTB, subscribed for 12 million convertible preferred shares of the Company in a private and acquired 3 million ordinary shares of the Company from certain existing shareholders. As a result, the shareholders of Delimobil Holding entered into the Pre-IPO Shareholders’ Agreement. For further details regarding this investment, see “Certain Relationships and Related Party Transactions—Pre-IPO Shareholders’ Agreement.” Following such investment, the issued capital of Delimobil Holding was set at EUR 1,120,000, represented by 100 million ordinary shares and 12 million preferred shares.

Pursuant to the Pre-IPO Shareholders’ Agreement, upon announcement of pricing for this offering, all preferred shares held by Nevsky Property will be converted into ordinary shares of the issuer based on a one-to-one ratio, with no change or impact to Delimobil Holding’s total and voting capital stock.

The following organizational chart sets forth our corporate structure as of the date of this prospectus, after giving effect to our corporate reorganizations:

Delimobil Holding S.A.

ULTIMATE BENEFICIAL OWNER
Mr. Vincenzo Trani
100%
10%
90%
Mikro Kapital Management S.A. (Luxembourg)
Mikro Kapital Group SARL (Luxembourg)
91.03%
MIKRO KAPITAL SARL (Luxembourg)
97.84%
MIKRO FUND (Luxembourg Based Securitization Fund)
100%
16.89%
100%
Stanislav Groshov 3.04%
Artur Melikyan 4.23%
Artem Sergeev 11.13%
Minority Shareholders (Private Persons, Russian Residents)
MK Impact Finance (Luxembourg Based Securitization Fund)
D-Mobility Worldwide A.s. (Czech Republic)
VTB Bank (PJSC) (Russia)
100%
Nevsky Property Finance Limited LTD. (Cyprus)
18.40%
37.96%
13.37%
13.39%
Delimobil Holding S.A. (Luxembourg)
Carsharing Russia LLC (Russia)
100%
Anytime LLC (Russia)
100%
Smart Mobility Management LLC (Russia)
100%
"CarShineRussia" LLC (Russia)
100%
"Prolive+" LLC (Russia)
100%
"CarShineWash" LLC (Russia)
90%

Support from Controlling Shareholder

Mikro Kapital Group has been a long-standing supportive shareholder of Delimobil, having facilitated our growth and development since our inception in 2015 through financial and other means.

Mikro Kapital Group has provided us with both equity injections and borrowings, helping to finance our core operations and providing funds for our expansion, such as for the acquisition of Anytime Prime in 2018. In 2019 and 2020, capital contributions from Mikro Kapital Group amounted to RUB 3,726 million.

Furthermore, for the six months ended June 30, 2021 and the years ended December 2020, 2019 and 2018, we entered into financial lease agreements with Mikro Kapital Group, through its affiliated companies LLC National Leasing Company and LLC National Leasing, for the acquisition of 1,548 vehicles for our fleet. We also sublease our Moscow-located office space and warehouses, as well as certain other facilities, from Mikro Kapital Group, through its subsidiary LLC Mikro Kapital Corporate Services.

Recent Developments

In June 2021, SMM entered into option agreements with certain individuals giving it the right to acquire:

•	the remaining equity interest in CarShineRussia LLC, representing 60% of its total and voting capital stock, for a total purchase price of RUB 119.5 million; and

•	90% of the total and voting capital stock of CarShineWash LLC, for a total purchase price of RUB 14.4 thousand.

The acquisitions of 60% of the total and voting capital stock of CarShineRussia LLC and 90% of the total and voting capital stock of CarShineWash LLC were completed in September 2021.

In June 2021, SMM entered into option agreements with certain individuals giving it the right to acquire the remaining equity interest in Prolive+ LLC, representing 70% of its total and voting capital stock, for a total purchase price of RUB 27.9 million. This acquisition was completed in July 2021.

In August 2021, we entered into call option agreements with one of our shareholders under common control of our ultimate controlling party that will provide us with the option, subject to approval by our board of directors, to purchase all or substantially all of the shares in D-Mobility Czech Republic s.r.o. (Czech Republic), Carsharing Club LLC (Belarus) and D-Mobility Kazakhstan LLC (Kazakhstan), at a strike price equal to the fair value of such companies at the time of acquisition. The call options are exercisable by us at our discretion from January 1, 2023 until July 1, 2023. For further information on these transactions, see “Certain Relationships and Related Party Transactions—Option Agreements.” Additionally, in August 2021, Artur Melikyan, Artem Sergeev and Stanislav Groshov each sold 1% of the equity of Delimobil Holding S.A. to Mikro Fund.

Our Business Operations

Operations Overview

We operate in the shared mobility market under two principal business lines: free-floating car sharing under our Delimobil brand and car subscription for longer-term rentals under our Anytime Prime brand. Supporting our services is our SMM fleet management infrastructure, which administers repair and maintenance and tire, washing and refueling services to our vehicles. Our mobility offerings are supported by our advanced technology framework. We have two mobile apps for customers, our Delimobil and Anytime Prime apps, through which customers can sign up, view, select and book a vehicle as well as pay for their trip or rental.

Car sharing – Delimobil

The Delimobil app is the first touch point for customers using our car sharing service. The relationship with a customer begins with the app’s onboarding process, which is designed to authenticate the customer’s identity in a convenient but comprehensive way. When a customer downloads the app, they are first asked to provide their mobile number and then verify their identity by supplying copies of their ID and driver’s license by taking pictures of the documents directly on the app. Our smart technology will then authenticate the documents against relevant official databases and use facial recognition software to compare the documents against a “selfie” picture of the customer. The entire onboarding process typically lasts an average of 15 minutes, meaning that customers can quickly access Delimobil’s full suite of car sharing selections.

Once customers complete the onboarding process, their personal account will be activated and they can begin accessing our car sharing service. By using the Delimobil app, customers are ready to drive in four simple steps:

(1)

Find – By leveraging cutting-edge IoT technology equipped in all of our car sharing vehicles, the app provides customers with a real-time map of cars in their vicinity to choose from, with the ability to filter cars by make and model;

(2)	Book – Once customers select their preferred vehicle, they can book the car on the app and will have up to 15 minutes on average to reach the car from their location without being charged;

(3)

Check – Upon physically reaching the car, customers can unlock the vehicle through the app and will have an additional 7.5 minutes free of charge to inspect the interior and exterior of the vehicle for any damage; and

(4)	Drive – Once customers approve the vehicle’s condition, they can use the app to start the car’s engine and begin their journey.

When choosing which car to rent, customers have access to our car sharing fleet of over 17,000 cars spread across 11 cities in Russia, including Moscow and St. Petersburg. Our cars are strategically located throughout these cities to be easily accessible to customers, and we offer a wide variety of car models, from popular, affordable models to more up-market vehicles, to satisfy the different needs of customers. We group our fleet into four vehicle classes—economy class vehicles, which includes car models such as Volkswagen Polo, Hyundai Solaris and KIA Rio; comfort class vehicles, which includes models such as KIA Sportage and Nissan Qashqai; premium class vehicles, which includes modes such as BMW 320i and Mercedes-Benz GLC 250; and vans—and offer different pricing levels for each group. All of our cars are equipped with GPS and GLONASS tracking systems which allow us not only to display available vehicles to customers in the Delimobil app but also to monitor any dangerous activities, such as speeding and reckless driving.

Through the Delimobil app, customers also have the ability to select the pricing plan they wish to use to rent our vehicles. We offer several different pricing options, including per-minute pricing and fixed-rate pricing by distance or by rental period. Customers can also elect to purchase our “Personal Skazka” pricing plan to ensure that they have limited liability in case of car damage to any of our vehicles, subject to certain conditions. Once a pricing option has been chosen, the actual price per minute or fixed price of the customer’s trip will be determined by a number of factors, such as applicable promotions and discounts as well as more “dynamic” factors such as location and the customer’s individual rating, which is based on frequency of use, any outstanding penalties and driving score, which customers can clearly see in the app. We believe this transparency in how we charge our customers is key to building relationships and fostering the loyalty of our customers. All car rentals are charged on an ‘all-in’ basis, meaning that any refueling, servicing and parking costs are included in the trip price.

Once a customer has finished their journey, they can use our app to locate nearby public parking lots and, in cities with parking restrictions in place, such as Moscow, Kazan and Tula, they can take advantage of the parking permit passes we have for our car sharing vehicles for convenient and worry-free parking. Customers can then complete their rental on our mobile app, which will switch off the car’s lights and lock its doors automatically.

Long-term rental – Anytime Prime

Our long-term rental service, which we operate under our Anytime Prime brand, allows customers to rent premium class and luxury vehicles, such as top-of-the-line models from Mercedes-Benz, BMW and Porsche, for a period ranging from one day to one year. Unlike traditional car rental services, which require in-person and document-heavy procedures to rent a vehicle, customers can easily subscribe for our service on the Anytime Prime app, which replicates the authentication capabilities of our Delimobil app for quick and effortless onboarding. Customers can then use the Anytime Prime app to:

•	select a vehicle from among our wide variety of options;

•	choose their rental package, which takes into account several factors such as rental duration, the mileage of the vehicle and the number of car washes included in the price;

•	specify a start date for their rental period;

•	decide between delivery or pick-up options for receiving the vehicle; and

•	pay for the rental service.

If a customer decides to choose our delivery option for receiving the vehicle, for a fixed cost our SMM operators will deliver the vehicle to the customer’s specified address, meaning that the entire rental process can be completed from the convenience of the customer’s own home.

Another feature of our long-term rental service, which we believe differentiates our offering, is that customers have the ability to exchange their selected vehicle for a different make or model at any time during their rental period. We divide our Anytime Prime car fleet into eight pricing categories, so customers can exchange their vehicle for any other within the same category free of charge or, if they wish to upgrade to a car in a higher pricing category, by paying a fixed surcharge. This flexibility enables customers to drive the car that most closely suits their desires or needs at any given time, ensuring that they receive a high-quality and personalized user experience. We believe that our long-term rental offering addresses a separate but growing section of the shared mobility market in Russia.

Complementary Services

Since the end of 2019, we have also offered our car sharing service to business customers through our B2B car sharing service. Once a business account has been created for a B2B customer, the account can be linked to the personal car sharing accounts of the B2B customers’ employees on the Delimobil app. When the employee of a B2B customer wants to book one of our car sharing vehicles in the app, they consequently have the flexibility to decide which account will be charged for the trip, either their personal or B2B account.

As a result of the COVID-19 pandemic, we launched in April 2020 a delivery service to capture increased delivery needs during the pandemic-related lockdown. After the lockdown, which ended in June 2020, we continued with our delivery service and now regard it not only as an additional source of revenue but also as a way to optimize our fleet usage even when the vehicles are not employed for car sharing. Our commercial clients include well-known Russian brands, such as X5 Retail group, Ozon Express, Vkusvill, Samokat and Lenta, and we currently offer delivery service in eight different cities across Russia, from Krasnodar to Novosibirsk. Our delivery service accounted for 3% and 2% of our total revenue for the six months ended June 30, 2021 and the year ended December 31, 2020, respectively. Our delivery service is not our core business, but we aim to keep delivery volumes stable as insurance against events such as the COVID-19 pandemic in the future.

Smart Mobility Management

We operate SMM, our own fleet management infrastructure, giving us robust offline capabilities. We currently engage 600 personnel, including full- and part-time employees as well as contractors to provide repair and maintenance and tire, washing and refueling services to help ensure that our fleet is consistently in excellent condition and operating at maximum capacity. We have also developed Guido, a fleet management technology platform which our operational personnel access through an operational personnel-only mobile app, that currently enables us to process and allocate approximately 9,000 work orders per day for optimum efficiency.

Increasing Our Footprint in Russia

We operate in 11 Russian cities as of the date of this prospectus. One of our strategies is to have an operating car fleet in all Russian cities with a population exceeding 500,000 people in the long term. Before entering into a new market, we take several factors into consideration, including the following:

•	rating by standard of living, since this impacts the frequency of trips;

•	number of potential clients between the ages of 17 to 40 years, in order to determine our customer base;

•	salary level, as this affects ARPU and frequency of trips;

•	traffic score, as this impacts the average trip time;

•	competitors, as this impacts our price levels; and

•	car accident rates, which impact costs and frequency of trips.

We believe we can deliver our scalable in-house fleet management infrastructure, large fleet size and flexibility to promptly relocate cars in order to roll out our operations in new cities.

Competition

In providing our shared mobility offerings, we compete with other car sharing operators, taxi and ride-hailing services, public transportation and personal car use in the Russian market.

•

Car sharing: Among car sharing operators, there are four main players that, as of December 31, 2020, controlled more than 89% of the Russian market based on GMV and total fleet size, according to Frost & Sullivan: Delimobil, Yandex.Drive, BelkaCar and CityDrive. In Moscow, the largest car sharing market in Russia, we are a leading car sharing operator, with a 44% market share by number of trips as of August 2021, according to the Moscow Department of Transport. We were also a leading car sharing operator in terms of revenue growth in Russia in 2020. Based on the full year 2020 financial results, our revenue grew by 29%, while the revenue of our main competitor, Yandex.Drive, grew by 13%, according to Frost & Sullivan.

•	Taxi and ride-hailing: We also face competition from taxi companies and ride-hailing services. According to Frost & Sullivan, the taxi market GMV in Russia in 2020 grew by 4% year-over-year to reach RUB 738 billion. This growth was driven by higher prices and commuters’ preference for safer travel. Taxi utilization rates and average fares have changed significantly following the introduction of ride hailing services. According to the Moscow Department of Transport, the average fare per trip reduced by 34% and average waiting time decreased from 10 minutes to 4 minutes between 2014 and first quarter of 2021. However, we believe that we maintain significant advantages to these services. In particular, in 2020, the average cost per minute for a taxi in larger cities such as Moscow was 51% more than the average cost per minute for car sharing, according to Frost & Sullivan. Additionally, we believe there is significant value in providing customers with the comfort of having exclusive use of a car as opposed to using a taxi service. The flexibility of having this exclusive use makes it more convenient for customers to go to multiple locations in a day and also enables the customer to drive the car on their own terms in that they can choose the temperature, music and route according to their preferences, a function that is not always available in traditional taxi or ride-hailing services. Our car sharing service also provides customers with an opportunity to diversify their lifestyle with different models and classes of cars. Our main taxi and ride-hailing services competitors are Yandex.Taxi, Citymobil, Gett and Wheely.

•

Traditional rental car companies: We also compete with traditional rental car companies. These companies are typically located near airports and transportation hubs and provide rental vehicles charged on a daily basis. However, we believe we offer a more attractive option for customers with our flexible car locations, short term rentals, inclusion of costs for fuel, maintenance and full coverage in case of car damage or accident in our prices as well as free parking. Even though we also offer long-term rentals in Anytime Prime, we do not believe our services in this offering directly compete with traditional rental car companies as Anytime Prime, compared to traditional rental car companies, is focused on a higher premium segment of cars with a full service offering included in our subscription pricing plans (including maintenance, tire replacement and car washing).

•

Public transportation: Public transportation typically provides the lowest-cost transportation option to customers. In 2020, the Russian public transport market declined by approximately 30% in value terms, according to Frost & Sullivan. The COVID-19 pandemic altered passenger behavior, with safety concerns, in terms of sanitation, leading to lower public transportation utilization rates. Despite slow growth in 2020, the outlook for public transportation remains positive according to Frost & Sullivan. We believe that we provide a complement to public transportation. Car sharing is increasingly becoming part of the public transportation ecosystem, working as last-mile connectivity in cities with more effective public transportation networks and as an alternative mode of transportation in cities that have more limited public transportation networks and infrastructure. According to Frost & Sullivan, car sharing is expected to increase its market share in terms of number of trips as the use of public transportation increases.

•

Personal car ownership: While another transportation option is the use of one’s own vehicle, personal car ownership involves many upfront and on-going expenses that customers can avoid by using our car sharing service, such as the cost of purchasing a vehicle, parking fees in some Russian cities, refueling costs and car maintenance and repairs. Personal cars in Russia are also limited due to increasing car prices and high costs of car ownership, making it difficult for people to afford to buy a car. According to Frost & Sullivan, in 2020, the cost of owning a personal car as a percentage of the annual average salary in Russia was 34%. In the same year, there were 304 personal vehicles per 1,000 inhabitants compared with the United States, where there were 842 cars per 1,000 inhabitants. By employing our “all-in” pricing model in offering our car sharing service, these additional expenses are shifted onto us and away from our customers, providing them with an attractive and cost-effective option.

Our Pricing Models

Delimobil

We offer a range of pricing options and, for a majority of the trips booked through our Delimobil app, determine our trip prices on a transparent (for the user) individual rating system—a feature which we believe only Delimobil currently offers in the Russian car sharing market. We are able to achieve this sophisticated price determination through our proprietary algorithms, which take into account several factors such as location, demand, customers’ rating and scoring and type of car in calculating the price charged. In our Delimobil app, customers can choose among various pricing plans based on either dynamic per-minute charges or fixed-price charges:

Per-minute pricing plan

Our per-minute pricing plan is the default plan for our customers. Based on data for the six months ended June 30, 2021, the majority of our customers booked the per-minute pricing plan, making it by far our most popular pricing plan. For most regions in which we operate, the per-minute pricing plan is comprised of the following components:

•	a fixed basic pricing component, which has been pre-determined based on factors such as car model, region and time of booking;

•

a GEO pricing component, which is a dynamic pricing component determined by our algorithms that takes into account supply and demand of vehicles in the pricing zone where a car is located at the time of booking; and

•

a customer rating component, which is another dynamic pricing component determined by our algorithms that assesses a customer’s individual rating based on factors such as frequency of use, driving experience, outstanding penalties and driving score.

For some Russian regions, the per-minute pricing plan is only comprised of the fixed basic pricing component and the customer rating component. The customer rating component is specific to each customer and generates either a discount on the trip price of up to 40%, which is rewarded to our most loyal and careful customers, or a premium on the price of up to 90% if the customer has a low rating, such as when the customer has been subject to numerous fines or has had their driver’s license for less than a year.

Upon booking, customers also have the possibility to choose our “Personal Skazka” pricing plan, which is comprised of the same components as the per-minute pricing plan but includes an additional fee to provide limited liability to customers in the event of damage to our vehicles. The additional fee is also dynamically priced based on the customer’s individual rating as described above but, on average, entails a surcharge of approximately 25%. Under the Personal Skazka pricing plan, customers will not be charged in the event of an accident resulting in damage to our vehicles, subject to certain conditions. The Personal Skazka plan is only available to customers who qualify based on specific criteria, such as having no outstanding payments or past violations of our rental terms.

The per-minute pricing plan is available in all regions in which we operate. Customers are charged on a per-minute basis for using a car both in parking mode (charged at a lower rate) and in driving mode (charged at a higher rate). Revenue per Minute across all regions in Russia for customers using our per-minute pricing plan was RUB 6.8 for the six months ended June 30, 2021 and RUB 5.53 for the year ended December 31, 2020.

Fixed pricing plans

In addition to the per-minute pricing plans that we offer, customers can choose to book a trip under a fixed pricing plan. Fixed pricing plans are available in all regions in which we operate. Fixed pricing plans include our Daily Package, our Delipass Package and our standard fixed pricing plan:

Daily Package

Our Daily Package is a 24-hour pricing plan with a fixed price. The price for the Daily Package is calculated ahead of the start of a rental period and consists of the basic pricing component and the customer rating component of our per-minute pricing plan described above. The customer will be charged the fixed price ahead of the rental period upon accepting the terms of the rental. If customers do not complete the rental within 24 hours, the rental is automatically prolonged on a per minute basis. Furthermore, a fixed number of kilometers, which differs depending on region and car model, is included in the price, and, if prolonged, every 24 hours an additional allocation of free kilometers will be available for the customer. Thereafter, each additional kilometer is charged separately.

Delipass Package

Under the Delipass Package, the customer buys a number of minutes that can be used towards renting any car in our fleet, except for unbranded vehicles, for a certain period of time, such as for one day, one week, one month or one year, with discounts becoming more significant as the rental period and number of minutes within the package increases. Under this pricing plan, we also offer special discounted packages over holiday weekends and during the busiest travel days. This pricing plan is not available to customer with a low rating.

Fixed

Under our fixed pricing plan, prices are calculated by our algorithms ahead of the trip based on several factors, including time to destination, time of booking, car location, destination point and traffic patterns. For a fixed price to apply, customers must complete their trip in the area specified as the destination selected in the app. If the customer does not complete the trip in the specified area or exceeds the applicable time limit, the fixed price does not apply and the customer will be charged instead on a per-minute basis.

Anytime Prime

In Anytime Prime, we offer only fixed pricing plans without dynamic pricing. We offer different rental packages ranging from one day to one year, with discounts becoming more significant as the rental period increases. Occasionally, we also offer seasonal/holiday prices, such as special summer prices, aimed at attracting new customers. Our cars are organized into eight different categories and the same price is offered for cars within the same category. Compared to Delimobil, Anytime Prime applies its prices to customer segments, discounts and promotion codes differently. For example, there are standard price packages tied to the rental period in each category, and we may also apply a standard discount within a customer segment (e.g., for customers who spend a certain amount on services).

Customer Contractual Liabilities

With the exception of those who have selected the Personal Skazka pricing plan, we charge all customers contractual penalties for damage caused to our car fleet. These penalties are specified in the terms and conditions available on our website, which each customer accepts before renting one of our cars, and vary, for example, depending on the model of car rented and extent of damage as determined by a car repair organization or independent expert. The maximum penalty a customer may be required to pay for damages to our fleet depends on from which vehicle class (i.e., economy, comfort or premium) a car is rented. For cars rented from our economy class, the maximum amount a customer may be required to pay in damages is RUB 50,000, if the cost for the damage of the car is below RUB 70,000, or RUB 50,000 plus 25% of the amount exceeding RUB 70,000. For cars rented from either our comfort or premium classes, the maximum amount a customer may be required to pay in damages is RUB 75,000, if the cost for the damage of the car is below RUB 100,000, or RUB 75,000 plus 25% of the amount exceeding RUB 100,000.

The contractual limits on penalties do not apply if the customer exceeds the speed limit by 40 km/h prior to an accident or commits other disqualifying acts as described in our terms and conditions, such as by failing to inform us of damage to a car, using alcoholic beverages while operating the car or using the car to move hazardous materials. Moreover, the contractual limits do not apply to penalties for late payment or for non-payment of amounts payable, nor to the amount reimbursable to us for expenses incurred in arranging for debt collection from customers.

Sales and Marketing

Our main marketing strategies are to build a strong emotional connection between our brand and our customers, become deeply rooted in the city lifestyle as a reliable resource for our customers’ everyday needs and establish a Delimobil sharing community by connecting our customers with one another. For this, we strive to achieve brand awareness and loyalty growth, increase frequency of usage and maximize downloads of our mobile app. We use a number of different benchmarks to monitor the success of our marketing efforts, including revenue, customer acquisition costs, number of first-time riders, number of next-time riders, MAU and net promoter score.

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Increasing brand awareness and education. As a result of our marketing efforts, we became the most popular independent car sharing brand in Russia based on top-of-mind and prompted brand awareness in December 2020, according to Tiburon Brand Health Research. To further enhance our brand profile, we plan to increase the scale our offline and online awareness campaigns, such as car branding, partnerships with popular city areas through branded parking, online advertising in social media platforms, radio and out-of-home campaigns. Our marketing strategy is also supported by organic advertising as a result of our branded fleet. The significant majority of our cars function as moving billboards, promoting our logo and branding. As our fleet increases in size, the impact and reach of our organic advertising expands at a corresponding rate.

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Growing customer base through performance marketing. We have a dedicated in-house marketing team responsible for nationwide advertising and marketing needs. Most of our performance marketing campaigns are fully developed and produced in-house. We use a predictive model to get the most effective split of channels in terms of budget allocation to maximize our return on marketing investments. To achieve strong cohorts of new riders, we diversify our acquisition marketing by various channels, such as Google UAC campaigns, Facebook, CPA Inapp, Apple Search Adds, Mail.ru and Yandex platforms and CPA bloggers.

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Building a strong love-brand and establishing community. We market our offerings through brand advertising and direct marketing either in commercial customer acquisition campaigns or brand image campaigns. Delimobil’s core customer group includes both Millenials and Zoomers: these customers are familiar with and enthusiastic about the car sharing economy. Our marketing focus on this customer group is on building brand loyalty and being the first choice in various mobility services through specific marketing campaigns, such as drive-in events like our own music festival, Deli Music Day, and our drive-in cinema organized on the rooftop parking lot of one of the largest shopping malls in Moscow. In addition, to further attract and engage this customer group, we provide them with the opportunity to start using our services from 18 years of age and have established partnerships with driving schools. We also expend marketing efforts for Delimobil on other customer groups, such as established professionals and car enthusiasts, in targeted channels, addressing insights to each group, to further penetrate and increase the share of these customers.

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Increasing loyalty and customer monetization through smart retention-marketing strategy. In order to increase the frequency of customer usage, we invest in retention marketing campaigns, segmenting all customers by usage patterns and giving highly personal offers, which we believe will encourage customers to take another car sharing trip. In our retention marketing campaigns, we employ machine learning algorithms to predict customer groups and work through entrance barriers, automate triggers to stimulate frequency of usage and message delivery by different channels, such as e-mails, in-app communications, push notifications and telemarketing.

For Anytime Prime, our marketing efforts target more mature customer groups with above-average incomes. The customer group which we call “men of means” seeks a luxury standard, while the customer group “value for money seekers” instead chooses our car subscription service on the rationale that it is more profitable in terms of time and money than available alternatives, such as car sharing, taxi services or owning a car. Targeted channels with relevant messages addressing insights to each group are used to build connections with these customer groups.

Our Mobile Apps

Our mobile apps are at the center of our offering platform. We have developed two mobile apps for customers, the Delimobil app for car sharing and the Anytime Prime app for long-term rentals, and a separate, operator personnel-only mobile app, the Guido app, in connection with our SMM operations (discussed below in “—Our Fleet Management Infrastructure”).

Delimobil App

Through our Delimobil app, we connect car sharing customers to our fleet of over 17,000 vehicles across 11 cities in Russia. The Delimobil app was the most downloaded car sharing app worldwide in 2020, according to AppAnnie. The app provides customers with real-time and dynamic data about nearby cars, fuel levels and pricing, enabling customers to be ready to drive in a few simple steps.

The Delimobil app can also be used by B2B customers to access our vehicles for their business needs. Once a B2B customer has set up an account with us, their employees can link their personal accounts to it in the app. When an employee of a B2B customer wants to book one of our car sharing vehicles in the app, they will have the flexibility to decide which account will be charged for the trip, either their personal or the B2B account.

Anytime Prime App

Through the Anytime Prime app, we ensure that our customers are provided with a personalized user experience so that they can access the car which most closely suits their desires or needs. Customers can rent our vehicles on the Anytime Prime app in only five steps:

Our Technology

We have developed our platform offerings and fleet management infrastructure to be highly automated, enabling us to continually improve our services and address technical challenges quickly and efficiently. Supporting our platform and infrastructure is our team of approximately 80 technical experts, engineers and software developers as of June 30, 2021, who work to maintain and advance our technology. To deliver our services, we leverage both proprietary software and highly personalized third-party products with license agreements. Our third-party engagements must first be approved by the relevant managers and our procurement department, which will analyze the costs and risks of obtaining and using such licensed software as well as consider the availability of analogues internally or on the market before personalizing it for optimal integration with our platform.

Our technology consists primarily of in-vehicle, data analytics and fleet management technologies.

•	In-vehicle technology. Our entire car sharing fleet is equipped with IoT devices, which have been optimized for each car model, to collect real-time data on driving behavior and car telemetry which feeds into our pricing and customer rating models as well as Guido, our proprietary fleet management software, so we can ensure that our fleet is consistently in excellent condition and operating at maximum capacity.

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Data analytics technology. We developed this platform to analyze the big data we collect from various sources, such as IoT devices installed in our cars, customer feedback (via call center or in-app functionality) and our fleet maintenance software (Guido and ERP). Its algorithms and other business intelligence tools are the backbone to our operations.

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Fleet management technology. To support SMM, our fleet management infrastructure, we have developed Guido, a fleet maintenance technology platform which our operational personnel access through our operational personnel-only app. As of June 30, 2021, the Guido app had over 500 daily active users and currently processes approximately 9,000 work orders covering over 30 different types of vehicle services, including repair and maintenance and tire, washing and refueling services, per day. Our fleet management technology gives us the ability to shift planning and adjust work order allocation so that up to three cars can be simultaneously booked for parallel servicing.

To provide support for our technology, we maintain data systems capable of supporting approximately 5TB of telemetry data per year. We also use a third-party cloud computing service and data center in partnership with large IT companies such as Dataline and Rostelecom to scale up our technology-based services and meet spikes in usage without the upfront costs associated with purchasing and owning such infrastructure.

Going forward, our technology will continue to be a key area of focus as we seek new ways to improve our customers’ user experience and our own business model. Our technology platform is currently capable of supporting up to 40,000 cars, and we plan to extend this capacity to up to 100,000 cars within the next two years. We continually work to develop and improve the automation of our business processes and plan to invest in future developments promoting inter-city travel via car sharing to address the prospect of increasing domestic tourism in Russia. Such developments include leveraging Bluetooth technology to connect our mobile apps to our in-vehicle technology so that customers can book our vehicles even when no network connection is available and enabling multiple users to access the same car.

Our Fleet Management Infrastructure

SMM, our fleet management infrastructure, is one of the main differentiators of our business model. SMM involves more than 600 personnel, of which 355 are full time employees, and operates facilities with a total area of approximately 24.4 thousand square meters as of June 30, 2021. We leverage this infrastructure to provide the following main services.

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Car repair and maintenance. With servicing capabilities in all of the cities in which we operate, we have an integrated repair and maintenance system. These capabilities range from scheduled maintenance services to full mechanical repairs and are carried out either by our technicians at our own servicing stations, such as in Moscow and St. Petersburg, or by third-party mechanics who have been subject to our approval and quality control processes. As of July 2021, we serviced and repaired approximately 440 cars per day, and the turnaround time for these services was on average 29 hours across all regions, enabling us to maintain car uptime (i.e., availability for booking by customers) at up to a 90% level.

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Car washing. We utilize proprietary technology fed both by our in-vehicle IoT devices as well as customer feedback to optimize the car washing cycle and to provide good quality and lower cost and to help ensure maximum uptime. As of July 2021, approximately 1,800 of our cars were washed per day, ensuring that the appearance of our fleet is kept at a high standard, a key factor in supporting our brands.

•	Refueling. We also utilize our proprietary technology fed by our IoT devices to monitor fuel levels. Once we are informed that a vehicle is in need of refueling, we are able to utilize our large SMM employee base to ensure that it is refueled within 30 minutes, either by deploying our workforce to refuel the cars or by using our mobile refueling company, Prolive+ LLC. Customers are also incentivized to refuel the cars at the end of their trip. As of July 2021, we refueled approximately 3,100 cars per day.

Our SMM operations are supported by Guido, our fleet maintenance software, which we use to allocate and sign off on fleet maintenance-related tasks. When a maintenance request is made or when our smart algorithms determine that a vehicle should be serviced, we assign the task to technicians through the Guido app who can then accept or decline the task depending on their capacity. The Guido app currently processes around 9,000 work orders per day covering over 30 different types of vehicle services, including repair and maintenance and tire, washing and refueling services.

Our Car Fleet

Delimobil

Since our inception, we have steadily grown our diversified car fleet, increasing the number of vehicles by 129%, 25% and 14% as of the end of 2019, 2020 and June 30, 2021, respectively, compared to the previous period. As of June 2021, our car fleet consisted of over 16,000 cars and included a wide variety of makes and models to satisfy the different needs of our customers. However, the majority of our fleet consists of VW Polo and Hyundai Solaris cars, which allows for the standardization of repairs. We group our Delimobil fleet into four vehicle classes: economy class, comprising 86% of the fleet; comfort class, comprising 9% of the fleet; premium class, comprising 5% of the fleet; and vans, comprising 0.3% of the fleet. Our fleet consists of the following car brands (as divided between our different vehicle classes):

Source: Company information.

Note: The list of cars shown for each vehicle class is not exhaustive.

Anytime Prime

As of the date of this prospectus, Anytime Prime’s fleet consisted of over 500 cars, split among 90 car models and including brands such as Mercedes-Benz, BMW, Audi, Toyota and Nissan.

Financing of our car fleet

We finance our car fleet through leases from independent commercial providers, such as Leaseplan and ALD Automotive, which are international vehicle leasing and fleet management providers focused on operating leasing, and Europlan, Major Leasing and Control Leasing, which are domestic vehicle leasing providers focused on finance leasing. We have also entered into finance lease agreements with captive leasing companies of vehicle OEMs, such as Volkswagen Finance, BMW Leasing and Mercedes Benz Finance, and with bank-affiliated finance lease companies, such as JSC VTB Leasing, an affiliate of VTB (“VTB Leasing”). A small part of our fleet is financed through lease agreements with LLC National Leasing Company and LLC National Leasing, which are companies under common control of our controlling shareholders.

From our inception in 2015 until mid-2018, we only entered into operating lease agreements to finance the acquisition of our car fleet, as it was not possible for us as a new company to enter into finance leases. However, almost all, or 91% as of June 30, 2021, of our leases are currently finance leases, of which 52% are with private leasing companies and 48% are with leasing companies of OEMs. Our preference is to enter into finance leases for the following reasons:

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we are able to save on running and maintenance costs through the use of SMM, our in-house service facility, rather than having to acquire such services from the leasing companies, which is required under operating leases;

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we are able to keep the vehicles in our fleet in use for a longer period of time given that at the end of a finance lease’s term, we become the owner of the vehicles under the lease agreement, while for operating leases ownership of the vehicles remain with the lessor; and

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we believe a finance lease is more preferable from an accounting treatment perspective, as we are able to recognize the cost of the vehicles over their useful lives rather than just the lease term as is the case for operational leases.

While we continue to work with operating lease companies, by the end of 2020 we restructured all of our operating lease agreements to make them substantively similar to finance leases by excluding running costs, determining the redemption value for the leased vehicles and including an obligation for the leasing companies to sell us the vehicles at the pre-determined redemption value at the end of the lease term.

Our standard lease terms for the lease agreements entered into between 2018 and the first quarter of 2020 include, on average, a lease interest rate of 18% and down payment of 5% to 20% for leasing companies of OEMs and bank-affiliated lease companies and no down payment for independent commercial lessors. For lease agreements entered into during the fourth quarter of 2020 and the first half of 2021, we received a more beneficial lease interest rate of 14% to 15% and were not required to make a down payment for the economy class vehicles we acquired under our lease agreements with bank-affiliated leasing companies. The average lease term for our lease agreements is three years, after which time we are able to purchase the vehicles from the leasing companies.

Car Usage Timeline Management

In our car sharing business, we manage our cars at each stage of the car usage timeline (from the initial leasing of the car, through its lifespan in our business, to its resale on the secondary market).

Source: Company information, Frost & Sullivan.

Notes: (1) As per Frost & Sullivan.

The car usage timeline starts with us acquiring a car for our fleet under either a finance or operating lease. The majority of our cars are first acquired to be used in our car sharing operations in Moscow, but some are also acquired for use in other cities in Russia.

We have a broad network of, and good relationships with, leading car manufacturers and leasing companies, which we leverage to order cars in such quantities that support the growth of our operations. Once a car becomes part of our operating fleet, we strive to ensure its optimal occupancy and good technical condition using SMM.

The preferential parking permits we acquire from the Moscow government are conditional upon the cars in use not being older than three years. Thus, after such time, we relocate most of our cars in Moscow to other cities in which we operate. After an average of three years of leasing a vehicle, we become the owner of the car, either automatically or by paying the residual value of the car to the leasing company or by acquiring the car at a fixed price, following which the cars are kept in our fleet for an additional three years before they are sold on the secondary market. We have newly adopted the strategy of selling our vehicles on the secondary market and, as such, to date we have sold only a small number of vehicles on the secondary market.

Relationships with OEMs

We have long-standing relationships with car manufacturers as we place sizeable orders to sustain our growth and finance more than half of our fleet with leases provided by leasing companies of OEMs, such as Volkswagen, BMW and Daimler. Volkswagen supplies and provides financing for Volkswagen Polos, which as of June 2021 constituted 54% of our fleet. BMW and Daimler also provide cars and financing, though for more expensive vehicle classes, such as BMW 320i, Mini Cooper 3D and Mini Cooper 5D, Mercedes-Benz E200, Mercedes-Benz GLC, SMART FORFOUR and SMART FORTWO. We believe that OEMs benefit from the inclusion of their cars into our fleet as we offer affordable “test drives” of their car models to our customers.

Intellectual Property

Our ability to protect our intellectual property plays a key role in our business and, in particular, our in-house developed software (such as the pricing algorithms). For protection of our proprietary rights to our business infrastructure and technology, we rely on a combination of intellectual property rights (e.g., patents, patent applications, trademarks, copyrights and trade secrets, including know-how and expertise) and contracts (e.g., license agreements, confidentiality agreements and non-disclosure agreements with third parties, employee and contractor disclosure and invention assignment agreements).

Similar to many other Russian companies, we hold intellectual property rights to trademarks and other types of intellectual property and are protected under Russian law and international conventions. The Russian Civil Code (Part IV) governs the nature, protection and enforcement of intellectual property rights. We have registered several trademarks in Russia related to our business, such as our Delimobil (“ ”) and Anytime Prime (“ANYTIMEPRIME”) brands. These registrations are valid for a period of 10 years from the filing date. We also intend to register our trademarks pursuant to the World Intellectual Property Organization system with protection in other countries. Internally developed software and technologies generally do not require registration and gain legal protection simply by virtue of being created and either publicly disclosed or existing in a certain tangible form. This software includes software for our mobile apps and back-end architecture for the functioning of our IT system, back office and analytical instruments. We also obtain exclusive rights to software that are subject to copyright protection and that are created for us on the basis of agreements with the authors of such materials. Further, subject to the requirements of the Russian Civil Code, we are deemed to have acquired exclusive rights to copyright objects created by our employees during the course of their employment with us and within the scope of their job functions, which include the right to their further use and disposal. However, it is possible that employees could challenge such transfer of rights. See “Risk Factors—We may be subject to claims from our current or former employees as well as contractors for copyright, trade secret and patent-related matters, which are costly to defend, and which could adversely affect our business, financial condition and results of operations.”

Our trademarks do not enjoy the status of ‘well-known trademarks’ under Russian law as they have not yet gone through the registration with Rospatent. We envisage such registration in the foreseeable future. Well-known trademarks confer upon owners more benefits at law than their ordinary counterparts. This manifests in two ways: (i) owners of well-known trademarks are able to exercise their exclusive rights in association with goods beyond those for which the relevant trademark was originally registered, which would allow us to broaden the horizons of our branding; and (ii) well-known trademark registration generally remains effective indefinitely as opposed to the usual 10 year expiry for ordinary ones, which would allow us to exercise exclusive rights to our branding for the foreseeable future.

Facilities

As of the date of this prospectus, we lease premises in the form of office space and other facilities, such as workshops for our SMM operations, in Moscow, St. Petersburg and Ekaterinburg, with a total area of approximately 29 thousand square meters. In Moscow, we lease office space for our core operational business, which houses our central management, administrative and technology support functions. We sublease our Moscow office from LLC Micro Kapital Corporate Services, a company under common control of Mikro Kapital Group. The lease agreement was entered into on arm’s length basis and is subject to market terms. It has been entered into on a 11-month rolling basis for as long as the underlying lease agreement between LLC Micro Kapital Corporate Services and the landlord is in place. We believe our facilities are adequate and suitable for our current needs and that, should it be needed, suitable additional or alternative space will be available to accommodate our operations. See “Certain Relationships and Related Party Transactions” for further information about this lease agreement.

Employees

As of June 30, 2021, we had 1,057 full-time employees, of which 44.3% of our employees were located in Moscow (including Mytishi), 37.4% were located in Volgograd and 8.0% were located in St. Petersburg. The remaining 10.3% of our employees were located in the other regions in Russia in which we operate. Almost one-third of our employees are engaged in maintenance and repair operations. Employees of our Delimobil business are mainly engaged in customer service, transportation service or regional development, with targeted employees to hire typically having significant experience working for well-respected software and robotics companies, banks, e-commerce, automotive engineering firms and OEMs. All of Anytime Prime’s employees are located in Moscow and are primarily engaged in administrative and customer services for the Anytime business. To date, we have not experienced any work stoppages and consider our relationships with our employees to be in good standing. None of our employees are either represented by a labor union or subject to a collective bargaining agreement.

Environmental, Social and Governance

As a vital part of the sharing economy in the market in which we operate, we are committed to implementing ESG practices across our operations. Car sharing is viewed as a potential driver of change towards a more sustainable lifestyle. As a socially and environmentally responsible company, we strive to redefine transportation and create a more responsible and affordable urban lifestyle.

Environmental impact of car sharing

The car sharing industry encourages lower personal car ownership and lower car production. According to Frost & Sullivan, 32% of personal car users in Russia will consider car sharing as a viable alternative by 2025, with the shift expected to be the most prominent in Moscow and St. Petersburg, cities with some of the heaviest traffic in Russia. Based on our estimates, one car sharing vehicle typically replaces the use of about five personal cars on the road, considerably easing traffic congestion and impact on the environment. As such, while creating a positive environmental impact by reducing carbon emissions, we help deliver an overall positive urban impact as a result of reduced city congestion and further improving the quality of life of urban communities.

Fuel efficiency of our fleet

Our car fleet is younger than the average car age in the market where we operate, which implies higher fuel efficiency, lower carbon dioxide (CO2) emissions and enhanced safety features. For example, in Moscow we use our cars for up to three years due to special parking permissions in place for cars aged under three years. For the next three years we use our cars in the regions, where Delimobil’s cars are aged three to six years, compared to a 13.9 year average car age in Russia, according to Frost & Sullivan. We estimate that car sharing vehicles, which are on average newer than most personal vehicles, have improved engine technology. By offering a more efficient car fleet, we strive to mitigate a meaningful amount of Scope 1 (direct) emissions.

We consider developing a carbon reduction target in the future as we recognize the importance of addressing climate change across our own operations as an important part of our overall sustainability strategy.

Alternative fuel fleet

In 2021, to achieve additional environmental benefits, we launched a pilot project to enable some of our cars to run on natural methane gas in Nizhny Novgorod.

Our initial research demonstrated that methane fueled cars produced between two and three times less carbon monoxide (CO) emissions in comparison to traditional cars running on diesel. Furthermore, they produced 90% less nitrogen oxide (NO) emissions when compared to diesel and petrol fueled vehicles. As a result, we estimate overall emissions to be nine times lower than traditional fuel vehicles.

We are evaluating the possibility of extending our alternative fleet further with a compressed natural gas (CNG) fuel.

Social Impact and Community Engagement

Delimobil is committed to building a sharing economy community by promoting social impact and community engagement.

We advocate for social inclusion by offering an affordable means of mobility to a large range of customer groups. We also contribute to a positive impact on urban life by freeing up space in city areas, thereby enabling alternative uses for designated parking areas.

Promoting road safety, and customer health and safety

We promote road safety by monitoring customer behavior and applying technology to encourage responsible driving.

Our smart pricing and customer scoring system was introduced in October 2020. It reflects a number of factors, including a customer driving profile which we monitor on an ongoing basis with special telemetry equipment installed in our cars. Disciplined drivers can receive up to a 40% discount on the standard price as we use the tool as an incentive to promote responsible driving and maintain customer loyalty.

Since 2018, we have used KYC technology to recognize data from photos, check and verify passports and driving licenses, and request that customers upload “selfies” with their passport via our app to automatically match their face in the selfie with their face in the document. In 2020 we launched additional customer account verification processes to prevent the creation of fake accounts and use of the accounts by third parties. We verify the identity of already registered users through facial recognition technology that matches the customer’s face to the photographs the customer has provided.

Our quiz technology was launched in 2020 and helps to establish that the driver is not under the influence of alcohol or too tired and is therefore fit to drive at night. The quiz involves a number of mathematical and logical tasks and is activated at night.

We also run social campaigns with engagement videos to promote a safe driving culture as well as collaborate with driving schools in many Russian regions.

We aim to ensure the health and safety of our customers by maintaining an efficient customer support service on our mobile app and by operating our own car maintenance service, which allows us to quickly and efficiently maintain and repair cars. Our robust offline capabilities, which we offer through SMM, also enable us to maintain efficient quality control.

In the event of an accident, the customer can report their situation to our customer service team via our mobile app. We prioritize such requests, provide support over the phone and answer any questions the customer may have.

Additionally, in 2021, we launched our new service “Delimobil Help” for our customers in Moscow and St. Petersburg to provide on-site support during an accident, and plan to roll it out across the regions in the near future. The service enables our customers to contact us and report an accident, following which our specialists quickly assess whether support on-site is required. If such support is required, our specialists arrive at the site within 40 to 50 minutes, help fill in any necessary documents and communicate with traffic police, offer a hot drink, talk to the customer, and help them find the nearest available car or take them to the nearest underground station.

Community engagement

As a participant in the sharing economy, we focus on community support and engagement as an important element of our culture and operations and participate in various community initiatives. For example, we provide our car sharing service at a discounted rate for volunteers with the ‘Liza Alert’ search-and-rescue organization, and in May 2020 we provided cars free-of-charge to volunteers delivering food to vulnerable groups amidst the COVID-19 pandemic. In June 2021, we also launched an initiative to provide a discount for people using our car sharing service to travel to a medical institution for a COVID-19 vaccination.

To engage with the communities in the cities where we operate, we organize music festivals, such as our own Deli Music Day, and we also support sporting events.

Corporate Governance

Our ESG agenda is driven at the board level and is an important topic discussed among our directors and at management meetings. We also strive for our board and management team composition to be consistent with ESG values—we are fully compliant with newly introduced NASDAQ diversity rules. We also have independent directors on the board.

Customer Privacy and Data Protection

We are committed to protecting our customers’ data and privacy, as well as developing and maintaining a rigorous data security system. We collect personal information and data with customers’ consent and have an established and transparent process for personal data collection and processing.

We use encryption tools and mechanisms to monitor and prevent cyberattacks and secure data. For example, we have software settings to limit employee access to customer data.

We regularly review our security procedures in order to ensure they comply with the latest available technology and update our technology as appropriate.

In 2021-2022, we plan to implement comprehensive cybersecurity risk management procedures.

Legal Proceedings

From time to time, we may be involved in various claims, legal proceedings and government investigations arising from our operations. We are or have been subject to litigation relating to various matters, including taxes, antitrust, intellectual property infringement, privacy, unfair competition, safety practices and employment and human resources practices. For example, we were recently involved in litigation with Rospotrebnadzor, relating to our compliance with consumer protection legislation, where the Rospotrebnadzor of the Sverdlovsk region claimed that certain provisions in our agreements with customers allowing for direct debit of their bank accounts violate consumer protection laws by not allowing a customer to agree with our assessment of a direct debit in certain cases where the customer is required to pay a penalty or damages to us. The most recent decision by the Commercial (Arbitrazh) Court of the Sverdlovsk Region, which has not yet entered into force, confirmed the legitimacy of our approach. However, the decision has also resulted in the necessity of amending some of our other business processes. For example, as a result of the decision we will now be required to accept cash payment for our services as an alternative payment method, reduce repayment periods for erroneously debited amounts to customers from 30 days to 10 days and reduce certain possible contractual fines. This will require us to adapt the terms and conditions of agreements with customers. However, if the decision is appealed by Rospotrebnadzor and its appeal is successful, we could face further administrative fines or be obliged to further amend our agreements with customers in the Sverdlovsk region to reflect Rospotrebnadzor’s position, and we could be required to apply the same approach in all of our other operating regions. This could lead to a decrease in the collection of damages and service fees or significantly delay recovery of such amounts by us, which could have a material adverse effect on our business and results of operations. See “Risk Factors—Adverse litigation judgments or settlements resulting from legal proceedings in which we may be involved could expose us to monetary damages or limit our ability to operate our business” for more information.

Except for what has been stated above, we are not currently involved in any material litigation or regulatory actions that we believe would have a material adverse effect on our financial condition or results, nor are we aware of any such material litigation or regulatory actions threatened against us.

Insurance

All of our vehicles are insured with both a compulsory civil liability insurance program (known as OSAGO), which provides coverage for the risk of damage to third parties resulting from a collision, and a voluntary insurance program (known as KASKO), which provides coverage in case of the total loss of a car, even if the insured party is found at fault or otherwise responsible for an accident. In the event of a car accident, OSAGO will cover bodily injury of up to RUB 500,000 and damages to property totaling to RUB 400,000.

REGULATION

We are subject to an extensive and evolving legal framework in Russia. The following is a summary and, as such, is not intended to provide an exhaustive description of all the regulatory requirements to which we are subject in Russia. Due to adoption of new laws and regulations and changing interpretations of laws and regulations, we could become subject to new regulatory regimes that could materially affect our operations.

Car Sharing Regulation

General overview

Russia has not adopted any special regime for the regulation of car sharing services. The Russian State Duma considered the passage of a special bill to govern car sharing in November 2020, and we were part of the working group tasked with developing this bill. However, the bill has not yet been enacted, nor has the draft been released to the public. Car sharing activities are, therefore, governed primarily by the rules of the Russian Civil Code concerning contracts for the lease of vehicles. The Russian Civil Code provides a set of rules governing lease agreements, most of which are dispositive in nature, which means that the parties to such a contract can agree to different rules governing the lease. In particular, the Russian Civil Code provides that lessees are responsible for harm caused to third parties while using a leased vehicle. No license is required for the running of a car sharing business. In some cities, car sharing companies may be entitled to significant discounts on parking fees if they comply with specified criteria regarding their car fleet. In particular, Moscow currently requires that all cars used for car sharing be no older than one year in order to obtain discounted parking privileges which, once obtained, are valid for three years. Municipal legislation implementing parking fee discounts currently exists only in: (i) Moscow, where there is a discount of around 90%, (ii) Tula, where the discount is 80% and (iii) Kazan, where a preferential fixed parking fee is available. Currently, most of our vehicles operating in Moscow qualify for the discount.

Impact of the COVID-19 pandemic

In 2020, federal, state and local governments introduced various restrictions to address the COVID-19 pandemic. These restrictions differed in scope across various regions of Russia, and some of these restrictions had an impact on our operations. For example, on April 10, 2020, the Moscow government temporarily prohibited operations of car sharing companies as part of its effort to contain the spread of COVID-19. This prohibition was later eased, and, from May 25, 2020, the Moscow government permitted car sharing companies to provide cars for rent for a period of not less than five calendar days, subject to certain sanitary and hygiene-related requirements, such as disinfecting the inner and outer parts of a vehicle with which customers come into physical contact prior to making the vehicle available for use. On June 9, 2020, the restrictions on operations of car sharing companies were lifted.

Prohibitions on car sharing operations in response to the COVID-19 pandemic were also imposed in other Russian cities and regions. The government of St. Petersburg temporarily suspended operations of car sharing companies on April 13, 2020, lifting its prohibition on June 22, 2020. In addition, the Krasnodar Regulations continue to apply. We have adapted our operations in Krasnodar to comply with the Krasnodar Regulations, such as by increasing our minimum rental term of our vehicles to at least 24 hours. However, the possibility of further COVID-19 restrictions in the Krasnodar region as well as the possibility that Rospotrebnadzor in the Krasnodar region will enforce the Krasnodar Regulations differently, remains. For further information, see “Risk Factors—The novel coronavirus, or COVID-19, pandemic and the impact of actions to mitigate the pandemic have materially adversely impacted and could continue to materially adversely impact our business, financial condition and results of operations.”

We believe that we have consistently been in compliance with all sanitary requirements imposed as a result of the COVID-19 pandemic, of which failure to observe could result in the imposition of fines up to RUB 1 million or the suspension of our business operations. We have also introduced additional health and safety measures, such as enhanced sanitation and disinfection of our car fleet.

Civil liability of car sharing services in tort

As a general rule, Russian law requires that harm or damage caused to a person or persons be compensated in full by the person or persons who caused the harm or damage. In addition, any person or persons who has control, including control on the basis of a leasehold title, over a source of increased danger, such as cars, are required to compensate for harm or damage caused as a result of the increased danger unless it can be proven that the harm or damage was beyond their control.

As a general rule, all vehicle owners are required to insure against the risk of tortious liability. This responsibility is also imposed on us under the standard terms of the lease contracts through which we have acquired our car fleet. However, if insurance payouts or payments are not sufficient to fully compensate for the damage caused, the person who caused the damage (i.e., the lessee) is normally obliged under the relevant lease contract to compensate us for the difference between the actual value of harm or damage caused and the value covered by insurance.

Consumer Protection Regulation

The Federal Law “On Protection of Consumers’ Rights” No. 2300-1 dated February 7, 1992 (the “Consumer Protection Law”) establishes a general legal framework for regulating the relationships between retailers, manufacturers, aggregators (organizations that display offers of third parties and facilitate entering into contracts with them), service providers (including, for example, car sharing companies) and consumers in connection with the sale of goods and provision of services. The Consumer Protection Law is aimed at protecting consumers’ interests and increasing product availability. For these purposes, Rospotrebnadzor has been vested with wide-ranging powers to promote the timely and effective administration and settlement of consumers’ disputes and the incidents from which they arise.

The Consumer Protection Law provides for liability of retailers, manufacturers, aggregators and service providers in case of consumer rights violations. Moreover, it invalidates any provisions in consumer contracts purporting to limit consumer rights provided by law.

Under the Consumer Protection Law, consumers purchasing goods or services are entitled to goods or services of proper quality, and, in making their purchase, they may rely on the descriptions of such goods or services as supplied by manufacturers, sellers or service providers. If consumers receive goods or services of improper quality, they have the right to refuse the goods or services, request their replacement with goods or services of proper quality or request a proportional decrease in the purchase price.

A consumer who believes that their statutory rights under the Consumer Protection Law have been infringed or limited by contractual provisions may initiate proceedings against a manufacturer, seller or service provider in a Russian court or file a complaint against the manufacturer, seller or service provider with Rospotrebnadzor, which is vested with the right to review consumer complaints. If found in breach of legal requirements of the Consumer Protection Law, a manufacturer, seller or service provider may be obliged to pay damages or administrative fines or alter the contractual terms it has concluded with consumers. We are currently involved in ongoing litigation arising from the alleged claim that our standard contract terms are not in line with statutory requirements. We continually work to ensure that we are in compliance with the Consumer Protection Law and are challenging these claims. For further information, see “Risk Factors—Adverse litigation judgments or settlements resulting from legal proceedings in which we may be involved could expose us to monetary damages or limit our ability to operate our business.”

Intellectual Property Regulation

The Russian Civil Code is the primary legislation in Russia governing intellectual property rights, including their protection and enforcement.

Under the Russian Civil Code, copyrights are not required to be registered. Software is subject to a separate regime, as software copyrights may be registered by a copyright holder, at its discretion, with the Russian Federal Service for Intellectual Property (“Rospatent”). However, such registration is not customary. Our rights to some of our software have not been registered, which leaves us potentially exposed to the risk of third-party infringement of our rights to such software and may result in our involvement in litigation to defend such rights.

According to the Russian Civil Code, the software and technologies we develop internally do not generally require registration and enjoy legal protection by virtue of being created and of being either publicly disclosed or existing in a certain tangible form. In addition, we obtain proprietary rights to materials that are subject to copyright protection and that are created for us on the basis of agreements with the creators of such materials (such as graphic elements of the apps and websites operated by us). Further, subject to compliance with the requirements of the Russian Civil Code, we are deemed to have acquired any copyrights created by our employees during the course of their employment and within the scope of their job functions and have exclusive rights to further use and disposal of such copyrights. In order to avoid any disputes, we have entered into certain agreements, in addition to employment contracts, with our personnel which provide that any copyrights created by our employees during the course of their employment and within the scope of their job functions, as well as exclusive rights to further use and disposal of such copyrights, are deemed to be acquired by us. These additional agreements also set a procedural basis for communicating assignments of copyright creation to our employees, conditions for compensating our employees for their creation and other related issues, which we consider to be in compliance with the requirements of the Russian Civil Code and court practice.

Only trademarks and patents for inventions, utility models and industrial designs require registration with Rospatent. Trademarks registered abroad under the Madrid Agreement Concerning the International Registration of Marks dated April 14, 1891 (the “Madrid Agreement”) and the Protocol to the Madrid Agreement dated June 27, 1989, have equal legal protection in Russia as locally registered trademarks.

The Russian Civil Code provides for legal protection of trademarks registered with Rospatent. In addition, in accordance with the Madrid Agreement and protocols thereto, Russia protects trademarks registered with the World Intellectual Property Organization if international registration of such trademarks extends to Russia. Upon the registration of a trademark, Rospatent issues a certificate of registration of the trademark, which is valid for ten years from the date on which the application for registration is filed. This term may be extended for another ten years an unlimited number of times. The transfer of intellectual property rights pursuant to agreements for assignment, franchising agreements, license agreements or pledge agreements is subject to registration with Rospatent. Failure to comply with the registration requirement results in such transfer being ineffective, and use of the relevant intellectual property in the absence of registration of the relevant transfer may trigger civil, administrative or criminal liability. We currently have two trademarks, Delimobil and Anytime Prime (“ANYTIMEPRIME”), registered with Rospatent.

Privacy and Personal Data Protection Regulation

We collect, maintain, store and process the personal data of a significant number of individuals in order to provide our services and are therefore subject to Russian laws regarding customers’ privacy and the protection of their personal data. Pursuant to Federal Law No. 152-FZ dated July 27, 2006, “On Personal Data” (the “Personal Data Law”) the notion of “personal data” under Russian law includes any data which relates (directly or indirectly) to an identified or identifiable individual. There is no comprehensive or clearly defined list of information which qualifies as personal data, but typically name, history of orders and contact details, to the extent that such data (or a set of such data) enables the identification of a specific individual, are considered to be personal data. “Processing” of data is defined as any action or combination of actions performed on personal data, including the collection, recording, systematization, accumulation, storage, use, transfer (i.e., distributing, providing or authorizing access to), blocking, deleting and destroying of personal data. Russian law uses the term “data operator” to denote a person who determines the scope and purposes of data processing.

The Personal Data Law requires, among other matters, that for an operator to be able to collect, store and process any personal data, a data subject must, subject to a limited number of exceptions, provide their consent to the processing of their personal data. Such consent must be freely given, be specific, informed and conscious and must generally be provided before the data subject’s personal data is processed. While the Personal Data Law does not require consent to be hand-written for most types of personal data and processing actions, it does requires consent to be in a form that, from an evidentiary perspective, sufficiently attests to the fact that it has been given by the relevant data subject. Accordingly, we seek consent from our customers by asking them to click on a button or select a check-box in appropriate circumstances prior to the commencement of the account registration process on its platform, indicating the customer’s consent to our collection, use, storage, transfer and other processing of their personal data. The “ticking the box” approach is not prohibited by Russian law and is supported by some official, albeit non-obligatory, comments by Russian authorities for most types of personal data as being compliant, provided that such “ticking the box” is a pre-condition to using the service and the service cannot be used without the customer having ticked the box.

Russia also has restrictions on cross-border transfer of personal data, pursuant to which the transfer of personal data is generally permissible if it is a transfer into countries which are either signatories to the Strasbourg Convention on Automated Processing of Personal Data 1981, or whitelisted by the Russian data protection authority (“Roscomnadzor”). If a country into which the transfer is made is neither (such as, for example, the United States), cross-border transfer is only permitted subject to the written consent of the data subject specifying the relevant country, or for certain specified purposes, such as the implementation of an agreement with the data subject (e.g., a service or employment agreement), protection of vital interests of data subjects, including safety, or a constitutional regime.

The Personal Data Law also contains rules on engagement of data processors, data subjects’ rights and communications with Roscomnadzor, including filing a notification about certain types of processing.

The data localization rules contained in the Personal Data Law require personal data operators to use a Russian database when conducting certain types of processing of personal data of Russian citizens (customers). These “processing actions” include recording, systematization, accumulation, storage, clarification (update or modification) and extraction or download of personal data. Recent comments by Russian authorities prohibit parallel input of personal data into a Russian information system and a foreign-based system and require primary use of a Russian database. Such data may be transferred to a foreign-based system by way of cross-border transfer from a Russian-based system only. Failure to comply with applicable data protection legislation could lead to the restriction of access to respective services, which means that Roscomnadzor could block our apps if we were found in violation of data localization requirements. As of the date of this prospectus, we believe that we are in compliance with data localization requirements and rent servers for personal data storage and processing from an independent third-party provider. However, if we were to breach the requirements to personal data protection, we could become subject to fines of up to RUB 18 million per violation. Roscomnadzor has the discretion to construe the concept of a violation differently from case to case, and it could seek either to hold us liable for violations of a particular kind or to hold us liable for each instance of a violation of a particular kind. The latter approach could result in us incurring substantial expenses in administrative fines in the event of a violation being found. For further information, see “Risk Factors—We are subject to regulation regarding the processing and retention of personal and other data, which may impose additional obligations on us, limit our flexibility or harm our reputation with customers.”

Certain rules governing the processing of personal data are also contained in the Russian Labor Code and Law on Information.

The Russian legal framework governing data protection is continually developing. Accordingly, there may be uncertainties as to the application or interpretation of relevant laws.

Additionally, there are certain statutory requirements for collection and processing of biometric personal data that will enter into force on January 1, 2022, pursuant to Federal Law No. 479-FZ, dated December 29, 2020, “On amendments to certain legislative acts of the Russian Federation,” as amended (“Federal Law No. 479-FZ”), and there are multiple draft governmental decrees implementing the statutory requirements. The first draft governmental decree, titled “On cases of collection and processing of biometric personal data used for identification or identification and authentication in information systems of organizations, including financial market organizations that carry out identification and/or authentication using biometric personal data of individuals, as well as on cases of use by organizations, with the exception of financial market organizations, by individual entrepreneurs of these information systems for identification or identification and authentication of an individual who has agreed to carry them out,” provides that car sharing operators may collect biometric data for the purpose of identifying drivers and creating their own commercial biometric systems (“CBSs”). A second draft governmental decree updating Federal Law No. 149-FZ, dated July 27, 2006, “On information, information technology and information protection,” , as amended, and titled “On the procedure for accreditation of organizations that own information systems that provide identification and/or authentication using biometric personal data of individuals, and (or) provide identification and/or authentication services using biometric personal data of individuals,” provides requirements for businesses that carry out identification and authentication using biometric personal data. Additionally, requirements for processing biometric personal data may be supplemented by a draft decree of the Ministry of Digital Development, Communications and Mass Media of the Russian Federation titled “On approval of the processing procedure, including the collection and storage, of biometric personal data parameters, the procedure for placing and updating biometric personal data in a unified biometric system and in other information systems that provide identification and/or authentication using biometric personal data, individuals, as well as requirements for information technology and technical means intended for processing biometric personal data for identification purposes.”

The second and third draft decrees develop statutory provisions for accreditation and, if passed into law, will require that in order to process biometric data, companies must, at a minimum: have at least RUB 50 million or RUB 500 million(depending on the type of accreditation) in own funds; obtain a cryptographic license; maintain in-person collection of biometric personal data; transfer and store the biometric personal data in the Unified Biometric System (the “UBS”) and authenticate customers via their biometric identifiers only through the UBS or own CBSs in permitted cases. Federal Law No. 479-FZ stipulates that such accreditation would be available to Russian legal entities in which foreign ownership does not exceed 49%, but then further provides that the Government of the Russian Federation shall develop a set of accreditation requirements for foreign legal entities. It is not yet clear whether Federal Law No. 479-FZ could be construed to allow foreign legal entities to process biometric data subject to certain additional requirements, while at the same time prohibiting Russian legal entities with foreign control from undertaking such activities. In addition, the statutory accreditation requirements of Federal Law No. 479-FZ need to be implemented by the Government before accreditation can proceed and currently none of the decrees described above are in the final stage of the legislative process.

We expect the three draft governmental decrees to undergo numerous amendments before they become law. If passed into law in their current forms, we do not believe that the formal corporate requirements of the decrees, such as the requirement that companies have at least RUB 50 million or RUB 500 million depending upon the type of accreditation in own funds, would have a significant effect on companies processing biometric personal data. However, if Federal Law No. 479-FZ, in conjunction with the implementing regulations, is construed to attribute the Company´s method of customer identification based on the technology of comparing geometric depersonalized models of faces as collecting and processing of biometric personal data, the new requirements could result in us having to undertake significant restructuring and adapt certain business processes to meet the new requirements. This could, in turn, create both one-time and ongoing administrative and operational expenses, including expenses for accreditation and creation of our own CBS, or charges for the use of the services of the UBS, which could have an adverse effect on our business. We could also decide to switch to alternative methods of customer identification if we decide that the costs of obtaining and maintaining accreditation are excessive, or if it is not practically possible for us to obtain and maintain it in light of the regulatory requirements.

Currently, there are no specific sanctions for violation of the above requirements. However, liability may arise on a general basis for violation of the procedure for processing personal data (currently a fine of RUB 100,000 for the first occurrence of unlawful processing and RUB 300,000 for each subsequent violation). In the case of a violation of the established requirements by an accredited person, processing activities may be suspended by an order of the Russian authorities. However, no assurance can be given that currently effective sanctions will not be amended to provide for more severe liability following the adoption of the decrees. See “Risk Factors—We are subject to regulation regarding the processing and retention of personal and other data, which may impose additional obligations on us, limit our flexibility or harm our reputation with customers.”

Internet regulation

Roscomnadzor is also responsible for monitoring compliance with laws regulating the use of the internet. Under the Federal Law No. 149-FZ dated July 27, 2006, “On Information, Information Technologies and Protection of Information” (the “Information Law”), if the distribution of certain information is restricted in Russia under federal law, access to such information shall be blocked by Roscomnadzor. The Information Law vests the Russian State Duma with the power to restrict access to information for the purpose of protecting the foundations of constitutional order, morality, health, rights and legitimate interests of third parties as well as to ensure Russia’s defense and state security. There have not been any occurrences of information distributed by us being restricted under the Information Law.

In 2019, the Sovereign Internet Law was adopted. The Sovereign Internet Law introduced tighter regulation of Russian internet providers. In particular, it requires internet providers to install Russian-origin equipment for countering certain cybersecurity threats, to take part in practical trainings arranged by Russian authorities and to provide necessary assistance to the Russian investigative authorities. While the Sovereign Internet Law is not directly applicable to us, it could reduce the speed of data transfer, which could result in interruptions and delays of our online services and thereby affect our operations.

Anti-monopoly Regulation

The Federal Law “On Protection of Competition” (the “Competition Law”) appoints the FAS as the competition regulator with wide authority and vests it with powers to maintain competition in the market, including the approval of mergers and acquisitions, the monitoring of activities of market participants that occupy dominant positions, the prosecution of any wrongful abuse of a dominant position and the prevention of cartels and other anti-competitive agreements or practices. The FAS may impose significant administrative fines (including revenue-based fines) on market participants that abuse their dominant position or otherwise restrict competition, issue prescriptive measures ordering persons to perform or discontinue certain actions and is entitled to challenge contracts, agreements or transactions that are performed in violation of the Competition Law. Further, for systematic violations, a court may, pursuant to a suit filed by the FAS, order the compulsory split-up or spin-off of the violating party, and, as a result of such a mandatory reorganization, no affiliation can be preserved between the new entities established. While we have a substantial market share in the Russian car sharing market, as of the date of this prospectus, we are not recognized by the FAS as occupying a dominant market position. However, the position of the FAS could change, particularly as there is no unified approach to defining the territorial and product markets in which we are currently active. For example, it is not clear whether the market relevant to our operations should be perceived as a single, nationwide market or as a combination of more fractured regional markets, nor is it clear whether the relevant market should extend to all mobility services or be limited to include car sharing only. In the event that the FAS regards the market or markets in which we operate narrowly, or subjects our relevant market or markets to greater scrutiny, the FAS could identify us as holding a dominant market position such that limitations and other requirements under the Competition Law could apply to our operations. For instance, to determine pricing for our car sharing service, we currently use smart algorithms that adjust prices charged to customers to account for the effects of supply and demand, resulting in an increase in prices charged during high-demand periods, such as during holidays or in harsh weather conditions. If we were to be considered by the FAS to be holding a dominant market position, any pricing determined in such manner which significantly exceeds the cost of service or otherwise differs from pricing determined under normal market conditions could be recognized as violating anti-monopoly legislation. Additionally, we could be prohibited from entering into contracts with parties on unequal conditions or charged with refusing to enter into contracts without justification should we be found to hold a dominant market position.

The Competition Law provides for mandatory pre-approval by the FAS of mergers, acquisitions, company formations and certain other transactions involving companies that meet certain financial thresholds. Under the Competition Law, if an acquirer has acted in violation of merger control rules and, for example, has acquired shares without obtaining the prior approval of the FAS, the transaction could, upon an application by the FAS, be invalidated by a court order, provided that such transaction has led, or could lead, to the restriction of competition, for example, by means of strengthening a dominant position in the relevant market.

Russian legislation provides for civil and administrative liability for the violation of anti-monopoly regulations. It also provides for criminal liability of company managers for violations of certain provisions of anti-monopoly legislation.

Advertising Regulation

The Competition Law, as well as the Federal Law of the Russian Federation No. 38-FZ “On Advertising” dated March 13, 2006, as amended (the “Advertising Law”), generally prohibit any actions that result in unfair advertising. According to the Advertising Law, advertising based on improper comparisons of the advertised products with products sold by other sellers is deemed to be unfair. In addition, the Advertising Law defines and prohibits “untrue” and “hidden” advertising (i.e., advertising that influences consumers without their knowledge). In case of breach of advertising regulations, we could be subject to administrative fines of up to RUB 1 million, bear civil liability for damages and be obliged to remove the improper advertising materials.

MANAGEMENT

Board of Directors

Our board of directors is composed of nine members. The following table sets forth the name, age, position and expiration of current term for the current members of our board of directors as of the date of this prospectus. The current business address for our board members is at 10, rue C.M. Spoo, L-2546 Luxembourg, Grand Duchy of Luxembourg.

Name	Age	Position(s)	Expiry of term
Vincenzo Trani	47	Chairman	2024
Elena Bekhtina	31	Director, Chief Executive Officer	2024
Andrea Farace	65	Director	2024
Artur Melikyan	36	Director	2024
Matteo Renzi	46	Director	2024
Yuriy Gordeyev	37	Director	2024
Vittorio Volpi	82	Director	2024
Luc Vincent	56	Director	2024
Daniel Healy	68	Director	2024

The following is a brief summary of the business experience of our directors.

Vincenzo Trani. Mr. Trani is the founder of Delimobil and has served as a member of the board of directors and Chairman since January 2021. Mr. Trani has a long-standing and successful professional history in the investment sector in the Russian Federation as well as in numerous other countries including Italy and the “Silk Road” countries. Since 2002 he has worked as a consultant for the development of small and medium-size enterprises at the European Bank for Reconstruction and Development (EBRD), later as Deputy CEO of KMB Bank (now ZAO Banca Intesa) and Vice President of MDM Bank. From 2005 to 2009 he held top manager positions as member and Chairman of the Management Board in CJSC Bank Intesa, JSCB MDM Bank and Rosenergobank (CJSC). In 2008 he founded Mikro Kapital Group, one of the most important microfinance companies with Italian capital in the world, and in 2015 he founded Delimobil. As a leader of Mikro Kapital Group, he has developed different innovative projects in strategic sectors of the economy. In 2019, Mr. Trani was elected president of the Italian-Russian Chamber of Commerce (CCIR) and in the same year he was elected president of the “Order of the Star of Italy.” Mr. Trani graduated from the St. Petersburg Institute of International Economic Relations, with a degree in Economics and Law.

Elena Bekhtina. Ms. Bekhtina has served as a member of our board of directors since May 2021. She has served as the Chief Executive Officer of Carsharing Russia LLC since October 2020. Ms. Bekhtina was previously the Chief Marketing and Commercial Officer of Carsharing Russia LLC from 2019 to 2020. Ms. Bekhtina served as Chief Marketing and Commercial Officer of LLC Aizel.ru, a multi-brand online store selling clothing and accessories from 2018 to 2019, and she served as the Chief Marketing Officer and Sales Director for Private Trade LLC, an online clothing and footwear store, from 2015 to 2018. From July 2011 to February 2014, Ms. Bekthina served as Senior Associate Brand Manager at Procter & Gamble. Ms. Bekhtina graduated from the Higher School of Economics in Moscow in 2011 with a Bachelor’s of Management degree.

Andrea Farace. Mr. Farace has served as a member of our board of directors since May 2021. Mr. Farace served as the Executive Vice President, Head of Banking Services of Wirecard Group from March to May 2020, and has served as Head of Corporate M&A since June 2020. From 1999 to February 2020, Mr. Farace held several senior positions at Citigroup Inc., as Head of, or Chief Operating Officer of, several businesses including Citi Holdings, Citi Transaction Services, Citi CEEMEA region, Citi Japan Investment Banking and Global Investment Banking. He has also served on the board of directors of Canada Square Operations plc, an online banking services provider, Citi Financial Europe plc (both licensed by the Financial Conduct Authority

(FCA)), Citi Capital UK Ltd and Citi Espana. Mr. Farace is currently a director of Wirecard Card Solutions Ltd, a FCA licensed e–money institution. Mr. Farace holds a degree in Statistical, Demographic and Actuarial Sciences from the Università di Roma as well as a Master’s degree in Business Administration from Columbia Business School.

Artur Melikyan. Mr. Melikyan has served as a member of our board of directors since May 2021. Since October 1, 2013, Mr. Melikyan has served as the Head of Legal of the International Sambo Federation (FIAS) in Lausanne, Switzerland and in Moscow, Russia. Mr. Melikyan represents FIAS in different international bodies, including the Court of Arbitration for Sport, and is also responsible for FIAS’ sustainability and gender equality policies. He also served on the board of directors of Onego Bank in Petrozavodsk, Russia from 2016 to 2017. Mr. Melikyan holds a degree in law from the Russian Academy of Law of Ministry of the Justice of Russia as well as a Master’s degree in Economics from the Higher School of Economics in Moscow.

Matteo Renzi. Mr. Renzi has served as a member of our board of directors since August 2021. Mr. Renzi currently represents Florence as a Senator of the Italian Republic, a position he has held since 2018. From February 2014 to December 2016, Mr. Renzi served as Prime Minister of Italy as leader of the Democratic Party. Prior to serving as Prime Minister of Italy, he served as the Mayor of Florence from 2009 to 2014. Mr. Renzi obtained a degree in law from the University of Florence in 1999.

Yuriy Gordeyev. Mr. Gordeyev has served as a member of our board of directors since June 2021. Mr. Gordeyev holds the position of senior investment officer of JSC VTB Capital, a leading investment bank in Russia and Central and Eastern Europe, since June 2019. Prior to his current position at VTB Capital plc, from 2007 to 2019 Mr. Gordeyev held various investment banking positions at Morgan Stanley and Credit Suisse, in New York, London and Moscow. Mr. Gordeyev holds a Master of Science degree in Financial Management, as well as a Bachelor of Science degree in Economics from the Lomonosov Moscow State University.

Vittorio Volpi. Mr. Volpi has served as a member of our board of directors since July 2021. Mr. Volpi currently serves as chairman of the supervisory board of Mikro Kapital Management SA, the ultimate parent entity of Delimobil. Mr. Volpi also currently serves as a member of the advisory board of Bank Vontobel located in Zurich, Switzerland, an advisor of Mediobanca Wealth Management located in Milan, Italy and Chief Executive Officer and founder of Parallels Consulting SA, located in Lugano, Switzerland. From 2001 to 2008, Mr. Volpi served as one of the global general managers at UBS and from 1991 to 2001, Mr. Volpi served as Chief Executive Officer of UBS-SBC Japan. From 1981 to 1992, he served as the founder of Parallels K.K. in Tokyo. In 1972, Mr. Volpi opened the Tokyo Branch of Banca Commerciale Italian and served as Head of Asia (excluding China) until 1981. Mr. Volpi held the position of Chief Operating Officer of First National City Bank, Milan from 1962 to 1971. Mr. Volpi also served as a Professor of International Finance at Sophia University in Tokyo from 1988 to 2000. Mr. Volpi obtained a Business and Technical degree from ITC De Amricis Milan in 1960 and a degree in Economics and Business from Catholic University, Milan in 1971.

Luc Vincent. Mr. Vincent has served as a member of our board of directors since July 2021. He is currently President of Woven Planet Holdings’s “Level 5” division, following its acquisition from Lyft in July 2021. Prior to this, Mr. Vincent held the position of executive vice president of autonomous driving at Lyft, where he was also a member of the executive leadership team of the company. From 2004 to 2012, Mr. Vincent served as a senior director, director and leader in engineering at Google. From 2000 to 2004, Mr. Vincent served for various periods as vice president, chief scientist and director at Lizardtech Software. Earlier in his career, Mr. Vincent also served as a director, manager and member of technical staff at various units of Xerox Corporation. Mr. Vincent obtained his Bachelor’s degree (diplome d’ingenieur) from École Polytechnique (France) in 1986, his Master’s degree (DEA) in Computer Science from Paris XI University in 1987 and his Doctorate degree in Mathematical Morphology from École Nationale Supérieure des Mines de Paris, France, in 1990.

Daniel Healy. Mr. Healy has served as a member of our board of directors since July 2021. Mr. Healy is currently a director and investor in JBJ Holdings and Kinder Foods, a privately held consumer products company. Prior to his positions at JBJ Holdings and Kinder Foods, Mr. Healy served as Chief Financial Officer,

Executive Vice President and as director of North Fork Bancorporation, Inc. Before joining North Fork Bancorporation, Inc., Mr. Healy was a partner at KPMG LLP for 20 years, serving at various time as managing partner of KPMG’s California and New York offices. Mr. Healy has also served as the lead independent director and audit committee chair of Keefe, Bruyette & Woods Investment Banking Firm, founder and director of FCB Holdings, CEO of Florida Community Bank and non-executive director and audit committee chair of Hiscox Ltd. and Hiscox USA. Mr. Healy is a Certified Public Accountant and obtained his Bachelor’s degree in Business Administration from St. Francis College.

Executive Officers

Our executive officers are responsible for our management and representation and were appointed by our board of directors. The table below lists our executive officers and sets forth certain information regarding each officer as of the date of this prospectus. The current business address for our executive officers is at the office of our key operating subsidiary, Carsharing Russia LLC, at Elektrozavodskaya Ulitsa, 27, building. 1A, Moscow, 107023, Russia.

Name	Age	Position(s)
Elena Bekhtina	31	Director and Chief Executive Officer
Natalia Borisova	55	Chief Financial Officer
Andrey Derzhavets	31	Chief Executive Officer (Anytime LLC)
Stanislav Groshov	32	Vice President
Gnel Khachatryan	34	Chief Operating Officer and Chief Executive Officer (Mobility SMM LLC)
Dmitry Ryazanov	35	Chief Product Officer
Danila Savin	33	Chief Technology Officer

Elena Bekhtina. See above under “Board of Directors.”

Natalia Borisova. Ms. Borisova has served as Chief Financial Officer for our key operating subsidiaries Carsharing Russia LLC and Anytime Prime LLC since February 2019 and for Delimobil since June 2021. From 2014 to 2019 she served as the Chief Financial Officer of Private Trade LLC, an online clothing and footwear store. Prior to that, from 1998 to 2007, she served as Deputy Director of Finance of Scania-Rus LLC, a subsidiary of one of the world’s leading manufacturers of heavy trucks, buses, industrial, and marine engines. She graduated from the Plekhanov Russian University of Economics with a degree in Commodities, Commodity Research and Organization of Trade of Food Products.

Andrey Derzhavets. Mr. Derzhavets has served as the Chief Executive Officer of Anytime LLC since April 16, 2020. He served as the Head of the Department for E-merchandising of Leroy Merlin Russia, a leading DIY retail business in Russia, from 2015 to 2020. He holds a degree in Informatics in Management (Specialist) from the Don State Technical University.

Stanislav Groshov. Mr. Groshov has served as our Vice President since May 2021. Mr. Groshov is the founder of Carsharing Russia LLC and has served as a member of the board of directors, Chief Executive Officer and Vice President at various times since 2015. He currently serves as Deputy CEO of Carsharing Russia LLC. Since 2018, he also has served on the board of directors of Anytime Carsharing Belarus and Anytime Carsharing Kazakhstan, and since 2019 he has served as a member of the board of directors of Anytime Carsharing Czech Republic. He served as Chief Executive Officer between April and December 2018 of Anytime Carsharing Kazakhstan and Chief Executive Officer of Anytime Carsharing Czech Republic between December 2018 and May 2019. Prior to that, he served as a member of the board of directors of LLC National Leasing Company, a Russian leasing company, from January 2014 to February 2016, and as International Legal Adviser to several different portfolio companies of our controlling shareholder Mikro Kapital Group from 2014 to 2016. From November 2013 to July 2020, Mr. Groshov also worked at the law firm Carnelutti Russia. In 2018, Mr. Groshov was awarded the state award “For contribution to the development of the transport system of the city of Moscow.” Mr. Groshov graduated from the Moscow State Institute of International Relations in 2012 with a Master’s degree in law.

Gnel Khachatryan. Mr. Khachatryan has served as Chief Operating Officer of Carsharing Russia LLC since October 2020 and as Chief Executive Officer of Smart Mobility Management LLC since June 2021. He previously served as the Head of regions department of Carsharing Russia from February 2018 to October 2020 and as the head of B2B offerings of Carsharing Russia from September 2015 to February 2018. From 2013 to 2015, Mr. Khachatryan served as head of B2B offering at Sogaz, a Russian insurance company. Mr. Khachatryan holds a degree in law from the National Institute of Business.

Dmitry Ryazanov. Mr. Ryazanov has served as Chief Product Officer of Carsharing Russia LLC since January 2019. He served as Head of CX Products Vertical at Ozon, a leading e-commerce platform in Russia, from May to December 2018 and as Lead Product Manager at Delivery Club, a market leading food delivery company in Russia, from June 2016 to May 2018. Mr. Ryazanov also served as a product manager at Lamoda in 2016. From 2011 to 2014, he served as the IT Project Manager for the Sochi 2014 Winter Games Organizing Committee. Mr. Ryazanov graduated in 2010 from his postgraduate studies in mathematical support of computing machine complexes and computer networks from the F.V. Lukin State Research Institute of Physical Problems. Before that, he studied Engineering and Informatics at Moscow State University of Instrument Engineering and Computer Science, graduating in 2007.

Danila Savin. Mr. Savin has served as Chief Technology Officer of Carsharing Russia LLC since March 2019 and prior to that he served as Chief Technology Officer of Anytime Prime LLC. He served as Chief Technology Officer of FoodTech business at Ozon, a leading e-commerce platform in Russia, from 2018 to 2019 and as Chief Technology Officer of Delivery Club, a market leading food delivery company in Russia, from 2016 to 2018. Mr. Savin graduated in 2008 from the Tashkent State University in Uzbekistan with a degree in Engineering Teaching and Mechanical Engineering Technology.

Family Relationships

There are no family relationships among any of our executive officers or directors.

Board of Directors

Our board of directors is responsible for the general guidance of our business and ensuring that we meet our objectives, as well as for monitoring our performance and ensuring business continuity. The board of directors is vested with broad powers to act on behalf of the Company and to perform or authorize all acts of administrative or ancillary nature necessary or useful to accomplish our corporate purpose. All powers not expressly reserved by law to the shareholders fall within the competence of our board of directors.

According to our Articles of Association, our board of directors shall consist of a minimum of three members. At least three board members shall be independent. Our board of directors currently has nine members, of which three are independent directors.

Our directors are appointed at the general meeting of our shareholders for a period not to exceed a three-year term and may be reelected. Members of our board of directors may be removed at any time, with or without cause, by a resolution adopted at the general meeting of our shareholders.

Corporate Governance Practices

Controlled Company Exemption

Following this offering, Mikro Kapital Group will continue to control more than 50% of the voting power of our shares eligible to vote in the election of directors, and we may therefore be able to rely on certain exemptions as a “controlled company” as set forth in the NYSE corporate governance rules. Under these corporate governance rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a “controlled company” and may elect to utilize exemptions from the following corporate governance standards: (i) that a majority of our board of directors consist of independent directors, (ii) that the nominating and corporate governance committee consist entirely of independent directors, and (iii) that the compensation committee consist entirely of independent directors. We are currently utilizing these exemptions and expect to continue to do so. In the event that we cease to be a “controlled company,” and to the extent we may not rely on similar exemptions as a foreign private issuer, we will be required to comply with these provisions within the applicable transition periods so long as our shares continue to be listed on NYSE.

Foreign Private Issuer Status

Because we are a foreign private issuer, the NYSE rules applicable to us are considerably different from those applied to U.S. companies. Accordingly, we are eligible to, and we intend to, take advantage of certain exemptions from the NYSE corporate governance requirements provided in the NYSE rules for foreign private issuers. Subject to the items listed below, as a foreign private issuer we are permitted to follow home country practice in lieu of the NYSE’s corporate governance standards. Luxembourg law does not require that a majority of our board consist of independent directors or the implementation of a compensation committee or nominating and corporate governance committee. Under the NYSE rules, we need to only (i) establish an independent audit committee as described that has specified responsibilities; (ii) provide prompt certification by our chief executive officer of any material noncompliance with any corporate governance rules of the NYSE; (iii) provide periodic (annual and interim) written affirmations to the NYSE with respect to our corporate governance practices; and (iv) provide a brief description of significant differences between our corporate governance practices and those followed by U.S. companies. We intend to rely on this “home country practice exemption” with respect to the following the NYSE requirements:

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We will follow home country practice that permits our board of directors to consist of less than a majority of independent directors, rather than the NYSE corporate governance rule 303A.01, which requires that a majority of the board be independent (although all members of the audit committee must be independent under the Exchange Act);

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We will follow home country practice that permits us not to hold regular executive sessions where only non-management directors are present, rather than the NYSE corporate governance rule 303A.03, which requires an issuer to have regularly scheduled meetings at which only non-management directors attend;

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We will follow home country practice that permits the nominating and corporate governance committee of our board of directors not to consist entirely of independent directors, rather than the NYSE corporate governance rule 303A.04, which requires boards to have a nominating and corporate governance committee consisting entirely of independent directors;

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We will follow home country practice that does not require our board of directors to be nominated by the nominating and corporate governance committee, rather than the NYSE corporate governance rule 303A.04, which requires director nominees for the next annual general meeting of shareholders to either be selected, or recommended for the board’s selection, by the nominating and corporate governance committee comprised solely of independent directors;

•

We will follow home country practice that permits the compensation committee of our board of directors not to consist entirely of independent directors, rather than the NYSE corporate governance rule 303A.05, which requires boards to have a compensation committee consisting entirely of independent directors;

•	We will follow home country practice that generally permits the board of directors, without shareholder approval, to establish or materially amend any equity compensation plans (to the extent that such equity compensation plans do not specifically foresee the issuance of new shares by the Company, for example, a phantom share plan or option plan with cash settlement only), rather than the NYSE corporate governance rule 303A.08, which requires that our shareholders’ approve the establishment or any material amendments to any equity compensation plan;

•

We will follow home country practice, and not the NYSE corporate governance rules, relating to matters requiring shareholder approval. Luxembourg law and our articles of association generally permit us, without shareholder approval, to take the following actions:

•

Under Luxembourg corporate law, the board of directors of the Company is charged with managing and running the Company and is consequently authorized to take any decisions that are not reserved to the shareholders either by law or based on a list of reserved shareholder matters that may be contained in the articles of association and/or in a shareholders’ agreement. According to Luxembourg corporate law, the matters to be decided by the shareholders of the Company are the following: (i) in principle, amendments to the articles of association, (ii) approval of the annual accounts, (iii) decision to pay annual dividends, (iv) appointment and dismissal of directors and auditors and (v) merger, demerger, migration, change of legal form and dissolution.

Except as stated above, we intend to comply with the rules generally applicable to U.S. domestic companies listed on the NYSE. We may in the future decide to use other foreign private issuer exemptions with respect to some or all of the other NYSE listing requirements. Following our home country governance practices, as opposed to the requirements that would otherwise apply to a company listed on the NYSE, may provide less protection than is accorded to investors under the NYSE listing requirements applicable to domestic issuers. For more information, see “Risk Factors—As we are a foreign private issuer and controlled company and intend to follow certain home country corporate governance practices our shareholders may not have the same protections afforded to shareholders of companies that are subject to all NYSE corporate governance requirements.”

Committees of our Board of Directors

Our board of directors has an audit committee, a compensation committee and a nominating and corporate governance committee. Our board of directors is expected to have such other committees as it may determine from time to time. Each of the standing committees of our board of directors has the composition and responsibilities assigned to them by the board of directors and as set forth in their respective charters.

Audit Committee

Under NYSE corporate governance rules, we are required to maintain an audit committee consisting of three independent directors, each of whom is financially literate and one of whom has accounting or related financial management expertise.

Our audit committee was established by our board of directors on September 3, 2021 and shall be composed of at least three directors. As of the date hereof, our audit committee is composed of the following directors: Daniel Healy, Luc Vincent and Andrea Farace. Daniel Healy serves as the chairman of the audit committee. All members of our audit committee meet the requirements for financial literacy, experience and expertise requirements under the applicable rules and regulations of the SEC and the NYSE corporate governance rules. Daniel Healy is considered an “audit committee financial expert” as defined in applicable SEC rules.

Our board of directors has determined that each member of our audit committee is “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act, which is different from the general test for independence of board and committee members.

Our board of directors has adopted an audit committee charter setting forth the responsibilities of the audit committee consistent with Luxembourg law, the SEC rules and the NYSE corporate governance rules. Our audit committee’s primary responsibilities are to assist the board of directors’ oversight of:

•	the integrity of our financial statements with due regard to their completeness, accuracy and objectivity;

•	the adequacy and integrity of the accounting and financial reporting processes and internal controls systems for the issuance of financial reports and the monitoring of such internal controls;

•	the adequacy and integrity of disclosure controls and procedures and the monitoring of such controls;

•	the identification and monitoring of our risks and risk management policies;

•	review and approval of related party transactions in accordance with the our Related Party Policy;

•

oversight of the effectiveness of reporting systems for addressing complaints and concerns, and investigations of, potential cases of fraud or other suspected violations, in relation to our employees or third parties;

•

the external and internal audits, as well as the proposition and recommendation to the shareholders’ meeting of the engagement of the independent auditor, and the evaluation of qualifications, services, performance and independence of the independent auditor; and

•	our compliance with legal and regulatory requirements.

Compensation Committee

Our compensation committee was established by our board of directors on September 3, 2021. Our compensation committee reports to our board of directors and shall be composed of three non-executive members of the board, with at least one independent director. The members of the compensation committee shall be elected annually by our board of directors upon the recommendation of the nominating/corporate governance committee. The board of directors may remove one or more members of the compensation committee at any time at its discretion. Our board of directors has elected Vincenzo Trani, Andrea Farace and Vittorio Volpi to serve as members of the compensation committee. Vittorio Volpi will serve as the chairman of the compensation committee.

Our compensation committee is mainly responsible for:

•

developing and periodically reviewing as well as overseeing the implementation and functioning of the compensation policies, including any cash and equity-based incentive plans previewed therein, for our members of the board of directors, our CEO and our executive officers;

•

developing specific performance objectives, indicators, target values and other criteria as deemed necessary upon which the performance of the CEO is assessed and presenting respective proposals and recommendations to the board of directors;

•	evaluating each executive officer’s performance in light of such goals and objectives;

•	overseeing the terms of severance arrangements provided to our CEO, including all material obligations of the company and the conditions on which they are granted;

•

selecting, appointing and determining fees for and oversight of performance of independent compensation consultants, legal counsel or other advisor to the compensation committee on the matters within the committee’s responsibilities; and

•

providing recommendations to the board of directors on the compensation of our Corporate Secretary, providing preliminary annual assessment of the work of the Corporate Company Secretary and developing proposals on bonus payments to the Corporate Company Secretary.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee was established by our board of directors on September 3, 2021. Our nominating and corporate governance committee reports to our board of directors and shall be composed of three non-executive members of the board, with at least one independent director. The members of the nominating and corporate governance committee shall be elected annually by our board of directors. The board of directors may remove one or more members of the nominating and corporate governance committee at any time at its discretion. Our board of directors has elected Vincenzo Trani, Daniel Healy and Vittorio Volpi to serve as members of the nominating and corporate governance committee. Vincenzo Trani will serve as the chairman of the nominating and corporate governance committee.

Our nominating and corporate governance committee is mainly responsible for:

•	assessing the composition of the board of directors in terms of professional skills, expertise, experience and independence;

•

analyzing the professional qualifications and independence of all candidates nominated to the board of directors, based on all information available to the committee, as well as drafting and communicating recommendations to the shareholders’ meeting for the vote on the election of the board of directors;

•

recommending to the board of directors the description of the individual duties of directors and of the Chairperson of the board, including the determination of the time that shall be spent on issues related to the company’s activities;

•	organizing the evaluation of the board of directors and the committees of the board of directors, and, recommending to the board of directors improvements of its procedures and committees;

•	recommending to the board of directors nominees for selection of the Company Secretary;

•	developing and recommending to the board of directors corporate governance guidelines and principles for us; and

•	any related matters required by applicable laws and stock exchange rules.

Under article 441-2, paragraph 6 of the Luxembourg law on commercial companies dated August 10, 1915, as amended and coordinated, or the Luxembourg Company Law, in the case of a vacancy of the office of a director appointed by the general meeting of shareholders, the remaining directors may, unless the articles of association provide differently, fill the vacancy on a provisional basis. In these circumstances, the following general meeting of shareholders shall make the final appointment of the director.

Compensation of Directors and Executive Officers

The aggregate compensation accrued by us and our subsidiaries to be paid to our executive officers and directors, for the year ended December 31, 2020 was RUB 83 million. This amount includes RUB 13 million in social contributions.

As of June 2021, some of our directors and executive officers have had the option to receive a long term incentive calculated in phantom shares under our Phantom Share Plan. See “—Phantom Share Plan.” We also reimburse expenses incurred by our directors arising from their board membership.

After the closing of this offering, we intend to request that our compensation committee conduct a benchmarking of directors’ compensation for companies within the same sector and of similar size to us in order to adapt the remuneration of non-executive directors to an industry standard.

Executive Officer and Director Service Agreements

We, directly and/or through certain of our subsidiaries, have entered into written employment and/or other related agreements (such as the Phantom Share Plan) with each of our executive officers. These agreements (in combination) contain customary provisions regarding non-competition, confidentiality of information and the Group’s ownership of all intellectual property created by the officer within their employment. However, the enforceability of the noncompetition provision may be limited under applicable law. These agreements provide for notice periods of varying duration for termination of the agreement by us or by the relevant executive officer, during which time the executive officer will continue to receive salary and benefits. Members of our senior management are eligible for bonuses each year. The bonuses are payable upon meeting objectives and targets that are set out by the Chief Executive Officer and approved annually by our board of directors (based on the proposals of the compensation committee) that also set bonus targets for our Chief Executive Officer.

The terms of the appointment of our directors are agreed upon and set out in writing in Directorship Agreements. The Directorship Agreements set out the key terms and conditions of the director’s appointment, including their duties, rights and responsibilities. The Directorship Agreement of Andrea Farace provides for benefits upon the conclusion of his service. Other than with respect to our directors, who also participate in the Phantom Share Plan, there are no arrangements or understandings between us, on the one hand, and any of our directors, on the other hand, providing for benefits upon termination of their service as directors.

Indebtedness of Directors and Officers

Except as described elsewhere in this prospectus, currently, none of our directors, officers, employees, former directors, former officers or former employees or any of our subsidiaries, and none of their respective associates, is indebted to us or any of our subsidiaries or another entity whose indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar agreement or understanding provided by us or any of our subsidiaries, except, as the case may be, for routine indebtedness as defined under applicable securities legislations.

Phantom Share Plan

On June 3, 2021, we adopted a phantom share plan (the “Phantom Share Plan”) in which employees, other individuals who have provided services to the Company for at least one year, or other individuals designated by our board of directors are eligible to participate. Non-executive directors may be eligible to participate in the Phantom Share Plan. Each executive director will be eligible to participate under the Phantom Share Plan in connection with such individual’s service as an employee of the Company but not as a member of our board.

Under the Phantom Share Plan, each participant has the right to receive upon vesting and settlement an amount in cash equal to the fair market value of a share in the Company at the time of settlement (such right, a “Phantom Share”) multiplied by the number of Phantom Shares granted to such participant under the Phantom Share Plan. Participants are entitled to receive such remuneration divided into several (from two to five) tranches as set out below, provided that certain conditions are met.

•

Tranches are tied to the continuing employment with the Group and will be paid in June of each year. Tranches to be provided to eligible non-executive directors will be paid on December 31 of each year.

•	Tranches are tied to the IPO event and will be paid after the lock-up period.

•	Tranches are tied to the fulfillment of certain KPIs for the 2021 and 2022 financial years, as determined by the Company’s board of directors, and will be paid in April 2024 and 2025, respectively.

The sequence and number of tranches and the vesting period may vary depending on the individual terms for each participant. The Phantom Shares are exercisable over a five-year period from the vesting date, based on the above schedule. The Phantom Share Plan will not have any dilutive effect on the shareholders of the Company as the Phantom Shares do not constitute or qualify for actual shares in the Company. The Phantom Share Plan is administered by our compensation committee (or such other committee that may be appointed by our board of directors to administer the Phantom Share Plan). The compensation committee will determine the terms of all grants of Phantom Shares and the number of Phantom Shares granted to each participant. However, the maximum number of Phantom Shares that may be granted under the Phantom Share Plan shall not exceed 5% of the aggregate total share capital of the Company.

The overall objective of the Phantom Share Plan is to (i) retain qualified employees, (ii) to create long-term incentive for the participants and (iii) to align the interests of the employees with those of the Company’s shareholders. For more information about the Phantom Share Plan, see Note 29 to our unaudited interim condensed combined and consolidated financial statements, included elsewhere in this prospectus.

Share Ownership

As of the date of this prospectus, none of our directors or executives officers own, beneficially or of record, any of our ordinary shares, except for Vincenzo Trani, who indirectly owns 76,395,311 shares in the Company through Mikro Kapital Group, Artur Melikyan, who owns 4,740,555 shares in the Company, and Stanislav Groshov, who owns 3,402,517 shares in the Company.

Code of Business Conduct and Ethics

Our Code of Business Conduct and Ethics covers a broad range of matters including the handling of conflicts of interest, compliance issues and other corporate policies such as equal opportunity and non-discrimination standards. This Code of Business Conduct and Ethics applies to all directors, executive officers and employees.

Insurance and Indemnification

We expect to obtain directors’ and officers’ liability insurance which insures against certain liabilities that our directors and officers and our subsidiaries, may, in such capacities, incur. In connection with the offering, we intend to acquire new directors’ and officers’ liability insurance that will have market standard terms and conditions.

Executive officers and directors have the benefit of indemnification provisions in our amended and restated articles of association. These provisions give executive officers and directors the right, to the fullest extent permitted by law, to recover from us amounts, including but not limited to litigation expenses, and any damages they are ordered to pay, in relation to acts or omissions in the performance of their duties, subject to certain exceptions.

Notwithstanding the foregoing, in accordance with Luxembourg law, we may not indemnify directors or executive officers for liability incurred as a result of gross negligence, willful misconduct or fraud.

Insofar as indemnification of liabilities arising under the Securities Act may be permitted to our executive officers or directors or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

PRINCIPAL SHAREHOLDERS

The following table sets forth information relating to the beneficial ownership of our ordinary shares (i) prior to the filing of this prospectus, and (ii) as adjusted to reflect the sale of the ADSs in this offering by:

•	each person, or group of affiliated persons, known by us to beneficially own 5% or more of our outstanding ordinary shares;

•	each of our directors and executive officers individually; and

•	all of our directors and executive officers as a group.

The number of ordinary shares beneficially owned by each entity, person, executive officer or Board member is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares held by that person.

The percentage of shares beneficially owned before the offering is computed on the basis of 112,000,000 shares outstanding prior to the filing of this prospectus. The percentage of shares beneficially owned after the offering is based on the number of our ordinary shares to be outstanding after this offering, including ADSs representing our ordinary shares. Ordinary shares that a person has the right to acquire within 60 days are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all executive officers and directors as a group. Unless otherwise indicated below, the address for each beneficial owner listed is 10, rue C.M. Spoo, L-2546 Luxembourg, Grand Duchy of Luxembourg.

All of our shareholders, including our public shareholders after this offering, will hold ordinary shares with identical voting rights, preferences and privileges.

A description of any material relationship that our principal shareholders have had with us or any of our affiliates within the past three years is included under “Certain Relationships and Related Party Transactions.”

	Ordinary shares beneficially owned before the offering		Number of ordinary shares offered	Ordinary shares beneficially owned after the offering
Name of beneficial owner	Number	Percentage		Number	Percentage
Executive Officers and Directors
Vincenzo Trani(1)	—	—				%
Elena Bekhtina	—	—				%
Andrea Farace	—	—				%
Artur Melikyan	4,740,617	4.23%				%
Matteo Renzi	—	—				%
Yuriy Gordeyev	—	—				%
Vittorio Volpi	—	—				%
Luc Vincent	—	—				%
Daniel Healy	—	—				%
Natalia Borisova	—	—				%
Andrey Derzhavets	—	—				%
Stanislav Groshov	3,402,517	3.04%				%
Gnel Khachatryan	—	—				%
Dmitry Ryazanov	—	—				%
Danila Savin	—	—				%

All executive officers and directors as a group (12 persons)	8,143,134	7.27%				%

Other Principal Shareholders
MK Impact Finance, a securitization fund represented and managed by Mikro Kapital Management S.A.(1)	42,511,688	37.96%				%
MIKRO FUND, a securitization fund represented and managed by Mikro Kapital Management S.A.(1)	18,911,788	16.89%				%
D-Mobility Worldwide A.s.(1)	14,971,773	13.37%				%
Nevsky Property Finance Ltd.(2)	15,000,000	13.39%				%
Artem Sergeev	12,461,617	11.13%				%

Total	112,000,000	100%				%

(1)	MK Impact Finance, MIKRO FUND and D-Mobility Worldwide A.s. are indirectly controlled by Mr. Vincenzo Trani.
(2)

Nevsky Property Finance Ltd. is an affiliate of VTB Capital plc. The registered office address for Nevsky Property Finance Ltd. is 30 Ekaterinis Kornarou Street, 3rd floor, Stovolos 2024, Nicosia, Cyprus. The information provided in this table assumes that, upon announcement of the pricing for this offering, all preferred shares currently held by Nevsky Property Finance Ltd. are converted into ordinary shares on a one-to-one ratio, with no change or impact to our total and voting capital stock, pursuant to the Pre-IPO Shareholders’ Agreement.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a description of related party transactions we have entered into since January 1, 2018 with any of the members of our board of directors or executive officers and the holders of more than 5% of our ordinary shares. We use the term “Companies” to refer to our direct Russian subsidiaries, Carsharing Russia LLC, Anytime LLC and SMM LLC, as well as their subsidiaries, in accordance with our financial statements, and the notes thereto, included elsewhere in this prospectus.

Relationship With Entities Under Common Control

General

For the six months ended June 30, 2021 and during each of the years ended December 31, 2020, 2019 and 2018, we entered into or were parties to various transactions with entities under common control of the same ultimate controlling party of the Companies.

Transactions with entities under common control of the same ultimate controlling party of the Companies consisted of (1) sales and purchases of goods and services, (2) financial lease agreements, (3) borrowings and (4) received guarantees for lease agreements. These transactions are on terms, conditions and at prices that management believes represent market standards. Outstanding balances at the year-end are unsecured and settlement occurs in cash or by way of set off. There have been no guarantees provided or received for any related party receivables or payables. For the six months ended June 30, 2021 and the years ended December 31, 2020, 2019 and 2018, we recognized no provision for expected credit losses relating to amounts owed by related parties.

Sale and Purchase of Goods and Services

In total, we engaged in sales to entities under common control of the same ultimate controlling party of the Companies in the amount of RUB 16 million for the six months ended June 30, 2021 and RUB 19 million, RUB 3 million and RUB 26 million for the years ended December 31, 2020, 2019 and 2018, respectively. These sales primarily consist of subleasing of motor vehicles for the six months ended June 30 2021 and for the year ended December 30, 2020, maintenance of equipment for the year ended December 31, 2019 and leasing and selling equipment for the year ended December 31, 2018.

We also engaged in purchases from entities under common control of the same ultimate controlling party of the Companies in the amount of RUB 36 million for the six months ended June 30, 2021 and RUB 163 million, RUB 85 million and RUB 26 million for the years ended December 31, 2020, 2019 and 2018, respectively.

Specifically, we have purchased from LLC National Leasing Company insurance of leased vehicles pursuant to several lease agreements, in the amount of RUB 31 million and RUB 62 million for the years ended December 31, 2020 and 2019, respectively, which was discontinued in 2020 as we started to purchase insurance directly from insurance companies. We have also purchased marketing research and consulting services from LLC Micro Kapital Corporate Services in the years ended December 31, 2019 and 2018, which were discontinued in 2019, as well as purchased repair and decoration services for our Moscow-located office and HR services, before we began to employ our own in-house HR department, for the period of January to October 2020. We also sublease our Moscow-located office from LLC Micro Kapital Corporate Services on an 11-month rolling basis, which continues in 2021, with rent payments amounting to RUB 36 million for the six months ended June 30, 2021 and RUB 125 million and RUB 22 million for the years ended December 31, 2020 and 2019, respectively.

As of June 30, 2021 and December 31, 2020, 2019 and 2018, RUB 18 million, RUB 15 million, RUB 9 million and RUB 25 million, respectively, were due from entities under common control of the same ultimate controlling party of the Companies. As of June 30, 2021 and December 31, 2020 and 2018, RUB 6 million, RUB 10 million, and RUB 2 million, respectively, were due to entities under common control of the same ultimate controlling party of the Companies. There was no payment due to entities under common control of the same ultimate controlling parties of the Companies for the year ended December 31, 2019. All amounts were made in respect of the sale and purchase of goods and services described above.

Financial Lease Agreements

For the six months ended June 30, 2021 and the years ended December 2020, 2019 and 2018, we also entered into finance lease agreements to acquire in total 1,548 vehicles for our fleet with LLC National Leasing Company (1,476 vehicles) and LLC National Leasing (72 vehicles). The lease agreements have a 3-year lease term and include an average lease rate of 18%. As of June 30, 2021 and December 31, 2020, 2019 and 2018, RUB 305 million, RUB 689 million, RUB 771 million and RUB 915 million were due to both entities as lease liabilities, respectively. Interest expenses related to lease liabilities were RUB 38 million for the six months ended June 30, 2021 and RUB 104 million, RUB 125 million and RUB 92 million for the years ended December 31, 2020, December 31, 2019 and December 31, 2018, respectively.

Borrowings

As at June 30, 2021, we had borrowings from entities under common control of the same ultimate controlling party of the Companies in the total amount of RUB 5,762 million, including principal and accrued interest, of which RUB 19 million matures in 2022 and RUB 5,743 million matures in 2021. As at December 31, 2020, we had borrowings from entities under common control of the same ultimate controlling party of the Companies in the total amount of RUB 6,185 million including principal and accrued interest, of which RUB 17 million matures in 2022 and RUB 6,168 million matures in 2021. The borrowings bear an annual interest rate of 0% to 18% and are unsecured. From June 30, 2021 to September 20, 2021, interest expense related to borrowings received from entities under common control of the same ultimate controlling party of the Companies amounted to RUB 181 million.

Guarantees received

We have received guarantees for lease liabilities from entities under common control of the same ultimate controlling party of the Companies. As at June 30, 2021, the undiscounted amount of lease liabilities including VAT secured over received guarantees amounted to RUB 8,455 million and as at December 31, 2020, the undiscounted amount of lease liabilities including VAT secured over received guarantees amounted to RUB 9,600 million compared to RUB 9,310 million as at December 31, 2019.

Sale of Shares of SMM LLC

In December 2018, Carsharing Russia LLC sold 100% of its shares of SMM LLC for RUB 750 million to one of our controlling shareholders under common control of our ultimate controlling party as part of a planned corporate restructuring.

Option Agreements

In August 2021, we entered into call option agreements (the “Option Agreements”), with one of our direct shareholders, D-Mobility Worldwide A.s., with respect to the acquisition of all or substantially all of the shares in D-Mobility Czech Republic s.r.o., Carsharing Club LLC and D-Mobility Kazakhstan LLC (the “Option Companies”). The Option Companies operate car sharing businesses under a similar business model to us in the Czech Republic, Belarus and Kazakhstan, respectively.

The Option Agreements provide us with the right, subject to approval by our board of directors, to acquire shares in the Option Companies in the period between January 1 and July 1, 2023 at a strike price equal to the fair market value of the respective Option Companies at the time of exercise of the call options.

The price of the call options under the Option Agreements is de minimis. The strike price for the acquisition of the Option Companies under the Option Agreements may be substantial depending on the fair market value of the Option Companies at the time of the exercise of the call options.

For additional detail on our transactions with related parties, see Note 33 to our audited combined and consolidated financial statements for the years ended December 31, 2020 and 2019 and Note 31 to the unaudited interim condensed combined and consolidated financial statements for the six months ended June 30, 2021 included elsewhere in this prospectus. Related party transactions not specifically discussed in this section represent transactions that are immaterial in amount.

Relationship With Other Related Parties

Finance Lease Agreements

As a result of the VTB Transaction (defined below), VTB Leasing, an affiliate of VTB, became a related party in June 2021. In July 2021, we entered into finance lease agreements with VTB Leasing to acquire an additional 220 vehicles for our car fleet. The lease agreements have a 3-year lease term and bear an average rate of interest of 14%. The total purchase price for the vehicles amounted to RUB 203 million.

Pre-IPO Shareholders’ Agreement

In June 2021, Nevsky Property, an affiliate of VTB, subscribed for 12 million of our convertible preferred shares in a private placement for an amount of RUB 4,396 million (the “Subscription”). On or about the same date, Nevsky Property acquired 3 million of our ordinary shares from our minority shareholders for an amount of RUB 1,099 million (the “VTB Acquisition” and together with the Subscription, the “VTB Transaction”). In connection with the VTB Transaction, on June 4, 2021, we entered into a shareholders’ agreement (the “Pre-IPO Shareholders’ Agreement”) with Nevsky Property and our other shareholders (the “Founders”). As of the date of this prospectus, all our existing shareholders are parties to the Pre-IPO Shareholders’ Agreement, which sets out the rights and obligations of the parties with respect to our corporate governance and management, our shareholders’ relationship with each other and certain other aspects of our affairs.

The Pre-IPO Shareholders’ Agreement contains our reporting undertakings towards our shareholders, regulations on the composition of our decision-making authorities, including appointment rights of shareholder and board level representation, veto rights, customary exit rights (such as tag-along and rights of first refusal) and provisions related to the issuance and transfer of our shares. Additionally, the Pre-IPO Shareholders’ Agreement contains a put option granted to Nevsky Property by the Company for the period from July 1, 2023 and to December 31, 2023 (both dates inclusive) in case this offering is not consummated; under such put option Nevsky Property has a right to require the Company to purchase all of the shares held by Nevsky Property in the Company at fair market value, subject to conditions contained in the Pre-IPO Shareholders’ Agreement. The Pre-IPO Shareholders’ Agreement will terminate upon the consummation of this offering, except for two provisions relating to registration rights (see below under “Registration Rights Agreement”) and investor protection and limitation of profitability in relation to Nevsky Property’s investment. Among other things, the provision relating to investor protection and limitation of profitability requires us to pay Nevsky Property the difference between its actual return on investment and the Minimum Return (as defined below) if, following a lock-up period, Nevsky Property still owns our shares and Nevsky Property’s investment does not generate a return of at least 12% (IRR) on the value of the VTB Transaction (the “Minimum Return”) based on the weighted average price of our shares at the time of valuation. In turn, if Nevsky Property’s actual return is over 20% IRR (the “Target Return”), Nevsky Property has agreed to pay us 50% of the amount by which the actual return exceeds the Target Return. The VTB Transaction, including the ordinary shares, preferred shares and various terms outlined in the Pre-IPO Shareholders’ Agreement have been deemed a financial liability in our unaudited interim condensed combined and consolidated financial statements for the six months ended June 30, 2021.

Subordination Deed and Debt Assignment Agreement

In connection with the VTB Transaction in June 2021, Mikro Kapital Group assigned loan receivables amounting to RUB 5,691 million from Carsharing Russia LLC, Anytime LLC and SMM LLC to us under an assignment agreement, and we entered into a subordination deed with Mikro Kapital Group and Nevsky Property pursuant to which we have subordinated our liabilities under the assignment agreement, including payment of consideration for the assignment, to our liabilities owed to Nevsky Property under the Pre-IPO Shareholders’ Agreement.

Registration Rights Agreement

We intend to enter into a registration rights agreement with Nevsky Property and the Founders (the “Registration Rights Agreement”) prior to the consummation of this offering. The Registration Rights Agreement will provide any such shareholder with certain registration rights relating to our ordinary shares it holds, subject to customary restrictions and exceptions. Under the Registration Rights Agreement, at any time following the consummation of this offering and the expiration of any related lock-up period, such shareholder and its permitted transferees may require us to register under the Securities Act, all or any portion of these shares, a so-called “demand request.” Such shareholder and its permitted transferees will also have “piggyback” registration rights, such that it and its permitted transferees may include their respective shares in any future registrations of our equity securities, whether or not that registration relates to a primary offering by us or a secondary offering by or on behalf of any of our shareholders.

The Registration Rights Agreement will set forth customary registration procedures, including an agreement by us to make our management reasonably available to participate in road show presentations in connection with any underwritten offerings. We will also agree to indemnify the shareholder and its permitted transferees with respect to liabilities resulting from untrue statements or omissions in any registration statement used in any such registration, other than untrue statements or omissions resulting from information furnished to us for use in a registration statement by such shareholder or any permitted transferee, and to pay certain fees, costs and expenses of such registrations.

Agreements with Board Members and Executive Officers

For a description of our other agreements with our board members and executive officers, please see “Executive Officer and Director Service Agreements.”

Related Party Transaction Policy

Our board of directors intends to adopt a written related party transaction policy, to be effective upon the closing of this offering, to set forth the policies and procedures for the review and approval or ratification of related person transactions. This policy will cover, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we were or are to be a participant, and a related person, had or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person.

DESCRIPTION OF SHARE CAPITAL AND ARTICLES OF ASSOCIATION

The following is a description of the material terms of our amended and restated articles of association as they will be in effect upon the closing of this offering. The following description may not contain all of the information that is important to you, and we therefore refer you to our amended and restated articles of association, a copy of which is filed with the SEC as an exhibit to the registration statement of which this prospectus is a part.

General

We were incorporated in Luxembourg as a public limited liability company (société anonyme) on January 18, 2021. Our articles of association provide that our corporate purpose is: the acquisition, holding, management and disposal of participations and any interests, in Luxembourg or abroad, in any companies and/or enterprises in any form whatsoever. The Company may in particular acquire by subscription, purchase and exchange or in any other manner any stock, shares and other participation securities, bonds, debentures, certificates of deposit and other debt instruments and more generally, any securities and financial instruments issued by any public or private entity. It may participate in the creation, development, management and control of any company and/or enterprise. It may further invest in the acquisition and management of a portfolio of patents or other intellectual property rights of any nature or origin. The Company may borrow in any form. It may issue notes, bonds and any kind of debt and equity securities. The Company may lend funds, including without limitation, resulting from any borrowings of the Company and/or from the issue of any equity or debt securities of any kind, to its Subsidiaries, affiliated companies and/or any other companies or entities it deems fit. The Company may further guarantee, grant security in favor of or otherwise assist the companies in which it holds a direct or indirect participation or which form part of the same group of companies as the Company. The Company may further give guarantees, pledge, transfer or encumber or otherwise create security over some or all of its assets to guarantee its own obligations and those of any other company, and generally for its own benefit and that of any other company or person. For the avoidance of doubt, the Company may not carry out any regulated activities of the financial sector without having obtained the required authorization. The Company may use any techniques and instruments to manage its investments efficiently and to protect itself against credit risks, currency exchange exposure, interest rate risks and other risks. The Company may, for its own account as well as for the account of third parties, carry out any commercial, financial or industrial operation (including, without limitation, transactions with respect to real estate or movable property) which may be useful or necessary to the accomplishment of its purpose or which are directly or indirectly related to its purpose”. We can perform all commercial, technical and financial operations, connected directly or indirectly in all areas as described above, in order to facilitate the accomplishment of our corporate purpose.

Our ordinary shares are governed by Luxembourg law, including the Luxembourg Company Law, and our articles of association. The following is a summary of the material terms of our ordinary shares based on our articles of association that will be in effect at the time of the consummation of the offering and Luxembourg law. These rights may differ from those typically provided to shareholders of U.S. companies under the corporation laws of some states of the United States. See “—Differences in Corporate Law.” We encourage you to read the complete form of our articles of association, which is filed as an exhibit to the registration statement of which this prospectus forms a part.

Our Issued Share Capital

Immediately before this offering, our issued share capital will consist of 112,000,000 ordinary shares fully paid, with par value of EUR 0.01 per share. In addition to our issued share capital, our articles of association authorize the issuance of up to [88,000,000] ordinary shares. In connection with this offering, ordinary shares will be issued and, consequently, Delimobil Holding’s articles of association will be amended to reflect such capital increase.

Form and Transfer of Shares

Our shares are issued in principle in registered form, and are freely transferable. Luxembourg law does not impose any limitations on the rights of Luxembourg or non-Luxembourg residents to hold or vote our shares.

Under Luxembourg Company Law, the ownership of registered shares is generally evidenced by the inscription of the name of the shareholder, the number of shares held by it/him/her in the register of registered shares of the Company, which is maintained at our registered office. Each transfer of shares is made by a written declaration of transfer recorded in our register of registered shares, dated and signed by the transferor and the transferee or by their duly appointed agent. We may accept and enter into its register of registered shares any transfer based on an agreement between the transferor and the transferee provided a true and complete copy of the agreement is provided to us.

Our articles of association provide that, in case our shares are recorded in the register of registered shares on behalf of one or more persons in the name of a securities settlement system or the operator of such a system, or in the name of a professional depositary of securities or any other depositary or of a sub-depositary designated by one or more depositaries, the Company—subject to a confirmation in proper form received from the depositary—will permit those persons to exercise the rights attaching to those shares, including admission to and voting at general meetings of shareholders. The board of directors may determine the requirements with which such confirmations must comply. Shares held in such manner generally have the same rights and obligations as any other shares recorded in our shareholder register(s).

Issuance of Shares and Preferential Subscription Rights

Our shares may be issued pursuant to a resolution of the general meeting of shareholders. The general meeting of shareholders may also delegate the authority to issue shares to the board of directors for a renewable period of 5 years under the authorized share capital.

The board of directors has been authorized to issue up to                ordinary shares. Such authorization will expire                years after the date of the general meeting of shareholders held on                (unless amended or extended by the general meeting of shareholders).

Each holder of shares has preferential subscription rights to subscribe for any issue of shares pro rata to the aggregate amount of such holder’s existing holding of the shares. Each shareholder shall, however, have no preferential subscription right on shares issued for a contribution in-kind.

Preferential subscription rights may be restricted or excluded by a resolution of the general meeting of shareholders, or by the board of directors if the shareholders so delegate. The general meeting of shareholders has delegated to the board of directors the power to cancel or limit the preferential subscription rights of the shareholders when issuing new shares within the limit of the authorized share capital foreseen in the Articles .

If we decide to issue new shares in the future and do not exclude the preferential subscription rights of existing shareholders, we will publish the decision by placing an announcement in the Luxembourg official gazette, the Recueil Electronique des Sociétés et Associations (“RESA”), and in a newspaper published in Luxembourg. The announcement will specify the period in which the preferential subscription rights may be exercised. Such period may not be shorter than 14 days from the publication of the offer in accordance with article 420-26(3) of the Luxembourg Company Law. The announcement will also specify details regarding the procedure for exercise of the preferential subscription rights. Under Luxembourg Company Law preferential subscription rights are transferable and tradable property rights.

General Meeting of Shareholders

In accordance with Luxembourg Company Law and our articles of association, any regularly constituted general meeting of our shareholders has the power to order, carry out or ratify acts relating to the operations of the Company to the extent that such decisions are the domain of the shareholders and not the board of directors.

Our annual general meeting of shareholders shall be held at our registered office, or at such other place in Luxembourg as may be specified in the notice of the meeting, within six months after the end of the relevant financial year. Except as otherwise specified in our articles of association, resolutions at a general meeting of shareholders are adopted by a simple majority of shares present or represented and voting at such meeting, regardless of the proportion of the capital represented.

A shareholder entitled to vote may act at any general meeting of shareholders by appointing another person (who need not be a shareholder) as his proxy, which proxy shall be in writing and comply with such requirements as determined by our board with respect to the attendance to the general meeting, and proxy forms in order to enable shareholders to exercise their right to vote. All proxies must be received by us (or our agents) no later than the day determined by our board of directors.

Voting Rights

There are no restrictions on the rights of Luxembourg or non-Luxembourg residents to vote our shares. All of our shareholders, including our public shareholders after consummation of this offering, will hold ordinary shares with identical voting rights, preferences and privileges. Each ordinary share entitles the shareholder to attend a general meeting of shareholders in person or by proxy, to address the general meeting of shareholders and to vote. Each ordinary share entitles the holder to one vote at the general meeting of shareholders.

The board of directors may also decide to allow shareholders to vote by correspondence by means of a form providing for a positive or negative vote or an abstention on each agenda item. The conditions for voting by correspondence are set out in the articles of association and in the convening notice.

The board of directors may decide to arrange for shareholders to be able to participate in the general meeting by conference call, video conference or similar means of communication, whereby (i) the shareholders attending the meeting can be identified, (ii) all persons participating in the meeting can hear and speak to each other, (iii) the transmission of the meeting is performed on an ongoing basis and (iv) the shareholders can properly deliberate without the need for them to appoint a proxyholder who would be physically present at the meeting.

Amendment of the Articles of Association

In accordance with article 450-3 (2) of the Luxembourg Company Law and the articles of association, any amendments to our articles of association must be approved by a resolution of the general meeting of the shareholders, which meeting must have a quorum of at least one-half of our issued share capital, subject to stricter provisions of the articles of association. Subject to stricter provisions of the articles of association, if such quorum is not reached, the general meeting may be reconvened at a later date with no quorum according to the appropriate notification procedures. The amendment is subject to the approval of at least two-thirds of the votes validly cast at such meeting.

Any resolutions to amend our articles of association must be taken before a Luxembourg notary and such amendments must be published in accordance with Luxembourg law.

Liquidation

Subject to stricter provisions in the articles of association, the liquidation of Delimobil Holding shall be decided by a general meeting of shareholders fulfilling the conditions as to attendance and majority required for the amendments of the articles of association. The method of liquidation shall be determined and the liquidators shall be appointed by the general meeting of shareholders. In accordance with the Luxembourg Company Law and subject to provisions of the articles of association, the assets that remain after payment of all debts and liabilities are distributed to the shareholders, on a pro rata basis.

Distributions

Pursuant to our articles of association, the general meeting of shareholders may approve dividends and declare distributions including share premium reimbursement and the board of directors may declare interim dividends, in each case to the extent permitted by Luxembourg Company Law. Under Luxembourg law, distributions (including in the form of dividends or share premium reimbursement) may be lawfully declared and paid if our net profits and/or distributable reserves, as set forth in our standalone statutory accounts prepared under Luxembourg GAAP, are sufficient under Luxembourg law.

The amount of a distribution to shareholders (including in the form of dividends or reimbursement of share premium) may not exceed the amount of profits at the end of the last financial year (or made since the end of the last financial year for which the annual accounts have been approved for interim dividends) plus any profits carried forward and any amounts drawn from reserves available for that purpose, less any losses carried forward and sums to be allocated to non-distributable reserves in accordance with Luxembourg law or the articles of association. Furthermore, except in case of a share capital reduction, no distributions (including in the form of dividends or reimbursement of share premium) may be made if at the end of the last financial year the net assets as set out in the standalone statutory accounts prepared under Luxembourg GAAP are, or following such a distribution would become, less than the amount of the subscribed share capital plus the non-distributable reserves. Distributions in the form of dividends may only be made out of net profits and profits carried forward, whereas distributions in the form of share premium reimbursements may only be made out of available share premium.

Each ordinary share entitles the holder to participate equally in any distributions of dividends or share premiums, if and when declared by the general meeting of shareholders or, in the case of interim dividends, the board of directors, out of funds legally available for such purposes.

In accordance with Luxembourg law, each year at least 5% of the net profits must be allocated to the creation of a legal reserve that is not available for distribution. This allocation ceases to be compulsory when the reserve has reached an amount equal to 10.0% of the share capital, but is again compulsory if the reserve falls below such 10%.

Declared and unpaid distributions held by us for the account of the shareholders shall not bear interest. Under Luxembourg law, claims for unpaid distributions will lapse in our favor five years after the date such distribution has been declared.

For additional information regarding our policy on distributions, see “Dividend Policy.”

Listing

We expect that the ADSs representing ordinary shares will trade on the NYSE under the symbol “DMOB.” The ADSs will trade in U.S. dollars on the NYSE. We also obtained the approval of MOEX in relation to the listing and admission of the ADSs to trading on MOEX under the symbol “            .” The ADSs may not start trading on MOEX earlier than the time at which the ADSs start trading on the NYSE.

Differences in Corporate Law

We are incorporated under the laws of Luxembourg. The following discussion summarizes certain material differences between the rights of our shareholders pursuant to our articles of association and Luxembourg law, and the rights of a shareholder in a typical corporation under the laws of the State of Delaware.

This discussion does not purport to be a complete statement of the rights of holders of our ordinary shares under applicable law in Luxembourg and our articles of association or the rights of holders of ordinary shares of a typical corporation under applicable Delaware law and a typical certificate of incorporation and bylaws. The below is subject to any stricter provisions contained in the articles of association.

	Luxembourg	Delaware
Board of Directors

Pursuant to the Luxembourg Company Law, the board of directors must be composed of at least three (3) directors. They are appointed by the general meeting of shareholders (by proposal of the board, the shareholders or a spontaneous candidacy) by a simple majority of the votes validly cast. Directors may be re-elected but each term of their office may not exceed six (6) years. The articles of association may provide for different classes of directors.

Pursuant to Luxembourg law, directors may be removed at any time with or without cause by the general meeting of shareholders by a simple majority of the votes validly cast. In the case of a vacancy of the office of a director appointed by the general meeting of shareholders, the remaining directors may, unless the articles of association provide differently, fill the vacancy on a provisional basis.

Delimobil Holding’s board will consist of a minimum of three (3) members, pursuant to the relevant provisions of our articles of association. Pursuant to our articles of association, our directors are appointed by the general meeting of shareholders for a period not to exceed six (6) years. Members of our board may be removed at any time, with or without cause, by a resolution adopted at a general meeting of our shareholders.

In the case of a vacancy on our board, the remaining directors, by a simple majority vote of the directors present or represented, shall fill such vacancy by replacing such director with a new director in accordance with the principles set forth in our articles of

A typical certificate of incorporation and bylaws would provide that the number of directors on the board of directors will be fixed from time to time by a vote of the majority of the authorized directors. Under Delaware law, a board of directors can be divided into classes and cumulative voting in the election of directors is only permitted if expressly authorized in a corporation’s certificate of incorporation.

A typical certificate of incorporation and bylaws provide that, subject to the rights of holders of any preferred shares, directors may be removed with or without cause at any time by the affirmative vote of the holders of at least a majority, or in some instances a supermajority, of the voting power of all of the then outstanding shares entitled to vote generally in the election of directors, voting together as a single class. A certificate of incorporation could also provide that such aright is only exercisable when a director is being removed for cause (removal of a director only for cause is the default rule in the case of a classified board).

A typical certificate of incorporation and bylaws provide that, subject to the rights of the holders of any preferred shares, any vacancy, whether arising through death, resignation, retirement, disqualification, removal, an increase in the number of directors or any other reason, may be filled by a majority vote of the remaining directors, even if such directors remaining in office constitute less than a quorum, or by the sole remaining director. Any newly

	Luxembourg	Delaware
	association. This director will be in office until the next general meeting which will be asked to ratify such election.	elected director usually holds office for the remainder of the full term expiring at, in the case of a non-classified board, the next annual meeting of shareholders, or, in the case of a classified board, the annual meeting of shareholders at which the term of the class of directors to which the newly elected director has been elected expires.

Fiduciary Duties of Directors

The board of directors must act as a collegial body in the corporate interest of a company and has the power to take any action necessary or useful to realize the corporate objects of a company, with the exception of the powers reserved by Luxembourg law or by the articles of association to the general meeting of shareholders. Luxembourg law imposes a duty on directors of a Luxembourg company to:

a)  act in good faith with a view to the best interests of the company; and

b)  exercise the care, diligence and skill that a reasonably prudent person would exercise in a similar position and under comparable circumstances.

The standard of care required from directors in the execution of their mandate vis-à-vis the company is the standard that an ordinary prudent or reasonable person would apply to his or her own affairs. The standard of care is more onerous where a director has special skills or where such director receives remuneration for his or her office.

In addition, Luxembourg law imposes specific duties to officers of a company to comply with Luxembourg law and the articles of association of a company.

Under the Delaware General Corporation Law, except as otherwise provided in a company’s certificate of incorporation, the board of directors of a Delaware company bears the ultimate responsibility for managing the business and affairs of a corporation. In discharging this function, directors of a Delaware company owe fiduciary duties of care and loyalty to a company and its shareholders. Delaware courts have decided that the directors of a Delaware company are required to exercise an informed business judgment in the performance of their duties. An informed business judgment means that the directors have informed themselves of all material information reasonably available to them. Delaware courts have also subjected directors’ actions to enhanced scrutiny in certain situations, including if directors take certain actions intended to prevent a threatened change in control of a company or in connection with transactions involving a conflicted controlling shareholder. In addition, under Delaware law, when the board of directors of a Delaware corporation determines to sell or break up a corporation, the board of directors may, in certain circumstances, have a duty to obtain the highest value reasonably available to the shareholders at the time.

Indemnification of Directors and Officers	Pursuant to Luxembourg Company Law, directors, members of the	Under the Delaware General Corporation Law, subject to specified

Luxembourg	Delaware

management committee and daily managers are considered to have an agency relationship with the public limited liability company. As a result, such individuals may be held liable by a public limited liability company in the event of improper execution, fault, negligence, willful misconduct or fraud in the execution of their mandate. In addition, statutory directors and statutory members of the management committee and statutory managing executive officer may be held liable if they violate their mandate by improperly guiding or managing the public limited liability company. The management committee or the managing executive officer (if any) will exercise their activities under the responsibility and the supervision of the board of directors.

The articles of association of Delimobil Holding provide for indemnification by Delimobil Holding to every person who is or has been a director or officer of the company to the fullest extent permitted by law against liability and all expenses reasonably incurred or paid in connection with any claim, action, suit or proceeding in which they became involved by virtue of their position as director or officer of Delimobil Holding. However, no indemnification is provided against liability by reason of willful misconduct, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of their office. Furthermore, statutory directors, statutory managing executive officer and statutory members of the management committee are jointly and severally liable to Delimobil Holding or any third party for any damages caused by a breach of the Luxembourg Company Law or our articles of association. Directors, members of the management committee, managing executive officer and daily managers are also subject to article 1382 of the limitations in the case of derivative suits brought by a corporation’s shareholders in its name, a corporation may indemnify any person who is made a party to any third-party action, suit or proceeding on account of being a director, officer, employee or agent of the corporation (or was serving at the request of the corporation in such capacity for another corporation, partnership, joint venture, trust or other enterprise) against expenses, including attorney’s fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit or proceeding through, among other things, a majority vote of a quorum consisting of directors who were not parties to the suit or proceeding, if the person:

•  acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation

•  or, in some circumstances, at least not opposed to its best interests; and

•  in a criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Delaware corporate law permits indemnification by a corporation under similar circumstances for expenses (including attorneys’ fees) actually and reasonably incurred by such persons in connection with the defense or settlement of a derivative action or suit, except that no indemnification may be made in respect of any claim, issue or matter as to which the person is found to be liable to the corporation unless the Delaware Court of Chancery or the court in which the action or suit was

	Luxembourg	Delaware
Luxembourg Civil Code, which requires any person who acts wrongfully to make good the damage caused to another person as a result of that act. In accordance with Luxembourg Company Law, Delimobil Holding may not indemnify directors, members of the management committee, managing executive officer or daily managers for liability incurred as a result of gross negligence, willful misconduct or fraud.

brought determines upon application that the person is fairly and reasonably entitled to indemnity for the expenses that the court deems to be proper.

To the extent a director, officer, employee or agent is successful in the defense of such an action, suit or proceeding, the corporation is required by Delaware corporate law to indemnify such person for reasonable expenses incurred. Expenses (including attorneys’ fees) incurred by such persons in defending any action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of that person to repay the amount if it is ultimately determined that that person is not entitled to be so indemnified.

The certificate of incorporation or bylaws frequently provides that rights to indemnification and advancement are mandatory.

Transactions with Directors

There are no rules under the Luxembourg Company Law preventing a director from entering into contracts or transactions with Delimobil Holding to the extent that the contract or the transaction is in the Company’s corporate interest.

Luxembourg law prohibits a director from participating in deliberations and voting on a transaction if (i) such director has a direct or indirect financial interest therein and (ii) the interests of such director conflict with the company’s interests. The relevant director must disclose his or her personal financial interest to the board of directors and abstain from voting and have the statement recorded in the minutes of the meeting. A special report on the relevant transaction must be submitted to the shareholders at the

Under Delaware General Corporation Law, some contracts and transactions in which one or more of a corporation’s directors has an interest are not void or voidable because of such interest, provided that some conditions, such as obtaining the required approval and fulfilling the requirements of good faith and full disclosure, are met. Under the Delaware General Corporation Law, either (i) the shareholders or the board of directors must approve in good faith any such contract or transaction after full disclosure of the material facts, or (ii) the contract or transaction must have been “fair” as to the corporation at the time it was approved. If approval by the board of directors is sought, the contract or transaction must be approved in good faith by a majority of disinterested

	Luxembourg	Delaware

Company’s next General Meeting before any vote on the matter can be made. This does not apply to resolutions of the board of directors concerning transactions made in the ordinary course of business of the Company and which are entered into on arm’s length terms.

The articles of association of Delimobil Holding may require that certain transactions between a director and the Company be submitted for approval by the board of directors and/or shareholders. No director, solely or as a result of being a director, shall have any duty to refrain from any decision or action to enforce his or her rights under any agreement of contract with the Company.

directors after full disclosure of material facts, even though less than a majority of a quorum.

Shareholder Meetings

Annual and Special Meetings:

Pursuant to the Luxembourg Company Law, at least one general meeting of shareholders must be held within six months of the end of each financial year. The purpose of such annual general meeting is to approve the annual accounts, allocate the results, proceed to statutory appointments, and grant discharge to the directors.

Other meetings of shareholders may be convened. The board of directors is required under Luxembourg law to convene a general meeting so that it is held within a period of one month of the receipt of a written request of shareholders representing 10% of a company’s issued share capital. Such request must be made in writing and indicate the agenda of the meeting.

Quorum Requirements:

Luxembourg Corporate Law distinguishes between ordinary resolutions and extraordinary resolutions. Extraordinary resolutions relate to proposed amendments to the

Annual and Special Meetings:

A typical certificate of incorporation and bylaws would provide that annual meetings of shareholders are to be held on a date and at a time fixed by the board of directors. Under the Delaware General Corporation Law, a special meeting of shareholders may be called by the board of directors or by any other person authorized to do so in the certificate of incorporation or the bylaws.

Quorum Requirements:

The Delaware General Corporation Law provides that a corporation’s certificate of incorporation or bylaws can specify the number of shares that can constitute the quorum required to conduct business at a meeting, provided that in no event shall a quorum consist of less than one-third of the shares entitled to vote at a meeting.

	Luxembourg	Delaware

articles of association and certain other limited matters. All other resolutions are ordinary resolutions.

For ordinary resolutions, there is no requirement of a quorum for any ordinary resolution to be considered at a general meeting and such ordinary resolution shall be adopted by a simple majority of votes validly cast on such resolution. Abstentions are not considered “votes.”

Extraordinary resolutions are required for any of the following matters, among others: (i) an increase or decrease of authorized or issued capital, (ii) a limitation or exclusion of preemptive rights, (iii) approval of a statutory merger or de-merger (scission), (iv) dissolution, and (v) an amendment of the articles of association.

For any extraordinary resolutions to be considered at a general meeting, the quorum shall be at least 50% of the issued share capital. If the said quorum is not present, a second meeting may be convened at which the Luxembourg Company Law does not prescribe a quorum. Any extraordinary resolution shall be adopted at a quorate general meeting (except as otherwise provided by mandatory law) by a two-thirds majority of the votes validly cast on such resolution by shareholders and holders of beneficiary certificates. Abstentions are not considered “votes.”

The articles of association of the Company may provide for more stringent or different requirements.

Shareholder Action Without a Meeting

A shareholder meeting must always be called if the matter to be considered requires a shareholder resolution under the Luxembourg Company Law or a company’s articles of association.

Pursuant to the Luxembourg Company Law, shareholders of a public limited

Under the Delaware General Corporation Law, unless otherwise provided in a corporation’s certificate of incorporation, any action that may be taken at a meeting of shareholders can be taken without a meeting, without prior notice, and without a vote if the holders of outstanding

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	liability company may not take actions by written consent (if there is more than one shareholder). All shareholder actions must be approved at an actual meeting of shareholders held before a notary public or under private seal, depending on the nature of the matter. Shareholders may vote by proxy.	stock, having not less than the minimum number of votes necessary to authorize such action, consent in writing. It is not uncommon for a corporation’s certificate of incorporation to prohibit such action.

Transactions with Interested Shareholders	Under the Luxembourg Company Law, no restriction exists as to the transactions that a shareholder may engage in with Delimobil Holding. The transaction must, however, be in the Company’s corporate interest and be made on arm’s length terms.

Section 203 of the Delaware General Corporation Law generally prohibits a Delaware corporation from engaging in specified corporate transactions (such as mergers, stock and asset sales, and loans) with an “interested shareholder” for three years following the time that the shareholder becomes an interested shareholder. Subject to specified exceptions, an “interested shareholder” is a person or group that owns 15% or more of the corporation’s outstanding voting stock (including any rights to acquire stock pursuant to an option, warrant, agreement, arrangement, understanding, or upon the exercise of conversion or exchange rights, and stock with respect to which the person has voting rights only) or is an affiliate or associate of the corporation and was the owner of 15% or more of the voting stock at any time within the previous three years.

A Delaware corporation may elect to “opt out” of, and not be governed by, Section 203 of the Delaware General Corporation Law through either a provision in its original certificate of incorporation or an amendment to its original certificate or bylaws that was approved by a majority shareholder vote. With a limited exception, this amendment would not become effective until 12 months following its adoption.

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Appraisal Rights	Neither the Luxembourg Company Law nor Delimobil Holding’s articles of association provide for appraisal rights.	Under the Delaware General Corporation Law, a shareholder of a corporation participating in some types of major corporate transactions may, under varying circumstances, be entitled to appraisal rights pursuant to which the shareholder may receive cash in the amount of the fair market value of his or her shares in lieu of the consideration he or she would otherwise receive in the transaction.

Shareholder Lawsuits

Pursuant to Luxembourg Company Law, the board of directors has the broadest power to take any action necessary or useful to achieve the corporate purpose. The board’s powers are limited only by the Luxembourg Company Law and the articles of association of the Company.

Luxembourg Company Law generally does not require shareholder approval before the company may initiate legal action. The board of directors has sole authority to decide whether to initiate legal action to enforce the Company’s rights (other than, in certain circumstances, in the case of an action against board members).

Shareholders do not generally have authority to initiate legal action on the company’s behalf. However, the general meeting of shareholders may vote to initiate legal action against directors on grounds that such directors have failed to perform their duties. If a director is responsible for a breach of the law or of a provision of the articles of association, an action can be initiated by any third party, including a shareholder that has suffered a loss that is independent and separate from the damage suffered by the company. Individual shareholders of a public limited liability company can also seek the directors liability on behalf of the company if they hold 10% of the voting rights. Luxembourg procedural law

Under the Delaware General Corporation Law, a shareholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation. An individual also may commence a class action suit on behalf of himself or herself and other similarly situated shareholders where the requirements for maintaining a class action under the Delaware General Corporation Law and applicable court rules have been met. A person may institute and maintain such a suit only if such person was a shareholder at the time of the transaction which is the subject of the suit or his or her shares thereafter devolved upon him or her by operation of law. Additionally, under Delaware case law, the plaintiff generally must be a shareholder not only at the time of the transaction which is the subject of the suit, but also through the duration of the derivative suit. The Delaware General Corporation Law and applicable court rules also require that the derivative plaintiff make a demand on the directors of the corporation to assert the corporate claim before the suit may be prosecuted by the derivative plaintiff, unless such demand would be futile.

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does not recognize the concept of class actions.

Amendment of Governing Documents

Under the Luxembourg Company Law and our articles of association, amendments to our articles of association must be approved by a resolution of the general meeting of shareholders, held in front of a Luxembourg notary public, at which at least one half of our issued share capital to which voting rights are attached under our articles of association or Luxembourg law is represented. If such quorum is not reached, the general meeting may be reconvened at a later date with no quorum according to the appropriate notification procedures.

The amendment is subject to the approval of at least two-thirds of the votes validly cast at such meeting, subject to stricter provisions contained in the articles of association.

The notice of the general meeting shall indicate the proposed amendments to the articles of association.

Under the Delaware General Corporation Law, amendments to a corporation’s certificate of incorporation require the approval of shareholders holding a majority of the outstanding shares entitled to vote on the amendment. If a class vote on the amendment is required by the Delaware General Corporation Law or the certificate of incorporation, a majority of the outstanding stock of the class is required, unless a greater proportion is specified in the certificate of incorporation or by other provisions of the Delaware General Corporation Law. Under the Delaware General Corporation Law, the board of directors may amend the bylaws of a corporation if so authorized in the charter. The shareholders of a Delaware corporation also have the power to amend its bylaws.

Shareholder Approval of Business Combinations

Under the Luxembourg Company Law, the board of directors has the broadest powers to take any action necessary or useful to achieve the corporate object. The board’s powers are limited only by law and the articles of association of the company.

Any type of transaction that would require an amendment to the articles of association, such as a merger, de-merger, consolidation, dissolution or voluntary liquidation, requires generally an extraordinary resolution of a general meeting of shareholders.

Transactions such as a sale, lease or exchange of substantial company assets generally require only the approval of the board of directors, subject to stricter provisions in the articles of association such as prior shareholders’ approval.

Generally, under the Delaware General Corporation Law, completion of a merger, consolidation, or the sale, lease or exchange of substantially all of a corporation’s assets or dissolution requires approval by the board of directors and by a majority (unless the certificate of incorporation requires a higher percentage) of outstanding stock of the corporation entitled to vote.

The Delaware General Corporation Law also requires a special vote of shareholders in connection with a business combination with an “interested shareholder” as defined in section 203 of the Delaware General Corporation Law.

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Luxembourg law does not contain any provision specifically requiring the board of directors to obtain shareholder approval of the sale, lease or exchange of substantial assets of the company.

Distributions and Repurchase of Shares

Under the Luxembourg Company Law, the amount and payment of dividends or other distributions will be determined by a simple majority vote at a general shareholders’ meeting usually based on the recommendation of our board of directors. Furthermore, pursuant to our articles of association, the board of directors may resolve to pay interim dividends in accordance with the applicable provisions of the Luxembourg Company Law. Distributions (including in the form of dividends or share premium reimbursements) may be lawfully declared and paid if our net profits and/or distributable reserves are sufficient under Luxembourg law.

The amount of a distribution to shareholders (including in the form of dividends or reimbursement of share premium) may not exceed the amount of profits at the end of the last financial year (or made since the end of the last financial year for which the annual accounts have been approved for interim dividends) plus any profits carried forward and any amounts drawn from reserves available for that purpose, less any losses carried forward and sums to be allocated to non-distributable reserves in accordance with the Luxembourg Company Law or the articles of association. Furthermore, no distributions (including in the form of dividends or reimbursement of share premium) may be made when on the closing date of the last financial year the net assets as set out in the standalone statutory accounts prepared under Luxembourg GAAP are, or following such a distribution would become, less than the amount of the

The Delaware General Corporation Law permits a corporation to declare and pay dividends out of statutory surplus or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets.

Under the Delaware General Corporation Law, any corporation may purchase or redeem its own shares, except that generally it may not purchase or redeem these shares if the capital of the corporation is impaired at the time or would become impaired as a result of the redemption. A corporation may, however, purchase or redeem out of capital shares that are entitled upon any distribution of its assets to a preference over another class or series of its shares if the shares are to be retired and the capital reduced.

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subscribed share capital plus the non-distributable reserves. Distributions in the form of dividends may only be made out of net profits and profits carried forward, whereas distributions in the form of share premium reimbursements may only be made out of available share premium.

Under and subject to the provisions of article 461-1 and following of the Luxembourg Company Law, at least 5% of our net profits per year must be allocated to the creation of a legal reserve until such reserve has reached an amount equal to 10% of our issued share capital. If the legal reserve subsequently falls below the 10% threshold, at least 5% of net profits again must be allocated toward the reserve. The legal reserve is not available for distribution.

Under and subject to the provisions of article 430-15 and following the Luxembourg Company Law, Delimobil Holding may acquire its own shares, either itself or through a person acting in its own name but on Delimobil Holding’s behalf, only subject to the following conditions:

•  an authorization given by the general meeting of shareholders which shall determine the terms and conditions of the proposed acquisition and in particular the maximum number of shares to be acquired, the duration of the period for which the authorization is given and which may not exceed five years and, in case of acquisition for value, the maximum and the minimum consideration;

•  the acquisitions, including shares previously acquired by the company and held by it in its portfolio as well shares acquired by a person acting in its own name or on behalf of the company, must not have the

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effect of reducing the net assets below the aggregate of the subscribed capital and the reserves that may not be distributed under Luxembourg law or the articles of association, the acquisition offer shall be made under the same conditions to all the shareholders who are in the same situation; and only fully paid shares may be included in the transaction.

Anti-Takeover Measures

Pursuant to the Luxembourg Company Law, it is possible to create an authorized share capital from which the board of directors is authorized by the shareholders to issue further ordinary shares and, under certain conditions, to limit, restrict or waive preferential subscription rights of existing shareholders. The rights attached to the ordinary shares issued within the authorized share capital will be equal to those attached to existing ordinary shares and set forth in the articles of association.

The authority of the board of directors to issue additional ordinary shares is valid for a period of up to five years starting from the date of the publication of the minutes of the extraordinary general meeting resolving upon such authorization in the Luxembourg official gazette (Mémorial C, Recueil des Sociétés et Associations or Recueil Électronique des Sociétés et Associations, as applicable), unless renewed by a vote of holders of at least two-thirds of the votes cast at a shareholders meeting by shareholders and holders of beneficiary certificates.

Delimobil Holding’s articles of association authorize its board of directors to issue ordinary shares within the limits of the authorized share capital at such times and on such terms as the board of directors or its delegates may decide until the fifth anniversary after the date of the publication of minutes of the extraordinary general meeting resolving upon such authorization in

Under the Delaware General Corporation Law, the certificate of incorporation of a corporation may give the board of directors the right to issue new classes of preferred shares with voting, conversion, dividend distribution and other rights to be determined by the board of directors at the time of issuance, which could prevent a takeover attempt and thereby preclude shareholders from realizing a potential premium over the market value of their shares.

In addition, Delaware law does not prohibit a corporation from adopting a shareholder rights plan, or “poison pill,” which could prevent a takeover attempt and also preclude shareholders from realizing a potential premium over the market value of their shares.

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the Luxembourg official gazette (Mémorial C, Recueil des Sociétés et Associations or Recueil Électronique des Sociétés et Associations, as applicable), unless such period is extended, amended or renewed. Accordingly, the board of directors will be authorized to issue ordinary shares up to the limits of authorized capital until such date.

Inspection of Books and Records

Pursuant to the Luxembourg Company Law, the register of shareholders of a company is open to inspection, at the company’s registered office, by shareholders.

Each year, shareholders of Delimobil Holding have the right to inspect, at the Company’s registered office, eight days prior to the annual general meeting, among other things (i) the annual accounts and the lists of directors and of the supervisory auditors, (ii) the report of the supervisory auditors and board of directors and (iii) in case of amendments to the Company’s articles of association, the text of the proposed amendments and the draft of the resulting consolidating articles of association. Each shareholder shall be entitled to obtain free of charge, upon request and against evidence of his or her title, eight days before the general meeting, a copy of the annual accounts as well as the management report and the report of the supervisory auditors.

Under Delaware General Corporation Law, all shareholders of a corporation have the right, upon written demand, to inspect or obtain copies of the corporation’s share ledger and its other books and reports for any purpose reasonably related to such person’s interest as a shareholder.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

The Bank of New York Mellon, as depositary, will register and deliver American Depositary Shares, also referred to as ADSs. Each ADS will represent                  shares (or a right to receive                  shares) deposited with The Bank of New York Mellon, acting through an office located in the United Kingdom, as custodian for the depositary. Each ADS will also represent any other securities, cash or other property that may be held by the depositary. The deposited shares together with any other securities, cash or other property held by the depositary are referred to as the deposited securities. The depositary’s office at which the ADSs will be administered and its principal executive office are located at 240 Greenwich Street, New York, New York 10286.

You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having uncertificated ADSs registered in your name, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution that is a direct or indirect participant in The Depository Trust Company, also called DTC. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Registered holders of uncertificated ADSs will receive statements from the depositary confirming their holdings.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Luxembourg law governs shareholder rights. The depositary will be the holder of the shares underlying the ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary, ADS holders and all other persons indirectly or beneficially holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR. Directions on how to obtain copies of those documents are provided on page 253 of this prospectus.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay or distribute to ADS holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, upon payment or deduction of its fees and expenses. You will receive these distributions in proportion to the number of shares which the ADSs represent.

Cash

The depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. See “Tax Considerations.” The depositary will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some of the value of the distribution.

Shares

The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell shares which would require it to deliver a fraction of an ADS (or ADSs representing those shares) and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. The depositary may sell a portion of the distributed shares (or ADSs representing those shares) sufficient to pay its fees and expenses in connection with that distribution.

Rights to Purchase Additional Shares

If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may (i) exercise those rights on behalf of ADS holders, (ii) distribute those rights to ADS holders or (iii) sell those rights and distribute the net proceeds to ADS holders, in each case after deduction or upon payment of its fees and expenses. To the extent the depositary does not do any of those things, it will allow the rights to lapse. In that case, you will receive no value for them. The depositary will exercise or distribute rights only if we ask it to and provide satisfactory assurances to the depositary that it is legal to do so. If the depositary will exercise rights, it will purchase the securities to which the rights relate and distribute those securities or, in the case of shares, new ADSs representing the new shares, to subscribing ADS holders, but only if ADS holders have paid the exercise price to the depositary. U.S. securities laws may restrict the ability of the depositary to distribute rights or ADSs or other securities issued on exercise of rights to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

Other Distributions

The depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution. U.S. securities laws may restrict the ability of the depositary to distribute securities to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposits shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

How can ADS holders withdraw the deposited securities?

You may surrender the ADSs to the depositary for the purpose of withdrawal. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible. However, the depositary is not required to accept surrender of ADSs to the extent it would require delivery of a fraction of a deposited share or other security. The depositary may charge you a fee and its expenses for instructing the custodian regarding delivery of deposited securities.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Voting Rights

How do you vote?

ADS holders may instruct the depositary how to vote the number of deposited shares their ADSs represent. If we request the depositary to solicit your voting instructions (and we are not required to do so), the depositary will notify you of a shareholders’ meeting and send or make voting materials available to you. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary. The depositary will try, as far as practical, subject to the laws of Luxembourg and the provisions of our articles of association or similar documents, to vote or to have its agents vote the shares or other deposited securities as instructed by ADS holders. If we do not request the depositary to solicit your voting instructions, you can still send voting instructions, and, in that case, the depositary may try to vote as you instruct, but it is not required to do so.

Except by instructing the depositary as described above, you won’t be able to exercise voting rights unless you surrender the ADSs and withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares. In any event, the depositary will not exercise any discretion in voting deposited securities and it will only vote or attempt to vote as instructed.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise voting rights and there may be nothing you can do if your shares are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, we agree to give the depositary notice of any such meeting and details concerning the matters to be voted upon at least 30 days in advance of the meeting date.

Fees and Expenses

Persons depositing or withdrawing shares or ADS holders must pay:	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$0.05 (or less) per ADS	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders

$0.05 (or less) per ADS per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	Cable (including SWIFT) and facsimile transmissions (when expressly provided in the deposit agreement) Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes, if applicable	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

The depositary may convert currency itself or through any of its affiliates, or the custodian or we may convert currency and pay U.S. dollars to the depositary. Where the depositary converts currency itself or through any of its affiliates, the depositary acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained by it or its affiliate in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligation to act without negligence or bad faith. The methodology used to determine exchange rates used in currency conversions made by the depositary is available upon request. Where the custodian converts currency, the custodian has no obligation to obtain the most favorable rate that could be obtained at the time or to ensure that the method by which that rate will be determined will be the most favorable to ADS holders, and the depositary makes no representation that the rate is the most favorable rate and will not be liable for any direct or indirect losses associated with the rate. In certain instances, the depositary may receive dividends or other distributions from us in U.S. dollars that represent the proceeds of a conversion of foreign currency or translation from foreign currency at a rate that was obtained or determined by us and, in such cases, the depositary will not engage in, or be responsible for, any foreign currency transactions and neither it nor we make any representation that the rate obtained or determined by us is the most favorable rate and neither it nor we will be liable for any direct or indirect losses associated with the rate.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on the ADSs or on the deposited securities represented by any of the ADSs. The depositary may refuse to register any transfer of the ADSs or allow you to withdraw the deposited securities represented by the ADSs until those taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by the ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Tender and Exchange Offers; Redemption, Replacement or Cancellation of Deposited Securities

The depositary will not tender deposited securities in any voluntary tender or exchange offer unless instructed to do so by an ADS holder surrendering ADSs and subject to any conditions or procedures the depositary may establish.

If deposited securities are redeemed for cash in a transaction that is mandatory for the depositary as a holder of deposited securities, the depositary will call for surrender of a corresponding number of ADSs and distribute the net redemption money to the holders of called ADSs upon surrender of those ADSs.

If there is any change in the deposited securities such as a sub-division, combination or other reclassification, or any merger, consolidation, recapitalization or reorganization affecting the issuer of deposited securities in which the depositary receives new securities in exchange for or in lieu of the old deposited securities, the depositary will hold those replacement securities as deposited securities under the deposit agreement. However, if the depositary decides it would not be lawful and practical to hold the replacement securities because those securities could not be distributed to ADS holders or for any other reason, the depositary may instead sell the replacement securities and distribute the net proceeds upon surrender of the ADSs.

If there is a replacement of the deposited securities and the depositary will continue to hold the replacement securities, the depositary may distribute new ADSs representing the new deposited securities or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

If there are no deposited securities underlying ADSs, including if the deposited securities are cancelled, or if the deposited securities underlying ADSs have become apparently worthless, the depositary may call for surrender of those ADSs or cancel those ADSs upon notice to the ADS holders.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold the ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will initiate termination of the deposit agreement if we instruct it to do so. The depositary may initiate termination of the deposit agreement if

•	60 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment;

•

we delist the ADSs from an exchange in the United States on which they were listed and do not list the ADSs on another exchange in the United States or make arrangements for trading of ADSs on the U.S. over-the-counter market;

•	[the depositary has reason to believe the ADSs have become, or will become, ineligible for registration on Form F-6 under the Securities Act;]

•	we appear to be insolvent or enter insolvency proceedings;

•	all or substantially all the value of the deposited securities has been distributed either in cash or in the form of securities;

•	there are no deposited securities underlying the ADSs or the underlying deposited securities have become apparently worthless; or

•	there has been a replacement of deposited securities.

If the deposit agreement will terminate, the depositary will notify ADS holders at least 90 days before the termination date. At any time after the termination date, the depositary may sell the deposited securities. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, unsegregated and without liability for interest, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. Normally, the depositary will sell as soon as practicable after the termination date.

After the termination date and before the depositary sells, ADS holders can still surrender their ADSs and receive delivery of deposited securities, except that the depositary may refuse to accept a surrender for the purpose of withdrawing deposited securities or reverse previously accepted surrenders of that kind that have not settled if it would interfere with the selling process. The depositary may refuse to accept a surrender for the purpose of withdrawing sale proceeds until all the deposited securities have been sold. The depositary will continue to collect distributions on deposited securities, but, after the termination date, the depositary is not required to register any transfer of ADSs or distribute any dividends or other distributions on deposited securities to the ADSs holder (until they surrender their ADSs) or give any notices or perform any other duties under the deposit agreement except as described in this paragraph.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•

are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith, and the depositary will not be a fiduciary or have any fiduciary duty to holders of ADSs;

•

are not liable if we are or it is prevented or delayed by law or by events or circumstances beyond our or its ability to prevent or counteract with reasonable care or effort from performing our or its obligations under the deposit agreement;

•	are not liable if we or it exercises discretion permitted under the deposit agreement;

•

are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person;

•	may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person;

•	are not liable for the acts or omissions of any securities depository, clearing agency or settlement system; and

•

the depositary has no duty to make any determination or provide any information as to our tax status, or any liability for any tax consequences that may be incurred by ADS holders as a result of owning or holding ADSs or be liable for the inability or failure of an ADS holder to obtain the benefit of a foreign tax credit, reduced rate of withholding or refund of amounts withheld in respect of tax or any other tax benefit.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of ADSs, make a distribution on ADSs, or permit withdrawal of shares, the depositary may require:

•	payment of share transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Shares Underlying the ADSs

ADS holders have the right to cancel their ADSs and withdraw the underlying shares at any time except:

•

when temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our shares;

•	when you owe money to pay fees, taxes and similar charges; or

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the Direct Registration System, also referred to as DRS, and Profile Modification System, also referred to as Profile, will apply to the ADSs. DRS is a system administered by DTC that facilitates interchange between registered holding of uncertificated ADSs and holding of security entitlements in ADSs through DTC and a DTC participant. Profile is a feature of DRS that allows a DTC participant, claiming to act on behalf of a registered holder of uncertificated ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not determine whether the DTC participant that is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery as described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile system and in accordance with the deposit agreement will not constitute negligence or bad faith on the part of the depositary.

Shareholder communications; inspection of register of holders of ADSs

The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications or otherwise make those communications available to you if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

Jury Trial Waiver

The deposit agreement provides that, to the extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable case law.

You will not, by agreeing to the terms of the deposit agreement, be deemed to have waived our or the depositary’s compliance with U.S. federal securities laws or the rules and regulations promulgated thereunder.

SHARES AND AMERICAN DEPOSITARY SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our ordinary shares or for ADSs, and we cannot assure you that a significant public market for the ADSs will develop or be sustained after this offering. Future sales of substantial amounts of the ADSs in the public market could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of ordinary shares or ADSs will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our ordinary shares or ADSs in the public market after such restrictions lapse. This may adversely affect the prevailing market price of the ADSs and our ability to raise equity capital in the future.

Upon consummation of this offering, we will have             ordinary shares outstanding, including              ordinary shares represented by             ADSs. The ADSs will be available for sale in the public market after the expiration or waiver of the lock-up agreements described below, subject to limitations imposed by U.S. securities laws on resale by our “affiliates” as that term is defined in Rule 144 under the Securities Act as currently in effect, or Rule 144 under the Securities Act.

We expect that all of the ADSs and ordinary shares will be freely transferable without restriction or registration under the Securities Act, except for any ADSs or ordinary shares purchased by one of our existing affiliates. ADSs or ordinary shares purchased by our affiliates may not be resold except pursuant to an effective registration statement or an exemption from registration, including the safe harbor under Rule 144 under the Securities Act described below.

The remaining ordinary shares and ADSs are “restricted securities” as defined in Rule 144. We expect that substantially all of these restricted securities will be subject to the lock-up agreements described below. These ordinary shares or ADSs may be sold in the public market only if the sale is registered or pursuant to an exemption from registration, such as the safe harbor provided by Rule 144 and Rule 701 of the Securities Act.

Rule 144

In general, under Rule 144 under the Securities Act as currently in effect, or Rule 144, a person who has beneficially owned our ordinary shares that are restricted shares for at least six months would be entitled to sell such securities, provided that (1) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (2) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned our ordinary shares that are restricted shares for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three month period only a number of securities that does not exceed the greater of either of the following:

•	1% of the number of our ordinary shares then outstanding; or

•	the average weekly trading volume of our ordinary shares represented by ADSs on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144 to the extent applicable.

Rule 701

In general, under Rule 701 under the Securities Act, or Rule 701, any of our employees, board members, officers, consultants or advisors who purchases shares or ADSs from us in connection with a compensatory share or option plan or other written agreement before the effective date of this offering is entitled to resell such securities 90 days after the effective date of this offering in reliance on Rule 701, without having to comply with the holding period requirements or other restrictions contained in Rule 144.

The SEC has indicated that Rule 701 will apply to typical share options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described below, beginning 90 days after the date of this prospectus, may be sold by persons other than “affiliates,” as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by “affiliates” under Rule 144 without compliance with its one-year minimum holding period requirement.

Regulation S

Regulation S under the Securities Act, or Regulation S, provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

Registration rights

Upon completion of this offering, we and certain of our existing shareholders will enter into the Registration Rights Agreement. The Registration Rights Agreement will provide such shareholders certain registration rights relating to our ordinary shares held by them, subject to customary restrictions and exceptions. Registration of such registrable securities would result in registration of ADSs under the Securities Act and would result in these ADSs becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for ADSs purchased by affiliates. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

Lock-up Agreements

We, our executive officers, board members and holders of substantially all of our outstanding shares have agreed, subject to limited exceptions, not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the ADSs, ordinary shares or such other securities for a period of              days after the date of this prospectus, subject to certain exceptions, without the prior written consent of on behalf of the underwriters. These agreements are described below under the section captioned “Underwriting.”

The representatives have advised us that they have no present intent or arrangement to release any ADSs, ordinary shares or other securities subject to a lock-up with the underwriters and will consider the release of any lock-up on a case-by-case basis. Upon a request to release any ADSs, ordinary shares or other securities subject to a lock-up, the representatives would consider the particular circumstances surrounding the request, including, but not limited to, the length of time before the lock-up expires, the number of ADSs, ordinary shares or other securities requested to be released, reasons for the request, the possible impact on the market for ADSs and whether the holder of our ordinary shares requesting the release is an officer, director or other affiliate of ours.

TAX CONSIDERATIONS

The following is a summary of Luxembourg, U.S. federal and Russian income tax considerations with respect to the ownership and disposition of the ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase the ADSs. This summary is based upon the tax laws of Luxembourg and regulations thereunder, the tax laws of the United States and regulations thereunder and the tax laws of Russia and regulations thereunder as of the date hereof, all of which are subject to change.

Luxembourg Tax Considerations

Where in this overview English terms and expressions are used to refer to Luxembourg concepts, the meaning to be attributed to such terms and expressions shall be the meaning to be attributed to the equivalent Luxembourg concepts under Luxembourg tax law. A reference to Luxembourg income tax encompasses corporate income tax (impôt sur le revenu des collectivités), municipal business tax (impôt commercial communal), a solidarity surcharge (contribution au fonds pour l’emploi), as well as personal income tax (impôt sur le revenu). Corporate shareholders may be subject to net wealth tax (impôt sur la fortune) as well as other duties, levies or taxes. Corporate income tax, municipal business tax as well as the solidarity surcharge apply to most corporate taxpayers resident in Luxembourg for tax purposes. Individual taxpayers are generally subject to personal income tax and the solidarity surcharge. Under certain circumstances, where an individual taxpayer acts in the course of the management of a professional or business undertaking, municipal business tax may also apply.

This overview is based on current legislation, existing administrative and judicial interpretations thereof and practice in force in Luxembourg on the date of this prospectus, all of which are subject to change.

If there is a change in the legislation, the prevailing administrative or judicial interpretation thereof or in the practice, in each case including changes having retroactive effect, the information included herein will need to be re-assessed in light of any such changes. The Company or its advisors are under no obligation to update this prospectus for any such changes occurring after its date of issuance or to inform any person, of any changes of law, administrative or judicial interpretation thereof or practice or other matters coming to their knowledge and occurring after the date hereof, which may affect this prospectus in any respect. Neither the Company nor its advisors are liable for any loss which may arise as a result of current, or changes in, applicable tax laws, administrative or judicial interpretation thereof or practice.

Luxembourg corporate taxation—general framework

The Luxembourg taxation system is fully integrated in the framework of EU regulations on tax matters. EU Directive 2016/1164 of July 12, 2016 and EU Directive 2017/952 of May 29, 017 (collectively referred to as the “ATAD I & II”) have been implemented in Luxembourg through the law dated December 21, 2018 (the “ATAD 1 Law”) and 20 December 2019 (the “ATAD 2 Law”, the ATAD 1 Law and ATAD 2 Law being collectively referred to as the “ATAD Laws”).

The ATAD I & II are part of the anti-tax avoidance package presented by the European Commission in 2016, aiming at providing a minimum level of protection for the internal market and ensure a harmonized and coordinated approach in the EU to the implementation of some of the recommendations under the OECD base erosion and profit sharing (BEPS) project.

The measures introduced under the ATAD Laws are the following:

1.	Interest deduction limitation rules;

2.	General anti-abuse rule;

3.	Exit taxation rules;

4.	Controlled foreign company rules; and

5.	Anti-hybrid mismatch rules.

Luxembourg has also implemented EU Directives aiming at increasing the transparency and exchange of information on tax matters, such as EU Directive 2018/822 of May 25, 2018 regarding the mandatory automatic exchange of information in the field of taxation in relation to reportable cross-border arrangements (the so-called “DAC 6 Directive”).

In addition, Luxembourg’s taxation system relies on transfer pricing rules that closely follow the OECD’s recommendation in that regard.

Taxation of the Company—Income Tax

The net taxable profit of the Company is subject to Luxembourg corporate income tax and municipal business tax. Corporate income tax is levied at a rate of 17% in 2021, where the taxable income exceeds EUR 30,000 (plus a 7% thereof surcharge for the contribution to the employment fund). Municipal business tax is levied at a variable rate according to the municipality in which the company is located (6.75% in Luxembourg City). The 2021 aggregate corporate income tax and municipal business tax rate consequently amounts to 24.94% for companies established in Luxembourg City, with a taxable income exceeding EUR 30,000. The use of carried-forward losses realized as from fiscal year 2017 are time-restricted to 17 years. The carry back of tax losses is however prohibited.

Under the participation exemption regime (the “Participation Exemption Regime”), dividends and liquidation proceeds received by the Company are exempt from income tax if (i) the distributing company is a qualified subsidiary (a “Qualified Subsidiary”), and (ii) at the time the dividend becomes available to the Company, the latter has held or commits itself to hold for an uninterrupted period of at least twelve months, a qualified shareholding (a “Qualified Shareholding”).

A Qualified Subsidiary is, inter alia, (a) a company covered by Article 2 of the amended Directive 2011/96/EU of the Council of November 30, 2011 on the common system of taxation applicable in the case of parent companies and subsidiaries of different Member States, or the EU Parent-Subsidiary Directive, (b) a Luxembourg resident capital company, fully subject to tax, and (c) a non-resident capital company (société de capitaux) liable to a tax corresponding to Luxembourg corporate income tax. Based on Luxembourg Parliamentary preparatory work, an effective foreign corporate income tax rate of at least half of the Luxembourg corporate income tax, and levied under a set of rules similar to the ones applicable in Luxembourg is considered as corresponding to Luxembourg corporate income tax.

A Qualified Shareholding means shares representing a direct participation of at least 10% in the share capital of the Qualified Subsidiary or a direct participation in the Qualified Subsidiary having an acquisition price of at least EUR 1.2 million. The participation exemption may not apply to profit distributions by EU companies that (i) are tax deductible for the distributing EU resident entity or (ii) are made in the framework of an arrangement which, having been put in place with the (or one of the) main purpose(s) of obtaining a tax advantage defeating the objects and purposes of the EU Parent-Subsidiary Directive, is not genuine having regard to all its relevant facts and circumstances.

Participations held through a tax transparent entity are considered to be held directly and proportionally to the percentage held in the net assets of the transparent entity.

Insofar as a dividend from a Qualified Shareholding is Luxembourg tax exempt in a given fiscal year, is non-tax deductible up to the dividend amount (a) any expenses incurred during the same fiscal year, in economic relation with this exempt income (e.g., interest on debt financing the Qualified Shareholding, operating expenses, foreign withholding tax, write down), as well as (b) the potential write down on the Qualified Shareholding, recorded after the distribution of the tax exempt dividend. The amount of expenses exceeding the tax exempt dividend or expenses related to the qualifying participation and incurred in the absence of a dividend distribution are tax deductible but subject to recapture upon the disposal of the Qualified Shareholding at a gain (see below). If the Participation Exemption Regime does not apply, 50% of the gross amount of dividends received by the Company is exempt from income tax, under certain conditions.

Capital gains (determined as the positive difference between the price for which shares have been disposed of and their cost or book value) realized by the Company on shares are subject to income tax at ordinary rates, unless the conditions of the Participation Exemption Regime are satisfied: in that case, Qualified Shareholding means shares representing a direct participation of at least 10% in the share capital of the Qualified Subsidiary or a direct participation in the Qualified Subsidiary having an acquisition price of at least EUR 6 million. If the company realizing the Luxembourg tax-exempt capital gain incurred in previous fiscal year(s) tax deductible expenses in economic relation with a Qualified Shareholding (e.g., interest on debt financing the Qualified Shareholding, operating expenses, foreign withholding tax and write down), these expenses must be recaptured at the time of the sale of the participation, up to the amount of the gain. The capital gain will be subject to tax up to the amount of the expenses subject to recapture which have decreased the taxable basis of the company in any prior fiscal year, including the year of the sale. Carried forward tax losses can be deducted from the taxable basis of the Company, against these expenses so-recaptured (bearing in mind that tax losses may be carried forward during a period of maximum 17 years, as mentioned above).

In certain circumstances, a group of companies may benefit from the tax consolidation regime. This allows the group to combine or offset the respective taxable profit of each company in the group and to be taxed on the overall sum, as if they were a single taxpayer. This means that losses incurred by some consolidated companies are offset by the profits made by others. The tax consolidation regime is applicable for Luxembourg corporate income tax and municipal business tax.

Taxation of the Company—Net Wealth Tax

The Company is subject to annual Luxembourg net wealth tax at the rate of 0.5% (or at a rate of 0.05% for the portion of the net wealth exceeding EUR 500 million) on its net assets. The net wealth tax basis is the so called “unitary value” (valeur unitaire), determined at January 1, of each year as the difference between: (i) assets, valued in accordance with Luxembourg valuation rules and (ii) liabilities (excluding the equity of the Company (e.g., share capital, share premium, legal reserve, freely distributable reserve(s), capital surplus, etc.)). Under the participation exemption regime (described above), a Qualified Shareholding held in a Qualified Subsidiary by the Company is exempt; the minimum holding period requirement is not relevant for net wealth tax purposes. Debts funding a Qualified Shareholding are non-deductible for net wealth tax purposes, up to the amount of the Qualified Shareholding.

Even if the Company is not subject to the regular annual net wealth tax, it is subject to the annual minimum net wealth tax, or the Minimum Net Wealth Tax. The Minimum Net Wealth Tax amounts to EUR 4,815 in 2021, for Luxembourg collective entities where the total of the company’s financial fixed assets, receivables held against affiliated companies and companies in which they hold a shareholding, transferable securities, cash at bank, cash in postal checking accounts, checks, and cash in hand (i.e., assets booked under captions 23, 41, 50 and 51 of the Luxembourg Standard Chart of Accounts) exceed 90% of the total balance sheet and EUR 350,000. If the total balance sheet does not exceed EUR 350,000, the annual Minimum Net Wealth Tax will be limited to EUR 535.

All other companies that do not meet the aforementioned conditions are subject to the annual minimum NWT on the basis of their total balance sheet according to a progressive tax scale varying from EUR 535 to EUR 32,100. For companies subject to the regular annual net wealth tax, the annual liability will be the higher of the Minimum Net Wealth Tax and the annual Luxembourg net wealth tax.

The tax consolidation regime does not apply on the annual Luxembourg net wealth tax. Each group company therefore remains liable for the net wealth tax applicable to its own taxable wealth. The sum of the Minimum Net Wealth Tax in a tax consolidation is capped at EUR 32,100.

Taxation of the Company—Other Taxes

The issue of ADS against contributions in cash as well as amendments to the articles of association are currently subject to a EUR 75 fixed duty.

Taxation of the shareholders—Withholding Tax

Dividends (including deemed dividends) paid by the Company to its shareholders are, generally, subject to a 15% withholding tax in Luxembourg, if levied on the gross dividend amount, or 17.65% if levied on the net dividend amount put at the disposal of the beneficiary. A domestic withholding exemption may apply if, at the time the income is made available, (i) the receiving entity is an eligible parent that (ii) has held or commits itself to hold for an uninterrupted period of at least twelve months a participation of at least 10% of the share capital of the Company or a participation of an acquisition price of at least EUR 1.2 million. Eligible parents include, inter alia, (a) companies covered by Article 2 of the amended EU Parent-Subsidiary Directive and permanent establishments thereof, (b) companies resident in States having a double tax treaty with Luxembourg and subject to a tax corresponding to Luxembourg corporate income tax, and Luxembourg permanent establishment thereof, (c) capital companies (société de capitaux) or cooperative companies (société coopérative) resident in the European Economic Area other than an EU Member State and liable to a tax corresponding to Luxembourg corporate income tax, and Luxembourg permanent establishment thereof and (d) Swiss capital companies (société de capitaux) that are effectively subject to corporate income tax in Switzerland without benefiting from an exemption.

The exemption may not apply to profit distributions to EU companies that are made in the framework of an arrangement which, having been put in place with the (or one of the) main purpose(s) of obtaining a tax advantage defeating the objects and purposes of the EU Parent-Subsidiary Directive, is not genuine having regard to all its relevant facts and circumstances.

Capital gains and liquidation proceeds are not subject to a withholding tax.

The 15% withholding tax, if applicable, may be reduced pursuant to the provisions of the relevant double tax treaty, if any.

There is no withholding tax on ordinary arm’s length interest payments (except for interest on certain profit sharing bonds, hybrid instruments treated as equity and interest paid by thinly capitalized companies holding shares and interest paid to Luxembourg resident individuals as per the Law of December 23, 2005 (as amended)).

No withholding tax applies upon repayment of the principal of a loan (except for hybrid instruments treated as equity under certain circumstances).

Directors’ Fees—Withholding Tax

Directors’ fees (tantièmes) paid by a Luxembourg company to its directors in consideration for their executive positions (i.e., not within the context of an employment agreement for the day-to-day management) and related non-deductible VAT for Luxembourg tax purposes, are non-deductible for corporate income tax and municipal business tax purposes at the level of the Luxembourg company and are subject to withholding tax at a rate of 20% on the gross amount of such fees (25% on the net amount).

Taxation of Luxembourg Resident shareholders

Individual shareholders

Luxembourg resident individual shareholders, acting in the course of the management of either their private wealth or their professional / business activity, are subject to income tax at the progressive ordinary rate. A 50% exemption applies to the gross amount of dividends received by resident individuals from (i) a fully taxable Luxembourg resident capital company (société de capitaux), (ii) a capital company (société de capitaux) resident in a state having a double tax treaty in place with Luxembourg and subject to a tax corresponding to Luxembourg corporate income tax or (iii) a company resident in an EU Member State and covered by Article 2 of the EU Parent-Subsidiary Directive. A total lump-sum of EUR 1,500 (doubled for individual taxpayers who are jointly taxable) is also deductible from total investment income (dividends and interest) received during the tax year.

A tax credit is usually granted for the 15% withholding tax.

Capital gains realized on the disposal of the ADS by Luxembourg resident individual shareholders, acting in the course of the management of their private wealth, are not subject to income tax, unless said capital gains qualify either (i) as speculative gains or (ii) as gains on a substantial participation.

(i)

Capital gains are deemed to be speculative gains and are subject to income tax at miscellaneous income ordinary rates for resident individuals (with a top marginal rate of 45.78% for the year 2021) if the ADS are disposed of within six months post acquisition or if disposal precedes acquisition.

(ii)

A participation is deemed to be substantial where a resident shareholder holds, either alone or together with his spouse/partner and/or minor children, directly or indirectly at any time within the five years preceding the disposal, more than 10% of the share capital of the Company. Capital gains realized on a substantial participation more than six months after the acquisition thereof are subject to income tax as miscellaneous income according to the half-global rate method and may benefit from an allowance of up to EUR 50,000 granted for a ten-year period (doubled for individual taxpayers who are jointly taxable). Capital gains realized on the disposal of the ADS by resident individual shareholders, acting in the course of their professional / business activity, are subject to income tax at ordinary rates.

A disposal may include a sale, exchange, contribution or any other kind of alienation of the ADS. Taxable gains are determined as being the difference between the price for which the ADS have been disposed of and the lower of their cost or book value.

Corporate shareholders

Dividends and liquidation proceeds derived from, and capital gains realized on the ADS held by a Luxembourg fully taxable resident company are in principle subject to corporate income tax and municipal business tax, unless the conditions of the Participation Exemption Regime are satisfied. Should such conditions not be fulfilled, a 50% exemption of the dividends received by a Luxembourg fully taxable resident company still applies for corporate income tax and municipal business tax purposes, under certain circumstances.

A tax credit is usually granted for the 15% withholding tax, if any applicable.

Tax exempt shareholders

Certain shareholders, such as entities governed by (a) the law of June 15, 2004 on the investment company in risk capital (as amended), or (b) the law of May 11, 2007 on family estate management companies

(as amended) or (c) the law of February 13, 2007 on specialized investment funds (as amended), or (d) undertakings for collective investment subject to the law of December 17, 2010 (as amended) or (e) reserved alternative investment funds within the meaning of the law of July 23, 2016 (as amended) may be exempt on income derived from, and capital gains realized on, the ADS for Luxembourg income tax purposes.

Taxation of Luxembourg non-resident individual and corporate shareholders

Non-resident shareholders who have neither a permanent establishment nor a permanent representative/dependent agent in Luxembourg to which the ADS are allocable, are generally not liable for Luxembourg income tax on dividends received or on capital gains realized upon sale of ADS.

As an exception, capital gains realized (i) on a substantial participation (i.e., more than 10% in the share capital of the Company) within the first six months after the acquisition thereof and (ii) capital gains realized by a shareholder who was a Luxembourg resident for more than 15 years and has become a non-resident for less than five years prior to the realization of the capital gain, are subject to income tax in Luxembourg at ordinary rates (i.e., 18.19% for non-resident corporate shareholders in 2021 and at progressive rates for non-resident individual shareholders). Most double tax treaties in force prevent such capital gain taxation.

Dividends received from, and capital gains (determined as the difference between the price for which the ADS have been disposed of and the lower of their cost or book value) realized on, ADS held by a Luxembourg permanent establishment of a non-resident shareholder are subject to Luxembourg income tax, unless the conditions for the application of the Participation Exemption Regime are satisfied. In particular, a full exemption is available if cumulatively (i) the ADS are attributable to a qualified permanent establishment, or Qualified Permanent Establishment, and (ii) at the time the dividend is put at the disposal of the Qualified Permanent Establishment, it has held or commits itself to hold for an uninterrupted period of at least twelve months a Qualified Shareholding.

A Qualified Permanent Establishment means (a) a Luxembourg permanent establishment of a company covered by Article 2 of the EU Parent-Subsidiary Directive, (b) a Luxembourg permanent establishment of a capital company (société de capitaux) resident in a State having a tax treaty with Luxembourg and (c) a Luxembourg permanent establishment of a capital company (société de capitaux) or a cooperative company (société coopérative) resident in the European Economic Area other than an EU Member State.

Qualified Shareholding means shares representing a direct participation of at least 10% in the share capital of the Qualified Subsidiary or a direct participation in the Qualified Subsidiary having an acquisition price of at least EUR 1.2 million. If the Participation Exemption Regime does not apply, 50% of the gross amount of dividends received by a Luxembourg permanent establishment is exempt from income tax, under certain conditions.

A tax credit is further granted for the 15% withholding tax, if any.

Other Taxes—Net Wealth Tax

Corporate shareholders resident in Luxembourg are subject to annual net wealth tax, levied at a rate of 0.5% (or at a rate of 0.05% for the portion of the net wealth exceeding EUR 500 million) on its net assets, unless they are entities governed by (a) the law of December 17, 2010 on undertakings for collective investment (amending the law of December 20, 2002), (b) the law of March 22, 2004 on securitization (as amended), (c) the law of June 15, 2004 on the investment company in risk capital (as amended), (d) the law of May 11, 2007 on family estate management companies (as amended), (e) the law of July 13, 2005 on Luxembourg pension structures (as amended), (f) the law of February 13, 2007 on specialized investment funds (as amended) or (g) reserved alternative investment funds within the meaning of the law of July 23, 2016. However, please note that securitization companies governed by the law of March 22, 2004, investment companies in risk capital governed by the law of June 15, 2004, Luxembourg pension structures governed by the law of July 13, 2005 (SEPCAV or ASSEP) or reserved alternative investment funds governed by the law of July 23, 2016 that have elected to be treated as an investment company in risk capital governed by the law of June 15, 2004 (as amended) may be subject to Minimum Net Wealth Tax. A Qualified Shareholding held in a Qualified Subsidiary by the Company is exempt; the minimum holding period requirement is not relevant for net wealth tax purposes.

Non-resident corporate shareholders are only subject to net wealth tax in Luxembourg in respect of the ADS if such holding is effectively connected to a permanent establishment through which the holder carries on a business in Luxembourg.

Individuals are not subject to Luxembourg net wealth tax.

Inheritance and Gift Tax

Under Luxembourg inheritance and gift tax law, where an individual shareholder is a resident of Luxembourg at the time of his or her death, the ADS are included in his or her taxable basis for inheritance tax purposes. On the contrary, no inheritance tax is levied on the transfer of the ADS upon death of a shareholder in cases where the deceased was not a resident of Luxembourg for inheritance purposes.

Gift tax may be due on a gift or donation of the ADS, if the gift is embodied in a Luxembourg notarial deed or otherwise registered in Luxembourg, which is generally not required.

Other Taxes and Duties

The holding or disposal of the ADS is, in principle, not subject to a Luxembourg registration tax or stamp duty. A fixed or ad valorem registration duty may, however, apply upon voluntary registration of a document in relation to the ADS in Luxembourg or if such document is annexed to a document which is registrable with the Administration de l’Enregistrement des Domaines et de la TVA, for instance in case of notification by a bailiff, or if it is deposited with the official records of the notary (“déposé au rang des minutes d’un notaire”) or is attached to a notarial deed.

Where in this overview English terms and expressions are used to refer to Luxembourg concepts, the meaning to be attributed to such terms and expressions shall be the meaning to be attributed to the equivalent Luxembourg concepts under Luxembourg tax law. A reference to Luxembourg income tax encompasses corporate income tax (impôt sur le revenu des collectivités), municipal business tax (impôt commercial communal), a solidarity surcharge (contribution au fonds pour l’emploi), as well as personal income tax (impôt sur le revenu). Corporate shareholders may be subject to net wealth tax (impôt sur la fortune) as well as other duties, levies or taxes. Corporate income tax, municipal business tax as well as the solidarity surcharge apply to most corporate taxpayers resident in Luxembourg for tax purposes. Individual taxpayers are generally subject to personal income tax and the solidarity surcharge. Under certain circumstances, where an individual taxpayer acts in the course of the management of a professional or business undertaking, municipal business tax may also apply.

This overview is based on current legislation, existing administrative and judicial interpretations thereof and practice in force in Luxembourg on the date of this prospectus, all of which are subject to change.

If there is a change in the legislation, the prevailing administrative or judicial interpretation thereof or in the practice, in each case including changes having retroactive effect, the information included herein will need to be re-assessed in light of any such changes. The Company or its advisors are under no obligation to update this prospectus for any such changes occurring after its date of issuance or to inform any person, of any changes of law, administrative or judicial interpretation thereof or practice or other matters coming to their knowledge and occurring after the date hereof, which may affect this prospectus in any respect. Neither the Company nor its advisors are liable for any loss which may arise as a result of current, or changes in, applicable tax laws, administrative or judicial interpretation thereof or practice.

U.S. Federal Income Tax Considerations

The following is a summary of U.S. federal income tax considerations that are likely to be relevant to the ownership and disposition of our ordinary shares or ADSs by a U.S. Holder (as defined below).

This summary is based on provisions of the Internal Revenue Code of 1986, as amended, or the Code, and regulations, rulings and judicial interpretations thereof, in force as of the date hereof, and the Convention Between the Government of the Grand Duchy of Luxembourg and the Government of the United States of America for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital, in force as of December 20, 2000 (and as amended by any subsequent protocols, including the protocol in force as of September 9, 2019), or the Treaty. Those authorities may be changed at any time, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below.

This summary is not a comprehensive discussion of all of the tax considerations that may be relevant to a particular investor’s decision to purchase, hold, or dispose of ordinary shares or ADSs. In particular, this summary is directed only to U.S. Holders that hold ordinary shares or ADSs as capital assets and does not address particular tax consequences that may be applicable to U.S. Holders who may be subject to special tax rules, such as banks, brokers or dealers in securities or currencies, traders in securities electing to mark to market, financial institutions, life insurance companies, tax-exempt entities, regulated investment companies, entities or arrangements that are treated as partnerships for U.S. federal income tax purposes (or partners therein), holders that own or are treated as owning 10% or more of our stock by vote or value, persons holding ordinary shares or ADSs as part of a hedging or conversion transaction or a straddle, or persons whose functional currency is not the U.S. dollar. Moreover, this summary does not address state, local or foreign taxes, the U.S. federal estate and gift taxes, or the Medicare contribution tax applicable to net investment income of certain non-corporate U.S. Holders, or alternative minimum tax consequences of acquiring, holding or disposing of ordinary shares or ADSs.

For purposes of this summary, a “U.S. Holder” is a beneficial owner of ordinary shares or ADSs that is a citizen or resident of the United States or a U.S. domestic corporation, or that otherwise is subject to U.S. federal income taxation on a net income basis in respect of such ordinary shares or ADSs.

You should consult your tax advisors about the consequences of the acquisition, ownership, and disposition of the ordinary shares or ADSs, including the relevance to your particular situation of the considerations discussed below and any consequences arising under foreign, state, local or other tax laws.

ADSs

In general, if you are a U.S. Holder of ADSs, you will be treated, for U.S. federal income tax purposes, as the beneficial owner of the underlying ordinary shares that are represented by those ADSs. The remainder of this discussion assumes that a U.S. Holder of our ADSs will be treated in this manner. Accordingly, deposits or withdrawals of ordinary shares for ADSs will generally not be subject to U.S. federal income tax. References to “shares” below apply to both the ordinary shares and ADSs, unless the context indicates otherwise.

Taxation of Distributions

Subject to the discussion below under “—Passive Foreign Investment Company Status,” the gross amount of any distribution of cash or property with respect to our shares (including any amount withheld in respect of Luxembourg or Russian taxes) that is paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) will generally be includible in your taxable income as ordinary dividend income on the day on which you receive the dividend, in the case of ordinary shares, or the date the depositary receives the dividends, in the case of ADSs, and will not be eligible for the dividends-received deduction allowed to corporations under the Code.

We do not intend to maintain calculations of our earnings and profits in accordance with U.S. federal income tax principles. U.S. Holders therefore should expect that distributions generally will be treated as dividends for U.S. federal income tax purposes.

If you are a U.S. Holder, dividends paid in a currency other than U.S. dollars generally will be includible in your income in a U.S. dollar amount calculated by reference to the spot exchange rate in effect on the date of dividend distribution, in the case of ordinary shares, or the date the depositary receives the dividends, in the case of ADSs, regardless of whether the payment is in fact converted into U.S. dollars. If the amounts received are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the foreign currency equal to their U.S. dollar value on the date of receipt. Any gain or loss on a subsequent sale, conversion or other disposition of such non-U.S. currency by such U.S. Holder generally will be treated as ordinary income or loss and generally will be income or loss from sources within the United States.

Subject to certain exceptions for short-term positions, the U.S. dollar amount of dividends received by an individual with respect to the shares will be subject to taxation at a preferential rate if the dividends are “qualified dividends.” Dividends paid on the shares will be treated as qualified dividends if:

•

the shares are readily tradable on an established securities market in the United States or we are eligible for the benefits of a comprehensive tax treaty with the United States that the U.S. Treasury determines is satisfactory for purposes of this provision and that includes an exchange of information program; and

•	we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (a “PFIC”).

The ADSs will be listed on the NYSE, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. In addition, the U.S. Treasury has determined that the Treaty meets the requirements for reduced rates of taxation, and we believe we are eligible for the benefits of the Treaty. Based on our audited combined consolidated financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our prior taxable year. In addition, based on our audited combined consolidated financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our current taxable year or in the foreseeable future. U.S. Holders should consult their own tax advisors regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.

Because the shares are not themselves listed on a U.S. exchange, dividends received with respect to shares that are not represented by ADSs may not be treated as qualified dividends. U.S. Holders should consult their tax advisors regarding the potential availability of the reduced dividend tax rate in respect of shares.

Dividend distributions with respect to our shares generally will be treated as “passive category” income from sources outside the United States for purposes of determining a U.S. Holder’s U.S. foreign tax credit limitation. Subject to the limitations and conditions provided in the Code and the applicable U.S. Treasury Regulations, a U.S. Holder may be able to claim a foreign tax credit against its U.S. federal income tax liability in respect of any Luxembourg income taxes withheld at the appropriate rate applicable to the U.S. Holder from a dividend paid to such U.S. Holder. Alternatively, the U.S. Holder may deduct such Luxembourg income taxes from its U.S. federal taxable income, provided that the U.S. Holder elects to deduct rather than credit all foreign income taxes for the relevant taxable year. The rules with respect to foreign tax credits are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Taxation of Dispositions of Shares

Subject to the discussion below under “—Passive Foreign Investment Company Status,” upon a sale, exchange or other taxable disposition of the shares, U.S. Holders will realize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the disposition and the U.S. Holder’s adjusted tax basis in the shares. Such gain or loss will be capital gain or loss, and will generally be long-term capital gain or loss if the shares have been held for more than one year. Long-term capital gain realized by a U.S. Holder that is an individual generally is subject to taxation at a preferential rate. The deductibility of capital losses is subject to limitations.

Gain, if any, realized by a U.S. Holder on the sale or other disposition of the shares generally will be treated as U.S. source income for U.S. foreign tax credit purposes. U.S. Holders should consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Status

A non-U.S. corporation, such as the Company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income (the “income test”) or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”). Passive income generally includes dividends, interest, rents, royalties and gains from the disposition of passive assets. Passive assets are those which give rise to passive income, and include assets held for investment, as well as cash, assets readily convertible into cash, and (subject to certain exceptions) working capital. The company’s goodwill and other unbooked intangibles are taken into account and may be classified as active or passive depending upon the relative amounts of income generated by the company in each category. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

Based on our anticipated market capitalization and the current composition of our income, assets and operations, we believe we were not a PFIC for U.S. federal income tax purposes for our most recent taxable year and do not expect to be a PFIC for the current taxable year or for foreseeable future years. PFIC status is a factual determination, however, and must be made annually after the close of each taxable year. Moreover, the value of our assets for purposes of the PFIC determination will generally be determined by reference to the public price of the shares, which could fluctuate significantly. Therefore, there can be no assurance that we will not be classified as a PFIC for the current taxable year or for future years. If we are a PFIC for any taxable year during which a U.S. Holder holds the shares, such U.S. Holder will be subject to special tax rules with respect to any “excess distribution” that such U.S. Holder receives and any gain such U.S. Holder realizes from a sale or other disposition (including a pledge) of the shares, unless such U.S. Holder makes a “mark-to-market” election as discussed below. Distributions received by a U.S. Holder on shares in a taxable year that exceed 125% of the average annual distributions on the shares received in the three preceding taxable years or such U.S. Holder’s holding period for the shares, whichever is shorter, will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated pro rata over the U.S. Holder’s holding period for the shares;

•

amounts allocated to the current taxable year and any taxable year in such U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (a “pre-PFIC year”) will be taxable as ordinary income; and

•

amounts allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to such U.S. Holder for that year, and such amounts will be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to such years.

If we are a PFIC for any taxable year during which a U.S. Holder holds the shares and any of our non-U.S. subsidiaries are also PFICs, such U.S. Holder will be treated as owning a proportionate amount (by value) of the shares of each such non-U.S. subsidiary classified as a PFIC for purposes of the application of these rules.

Certain elections may be available that would result in alternative treatments, such as an election to mark our shares to market or an election to treat us as a “qualified electing fund” or “QEF.” Each U.S. Holder should consult its tax adviser as to whether a mark-to-market election is available or advisable with respect to the shares. A mark-to-market election cannot be made, however, for any lower-tier PFICs that we may own. Accordingly, in the event that, contrary to our expectations, we are treated as a PFIC and also own an equity interest in an entity that is treated as a PFIC, a U.S. Holder may continue to be subject to the default PFIC rules described above with respect to such U.S. Holder’s indirect interest in such lower-tier PFIC. We do not intend to provide the information that would be necessary to enable and maintain a QEF election. If we are considered a PFIC, a U.S. Holder also will be subject to annual information reporting requirements.

If we are a PFIC for any taxable year that a U.S. Holder holds shares, we will continue to be treated as a PFIC with respect to such U.S. Holder’s investment unless (i) we cease to be a PFIC and (ii) the U.S. Holder has made a “deemed sale” election under the PFIC rules.

U.S. Holders should consult their tax advisers about the potential application of the PFIC rules to an investment in the shares.

Foreign Financial Asset Reporting

Individual U.S. Holders that own “specified foreign financial assets” with an aggregate value in excess of U.S.$50,000 on the last day of the taxable year or U.S.$75,000 at any time during the taxable year are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. U.S. Holders who fail to report the required information could be subject to substantial penalties. In addition, the statute of limitations for assessment of tax would be suspended, in whole or part. Prospective investors are encouraged to consult with their own tax advisors regarding the possible application of these rules, including the application of the rules to their particular circumstances.

Backup Withholding and Information Reporting

Dividends paid on, and proceeds from the sale or other disposition of, the shares to a U.S. Holder generally may be subject to the information reporting requirements of the Code and may be subject to backup withholding unless the U.S. Holder provides an accurate taxpayer identification number and makes any other required certification or otherwise establishes an exemption. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a refund or credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the U.S. Internal Revenue Service in a timely manner.

A holder that is not a U.S. Holder may be required to comply with certification and identification procedures in order to establish its exemption from information reporting and backup withholding.

Russian Tax Considerations

General

The following is an overview of Russian tax considerations relevant to the purchase, ownership and disposal of the ADSs. This overview is based on the laws of the Russian Federation in effect on the date of this prospectus, which are subject to change (possibly with retrospective effect). This overview does not seek to address the applicability of, or procedures in relation to, taxes levied by regions, municipalities or other non-federal level authorities of Russia, nor does it seek to address the availability of DTT relief in case of income payable on the ADSs, or practical difficulties with respect to claiming such DTT relief.

Prospective investors should consult their own tax advisers regarding the tax consequences of investing in the ADSs in their own particular circumstances. No representation with respect to the Russian tax consequences of investing in, owning or disposing of the ADSs for any particular Holder is made hereby.

Many aspects of Russian tax laws are subject to significant uncertainty and a lack of interpretive guidance, resulting in the inconsistent interpretation and application of such laws. Further, provisions of the Russian Tax Code applicable to financial instruments and the interpretation and application of those provisions by the Russian tax authorities may be subject to more rapid and unpredictable changes (possibly with retrospective effect) and inconsistent interpretation in comparison to jurisdictions with better developed capital markets or taxation systems. In particular, the interpretation and application of such provisions will in practice, rest substantially with local tax inspectorates and relevant interpretations may continually change. The interpretations from different tax inspectorates may be inconsistent or contradictory, and may result in the imposition of conditions, requirements or restrictions that are not explicitly stated in the Russian Tax Code. Similarly, in the absence of binding precedents, court rulings on tax or other related matters relating to the same or similar facts and circumstances under different Russian courts, may also be inconsistent or contradictory.

For the purposes of this overview, the term “Russian Resident Holder” means:

(i)	a Holder which is a legal entity or an organization and is:

a)	a Russian legal entity;

b)

a foreign legal entity or organization treated as a Russian tax resident based on Russian domestic law (if Russia is treated as the place of management of such legal entity or organization as determined in the Russian Tax Code unless otherwise envisaged by an applicable double tax treaty);

c)	a foreign legal entity or organization treated as a Russian tax resident based on the provisions of an applicable double tax treaty (for the purposes of application of such double tax treaty); or

d)	a foreign legal entity or organization which holds and/or disposes of the ADSs through its permanent establishment in Russia (a “Russian Resident Holder—Legal Entity”), or

(ii)	a Holder who is an individual and is actually present in Russia for a total of 183 calendar days or more in any period comprised of 12 consecutive months (a “Russian Resident Holder—Individual”).

Residence in Russia is not considered interrupted if an individual departs for short periods (less than six months) from the Russia for medical treatment, educational purposes, employment, or other duties related to the performance of services on offshore hydrocarbon fields. The interpretation of this definition by the Russian Ministry of Finance states that, for tax withholding purposes, an individual’s tax residence status should be determined on the date of the payment (based on the number of days in Russia in the 12-month period preceding the date of the payment). An individual’s final tax liability in Russia for any reporting calendar year should be determined based on the number of days spent in Russia in such calendar year.

For the purposes of this overview, the term “Non-Resident Holder” means any Holder (including any individual (a “Non-Resident Holder—Individual”) and any legal entity or an organization (a “Non-Resident Holder—Legal Entity”) that does not qualify as a Russian Resident Holder.

Holders of the ADSs should seek professional advice on their tax status in Russia.

Taxation of the Acquisition of the ADSs

The acquisition of the ADSs by a Russian Resident Holder—Legal Entity or a Non-Resident Holder—Legal Entity should not constitute a taxable event under Russian tax law. Consequently, the acquisition of the ADSs should not trigger any Russian tax implications for a Russian Resident Holder—Legal Entity or a Non-Resident Holder—Legal Entity.

In certain circumstances, acquisition of the ADSs by a Russian Resident Holder—Individual may constitute a taxable event for Russian personal income tax purposes. In particular, if the acquisition price of the ADSs is below fair market value (calculated under a specific procedure for the determination of the market price of securities for Russian personal income tax purposes), this may constitute a taxable event pursuant to the provisions of the Russian Tax Code relating to material benefit (imputed income) received by individuals as a result of acquiring securities. The difference may be subject to the Russian personal income tax for a Russian Resident Holder—Individual at progressive scale of rates (13% and 15% depending on the total annual income of the individual).

The income tax of a Non-Resident Holder—Individual will depend on whether the income is characterized as received from a Russian or non-Russian source. Although the Russian Tax Code does not contain any provisions as to how the source of a material benefit should be determined, in practice the Russian tax authorities may treat the income as Russian source income if the ADSs are purchased “in the Russian Federation”. In the absence of additional guidance as to what may be considered a purchase of securities in Russia, the Russian tax authorities may apply various criteria, including the jurisdiction of the acquisition transaction, the location of the seller, territory of service (if the discount from the fair market value is a form of remuneration), or other similar criteria. In such case, if the acquisition price of the ADSs is below fair market value, a Non-Resident Holder—Individual could be subject to Russian personal income tax at a rate of 30% on an amount equal to the difference between the fair market value (calculated under the Russian Tax Code) and the purchase price of the ADSs.

Subject to any available relief under an applicable DTT, Russian personal income tax from such income may be withheld at the source of payment or, if the tax is not withheld, a Non-Resident Holder—Individual may be required to declare his or her income in Russia by filing a tax return and paying the tax on a self-assessment basis or based on a tax assessment received from the Russian tax authorities.

In certain circumstances, a Russian Resident Holder—Legal Entity acquiring the ADSs must fulfil the responsibilities of a tax agent (i.e., a legal entity resident in Russia for tax purposes, which pays taxable Russian source income to a non-resident legal person, organization or non-resident individual and is responsible for withholding Russian tax) with respect to withholding tax from the sales proceeds for the ADSs to be transferred to a Non-Resident Holder disposing of the ADSs. Holders of the ADSs should consult their own tax advisers with respect to the tax consequences of acquiring the ADSs.

Taxation of Dividends

The following sections summarize the taxation of dividends paid by us in respect of the ADSs.

Russian Resident Holders

The Payment of dividends from the Company to a Russian Resident Holder (either an individual or a legal entity other than a legal entity or organization not organized under Russian law that holds the ADSs through a permanent establishment in Russia), should generally be subject to tax in Russia, and such tax should not exceed 13% of the gross dividend amount payable to each Russian Resident Holder (for Russian Resident Holders—Individuals the tax should generally not exceed 15% of the gross dividend amount). The Holder should bear in mind that tax is calculated in Russian rubles, therefore exchange rate fluctuation may affect the effective tax rate.

If the Company distributes to its shareholders dividends from the dividend income received from its Russian subsidiary, a Russian Resident Holder has the right to take a credit of the relevant portion of Russian corporate profits tax withheld at source in Russia subject to meeting certain conditions and reporting requirements. In particular, this tax credit mechanism is available if the following conditions are met:

•	The Russian Resident Holder received dividends under the Company’s ADS within 180 days upon payment by the Company’ Russian subsidiary of dividends to the Company; and

•

The amount of dividends received by the Company from its Russian subsidiary in a portion corresponding to the Russian Resident Holder’s participation interest in the Company is not less than the amount of dividends paid by the Company to the Russian Resident Holder under its ADS (gross of Russian profits tax withheld at source of payment).

If the above mentioned conditions are met and the Russian Resident Holder makes use of the credit mechanism described below, the Russian Resident Holder must include in their Russian tax return the amount of dividends paid by the Russian subsidiary to the Company in the portion equal to their indirect participation interest in the Russian subsidiary and attach the following documents:

•	A confirmation of the Russian Resident Holder’s indirect participation interest in the Russian subsidiary and confirmation of the ownership chain underlying this indirect participation interest;

•	Copies of payment documents and decisions about the payment of dividends under the ADS.

If the above conditions and reporting requirements are met, the amount of dividends received by the Russian Resident Holder under the ADS is exempt from Russian personal income tax. The amount of dividends paid by the Russian subsidiary to the Company in a portion equal to the Russian Resident Holder’s indirect participation interest in the Russian subsidiary, is recognized as the Russian Resident Holder’s taxable income. The amount of Russian profit tax withheld from the dividend income paid by the Russian subsidiary to the Company in a portion equal to the Russian Resident Holder’s indirect participation interest in the Russian subsidiary is deductible from Russian personal income tax assessed on the amount of dividend income included in the Russian Resident Holder’s Russian tax return.

A Russian Resident Holder should consult their own tax advisers with respect to this credit mechanism with regard to the dividend income under the ADS.

The Payment of dividends by the Company to a Holder that is a legal entity or organization not organized under Russian law that holds the ADSs through a permanent establishment in Russia should generally be subject to Russian withholding tax at a rate of 15%. A Holder that is a legal entity or organization not organized under Russian law that holds the ADSs through a permanent establishment in Russia is entitled to pay this tax to the Russian budget on its own behalf. Russian Resident Holders should consult their own tax advisers with respect to the tax consequences of the receipt of dividend income in respect of the ADSs.

Non-Resident Holders

A Non Resident Holder, which is either an individual or a legal entity, other than a legal entity or organization not organized under Russian law that holds the ADSs through a permanent establishment in Russia, should not be subject to any Russian taxes in respect of dividend paid under the ADSs. Non-Resident Holders should consult their own tax advisers with respect to the tax consequences of the receipt of dividend income in respect of the ADSs.

Taxation of Capital Gains

The following sections summarize the taxation of capital gains in respect of a disposal of the ADSs.

Russian Resident Holders

A Russian Resident Holder—Legal Entity should, prima facie, be subject to Russian profit tax at a rate of up to 20% on the capital gains realized on a disposal of the ADSs. The applicable Russian profit tax rate could be reduced to zero provided that (a) at the date of sale (or other disposal) of the ADSs, the ADSs continuously belonged to the Russian Resident Holder—Legal Entity on the basis of legal ownership or other proprietary right for more than five years, and (b) no more than 50% of the asset base of the Company directly or indirectly consists of immovable property located in Russia. There is no assurance that the discussed tax exemption will apply to ADSs.

Generally, Russian Resident Holders—Legal Entities are required to submit Russian profit tax returns, assess and pay tax on capital gains. The taxable capital gain from disposal of the ADSs is generally determined as the gross proceeds from the disposal of the ADSs minus the cost of acquisition of such ADSs and expenses incurred by such Russian Resident Holder in relation to the acquisition, holding and sale of the ADSs (provided that the cost of acquisition of the ADSs and the other expenses can be confirmed by appropriate primary documents).

Russian Resident Holders—Legal Entities should consult their own tax advisers with respect to the tax consequences of gains derived from a disposal of the ADSs.

A Russian Resident Holder—Individual should generally be subject to personal income tax at the progressive scale of rates (13% from individual’s total annual income up to RUB 5 million and 15% from total annual income over RUB 5 million) on the gross proceeds from a disposal of the ADSs less any available deductions (including the cost of acquisition of the ADSs, expenses incurred by such Russian Resident Holder in relation to the acquisition, holding and sale of the ADSs (provided that the cost of acquisition of the ADSs and the other expenses can be confirmed by appropriate primary documents) and material benefit resulted from the acquisition of the ADSs provided that Russian personal income tax was paid from such material benefit). Tax reliefs may apply depending on the circumstances. Please consult with a professional tax advisor on this matter.

If such income is paid to a Russian Resident Holder—Individual by a tax agent, the applicable Russian personal income tax should be withheld at source by such tax agent (including a licensed broker or an asset manager who carries out operations on behalf of the Russian Resident Holder—Individual under an asset management agreement, a brokerage service agreement, an agency agreement or a commission agreement or a Russian legal entity or an individual entrepreneur making payments to the Russian Resident Holder—Individual under relevant sell-purchase or share exchange agreement). If the Russian personal income tax has not been withheld due to the fact that the buyer was not a tax agent for Russian personal income tax purposes, a Russian Resident Holder—Individual is required to submit an annual personal income tax return, assess and personally pay the tax.

Russian Resident Holders—Individuals should consult their own tax advisers with respect to the tax consequences of gains derived from a disposal of the ADSs.

Non-Resident Holders

A Non-Resident Holder—Legal Entity generally should not be subject to any Russian taxes on the capital gains realized on a disposal of the ADSs.

The proceeds of a Non-Resident Holder—Legal Entity from a sale (or other disposal) of the ADSs could be subject to Russian withholding tax if (a) the ADSs are not qualified as securities traded on an organized securities market as defined in the Russian Tax Code, and (b) more than 50% of the asset base of the Company directly or indirectly consists of immovable property located in Russia. In such case, the gross proceeds of such disposal minus any available deductions (including, but not limited to, the purchase price of the ADSs and associated transaction costs) may be subject to withholding income tax in Russia at a rate of 20%. The withholding tax rate is subject to any available DTT relief. In order to enjoy the benefits of an applicable DTT, the Non-Resident Holder—Legal Entity is required to present documentary evidence to the tax agent prior to making any payments to confirm the applicability of the DTT under which benefits are being claimed, including a confirmation that such Non-Resident Holder—Legal Entity is the beneficial owner of the relevant income or proceeds. A Non-Resident Holder—Legal Entity that disposes of the ADSs through a permanent establishment in Russia is entitled to pay this tax to the Russian budget on its own behalf (that is, without the withholding of tax). In such case, the Non-Resident Holder—Legal Entity must provide the tax agent with documentary evidence confirming the fact that the income from the disposal of the ADSs is attributable to a permanent establishment of the Non-Resident Holder—Legal Entity in Russia. This evidence must include a notarized copy of the form confirming the registration of the Holder with the Russian tax authorities.

Non-Resident Holders—Legal Entities should consult their own tax advisers with respect to the possibility of being subject to Russian taxes on the capital gains realized on a disposal of the ADSs.

A Non-Resident Holder—Individual generally should not be subject to any Russian taxes on the proceeds from a disposal of the ADSs outside Russia, provided the proceeds of such disposal of the ADSs are not received from a source within Russia. According to an opinion of the Russian Ministry of Finance such proceeds shall be treated as income received from a source within Russia if the depository or registry, which keep records about transactions resulting in the transfer of ownership of shares, is located in Russia. In the absence of any additional guidance as to what should be considered as a source within Russia, the Russian tax authorities may apply various criteria in order to determine the source of the sale (or other disposal) of the ADSs, including the jurisdiction of the transaction, the location or tax residency of the buyer, the location of the register where the transfer of title to the ADSs takes place, or other similar criteria. If proceeds from the disposal of the ADSs are treated as received from a Russian source, a Non-Resident Holder—Individual will generally be subject to Russian personal income tax at a rate of 30% (which could be reduced to zero if certain criteria are met as discussed above for a Resident Holder—Individual) in respect of the gross proceeds from such sale, redemption or other disposal less any available deduction of expenses incurred by the Holder (which includes the purchase price of the ADSs) subject to any available double tax treaty relief and the discussion above in “—Taxation of the Acquisition of the ADSs.” If the sale (or other disposal) of the ADSs is made by a Non-Resident Holder—Individual through a Russian tax agent, Russian personal income tax should be withheld at source by such tax agent (including a licensed broker or an asset manager which carries out operations on behalf of the Non-Resident Holder—Individual under an asset management agreement, a brokerage service agreement, an agency agreement or a commission agreement). If the ADSs are not sold through a Russian tax agent, generally no Russian personal income tax should be withheld at source.

If a Non-Resident Holder—Individual does not obtain DTT relief at the time the proceeds from the disposal of the ADSs are paid to such Non-Resident Holder—Individual, and income tax is withheld by the Russian payer of such income, the Non-Resident Holder—Individual may apply for a refund within three years from the end of the tax period during which the tax was withheld, as discussed below. However, no assurance could be given that any available DTT relief (or the refund of any taxes withheld) will be available for a Non-Resident Holder—Individual.

Non-Resident Holders—Individuals should consult their own tax advisers with respect to the tax consequences of the receipt of proceeds from a disposal of the ADSs and the possibilities of benefiting from any double tax treaty relief to obtain the refund of any taxes withheld.

Tax Treaty Procedures and Refund of Tax Withheld

Advance Relief

Russia has concluded DTTs with a number of countries. These DTTs may contain provisions that allow for the reduction or elimination of Russian withholding taxes with respect to income or proceeds received by Non-Resident Holders from a source within Russia, which would include income or proceeds from the sale, redemption or other disposal of the ADSs. To the extent DTT relief is available and the Russian Tax Code requirements are met (i.e., the “beneficial ownership” concept and the concept of “tax residency”), a non-resident holder must comply with the information, documentation and reporting requirements which are then in force in the Russia to obtain such relief.

The concept of “beneficial ownership” was introduced into the Russian Tax Code as of January 1, 2015 as a part of the de-offshorization rules. In accordance with this concept, if a person serves as an intermediary and has an obligation to transfer part or all of the income received from the company to a third party (i.e., a person that is not able to act independently with respect to the use and disposition of the received income), such person may not be treated as the beneficial owner of income. The result of the denial of beneficial ownership would be the denial of tax treaty benefits (such as the reduced tax on dividends). Although the “beneficial ownership” concept as currently defined in the Russian Tax Code is in line with the relevant internationally known rules, the application of this concept in the Russian administrative and court practice currently shows rather broad and conflicting interpretations. Given the current conflicting interpretation of the “beneficial ownership” concept, the application of this concept may lead to excessive taxation of our retained earnings on their distribution.

A Non-Resident Holder—Legal Entity which is the beneficial owner of income or proceeds for the purposes of an applicable DTT and the Russian Tax Code must provide the payer of the income or proceeds with a certificate of tax residence issued by the competent tax authority of the relevant treaty country in advance of payment of such income or proceeds in order to obtain relief from Russian withholding taxes under a DTT. This certificate should confirm that the respective Non-Resident Holder—Legal Entity is a tax resident of the relevant double tax treaty country in the particular calendar year during which the income or proceeds is paid. This certificate must be apostilled or legalized and must be renewed on an annual basis.

A notarized Russian translation of the certificate may be required. However, in practice, the payer of the income or proceeds may request additional documents confirming the eligibility of a Non-Resident Holder—Legal Entity for the benefits of the DTT. In addition, in order to enjoy benefits under an applicable double tax treaty, the person claiming such benefits must be the beneficial owner of the relevant income or proceeds according to the requirements of the Russian Tax Code. In addition to a certificate of tax residency the Russian Tax Code obliges a Non-Resident Holder—Legal Entity to provide the tax agent with a confirmation that it is the beneficial owner of the relevant income or proceeds in advance of the payment of such income or proceeds. As of the date of this Prospectus, there has been no guidance on the form of such confirmation and it is at the moment unclear how these measures will be applied in practice. Due to, inter alia, the introduction of these changes, there can be no assurance that treaty relief at source will be available in practice for non-resident holders, which are either legal entities or individuals.

Currently, in order to obtain a full or partial exemption from taxation in Russia under an applicable DTT at source, a Non-Resident Holder—Individual must confirm to a tax agent that he or she is a tax resident of a relevant foreign jurisdiction having a DTT with Russia by providing the tax agent with (i) a passport of the foreign resident, or (ii) another document envisaged by an applicable federal law or recognized as a personal identity document of the foreign resident in accordance with an international treaty and (iii) if such passport or document does not confirm the individual’s tax resident status in such foreign country, upon request of the tax agent, an official confirmation issued by the competent authorities evidencing his or her status as a tax resident of the respective country. A notarized Russian translation of such official confirmation is required. The above provisions are intended to provide a tax agent with the opportunity of applying reduced withholding tax rates or exemptions under an applicable double tax treaty at source.

The treaty relief procedure as described above does not apply if dividends are paid in respect of the ADSs which are registered in special accounts (i.e., foreign nominal holder deposit account, foreign authorized holder deposit account or foreign depositary receipt program deposit account) opened with a Russian custodian.

In this case, a foreign nominal holder of the above accounts should present tax-related information on an aggregate basis to a Russian custodian acting as the tax agent (the format and the deadlines are established by the Russian Tax Code). Subject to receipt of such information, the Russian custodian can apply Russian withholding tax at the tax rate in the Tax Code, or as determined by a relevant DTT but not applying any reduced tax rate which is subject to special conditions (percentage of shareholding, threshold of investments to the capital of a Russian legal entity or a holding period) under the relevant double tax treaty (a reduced tax rate that is subject to conditions can only be obtained through a tax refund). However, there can be no assurance that tax relief at source will be available in practice for the holders with respect to dividends paid on the ADSs, which are held in certain types of accounts with Russian custodians.

Non-Resident Holders and Russian Resident Holders should consult their own tax advisers with respect to the applicability of tax relief under a double tax treaty and the relevant procedures required in Russia to claim such relief.

Refund of Tax Withheld

For a Non-Resident Holder—Legal Entity for which double tax treaty relief is available, if Russian income tax was withheld at the source on a payment at a rate which is higher than the applicable rate established by a relevant double tax treaty, a claim for refund of such tax is possible within three years from the end of the tax period during which the tax was withheld.

To reclaim the tax, the following documents must be submitted to the Russian tax authorities by the Non-Resident Holder—Legal Entity:

•	An application for a refund of the withheld tax (the form of such application is established by the Order of the Ministry of the Russian Federation for Taxes and Levies);

•	Confirmation of residence of the income recipient; and

•

Copies of the relevant contracts or other documents based upon which the income was paid, as well as payment documents confirming the payment of the tax that was withheld and paid to the appropriate Russian authorities.

For a Non-Resident Holder—Individual for whom DTT relief is available, if Russian income tax was withheld by the source of a payment at a rate higher than the applicable rate established by a relevant DTT, a refund of such tax may be filed with the tax agent generally within three years from the end of the tax period during which the tax was withheld. In the absence of a tax agent who withheld the Russian personal income tax, such an application for a refund may be filed with the Russian tax authorities within three years from the end of the tax period during which the tax was withheld if it is accompanied by a Russian tax return, a tax residency certificate and documentation proving the tax was withheld and paid to the Russian authorities. To obtain a refund, documentation confirming the right of the recipient of the income to double tax treaty relief is required.

Certain additional documentation requirements were introduced into the Russian Tax Code in order to claim a refund of excess withholding tax. In particular, to process a claim for a refund of such excess withholding tax the Russian tax authorities additionally require a number of documents, including: a document confirming that the applicant exercised his other rights under the Russian securities; a document confirming the amount of income paid in respect of the Russian securities; information about the custodian (custodians) that transferred dividend to the foreign company (the holder of the relevant account with the Russian custodian); and a document confirming that the applicant satisfies any additional conditions under the Russian Tax Code or the relevant DTT for application of the reduced tax rate (if applicable). Beginning January 1, 2021, a refund of the excess withholding tax should be made to the taxpayer’s Russian bank account or to the bank account of a foreign nominee holder, a foreign authorized holder and (or) the person to whom the custodian account of depositary program is opened, if income to the taxpayer was paid via such persons.

The Russian tax authorities may, in practice, require a wide variety of documentation confirming the right to benefits under a DTT or the right to receive a zero tax rate under Russian domestic tax law. Such documentation, in practice, may not be explicitly required by the Russian Tax Code and in particular could include documents confirming the eligibility of the holder claiming a refund of tax to be treated as the “beneficial owner” of such dividend under the Russian Tax Code. Obtaining a refund of Russian tax withheld may be a time-consuming process and involve considerable difficulties.

The treaty relief and refund procedures with respect to a dividend paid to special accounts, as discussed above, are ambiguous, and may be subject to different interpretation by the Russian tax authorities.

Stamp Duties

No Russian stamp duty should be payable by the Holders upon any of the transactions with the ADSs discussed in this section of the Prospectus (e.g., on a purchase or sale of the ADSs), except for transactions involving the receipt of the ADSs by way of inheritance.

UNDERWRITING

BofA Securities, Inc., Citigroup Global Markets Inc. and VTB Capital plc are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of ADSs set forth opposite its name below.

Underwriter	Number of ADSs
BofA Securities, Inc.
Citigroup Global Markets Inc.
VTB Capital plc
Renaissance Securities (Cyprus) Limited
Sberbank CIB (UK) Limited

Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the ADSs sold under the underwriting agreement if any of these ADSs are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

All sales of the ADSs in the United States will be made by U.S. registered broker-dealers. VTB Capital plc is not an SEC-registered broker-dealer or a FINRA member. However, VTB Capital plc has engaged Xtellus Capital Partners Inc. (“Xtellus”), a broker-dealer registered with the SEC and FINRA, to act as its agent pursuant to Rule 15a-6 under the Securities Exchange Act of 1934 with respect to securities transactions effected by VTB Capital plc with U.S. investors in connection with this offering. Xtellus is not an affiliate of VTB Capital plc.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the ADSs, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the ADSs, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. Renaissance Securities (Cyprus) Limited will offer ADSs in the United States through its SEC-registered broker-dealer affiliate in the United States, RenCap Securities Inc. Sberbank CIB (UK) Limited will offer ADSs in the United States through its SEC-registered broker-dealer affiliate in the United States, Sberbank CIB USA, Inc.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the ADSs to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $            per ADS. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional ADRs.

	Per ADS	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at $                and are payable by us. We have agreed to reimburse the underwriters for up to $                of documented expenses incurred in connection with this offering.

Option to Purchase Additional ADSs

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to                additional ADSs at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional ADSs proportionate to that underwriter’s initial amount reflected in the above table.

[Reserved ADSs

At our request, the underwriters have reserved for sale, at the initial public offering price, up to                  ADSs (    % of the ADSs) offered by this prospectus for sale to some of our directors, officers, employees, distributors, dealers, business associates and related persons]. If these persons purchase reserved ADSs, this will reduce the number of ADSs available for sale to the general public. Any reserved ADSs that are not so purchased will be offered by the underwriters to the general public on the same terms as the other ADSs offered by this prospectus.]

No Sales of Similar Securities

We, our executive officers and directors and our other existing security holders have agreed not to sell or transfer any ordinary shares, ADSs or securities convertible into, exchangeable for, exercisable for, or repayable with ordinary shares or ADSs (collectively referred to as “Lock-Up Securities”), for                days after the date of this prospectus without first obtaining the written consent of                 . Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

•	offer, pledge, sell or contract to sell any Lock-Up Securities,

•	sell any option or contract to purchase any Lock-Up Securities,

•	purchase any option or contract to sell any Lock-Up Securities,

•	grant any option, right or warrant for the sale of any Lock-Up Securities,

•	lend or otherwise dispose of or transfer any Lock-Up Securities,

•	request or demand that we file or make a confidential submission of a registration statement related to the Lock-Up Securities, or

•

enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any Lock-Up Securities whether any such swap or transaction is to be settled by delivery of ADSs or other securities, in cash or otherwise.

This lock-up provision applies to Lock-Up Securities owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Listing

We expect the ADSs to be approved for listing on the NYSE under the symbol “DMOB.” We also obtained the approval of MOEX in relation to the listing and admission of the ADSs to trading on MOEX under the symbol “                 .” The ADSs may not start trading on MOEX earlier than the time at which the ADSs start trading on the NYSE.

Before this offering, there has been no public market for the ADSs. The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us,

•	our financial information,

•	the history of, and the prospects for, our company and the industry in which we compete,

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,

•	the present state of our development, and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the ADSs may not develop. It is also possible that after the offering the ADSs will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the ADSs in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the ADSs is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing the ADSs. However, the representatives may engage in transactions that stabilize the price of the ADSs, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell the ADSs in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of ADSs than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional ADSs described above. The underwriters may close out any covered short position by either exercising their option to purchase additional ADSs or purchasing ADSs in the open market. In determining the source of ADSs to close out the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase ADSs through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of ADSs made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased ADSs sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of the ADSs or preventing or retarding a decline in the market price of the ADSs. As a result, the price of the ADSs may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the                , in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the ADSs. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

European Economic Area

In relation to each Member State of the European Economic Area, each a Relevant State, no ADSs have been offered or will be offered pursuant to the initial public offering to the public in that Relevant State prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation), except that offers of ADSs may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

a.	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

b.

to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representatives of the underwriters for any such offer; or

c.	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of ADSs shall require the Issuer or any Manager to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

Each person in a Relevant State who initially acquires any ADSs or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the Company and the Managers that it is a qualified investor within the meaning of the Prospectus Regulation.

In the case of any ADSs being offered to a financial intermediary as that term is used in Article 5(1) of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the ADSs acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in a Relevant State to qualified investors, in circumstances in which the prior consent of the representatives of the underwriters has been obtained to each such proposed offer or resale.

The Company, the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

For the purposes of this provision, the expression an “offer to the public” in relation to any ADSs in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any ADSs to be offered so as to enable an investor to decide to purchase or subscribe for any ADSs, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

The above selling restriction is in addition to any other selling restrictions set out below.

In connection with the offering, the underwriters are not acting for anyone other than the issuer and will not be responsible to anyone other than the issuer for providing the protections afforded to their clients nor for providing advice in relation to the offering.

Notice to Prospective Investors in the United Kingdom

In relation to the United Kingdom, or UK, no ADSs have been offered or will be offered pursuant to the initial public offering to the public in the UK prior to the publication of a prospectus in relation to the ADSs which has been approved by the Financial Conduct Authority in the UK in accordance with the UK Prospectus Regulation and the FSMA, except that offers of ADSs may be made to the public in the UK at any time under the following exemptions under the UK Prospectus Regulation and the FSMA:

a.	to any legal entity which is a qualified investor as defined under the UK Prospectus Regulation;

b.

to fewer than 150 natural or legal persons (other than qualified investors as defined under the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives of the underwriters for any such offer; or

c.	at any time in other circumstances falling within section 86 of the FSMA,

provided that no such offer of ADSs shall require the Issuer or any Manager to publish a prospectus pursuant to Section 85 of the FSMA or Article 3 of the UK Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

Each person in the UK who initially acquires any ADSs or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the Company and the Managers that it is a qualified investor within the meaning of the UK Prospectus Regulation.

In the case of any ADSs being offered to a financial intermediary as that term is used in Article 5(1) of the UK Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the ADSs acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in the UK to qualified investors, in circumstances in which the prior consent of the representatives of the underwriters has been obtained to each such proposed offer or resale.

The Company, the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgments and agreements.

For the purposes of this provision, the expression an “offer to the public” in relation to any ADSs in the UK means the communication in any form and by any means of sufficient information on the terms of the offer and any ADSs to be offered so as to enable an investor to decide to purchase or subscribe for any ADSs, the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, and the expression “FSMA” means the Financial Services and Markets Act 2000.

In connection with the offering, the underwriters are not acting for anyone other than the issuer and will not be responsible to anyone other than the issuer for providing the protections afforded to their clients nor for providing advice in relation to the offering.

This document is for distribution only to persons who (i) have professional experience in matters relating to investments and who qualify as investment professionals within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or, as amended, the Financial Promotion Order, (ii) are persons falling within Article 49(2)(a) to (d), or high net worth companies, unincorporated associations etc., of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended, or the FSMA) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated, all such persons together being referred to as “relevant persons”. This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

Notice to Prospective Investors in Switzerland

The ADSs may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the ADSs or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the ADSs have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of ADSs will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of ADSs has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of ADSs.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The ADSs to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the ADSs offered should conduct their own due diligence on the ADSs. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the ADSs may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the ADSs without disclosure to investors under Chapter 6D of the Corporations Act.

The ADSs applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring ADSs must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

The ADSs have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the ADSs has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

The ADSs have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the ADSs were not offered or sold or caused to be made the subject of an invitation for subscription or purchase and will not be offered or sold or caused to be made the subject of an invitation for subscription or purchase, and this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs, has not been circulated or distributed, nor will it be circulated or distributed, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the ADSs are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

a)

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs pursuant to an offer made under Section 275 of the SFA except:

a)	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

b)	where no consideration is or will be given for the transfer;

c)	where the transfer is by operation of law; or

d)	as specified in Section 276(7) of the SFA.

Notice to Prospective Investors in Canada

The ADSs may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the ADSs must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

EXPENSES OF THE OFFERING

We estimate that our expenses in connection with this offering, other than underwriting discounts and commissions, will be as follows:

Expenses	Amount
SEC registration fee	$	*
FINRA filing fee		*
NYSE listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Miscellaneous costs		*

Total		*

*	To be filed by amendment.

All amounts in the table are estimates except the SEC registration fee, the FINRA filing fee and the NYSE listing fee. We will pay all of the expenses of this offering.

LEGAL MATTERS

Certain matters of U.S. federal and New York State law will be passed upon for us by Cleary Gottlieb Steen & Hamilton LLP, London, U.K., and for the underwriters by Skadden, Arps, Slate, Meagher & Flom (UK) LLP. The validity of the ordinary shares underlying the ADSs offered hereby and other certain matters as to Luxembourg law will be passed upon for us by Stibbe Avocats, Luxembourg. Certain matters of Russian tax law will be passed upon for us by KPMG JSC.

EXPERTS

The combined and consolidated financial statements of Carsharing Russia LLC, Anytime LLC and SMM LLC as at December 31, 2020 and 2019 and January 1, 2019, and for each of the two years in the period ended December 31, 2020 included in this prospectus have been audited by AO Deloitte & Touche CIS, an independent registered public accounting firm, as stated in their report appearing herein. Such combined and consolidated financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Certain statistical data contained herein has been derived from and included herein in reliance upon a research report titled “Industry Report on the Russian Car Sharing Market” prepared by Frost & Sullivan Ltd. (“Frost & Sullivan”), an independent provider of research and analysis, commissioned by us, and issued as of July 15, 2021, upon the authority of said firm as experts with respect to the matters covered by its report. Frost & Sullivan does not have any interest in our securities.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a company incorporated and established under the laws of Luxembourg in the form of a public limited liability company (société anonyme), and it may be difficult for you to obtain or enforce judgments against us or our directors and officers in the United States.

Our assets are located outside the United States. Furthermore, none of our directors, executive officers and certain other persons named in this prospectus reside in the United States. As a result, investors may find it difficult to effect service of process within the United States upon us or these persons or to enforce outside the United States judgments obtained against Delimobil Holding or these persons in U.S. courts, including judgments in actions predicated upon the civil liability provisions of the U.S. federal securities laws. Likewise, it may also be difficult for an investor to enforce in U.S. courts judgments obtained against us or these persons in courts located in jurisdictions outside the United States, including actions predicated upon the civil liability provisions of the U.S. federal securities laws. It may also be difficult for an investor to bring an original action in a Luxembourg court predicated upon the civil liability provisions of the U.S. federal securities laws against us or these persons. Furthermore, Luxembourg law only recognizes a shareholder’s right to bring a derivative action on behalf of Delimobil Holding in very limited circumstances. It may be possible for investors to effect service of process within Luxembourg upon Delimobil Holding provided that The Hague Convention on the Service Abroad of Judicial and Extrajudicial Documents in Civil or Commercial Matters of November 15, 1965 is complied with.

We have been advised by our Luxembourg counsel that, as there is no treaty in force governing the reciprocal recognition and enforcement of judgments in civil and commercial matters between the United States and Luxembourg, courts in Luxembourg will not automatically recognize and enforce a final judgment rendered by a U.S. court. A valid final, non-appealable and conclusive judgment against an issuer incorporated in Luxembourg with respect to the ADSs representing the ordinary shares obtained from a court of competent jurisdiction in the United States remains in full force and effect after all appeals as may be taken in the relevant state or federal jurisdiction with respect thereto have been taken, may be entered and enforced through a court of competent jurisdiction of Luxembourg, subject to compliance with the enforcement procedures (exequatur) set out in Article 678 et seq. of the Luxembourg New Code of Civil Procedure (Nouveau Code de Procédure Civile) and Luxembourg case-law, being:

•	the judgment of the U.S. court is enforceable (exécutoire) in the United States;

•	the U.S. court had full jurisdiction over the subject matter leading to the judgment (that is, its jurisdiction was in compliance with Luxembourg private international law rules);

•

the U.S. court has acted in accordance with its own procedural laws. The judgment must not have been obtained subsequent to a fraud to the detriment of the defendant and must notably have been granted in compliance with the rights of the defendant to appear, and if the defendant appeared, to present its defense; and

•

the considerations of the foreign order, as well as the judgment, do not contravene international public policy as understood under the laws of Luxembourg or have been given proceedings of a penal, criminal, social security or tax nature (which would include awards of damages made under civil liabilities provisions of the U.S. federal or Canadian provincial securities laws, or other laws, to the extent that the same would be classified by Luxembourg courts as being of a penal or punitive nature). Ordinarily an award of monetary damages would not be considered as a penalty, but if the monetary damages include punitive damages, such punitive damages may be considered a penalty.

We have also been advised by our Luxembourg counsel that if an original action is brought in Luxembourg, without prejudice to specific conflict of law rules, Luxembourg courts may refuse to apply the designated law (i) if the choice of such foreign law was not made bona fide, and in particular in case of an evasion of the Luxembourg law (fraude à la loi), if the law normally applicable has been artificially rejected in favor of another law for a purpose which appears fraudulent, (ii) if the foreign law was not pleaded and proved or (iii) if pleaded and proved, such foreign law as contrary to mandatory Luxembourg laws or incompatible with Luxembourg public policy rules. In an action brought in Luxembourg on the basis of U.S. federal or state securities laws, Luxembourg courts may not have the requisite power to grant the remedies sought.

In practice, Luxembourg courts now tend not to review the merits of a foreign judgment, although there is no clear statutory prohibition of such review.

Further, in the event of any proceedings being brought in a Luxembourg court in respect of a monetary obligation expressed to be payable in a currency other than euros, a Luxembourg court would have power to give judgment expressed as an order to pay a currency other than euros. However, enforcement of the judgment against any party in Luxembourg would be available only in euros, and for such purposes all claims or debts would be converted into euros.

Courts in the Russian Federation will generally recognize judgments rendered by a court in any jurisdiction outside the Russian Federation only if an international treaty providing for the recognition and enforcement of judgments in civil cases exists between the Russian Federation and the jurisdiction where the judgment is rendered or a federal law is adopted in the Russian Federation providing for the recognition and enforcement of foreign court judgments. No such treaty for the reciprocal recognition and enforcement of foreign court judgments in civil and commercial matters exists between the Russian Federation and certain other jurisdictions, including the United States, and no relevant federal law on enforcement of foreign court judgments has been adopted in the Russian Federation. Although on July 2, 2019, the Russian Federation signed the final act on the adoption of the 2019 Convention on the Recognition and Enforcement of Foreign Judgments in Civil or Commercial Matters (the “Hague Judgments Convention”), the Hague Judgments Convention has not yet entered into force. Consequently, as at the date of this prospectus, the Russian Federation is not a party to any international treaty providing for the recognition and enforcement of judgments in civil cases rendered by the courts of the United States. As a result, new proceedings may have to be brought in the Russian Federation in respect of a judgment already obtained in any such jurisdiction against the Company or its officers or directors. These limitations, as well as the general procedural grounds set out in Russian legislation for the refusal to recognize and enforce foreign court judgments in the Russian Federation, may significantly delay the enforcement of such judgments or deprive the investors of effective legal recourse for claims related to the investment.

In the absence of an applicable treaty, enforcement of a final judgment rendered by a foreign court may still be recognized by a Russian court on the basis of reciprocity, if courts of the jurisdiction where the foreign judgment is rendered have previously enforced judgments issued by Russian courts. In a number of recent instances, Russian courts have recognized and enforced a foreign court judgment on the basis of a combination of the principle of reciprocity and the existence of a number of bilateral and multilateral treaties to which the Russian Federation and certain other jurisdictions are parties. The courts determined that such treaties constituted grounds for the recognition and enforcement of the relevant foreign court judgment in the Russian Federation. In the absence of established court practice, however, no assurances can be given that a Russian court would be inclined in any particular instance to recognize and enforce a foreign court judgment on these or similar grounds. The existence of reciprocity must be established at the time the recognition and enforcement of a foreign judgment is sought, and it is not possible to predict whether a Russian court will in the future recognize and enforce on the basis of reciprocity a judgment issued by a foreign court, including a U.S. court.

Accordingly, it may be difficult or impossible for investors to:

•	effect service of process within the United States or other jurisdictions in which investors may be located, on the Company, certain directors or members of senior management of the Company;

•

enforce judgments obtained in courts in the United States or other jurisdictions in which investors may be located, against the Company’s assets and against certain directors or members of senior management of the Company; or

•

enforce, in original actions brought in courts in the Russian Federation, liabilities predicated upon the civil liability provisions of the laws of the United States or the laws of other jurisdictions in which investors may be located.

Recognition and enforceability of any arbitral award may be limited by mandatory provisions of Russian laws relating to the exclusive jurisdiction of Russian courts and the application of Russian laws with respect to bankruptcy, winding up or liquidation of Russian companies. The Arbitrazh (Commercial) Procedure Code of the Russian Federation (the “Arbitrazh Procedure Code”) sets out the procedure for the recognition and enforcement of foreign awards by Russian courts. The Arbitrazh Procedure Code also contains an exhaustive list of grounds for the refusal of recognition and enforcement of foreign arbitral awards by Russian courts, which grounds are broadly similar to those provided by the 1958 United Nations (New York) Convention on the Recognition and Enforcement of Foreign Arbitral Awards.

The above limitations may deprive investors of effective legal recourse for claims related to an investment in the ADSs.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement. The rules and regulations of the SEC allow us to omit certain information from this prospectus that is included in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement.

Statements made in this prospectus concerning the contents of any contract, agreement or other document are not complete descriptions of all terms of these documents. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed for a complete description of its terms. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit. You should read this prospectus and the documents that we have filed as exhibits to the registration statement of which this prospectus is a part completely.

Upon the closing of this offering, we will become subject to the informational requirements of the Exchange Act. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We also maintain a corporate website at https://delimobil.com/. Our website and the information contained therein or connected thereto will not be deemed to be incorporated into the prospectus or the registration statement of which this prospectus forms a part, and you should not rely on any such information in making your decision whether to purchase the ADSs.

DELIMOBIL HOLDING S.A.

INDEX TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED INTERIM CONDENSED COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020

Interim Condensed Combined and Consolidated Statements of Profit and Loss and Other Comprehensive Income	F-4
Interim Condensed Combined and Consolidated Statements of Financial Position	F-5
Interim Condensed Combined and Consolidated Statements of Changes in Equity	F-6
Interim Condensed Combined and Consolidated Statements of Cash Flows	F-7
Notes to the Interim Condensed Combined and Consolidated Financial Statements	F-8

AUDITED COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

Report of Independent Registered Public Accounting Firm	F-33
Combined and Consolidated Statements of Profit and Loss and Other Comprehensive Income	F-34
Combined and Consolidated Statements of Financial Position	F-35
Combined and Consolidated Statements of Changes in Equity	F-36
Combined and Consolidated Statements of Cash Flows	F-37
Notes to the Combined and Consolidated Financial Statements	F-38

DELIMOBIL HOLDING S.A.

Unaudited interim condensed combined and

consolidated financial statements

for the six months ended June 30, 2021

INTERIM CONDENSED COMBINED AND CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME (UNAUDITED)

(in millions of Russian Rubles, unless otherwise stated)

		Six months ended June 30,
	Note	2021	2020
Revenue	6	4,930	2,245
Cost of revenue	7	(3,909)	(2,766)

Gross profit/(loss)		1,021	(521)

Sales and marketing expenses	8	(276)	(158)
General and administrative expenses	9	(795)	(484)
Other income	10	155	76
Other expenses	10	(49)	(26)
Finance income	11	90	16
Finance costs	11	(1,105)	(1,681)

Loss before income tax		(959)	(2,778)

Income tax (expense)/benefit	12	(111)	482

Loss for the period		(1,070)	(2,296)

Loss attributable to equity holders of the Company/Companies[1]		(1,085)	(2,296)
Profit attributable to non-controlling interests		15	—

Other comprehensive income
Amounts that may not be reclassified in the future to profit or loss
Loss on revaluation of right-of-use assets and property, plant and equipment, net of income tax		(8)	—

Total comprehensive loss for the period		(1,078)	(2,296)

Total comprehensive loss attributable to equity holders of the Company/Companies		(1,093)	(2,296)
Total comprehensive profit attributable to non-controlling interests		15	—
Net loss per share
Basic and diluted, in RUB	20	(19)	—
Weighted-average shares used to compute net loss per share attributable to equity holders of the Company/Companies
Basic and diluted	20	57,469,939	—

The accompanying notes are an integral part of these interim condensed combined and consolidated financial statements.

On behalf of the Management:

Elena Bekhtina	Natalia Borisova
Chief Executive Officer	Chief Financial Officer

August 30, 2021

[1]

For the six months ended June 30, 2021, “Company” refers to Delimobil Holding S.A., and for the years ended December 31, 2020 and 2019 and for the six months ended June 30, 2020, “Companies” refers to Carsharing Russia LLC, Anytime LLC and SMM LLC.

INTERIM CONDENSED COMBINED AND CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

(in millions of Russian Rubles, unless otherwise stated)

	Note	June 30, 2021	December 31, 2020
Assets
Non-current assets
Property, plant and equipment	13	831	206
Right-of-use assets	14	11,879	10,687
Intangible assets	15	301	279
Goodwill	16	39	39
Non-current trade and other receivables	19	—	5
Deferred tax assets		868	967
Other non-current assets	17	1	8

Total non-current assets		13,919	12,191

Current assets
Inventories	18	161	132
Trade and other receivables	19	123	95
Income tax prepayment		24	17
Cash and cash equivalents	21	4,326	117
Other current assets	17	1,041	1,112

Total current assets		5,675	1,473

Total assets		19,594	13,664

Equity and liabilities
Equity
Companies’ equity holders net investment	20	—	(3,704)
Share capital	20	100	—
Share premium	20	44,584	—
Revaluation reserve		1,409	1,417
Other reserves	20	(5,495)	—
Accumulated loss	20	(43,072)	—

Equity attributable to equity holders of the Company/Companies		(2,474)	(2,287)
Non-controlling interests		10	(7)

Total equity		(2,464)	(2,294)

Liabilities
Non-current liabilities
Borrowings	22	18	18
Lease liabilities	22	4,895	5,021
Other non-current liabilities	23	5,448	—
Deferred tax liabilities		3	—

Total non-current liabilities		10,364	5,039

Current liabilities
Borrowings	22	5,751	6,175
Lease liabilities	22	4,379	3,514
Trade and other payables	23	1,023	856
Income tax payable		1	8
Provisions	24	239	45
Other current liabilities	25	283	308
Contract liabilities	6	18	13

Total current liabilities		11,694	10,919

Total liabilities		22,058	15,958

Total equity and liabilities		19,594	13,664

The accompanying notes are an integral part of these interim condensed combined and consolidated financial statements.

INTERIM CONDENSED COMBINED AND CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

(in millions of Russian Rubles, unless otherwise stated)

	Note	Companies’ equity holders net investment	Share capital	Share premium	Revaluation reserve	Other reserves	Accumulated loss	Equity attributable to equity holders of the Companies	Non- controlling interests	Total equity
Balance at December 31, 2019		(723)	—	—	64	—	—	(659)	—	(659)

Loss for the period		(2,296)	—	—	—	—	—	(2,296)	—	(2,296)

Total comprehensive loss for the period		(2,296)	—	—	—	—	—	(2,296)	—	(2,296)

Transfer of a revaluation reserve directly to accumulated loss		2	—	—	(2)	—	—	—	—	—

Balance at June 30, 2020		(3,017)	—	—	62	—	—	(2,955)	—	(2,955)

	Note	Companies’ equity holders net investment	Share capital	Share premium	Revaluation reserve	Other reserves	Accumulated loss	Equity attributable to equity holders of the Company /Companies	Non- controlling interests	Total equity
Balance at December 31, 2020		(3,704)	—	—	1,417	—	—	(2,287)	(7)	(2,294)

Loss for the period		—	—	—	—	—	(1,085)	(1,085)	15	(1,070)
Loss on revaluation of right-of-use assets and property, plant and equipment, net of income tax		—	—	—	(8)	—	—	(8)	—	(8)

Total comprehensive loss for the period		—	—	—	(8)	—	(1,085)	(1,093)	15	(1,078)

Capital contribution	20	2,000	—	—	—	—	—	2,000	—	2,000
Issue of ordinary shares		—	5	—	—	—	—	5	—	5
Capital transaction with Companies’ equity holders	20	1,704	84	40,199	—	—	(41,987)	—	—	—
Non-controlling interests arising on a business combination		—	—	—	—	—	—	—	5	5
Dividends declared to non-controlling interests		—	—	—	—	—	—	—	(3)	(3)
Issue of convertible preferred shares	20	—	11	4,385	—	—	—	4,396	—	4,396
Reclassification of shares held by NFPL to other non-current liability	23	—	—	—	—	(5,495)	—	(5,495)	—	(5,495)

Balance at June 30, 2021		—	100	44,584	1,409	(5,495)	(43,072)	(2,474)	10	(2,464)

The accompanying notes are an integral part of these interim condensed combined and consolidated financial statements.

INTERIM CONDENSED COMBINED AND CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(in millions of Russian Rubles, unless otherwise stated)

		Six months ended June 30,
	Note	2021	2020
Cash flows from operating activities
Loss for the period		(1,070)	(2,296)

Adjustments for:
Income tax expense/(benefit)	12	111	(482)
Depreciation of property, plant and equipment and right-of-use assets	7, 9	598	466
Loss on disposal of property, plant and equipment, net	10	2	1
Loss on impairment of right-of-use assets	10	32	21
Amortization of intangible assets	7, 9	60	27
Recovery of inventories to net realizable value	18	(2)	—
Write-off of receivables		—	1
Provision for other current assets	10	2	—
Expected credit losses of trade receivables	9	31	34
Borrowings interest expense	11	376	288
(Gain)/loss related to the lease modifications	11	(16)	698
Lease interest expense	11	562	695
Gain from a bargain purchase of Prolive+ LLC	11	(2)	—
Costs associated with preferred shares offering	11	165	—
Gain from change due to forex translation of financial instruments	11	(67)	—
Interest income	11	(5)	(1)
Gain on foreign exchange differences, net	11	—	(15)
Changes in working capital
Increase in trade and other receivables		(68)	(94)
Increase in trade and other payables		158	(15)
Decrease/(increase) in inventories		2	(18)
Decrease in other non-current assets		7	28
(Decrease)/increase in other current liabilities		(25)	97
Decrease/(increase) in other current assets		117	(226)
Increase/(decrease) in provision		29	(11)
Decrease in contract liabilities		(35)	(8)

Cash generated from/(used in) operations		962	(810)
Income tax paid		(22)	(4)

Net cash flows generated from/(used in) operating activities		940	(814)

Cash flows from investing activities
Purchase of property, plant and equipment		(38)	(15)
Purchase of intangible assets		(74)	(65)
Prepaid lease rentals		(52)	(183)
Acquisition of a subsidiary, net of cash acquired		1	—
Proceeds on disposal of property, plant and equipment		7	—
Interest received		5	—

Net cash flows used in investing activities		(151)	(263)

Cash flows from financing activities
Borrowings received		1,205	3,668
Borrowings repaid		(3)	(1,605)
Lease payments		(1,604)	(171)
Interest paid		(562)	(680)
Other		(9)	—
Cash received for issuance of convertible preferred shares		4,396	—
Cash received for issuance of ordinary shares		5	—
Dividends paid to non-controlling interests		(6)	—

Net cash generated from financing activities		3,422	1,212

Effects of exchange rate changes on the balance of cash held in foreign currencies		(2)	27
Net increase in cash and cash equivalents		4,211	135

Cash and cash equivalents at the beginning of the period		117	102
Cash and cash equivalents at the end of the period		4,326	264

The accompanying notes are an integral part of these interim condensed combined and consolidated financial statements.

DELIMOBIL HOLDING S.A.

NOTES TO THE INTERIM CONDENSED COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2021

(in millions of Russian Rubles, unless otherwise stated)

1. ORGANIZATION AND DESCRIPTION OF THE BUSINESS

Delimobil Holding S.A. (the “Company”) is a public limited liability company (société anonyme) which was incorporated under the laws of Luxembourg on January 18, 2021. Its registered office is located at 10, rue C.M. Spoo, L-2546 Luxembourg, Grand Duchy of Luxembourg. Its ultimate controlling party is Mr. Vincenzo Trani. The Company, together with its subsidiaries, is further referred to as the “Group”.

During the six months ended June 30, 2021, Delimobil Holding S.A. issued new shares in exchange for the 100% equity interest in three Russian registered limited liability companies: Carsharing Russia LLC, Anytime LLC, SMM LLC (referred to as the “Companies”) thus becoming a new parent entity of the Group.

The subsidiaries of the Company, all of which have been included in these interim condensed combined and consolidated financial statements, are as follows:

		% equity interest
Subsidiary	Principal activity	June 30, 2021	December 31, 2020
Carsharing Russia LLC	Car sharing services	100	—
Anytime LLC	Long-term rent of motor vehicles	100	—
SMM LLC	Providing of services of fleet repair and maintenance	100	—
CarShineRussia LLC	Providing of services of fleet repair	40	—
Prolive+ LLC	Fuel purchase and storage	30	—

The Group provides mobility solutions in the Russian Federation and currently has three lines of activity: car sharing service (core activity), which is operated under the Delimobil brand in Moscow and ten other Russian cities as at June 30, 2021; long-term rental service, which is operated under the Anytime Prime brand in Moscow as at June 30, 2021; and delivery service, which leverages the Group’s car sharing fleet to deliver food and other customer products on behalf of the Group’s commercial clients and which is operated in Moscow and seven other Russian cities as at June 30, 2021. Supporting these activities is Smart Mobility Management (“SMM”), a fleet management unit, which administers repairs and provides maintenance services to the Group’s vehicles.

2. SEASONALITY

Revenue from car-sharing services is affected by seasonality, which historically has resulted in an increase in total trips between April and September, with a peak in July and August This busier season is primarily attributable to an increase in consumer appetite for outdoor activities and domestic travel during the warmer months of the year in Russia. The Group experiences a surge in total trips in the second half of December in connection with the increase in social activities and domestic travel, which for many customers includes trips to the airport on Christmas and New Year’s Eve festivities. While the historical effect of seasonality was dampened in 2020 as a result of the COVID-19 pandemic and resulting restrictive measures, the Group’s management considers that car-sharing business will continue to demonstrate seasonal patterns in the future, and seasonality may impact the comparability of financial results depending on the periods being compared.

However, the obvious effect of seasonality could be leveled against the background of a permanent increase in the car fleet since the Company is in the phase of active expansion of the car fleet.

3. BASIS OF PREPARATION

The interim condensed combined and consolidated financial statements for the six months ended June 30, 2021 have been prepared in accordance with international accounting standards (IAS) 34 Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”).

The interim condensed combined and consolidated financial statements are unaudited and do not include all the information and disclosures required in the annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), and should be read in conjunction with the Group’s annual combined and consolidated financial statements of Carsharing Russia LLC, Anytime LLC and SMM LLC. The Group omitted disclosures which would substantially duplicate the information contained in its 2020 audited combined and consolidated financial statements, such as accounting policies and details of accounts which have not changed significantly in amount or composition. Additionally, the Group has provided disclosures where significant events have occurred subsequent to the issuance of annual combined and consolidated financial statements of Carsharing Russia LLC, Anytime LLC and SMM LLC for the year ended December 31, 2020.

These interim condensed combined and consolidated financial statements comprise combined financial information of Carsharing Russia LLC, Anytime LLC, SMM LLC, which were under common control during the periods prior to the reorganization date March 31, 2021, and consolidated financial information from this date.

Amounts in interim financial statements are stated in millions of Russian Roubles, unless indicated otherwise.

4. ADOPTION OF NEW OR REVISED STANDARDS AND INTERPRETATIONS

The accounting policies adopted in the preparation of the interim condensed combined and consolidated financial statements are the same as those applied in the Group’s combined and consolidated financial statements of Carsharing Russia LLC, Anytime LLC and SMM LLC for the year ended December 31, 2020, except for the adoption of new standards effective as of 1 January 2021. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

Several amendments apply for the first time in 2021, but do not have an impact on the interim condensed consolidated financial statements of the Group.

Management of the Group does not expect that the application of new standards, amendments and interpretations will have material impact on the financial statements for the periods when they become effective.

5. ACQUISITION OF A SUBSIDIARY AND NON-CONTROLLING INTERESTS

As at March 17, 2021, SMM LLC acquired 30% of the share capital of Prolive+ LLC, a fuel purchase and storage company operating in Moscow. At the same time, SMM LLC received an irrevocable offer (effectively, a call option) to acquire 21% share capital in Prolive+ LLC. This transaction resulted in the Group obtaining control over Prolive+ LLC and accounted for it as an acquisition of business.

Assets acquired and liabilities assumed

The fair values of the identifiable assets and liabilities of Prolive+ LLC as at the date of acquisition were as follows:

Fair value recognized on acquisition
Assets
Property, plant and equipment (Note 13)	1
Right-of-use assets (Note14)	42
Inventories	24
Trade and other receivables	1
Cash and cash equivalents	1
Income tax receivables	1
Other current assets	12

82

Liabilities
Lease liabilities (Note 26)	(32)
Trade and other payables	(3)
Deferred tax liabilities	(1)
Contract liabilities	(39)

(75)

Total identifiable net assets at fair value	7

Non-controlling interests	5
Purchase consideration transferred	—

Gain from a bargain purchase (Note 16)	2

Prolive+ LLC provides services primarily to the Group and therefore its acquisition has not materially impacted the Group’s revenue.

In June 2021, SMM LLC terminated irrevocable option agreements on the acquisition of an additional 21% in Prolive+ LLC and 25% CarShineRussia LLC. At the same time, SMM LLC received irrevocable offers (effectively, put options) to acquire the remaining equity interests in CarShineRussia LLC (60%) for a total purchase price of RUB 119.5 million and Prolive+ LLC (70%) for a total purchase price of RUB 27.9 million, and to acquire 90% of the share capital of CarShineWash LLC for a total purchase price of RUB 14.4 thousand. CarShineWash LLC is developing the Group’s own chain of car wash stations.

6. REVENUE

Disaggregated revenue information

Set out below is the disaggregation of the Group’s revenue from contracts with customers by type and timing of revenue recognition:

		Six months ended June 30,
	Recognition	2021	2020
Revenue from car sharing services	over time	3,938	1,780
Other incidental customer fees	at a point time	682	356
Revenue from delivery services	at a point time	153	41
Revenue from long-term rent	over time	145	68
Other revenue	at a point time	12	—

Total		4,930	2,245

Contract balances

The following table provides information about the Group’s accounts receivable and contract liabilities from contracts with customers:

	June 30, 2021	December 31, 2020
Trade receivables (Note 19)	123	100
Contract liabilities	(18)	(13)

Contract liabilities include customer advances.

7. COST OF REVENUE

	Six months ended June 30,
	2021	2020
Car repair and maintenance	(1,049)	(651)
Fuel (including re-fueling services)	(866)	(534)
Depreciation of right-of-use assets	(557)	(453)
Salaries and social contributions	(288)	(298)
Parking permissions	(174)	(172)
Delivery service	(83)	(22)
Amortization of intangible assets	(55)	(23)
Depreciation of property, plant and equipment	(27)	(5)
Other	(810)	(608)

Total	(3,909)	(2,766)

8. SALES AND MARKETING EXPENSES

	Six months ended June 30,
	2021	2020
Advertising and marketing	(261)	(144)
Salaries and social contributions	(15)	(14)

Total	(276)	(158)

9. GENERAL AND ADMINISTRATIVE EXPENSES

	Six months ended June 30,
	2021	2020
Salaries and social contributions	(463)	(302)
Information services and communication	(94)	(69)
Expected credit losses of trade receivables	(31)	(34)
Depreciation of property, plant and equipment	(14)	(8)
Audit and accounting fees	(23)	(7)
Amortization of intangible assets	(5)	(4)
Other	(165)	(60)

Total	(795)	(484)

10. OTHER INCOME/(EXPENSES)

	Six months ended June 30,
	2021	2020
Other income
Compulsory civil liability insurance proceeds	123	53
Insurance compensation received for damage of vehicles	11	8
Other	21	15

Total other income	155	76

Other expenses
Impairment of a right-of-use asset	(32)	(21)
Provision for other current assets	(2)	—
Loss on disposal of property, plant and equipment, net	(2)	(1)
Other	(13)	(4)

Total other expenses	(49)	(26)

11. FINANCE INCOME/(COSTS)

	Six months ended June 30,
	2021	2020
Finance income
Gain from change due to forex translation of financial instruments	67	—
Income related to the lease modifications	16	—
Interest income	5	1
Gain from a bargain purchase of Prolive+ LLC	2	—
Foreign exchange gain, net	—	15

Total finance income	90	16

Finance costs
Lease interest expense	(562)	(695)
Borrowing interest expense	(376)	(288)
Costs associated with preferred shares offering	(165)	—
Expenses related to the lease modifications	—	(698)
Other finance expenses	(2)	—

Total finance costs	(1,105)	(1,681)

12. INCOME TAX

Major components of the income tax (expense)/benefit are:

	Six months ended June 30,
	2021	2020
Current tax	(8)	(3)
Deferred tax	(103)	485

Corporation income tax:	(111)	482

13. PROPERTY, PLANT AND EQUIPMENT

	Motor vehicles	Office equipment	Machinery and equipment (except office)	Fixtures and fittings	Other property, plant and equipment	Assets under construction	Total
Initial cost
As at December 31, 2019	96	39	9	3	2	1	150

Additions/internal transfers	2	9	1	5	3	3	23
Transfer from Right-of-use asset	1	—	—	—	—	—	1
Transfer to other assets	—	—	—	—	—	(1)	(1)
Disposals	(1)	(1)	—	—	—	—	(2)

As at June 30, 2020	98	47	10	8	5	3	171

As at December 31, 2020	113	53	13	8	57	4	248

Additions/internal transfers	—	15	7	2	9	1	34
Transfer from Right-of-use asset	669	—	—	—	—	—	669
Acquisition of subsidiaries	—	—	—	—	1	—	1
Disposals	(9)	—	—	—	—	—	(9)

As at June 30, 2021	773	68	20	10	67	5	943

Accumulated depreciation
As at December 31, 2019	—	(13)	(1)	(1)	(1)	—	(16)

Depreciation charge	(4)	(7)	(1)	—	(1)	—	(13)
Disposals	—	1	—	—	—	—	1

As at June 30, 2020	(4)	(19)	(2)	(1)	(2)	—	(28)

As at December 31, 2020	—	(28)	(3)	(2)	(9)	—	(42)

Depreciation charge	(23)	(9)	(2)	(1)	(6)	—	(41)
Transfer from Right-of-use asset	(29)	—	—	—	—	—	(29)

As at June 30, 2021	(52)	(37)	(5)	(3)	(15)	—	(112)

Net book value
As at December 31, 2020	113	25	10	6	48	4	206

As at June 30, 2021	721	31	15	7	52	5	831

There were no pledged property, plant and equipment at reporting dates.

14. RIGHT-OF-USE ASSETS

	Motor vehicles	Machinery and equipment (except office)	Total
Initial cost
As at December 31, 2019	6,852	—	6,852

Additions	1,830	—	1,830
Transfer to Property, plant and equipment	(1)	—	(1)
Transfer to other assets	(19)	—	(19)
Revaluation	(21)	—	(21)

As at June 30, 2020	8,641	—	8,641

As at December 31, 2020	10,673	14	10,687

Additions	2,392	—	2,392
Transfer to Property, plant and equipment	(669)	—	(669)
Transfer to other assets	(7)	—	(7)
Acquisition of subsidiaries	18	24	42
Revaluation	(39)	—	(39)

As at June 30, 2021	12,368	38	12,406

Accumulated depreciation
As at December 31, 2019	—	—	—

Depreciation charge	(453)	—	(453)
Transfer to other assets	13	—	13

As at June 30, 2020	(440)	—	(440)

As at December 31, 2020	—	—	—

Depreciation charge	(554)	(3)	(557)
Transfer to Property, plant and equipment	29	—	29
Transfer to other assets	1	—	1

As at June 30, 2021	(524)	(3)	(527)

Net book value
As at December 31, 2020	10,673	14	10,687

As at June 30, 2021	11,844	35	11,879

The revaluation of right-of-use assets has not been carried out as at June 30, 2021 and 2020. The revaluation indicated in the table above refers to the impairment of cars that cannot be repaired after an accident that occurred in the reporting period.

15. INTANGIBLE ASSETS

	Software	Internally developed software	In progress intangible assets	Total
Initial cost
As at December 31, 2019	30	191	—	221

Additions/internal transfers	7	61	—	68

As at June 30, 2020	37	252	—	289

	Software	Internally developed software	In progress intangible assets	Total
As at December 31, 2020	36	321	1	358

Additions/internal transfers	1	68	13	82
Disposals	(1)	—	—	(1)

As at June 30, 2021	36	389	14	439

Accumulated amortization
As at December 31, 2019	(6)	(8)	—	(14)

Amortization charge	(5)	(22)	—	(27)

As at June 30, 2020	(11)	(30)	—	(41)

As at December 31, 2020	(13)	(66)	—	(79)

Amortization charge	(5)	(55)	—	(60)
Disposals	1	—	—	1

As at June 30, 2021	(17)	(121)	—	(138)

Net book value
As at December 31, 2020	23	255	1	279

As at June 30, 2021	19	268	14	301

The Group did not have any pledged intangible assets at any of the reporting dates.

16. GOODWILL

The goodwill of RUB 39 million is the result of the consolidation of CarShineRussia LLC (December 31, 2020: RUB 39 million).

17. OTHER NON-CURRENT AND CURRENT ASSETS

	June 30, 2021	December 31, 2020
Other non-current assets
Advances given	1	8

Total other non-current assets	1	8

Other current assets
Advances given	736	680
Provision for advances given	(21)	(20)
Receivables from personnel	2	3
VAT recoverable	30	203
Other tax receivables	211	200
Other receivables	37	46
Transaction costs of issue of shares	46	—

Total other current assets	1,041	1,112

Total other assets	1,042	1,120

18. INVENTORIES

	June 30, 2021	December 31, 2020
Raw materials and consumables	133	114
Fuel	19	12
Other materials	9	6

Total	161	132

There were no pledged inventories at reporting dates.

19. TRADE AND OTHER RECEIVABLES

	June 30, 2021	December 31, 2020
Trade receivables	314	260
Loss allowance for expected credit losses on trade receivables	(191)	(160)

Total trade receivables less loss allowance for expected credit losses	123	100

As at June 30, 2021, there were no long-term receivables (December 31, 2020: RUB 5 million).

The analysis of past due and not past due financial trade and other receivables is presented in the table below:

	Non- overdue	<30	31-90	91-180	>180	Total
Trade and other receivables – number of days overdue as at June 30, 2021
Expected credit loss ratio	0.87%	44.83%	62.08%	71.58%	100.00%
Expected final gross value in case of default	75	78	4	13	144	314
Expected credit losses for the entire term	(1)	(35)	(2)	(9)	(144)	(191)

						123

	Non- overdue	<30	31-90	91-180	>180	Total
Trade and other receivables – number of days overdue as at December 31, 2020
Expected credit loss ratio	0.87%	44.83%	62.08%	71.58%	100.00%
Expected final gross value in case of default	68	40	12	21	119	260
Expected credit losses for the entire term	(1)	(18)	(7)	(15)	(119)	(160)

						100

The analysis of expected credit losses recognized is presented in the table below:

Loss allowance for expected credit losses
As at December 31, 2019	(88)

Expected credit losses recognised	(34)
As at June 30, 2020	(122)

As at December 31, 2020	(160)

Expected credit losses recognised	(31)
As at June 30, 2021	(191)

20. EQUITY AND LOSS PER SHARE

Issue of shares

On March 31, 2021, each of the shareholders of Carsharing Russia LLC, Anytime LLC and SMM LLC contributed their respective equity interests in Carsharing Russia LLC, Anytime LLC and SMM LLC these entities in exchange for the newly issued shares of the Company (Delimobil Holding S.A.).

As part of this contribution process, the Company increased its share capital to 100 million ordinary shares by issuing 95 million new ordinary shares each with a nominal value of EUR 0.01, fully paid by contribution in kind, consisting of shares in Carsharing Russia LLC, Anytime LLC and SMM LLC, and resulting in a share premium of EUR 452 million (equivalent to RUB 40,199 million).

In June 2021, Delimobil Holding S.A. issued 12 million convertible preferred shares, each with a nominal value of EUR 0.01. Thereafter in June 2021, Nevsky Property Finance Limited (“NPFL”) acquired these preferred shares for RUB 4,396 million and in addition purchased 3 million ordinary shares from the minority shareholders of the Company (hereinafter together the “NPFL’s Investment”).

Holder of preferred shares may at any time, by notice in writing to the Company, require conversion of all (but not a portion) of the preferred shares held by it at any time into ordinary shares. Also, all of the preferred shares shall convert into ordinary shares (i) if the Company resolves to proceed with a IPO, upon announcement of the pricing of the IPO; or (ii) if the Company resolves to proceed with a special purpose acquisition company (SPAC) combination, upon the date when filing is made with the competent authority in order to register disclosure documents in respect of the proposed SPAC Combination.

In June 2021, the Company entered into a shareholders’ agreement (the “SHA”) with its shareholders, governing the management of the Company, their relationships with each other and certain aspects of the affairs of the Company. The SHA contains, among others, provisions on the protection of the NPFL’s minimum return on its investment and granting to NPFL a right to acquire a variable number of Company’s shares offered during IPO for a total consideration of USD 50,000,000 on terms, including the purchase price, no less favorable than offered to any other investor. The provision relating to NPFL’s minimum return protection establishes the obligation for the Company to pay to NPFL a certain amount if, following a lock-up period, NPFL still owns shares in the Company and the NPFL’s Investment does not generate a return of at least 12% (IRR) based on the weighted average share price of the Company’s shares at the time of valuation or the aggregate of the total consideration received by the NPFL per each share sold at a qualifying sale and all amounts actually paid by the Company to the NPFL as a result of the Company paying dividends and the distribution of the Company’s net profits, reserves, share capital and any other component of the Company’s equity per each share. In turn, if the NPFL’s Investment is successful—defined in the agreement as achieving a return over 20% IRR—NPFL pays the Company 50% of the amount by which the positive total return is exceeded.

Additionally, the SHA contains a put option granted to NPFL by the Company for the period starting from 1 July 2023 and ending on 31 December 2023 (both dates inclusive) contingent upon occurrence or non-occurrence of certain events. Under such put option, NPFL has a right to require the Company to purchase all of the shares held by NPFL in the Company for a cash consideration equal to the higher of the fair value of the shares or the Investor’s minimum return, described above.

All of NPFL’s holdings, including the ordinary shares, preferred shares, and various terms outlined in the SHA have been deemed a financial liability to the Group. Accordingly, the Group recognized a non-current financial liability of RUB 5,495 million and made an irrevocable decision to designate it as at fair value through profit or loss. The share capital and share premium associated with these shares were reclassified from other equity reserves to other non-current liabilities. The Group recognized an unrealized gain from the change due to forex translation of this financial instrument in the amount of RUB 67 million in finance income for the six months ended June 30, 2021 (Note 11).

Share capital and share premium

Authorized shares	June 30, 2021
Ordinary shares of EUR 0.01 each	89
Convertible preferred shares of EUR 0.01 each	11

100

Ordinary and convertible preferred shares issued and fully paid

As at December 31, 2020	—

Ordinary shares issued on January 18 ,2021	5
Ordinary shares issued on March 31 ,2021	84
Convertible preferred shares issued on June 8, 2021	11

As at June 30, 2021	100

Share premium

As at December 31, 2020	—

Issuance of share capital on March 31 ,2021	40,199
Issuance of share capital on June 8, 2021	4,385

As at June 30, 2021	44,584

Other reserves	June 30, 2021
Recognition of financial liability in respect of NPFL’s Investment	(5,495)

As at June 30, 2021	(5,495)

Accumulated loss	June 30, 2021

Accumulated loss as at December 31, 2020	—

Loss for the period	(1,085)

Capital transaction with Companies’ equity holders:

Companies’ equity holders net investment as at December 31, 2020, including:	(3,704)
(1) Accumulated loss of Carsharing Russia LLC, Anytime LLC and SMM LLC and its subsidiary as at December 31, 2020	(8,045)
(2) Other components of equity of Carsharing Russia LLC, Anytime LLC and SMM LLC and its subsidiary as at December 31, 2020	4,341
Additional paid-in capital on January 14, 2021	2,000
Effect of capital transaction	(40,283)

Total of capital transaction	(41,987)

Accumulated loss of the Group as at June 30, 2021	(43,072)

Contribution to the Group’s assets without increasing the share capital

On January 14, 2021, the participants of Carsharing Russia LLC resolved to make a contribution of RUB 2,000 million to the Carsharing Russia LLC assets without increasing the share capital by depositing to the Carsharing Russia LLC current bank account or otherwise in a manner permitted by the Russian legislation.

On January 15, 2021, the contribution of RUB 2,000 million to the Carsharing Russia LLC assets without increasing the share capital was made by offsetting the principal amount under loan agreements with one of its participants.

Loss per share

Basic and diluted loss per share amounts are calculated by dividing loss for the year attributable to equity holders of the Company by the weighted average number of shares outstanding during the period from January 18, 2021—the date of incorporation of the Company—to June 30, 2021.

Six months ended June 30, 2021
Net loss attributable to equity holders of the Company, in millions of RUB	(1,085)
Weighted average number of shares in issued and outstanding	57,469,939

Basic and diluted loss per share, in RUB	(19)

21. CASH AND CASH EQUIVALENTS

	June 30, 2021	December 31, 2020
Bank accounts denominated in RUB	3,671	35
Short-term deposits denominated in RUB	644	72
Bank accounts denominated in EUR	1	—
Cash in transit denominated in RUB	10	10

Total	4,326	117

22. BORROWINGS AND LEASE LIABILITIES

	Annual interest rate	Maturity	June 30, 2021	Maturity	December 31, 2020
Long-term borrowings received
Long-term borrowings received from related parties—unsecured, RUB	25%	2022	17	2022	17
Long-term borrowings received from third parties—unsecured, RUB	18%	2022	1	2022	1

Total long-term borrowings received			18		18

Short-term borrowings received
Short-term borrowings received from related parties—unsecured, RUB	17-25%	2021 - 2022	5,696	2021	6,168
Short-term borrowings received from related parties—unsecured, EUR	14%	2022	49	—	—
Short-term borrowings received from third parties—unsecured, RUB	17%	2021 - 2022	6	2021	7

Total short-term borrowings received			5,751		6,175

Total borrowings received			5,769		6,193

	Annual interest rate	June 30, 2021	December 31, 2020
Long-term lease liabilities
Machinery and equipment (except office), RUB	28%	3	6
Vehicles lease liabilities, RUB	11%-23%	4,892	5,015

Total long-term lease liabilities		4,895	5,021

Short-term lease liabilities
Machinery and equipment (except office), RUB	28%	9	11
Vehicles lease liabilities, RUB	11%-23%	4,370	3,503

Total short-term lease liabilities		4,379	3,514

Total lease liabilities		9,274	8,535

The Group has received guarantees for lease obligations from entities under common control. As at June 30, 2021, the undiscounted amount of lease liabilities including VAT secured over received guarantees amounted to RUB 8,455 million (December 31, 2020: RUB 9,600 million).

23. TRADE AND OTHER PAYABLES AND OTHER NON-CURRENT LIABILITIES

	June 30, 2021	December 31, 2020
Current financial liabilities
Trade payables	345	442
Insurance premiums payable	341	317
Other accrued expenses	178	33
Unused vacations accrual	78	56
Payables to personnel	78	2
Payables in payment of dividends	3	6

Total current financial liabilities	1,023	856

Non-current financial liabilities
Payables to personnel	20	—
Financial liability in respect of NPFL’s Investment (Note 20)	5,428	—

Total non-current financial liabilities	5,448	—

Total financial liabilities	6,471	856

24. PROVISIONS

The Group recognized a provision for car repairing relating to lease contracts whereby damage has occurred and the Group has an obligation to keep cars in a specified operational condition.

Provision for transaction costs of issue of shares includes amounts that will be paid to an intermediary for finding a buyer for convertible preferred shares.

The movement of provision is presented in the table below:

	Provision for car repairing	Provision for transaction costs of issue of shares
As at December 31, 2019	(56)	—

Accrued	(45)	—
Used	56	—

As at June 30, 2020	(45)	—

As at December 31, 2020	(45)	—

Accrued	(74)	(165)
Used	45	—

As at June 30, 2021	(74)	(165)

25. OTHER CURRENT LIABILITIES

	June 30, 2021	December 31, 2020
Current non-financial liabilities
Other taxes payable	149	145
Current VAT on lease liabilities	111	150
Other payables	23	13

Total short-term non-financial liabilities	283	308

26. CHANGES IN LIABILITIES ARISING FROM FINANCING ACTIVITIES

The table below details changes in the Group’s liabilities arising from financing activities, including both cash and non-cash changes.

			Non-cash changes
	December 31, 2020	Cash flows from financing activities	Interest expense	Initial recognition	Income related to the lease modifications	Offsetting amount under contribution to the Group’s assets	Acquisition of a subsidiary	Other changes	June 30, 2021
Borrowings	6,193	1,202	376	—	—	(2,000)	—	(2)	5,769
Lease liabilities	8,535	(2,166)	562	2,339	(16)	—	32	(12)	9,274
Financial liability in respect of NPFL’s Investment	—	—	—	5,495	—	—	—	(67)	5,428

Total	14,728	(964)	938	7,834	(16)	(2,000)	32	(81)	20,471

			Non-cash changes
	December 31, 2019	Cash flows from financing activities	Interest expense	Initial recognition	Expenses related to the lease modifications	Other changes	June 30, 2020
Borrowings	2,121	2,057	288	—	—	9	4,475
Lease liabilities	7,008	(845)	695	1,646	698	(6)	9,196

Total	9,129	1,212	983	1,646	698	3	13,671

Cash flows from financing activities are amounts presented in the statements of cash flows.

27. FINANCIAL RISK MANAGEMENT

The Group is exposed to market risk, credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance.

Market risk

Market risk is the risk that the fair value or cash flows of a financial instrument will fluctuate due to changes in market prices. Market risk reflects interest rate risk and currency risk.

The Group is not exposed to interest rate risk because entities in the Group do not borrow funds at floating interest rates and have lease liabilities at floating interest rates amounted to RUB 392 million as at June 30, 2021 (December 31, 2020: nil), on which the impact of the interest rate is immaterial.

The Group’s activities expose market risk primarily to the financial risks of changes in foreign currency exchange rates.

The Group undertakes transactions denominated in foreign currencies; consequently, exposures to exchange rate fluctuations arise. The Group limits its exposure to currency risk by denominating substantial monetary assets and liabilities in local currency. The management estimates the impact of foreign currency transactions as immaterial.

Liquidity risk

Liquidity risk is the risk that the Group will not have sufficient funds to meet all its obligations as they come due.

The Group’s liquidity position is carefully monitored and managed. The Group manages liquidity risk by matching the maturity profiles of financial assets and liabilities and attracting additional funding to help ensure that it has adequate cash available to meet its payment obligations.

The Group has three main sources of funding: lease contracts, equity financing and borrowings from related parties.

The tables below present the Group’s outstanding financial liabilities under contracts with specified payment periods. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay. The table includes both interest and principal cash flows.

		Book value at June 30, 2021	Cash flow under the agreement
	Note		Repayment amount	less than one year	from 1 to 2 years	from 2 to 5 years
Financial liabilities
Other non-current liabilities	23	5,448	5,448	—	11	5,437
Borrowings	22	5,769	6,156	6,134	22	—
Lease liabilities	22	9,274	10,715	5,349	4,343	1,023
Trade and other payables	23	1,023	1,023	1,023	—	—

Total future payments		21,514	23,342	12,506	4,376	6,460

		Book value at December 31, 2020	Cash flow under the agreement
	Note		Repayment amount	less than one year	from 1 to 2 years	from 2 to 5 years
Financial liabilities
Borrowings	22	6,193	6,586	6,542	44	—
Lease liabilities	22	8,535	9,968	4,442	4,192	1,334
Trade and other payables	23	856	856	856	—	—

Total future payments		15,584	17,410	11,840	4,236	1,334

Credit risk

Credit risk is the risk that counterparties will fail to meet their obligations to repay all outstanding balances to the Group as they fall due. Financial assets which potentially subject the Group to credit risk include trade and other receivables and cash and cash equivalents.

The cash and cash equivalents are primarily held with banks, which are rated not less than BB, based on Standard & Poor’s and Fitch ratings.

Impairment on cash and cash equivalents has been measured on a 12-month expected loss basis and reflects the short maturities of the exposures. The Group considers that its cash and cash equivalents have low credit risk based on the external credit ratings of the counterparties. No impairment allowance was recognized as at June 30, 2021 (December 31, 2020: nil).

The Group’s trade receivables are substantially represented by short-term customer unpaid rent. All long-term rent is provided on advance basis, therefore no credit risk arises.

The Group does not hold any collateral to cover its credit risks associated with its financial assets.

An impairment analysis is performed at each reporting date using a provision matrix to measure expected credit losses. The calculation reflects the probability-weighted outcome. Generally, accounts receivable are written-off if past due for more than three years.

The information about the credit risk exposure on the Group’s accounts receivable using a provision matrix is set out in Note 19.

The Group implemented a number of measures to manage credit risk, such as customers Scoring and rating program, advance card deposits blocked before the rent start and face identification system for drivers recognition.

The Group’s maximum exposure to credit risk equals carrying values of financial assets at the end of each reporting period:

	Note	June 30, 2021	December 31, 2020
Trade and other receivables
Trade receivables	19	123	100
Cash and cash equivalents
Bank accounts and cash	21	4,316	107
Cash in transit	21	10	10

Total maximum exposure to credit risk		4,449	217

Capital risk management

The Group manages its capital to ensure that companies in the Group will be able to continue as a going concern while maximizing the return to shareholders through the optimization of the debt and equity balance.

The capital structure of the Group consists of net debt (borrowings and lease liabilities offset by cash and cash equivalents) and equity.

The Group’s capital management ensures meeting the requirements of the legislation of the Russian Federation, according to which a company cannot have negative net assets for more than three consecutive years.

28. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Group does not hold any financial assets and financial liabilities other than those measured at amortized cost except for financial liability in respect of NPFL’s Investment measured at fair value through profit or loss (Note 20). Management assessed that the carrying values of the Group’s financial assets and financial liabilities measured at amortized cost are a reasonable approximation of their fair values.

	Note	June 30, 2021	December 31, 2020
Financial assets and liabilities measured at amortized cost
Trade and other receivables	19	123	100
Other non-current liabilities	23	20	—
Borrowings	22	5,769	6,193
Lease liabilities	22	9,274	8,535
Trade and other payables	23	1,023	856
Financial assets and liabilities measured at fair value
Other non-current liabilities	23	5,428	—

All financial instruments are classified as Level 3 instruments. There were no transfers between Level 1 and Level 2 for the six months ended June 30, 2021 and 2020.

Measurement of the fair value of financial liability in respect of NPFL’s Investment was determined based on the recent market deal. 1% increase (decrease) in the price market deal would result in an increase (decrease) in fair value by RUB 55 million (2020: nil).

A reconciliation of fair value measurement of financial liability in respect of NPFL’s Investment is provided below:

As at December 31, 2020	—

Recognition of financial liability in respect of NPFL Investment recognized	5,495
Unrealized gain from the change due to forex translation of this financial instrument	(67)

As at June 30, 2021	5,428

29. SHARE-BASED PAYMENTS

Phantom equity plan for the Group’s key personnel

In June 2021, the Group’ board of directors approved an incentive plan for the Group’s key personnel (the “Plan”) aimed at encouraging continued employment with the Group and improving growth, profitability and financial success of the Group.

According to the Plan, the Group’s key personnel are entitled to receive remuneration, settled in cash, in an amount equal to a percentage of (i) the closing sales price on the settlement date or, if not so reported for such day, the immediately preceding business day, of a share as reported on the principal securities exchange on which shares being traded in the form of American depositary shares are then listed or admitted to trading or (ii) if not so reported, as furnished by any member of the Financial Industry Regulatory Authority, Inc. selected by the Group’s applicable committee. In the event that the price of a share shall not be so reported or the shares are not listed or admitted to trading, the fair market value of a share shall be determined by the Group’s applicable committee in its sole discretion. Options provided under the Plan do not constitute the right to receive or purchase the Company’s shares, nor do they confer on their holders any voting rights, control rights or the rights to receive dividends.

Key personnel can receive such remuneration divided by several (from 2 to 5) tranches dependent on meeting certain conditions as follows:

•	Tranches are tied to continuing employment with the Group to be paid in June 2022 and June 2023

•	Tranches are tied to the IPO event to be paid right after lock-up period

•	Tranches are tied to the fulfillment of KPIs determined by the Company’s Board for 2021 and 2022 financial years to be paid in April 2024 and 2025, respectively

The sequence and number of tranches and the vesting period may vary depending on the terms of the option agreements with each grantee.

The stock options are exercisable over a five-year period from the vesting date, based on the above schedule. Thus, the contractual term of the stock options ranges from 5 to up to 9 years, depending on the tranche. The liability related to the rights to share-based remuneration is measured at the fair value of the underlying shares on the reporting date of RUB 366 per share, taking into account the vesting conditions, the expected attrition rate, expectations of meeting the KPIs and the amount of services rendered by the grantees up to the reporting date.

During the six months ended June 30, 2021, stock options for 2.9 % of the Company’s market value were granted under the plan, all with a zero exercise price. The weighted average remaining contractual life of the stock options outstanding as of 30 June 2021 was 7.2 years (2020: n/a). The stock options were unvested at the reporting date.

No cancellation, forfeiture of rights or change to remuneration occurred during the reporting period.

The carrying value of the liability related to the rights to share-based remuneration granted by the Company was RUB 55 million as at June 30, 2021 (2020: nil). Expenses for cash-settled share-based payment transactions for the current reporting period amounted to RUB 55 million (2020: nil) and were recognized in cost of revenue, general and administrative expenses in the consolidated statements of profit or loss and other comprehensive income and in intangible assets in consolidated statements of financial position in the amount of RUB 2 million, RUB 46 million, RUB 7 million, respectively.

30. SEGMENTS

The chief operating decision-maker (CODM) of the Group is the Board of Directors and the Chief Executive Officer. The CODM reviews the Group’s internal reporting in order to assess performance and allocate resources. Management has determined the operating segments based on these reports.

The CODM reviews the Group’s internal reporting based on financial information presented in two segments Delimobil and Anytime Prime based on activities of Carsharing Russia LLC and Anytime LLC, respectively. Segment information includes data about the activity of SMM LLC and its subsidiaries through information about expenses Carsharing Russia LLC and Anytime LLC. Management has determined there are two operating segments on this basis.

The CODM assesses the performance of the operating segments based on total revenue and Adjusted EBITDA. Information related to each reportable segment is set out below.

The Group does not report total assets or total liabilities based on its operating segments.

Goodwill is not allocated to reportable segments. Intangible assets other than goodwill are primarily related to Delimobil operating segment.

For the six months ended June 30, 2021:

	Delimobil	Anytime Prime	Total reportable segments	Non-reportable	Eliminations	Group
Revenue from car sharing services	3,938	—	3,938	—	—	3,938
Other incidental customer fees	670	12	682	—	—	682
Revenue from long-term rent	—	145	145	—	—	145
Revenue from delivery services	153	—	153	—	—	153
Other revenue	—	—	—	12	—	12

Total revenue	4,761	157	4,918	12	—	4,930
Other income	120	3	123	21	—	144
Inter-segment other income	7	39	46	—	(46)	—

Total other income	127	42	169	21	(46)	144

Consolidated income	4,888	199	5,087	33	(46)	5,074

External expenses	(3,406)	(95)	(3,501)	(788)	—	(4,289)
Internal expenses	(754)	(26)	(780)	—	780	—

Consolidated expenses	(4,160)	(121)	(4,281)	(788)	780	(4,289)

Adjusted EBITDA	728	78	806	(755)	734	785

For the six months ended June 30, 2020:

	Delimobil	Anytime Prime	Total reportable segments	Non-reportable	Eliminations	Group
Revenue from car sharing services	1,780	—	1,780	—	—	1,780
Other incidental customer fees	348	8	356	—	—	356
Revenue from long-term rent	—	68	68	—	—	68
Revenue from delivery services	41	—	41	—	—	41

Total revenue	2,169	76	2,245	—	—	2,245
Other income	52	1	53	15	—	68
Inter-segment other income	11	28	39	—	(39)	—

Total other income	63	29	92	15	(39)	68

Combined and consolidated income	2,232	105	2,337	15	(39)	2,313

External expenses	(2,364)	(56)	(2,420)	(498)	—	(2,918)
Internal expenses	(514)	(28)	(542)	—	542	—

Combined and consolidated expenses	(2,878)	(84)	(2,962)	(498)	542	(2,918)

Adjusted EBITDA	(646)	21	(625)	(483)	503	(605)

Reconciliation of loss for the period to Adjusted EBITDA of the Group is presented below:

	Six months ended June 30,
	2021	2020
Loss for the period	(1,070)	(2,296)
Income tax expense/(benefit) (Note 12)	111	(482)
Finance costs (Note 11)	1,105	1,681
Finance income (Note 11)	(90)	(16)
Impairment of a right-of-use asset (Note 10)	32	21
VAT write-off	—	1
Loss on disposal of property, plant and equipment, net (Note 10)	2	1
Insurance compensation received for damage of vehicles (Note 10)	(11)	(8)
Depreciation of property, plant and equipment (Note 7, 9)	41	13
Amortization of intangible assets (Note 7, 9)	60	27
Depreciation of right-of-use assets (Note 7)	557	453
Share-based remuneration (Note 29)	48	—

Adjusted EBITDA	785	(605)

In all reporting periods, no individual customer represented more than 10% of the Group’s total revenue.

31. RELATED PARTIES

Parties are generally considered to be related if one party has the ability to control the other party, is under common control, or can exercise significant influence or joint control over the other party in making financial and operational decisions.

In considering each possible related party relationship, attention is directed to the substance of the relationship, not merely the legal form.

Compensation of the Group’s key management personnel is presented in the table below:

	Six months ended June 30,
	2021	2020
Short-term benefits, before deduction of personal income tax	78	65
Short-term share-based remuneration	26	—
Long-term share-based remuneration	15	—

Total	119	65

Short-term benefits comprises wages, bonuses, annual leave, medical insurance paid by the Group, and other similar payments in favor of the Group’s key management personnel.

Significant balances with related parties as at June 30, 2021, as at December 31, 2020 are presented in the table below:

Accounts receivable

Categories of related parties	Transaction	June 30, 2021	December 31, 2020
Entities under common control of the same ultimate controlling party of the Group	Sale of equipment, goods, services and works	6	3
Entities under common control of the same ultimate controlling party of the Group	Purchase of equipment, goods, services and works	12	12

Total		18	15

Accounts payable, lease liabilities and borrowings

In connection with the NPFL Transaction in June 2021, MIKRO FUND securitization fund (Grand Duchy of Luxembourg) assigned loan receivables amounting to RUB 5,691 million from Carsharing Russia LLC, Anytime LLC and SMM LLC to Delimobil Holding S.A. under an assignment agreement, and Delimobil Holding S.A. entered into a subordination deed with MIKRO FUND securitization fund (Grand Duchy of Luxembourg) and NPFL pursuant to which Delimobil Holding S.A. has subordinated liabilities under the assignment agreement, including payment of consideration for the assignment, to liabilities owed to NPFL.

Categories of related parties	Transaction	June 30, 2021	December 31, 2020
Entities under common control of the same ultimate controlling party of the Group	Lease	305	689
Entities under common control of the same ultimate controlling party of the Group	Purchase of equipment, goods, services and works	6	10
Key management personnel of the Group	Purchase of equipment, goods, services and works	—	10
Shareholders of the Company/ Companies	Borrowings	5,743	6,168
Entities under common control of the same ultimate controlling party of the Group	Borrowings	19	17

Total		6,073	6,894

Significant transactions with related parties during six months ended June 30, 2021 and June 30, 2020 are presented in the table below:

Interest expense on borrowings received and lease liabilities

	Six months ended June 30,
Categories of related parties	2021	2020
Shareholders of the Company/ Companies	367	259
Entities under common control of the same ultimate controlling party of the Group	41	62

Total	408	321

Purchase of equipment, goods, services and works (including VAT)

	Six months ended June 30,
Categories of related parties	2021	2020
Entities under common control of the same ultimate controlling party of the Group	36	31

Total	36	31

Sale of equipment, goods, services and works (including VAT)

	Six months ended June 30,
Categories of related parties	2021	2020
Entities under common control of the same ultimate controlling party of the Group	16	4

Total	16	4

Purchase of right-of-use assets

	Six months ended June 30,
Categories of related parties	2021	2020
Entities under common control of the same ultimate controlling party of the Group	27	118

Total	27	118

In the first half of 2021, the Group made a charitable donation to Charitable Foundation “Svyatoe Semeystvo” in the amount of RUB 5  million, in which the ultimate controlling party of the Group is a member of key management personnel.

32. EVENTS AFTER THE REPORTING DATE

The following events occurred between July 1, 2021 and the date of approval of these interim condensed combined and consolidated financial statements:

Acquisition of non-controlling interests

In July 2021, SMM LLC acquired 70% of the share capital of Prolive+ LLC by exercising the irrevocable offer for a total purchase price of RUB 28 million.

Ownership changes

In August 2021, MIKRO FUND securitization fund (Grand Duchy of Luxembourg) acquired 3,360,000 ordinary shares from the minority shareholders of the Company.

Option agreements

In August 2021, the Group entered into call option agreements (the “Option Agreements”), with one of its direct shareholders, D-Mobility Worldwide A.s., with respect to the acquisition of 100% of the shares in D-Mobility Czech Republic s.r.o. (Czech Republic), and 99.9% Carsharing Club LLC (Belarus) and D-Mobility Kazakhstan LLC (Kazakhstan) (the “Option Companies”). The Option Companies operate car sharing businesses under a similar business model to the Group in the Czech Republic, Belarus and Kazakhstan, respectively.

The Option Agreements provide the Group the right, subject to approval by our board of directors, to acquire shares in the Option Companies in the period between January 1 and July 1, 2023 at a strike price equal to the fair market value of the respective Option Companies at the time of exercise of the call options.

The price of the call options under the Option Agreements is 1.00 EUR each.

Carsharing Russia LLC,

Anytime LLC and

SMM LLC

Combined and consolidated Financial statements

for the year ended December 31, 2020

and independent auditor’s report

CARSHARING RUSSIA LLC, ANYTIME LLC AND SMM LLC

COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Delimobil Holding S.A.:

Opinion on the Financial Statements

We have audited the accompanying combined and consolidated statements of financial position of Carsharing Russia LLC, Anytime LLC and SMM LLC (together the “Company”) as at December 31, 2020 and 2019, and January 1, 2019, the related combined and consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the two years in the period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2020 and 2019, and January 1, 2019, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ AO Deloitte & Touche CIS

Moscow, Russia

July 19, 2021

We have served as the Company’s auditor since 2021.

CARSHARING RUSSIA LLC, ANYTIME LLC AND SMM LLC

COMBINED AND CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND

OTHER COMPREHENSIVE INCOME

(in millions of Russian Rubles, unless otherwise stated)

		Year ended December 31,
	Note	2020	2019
Revenue	7	6,449	5,012
Cost of revenue	8	(6,377)	(5,488)

Gross profit/(loss)		72	(476)
Sales and marketing expenses	9	(436)	(445)
General and administrative expenses	10	(1,100)	(983)
Other income	11	716	176
Other expenses	11	(178)	(425)
Finance income	12	15	—
Finance costs	12	(2,564)	(1,997)

Loss before income tax		(3,475)	(4,150)
Income tax benefit	13	419	577

Loss for the period		(3,056)	(3,573)

Loss attributable to equity holders of the Companies		(3,067)	(3,573)
Profit attributable to non-controlling interests	23	11	—

Other comprehensive income

Amounts that may not be reclassified in the future to profit or loss

Gain on revaluation of right-of-use assets and property, plant and equipment, net of income tax		1,356	64

Total comprehensive loss for the period		(1,700)	(3,509)

Total comprehensive loss attributable to equity holders of the Companies		(1,711)	(3,509)
Total comprehensive profit attributable to non-controlling interests	23	11	—

The accompanying notes are an integral part of these combined and consolidated financial statements.

On behalf of the Management:

Elena Bekhtina	Natalia Borisova
Chief Executive Officer	Chief Financial Officer

July 19, 2021

CARSHARING RUSSIA LLC, ANYTIME LLC AND SMM LLC

COMBINED AND CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in millions of Russian Rubles, unless otherwise stated)

	Note	December 31, 2020	December 31, 2019	January 1, 2019
Assets
Non-current assets
Property, plant and equipment	14	206	134	41
Right-of-use assets	15	10,687	6,852	3,889
Intangible assets	16	279	207	33
Goodwill	17	39	—	—
Non-current trade and other receivables	20	5	4	—
Deferred tax assets	13	967	867	299
Other non-current assets	18	8	110	—

Total non-current assets		12,191	8,174	4,262
Current assets
Inventories	19	132	74	46
Trade and other receivables	20	95	67	785
Income tax prepayment		17	11	1
Cash and cash equivalents	21	117	102	168
Other current assets	18	1,112	1,132	340

Total current assets		1,473	1,386	1,340

Total assets		13,664	9,560	5,602

Equity and liabilities
Equity
Companies’ equity holders net investment	22	(3,704)	(723)	(819)
Revaluation reserve		1,417	64	—

Equity attributable to equity holders of the Companies		(2,287)	(659)	(819)
Non-controlling interests	23	(7)	—	—

Total equity		(2,294)	(659)	(819)

Liabilities
Non-current liabilities
Borrowings	24	18	99	1,288
Lease liabilities	24	5,021	5,445	3,388

Total non-current liabilities		5,039	5,544	4,676
Current liabilities
Borrowings	24	6,175	2,022	396
Lease liabilities	24	3,514	1,563	924
Trade and other payables	25	856	838	295
Income tax payable		8	—	11
Provisions	26	45	56	6
Other current liabilities	27	308	182	113
Contract liabilities		13	14	—

Total current liabilities		10,919	4,675	1,745

Total liabilities		15,958	10,219	6,421

Total equity and liabilities		13,664	9,560	5,602

The accompanying notes are an integral part of these combined and consolidated financial statements.

CARSHARING RUSSIA LLC, ANYTIME LLC AND SMM LLC

COMBINED AND CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in millions of Russian Rubles, unless otherwise stated)

	Note	Companies’ equity holders net investment	Revaluation reserve	Equity attributable to equity holders of the Companies	Non-controlling interests	Total equity
Balance at January 1, 2019		(819)	—	(819)	—	(819)

Loss for the period		(3,573)	—	(3,573)	—	(3,573)
Gain on revaluation of right-of-use assets and property, plant and equipment, net of income tax		—	64	64	—	64

Total comprehensive loss for the period		(3,573)	64	(3,509)	—	(3,509)

						—
Capital contribution	22	3,654	—	3,654	—	3,654
Borrowings received on non-market conditions		15	—	15	—	15

Balance at December 31, 2019		(723)	64	(659)	—	(659)

Loss for the period		(3,067)	—	(3,067)	11	(3,056)
Gain on revaluation of right-of-use assets and property, plant and equipment, net of income tax		—	1,356	1,356	—	1,356

Total comprehensive loss for the period		(3,067)	1,356	(1,711)	11	(1,700)

Transfer of a revaluation reserve directly to accumulated loss		3	(3)	—	—	—
Capital contribution	22	72	—	72	—	72
Non-controlling interests arising on a business combination	23	—	—	—	(18)	(18)
Borrowings received on non-market conditions		11	—	11	—	11

Balance at December 31, 2020		(3,704)	1,417	(2,287)	(7)	(2,294)

The accompanying notes are an integral part of these combined and consolidated financial statements.

CARSHARING RUSSIA LLC, ANYTIME LLC AND SMM LLC

COMBINED AND CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Russian Rubles, unless otherwise stated)

		Year ended December 31,
	Note	2020	2019
Cash flows from operating activities
Loss for the period		(3,056)	(3,573)

Adjustments for:
Income tax benefit		(419)	(577)
Depreciation of property, plant and equipment and right-of-use assets	8, 10	951	735
(Gain)/loss on disposal of property, plant and equipment, net	11	(2)	9
(Gain)/loss on impairment of property, plant and equipment		(9)	12
(Gain)/loss on impairment of right-of-use assets		(244)	361
Amortization of intangible assets	8, 10	68	12
Write-down of inventories to net releasable value	11	4	2
Write-off of receivables	11	17	4
Provision for other current assets	11	2	15
Expected credit losses of trade receivables	10	72	71
Borrowings interest expense	12	705	543
Expenses related to the lease modifications	12	602	305
Lease interest expense	12	1,257	1,063
Interest income	12	(3)	—
(Gain)/loss on foreign exchange differences, net		(12)	34
Changes in working capital
Increase in trade and other receivables		(66)	(108)
(Decrease)/increase in trade and other payables		(134)	521
Increase in inventories		(48)	(26)
Decrease/(increase) in other non-current assets		102	(110)
Increase in other current liabilities		114	69
Decrease/(increase) in other current assets		26	(818)
(Decrease)/increase in provision		(11)	50
(Decrease)/increase in contract liabilities		(1)	14
Cash used in operations		(85)	(1,392)
Income tax paid		(21)	(26)

Net cash flows used in operating activities		(106)	(1,418)
Cash flows from investing activities
Purchase of property, plant and equipment		(72)	(102)
Purchase of intangible assets		(141)	(181)
Prepaid lease rentals		(200)	(452)
Acquisition of a subsidiary, net of cash acquired		13	—
Sale of a subsidiary		—	750
Proceeds on disposal of property, plant and equipment		9	1
Interest received		3	—

Net cash flows (used in)/generated from investing activities		(388)	16
Cash flows from financing activities
Borrowings received		5,090	5,624
Borrowings repaid		(1,642)	(1,707)
Lease payments		(1,693)	(1,140)
Interest paid		(1,269)	(1,420)
Dividends paid to non-controlling interests		(3)	—
Additional paid-in capital	22	—	7

Net cash generated from financing activities		483	1,364
Effects of exchange rate changes on the balance of cash held in foreign currencies		26	(28)
Net decrease in cash and cash equivalents		(11)	(38)

Cash and cash equivalents at the beginning of the year		102	168

Cash and cash equivalents at the end of the year		117	102

The accompanying notes are an integral part of these combined and consolidated financial statements.

CARSHARING RUSSIA LLC, ANYTIME LLC AND SMM LLC

COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2020

(in millions of Russian Rubles, unless otherwise stated)

1. ORGANIZATION AND DESCRIPTION OF THE BUSINESS

Delimobil Holding S.A. is a public limited liability company (société anonyme) which was organized and incorporated under the laws of Luxembourg on January 18, 2021. Its registered office is located at 10, rue C.M. Spoo, L-2546 Luxembourg, Grand Duchy of Luxembourg. Its ultimate controlling party is Mr. Vincenzo Trani.

As described in Note 34, on March 31, 2021, Delimobil Holding S.A. issued new shares in exchange for the 100% equity interest in three Russian registered limited liability companies: Carsharing Russia LLC, Anytime LLC, SMM LLC (referred to as the “Companies”) thus becoming a new parent entity of the group (the “Group”). The ultimate controlling party of the Companies prior to March 31, 2021 and throughout the years ended December 31, 2020 and 2019 was Mr. Vincenzo Trani.

The purpose of these combined and consolidated financial statements is to present historical financial information of the Group’s business prior to creation of Delimobil Holding S.A. as the new reporting entity for the Group. The basis of preparation of these combined and consolidated financial statements is further described in Note 2.

The Group provides mobility solutions in the Russian Federation and currently has three lines of activity: car sharing service—it’s core activity—which is operated under the Delimobil brand in Moscow and seven other Russian cities at the end of 2020; longer-term rental service, which is operated under the Anytime Prime brand; and delivery service, which leverages the Group’s car sharing fleet to deliver food and other customer products on behalf of the Group’s commercial clients. Supporting these activities is Smart Mobility Management (“SMM”), a fleet management unit, which administers repairs and provides maintenance services to the Group’s vehicles.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

The combined and consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) for the first time (see Note 5 for further details).

The combined and consolidated financial statements have been prepared on a historical cost basis, except for motor vehicles (classified as property, plant and equipment and right-of-use assets) that are measured at fair value.

Going concern

These financial statements have been prepared on a going concern basis which assumes that the Group will be able to realize its assets and discharge its liabilities in the normal course of business.

For the year ended December 31, 2020, the Group incurred a loss of RUB 1,700 million (2019: RUB 3,509 million) and generated negative operating cash flow of RUB 106 million (2019: RUB 1,418 million). As at December 31, 2020, the Group had net liabilities of RUB (2,294) million (2019: RUB (659) million). As at December 31, 2020, the Group had a working capital deficit (defined as total current assets less total current liabilities) of RUB 9,446 million (December 31, 2019: a deficit of RUB 3,289 million).

The Group is in the development stage as at December 31, 2020. Successful completion of the Group’s development program and, ultimately, the attainment of profitable operations is dependent upon future events, including maintaining adequate financing to fulfil its development activities and achieving a level of sales adequate to support the Group’s cost structure. To finance its development, the Group relies on funds provided by owners and leasing companies operating on the Russian market.

The following matters have been considered by management in determining the appropriateness of the going concern basis of preparation in these combined and consolidated financial statements:

COVID-19

Early in the year ended December 31, 2020, the world saw an outbreak of a novel coronavirus (COVID-19), and in March, 2020, the World Health Organization (WHO) declared it a pandemic. COVID-19 prevention efforts taken by many countries lead to significant operating straits for many businesses and have a significant impact on international financial markets. The rapid spread of COVID-19 has significantly affected many businesses operating in various industries, including, but not limited to, disruption of operations due to production interruptions/shutdowns, supply chain disruptions, staff quarantine, decrease in demand and funding issues. During April-June, 2020 the Russian Government introduced certain measures to curb spread of disease, including lock-down in Moscow, a nation-wide period of non-working days as well as a temporary ban on car-sharing activities.

Despite significant relaxation of restrictive measures on the territory of Russian Federation at the time these financial statements were approved, there are risks that COVID-19 may also affect the Group more seriously due to its negative impact on the global economy and major financial markets. The effect of COVID-19 on the Group’s operations is largely dependent on the duration of the pandemic and its impact on the global and Russian economies and additional capital may need to be raised or additional indebtedness incurred to continue to fund the operations and other strategic initiatives.

Measures taken by management

In the year ended December 31, 2020, the Group promptly responded to the changing business environment. Management undertook a number of measures aimed at optimizing costs and increasing financial stability in the current situation, in particular, it restructured the terms of repayment of certain lease liabilities and launched food and customer products delivery to the general public (delivery services) in a number of cities of operation during the nearly complete suspension of the Group’s car sharing operations in all regions during April-June, 2020.

In addition to these measures, the Group received subsidies in the amount of 20% of the value of the motor vehicles acquired by the Group under financial lease agreements with leasing companies from the Russian Ministry of Industry and Trade as part of the Russian government support program for industries affected by COVID-19. Under this support program, the Group purchased 1,460 motor vehicles during the period October-November, 2020.

Financing

In order to reduce liquidity risks and ensure timely settlement of lease liabilities, the Group uses financing from related parties, constantly improves the efficiency of business processes, introduces new products, develops new lines of business (such as rental services to corporate clients and delivery services) and optimizes costs.

The Group’s principal owners have confirmed their readiness to provide the necessary financial support required for maintaining the Group’ operations for at least 12 months from the date of approval of these financial statements and that they do not have plans to liquidate the Group or significantly decrease its activities. In addition to similar transactions during the years ended December 31, 2020 and 2019, in January 2021, a capital contribution totalling RUB 2,000 million was received by the Group through conversion of principal amount of borrowings from related parties (Note 34).

In June, 2021, Delimobil Holding S.A. issued 12 million convertible preferred shares, all having a nominal value of EUR 0.01, and attracted RUB 4,396 million of investment for the Group (Note 34).

Based on the measures undertaken, as well as the availability of continuing financial support from the owners, management has, at the time of approving these financial statements, a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. Thus, the Group continue to adopt the going concern basis of accounting in preparing the financial statements.

Basis of combination

These combined and consolidated financial statements comprise all entities, which were under common control during the periods presented and which became subsidiaries of Delimobil Holding S.A. following the Group reorganisation in March 2021.

IFRS provides no guidance for the preparation of combined financial statements, which are therefore subject to IAS 8.12. This paragraph requires consideration of the most recent pronouncements of other standard-setting bodies, other financial reporting requirements and recognised industry practices. In the combined and consolidated financial statements of the Group, the predecessor accounting approach was applied in accordance with the common practice for the accounting for business combinations under common control in combined financial statements.

The combined and consolidated financial statements have been prepared based on the following principles:

•

The assets, liabilities and the items of profit or loss of the Companies have been aggregated. All transactions and balances between the Companies included in these combined and consolidated financial statements have been eliminated.

•

As the combined and consolidated financial statements were prepared on a combined basis, the Group had no share capital structure for this period and as a result, equity attributable to the owners of the parent for this period is presented as Companies’ equity holders net investment herein. Per share information is therefore also not presented.

•	The revaluation reserve for each entity has been aggregated and separately presented within equity.

•	The non-controlling interests throughout the periods presented are those that relate to the subsidiaries controlled by the Companies but which are not wholly owned by them.

During the year ended December 31, 2020, SMM LLC acquired control of CarShineRussia LLC, which was consolidated in these combined and consolidated financial statements on the basis of the principles discussed below.

Basis of consolidation

The combined and consolidated financial statements incorporate the financial statements of subsidiaries controlled by the Group.

Control is achieved when the Group:

•	Has the power over the investee;

•	Is exposed, or has rights, to variable returns from its involvement with the investee; and

•	Has the ability to use its power to affects its returns.

The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

When the Group has less than a majority of the voting rights of an investee, it considers that it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The Group considers all relevant facts and circumstances in assessing whether or not the Group’s voting rights in an investee are sufficient to give it power, including:

•	The size of the Group’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders;

•	Potential voting rights held by the Group, other vote holders or other parties;

•	Rights arising from other contractual arrangements; and

•

Any additional facts and circumstances that indicate that the Group has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings.

Subsidiaries are those companies in which the Group, directly or indirectly, has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies so as to obtain benefits. The existence and effect of potential voting rights that are presently exercisable or presently convertible are considered when assessing whether the Group controls another entity. Subsidiaries are consolidated from the date on which control is transferred to the Group (acquisition date) and are deconsolidated from the date that control ceases.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used into line with the Group’s accounting policies.

All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between the members of the Group are eliminated on consolidation.

Non-controlling interests in subsidiaries are identified separately from the Group’s equity therein. Those interests of non-controlling shareholders that are present ownership interests entitling their holders to a proportionate share of net assets upon liquidation may initially be measured at fair value or at the non-controlling interests’ proportionate share of the fair value of the acquiree’s identifiable net assets. The choice of measurement is made on an acquisition-by-acquisition basis. Subsequent to acquisition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interests’ share of subsequent changes in equity.

Profit or loss and each component of other comprehensive income are attributed to the owners of the Group and to the non-controlling interests. Total comprehensive income of the subsidiaries is attributed to the owners of the Group and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

Changes in the Group’s interests in subsidiaries that do not result in a loss of control are accounted for as equity transactions. The carrying amount of the Group’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to the owners of the Group.

When the Group loses control of a subsidiary, the gain or loss on disposal recognized in profit or loss is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), less liabilities of the subsidiary and any non-controlling interests. All amounts previously recognized in other comprehensive income in relation to that subsidiary are accounted for as if the Group had directly disposed of the related assets or liabilities of the subsidiary (i.e., reclassified to profit or loss or transferred to another category of equity as required/permitted by applicable IFRS Standards). The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the fair value on initial recognition for subsequent accounting under IFRS 9 when applicable, or the cost on initial recognition of an investment in an associate or a joint venture.

Business combinations

Acquisitions of businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of assets transferred by the Group, liabilities incurred by the Group to the former owners of the acquiree and the equity interest issued by the Group in exchange for control of the acquiree. Acquisition-related costs are recognized in profit or loss as incurred.

At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognized at their fair value at the acquisition date, except that:

•	Deferred tax assets or liabilities and assets or liabilities related to employee benefit arrangements are recognized and measured in accordance with IAS 12 and IAS 19 respectively;

•

Liabilities or equity instruments related to share-based payment arrangements of the acquiree or share-based payment arrangements of the Group entered into to replace share-based payment arrangements of the acquiree are measured in accordance with IFRS 2 at the acquisition date (see below); and

•	Assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 are measured in accordance with that Standard.

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If, after reassessment, the net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer’s previously held interest in the acquiree (if any), the excess is recognized immediately in profit or loss as a bargain purchase gain.

When the consideration transferred by the Group in a business combination includes a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Changes in fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the ‘measurement period’ (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.

The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Other contingent consideration is remeasured to fair value at subsequent reporting dates with changes in fair value recognized in profit or loss.

When a business combination is achieved in stages, the Group’s previously held interests (including joint operations) in the acquired entity are remeasured to its acquisition-date fair value and the resulting gain or loss, if any, is recognized in profit or loss. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are reclassified to profit or loss, where such treatment would be appropriate if that interest were disposed of.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Group reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted during the measurement period (see above), or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed as at the acquisition date that, if known, would have affected the amounts recognized as at that date.

Goodwill

Goodwill is initially recognized and measured as set out above.

Goodwill is not amortized but is reviewed for impairment at least annually. For the purpose of impairment testing, goodwill is allocated to each of the Group’s cash-generating units (or groups of cash-generating units) expected to benefit from the synergies of the combination. Cash-generating units to which goodwill has been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. An impairment loss recognized for goodwill is not reversed in a subsequent period.

On disposal of a cash-generating unit, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

Functional and presentation currency

The Group’s combined and consolidated financial statements are presented in the Russian Rubles (“RUB”). For each company, the Group determines the functional currency and items included in the financial statements of each company are measured using that functional currency. The functional currency of all of the Group companies is the Russian Rubles.

Transactions and balances in foreign currency

Transactions in foreign currencies are initially recorded by the Group’s companies at their respective functional currency spot rates at the date the transaction first qualifies for recognition.

Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rates of exchange at the reporting date.

Differences arising on settlement or translation of monetary items are recognized in profit or loss. Foreign exchange gains and losses are presented in the combined and consolidated statements of profit or loss and comprehensive income within “Finance income” and “Finance cost” on a net basis.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined. The gain or loss arising on translation of non-monetary items measured at fair value is treated in line with the recognition of the gain or loss on the change in fair value of the item (i.e., translation differences on items whose fair value gain or loss is recognized in other comprehensive income or profit or loss are also recognized in other comprehensive income or profit or loss, respectively).

The Central Bank of the Russian Federation has introduced currency control regulations designed to promote the commercial utilization of the Russian Ruble. At the reporting date there were no significant restrictions in respect of conversion of Russian Rubles into other currencies. Nevertheless, the Russian Ruble continues to remain the currency which is not a freely convertible currency outside of the Russian Federation. Within the Russian Federation, official exchange rates are determined by the Central Bank of the Russian Federation.

The following exchange rates were applied in the preparation of these combined and consolidated financial statements:

	RUB/USD	RUB/EURO
January 1, 2019	69.4706	79.4605
December 31, 2019	61.9057	69.3406
December 31, 2020	73.8757	90.6824

Financial instruments—initial recognition and subsequent measurement

A financial instrument is any contract that gives rise to a financial asset of one company and a financial liability or equity instrument of another company.

Financial assets and financial liabilities are initially measured at fair value, except for trade receivables that do not have a significant financing component which are measured at transaction price. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

Financial assets

Initial recognition and measurement

The financial assets of the Group consist of trade and other receivables, cash and cash equivalents. Financial assets are recognized when the Group has a contractual right to receive cash or another financial asset from another party. Purchases and sales of financial assets are generally recognized on a trade date basis.

Financial assets are initially recognized at fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs. Transaction costs incurred for the purchase of financial assets at fair value through profit or loss are recognized immediately in profit or loss.

Subsequent measurement is based on the allocation of the financial assets to the categories according to IFRS 9. Financial assets are classified, at initial recognition, as subsequently measured at amortized cost, fair value through other comprehensive income (OCI), and fair value through profit or loss. The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the

Group’s business model in respect to these financial assets. The Group has applied the practical expedient in regard to Trade receivables that do not contain a significant financing component, therefore they are measured at the transaction price as disclosed in section Revenue recognition.

For purposes of subsequent measurement, financial assets are classified in four categories:

•	Financial assets at amortized cost (debt instruments);

•	Financial assets at fair value through OCI with recycling of cumulative gains and losses (debt instruments);

•	Financial assets designated at fair value through OCI with no recycling of cumulative gains and losses upon derecognition (equity instruments);

•	Financial assets at fair value through profit or loss.

Financial assets at amortized cost (debt instruments)

Financial assets at amortized cost are subsequently measured using the effective interest (EIR) method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired.

The Group’s financial assets at amortized cost includes trade and other receivables.

The Group currently has no financial assets that are classified as subsequently measured at amortized cost, fair value through OCI, and fair value through profit or loss.

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized when:

•	The rights to receive cash flows from the asset have expired; or

•

The Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset

When the Group has transferred its rights to receive cash flows from an asset or has entered into a passthrough arrangement, it evaluates if, and to what extent, it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the Group continues to recognize the transferred asset to the extent of its continuing involvement. In that case, the Group also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

Impairment

The Group recognizes an allowance for expected credit losses (ECL) for all debt instruments not held at fair value through profit or loss. Expected credit losses are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive.

The Group recognizes a loss allowance for expected credit losses on trade and other receivables. The amount of expected credit losses is updated at each reporting date to reflect changes in credit risk since initial recognition of the respective financial instrument.

The Group always recognizes lifetime expected credit losses for trade and other receivables. The expected credit losses on these financial assets are estimated using a provision matrix based on the Group’s historical credit losses experience, adjusted for factors that are specific to the debtors, general economic conditions and an assessment of both the current as well as the forecast direction of conditions at the reporting date, including time value of money where appropriate.

Lifetime expected credit losses represents the expected credit losses that will result from all possible default events over the expected life of a financial instrument. In contrast, 12-month ECL represents the portion of lifetime Expected credit losses that is expected to result from default events on a financial instrument that are possible within 12 months after the reporting date.

The Group considers a financial asset in default when contractual payments are 30 days past due. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

Financial liabilities

Initial recognition and measurement

The Group’s financial liabilities include trade and other payables, lease liabilities and borrowings.

All financial liabilities are recognized initially either at fair value or at amortized costs less directly attributable transaction costs, where applicable.

For the purposes of subsequent measurement, financial liabilities are classified in two categories:

•	Financial liabilities at fair value through profit or loss.

•	Financial liabilities at amortized cost (borrowings, trade and other payables, lease liabilities).

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss. Financial liabilities are classified as held for trading if they are incurred for the purpose of repurchasing in the near term. This category also includes separated embedded derivatives and derivative financial instruments not designated as hedging instruments in hedge relationships as defined by IFRS 9.

Gains or losses on liabilities held for trading are recognized in the statements of profit or loss. Financial liabilities attributable to fair value through profit or loss measurement are designated at the initial date of recognition, and only if the specific criteria in IFRS 9 are satisfied.

Financial liabilities designated upon initial recognition at fair value through profit or loss are designated at the initial date of recognition, and only if the criteria in IFRS 9 are satisfied.

The Group has not designated any financial liability as at fair value through profit or loss.

Financial liabilities at amortized cost

Major financial liabilities of the Group including borrowings, trade and other payables and lease liabilities are attributable to this category. After initial recognition this type of financial liabilities are subsequently measured at amortized cost using the effective interest method. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the effective interest amortization process.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest. The effective interest amortization is included as finance costs in the statements of profit or loss.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the statements of profit or loss.

Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in the combined and consolidated statements of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.

Fair value measurement of financial instruments

All financial assets and liabilities for which fair value is measured or disclosed in the financial statements are categorised within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

•	Level 1—Quoted (unadjusted) market prices in active markets for identical assets or liabilities;

•	Level 2—Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable;

•	Level 3—Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For the purpose of fair value disclosures, the Group has determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy, as explained above.

Property, plant and equipment

Property, plant and equipment, except for motor vehicles, are accounted for and recognized at cost, less any accumulated depreciation and any accumulated impairment losses.

The Group applies revaluation model to motor vehicles, which are presented in the combined and consolidated financial statements at fair value effective on the date of revaluation. The carrying amount of motor vehicles is adjusted to the revalued amount with elimination of accumulated depreciation against the gross carrying amount of the asset.

If an asset’s carrying amount is increased as a result of a revaluation, the increase is recognized in other comprehensive income and accumulated in equity within the Revaluation reserve. The increase is recognized in profit or loss to the extent that it reverses a revaluation decrease of the same asset previously recognized in profit or loss.

If an asset’s carrying amount is decreased as a result of a revaluation, the decrease is recognized in profit or loss. The decrease is recognized in other comprehensive income to the extent of any credit balance existing in the Revaluation reserve in respect of that asset. The decrease is recognized in other comprehensive income reduces the amount accumulated in equity within the Revaluation reserve. Revaluation reserve is not adjusted for depreciation of revalued assets.

Acquisition costs or revalued amount of assets less their residual values are depreciated on a straight-line basis over the useful life of the underlying assets. Residual value is accounted only for motor vehicles and is based on the expected fair value of their disposal after 6 years of operation. The expected useful lives, residual values and depreciation methods are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

Depreciation is based on the following useful lives, which are applied throughout the Group:

• Motor vehicles	5 to 6 years

• Machinery and equipment	2 to 15 years

• Office equipment	2 to 15 years

• Fixtures and fittings	2 to 10 years

• Other property, plant and equipment	2 to 10 years

Depreciation of an asset begins when it is available for use, i.e. when it is in the location and condition necessary for it to be capable of operating in the manner intended by management. Depreciation ceases at the earlier of the date of asset classification as held for sale (or included into a disposal group that is classified as held for sale) in accordance with IFRS 5 or the asset derecognition date.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in the statements of profit or loss and other comprehensive income as “other income” or “other expenses”. The revaluation reserve attributed to derecognized asset is transferred directly to accumulated loss.

Repairs and maintenance expenditure is charged to the statements of profit and loss as incurred as a cost of revenue.

At least as at each reporting date the Group assesses existence of indicators for impairment. If any such indicators identified, the Group estimates the recoverable amount of the assets.

Fair value measurement of non-financial assets

The Group measures non-financial assets such as Motor vehicles included in Property, plant and equipment and Right-of-use assets, at revalued amounts by reference to fair value at each balance sheet date.

Fair value of significant assets, such as motor vehicles, is conducted by an accredited external independent valuer through application of a valuation model recommended by the International Valuation Standards Committee.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

•	In the principal market for the asset or liability, or

•	In the absence of a principal market, in the most advantageous market for the asset or liability.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximising the use of relevant observable inputs and minimising the use of unobservable inputs.

Leases

The Group leases motor vehicles, office premises and equipment.

The Group assesses whether a contract is or contains a lease, at inception of the contract. The Group recognizes a right-of-use asset and a corresponding lease liability with respect to all lease arrangements in which it is the lessee, except for short-term leases (defined as leases with a lease term of 12 months or less) and leases of low value assets (such as tablets and personal computers, small items of office furniture and telephones). For these leases, the Group recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease unless another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed. The Group uses recognition exemption specified in IFRS 16 “Leases” for short-term leases of office premises.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the Group uses its incremental borrowing rate.

Lease payments included in the measurement of the lease liability comprise:

•	Fixed lease payments (including in-substance fixed payments), less any lease incentives receivable;

•	Variable lease payments that depend on an index or rate, initially measured using the index or rate at the commencement date;

•	The amount expected to be payable by the lessee under residual value guarantees;

•	The exercise price of purchase options, if the lessee is reasonably certain to exercise the options; and

•	Payments of penalties for terminating the lease, if the lease term reflects the exercise of an option to terminate the lease.

The lease liability is presented as a separate line in the combined and consolidated statements of financial position.

The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made.

The Group remeasures the lease liability (and makes a corresponding adjustment to the related right-of-use asset) whenever:

•

The lease term has changed or there is a significant event or change in circumstances resulting in a change in the assessment of exercise of a purchase option, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate.

•

The lease payments change due to changes in an index or rate or a change in expected payment under a guaranteed residual value, in which cases the lease liability is remeasured by discounting the revised lease payments using an unchanged discount rate (unless the lease payments change is due to a change in a floating interest rate, in which case a revised discount rate is used).

•

A lease contract is modified and the lease modification is not accounted for as a separate lease, in which case the lease liability is remeasured based on the lease term of the modified lease by discounting the revised lease payments using a revised discount rate at the effective date of the modification.

The right-of-use assets comprise the initial measurement of the corresponding lease liability, lease payments made at or before the commencement day, less any lease incentives received and any initial direct costs. They are subsequently measured at cost less accumulated depreciation and impairment losses except for motor vehicle leases. The Group applies revaluation model to motor vehicles described under Property, plant and equipment.

Whenever the Group incurs an obligation for costs to dismantle and remove a leased asset, restore the site on which it is located or restore the underlying asset to the condition required by the terms and conditions of the lease, a provision is recognized and measured under IAS 37. To the extent that the costs relate to a right-of-use asset, the costs are included in the related right-of-use asset, unless those costs are incurred to produce inventories.

Right-of-use assets are depreciated over the shorter period of lease term and useful life of the right-of-use asset. If a lease transfers ownership of the underlying asset or the cost of the right-of-use asset reflects that the Group expects to exercise a purchase option, the related right-of-use asset is depreciated over the useful life of the underlying asset. The depreciation starts at the commencement date of the lease.

The right-of-use assets are presented as a separate line in the combined and consolidated statements of financial position.

The Group applies IAS 36 to determine whether a right-of-use asset is impaired and accounts for any identified impairment loss as described in the ‘Property, Plant and Equipment’ policy.

Variable rents that do not depend on an index or rate are not included in the measurement the lease liability and the right-of-use asset.

As a practical expedient, IFRS 16 permits a lessee not to separate non-lease components, and instead account for any lease and associated non-lease components as a single arrangement. The Group has used this practical expedient. For contracts that contain a lease component and one or more additional lease or non-lease components, the Group allocates the consideration in the contract to each lease component on the basis of the relative stand-alone price of the lease component and the aggregate stand-alone price of the non-lease components.

Intangible assets

Intangible assets of the Group consist of software licenses. The Group does not have intangible assets with indefinite useful lives.

Software licenses acquired are capitalised in the amount of cost of their acquisition and implementation.

Development expenditure, directly attributable to identifiable and unique software controlled by the Group, is recognized if, and only if, all of the following conditions have been demonstrated:

•	The technical feasibility of completing the intangible asset so that it will be available for use or sale;

•	The intention to complete the intangible asset and use or sell it;

•	The ability to use or sell the intangible asset;

•	How the intangible asset will generate probable future economic benefits;

•	The availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and

•	The ability to measure reliably the expenditure attributable to the intangible asset during its development.

Amortization is charged on a straight-line basis over their estimated useful lives. Depreciation is based on the following useful lives, which apply uniformly throughout the Group:

• Software	2 to 3 years

• Internally developed software	2 to 10 years

Software with a useful life of one year or less are included in the line of the statements of financial position as other current assets.

At least as at each reporting date the Group assesses existence of indicators for impairment. If any such indicators identified, the Group estimates the recoverable amount of the intangible assets as the higher of value in use and fair value less costs to sell.

If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease and to the extent that the impairment loss is greater than the related revaluation surplus, the excess impairment loss is recognized in profit or loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. A reversal of an impairment loss is recognized immediately in profit or loss to the extent that it eliminates the impairment loss which has been recognized for the asset in prior years. Any increase in excess of this amount is treated as a revaluation increase.

Taxation

The income tax benefit (expense) represents the sum of the tax currently payable and deferred tax.

Current tax

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in profit or loss because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

A provision is recognized for those matters for which the tax determination is uncertain but it is considered probable that there will be a future outflow of funds to a tax authority under the heading of the Income tax payables. The provisions are measured at the best estimate of the amount expected to become payable. The assessment is based on the judgement of tax professionals within the Group supported by previous experience in respect of such activities and in certain cases based on specialist independent tax advice.

Deferred tax

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognized if the temporary difference arises from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit. In addition, a deferred tax liability is not recognized if the temporary difference arises from the initial recognition of goodwill.

Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries and associates, and interests in joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilise the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realized based on tax laws and rates that have been enacted or substantively enacted at the reporting date.

The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

For the purposes of measuring deferred tax liabilities and deferred tax assets for motor vehicles that are measured using the fair value model, the revaluation or restatement of an asset are presumed to not affect taxable profit in the period of the revaluation or restatement and, consequently, the tax base of the asset is not adjusted. Nevertheless, the future recovery of the carrying amount will result in a taxable flow of economic benefits to the Group and the amount that will be deductible for tax purposes will differ from the amount of those economic benefits. The difference between the carrying amount of a revalued asset and its tax base is a temporary difference and gives rise to a deferred tax liability or asset.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

Current tax and deferred tax for the year

Current and deferred tax are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity respectively. Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.

Inventories

Inventories are stated at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. Cost of inventory is determined on the weighted average cost basis.

Provisions and accruals

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. When the Group expects some or all of a provision to be reimbursed, for example, under an insurance contract, the reimbursement is recognized as a separate asset, but only when the reimbursement is virtually certain. The expense relating to a provision is presented in the statements of profit or loss net of any reimbursement.

If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, when appropriate, the risks specific to the liability. When discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

The Group recognizes provision for car repairs to reflect its obligations to repair damaged cars under lease contracts. Provision is accrued at the management best estimate of the expenditure required to bring cars to operational condition after car accidents.

Accruals are liabilities to pay for goods or services that have been received or supplied but have not been paid, invoiced or formally agreed with the supplier, including amounts due to employees.

A liability is recognized for benefits accruing to employees in respect of wages and salaries, annual leave and sick leave in the period the related service is rendered at the undiscounted amount of the benefits expected to be paid in exchange for that service.

Revenue recognition

Revenue is recognized when the control of promised goods or services is transferred to the Group’s customers in an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services. The Group identifies its contracts with customers and all performance obligations within those contracts. The Group then determines the transaction price and allocates the transaction price to the performance obligations within the Group’s contracts with customers, recognizing revenue when, or as, the Group satisfies its performance obligations.

Discounts, bonuses and VAT-sales are deducted from the revenue recognized in the statements of profit or loss.

The Group’s principal revenue streams are disclosed below:

Revenue from car sharing services

The Group identifies a contract with customer as a contract for car sharing services according to the tariff chosen by the customer.

The Group believes, that during rental the customer simultaneously receives and consumes the benefits provided by the Group’s performance and the Group recognizes revenue over time.

When the customers complete a car sharing rent, payment for the services rendered is withdrawn from their bank card.

Revenue from long-term rent

Revenue from long-term rent is recognized over time with correspondence to the term of the respective rent. Advances paid by customers before the commencement of the car rent, which have not yet been offset with the Group`s right to receive payment occurred as the resulted of fulfilled performance obligation, are accounted as contract liabilities.

Revenue from delivery services

Delivery revenue consists from retailers’ commissions for courier services rendered by the Group. Commission is charged for each order delivered to a final customer of retailer and delivery operators who pays upon delivery of goods. Revenue from delivery services is recognized at a point in time when a customer’s order is completed.

Revenue from used motor vehicles sales

Used motor vehicles, especially those which operation in the Group`s business exceeds 6 years, can be sold to third parties. The revenue from sale of such motor vehicles are recognized at the date of title transfer and upon delivery of the motor vehicle to the customer.

Other incidental customer fees

Other incidental customer fees is comprised of income from settlement of accident claims and other incidental customer fees and related income.

Government grants

Government grants are recognized where there is reasonable assurance that the grant will be received and all attached conditions will be complied with. When the grant relates to an expense item, it is recognized as income on a systematic basis over the periods that the related costs, for which it is intended to compensate, are expensed. When the grant relates to an asset, it is recognized as income in equal amounts over the expected useful life of the related asset.

When the Group receives grants of non-monetary assets, the asset and the grant are recorded at nominal amounts and released to profit or loss over the expected useful life of the asset, based on the pattern of consumption of the benefits of the underlying asset by equal annual instalments.

Government grants that are receivable as compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the Group with no future related costs are recognized in profit or loss in the period in which they become receivable.

3. CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Applying the Group’s accounting policies, which are described in Note 2, requires certain subjective accounting estimates and assumptions to be made about the carrying amount of assets and liabilities, disclosure of contingent assets and liabilities, as well as assessed value of income and expenses recognized in the reporting period, that are not readily apparent from other sources. Estimates and underlying assumptions are formed on the basis of past experience, current and expected economic and other factors that are believed to be reasonable under the circumstances. The actual results may differ from these assumptions.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised, even if the revision affects only the current period. If revisions to accounting estimates affect both current and subsequent periods, such revisions are recognized both in current and subsequent periods.

Critical judgements in applying the Group’s accounting policies

The following are the critical judgements, that management have made in the process of applying the Group’s accounting policies and that have the most significant effect on the amounts recognized in financial statements:

The purchase option in the measurement of each lease liability

A lease liability includes the exercise price of purchase option if management is reasonably certain to exercise that option.

In assessing whether it is reasonably certain to exercise an option to extend a lease, management applies judgment and considers all relevant factors that create an economic incentive for it to exercise that option, including any expected changes in facts and circumstances from the commencement date until the exercise date of the option.

Considering existing terms of the Group’s lease contracts management has concluded that they are reasonably certain to exercise purchase options because the exercise price is commensurate with the compensation that is required to be paid to lessors if vehicles are not purchased at the end of the lease term.

Control over subsidiary CarShineRussia LLC

Note 6 describes that CarShineRussia LLC is a subsidiary of the Group from October 2020. In The year ended December 31, 2020, the Group acquired 40% equity interest in CarShineRussia LLC ownership and obtained additional potential voting rights in the form of a call option for 25% of its equity which is exercisable during the following five years. The remaining 60% in this company is held by two original shareholders that are unrelated to the Group, owning 35% and 25%, respectively.

Management concluded that considering the potential voting rights and other relevant factors the Group has the present ability to direct all relevant activities of CarShineRussia LLC and therefore the Group has control. CarShineRussia LLC is consolidated in these financial statements starting from October 2020.

Had management concluded that the Group did not control CarShineRussia LLC its investment would instead have been classified as an associate and the Group would have accounted for it using the equity method of accounting.

Key sources of estimation uncertainty

The key assumptions concerning the future, and other key sources of estimation uncertainty at the reporting period that may have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.

Income tax

Deferred tax assets are reviewed at each statements of financial position date and reduced to the extent that it is not probable that sufficient taxable income will be available to allow all or part of the deferred tax asset to be utilized.

Various factors are considered to assess the probability of the future utilization of deferred tax assets, including past operating results, operational plans and tax planning strategies. If actual results differ from these estimates or if these estimates must be adjusted in future periods, the financial position, results of operations and cash flows may be affected.

Specifically, management’s judgment regarding future utilization of tax losses carried forward was made in the context of assessing overall viability of the Group’s business model and its continued development resulting in improvement in our operating margins. It was additionally based on the increase of volume of car rentals and registered customers despite the negative impact of COVID-19 during the year ended December 31, 2020, as well as introduction of delivery services, continuing improvement in the underlying cost of financing implicit in the new and modified lease agreements for our car fleet, and synergies that are expected to be realized from the acquisition of CarShineRussia LLC. Our estimate of future taxable profits that are likely to be available to offset accumulated tax losses in excess of existing deductible temporary differences for each entity in our Group is based on our current budged and five-year business plan. We do not recognize any deferred tax assets with respect to taxable profits that might be generated beyond our five-year planning horizon.

Additionally, there is currently no time limit for utilization of prior periods’ tax losses carried forward in Russia, although the tax law specifies that for the years 2017-2021 tax losses of prior periods cannot offset more than 50% of the each year’s taxable profits. Our estimate of future taxable profits that are likely to be available to offset accumulated tax losses in excess of existing deductible temporary differences for each entity in our Group is based on our current budget and five-year business plan. We do not recognize any deferred tax assets with respect to taxable profits that might be generated beyond our five-year planning horizon.

Further details on income taxes are disclosed in Note 13.

Leases—Estimating the incremental borrowing rate

The value of a lease liability is based on management estimates of lease term as well as an incremental borrowing rate (IBR) used to discount remaining lease payments.

The IBR is the rate of interest that the Group would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. Since the Group has not attracted material borrowings from third parties in the current and prior periods, the IBR requires management estimation.

The Group estimates the IBR using observable inputs for risk-free rate available from external sources with equal time to maturity adjusted to reflect the credit standing of the lessee and the economic environment in which the transaction occurs. The credit standing determined based on the credit spread of default probabilities of companies operating in various industries adjusted by a coefficient reflecting the specifics of the emerging market.

Revaluation of right-of-use assets

The Group measures the motor vehicles presented in right-of-use assets at revalued amounts, with changes in fair value being recognized in statements of profit or loss and other comprehensive income.

Motor vehicles were valued by management with the assistance of an independent appraiser by reference to the secondary retail market for used cars having similar characteristics (brand, model, year of manufacture). Specifically, inputs were referenced to the market price of vehicles that do not require repairs, as the Group creates a provision for expected costs of vehicle repairs based on pre-orders (for more details, see “Provisions and accruals” in Note 3). Determination of the fair value of motor vehicles as at the valuation date was carried out using a direct comparative approach and methods of correlation-regression analysis.

There is currently no available information for the market prices of cars that were used in car sharing businesses. The Group’s own historical data on sales of used vehicles is also very limited. Therefore valuation is based on the assumption that the Group’s vehicles may be sold on the secondary market at prices similar to those at which transactions are observed on the market for corporate fleets and cars that were in private use.

The carrying values of the Group’s leased motor vehicles as at December 31, 2020, December 31, 2019 and January 1, 2019 are disclosed in Note 15.

4. ADOPTION OF NEW OR REVISED STANDARDS AND INTERPRETATIONS

At the date of approval of this combined and consolidated financial statements, the following IFRS, not mandatory for adoption in the reporting periods beginning on or after January 1, 2020, were issued:

•	IFRS 17 Insurance Contracts (January 1, 2023);

•	Amendments to IAS 1: Classification of Liabilities as Current or Non-current (January 1, 2023);

•	Reference to the Conceptual Framework—Amendments to IFRS 3 (January 1, 2022);

•	Property, Plant and Equipment: Proceeds before Intended Use—Amendments to IAS 16 (January 1, 2022);

•	Onerous Contracts – Costs of Fulfilling a Contract—Amendments to IAS 37 (January 1, 2022);

•	IFRS 1 First-time Adoption of International Financial Reporting Standards—Subsidiary as a first-time adopter (January 1, 2022);

•	IFRS 9 Financial Instruments—Fees in the ‘10 per cent’ test for derecognition of financial liabilities (January 1, 2022);

•	IAS 41 Agriculture—Taxation in fair value measurements (January 1, 2022).

•	The Group has not early adopted these standards, amendments and interpretations.

•

Management of the Group does not expect that the application of new standards, amendments and interpretations will have material impact on the financial statements for the periods when they become effective.

5. FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

These combined and consolidated financial statements were prepared by management of the Group for the first time. The date of transition to IFRS is January 1, 2019.

IFRS 1 “First-time Adoption of International Financial Reporting Standards” requires retrospective application of the latest version of the IFRS effective as at December 31, 2020.

The estimation of effect derived from transition to IFRS from Russian Accounting Standards (hereinafter referred to as “RAS”) is conducted as at the date of transition on January 1, 2019 and as at the end of the latest period presented in these combined and consolidated financial statements on December 31, 2020. The nature of transition effect on equity and comprehensive loss is specified in the tables below, with the “equity of the Group according to RAS” in each period representing the aggregated equity amounts for each legal entity within the combination:

		December 31, 2020	January 1, 2019
	Equity of the Group according to RAS	(1,981)	(252)
	Correction of RAS errors
(i)	Trade and other payables and other current liabilities	(2)	(30)
(ii)	Provisions	—	(6)

	Equity of the Group according to RAS after corrections	(1,983)	(288)

	IFRS adjustments
(iii)	Property, plant and equipment	38	1
(iv)	Intangible assets	(57)	(2)
(v)	Right-of-use assets	2,683	(967)
(vi)	Inventories	(4)	—
(vii)	Trade and other receivables and other current assets	(23)	(20)
(viii)	Borrowings	11	10
(ix)	Lease liabilities	(2,922)	304
(x)	Deferred tax	(38)	143
(xi)	Acquisition of subsidiary	1	—

	Equity of the Group according to IFRS	(2,294)	(819)

		Year ended December 31, 2020
	Total comprehensive loss for the period according to RAS	(2,633)

	Correction of RAS errors
(i)	Trade and other payables and other current liabilities	1

	Total comprehensive loss for the period according to RAS after corrections	(2,632)
	IFRS adjustments
(iii)	Property, plant and equipment	37
(iv)	Intangible assets	(2)
(v)	Right-of-use assets	3,084
(vi)	Inventories	(2)
(vii)	Trade and other receivables and other current assets	19
(viii)	Borrowings	(13)
(ix)	Lease liabilities	(1,859)
(x)	Deferred tax	(347)
(xi)	Acquisition of subsidiary	15

	Total comprehensive loss for the period according to IFRS	(1,700)

The adjustments above refer to the differences between RAS and IFRS frameworks. The transition effect on equity as at January 1, 2019 and as reconciled as at December 31, 2020 incurred due to the following reasons:

(i)

The correction of errors made in RAS related to differences at the time of recognition of expenses pertaining to trade and other payables and other current liabilities impacted the equity opening balance for the amount of RUB 30 million (December 31, 2020: RUB 2 million) and financial results in the year ended December 31, 2020 for the amount of RUB 1 million.

(ii)	The correction of errors made in RAS related to the consistency of application of accounting policies impacting provisions impacted the equity opening balance for the amount of RUB 6 million.

(iii)

As at January 1, 2019, The Group uses the fair value as deemed cost in the combined and consolidated statements of financial position for motor vehicles. The adjustment to the carrying amounts reported under the previous RAS effects on equity opening balance in the amount of RUB 1 million. Under RAS depreciation rules, the ‘residual value’ of property, plant and equipment measurement is assumed to be zero. Under IFRS, residual value is based on the expected fair value of the property plant and equipment at the end of useful life. Effects in the amount of RUB 21 million as at December 31, 2020 and RUB 16 million on financial results relate to using of deemed cost, different useful lives and residual value when calculating depreciation of motor vehicles. In accordance with IFRS, the Group used a revaluation model for the measurement of motor vehicles. The Group recognized the net effect from revaluation in the amount of RUB 21 million gain in the year ended December 31, 2020. Accumulated effect of revaluation as at December 31, 2020 accounted for RUB 17 million.

(iv)

Recognition criteria of intangible assets in IFRS differ from ones in RAS. A number of intangible assets in RAS do not meet the recognition criteria in IFRS and were derecognized. The effect of the change is RUB 2 million on equity opening balance (December 31, 2020: RUB 57 million) and RUB 2 million on the year ended December 31, 2020 financial result.

(v)

Under RAS, initial cost of right-of-use assets include all lease payments. As at January 1, 2019, The Group uses the fair value as deemed cost in the combined and consolidated statements of financial position for motor vehicles. The difference between deemed cost and carrying amounts reported under the previous RAS was recognized in equity at the date of transition to IFRSs in the amount of RUB 967 million. Under RAS, depreciation rules the ‘residual value’ of motor vehicles is assumed to be zero. Under IFRS, residual value is based on the expected fair value of motor vehicles at the end of useful life. Effects in the amount of RUB 1,045 million as at December 31, 2020 and RUB 1,157 million on financial results relate to using of deemed cost, different useful lives and residual value when calculating depreciation of motor vehicles. In accordance with IFRS, the Group used a revaluation model for the measurement of motor vehicles after recognition. The Group recognized the net effect from revaluation in the amount of RUB 1,927 million income in the year ended December 31, 2020. Accumulated effect relate to using of revaluation model as at December 31, 2020 accounted for RUB 1,638 million.

(vi)

Adjustment of inventory balance includes write-offs to the net realizable value amounted RUB 2 million on financial result in the year ended December 31, 2020 (December 31, 2020: RUB 4 million). RAS requires inventories to be written down to realizable value, not adjusted by the estimated costs necessary to make the sale.

(vii)

Recognition in IFRS an expected credit loss effects on equity opening balance accounted for RUB 20 million (December 31, 2020: RUB 21 million) and RUB 18 million income on financial result in the year ended December 31, 2020. Discounting long-term receivables effects on equity balance accounted for RUB 2 million as at December 31, 2020 and RUB 1 million income on financial result in the year ended December 31, 2020.

(viii)

Recognition in IFRS for non-interest-bearing borrowings at amortized cost by RUB 13 million in the year ended December 31, 2020 in financial results, effect on equity opening balance accounted for RUB 10 million (December 31, 2020: RUB 11 million). In accordance with RAS, non-interest-bearing borrowings were recognized as nominal cost.

(ix)

In accordance with the RAS rules, financial lease liabilities are recognized at the present value of the lease payments, operating lease assets and liabilities are not recognized. Under IFRS lease liabilities are measured at amortized cost. In case of modification of lease agreement lease liability remeasuring by discounting the revised lease payments using a revised discount rate. Effect on equity opening balance accounted for RUB 304 million (December 31, 2020: RUB 2,922 million). Lease interest in the amount of RUB 1,257 million and expenses related to the lease modifications in the amount of RUB 602 million accounted on financial result in the year ended December 31, 2020.

(x)	Deferred tax assets and liabilities relating to the adjustments described above were recognized of assets and liabilities.

(xi)

The adjustment relates to the acquisition of CarShineRussia LLC. Under RAS, investments in subsidiaries are recognised at cost and not consolidated. The profit of CarShineRussia LLC recognised in the Group’s combined and consolidated financial statements from the date of acquisition amounted to RUB 15 million; the total accumulated effect on equity as at December 31, 2020 was RUB 1 million.

Under RAS, cash flows from operating activities are reported using the direct method. Under IFRS, indirect method has been used. The comparison of RAS and IFRS operating activities in the combined and consolidated statements of cash flows is not applicable.

For financial and investing activities material adjustments to the combined and consolidated statements of cash flows for the year ended December 31, 2020 as follow:

(i)	Prepaid lease rentals under IFRS are included in investing activities in the amount of RUB 200 million. Under RAS rules prepaid lease rentals are included in financing activities.

(ii)	Interest on borrowings paid in the amount of RUB 12 million are related to financing activities in the year ended December 31, 2020. Under RAS included in operating activities.

(iii)	Payments related to operating leases are included in financial activities in the amount of RUB 367 million. Under RAS rules these payments are included in operating activities.

6. ACQUISITION OF A SUBSIDIARY

In October 2020, SMM LLC acquired 40% of the equity interest in CarShineRussia LLC. At the same time, SMM LLC received an irrevocable offer (effectively, a call option) and a written put option to acquire additional 25% of equity interest in CarShineRussia LLC. This transaction resulted in the Group obtaining control over CarShineRussia LLC and was accounted for as an acquisition of business.

The Group acquired CarShineRussia LLC to scale up and enhance its own expertise in fleet repair and maintenance.

The Group has elected to value the non-controlling interests using their proportionate share of the acquiree’s identifiable net assets.

Assets acquired and liabilities assumed

The fair values of the identifiable assets and liabilities of CarShineRussia LLC as at the date of acquisition were as follows:

Fair value recognized on acquisition
Assets
Property, plant and equipment (Note 14)	2
Right-of-use assets (Note15)	2
Deferred tax assets (Note13)	1
Inventories	21
Trade and other receivables	64
Cash and cash equivalents	13
Other current assets	7

110

Liabilities
Borrowings (Note 28)	(7)
Lease liabilities (Note 28)	(2)
Trade and other payables	(62)
Income tax payables	(4)
Other liabilities	(12)

(87)

Total identifiable net assets at fair value	23

Non-controlling interests	14
Purchase consideration transferred	48

Goodwill arising on acquisition (Note 17)	39

CarShineRussia LLC provides services to the Group only and therefore its acquisition has not impacted the Group’s revenue.

The goodwill of RUB 39 million comprises the value of expected synergies arising from the acquisition. The goodwill recognized is not expected to be deductible for income tax purposes.

Consideration transferred was as follows:

Purchase consideration
Cash paid	—
Liability recognized for gross obligation under put option	80
Option premium recognized in equity	32

Total	48

Transaction costs were expensed and are included in general and administrative expenses.

7. REVENUE

Disaggregated revenue information

Set out below is the disaggregation of the Group’s revenue from contracts with customers by type and timing of revenue recognition:

		Year ended December 31,
	Recognition	2020	2019
Revenue from car sharing services	over time	5,170	4,279
Other incidental customer fees	at a point time	953	606
Revenue from long-term rent	over time	176	104
Revenue from delivery services	at a point time	148	—
Revenue from used motor vehicles sales	at a point time	—	23
Other revenue	at a point time	2	—

Total		6,449	5,012

Contract balances

The following table provides information about the Group’s accounts receivable and contract liabilities from contracts with customers:

	December 31, 2020	December 31, 2019	January 1, 2019
Trade receivables (Note 20)	100	63	17
Contract liabilities	(13)	(14)	—

Contract liabilities include customer advances.

8. COST OF REVENUE

	Year ended December 31,
	2020	2019
Car repair and maintenance	(1,667)	(1,597)
Fuel (including re-fuelling services)	(1,320)	(1,315)
Depreciation of right-of-use assets	(918)	(722)
Salaries and social contributions	(592)	(672)
Parking permissions	(351)	(272)
Delivery service	(77)	—
Amortization of intangible assets	(60)	(8)
Depreciation of property, plant and equipment	(9)	(2)
Expenses from the sale of vehicles	—	(25)
Other	(1,383)	(875)

Total	(6,377)	(5,488)

9. SALES AND MARKETING EXPENSES

	Year ended December 31,
	2020	2019
Advertising and marketing	(407)	(421)
Salaries and social contributions	(29)	(24)

Total	(436)	(445)

10. GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31,
	2020	2019
Salaries and social contributions	(630)	(579)
Information services and communication	(171)	(125)
Expected credit losses of trade receivables	(72)	(71)
Depreciation of property, plant and equipment	(24)	(11)
Audit and accounting fees	(12)	(18)
Amortization of intangible assets	(8)	(4)
Other	(183)	(175)

Total	(1,100)	(983)

11. OTHER INCOME/(EXPENSES)

	Year ended December 31,
	2020	2019
Other income
Reversal of an impairment loss on a right-of-use asset	304	—
Subsidies received	182	42
Compulsory civil liability insurance proceeds	163	106
Insurance compensation received for damage of vehicles	12	—
Reversal of impairment loss on property, plant and equipment	9	—
Gain on disposal of property, plant and equipment, net	2	—
Reversal of provision for receivables accrued	2	4
Other	42	24

Total other income	716	176

Other expenses
Impairment of a right-of-use asset	(60)	(361)
VAT write-off	(39)	(8)
Loss on lease terminations	(31)	(3)
Write-off of receivables	(17)	(4)
Provision for other current assets	(2)	(15)
Impairment of property, plant and equipment	—	(12)
Loss on disposal of property, plant and equipment, net	—	(9)
Other	(29)	(13)

Total other expenses	(178)	(425)

In the year ended December 31, 2020, government grants of RUB 182 million (2019: RUB 42 million) were received as part of a government initiative to provide financial support to car sharing entities received towards lease payments made by the Group. There are no future related costs in respect of these grants and they were received solely as compensation for costs incurred in the past year. There are no unfulfilled conditions or other contingencies attached to these grants.

12. FINANCE INCOME/(COSTS)

	Year ended December 31,
	2020	2019
Finance income
Foreign exchange gain, net	12	—
Interest receivable	3	—

Total finance income	15	—

Finance costs
Lease interest expense	(1,257)	(1,063)
Borrowing interest expense	(705)	(543)
Expenses related to the lease modifications	(602)	(305)
Foreign exchange loss, net	—	(34)
Other finance expenses	—	(52)

Total finance costs	(2,564)	(1,997)

The Group has revised lease payments due to separation of non-lease components and changes of lease terms due to the COVID-19 pandemic. The Group has remeasured the lease liability using the revised lease payments and the revised discount rate, resulting in an increase in the total lease liability of RUB 602 million (2019: RUB 305 million), which has been recognized as expenses related to the lease modifications in profit or loss.

13. INCOME TAX

Major components of the income tax benefit are:

	Year ended December 31,
	2020	2019
Current tax	(6)	(7)
Adjustments in respect of prior years	(11)	—
Deferred tax	436	584

Corporation income tax:	419	577

The standard rate of corporation tax applied to reported profit is 20% (2019: 20%):

	Year ended December 31,
	2020	2019
Loss before tax on continuing operations	(3,475)	(4,150)
Tax at the Russian Federation corporation tax rate of 20%	695	830
Tax effect of expenses that are not deductible in determining taxable profit net	(265)	(253)
Adjustments in respect of prior years	(11)	—

Tax expense for the year	419	577

In addition to the amount charged to profit or loss, the following amounts relating to tax have been recognized in other comprehensive income:

	Year ended December 31,
	2020	2019
Items that will not be reclassified subsequently to profit or loss:
Losses on property revaluation	(337)	(16)

	(337)	(16)

	As at January 1, 2020			Charge to other comprehensive income		As at December 31, 2020
	Deferred tax assets	Deferred tax liabilities	Charge to profit or loss		Acquisition of subsidiaries	Deferred tax assets	Deferred tax liabilities
Right-of-use assets	302	—	83	(337)	—	48	—
Property, plant and equipment	—	(317)	(354)	—	—	—	(671)
Intangible assets	11	—	—	—	—	11	—
Trade receivables and other non-financial assets	8	—	16	—	—	24	—
Inventories	—	—	—	—	1	1	—
Borrowings	3	—	3	—	—	6	—
Provisions	14	—	10	—	—	24	—
Losses of previous years	846	—	678	—	—	1,524	—

	1,184	(317)	436	(337)	1	1,638	(671)

	As at January 1, 2019			Charge to other comprehensive income	As at December 31, 2019
	Deferred tax assets	Deferred tax liabilities	Charge to profit or loss		Deferred tax assets	Deferred tax liabilities
Right-of-use assets	132	—	184	(14)	302	—
Property, plant and equipment	—	(44)	(271)	(2)	—	(317)
Intangible assets	—	—	11	—	11	—
Trade receivables and other non-financial assets	4	—	4	—	8	—
Borrowings	—	—	3	—	3	—
Provisions	3	—	11	—	14	—
Losses of previous years	204	—	642	—	846	—

	343	(44)	584	(16)	1,184	(317)

Significant management judgment about the timing of future events, including the expectations of future taxable income, available tax planning strategies and other relevant factors, is required in determining whether the realization of deferred tax assets is probable. We recognize deferred tax assets arising from unused tax losses only to the extent that there is convincing evidence that sufficient taxable income will be available against which the unused tax losses may be utilised. The Group has determined that it is appropriate to recognise a deferred tax asset in the amount of RUB 1,524 million as at December 31, 2020 (December 31, 2019: RUB 846 million). A deferred tax asset in the amount of RUB 98 million was not recognized as at December 31, 2020. If actual events differ from our estimates, or to the extent that these estimates are adjusted in the future, changes in the amount of an unrecognized deferred tax asset could materially impact our results of operations.

14. PROPERTY, PLANT AND EQUIPMENT

	Motor vehicles	Office equipment	Machinery and equipment (except office)	Fixtures and fittings	Other property, plant and equipment	Assets under construction	Total
Initial cost
As at January 1, 2019	20	21	4	2	1	—	48

Additions/internal transfers	88	20	5	1	1	1	116
Transfer from Right-of-use asset	7	—	—	—	—	—	7
Eliminating the accumulated depreciation against the gross carrying amount of the asset	(3)	—	—	—	—	—	(3)
Revaluation	(4)	—	—	—	—	—	(4)
Disposals	(12)	(2)	—	—	—	—	(14)

As at December 31, 2019	96	39	9	3	2	1	150

Additions/internal transfers	5	16	2	5	55	4	87
Transfer from Right-of-use asset	1	—	—	—	—	—	1
Transfer to other assets	—	—	—	—	—	(1)	(1)
Acquisition of subsidiaries	—	—	2	—	—	—	2
Eliminating the accumulated depreciation against the gross carrying amount of the asset	(6)	—	—	—	—	—	(6)
Revaluation	21	—	—	—	—	—	21
Disposals	(4)	(2)	—	—	—	—	(6)

As at December 31, 2020	113	53	13	8	57	4	248

Accumulated depreciation
As at January 1, 2019	—	(5)	(1)	(1)	—	—	(7)

Depreciation charge	(3)	(9)	—	—	(1)	—	(13)
Transfer from Right-of-use asset	(1)	—	—	—	—	—	(1)
Eliminating the accumulated depreciation against the gross carrying amount of the asset	3	—	—	—	—	—	3
Disposals	1	1	—	—	—	—	2

As at December 31, 2019	—	(13)	(1)	(1)	(1)	—	(16)

Depreciation charge	(6)	(16)	(2)	(1)	(8)	—	(33)
Eliminating the accumulated depreciation against the gross carrying amount of the asset	6	—	—	—	—	—	6
Disposals	—	1	—	—	—	—	1

As at December 31, 2020	—	(28)	(3)	(2)	(9)	—	(42)

Net book value
As at January 1, 2019	20	16	3	1	1	—	41

As at December 31, 2019	96	26	8	2	1	1	134

As at December 31, 2020	113	25	10	6	48	4	206

The carrying amount that would have been recognized had the motor vehicles been carried under the cost model equals RUB 83 million as at December 31, 2020, RUB 100 million as at December 31, 2019.

There were no pledged property, plant and equipment at reporting dates.

15. RIGHT-OF-USE ASSETS

The carrying amount that would have been recognized had motor vehicles been carried under the cost model equals RUB 8,958 million as at December 31, 2020 (2019: RUB 7,150 million).

	Motor vehicles	Machinery and equipment (except office)	Total
Initial cost
As at January 1, 2019	3,889	—	3,889

Additions	3,987	—	3,987
Transfer to Property, plant and equipment	(7)	—	(7)
Transfer to other assets	(5)	—	(5)
Eliminating the accumulated depreciation against the gross carrying amount of the asset	(671)	—	(671)
Revaluation	(289)	—	(289)
Disposals	(52)	—	(52)

As at December 31, 2019	6,852	—	6,852

Additions	2,817	12	2,829
Transfer to Property, plant and equipment	(1)	—	(1)
Transfer to other assets	—	—	—
Acquisition of subsidiaries	—	2	2
Eliminating the accumulated depreciation against the gross carrying amount of the asset	(890)	—	(890)
Revaluation	1,927	—	1,927
Disposals	(32)	—	(32)

As at December 31, 2020	10,673	14	10,687

Accumulated depreciation
As at January 1, 2019	—	—	—

Depreciation charge	(722)	—	(722)
Transfer to Property, plant and equipment	1	—	1
Transfer to other assets	2	—	2
Eliminating the accumulated depreciation against the gross carrying amount of the asset	671	—	671
Disposals	48	—	48

As at December 31, 2019	—	—	—

Depreciation charge	(918)	—	(918)
Eliminating the accumulated depreciation against the gross carrying amount of the asset	890	—	890
Disposals	28	—	28

As at December 31, 2020	—	—	—

Net book value
As at January 1, 2019	3,889	—	3,889
As at December 31, 2019	6,852	—	6,852

As at December 31, 2020	10,673	14	10,687

	Year ended December 31,
Amounts recognized in profit and loss	2020	2019
Depreciation expense on right-of-use assets	918	722
Interest expense on lease liabilities	1,257	1,063
Expense relating to short-term leases	36	36

	2,211	1,821

16. INTANGIBLE ASSETS

	Software	Internally developed software	In progress intangible assets	Total
Initial cost
As at January 1, 2019	12	8	15	35

Additions/internal transfers	18	183	(15)	186

As at December 31, 2019	30	191	—	221

Additions/internal transfers	9	130	1	140
Disposals	(3)	—	—	(3)

As at December 31, 2020	36	321	1	358

Accumulated amortization
As at January 1, 2019	(1)	(1)	—	(2)

Amortization charge	(5)	(7)	—	(12)

As at December 31, 2019	(6)	(8)	—	(14)

Amortization charge	(10)	(58)	—	(68)
Disposals	3	—	—	3

As at December 31, 2020	(13)	(66)	—	(79)

Net book value
As at January 1, 2019	11	7	15	33

As at December 31, 2019	24	183	—	207

As at December 31, 2020	23	255	1	279

The Group did not have any pledged intangible assets at any of the reporting dates.

Some of the intangible assets are being developed internally. These intangible assets include software put into operation as a program consisting of the mobile app Delimobil (front-end), which customers use for car rental, and the platform Delitime (back-end), which is a set of information systems that manage the entire business logic of the car sharing service. As at December 31, 2020, the carrying amount of the Delitime platform and its related software products are RUB 242 million (December 31, 2019: RUB 168 million; January 1, 2019: RUB 7 million). The amortization of the Delitime platform and its related software products will finish in 2030 and 2022, respectively.

17. GOODWILL

The goodwill of RUB 39 million (2019: nil) results from the consolidation of CarShineRussia LLC acquired in October, 2020 (see Note 6).

The Group performed its annual impairment test on December 31, 2020. For impairment testing of goodwill from the acquisition of CarShineRussia LLC, the Group considers all assets of this subsidiary as a separate cash-generating unit.

The recoverable amount of CarShineRussia LLC of RUB 229 million as at December 31, 2020 has been determined based on a value in use calculation using cash flow projections from financial budgets covering a five-year period. The pre-tax discount rate applied to cash flow projections is 23.6% and cash flows beyond the five-year period are extrapolated using a 3.3% growth rate that is the same as the long-term average growth rate for the Russian economy. As a result of the analysis, the management did not identify an impairment for this cash generating unit (CGU).

Key assumptions used in value in use calculation and sensitivity to changes in assumptions.

The following scenarios were considered as reasonably possible and were used for this sensitivity analysis:

•	10% decrease in the expected level of market profitability based on net profit;

•	1% increase in the discount rates;

•	1% reduction in growth rates used to extrapolate cash flows beyond the forecast period.

The expected level of market profitability is based on average values for the repair and maintenance industry. The expected level of market profitability was 7.4%. A reduction by 1% in the expected level of market profitability based on net profit would result in impairment in the amount of RUB 2 million. Decreased demand can lead to a decline in revenue. A decrease in revenue by 10.0% annually would not result in an impairment.

Discount rates—Discount rates represent the current market assessment of the risks specific to this CGU, taking into consideration the time value of money and individual risks of the underlying assets that have not been incorporated in the cash flow estimates. The discount rate calculation is derived from its weighted average cost of capital (WACC). A rise in the pre-tax discount rate to 24.6% (i.e., +1%) would not result in an impairment.

Growth rate estimates—Rates are based on published industry research. A reduction by 1% in the long-term growth rate would not result in a further impairment.

18. OTHER NON-CURRENT AND CURRENT ASSETS

	December 31, 2020	December 31, 2019	January 1, 2019
Other non-current assets
Advances given	8	110	—

Total other non-current assets	8	110	—
Other current assets
Advances given	680	525	233
Provision for advances given	(20)	(18)	(7)
Receivables from personnel	3	4	3
VAT recoverable	203	434	99
Other taxes receivables	200	147	1
Other receivables	46	40	11
Total other current assets	1,112	1,132	340

Total other assets	1,120	1,242	340

19. INVENTORIES

	December 31, 2020	December 31, 2019	January 1, 2019
Raw materials and consumables	114	57	28
Fuel	12	11	15
Vehicles for sale	—	2	1
Other materials	6	4	2

Total	132	74	46

There were no pledged inventories at reporting dates.

In the year ended December 31, 2020, the amount of inventories recognized as an expense during the period is RUB 1,699 million (2019: RUB 1,661 million).

The carrying amount of inventories in the table above is after a write-down to net realizable value of RUB 132 million, RUB 74 million and RUB 46 million as at December 31, 2020, December 31, 2019 and January 1, 2019, respectively. The changes in inventory valuation allowance during the years ended December 31, 2020 and 2019 is as follows:

Inventory impairment
At January 1, 2019	—

Accrued	(2)

At December 31, 2019	(2)

Accrued	(5)
Recovered	1

At December 31, 2020	(6)

20.	TRADE AND OTHER RECEIVABLES

	December 31, 2020	December 31, 2019	January 1, 2019
Trade receivables	260	151	34
Accounts receivable for the sale of a subsidiary	—	—	750
Other receivables	—	8	18
Loss allowance for expected credit losses on trade receivables	(160)	(88)	(17)

Total trade receivables less loss allowance for expected credit losses	100	71	785

As at December 31, 2020, RUB 5 million relates to long-term receivables (as at December 31, 2019: RUB 4 million).

The analysis of past due and not past due financial trade and other receivables is presented in the table below:

	Non-overdue	<30	31-90	91-180	>180	Total
Trade and other receivables—number of days overdue as at December 31, 2020
Expected credit loss ratio	0.87%	44.83%	62.08%	71.58%	100.00%
Expected final gross value in case of default	68	40	12	21	119	260
Expected credit losses for the entire term	(1)	(18)	(7)	(15)	(119)	(160)

						100

	Non-overdue	<30	31-90	91-180	>180	Total
Trade and other receivables—number of days overdue as at December 31, 2019
Expected credit loss ratio	0.87%	44.83%	62.08%	71.58%	100.00%
Expected final gross value in case of default	38	44	9	22	46	159
Expected credit losses for the entire term	—	(20)	(6)	(16)	(46)	(88)

						71

	Non-overdue	<30	31-90	91-180	>180	Total
Trade and other receivables—number of days overdue as at January 1, 2019
Expected credit loss ratio	0.87%	44.83%	62.08%	71.58%	100.00%
Expected final gross value in case of default	786	7	1	4	4	802
Expected credit losses for the entire term	(6)	(3)	(1)	(3)	(4)	(17)

						785

The analysis of expected credit losses recognized is presented in the table below:

Loss allowance for expected credit losses
As at January 1, 2019	(17)

Expected credit losses recognized	(71)
As at December 31, 2019	(88)

Expected credit losses recognized	(72)

As at December 31, 2020	(160)

21. CASH AND CASH EQUIVALENTS

	December 31, 2020	December 31, 2019	January 1, 2019
Bank accounts denominated in RUB	35	82	141
Short-term deposits denominated in RUB	72	—	—
Bank accounts denominated in EUR	—	9	—
Cash in transit denominated in RUB	10	11	27

Total	117	102	168

Cash and cash equivalents include cash in transit from payment processors for customer’s credit and debit card transactions, which was in the amount of RUB 10 million (2019: RUB 11 million).

As at December 31, 2020, cash equivalents comprised bank deposit with a maturity of 35 days in Russian Rubles at an interest rate of 3.4% and bank deposit with a maturity of 11 days in Russian Rubles at an interest of 2%.

22. COMPANIES’ EQUITY HOLDERS NET INVESTMENT

As at December 31, 2020, December 31, 2019 and January 1, 2019, the individual share capital amounts of Carsharing Russia LLC, Anytime LLC, SMM LLC were paid in full and amounted to RUB 10,000, RUB 11,765 and RUB 1,000,000 respectively. The share capital of the entities has not been presented within the combined and consolidated financial statements as described in the Basis of Combination in Note 2.

As at December 31, 2020, December 31, 2020 and January 1, 2019, shareholders of each of the Companies was as follows:

	Percentage of shares as at:
Shareholders of Carsharing Russia LLC	December 31, 2020	December 31, 2019	January 1, 2019
MK Impact Finance securitization fund managed by JSC Mikro Kapital Management (Grand Duchy of Luxembourg)	62.0	66.9	66.9
JSC D-Mobility Worldwide A.s. (Czech Republic)	10.0	10.0	—
MIKRO FUND securitization fund (Grand Duchy of Luxembourg)	—	—	10.0
Other private shareholders	28.0	23.1	23.1

Total	100.0	100.0	100.0

	Percentage of shares as at:
Shareholders of Anytime LLC	December 31, 2020	December 31, 2019	January 1, 2019
JSC D-Mobility Worldwide A.s. (Czech Republic)	85.0	85.0	—
MIKRO FUND securitization fund (Grand Duchy of Luxembourg)	—	—	85.0
Other private shareholders	15.0	15.0	15.0

Total	100.0	100.0	100.0

	Percentage of shares as at:
Shareholders of SMM LLC	December 31, 2020	December 31, 2019	January 1, 2019
MIKRO FUND securitization fund (Grand Duchy of Luxembourg)	100.0	100.0	100.0

Total	100.0	100.0	100.0

Capital contributions for the years ended December 31, 2020 and 2019 and as at January 1, 2019 recognized within Companies’ equity holders net investment were as follows:

Date of transaction	Nature of contribution	Receiving company	Amount
Total capital contributions as at January 1, 2019			581

September 30, 2019	Contribution to the company’s assets without increasing the share capital by offsetting amount under loan agreements	Anytime LLC	469
December 31, 2019	Contribution to the Company’s assets without increasing the share capital by depositing a cash contribution to the bank account	Carsharing Russia LLC	7
December 31, 2019	Contribution to the company’s assets without increasing the share capital by offsetting amount under loan agreements	Carsharing Russia LLC	2,522
December 31, 2019	Contribution to the company’s assets without increasing the share capital by offsetting amount under loan agreements	Anytime LLC	656

Total			3,654

Total capital contributions as at December 31, 2019			4,235

December 29, 2020	Contribution to the company’s assets without increasing the share capital by offsetting amount under loan agreements	SMM LLC	12
December 31, 2020	Contribution to the company’s assets without increasing the share capital by offsetting amount under loan agreements	Anytime LLC	60

Total			72

Total capital contributions as at December 31, 2020			4,307

23. NON-CONTROLLING INTERESTS

Summarized financial information before intragroup eliminations in respect of CarShineRussia LLC that has non-controlling interests is set out below.

Summarized statements of profit or loss for the year ended December 31, 2020:	CarShineRussia LLC
Revenue	110
Cost of revenue	(81)

Gross profit	29

General and administrative expenses	(6)

Profit before income tax	23

Income tax expense	(5)

Profit for the period	18

Profit attributable to equity holders of the Companies	7
Profit attributable to non-controlling interests	11

Total comprehensive profit for the period	18

Total comprehensive profit attributable to equity holders of the Companies	7
Total comprehensive profit attributable to non-controlling interests	11

Summarized statements of financial position as at December 31, 2020:	CarShineRussia LLC
Assets
Property, plant and equipment	3
Right-of-use assets	2
Deferred tax assets	1
Inventories	18
Trade and other receivables	97
Cash and cash equivalents	24
Other current assets	7

Total assets	152
Liabilities
Short-term borrowings	(2)
Short-term lease liabilities	(2)
Trade and other payables	(79)
Income tax payable	(7)
Other current liabilities	(20)

Total liabilities	(110)

Total equity	42

Attributable to:
Equity holders of parent	17
Non-controlling interest	25
Adjustments of non-controlling interests:
Option premium recognized in equity	(32)

Total non-controlling interests as at December 31, 2020	(7)

Summarized cash flow information for year ended December 31, 2020:	CarShineRussia LLC
Operating	21
Investing	(1)
Financing	(9)

Net increase in cash and cash equivalents	11

24. BORROWINGS AND LEASE LIABILITIES

	Annual interest rate	Maturity	December 31, 2020	Maturity	December 31, 2019	Maturity	January 1, 2019
Long-term borrowings received
Long-term borrowings received from related parties—unsecured, RUB	17-25%	2022	17	2021-2022	95	2020-2022	1,287
Long-term borrowings received from third parties—unsecured, RUB	17-19%	2022	1	2021	4	2020	1

Total long-term borrowings received			18		99		1,288

Short-term borrowings received
Short-term borrowings received from related parties—unsecured, RUB	17-25%	2021	6,168	2020	1,980	2019	370
Short-term borrowings received from third parties—unsecured, RUB	17-19%	2021	7	2020	42	2019	26

Total short-term borrowings received			6,175		2,022		396

Total borrowings received			6,193		2,121		1,684

As at December 31, 2020 borrowings include some liabilities at lower than market rates received from the controlling shareholder and companies under common control of the Group’s controlling shareholders in the amount of RUB 113 million (2019: RUB 200 million). The present value of the borrowings was determined based on a discount rate of 25% (the average borrowing rate on comparable borrowings at the issue date) and amounts to RUB 102 million (2019: RUB 187 million). Part of these borrowings received was repaid before maturity.

	Annual interest rate	December 31, 2020	December 31, 2019	January 1, 2019
Long-term lease liabilities
Machinery and equipment (except office), RUB	31%	6	—	—
Vehicles lease liabilities, RUB	16%-26%	5,015	5,445	3,388

Total long-term lease liabilities		5,021	5,445	3,388

Short-term lease liabilities
Machinery and equipment (except office), RUB	31%	11	—	—
Vehicles lease liabilities, RUB	16%-26%	3,503	1,563	924

Total short-term lease liabilities		3,514	1,563	924

Total lease liabilities		8,535	7,008	4,312

The Group has received guarantees for lease obligations from entities under common control . As at December 31, 2020, the undiscounted amount of lease liabilities including VAT secured over received guarantees amounted to RUB 9,600 million (2019: RUB 9,310 million).

25. TRADE AND OTHER PAYABLES

	December 31, 2020	December 31, 2019	January 1, 2019
Current financial liabilities
Trade payables	442	489	273
Insurance premiums payble	317	289	—
Unused vacations accrual	56	34	21
Other accurued expenses	33	17	—
Payables in payment of dividends	6	—	—
Payables to personnel	2	9	1

Total current financial liabilities	856	838	295

26. PROVISIONS

The Group recognized a provision for car repairing relating to lease contracts whereby damage has occurred and the Group has an obligation to keep cars in a specified operational condition.

The movement of provision is presented in the table below:

Provision for car repairing
As at January 1, 2019	(6)

Accrued	(56)
Recovered	6

As at December 31, 2019	(56)

Accrued	(45)
Recovered	56

As at December 31, 2020	(45)

27. OTHER LIABILITIES

	December 31, 2020	December 31, 2019	January 1, 2019
Current non-financial liabilities
Other taxes payable	145	133	103
Current VAT on lease liabilities	150	44	9
Other payables	13	5	1

Total short-term non-financial liabilities	308	182	113

28. CHANGES IN LIABILITIES ARISING FROM FINANCING ACTIVITIES

The table below details changes in the Group’s liabilities arising from financing activities, including both cash and non-cash changes.

			Non-cash changes
	January 1, 2020	Cash flows from financing activities	Interest expense	New lease agreements	Expenses related to the lease modifications	Offsetting amount under contribution to the Group’s assets	Acquisition of a subsidiary	Other changes	December 31, 2020
Borrowings	2,121	3,436	705	—	—	(72)	7	(4)	6,193
Lease liabilities	7,008	(2,950)	1,257	2,626	602	—	2	(10)	8,535

Total	9,129	486	1,962	2,626	602	(72)	9	(14)	14,728

			Non-cash changes
	January 1, 2019	Cash flows from financing activities	Interest expense	New lease agreements	Expenses related to the lease modifications	Offsetting amount under contribution to the Group’s assets	Other changes	December 31, 2019
Borrowings	1,684	3,560	543	—	—	(3,648)	(18)	2,121
Lease liabilities	4,312	(2,203)	1,063	3,537	305	—	(6)	7,008

Total	5,996	1,357	1,606	3,537	305	(3,648)	(24)	9,129

Cash flows from financing activities are amounts presented in the statements of cash flows.

29. FINANCIAL RISK MANAGEMENT

The Group is exposed to market risk, credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group’s financial performance.

Market risk

Market risk is the risk that the fair value or cash flows of a financial instrument will fluctuate due to changes in market prices. Market risk reflects interest rate risk and currency risk.

The Group is not exposed to interest rate risk because entities in the Group do not borrow funds at floating interest rates.

The Group’s activities expose market risk primarily to the financial risks of changes in foreign currency exchange rates.

The Group undertakes transactions denominated in foreign currencies; consequently, exposures to exchange rate fluctuations arise. The Group limits its exposure to currency risk by denominating substantial monetary assets and liabilities in local currency. The management estimates the impact of foreign currency transactions as immaterial.

Liquidity risk

Liquidity risk is the risk that the Group will not have sufficient funds to meet all its obligations as they come due.

The Group’s liquidity position is carefully monitored and managed. The Group manages liquidity risk by matching the maturity profiles of financial assets and liabilities and attracting additional funding to help ensure that it has adequate cash available to meet its payment obligations.

The Group has three main sources of funding: lease contracts, equity financing and borrowings from related parties.

The tables below present the Group’s outstanding financial liabilities under contracts with specified payment periods. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay. The table includes both interest and principal cash flows.

		Book value at December 31, 2020	Cash flow under the agreement
	Note		Repayment amount	less than one year	from 1 to 2 years	from 2 to 5 years
Financial liabilities
Borrowings	24	6,193	6,586	6,542	44	—
Lease liabilities	24	8,535	9,968	4,442	4,192	1,334
Trade and other payables	25	856	856	856	—	—

Total future payments		15,584	17,410	11,840	4,236	1,334

		Book value at December 31, 2019	Cash flow under the agreement
	Note		Repayment amount	less than one year	from 1 to 2 years	from 2 to 5 years
Financial liabilities
Borrowings	24	2,121	2,390	2,182	164	44
Lease liabilities	24	7,008	9,797	2,985	4,208	2,604
Trade payables	25	838	838	838	—	—

Total future payments		9,967	13,025	6,005	4,372	2,648

		Book value at January 1, 2019	Cash flow under the agreement
	Note		Repayment amount	less than one year	from 1 to 2 years	from 2 to 5 years
Financial liabilities
Borrowings	24	1,684	2,060	838	689	533
Lease liabilities	24	4,312	5,761	1,548	1,941	2,273
Trade payables	25	295	295	295	—	—

Total future payments		6,291	8,116	2,681	2,630	2,806

Credit risk

Credit risk is the risk that counterparties will fail to meet their obligations to repay all outstanding balances to the Group as they fall due. Financial assets which potentially subject the Group to credit risk include trade and other receivables and cash and cash equivalents.

The cash and cash equivalents are primarily held with banks, which are rated not less than BB, based on Standard & Poor’s and Fitch ratings.

Impairment on cash and cash equivalents has been measured on a 12-month expected loss basis and reflects the short maturities of the exposures. The Group considers that its cash and cash equivalents have low credit risk based on the external credit ratings of the counterparties. No impairment allowance was recognized as at December 31, 2020 (2019: nil).

The Group’s trade receivables are substantially represented by short-term customer unpaid rent. All long-term rent is provided on advance basis, therefore no credit risk arises.

The Group does not hold any collateral to cover its credit risks associated with its financial assets.

An impairment analysis is performed at each reporting date using a provision matrix to measure expected credit losses. The calculation reflects the probability-weighted outcome. Generally, accounts receivable are written-off if past due for more than three years.

The information about the credit risk exposure on the Group’s accounts receivable using a provision matrix is set out in Note 20.

The Group implemented a number of measures to manage credit risk, such as customers Scoring and rating program, advance card deposits blocked before the rent start and face identification system for drivers recognition.

The Group’s maximum exposure to credit risk equals carrying values of financial assets at the end of each reporting period:

	Note	December 31, 2020	December 31, 2019	January 1, 2019
Trade and other receivables
Trade receivables	20	100	71	34
Other receivables	20	—	—	750
Cash and cash equivalents
Bank accounts and cash	21	107	91	141
Cash in transit	21	10	11	27

Total maximum exposure to credit risk		217	173	952

Capital risk management

The Group manages its capital to ensure that companies in the Group will be able to continue as a going concern while maximising the return to shareholders through the optimization of the debt and equity balance.

The capital structure of the Group consists of net debt (borrowings offset by cash and cash equivalents) and equity.

The Group’s capital management ensures meeting the requirements of the legislation of the Russian Federation, according to which a company cannot have negative net assets for more than three consecutive years.

In order to comply with this requirement, the Group’s shareholders make ad hoc contributions to the capital of the Companies (as detailed in Note 22).

30. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Group does not hold any financial assets and financial liabilities other than those measured at amortized cost. Management assessed that the carrying values of the Group’s financial assets and financial liabilities measured at amortized cost are a reasonable approximation of their fair values.

Financial assets and liabilities measured at amortized cost	December 31, 2020	December 31, 2019	January 1, 2019
Trade and other receivables	100	71	785
Borrowings	6,193	2,121	1,684
Lease liabilities	8,535	7,008	4,312
Trade and other payables	856	838	295

31. CONTINGENCIES AND COMMITMENTS

Tax legislation

The Russian business regulating legislation continues to change rapidly. Legislation changes are characterised by varying interpretations and established practice of making arbitrary judgments by authorities. Management’s interpretation of such legislation in respect of the Group’s operation can be contested by relevant regional and federal authorities. Tax authorities of the Russian Federation occupy a more rigid position in part of legislation interpretation and tax amounts computation. As a result, tax computation approaches, that were not contested in previous periods, can be contested during future tax audits. Generally, three years preceding to the reporting period are open to review by tax authorities. However, under certain circumstances audits may cover longer periods.

The Group recognized tax liabilities based on the management’s assessment of the amount of money necessary to settle such liabilities. Management, based on its assumptions and interpretations of the effective Russian tax legislation, believes that tax liabilities are adequately recognized in these combined and consolidated financial statements. However, tax authorities may apply other interpretations, and their effect on the financial statements may be material.

Discount received as subsidies through the programme of the Russian Ministry of Industry and Trade on providing state support to car sharing companies

In November, 2020, the Group entered into the lease contracts as part of the programme of the Russian Ministry of Industry and Trade on providing state support to car sharing companies. The initial measurement of these lease liabilities included the discount from the lessor, in part of the advance payment, which the leasing company will receive directly from the government. Under the terms of the contract, if the lessor does not receive the full amount of the government grant for the discount provided to the Group, the lessor has the right to increase the lease payments by the amount of the discount. At the commencement date of the lease contracts and as at December 31, 2020, the Group considers it unlikely that the lessor will not receive the government grant. The amount of the discount provided was RUB 229 million.

Capital commitments

As at December 31, 2020, December 31, 2019 and January 1, 2019, the Group had no contractual commitments for the purchase of property, plant and equipment or other non-current assets.

32. SEGMENTS

For the periods presented in these combined and consolidated financial statements, there was no group management or chief operating decision maker (“CODM”) as the Group was not run and operated as a consolidated group. For purposes of these combined and consolidated financial statements, segmentation is based on how to the future CODM will review the performance of the business and allocate resources, as further disclosed in the segmentation disclosure note.

The chief operating decision-maker (CODM) of the Group is due to be the Chief Executive Officers (CEOs) of each of the Companies. It is anticipated that going forward the CODM will review the Group’s internal reporting based on financial information by two segments Delimobil and Anytime Prime based on activities of Carsharing Russia LLC and Anytime LLC, respectively. Segment information includes data about the activity of SMM LLC and its subsidiary through information about expenses Carsharing Russia LLC and Anytime LLC. Management has determined there are two operating segments on this basis.

The CODM will assess the performance of the operating segments based on a measure of Segment Revenue and Adjusted EBITDA. Information related to each reportable segment is set out below.

The Group does not report total assets or total liabilities based on its operating segments.

Goodwill is not allocated to reportable segments as described in note 17. Intangible assets other than goodwill are primarily related to Delimobil operating segment.

For the year ended December 31, 2020:

	Delimobil	Anytime Prime	Total reportable segments	Non-reportable	Eliminations	Group
Revenue from car sharing services	5,170	—	5,170	—	—	5,170
Other incidental customer fees	932	21	953	—	—	953
Revenue from long-term rent	—	176	176	—	—	176
Revenue from delivery services	148	—	148	—	—	148
Other revenue	—	—	—	2	—	2

Total revenue	6,250	197	6,447	2	—	6,449
Other income	162	1	163	44	—	207
Inter-segment other income	26	63	89	—	(89)	—

Total other income	188	64	252	44	(89)	207

Combined and consolidated income	6,438	261	6,699	46	(89)	6,656

External expenses	(5,596)	(144)	(5,740)	(1,202)	—	(6,942)
Internal expenses	(1,195)	(62)	(1,257)	—	1,257	—

Combined and consolidated expenses	(6,791)	(206)	(6,997)	(1,202)	1,257	(6,942)

Adjusted EBITDA	(353)	55	(298)	(1,156)	1,168	(286)

For the year ended December 31, 2019:

	Delimobil	Anytime Prime	Total reportable segments	Non-reportable	Eliminations	Group
Revenue from car sharing services	3,996	283	4,279	—	—	4,279
Other incidental customer fees	555	51	606	—	—	606
Revenue from long-term rent	—	104	104	—	—	104
Other revenue	—	—	—	23	—	23

Total revenue	4,551	438	4,989	23	—	5,012
Other income	87	19	106	28	—	134
Inter-segment revenue	117	106	223	—	(223)	—

Total other income	204	125	329	28	(223)	134

Combined and consolidated income	4,755	563	5,318	51	(223)	5,146

External expenses	(4,545)	(581)	(5,126)	(1,075)	—	(6,201)
Internal expenses	(1,005)	(273)	(1,278)	—	1,278	—

Combined and consolidated expenses	(5,550)	(854)	(6,404)	(1,075)	1,278	(6,201)

Adjusted EBITDA	(795)	(291)	(1,086)	(1,024)	1,055	(1,055)

Reconciliation of loss before income tax to adjusted EBITDA of the Group is presented below:

	Year ended December 31,
	2020	2019
Loss for the period	(3,056)	(3,573)
Income tax benefit	(419)	(577)
Finance costs (Note 12)	2,564	1,997
Finance income (Note 12)	(15)	—
Impairment of a right-of-use asset (Note 11)	60	361
VAT write-off (Note 11)	39	8
Loss on lease terminations (Note 11)	31	3
Impairment of property, plant and equipment (Note 11)	—	12
(Gain)/loss on disposal of property, plant and equipment, net (Note 11)	(2)	9
Reversal of an impairment loss on a right-of-use asset (Note 11)	(304)	—
Subsidies received (Note 11)	(182)	(42)
Insurance compensation received for damage of vehicles (Note 11)	(12)	—
Reversal of impairment loss on property, plant and equipment (Note 11)	(9)	—
Depreciation of property, plant and equipment (Note 8, 10)	33	13
Amortization of intangible assets (Note 8, 10)	68	12
Depreciation of right-of-use assets (Note 8)	918	722

Adjusted EBITDA	(286)	(1,055)

In all reporting periods, no individual customer represented more than 10% of the Group’s total revenue.

33. RELATED PARTIES

Parties are generally considered to be related if one party has the ability to control the other party, is under common control, or can exercise significant influence or joint control over the other party in making financial and operational decisions.

In considering each possible related party relationship, attention is directed to the substance of the relationship, not merely the legal form.

Compensation of the Group’s key management personnel is presented in the table below:

	Year ended December 31,
	2020	2019
Short-term benefits, before deduction of personal income tax	147	125

Total	147	125

Compensation comprises wages, bonuses, annual leave, medical insurance paid by the Group, and other similar payments in favour of the Group’s key management personnel.

Significant balances with related parties as at December 31, 2020, as at December 31, 2019, January 1, 2019 are presented in the table below:

Accounts receivable

Categories of related parties	Transaction	December 31, 2020	December 31, 2019	January 1, 2019
Shareholders of Companies	Sale of a share in capital	—	—	750
Entities under common control of the same ultimate controlling party of the Companies	Sale of equipment, goods, services and works	3	—	—
Entities under common control of the same ultimate controlling party of the Companies	Purchase of equipment, goods, services and works	12	9	25

Total		15	9	775

Accounts payable, lease liabilities and borrowings

Categories of related parties	Transaction	December 31, 2020	December 31, 2019	January 1, 2019
Entities under common control of the same ultimate controlling party of the Companies	Lease	689	771	915
Entities under common control of the same ultimate controlling party of the Companies	Purchase of equipment, goods, services and works	10	—	2
Key management personnel of the Companies or its Parent	Purchase of equipment, goods, services and works	10	10	—
Shareholders of Companies	Borrowings	6,168	1,976	1,395
Entities under common control of the same ultimate controlling party of the Companies	Borrowings	17	99	262

Total		6,894	2,856	2,574

In the year ended December 31, 2020, accounts receivable from an entity under common control of the ultimate controlling party of the Group to Carsharing Russia LLC in amount of RUB 7 million were written off.

Significant transactions with related parties during the years ended December 31, 2020 and December 31, 2019 are presented in the table below:

Interest expense on borrowings received and lease liabilities

	Year ended December 31,
	2020	2019
Categories of related parties
Shareholders of Companies	685	515
Entities under common control of the same ultimate controlling party of the Companies	117	149

Total	802	664

Purchase of equipment, goods, services and works (including VAT)

	Year ended December 31,
	2020	2019
Categories of related parties
Key management personnel of the Companies or its Parent	—	10
Entities under common control of the same ultimate controlling party of the Companies	163	85

Total	163	95

Sale of equipment, goods, services and works (including VAT)

	Year ended December 31,
	2020	2019
Categories of related parties
Entities under common control of the same ultimate controlling party of the Companies	19	3

Total	19	3

Purchase of right-of-use assets

	Year ended December 31,
	2020	2019
Categories of related parties
Entities under common control of the same ultimate controlling party of the Companies	120	1

Total	120	1

34. EVENTS AFTER THE REPORTING DATE

The following events occurred between January 1, 2021 and the date of approval of these combined and consolidated financial statements:

Contribution to the Companies assets without increasing the share capital

In accordance with the Minutes of the Extraordinary General Meeting of Participants of January 14, 2021, it was resolved to make a contribution of RUB 2,000 million to the Carsharing Russia LLC assets without increasing the share capital by depositing to the Carsharing Russia LLC current bank account or otherwise in a manner permitted by the Russian legislation.

On January 15, 2021, the contribution of RUB 2,000 million to the Carsharing Russia LLC assets without increasing the share capital was made by offsetting principal amount under loan agreements with one of its participants.

Acquisition of subsidiaries and non-controlling interests

In March 2021, SMM LLC acquired 30% of the share capital of Prolive+ LLC, a mobile refueling company operating in Moscow. At the same time, SMM LLC received an irrevocable offer (effectively, a put option) to acquire 21% share capital in Prolive+ LLC.

In June 2021, SMM LLC terminated irrevocable option agreements on the acquisition of an additional 21% in Prolive+ LLC and 25% in CarShineRussia LLC. At the same time, SMM LLC received irrevocable offers (effectively, put options) to acquire the remaining equity interests in CarShineRussia LLC (60%) for a total purchase price of RUB 119.5 million and Prolive+ LLC (70%) for a total purchase price of RUB 27.9 million, and 90% of the share capital of CarShineWash LLC for a total purchase price of RUB 14.4 thousand.

In July 2021, we completed the acquisition of 70% of Prolive+ for a total purchase price of RUB 27.9 million.

Issue of shares

On March 31, 2021, all shareholders of the Companies contributed their respective equity interests in the Companies in exchange for the newly issued shares of Delimobil Holding S.A.

On March 31, 2021, shareholders of Delimobil Holding S.A. increased its share capital to 100 million ordinary shares by issuing 95 million new ordinary shares with a nominal value of 0.01 EUR, fully paid by contribution in kind, consisting of shares in the Companies, and resulting in a share premium of 452,269,133 EUR. In June 2021, Delimobil Holding S.A. issued 12 million convertible preferred shares, all having a nominal value of EUR 0.01. NEVSKY PROPERTY FINANCE LIMITED acquired these preferred shares for RUB 4,396 million.

In June 2021, NEVSKY PROPERTY FINANCE LIMITED purchased 3 million ordinary shares from the shareholders of the Companies.

Phantom share plan

In June 2021, Delimobil Holding S.A. established a long-term employee benefits plan (the “Phantom Share Plan”), under which a participant would receive upon vesting and occurrence of certain events or on the third anniversary from the award date a fixed number of Phantom Shares. Phantom Shares are used solely as units of measurement and are not shares or the right to receive shares of Delimobil Holding S.A. Phantom Shares will be settled in cash upon vesting.

Distributions to non-controlling interest

CarShineRussia LLC has declared dividends to SMM LLC and to the non-controlling interest.

Dividends declared by CarShineRussia LLC to non-controlling shareholders amounted to RUB 3 million for the three months ended March 31, 2021.

DELIMOBIL HOLDING S.A.

American Depositary Shares

Representing                  Ordinary Shares

$        per ADS

PROSPECTUS

                    , 2021

BofA Securities	Citigroup	VTB Capital

RenCap	SberCIB

Through and including                     , 2021 (the     th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers

Our articles of association provide that, subject to certain limitations, we will indemnify our directors and executive officers against any losses or liabilities which they may sustain or incur in or about the execution of their duties including liability incurred in defending any proceedings whether civil or criminal in which judgment is given in their favor or in which they are acquitted.

We expect to obtain directors’ and officers’ liability insurance which insures against certain liabilities that our directors and officers and our subsidiaries may, in such capacities, incur. In connection with the offering, we intend to acquire new directors’ and officers’ liability insurance that will have market standard terms and conditions.

The underwriting agreement filed as Exhibit 1.1 to this registration statement will provide for indemnification by the underwriters of us and our executive officers and directors for certain liabilities arising under the Securities Act.

Insofar as indemnification of liabilities arising under the Securities Act may be permitted to executive officers and board members or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. Recent Sales of Unregistered Securities

During the past three years, we issued securities that were not registered under the Securities Act as set forth below. We believe that each of such issuances was exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act, Rule 701 under the Securities Act and/or Regulation S under the Securities Act.

The following is a summary of transactions during the preceding three fiscal years involving sales of our securities that were not registered under the Securities Act.

Share issuance

In June 2021, we issued an aggregate of 12,000,000 convertible preferred shares to Nevsky Property Finance Limited, a subsidiary of VTB Capital plc, for an amount in RUB equivalent of $60,000,000. The issuance of these shares was made outside the U.S. pursuant to Regulation S. No underwriter or underwriting discount or commission was involved in any of the transactions set forth in Item 7.

Item 8. Exhibits and Financial Statement Schedules

(a)    The exhibits to this registration statement are listed in the exhibit index attached hereto and are incorporated by reference herein.

(b)    Financial Statement Schedules. All schedules have been omitted because they are not required, are not applicable or the information is otherwise set forth in the combined and consolidated financial statements or notes thereto.

II-1

Item 9. Undertakings

(a)

The undersigned registrant hereby undertakes to provide to the underwriters, at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b)

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction, the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c)	The undersigned registrant hereby further undertakes that:

(1)

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

II-2

EXHIBIT INDEX

Exhibit No.	Description

1.1*	Form of Underwriting Agreement.

3.1*	Articles of Association of the Registrant.

4.1*	Form of Deposit Agreement between the Registrant, the depositary and holders and beneficial owners of American Depositary Shares issued thereunder.

4.2*	Form of American Depositary Receipt evidencing American Depositary Shares (included in Exhibit 4.1).

5.1*	Opinion of Stibbe Avocats, counsel to the Registrant, as to the validity of the ordinary shares (including consent).

10.1*	Phantom Share Plan.

10.2*	Call Option Agreement between the Registrant and D-Mobility Worldwide A.s. regarding D-Mobility Czech Republic s.r.o., dated September 8, 2021.

10.3*	Call Option Agreement between the Registrant and D-Mobility Worldwide A.s. regarding Carsharing Club LLC, dated September 8, 2021.

10.4*	Call Option Agreement between the Registrant and D-Mobility Worldwide A.s. regarding D-Mobility Kazakhstan LLC, dated September 8, 2021.

10.5*	Shareholders’ Agreement, dated June 4, 2021, by and among the Registrant, Nevsky Property Finance Limited and the Founders (the Pre-IPO Shareholders’ Agreement).

10.6*	Registration Rights Agreement.

10.7*	Debt Assignment Agreement, dated June 4, 2021 between MIKRO FUND (a securitization fund managed and represented by Mikro Kapital Management S.A.), as assignor, the Registrant, as assignee, and Carsharing Russia LLC, Anytime LLC and SMM LLC, as borrowers (the Debt Assignment Agreement).

10.8*	Subordination Deed, dated June 4, 2021, involving MIKRO FUND (a securitization fund managed and represented by Mikro Kapital Management S.A.), as assignor, the Registrant, as assignee, and Nevsky Property Finance Limited, as senior creditor (the Subordination Deed).

10.9*	[Lease agreement with Volkswagen]

10.10*	[Template for vehicle acquisition under Volkswagen lease agreement]

10.11*	[Lease agreement with Europlan]

10.12*	[Template for vehicle acquisition under Europlan lease agreement]

21.1*	List of subsidiaries of the Registrant.

23.1*	Consent of AO Deloitte & Touche CIS, independent registered public accounting firm.

23.2*	Consent of Stibbe Avocats (included in Exhibit 5.1).

23.3*	Consent of Frost & Sullivan Ltd.

24.1*	Power of Attorney (included in signature page to Registration Statement).

*	To be filed by amendment.

SIGNATURES

Pursuant to the requirements of the U.S. Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in                 ,                on                     , 2021.

DELIMOBIL HOLDING S.A.

By:
Name:	Elena Bekhtina
Title:	Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS that each person whose signature appears below hereby constitutes and appoints                  and                 and each of them, individually, as his or her true and lawful attorneys-in-fact and agents, with full power to act separately and full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and all additional registration statements pursuant to Rule 462 (b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in an about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or his or her or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the U.S. Securities Act of 1933, as amended, this registration statement has been signed by the following persons on                      , 2021 in the capacities indicated:

Name	Title

Elena Bekhtina	Chief Executive Officer (Principal Executive Officer)

Natalia Borisova	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

Vincenzo Trani	Director

Elena Bekhtina	Director

Andrea Farace	Director

Artur Melikyan	Director

Matteo Renzi	Director

Yuriy Gordeyev	Director

Vittorio Volpi	Director

Luc Vincent	Director

Daniel Healy	Director

SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE OF REGISTRANT

Pursuant to the requirements of the U.S. Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Delimobil Holding S.A. has signed this registration statement on                          , 2021.

By:
Name:
Title: